    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 9, 2001


                                                      REGISTRATION NO. 333-69808

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                AMENDMENT NO. 2

                                       TO
                                    FORM S-4
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                              EXABYTE CORPORATION
             (Exact name of Registrant as specified in its charter)

           DELAWARE                          3573                         84-0988566
(State or other jurisdiction of  (Primary Standard Industrial          (I.R.S. Employer
incorporation or organization)    Classification Code Number)         Identification No.)

                                1685 38th Street
                            Boulder, Colorado 80301
                                 (303) 442-4333
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                             Stephen F. Smith, Esq.
     Vice President, Chief Financial Officer, General Counsel and Secretary
                                1685 38th Street
                            Boulder, Colorado 80301
                                 (303) 442-4333
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:

                Mark R. Levy                                James L. Palenchar
                 Nina Lopez                        Bartlit Beck Herman Palenchar & Scott
             Holland & Hart LLP                       1899 Wynkoop Street, Suite 800
         555 17th Street, Suite 3200                         Denver, CO 80202
              Denver, CO 80202                                (303) 592-3100
               (303) 295-8000

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective and certain other conditions under the Merger Agreement are met or waived.

If the securities being registered on this form are been offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

               NOTICE OF SPECIAL MEETING OF EXABYTE STOCKHOLDERS

                              Exabyte Corporation
                                1685 38th Street
                               Boulder, CO 80301

                   Notice of Special Meeting of Stockholders

                         To Be Held on November 9, 2001


Dear Stockholders:


A special meeting of stockholders of Exabyte Corporation will be held on November 9, 2001, at Exabyte's principal executive office, commencing at 9:00 a.m., for the following purposes:


     (1) To consider and vote on a proposal to approve and adopt the Agreement and Plan of Merger among Exabyte Corporation, Bronco Acquisition, Inc., Ecrix Corporation, certain lenders and certain investors, dated as of August 22, 2001, a copy of which is attached as Annex A to the proxy statement/prospectus accompanying this notice, and to approve the issuance of Exabyte common stock and preferred stock in conjunction with the merger;

     (2) To consider and vote separately on two proposals to increase the authorized shares of Exabyte,

          A. A proposal to amend Exabyte's Restated Certificate of Incorporation to increase the authorized common stock to 100,000,000 shares; and

          B. A proposal to amend Exabyte's Restated Certificate of Incorporation to increase the authorized preferred stock to 30,000,000 shares.

     (3) To consider and vote upon a proposal to amend Exabyte's Restated Certificate of Incorporation to effect a reverse split of Exabyte's outstanding common stock by a ratio of no change to up to one-for-ten and authorize the Exabyte Board of Directors to determine the exact ratio within that range; and

     (4) To vote upon such other matters as may be properly presented at the meeting.

After careful consideration, your board of directors has unanimously determined that the merger, each of the transactions related to the merger and the other proposals to be presented at the meeting is fair to and in the best interests of Exabyte and its stockholders. The Exabyte board has unanimously approved and adopted the merger agreement and related agreements and unanimously recommends that you vote to approve and adopt all of the above proposals. We urge you to read the accompanying proxy statement/ prospectus carefully for a description of the merger agreement, the related agreements and each of the other proposals to be presented at the special meeting.

Pursuant to Delaware law, holders of Exabyte common stock and preferred stock are not entitled to appraisal rights in connection with the merger.

Only Exabyte stockholders of record on October 8, 2001 will be entitled to vote at and receive notice of the special meeting.


                                          By Order of the Board of Directors,

                                          /s/ Stephen F. Smith
                                          Stephen F. Smith
                                          Secretary

Boulder, Colorado

October 12, 2001


YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD PROMPTLY IN THE ENCLOSED POSTAGE-PAID ENVELOPE, OR AUTHORIZE THE INDIVIDUALS NAMED ON YOUR PROXY CARDS TO VOTE YOUR SHARES BY CALLING THE TOLL-FREE TELEPHONE NUMBER OR USING THE INTERNET AS DESCRIBED IN THE INSTRUCTIONS INCLUDED WITH YOUR PROXY CARD. STOCKHOLDERS WHO ATTEND THE SPECIAL MEETING MAY REVOKE THEIR PROXIES AND VOTE IN PERSON IF THEY SO DESIRE.

                               Ecrix Corporation
                              5525 Central Avenue
                               Boulder, CO 80301

                        MERGER WITH EXABYTE CORPORATION


                                October 12, 2001


Dear Ecrix Corporation stockholder,

     Your board of directors and that of Exabyte Corporation, also based in Boulder, have approved, and our two companies have entered into, a merger agreement. Subject to the approval of Ecrix and Exabyte stockholders, and the satisfaction of other conditions, an Exabyte subsidiary will merge into Ecrix, and Ecrix will become a wholly owned subsidiary of Exabyte.

     The merger agreement provides that a total of up to 10 million shares of Exabyte common stock will be issued to Ecrix stockholders. Additionally, certain investors of Ecrix will invest $9.65 million in a new series H Exabyte preferred stock at $1.00 per share at the time of closing. This preferred stock will be convertible into Exabyte common stock on a share-for-share basis. The effect of this will be that Ecrix stockholders will end up owning approximately 44.5% of Exabyte's outstanding voting stock following the merger. In addition, two other Ecrix directors and I will become part of a seven member Exabyte Board.

     Here is how the Exabyte shares will be issued as a result of the merger, assuming that an up to 1:10 reverse stock split is approved by Exabyte stockholders and effected:

                                                         NUMBER OF EXABYTE COMMON SHARES
                                                     YOU WILL GET AS A RESULT OF THE MERGER
                                                 -----------------------------------------------
FOR EACH SHARE YOU HOLD OF:                      WITHOUT A STOCK SPLIT   WITH A 1:10 STOCK SPLIT
                                                 -----------------------------------------------
Ecrix common stock                                     *0.16168                 0.016168
Ecrix series A preferred stock                          0.00952                 0.000952
Ecrix series B preferred stock                          0.02371                 0.002371
Ecrix series C preferred stock                          0.04048                 0.004048
Ecrix series D preferred stock                          0.04857                 0.004857
Ecrix series D-1 preferred stock                        0.82400                 0.082400

---------------

* On the assumption that only 6,185,127 shares of common stock are outstanding at the effective time of the merger.

     After careful consideration, your board of directors has unanimously determined, with one director absent, that the merger is advisable and is fair to, and in the best interests of, Ecrix and its stockholders and has approved the merger agreement.

     Approval of the merger by Ecrix stockholders requires the affirmative vote of at least:

     - a majority of the outstanding shares of Ecrix common stock and all series of preferred stock voting together as a single class,
     - two-thirds of all shares of all series of preferred stock voting together as a single class, and
     - two-thirds of the shares of Ecrix's series D-1 preferred stock, voting as a separate class.

The votes necessary to approve the merger are held by persons and entities that sit on or are represented on your board of directors or are board observers. During the deliberations leading to the approval of the merger agreement by the board, these persons indicated their intention to vote for the merger, although no contract or arrangement obligates them to do so. We anticipate that they will sign written consents to approve the merger upon the effectiveness of the registration statement for Exabyte shares of which the accompanying prospectus is a part. As a result, we have decided to dispense with the holding of a stockholders' meeting. WE ARE NOT SOLICITING YOUR PROXIES, AND WE ASK THAT NO ECRIX STOCKHOLDER SEND US A

PROXY. If for any reason, we do not get written consents for the merger as described above, we will solicit some additional stockholders to give their written consent.


     The enclosed proxy statement/prospectus provides you with detailed information about the proposed merger and about Exabyte. We encourage you to read this entire document carefully. IN PARTICULAR, YOU SHOULD CONSIDER CAREFULLY THE DISCUSSION IN THE SECTION ENTITLED "RISK FACTORS" BEGINNING ON PAGE 1-24 OF THE PROXY STATEMENT/PROSPECTUS. You may also obtain information about Exabyte from documents that they have filed with the Securities and Exchange Commission.


     Thank you for your attention. Please call me if you have any questions.

                                          Sincerely,

                                          Juan A. Rodriguez
                                          Chief Executive Officer
                                          and Chairman of the Board

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.



PROSPECTUS

                           PROXY STATEMENT/PROSPECTUS

     This proxy statement/prospectus includes the prospectus of Exabyte Corporation with respect to the issuance by Exabyte of up to 10 million shares of its common stock to stockholders of Ecrix Corporation in connection with the agreement and plan of merger among Exabyte, Bronco Acquisition, Inc., a wholly-owned subsidiary of Exabyte, Ecrix, certain investors and certain lenders. The merger agreement provides for the merger of Bronco Acquisition, Inc. with and into Ecrix. As a result of the merger, Ecrix will become a wholly-owned subsidiary of Exabyte.


     This proxy statement/prospectus also includes the proxy statement of Exabyte and is being furnished to Exabyte stockholders in connection with the special meeting of Exabyte stockholders to be held on November 9, 2001.


     Exabyte's common stock is listed on the Nasdaq National Market under the symbol "EXBT."


     INVESTING IN EXABYTE'S SECURITIES INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 1-24.


     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities to be issued under this prospectus or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                 The date of this document is [________], 2001.

                               TABLE OF CONTENTS

CHAPTER ONE -- SUMMARY......................................   1-1

  QUESTIONS AND ANSWERS ABOUT THE MERGER....................   1-1

  OVERVIEW OF THE TRANSACTIONS..............................   1-8

     The Companies..........................................   1-8

     The Merger.............................................   1-8

     Bridge Loan............................................   1-8

     Sale of Series H Preferred Stock by Exabyte............   1-9

     Reasons for the Merger.................................   1-9

     Recommendations of the Boards of Directors and Opinion
      of Financial Advisors.................................  1-10

     Dissenters' Rights.....................................  1-10

     The Special Meeting of Exabyte Stockholders............  1-10

     Board of Directors and Management Following the
      Merger................................................  1-11

     Treatment of Stock Options and Warrants................  1-11

     Tax Considerations.....................................  1-11

     Accounting Treatment of the Merger.....................  1-11

     No Solicitation of Ecrix Stockholders..................  1-11

     Conditions to the Merger...............................  1-12

     Termination............................................  1-12

     Termination Fee........................................  1-12

     Nasdaq Listing.........................................  1-13

     Regulatory Requirements................................  1-13

     Comparison of Rights Between Exabyte and Ecrix.........  1-13

     Description of Exabyte Capital Stock...................  1-13

     Market Prices for Exabyte Common Stock.................  1-13

     Interests of Directors and Executive Officers in the
      Merger................................................  1-13

  EXABYTE SELECTED CONSOLIDATED FINANCIAL DATA..............  1-14

  ECRIX SELECTED FINANCIAL DATA.............................  1-16

  EXABYTE AND ECRIX UNAUDITED PRO FORMA COMBINED FINANCIAL
     DATA...................................................  1-17

  EXABYTE CORPORATION NOTES TO PRO FORMA UNAUDITED COMBINED
     CONDENSED FINANCIAL INFORMATION........................  1-21

  COMPARATIVE PER SHARE DATA................................  1-22

  RISK FACTORS..............................................  1-24

     GENERAL INFORMATION ABOUT THESE RISK FACTORS AND OUR
      COMBINED COMPANY......................................  1-24

     RISKS RELATED TO THE MERGER............................  1-24

  RISKS RELATED TO EXABYTE'S AND THE COMBINED COMPANY'S
     BUSINESS...............................................  1-27

CAUTIONARY NOTE ABOUT FORWARD-LOOKING STATEMENTS............  1-46

CHAPTER TWO -- INFORMATION ABOUT THE STOCKHOLDER MEETING....   2-1

  ACTION BY ECRIX STOCKHOLDERS BY WRITTEN CONSENT IN LIEU OF
     A MEETING..............................................   2-1

  THE EXABYTE SPECIAL MEETING...............................   2-1

     Date, Time and Place of the Exabyte Special Meeting....   2-1

     Purpose of the Meeting.................................   2-1

     Record Date............................................   2-2

     Voting Rights..........................................   2-2

     Quorum.................................................   2-2

     Required Vote..........................................   2-2

     Solicitation of Proxies................................   2-3
CHAPTER THREE -- THE MERGER TRANSACTIONS....................   3-1

  GENERAL...................................................   3-1

  BACKGROUND OF THE MERGER..................................   3-1

  EXABYTE'S REASONS FOR THE MERGER..........................  3-10

     Improved Competitive Position..........................  3-10

     Enhanced Liquidity and Access to Capital...............  3-11

  FACTORS CONSIDERED BY AND RECOMMENDATION OF EXABYTE'S
     BOARD OF DIRECTORS.....................................  3-12

  OPINION OF EXABYTE'S FINANCIAL ADVISOR, BROADVIEW
     INTERNATIONAL, LLC.....................................  3-14

  ECRIX'S REASONS FOR THE MERGER AND RECOMMENDATION OF
     ECRIX'S BOARD OF DIRECTORS.............................  3-21

  OPINION OF ECRIX'S FINANCIAL ADVISOR THE WALLACH COMPANY/
     MCDONALD INVESTMENTS INC...............................  3-22

  DIRECTORS AND EXECUTIVE OFFICERS OF EXABYTE AFTER THE
     MERGER.................................................  3-26

     Exabyte Board of Directors after the Merger............  3-26

     Executive Officers of Exabyte after the Merger.........  3-26

  INTERESTS OF DIRECTORS AND EXECUTIVE OFFICERS IN THE
     MERGER.................................................  3-27

     Board of Directors of Exabyte..........................  3-27

     Executive Officers of Exabyte..........................  3-27

     Board of Directors of Ecrix............................  3-27

     Executive Officers of Ecrix............................  3-30

  MATERIAL CONTACTS AMONG EXABYTE AND ECRIX.................  3-30

  THE MERGER AGREEMENT......................................  3-30

     Structure of the Merger...............................................................................       3-31

     Timing of Closing.....................................................................................       3-31

     Merger Consideration..................................................................................       3-31

     Treatment of Ecrix Stock Options and Warrants.........................................................       3-32

     Exchange of Shares; Fractional Shares.................................................................       3-32

     Exabyte Board and Related Matters.....................................................................       3-32

     Bridge Loan...........................................................................................       3-33

     Sale of Series H Convertible Preferred Stock..........................................................       3-33

     Representations and Warranties........................................................................       3-33

     Conditions to Completion of the Merger................................................................       3-34

     Certain Covenants.....................................................................................       3-35

     Termination, Amendment and Waiver.....................................................................       3-37

     General Provisions....................................................................................       3-38

     Amendment to Shareholder Rights Plan..................................................................       3-38

  RESALE OF EXABYTE SHARES AFTER THE MERGER................................................................       3-39

  THE BRIDGE LOAN..........................................................................................       3-39

     Initial Loan Amounts and Lenders......................................................................       3-39

     Contingent Loans......................................................................................       3-40

     Security..............................................................................................       3-40

     Notes.................................................................................................       3-40

     Representations and Warranties........................................................................       3-41

     Covenants.............................................................................................       3-41

     Events of Default.....................................................................................       3-42

     Subordination and Intercreditor Agreement.............................................................       3-42

     Third Amendment to Loan and Security Agreement, Waiver and Consent....................................       3-43

  SALE OF EXABYTE SERIES H PREFERRED STOCK.................................................................       3-43

     General...............................................................................................       3-43

     Description of Series H Preferred Stock...............................................................       3-44

     Registration Rights of Series H Investors.............................................................       3-45

  ACCOUNTING TREATMENT OF THE MERGER.......................................................................       3-46

  MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES...................................................       3-46

  APPRAISAL RIGHTS FOR STOCKHOLDERS........................................................................       3-48

  DESCRIPTION OF EXABYTE CAPITAL STOCK.....................................................................       3-50

  MARKET PRICE AND DIVIDEND INFORMATION....................................................................       3-53

CHAPTER FOUR -- DESCRIPTION OF ECRIX........................   4-1

  DESCRIPTION OF ECRIX'S BUSINESS...........................   4-1

  DESCRIPTION OF ECRIX CAPITAL STOCK........................   4-7

  ECRIX MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
     CONDITION AND RESULTS OF OPERATIONS....................   4-9

     Overview...............................................   4-9

     Quarterly Results of Operations........................  4-11

     Results of Operations..................................  4-13

     Comparison of the Three Months Ended May 31, 2000 and
      2001..................................................  4-13

     Comparison of the Years Ended February 28, 1999,
      February 29, 2000 and February 28, 2001...............  4-14

     Income Taxes...........................................  4-15

     Liquidity and Capital Resources........................  4-15

     Quantitative and Qualitative Disclosures about Market
      Risk..................................................  4-16

     Recent Accounting Pronouncements.......................  4-17

  ECRIX OFFICERS AND DIRECTORS..............................  4-18

  COMPENSATION OF ECRIX OFFICERS AND DIRECTORS..............  4-19
CHAPTER FIVE -- DESCRIPTION OF EXABYTE......................   5-1

  INFORMATION REGARDING EXABYTE'S BUSINESS..................   5-1

     Description of Exabyte.................................   5-1

     Recent Developments....................................   5-1

     Information Regarding Our Products And Services........   5-2

     Information Regarding Our Customers and How We Market
      Our Products..........................................   5-7

     Information Regarding Our Competition..................   5-9

     Information Regarding Our Manufacturing Processes and
      Partners..............................................  5-10

     Information Regarding Exabyte's Research And
      Development Efforts...................................  5-11

     Information Regarding Our Patents and Proprietary
      Information...........................................  5-12

     Information Regarding the Status of Our Backlog........  5-12

     Information Regarding Foreign Exchange And Import
      Restrictions..........................................  5-12

     Employees..............................................  5-13

     Properties.............................................  5-14

     Legal Proceedings......................................  5-14

  EXABYTE MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
     CONDITION AND RESULTS OF OPERATIONS....................  5-15

     Overview and Recent Developments.......................  5-15

     Quarterly Results of Operations (Unaudited)............  5-16

     Results of Operations..................................  5-20

     Six Months Ended June 30, 2001, Compared to Six Months
      Ended July 1, 2000....................................  5-22

     Fiscal Year 2000 Compared to 1999......................  5-23

     Fiscal Year 1999 Compared to 1998......................  5-26

     Liquidity and Capital Resources........................  5-27

     Restructuring Charges..................................  5-29

     Quantitative and Qualitative Disclosures about Market
      Risk..................................................  5-30

  EXABYTE OFFICERS AND DIRECTORS............................  5-32

  COMPENSATION OF EXABYTE OFFICERS AND DIRECTORS............  5-34

     Compensation of Directors..............................  5-34

     Summary of Compensation................................  5-35

     Officer Severance Program..............................  5-35

     Incentive Stock Plan...................................  5-36

     Stock Option Grants....................................  5-36

     Option Exercises and Year-End Holdings.................  5-37

  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
     MANAGEMENT.............................................  5-38

  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS............  5-41
CHAPTER SIX -- COMPARISON OF RIGHTS BETWEEN ECRIX AND
     EXABYTE................................................   6-1
CHAPTER SEVEN -- ADDITIONAL EXABYTE MEETING PROPOSALS.......   7-1

  EXABYTE'S AMENDMENTS TO RESTATED CERTIFICATE OF
     INCORPORATION TO INCREASE AUTHORIZED CAPITAL...........   7-1

     Amendments to Increase Authorized Stock................   7-1

     Outstanding and Reserved Common Stock..................   7-1

     Outstanding and Reserved Preferred Stock...............   7-2

     Reasons for Increase in Authorized Stock...............   7-2

  REVERSE SPLIT OF EXABYTE'S OUTSTANDING COMMON STOCK.......   7-3
CHAPTER EIGHT -- CERTAIN ADDITIONAL INFORMATION.............   8-1

  STOCKHOLDER PROPOSALS.....................................   8-1

  EXPERTS...................................................   8-1

  LEGAL MATTERS.............................................   8-1

  WHERE YOU CAN FIND MORE INFORMATION.......................   8-1
HISTORICAL FINANCIAL INFORMATION............................   F-1

  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS................   F-1

     Exabyte Financial Statements...........................   F-2

     Report of Independent Accountants for Exabyte..........   F-2

     Ecrix Financial Statements.............................  F-26

     Report of Independent Accountants for Ecrix............  F-26

                                   APPENDICES


A.    Agreement and Plan of Merger by and among Exabyte Corporation, Bronco
      Acquisition, Inc., Ecrix Corporation, certain Investors and certain Lenders, dated as of August 22, 2001
      Exhibit 7.10        Affiliate Letter
      Exhibit 7.16        Lock Up Agreement
B.    Fairness Opinion of Broadview International, LLC
C.    Fairness Opinion of The Wallach Company/McDonald Investments, Inc.
D.    Form of Amendment to Restated Certificate of Incorporation (Increase in
      Authorized Capital)
E.    Form of Amendment to Restated Certificate of Incorporation (Reverse Split)
F.    Section 262 of the Delaware General Corporation Law (Delaware Appraisal Rights
      Statute)



     This prospectus incorporates important business and financial information about Exabyte that is not included in or delivered with this prospectus. This information is available without charge to Exabyte and Ecrix stockholders upon written or oral request. Exabyte and Ecrix stockholders should direct such requests to:


     Chief Financial Officer and Corporate Secretary
     Exabyte Corporation
     1685 38th Street
     Boulder, CO 80301
     (303) 442-4333


To obtain timely delivery, Exabyte and Ecrix stockholders must request the information no later than five business days before November 9, 2001.

                                                                     CHAPTER ONE

                             CHAPTER ONE -- SUMMARY

     Unless otherwise expressly stated, all references to the number of shares of Exabyte common stock do not give effect to an up to 1:10 reverse split of outstanding Exabyte common stock proposed for approval by Exabyte stockholders at the special meeting. In addition, unless the context indicates otherwise, use of the terms "we" or "us" in this document are intended to refer to Exabyte Corporation and its consolidated subsidiaries.

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:  Why are Exabyte and Ecrix proposing the merger?

A: The board of directors of Exabyte believe that the merger will improve Exabyte's ability to compete in the data storage industry and enhance Exabyte's liquidity and access to capital. The long-term survival of Exabyte without the merger or a similar transaction is uncertain.

Ecrix's board of directors believes that the merger will:

     -  enhance the prospects for Ecrix's long-term viability;

     -  permit Ecrix stockholders to maximize the value of their investment;

     - allow Ecrix stockholders to receive freely-tradable common stock, a medium of investment that is considerably more liquid than their current investment in Ecrix;

     - put Ecrix in a position to benefit from the broader marketing and distribution system that Exabyte has, thus giving Ecrix a greater potential for growth;

     - enable Ecrix to obtain more favorable manufacturing and supply arrangements and will enable the combined entity to realize significant cost savings and

     - put Ecrix in a position to benefit from Exabyte's planned growth strategy.

The Exabyte and Ecrix boards believe that the combined company will be more competitive than either company could be independently and that the merger will enhance stockholder value in the future. For more information see "Background of the Merger," "Exabyte's Reasons for the Merger," "Factors Considered by and Recommendation of Exabyte's Board of Directors," and "Ecrix's Reasons for the Merger and Recommendation of Ecrix's Board of Directors" in Chapter Three of this document.

Q: Does the Exabyte board of directors recommend that Exabyte stockholders vote in favor of the merger and in favor of the issuance of Exabyte common stock and preferred stock in conjunction with the merger?

A: Yes, after careful consideration, the Exabyte board of directors recommends that Exabyte stockholders vote in favor of the merger and in favor of the issuance of Exabyte common stock and preferred stock in conjunction with the merger, as well as each of the other proposals to be presented at the special meeting.

Q: Does the Ecrix board of directors recommend that Ecrix stockholders vote in favor of the merger?

A: Yes, after careful consideration, the Ecrix board of directors recommends that Ecrix stockholders vote in favor of the merger.

                                       1-1

                                                                     CHAPTER ONE

Q: Are there risks that Exabyte stockholders should consider in deciding whether to vote in favor of the merger and in favor of the issuance of Exabyte common stock and preferred stock in conjunction with the merger?

A: Yes. In evaluating the merger and the concurrent issuance of common stock and preferred stock, Exabyte stockholders should carefully consider the factors discussed in the section of this Chapter entitled "Risk Factors" beginning on page 1-24.

Q: Are there risks that Ecrix stockholders should consider in deciding whether to accept shares of Exabyte stock issuable in the merger?

A: Yes. There are certain risks associated with holding shares of Exabyte common stock following the merger. Ecrix stockholders should carefully consider the factors discussed in the section of this Chapter entitled "Risk Factors" beginning on page 1-24.

Q: What are the effects of the merger on the outstanding shares of Exabyte common stock?

A: Exabyte stockholders will continue to own shares of Exabyte common stock after the merger. As a result, following the merger, current Exabyte stockholders will continue to enjoy all of their current rights as Exabyte stockholders, but they will own a smaller percentage of a larger company.


Exabyte will issue up to 10 million shares (or if a maximum one-for-ten reverse stock split is effected prior to the merger, 1 million shares) of its common stock to Ecrix stockholders in the merger plus 9.65 million shares of Series H preferred stock (or 965,000 Series H shares if the one-for-ten reverse stock split is effected prior to the merger) to certain Ecrix stockholders purchasing shares of Series H preferred stock. Each share of Series H preferred stock will be convertible into one share of common stock of Exabyte. Shares of common stock and Series H preferred stock issuable in connection with the merger and the Series H preferred stock purchase will represent approximately 44.5% of the voting power and approximately 30% of the common stock to be outstanding after the merger.



In addition to the merger, at the special meeting, Exabyte stockholders are being asked to approve an up to 1:10 reverse stock split which would decrease the number of shares held by each Exabyte stockholder in proportion to the decrease in the total number of outstanding Exabyte shares. Approval of the reverse stock split is not a condition of the merger.



Exabyte stockholders are also being asked at the special meeting to approve an increase in the authorized capital stock of Exabyte. Unless a reverse split or an increase in the authorized capital stock of Exabyte is effected, we will not have sufficient authorized capital stock to effect the merger. Even if the reverse split is effected, the Board may effect the increase in authorized capital stock, giving Exabyte the ability to issue additional shares of capital stock in the future.


Q: Why are Exabyte stockholders being asked to approve a reverse split of outstanding Exabyte common stock?

A: Exabyte believes that the reverse split will enable it to maintain inclusion of Exabyte common stock on the Nasdaq National Market System. The benefits of maintaining inclusion on Nasdaq are further described in Chapter Seven of this document. In addition, it is a condition to Ecrix's obligation to consummate the merger that Exabyte common stock be listed on the Nasdaq National Market. Although approval of the reverse split is not a condition to the merger, we believe that implementing the reverse split, to the extent that the reverse split enables Exabyte common stock to maintain its Nasdaq National Market listing, will increase the likelihood that the merger will be completed.

                                       1-2

                                                                     CHAPTER ONE

Q: What are the effects of the merger on the outstanding shares of Ecrix common stock and preferred stock?

A: As a result of the merger, all outstanding shares of Ecrix capital stock will be converted into Exabyte common stock. Ecrix stockholders will receive shares of Exabyte common stock in exchange for their shares of Ecrix common stock and Ecrix preferred stock as follows:

                                                          NUMBER OF EXABYTE COMMON SHARES
                                                     YOU WILL GET AS A RESULT OF THE MERGER --
                                                    -------------------------------------------
FOR EACH SHARE YOU HOLD OF:                         WITHOUT STOCK SPLIT   WITH 1:10 STOCK SPLIT
                                                    -------------------------------------------
Ecrix common stock                                       *0.16168               *0.016168
Ecrix series A preferred stock                            0.00952                0.000952
Ecrix series B preferred stock                            0.02371                0.002371
Ecrix series C preferred stock                            0.04048                0.004048
Ecrix series D preferred stock                            0.04857                0.004857
Ecrix series D-1 preferred stock                          0.82400                0.082400
-----------------------------------------------------------------------------------------------

* On the assumption that only 6,185,127 shares of common stock are outstanding at the effective time of the merger. Under certain circumstances, these ratios are subject to change.

For a complete description of how these ratios are calculated and may be subject to adjustment, you are encouraged to read Section 1.8 of the agreement and plan of merger attached to this document as Appendix A. Under the merger agreement holders of Ecrix common stock are to receive, in the aggregate, up to 1 million shares of Exabyte common stock, and holders of Ecrix preferred stock will receive, in the aggregate, up to 9 million shares of Exabyte common stock. Each share of Ecrix common stock shall be converted into the right to receive the number of shares of Exabyte common stock equal to 1 million divided by the total number of shares of Ecrix common stock outstanding on the effective time of the merger.

Q:  What will holders of Ecrix options and warrants receive in the merger?

A: Options to purchase Ecrix common stock granted under the Ecrix 1999 Equity Incentive Plan and each warrant to purchase shares of Ecrix Series B preferred stock or Series D-2 preferred stock, whether or not vested or exercisable, will terminate when the merger closes. Options granted under the Ecrix 1998 Incentive Stock Option Plan will be assumed by Exabyte at the effective time of the merger if not terminated pursuant to an agreement with the respective option holders. To the extent that any option or warrant is exercised prior to the closing of the merger, the stock issued upon such exercise will be converted into Exabyte common stock pursuant to the appropriate ratio described above, but the ratio will be adjusted downward to reflect the issuance of the additional Ecrix stock. No more than 10 million shares of Exabyte common stock will be issued in the merger.

Q: What Exabyte stockholder approvals are needed for the merger and the issuance of Exabyte common stock and preferred stock in conjunction with the merger?

A: Approval of the merger and the issuance of Exabyte common stock and preferred stock in conjunction with the merger will require the affirmative vote of the holders of a majority of the shares of Exabyte common stock and Series G preferred stock, voting together as a single class, entitled to vote that are present in person or by proxy at the special meeting. Each holder of Exabyte common stock is entitled to one vote per share. Holders of Exabyte Series G preferred stock are entitled to one vote per share of common stock issuable upon conversion of the Series G preferred stock. As of September 15, 2001, the Series G preferred stock was convertible into 1,250,000 shares of common stock. As of August 31, 2001, Exabyte directors and officers and their affiliates beneficially owned approximately 1.5% of the outstanding voting power.

                                       1-3

                                                                     CHAPTER ONE

Q: What Exabyte stockholder approvals are required to amend the Exabyte restated certificate of incorporation to increase the authorized capital of Exabyte, and to authorize a reverse stock split.

A: The authorization of an amendment to our restated certificate of incorporation to increase our authorized common stock will require the affirmative vote of both (1) the holders of a majority of the outstanding shares of common and Series G preferred stock entitled to vote thereon, voting together as a single class, and (2) the holders of a majority of the outstanding shares of common stock entitled to vote thereon, voting separately as a class. The authorization of the amendment to our restated certificate of incorporation to increase our authorized preferred stock will require the affirmative vote of both (1) the holders of majority of the outstanding shares of common stock and Series G preferred stock entitled to vote thereon, voting together as a single class, and (2) the holders of a majority of the outstanding Series G preferred stock entitled to vote thereon, voting separately as a class. The authorization of an amendment to our restated certificate of incorporation to effect a reverse stock split will require the affirmative vote of the holders of a majority of the outstanding shares of common stock and Series G preferred stock, voting together as a single class, entitled to vote thereon.

Q: What constitutes a quorum at the Exabyte special meeting of stockholders and why is a quorum necessary?

A: A quorum is required for the Exabyte stockholders to conduct business at the special meeting. The presence at the special meeting, in person or by proxy, of the holders of a majority of the shares entitled to vote on the record date will constitute a quorum, permitting the meeting to conduct its business. Proxies received but marked as abstentions and broker non-votes will be included in the calculation of the number of shares present at the meeting for quorum purposes.

Q:  When and where is the Exabyte stockholders meeting going to be held?


A: The special meeting of Exabyte stockholders will take place on November 9, 2001, in Boulder, Colorado. The address for the meeting is on page 2-1.


Q:  Do Exabyte stockholders need to attend the special meeting?

A: No. An Exabyte stockholder can vote by completing, signing and dating the proxy card and returning it in the enclosed postage-paid envelope, or by authorizing the individuals named on the proxy card to vote that stockholder's shares by calling the toll-free telephone number or using the internet as described in the instructions included with the proxy card. Exabyte anticipates that few stockholders of Exabyte will attend the special meeting in person.

Q:  What if an Exabyte stockholder does not vote?

A: If an Exabyte stockholder returns its proxy card but does not indicate how it wants to vote, that proxy will be voted in favor of the merger, the issuance of Exabyte common stock and preferred stock in conjunction with the merger and the other proposals presented at the meeting. If an Exabyte stockholder returns its proxy card and indicates that it abstains from voting, the proxy will be counted towards the quorum at the special meeting and will have the same effect as a negative vote. If an Exabyte stockholder does not return its proxy card or attend the meeting, that stockholder's vote will not be counted towards the quorum at the special meeting, will not affect the outcome of the votes on the merger and will have the same effect as a negative vote with respect to the other proposals.

Q:  Can an Exabyte stockholder change its vote after delivering its proxy?

A: Yes. An Exabyte stockholder can change its vote at any time before the proxy is voted at the special meeting. This change may be effected in one of three ways. First, an Exabyte stockholder can revoke its proxy by sending written notice to the Secretary of Exabyte before the special meeting. Second, an Exabyte stockholder can timely deliver a later dated proxy (including an internet or telephone vote). Third, if an Exabyte stockholder is a holder of record, that stockholder can attend the special meeting in

                                       1-4

                                                                     CHAPTER ONE

person and vote. If your Exabyte shares are held in an account at a brokerage firm or bank, you should contact the brokerage firm or bank at which your shares are held to change your vote.

Q: If an Exabyte stockholder's shares are held in "street name" by a broker, will the broker vote that stockholder's shares?

A: The broker will vote the stockholder's shares only if the stockholder directs the broker to vote by following the instructions provided by the broker.

Q:  What do Exabyte stockholders need to do now?

A: Please carefully consider the information contained in this proxy statement and respond by completing, signing and dating your proxy card and returning it in the enclosed postage-paid envelope as soon as possible so that your shares will be counted at the special meeting of Exabyte stockholders. In order to ensure that your vote is obtained, please provide your proxy as instructed on the proxy card, or by authorizing the individuals listed on your proxy card to vote your shares by calling the toll-free telephone number or using the internet as described in the instructions included with the proxy card, even if you plan to attend the special meeting in person.

Q:  What Ecrix stockholder consents are needed for the merger?

A: Approval of the merger by Ecrix stockholders requires the affirmative vote of at least:

     - a majority of the outstanding shares of Ecrix common stock and all series of preferred stock voting together as a single class,
     - two-thirds of all shares of all series of preferred stock voting together as a single class, and
     - two-thirds of the shares of Ecrix's series D-1 preferred stock, voting as a separate class.

As of September 1, 2001, Ecrix directors and officers and their affiliates beneficially owned 73.8% of combined outstanding shares of Ecrix common stock and, Ecrix preferred stock, and 77.5% of the outstanding Ecrix preferred stock and 84.45% of the shares of series D-1 preferred stock. These holders of outstanding Ecrix capital stock, have indicated their support for the merger. Ecrix will only seek the written consent of those directors, officers and affiliates who have voting power sufficient to approve the merger unless additional votes prove necessary.

Q:  Will the Ecrix stockholders have a meeting to vote on the merger?

A: No. Ecrix will seek the approval of its stockholders to conduct the merger through a written consent in lieu of a meeting.

Q:  Should I exercise my Ecrix options or warrants prior to the merger?

A: Each stockholder of Ecrix needs to make this decision individually. If you exercise any options or warrants to acquire Ecrix capital stock, you may increase the number of shares of Exabyte common stock issuable to you in the merger. However, any increase in the number of shares of Ecrix outstanding prior to the merger will not have any impact on the total number of shares of Exabyte common stock issuable in the merger. It will only decrease the exchange ratio for Ecrix common stock.

Q: Am I free to immediately resell shares of Exabyte common stock that I receive in the merger?


A: Certain Ecrix stockholders must enter into contractual agreements limiting their ability to resell shares. Unless you have executed such an agreement or you are an affiliate of Ecrix that is asked to sign an affiliate letter, the shares of Exabyte common stock that you receive will be freely transferable. The issuance of Exabyte common stock pursuant to the merger will have been authorized by the Exabyte board and stockholders and registered under the Securities Act.


                                       1-5

                                                                     CHAPTER ONE

Q:  May dissenting Ecrix stockholders seek appraisal rights in the merger?

A: Yes. Pursuant to Delaware law, dissenting Ecrix stockholders may seek appraisal rights in the merger. To perfect their appraisal rights, Ecrix stockholders must strictly comply with the procedures in section 262 of the Delaware General Corporation Law. We have attached a copy of these provisions as Appendix F. Failure to strictly comply with these procedures will result in the loss of appraisal rights. A summary description of these rights are also at "Appraisal Rights for Stockholders" in Chapter Three of this document.

Q: Will my rights as an Exabyte stockholder be different from my rights as an Ecrix stockholder?

A: Yes. At the time of the merger, each Ecrix stockholder (other than those that have properly exercised appraisal rights) will become an Exabyte stockholder. There are important differences between the rights of the stockholders of Exabyte and Ecrix. Please carefully review the description of these differences in Chapter Six -- "Comparison of Rights Between Ecrix and Exabyte" of this document.

Q:  What do Ecrix stockholders need to do now?

A: Please carefully consider the information contained in this document. You do not need to give a proxy, and Ecrix's Board of Directors asks you not to send one.

Q:  Where will my shares of Exabyte be listed?

A: Exabyte common stock is currently listed on the Nasdaq National Market under the symbol "EXBT."

Q:  Will I receive dividends on my Exabyte stock?

A: Exabyte has not paid and does not currently intend to pay dividends on Exabyte common stock.

Q:  Should Ecrix stockholders send in their stock certificates?

A: No. Ecrix stockholders should not send in their certificates at this time. Ecrix stockholders will exchange their certificates representing Ecrix capital stock for Exabyte common stock certificates after we complete the merger. Instructions for the exchange will be sent to Ecrix stockholders promptly after the merger is completed.

Q:  When do Exabyte and Ecrix expect the merger to be completed?


A: Exabyte and Ecrix plan to complete the merger promptly following the special meeting of Exabyte stockholders, assuming all other conditions to the merger are satisfied or waived. Other than the contractual conditions in the merger agreement that remain to be satisfied or waived, only Exabyte stockholder approval and Ecrix stockholder consent remain as closing conditions to the merger. Exabyte and Ecrix hope to complete the merger as soon as practicable after obtaining Exabyte stockholder approval and Ecrix stockholder consent.


Q:  What are the U.S. federal income tax consequences of the merger?

A: Ecrix's Board expects the merger to qualify as a tax-free reorganization for U.S. federal income tax purposes. If you are an Ecrix stockholder, your exchange of Ecrix shares for shares of Exabyte common stock generally will not cause you to recognize any taxable gain or loss. An Ecrix stockholder will, however, recognize taxable gain or loss on any cash received in lieu of a fractional share of Exabyte common stock. In addition, any Ecrix stockholder that exercises dissenters' rights, will incur a tax liability to the extent that you recognize a gain as a result. Please carefully review the information under the caption "Certain Federal Income Tax Consequences" in Chapter Three of this document for a description of the material U.S. federal income tax consequences of the merger. Neither Exabyte nor Ecrix is seeking any ruling from the IRS or opinions of tax counsel that the merger in fact qualifies as a tax-free reorganization. The tax consequences to you will depend upon your own situation. Please consult with your tax advisor to obtain a full understanding of the tax consequences of the merger to you.

                                       1-6

                                                                     CHAPTER ONE

Exabyte's Board believes that the merger and related transactions will not be a taxable event for Exabyte stockholders.

We expect the merger to result in limitations upon the ability to offset the net operating losses of Exabyte and Ecrix against future taxable income, if any, of the combined company.

Q:  Where can I find more information about Exabyte?

A: Exabyte files reports and other information with the Securities and Exchange Commission, the SEC. You may read and copy this information at the SEC's public reference facilities. Please call the SEC at 1-800-SEC-0330 for information about these facilities. This information is also available at the web site that the SEC maintains at www.sec.gov. You can also request copies of these documents from Exabyte. Please see "Where You Can Find More Information" in Chapter Eight of this document.

Q:  Whom should I call with questions?

A: If you have additional questions about the merger or the shares to be issued pursuant to the merger or would like additional copies of this document, you should contact:

Exabyte Corporation                                          Ecrix Corporation
1685 38th St.                                                5525 Central Avenue
Boulder, CO 80301                                            Boulder, CO 80301
Telephone: 303-442-4333                                      Telephone: 303-402-9262
Attn: Chief Financial Officer and Secretary                  Attn: Secretary

                                       1-7

                                                                     CHAPTER ONE

                          OVERVIEW OF THE TRANSACTIONS

THE COMPANIES

     Exabyte Corporation. Exabyte designs, manufactures and markets a full range of 8mm and MammothTape(TM) technology data storage tape drives and automated libraries as well as DLTtape(TM), LTO(TM) Ultrium(TM), and AIT(TM), automated tape libraries. Exabyte also provides its own brand of recording media and provides worldwide services and customer support to its customers and end users. Exabyte was incorporated in 1985 under the laws of Delaware. Exabyte's principal executive office is located at 1685 38th Street, Boulder, Colorado 80301 (303) 442-4333.

     Ecrix Corporation. Ecrix is a Boulder, Colorado-based provider of high-capacity, high-performance tape storage products for data storage and retrieval. Ecrix's customers use the company's tape data storage products for their computer systems, networks and workstations, primarily for data backup and archival applications. Ecrix is a Delaware corporation that was originally incorporated in 1996. Ecrix's principal executive office is located at 5525 Central Avenue, Boulder, Colorado 80301 (303) 402-9262.

THE MERGER

     To accomplish the combination of the two businesses, Exabyte formed Bronco Acquisition, Inc. ("Merger Sub"), a new wholly-owned subsidiary of Exabyte. At the time the merger is completed, Merger Sub will merge with and into Ecrix and Ecrix will continue as the surviving corporation in the merger and will become a wholly owned subsidiary of Exabyte. Ecrix stockholders will receive shares of Exabyte common stock in exchange for their shares of Ecrix common stock and Ecrix preferred stock as follows:

                                                     NUMBER OF EXABYTE COMMON SHARES YOU WILL
                                                         GET AS A RESULT OF THE MERGER --
                                                    -------------------------------------------
                                                    WITHOUT STOCK SPLIT   WITH 1:10 STOCK SPLIT
FOR EACH SHARE YOU HOLD OF:                         -------------------------------------------
Ecrix common stock                                       *0.16168               *0.016168
Ecrix series A preferred stock                            0.00952                0.000952
Ecrix series B preferred stock                            0.02371                0.002371
Ecrix series C preferred stock                            0.04048                0.004048
Ecrix series D preferred stock                            0.04857                0.004857
Ecrix series D-1 preferred stock                          0.82400                0.082400

* On the assumption that only 6,185,127 shares of common stock are outstanding on the effective time of the merger.

     Under the merger agreement holders of Ecrix common stock are to receive, in the aggregate, up to 1 million shares of Exabyte common stock, and holders of Ecrix preferred stock will receive, in the aggregate, up to 9 million shares of Exabyte common stock. Each share of Ecrix common stock will be converted into the right to receive the number of shares of Exabyte common stock equal to 1 million divided by the total number of shares of Ecrix common stock outstanding at the effective time of the merger.

     We have attached the merger agreement as Appendix A to this proxy statement/prospectus. We encourage you to read the merger agreement because it is the legal document that governs the merger. (see page 3-30)

BRIDGE LOAN

     Pursuant to a loan and security agreement, dated as of August 22, 2001, among Exabyte and certain stockholders of Ecrix (the "bridge lenders") the bridge lenders agreed to lend to Exabyte the aggregate amount of $2 million in exchange for promissory notes issued by Exabyte to each such bridge lender.
                                       1-8

                                                                     CHAPTER ONE


These bridge lenders loaned Exabyte an aggregate of $1.5 million at the time of the signing of the merger agreement and an additional $500,000 on October 9, 2001.



     In the event the merger closes, the amounts that the bridge lenders loaned Exabyte (plus any unpaid and accrued interest) will be credited against the purchase price such lenders will pay to Exabyte to purchase shares of Exabyte's Series H preferred stock described below. In the event the merger does not close, each lender will have the option to require Ecrix to repurchase his or its note issued by Exabyte in exchange for shares of as yet unauthorized Ecrix Series D-3 Preferred stock. The terms of the proposed Series D-3 Preferred stock are summarized in the section of Chapter Three titled "Interests of Directors and Executive Officers in the Merger -- Bridge Loan." (see page 3-27)


SALE OF SERIES H PREFERRED STOCK BY EXABYTE


     Pursuant to the merger agreement, certain Ecrix stockholders agreed to purchase a total of 9.65 million shares of Exabyte's Series H preferred stock for $1.00 per share upon the effectiveness of the merger. The sale of Exabyte Series H preferred stock and certain rights to be held by investors in that class of stock are further described in Chapter Three under "Sale of Exabyte Series H Preferred Stock." In addition, the terms of the Series H preferred stock are summarized in the section titled "Description of Exabyte Capital Stock" in Chapter Three. (see page 3-50)


REASONS FOR THE MERGER

     Exabyte. The Exabyte Board believes that the merger and other related transactions will:

     -  improve Exabyte's competitive position in a number of ways, including;

       - expanding the range of data storage needs that Exabyte products satisfy;

       -  potentially increasing revenues through increased sales of products;

       - enhancing the combined company's ability to attract and secure a broader base of customers and OEM relationships;

       -  increasing sales through Exabyte's existing reseller channels; and

       - expanding the technologies used in products and enhancing its research and development talent;

       and

     -  enhance Exabyte's liquidity and access to capital.

     Ecrix. The Ecrix Board of Directors has unanimously determined that the terms of the merger agreement and the merger are fair to, and in the best interests of, Ecrix stockholders. The Ecrix Board of Directors believes that accomplishing the merger will:

     -  enhance the prospects for Ecrix's long-term viability;

     -  permit Ecrix stockholders to maximize the value of their investment;

     - allow Ecrix stockholders to receive freely-tradable common stock, a medium of investment that is considerably more liquid than their current investment in Ecrix;

     - put Ecrix in a position to benefit from the broader marketing and distribution system that Exabyte has, thus giving Ecrix a greater potential for growth;

     - enable Ecrix to obtain more favorable manufacturing and supply arrangements and will enable the combined entity to realize significant cost savings; and

                                       1-9

                                                                     CHAPTER ONE

     - put Ecrix in a position to benefit from Exabyte's planned growth strategy. See "Ecrix's Reasons for the Merger and Recommendation of Ecrix's Board of Directors" in Chapter Three. (see page 3-21)

RECOMMENDATIONS OF THE BOARDS OF DIRECTORS AND OPINIONS OF FINANCIAL ADVISORS

     EXABYTE'S BOARD OF DIRECTORS. The Exabyte Board of Directors has unanimously determined that the merger, the bridge loan, the issuance of common stock pursuant to the merger and the issuance of Series H preferred stock, and the related transactions are fair to and in the best interests of Exabyte and its stockholders, and achieve the highest value reasonably available to Exabyte stockholders.

     EXABYTE'S FINANCIAL ADVISOR. In reaching its decision to approve the merger and related transactions, Exabyte's Board considered the opinion of its financial advisor, Broadview International, LLC. Based upon and subject to the considerations and assumptions set forth in its written opinion, Broadview determined that the consideration to be received by Exabyte's stockholders as a result of the merger is, from a financial point of view, fair. A copy of Broadview's opinion is attached as Appendix B to this proxy statement/prospectus.

     ECRIX'S BOARD OF DIRECTORS. The Ecrix Board of Directors has unanimously determined that the terms of the merger agreement and the merger are fair to, and in the best interests of, Ecrix stockholders. Accordingly, the Ecrix Board of Directors has unanimously approved the merger agreement (with one director absent) and unanimously recommended the merger to Ecrix's stockholders for approval by written consent.

     ECRIX'S FINANCIAL ADVISOR. In deciding to approve the merger, the Ecrix Board of Directors considered the opinion of its financial advisor, The Wallach Company/McDonald Investments Inc., that, as of the date of its opinion, and subject to assumptions, qualifications and limitations set forth in its written opinion, the proposed merger was fair, from a financial point of view, to Ecrix. The full text of this opinion is attached as Appendix C to this proxy statement/prospectus. Ecrix urges its stockholders to read the opinion of McDonald in its entirety.

     See pages 3-12, 3-14, 3-21 and 3-22.

DISSENTERS' RIGHTS


     Each holder of shares of Ecrix common stock or Ecrix preferred stock who does not vote in favor of or consent to the merger and who follows the procedures set forth in Section 262 of the Delaware General Corporation Law, a copy of which is attached as Appendix F to this proxy statement/prospectus, will be entitled to have their shares of Ecrix common stock or Ecrix preferred stock, as the case may be, purchased by Exabyte for cash at their appraised value plus interest as agreed upon by Exabyte and such stockholder, or as determined by the Court of Chancery in Delaware. The failure of a dissenting Ecrix stockholder to comply timely and properly with such procedures will result in the termination or waiver of such rights. However, it is a condition to the merger that the shares of Ecrix common stock that exercise appraisal rights not exceed 20% of the outstanding shares of Ecrix common stock. See "Appraisal Rights for Stockholders" in Chapter Three. (see page 3-48)


THE SPECIAL MEETING OF EXABYTE STOCKHOLDERS


     There will be a special meeting of Exabyte stockholders at 9:00 a.m. on November 9, 2001 at Exabyte's principal executive office. At the meeting, Exabyte stockholders will be asked to vote on proposals:


     - to approve the merger, including the issuance of common stock pursuant to the merger and the issuance of Series H preferred stock in connection with the merger;

                                       1-10

                                                                     CHAPTER ONE

     - to amend Exabyte's restated certificate of incorporation to increase the authorized capital; and

     - to amend Exabyte's restated certificate of incorporation to effect an up to 1:10 reverse split of outstanding shares of Exabyte common stock, and to authorize the Board to determine the actual reverse split ratio.

     The Exabyte Board unanimously recommends a vote FOR each of the proposals. You are encouraged to read this entire document carefully and then return your proxy. (see page 2-3)

BOARD OF DIRECTORS AND MANAGEMENT FOLLOWING THE MERGER

     We have agreed that, as of the effective time of the merger two current members of Exabyte's Board will resign or be removed and the size of the Board of Directors will be increased to seven members. The vacancies created by these actions will then be filled by G. Jackson Tankersley, William J. Almon, Sr., and Juan A. Rodriguez, each of whom will serve until the next annual meeting of Exabyte stockholders at which directors in the class to which they are appointed are elected. Each of these three persons designated to serve as members of Exabyte's Board of Directors currently serves as an Ecrix director. In addition, Juan A. Rodriguez, Kelly Beavers and Craig G. Lamborn, each of whom is currently an executive officer of Ecrix, shall be employed by Exabyte following the merger. (see page 3-26)

TREATMENT OF STOCK OPTIONS AND WARRANTS

     Each option to purchase Ecrix common stock granted under the 1999 Equity Incentive Plan and each warrant to purchase shares of Ecrix Series B or Series D-2 preferred stock, whether or not vested or exercisable, will terminate when the merger closes. Options granted under the Ecrix 1998 Incentive Stock Option Plan will be assumed by Exabyte at the effective time of the merger unless terminated pursuant to an agreement with the respective option holders. To the extent that any option or warrant is exercised prior to the closing of the merger, the stock issued upon such exercise will be converted into Exabyte common stock pursuant to the appropriate ratio described above in the section titled "Summary -- Questions and Answers About the Merger," but the ratio will be adjusted downward to reflect the issuance of the additional Ecrix stock. No more than 10 million shares of Exabyte common stock will be issued in the merger (1 million shares if a maximum 1:10 reverse split is effected). (see page 3-31)

TAX CONSIDERATIONS

     Ecrix and Exabyte expect that the merger will be treated for federal income tax purposes as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), that Exabyte, Merger Sub and Ecrix will each be "a party to a reorganization" within the meaning of
Section 368(b) of the Code and that no gain or loss will be recognized by a stockholder of Ecrix as a result of the merger with respect to the shares of Ecrix common stock and preferred stock that are converted into Exabyte common stock. Neither Ecrix nor Exabyte have requested a ruling from the Internal Revenue Service with respect to these tax consequences, nor will counsel to either Ecrix or Exabyte deliver an opinion to this effect at the closing. See "The Merger -- Certain Federal Income Tax Consequences." (see page 3-46)

ACCOUNTING TREATMENT OF THE MERGER

     The merger will be accounted for by Exabyte using the purchase method of accounting for a business combination. (see page 3-46)

NO SOLICITATION OF ECRIX STOCKHOLDERS

     There will not be a meeting of Ecrix stockholders to approve the merger. Instead, holders of Ecrix common stock and preferred stock representing a number of votes sufficient to approve the merger will be

                                       1-11

                                                                     CHAPTER ONE

asked to approve the merger by written consent. Ecrix stockholders that do not consent in writing to the merger will be promptly notified if and when the merger is approved by written consent. (see page 2-1)

CONDITIONS TO THE MERGER

     We will complete the merger only if specific conditions are satisfied or, in some cases, waived, including, among others, the following:

     -  approval of the merger by the stockholders of Exabyte and Ecrix;

     - performance in all material respects by the other party of the obligations required to be performed by it at or prior to the closing of the merger;

     - all approvals necessary for the consummation of the transactions contemplated by the merger agreement will have been obtained;

     - absence of a material adverse effect on Exabyte or Ecrix during the period from the date of execution of the merger agreement until the closing of the merger;

     - holders of no more than 20% of the outstanding shares of Ecrix common stock will have exercised dissenter's rights;

     - shares of Exabyte's common stock issuable pursuant to the merger will be authorized for listing on the Nasdaq National Market; and

     - consent of Congress Financial Corporation shall not have been revoked or modified. (see page 3-34)

TERMINATION

     Exabyte and Ecrix can jointly agree to terminate the merger agreement at any time before completing the merger. In addition either Exabyte or Ecrix can terminate the merger agreement if:

     -  if the merger has not been consummated by December 31, 2001;

     -  if the merger is illegal or prohibited by law;

     - the other party to the merger agreement breaches any representation or warranty and the breach results in a material adverse effect, subject to a 30 day cure period;

     -  the merger is not approved by the other party's stockholders; or

     - the board of directors of the terminating party has authorized an alternative acquisition proposal involving the acquisition of the terminating party on terms that the board has determined to be more favorable to the terminating party than the merger and the terminating party has paid the termination fee described below under "-- Termination Fee."

If the merger agreement is validly terminated, the agreement will become void without any liability on the part of Exabyte or Ecrix, except that the confidentiality, best efforts, termination and general provisions of the merger agreement will continue to apply following such termination. (see page 3-37)

TERMINATION FEE

     If either party terminates the merger agreement because the board of the terminating party authorized the alternative acquisition proposal described above, the terminating party will pay the non-terminating party a $1 million fee. In addition, Exabyte will be required to immediately repay the bridge loan if Exabyte terminates the merger agreement for certain reasons. (see page 3-37)

                                       1-12

                                                                     CHAPTER ONE

NASDAQ LISTING


     Exabyte's common stock is currently quoted on the Nasdaq National Market under the symbol "EXBT." It is a condition to closing of the merger that Exabyte common stock to be issued to Ecrix stockholders in the merger be approved for listing on the Nasdaq National Market and Exabyte's common stock shall not have been delisted from the Nasdaq National Market. Exabyte has previously received a notice from Nasdaq that if the closing bid price of its common stock is not at or above $1 for at least 10 consecutive trading days prior to December 3, 2001, it will be subject to delisting. Subsequently, Nasdaq announced it had declared a temporary moratorium on delisting for failure to satisfy the minimum bid price requirement. Exabyte's Board has proposed that its stockholders approve an up to 1:10 reverse split of its outstanding common stock in order, among other reasons, to increase the trading price of its common stock and maintain its Nasdaq listing. (see page 3-53)


REGULATORY REQUIREMENTS

     The parties do not believe any material regulatory approvals from applicable U.S. regulatory authorities are required to permit consummation of the merger.

COMPARISON OF RIGHTS BETWEEN EXABYTE AND ECRIX

     Upon consummation of the merger, the stockholders of Ecrix will become stockholders of Exabyte and their rights as such will be governed by Delaware law, as well as the Exabyte restated certificate of incorporation and the Exabyte bylaws. At the time the merger becomes effective, the rights of Ecrix stockholders will change as a result of the differences between the Exabyte restated certificate and the Exabyte bylaws and the Ecrix certificate of incorporation and the Ecrix bylaws. These differences are summarized in Chapter Six. (see page 6-1)

DESCRIPTION OF EXABYTE CAPITAL STOCK

     As a result of the merger, Ecrix stockholders will own Exabyte common stock. A description of Exabyte's capital stock, including the common stock, is included in Chapter Three of this document under "Description of Exabyte Capital Stock." (see page 3-50)

MARKET PRICES FOR EXABYTE COMMON STOCK


     On August 22, 2001, the last full trading day before the public announcement of the proposed merger, the last reported sale price of Exabyte common stock on the Nasdaq National Market was $0.73. On October 5, 2001, the most recent practicable date prior to the date of this proxy statement/prospectus, the last reported sale price for Exabyte common stock was $0.55 per share. (see page 3-53)


     We are unable to provide information with respect to the market prices of Ecrix common stock, and the equivalent per share market prices of Exabyte common stock have been omitted, because there is no established trading market for shares of Ecrix common stock.

INTERESTS OF DIRECTORS AND EXECUTIVE OFFICERS IN THE MERGER

     In considering the recommendations of the Boards of Directors of Exabyte and Ecrix with respect to the merger, stockholders should be aware that certain members of each of such Boards of Directors have interests in the merger that may be different from Ecrix or Exabyte stockholders generally. See "Interests of Directors and Executive Officers in the Merger" in Chapter Three. (see page 3-27)

                                       1-13

                                                                     CHAPTER ONE

                  EXABYTE SELECTED CONSOLIDATED FINANCIAL DATA

     The selected financial data set forth below with respect to our consolidated statements of operations for fiscal years ended December 28, 1996, January 3, 1998, January 2, 1999, January 1, 2000 and December 30, 2000 and with respect to the consolidated balance sheets as of those dates are derived from our audited consolidated financial statements. The consolidated financial statements as of January 1, 2000 and December 30, 2000 and for the three years ended December 30, 2000 are included elsewhere in this proxy statement/prospectus and the selected financial data shown below are qualified by reference to such financial statements. The consolidated financial statements as of December 28, 1996, January 3, 1998 and January 2, 1999 and for the fiscal years ended December 28, 1996 and January 3, 1998 are not included in this proxy statement/prospectus. The selected consolidated statements of operations data for the six months ended July 1, 2000 and June 30, 2001 and the consolidated balance sheet data as of June 30, 2001 have been derived from unaudited consolidated financial statements included elsewhere in this proxy statement/prospectus. Exabyte management believes the unaudited financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our financial position and the results of operations for the interim periods. The financial data for the six month period ended June 30, 2001 are not necessarily indicative of the results that may be expected for the entire year. There were 52 weeks in 1996, 1998, 1999 and 2000. There were 53 weeks in 1997.

(IN THOUSANDS, EXCEPT PER                                                            SIX MONTHS ENDED
SHARE DATA)                                  FISCAL YEARS ENDED                        (UNAUDITED)
------------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENT OF         DEC. 28,   JAN. 3,    JAN. 2,    JAN. 1,    DEC. 30,   JULY 1,    JUNE 30,
OPERATIONS DATA:                    1996       1998       1999       2000       2000       2000       2001
------------------------------------------------------------------------------------------------------------
Net sales.......................  $362,891   $335,684   $286,505   $222,827   $221,742   $100,890   $ 88,464
Cost of goods sold..............   265,002    288,053    207,604    182,875    172,085     77,391     76,721
                                  --------------------------------------------------------------------------
Gross profit....................    97,889     47,631     78,901     39,952     49,657     23,499     11,743
Operating expenses:
  Selling, general and
    administrative..............    47,929     59,211     56,978     56,650     54,709     27,237     20,846
  Research and development......    38,391     40,909     29,888     35,725     36,530     19,726     14,192
                                  --------------------------------------------------------------------------
Income (loss) from operations...    11,569    (52,489)    (7,965)   (52,423)   (41,582)   (23,464)   (23,295)
Other income (expense):
  Gain from sale of
    investment..................        --         --         --         --         --         --      1,719
  Interest income...............     2,783      2,164      2,394      2,647      1,057        561         56
  Interest expense..............      (530)      (637)      (607)      (478)      (686)      (196)      (914)
  Other.........................    (1,139)    (2,161)        29       (934)    (1,213)        73         16
                                  --------------------------------------------------------------------------
Income (loss) before income
  taxes(1)......................    12,683    (53,123)    (6,149)   (51,188)   (42,424)   (23,026)   (22,418)
(Provision for) benefit from
  income taxes(2)...............    (4,058)    22,312      3,382    (37,219)     1,570       (191)       (48)
Equity in loss of investee......        --         --         --         --       (414)        --       (343)
                                  --------------------------------------------------------------------------
Net income (loss)...............  $  8,625   $(30,811)  $ (2,767)  $(88,407)  $(41,268)  $(23,217)  $(22,809)
                                  ==========================================================================
Basic net income (loss) per
  share.........................  $   0.39   $  (1.38)  $  (0.12)  $  (3.97)  $  (1.83)  $  (1.03)  $  (1.00)
                                  ==========================================================================
Common shares used in the
  calculation of basic net
  income (loss) per share(3)....    22,003     22,326     22,285     22,256     22,560     22,480     22,783
                                  ==========================================================================
Diluted net income (loss) per
  share.........................  $   0.39   $  (1.38)  $  (0.12)  $  (3.97)  $  (1.83)  $  (1.03)  $  (1.00)
                                  ==========================================================================
Common and potential common
  shares used in the calculation
  of diluted net income (loss)
  per share(3)..................    22,307     22,326     22,285     22,256     22,560     22,480     22,783
                                  ==========================================================================

                                       1-14

                                                                     CHAPTER ONE

CONSOLIDATED BALANCE             DEC. 28,   JAN. 3,    JAN. 2,    JAN. 1,    DEC. 30,   JUNE 30,
SHEET DATA:                        1996       1998       1999       2000       2000       2001
------------------------------------------------------------------------------------------------
Working capital................  $150,713   $134,357   $116,953   $ 59,594   $ 27,023   $ 12,326
Total assets...................   256,126    221,346    207,836    127,276    103,792     79,901
Long-term obligations,
  excluding current portion....    10,441      9,049      7,461      6,570      8,146      9,397
Stockholders' equity...........   200,013    170,796    166,272     78,756     39,058     19,294

---------------

(1) Exabyte recorded restructuring charges in 2001, 2000, 1999 and 1997 totaling $498,000, $3,899,000, $2,446,000 and $34,947,000, respectively. See Notes to
    Consolidated Financial Statements.

(2) Exabyte recorded a full valuation allowance on all existing deferred tax assets in 1999. See Notes to Consolidated Financial Statements.

(3) See Notes to Consolidated Financial Statements for an explanation of the determination of shares used in computing net income (loss) per share.

                                       1-15

                                                                     CHAPTER ONE

                         ECRIX SELECTED FINANCIAL DATA

     The selected financial data set forth below with respect to our financial statements of operations for the period from April 25, 1996 (inception) through February 28, 1997, and for the fiscal years ended February 28, 1998, February 28, 1999, February 29, 2000 and February 28, 2001 and with respect to the balance sheets as of those dates are derived from audited consolidated financial statements. The statements of operations data for the three-months ended May 31, 2000 and 2001 and the balance sheet data as of May 31, 2001 have been derived from unaudited financial statements. Ecrix management believes this information includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the interim periods.

                         PERIOD FROM
                          APR. 25,
                            1996                                                       THREE-MONTHS
(IN THOUSANDS)           (INCEPTION)               FISCAL YEARS ENDED                      ENDED
-----------------------    THROUGH     ----------------------------------------------------------------
STATEMENT OF              FEB. 28,     FEB. 28,   FEB. 28,   FEB. 29,   FEB. 28,    MAY 31,    MAY 31,
OPERATIONS DATA:            1997         1998       1999       2000       2001        2000       2001
-------------------------------------------------------------------------------------------------------
                                                                                        (UNAUDITED)
Revenues...............    $    --     $    --    $     --   $  1,571   $ 10,678    $  1,565   $  3,335
Cost of revenues.......         --          --          --      2,415      9,096       1,410      2,634
                           ----------------------------------------------------------------------------
Gross profit (loss)....         --          --          --       (844)     1,582         155        701
Operating expenses:
  Selling, general and
     administrative....        264         906       3,362     10,021     14,300       3,518      2,939
  Research and
     development.......        770       1,726       3,437      4,564      5,500       1,314      1,913
Litigation expense.....         --          --          --         --      1,566          --         --
                           ----------------------------------------------------------------------------
Loss from operations...      1,034      (2,632)     (6,799)   (15,429)   (19,784)     (4,677)    (4,151)
Other income (expense):
  Interest income......         23          50         284        694        704         175        153
  Interest expense.....         (7)        (58)        (90)      (206)      (285)        (69)       (56)
                           ----------------------------------------------------------------------------
Net loss...............    $(1,018)    $(2,640)   $ (6,605)  $(14,941)  $(19,365)   $ (4,571)  $ (4,056)
                           ----------------------------------------------------------------------------
                           ----------------------------------------------------------------------------

BALANCE SHEET DATA:
-------------------------------------------------------------------------------------------------------
Working capital........    $ 2,399     $ 7,765    $    362   $ 14,851   $ 16,292    $ 10,462   $ 12,494
Total assets...........      2,778       8,632       3,340     21,561     23,418      18,580     18,420
Long-term obligations,
  excluding current
  portion..............        444         106         557      1,139        656       1,205        507
Mandatorily redeemable
  convertible preferred
  stock................      3,147      11,417      11,426     41,520     49,111      41,595     49,651
Stockholders'
  deficit..............       (895)     (3,505)    (10,112)   (25,055)   (31,183)    (29,638)   (35,621)

                                       1-16

                                                                     CHAPTER ONE

         EXABYTE AND ECRIX UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

     As a result of the August 22, 2001 merger agreement between Exabyte and Ecrix, Exabyte will acquire Ecrix and all the outstanding common and preferred stock of Ecrix will be converted into Exabyte common stock. The acquisition will be accounted for using the purchase method of accounting, and accordingly, the purchase price will be allocated to the tangible and intangible assets of Ecrix acquired and liabilities of Ecrix assumed on the basis of their fair values on the acquisition date.

     The estimated total purchase price of approximately $8.6 million is based upon the issuance of 10 million shares of Exabyte's common stock with an estimated value of $7.2 million, based upon the average of Exabyte's closing stock price for the period from August 20-24, 2001, plus acquisition related expenses of approximately $1.4 million. Included in acquisition related expense are cash payments of approximately $1.2 million and 150,000 warrants to purchase Exabyte common stock which were issued to Exabyte's investment advisor. The warrants were valued at approximately $190,000, using a Black-Scholes valuation model.

     In our preliminary purchase price allocation, the fair values of the tangible assets acquired and liabilities assumed exceeded the purchase price of Ecrix. The purchase price of $8.6 million was allocated to Ecrix's total tangible assets of $18.4 million and liabilities assumed of $4.4 million, resulting in negative goodwill of $5.4 million. In accordance with FAS 141, negative goodwill was allocated first to reduce remaining noncurrent assets of $2.0 million, resulting in negative goodwill of $3.4 million, which will be reflected as an extraordinary gain.

     It is possible that the purchase price allocation to be performed at the closing of the merger transaction will not result in negative goodwill due to potential reduction in Ecrix's working capital to fund operations between May 28, 2001 and the closing of the merger. Final amounts to be recorded will depend upon results of operations between the date of the pro forma combined balance sheet and the closing of the merger, finalization of the integration plan, independent appraisals of the assets acquired on the closing date and other factors. The pro forma adjustments may differ materially from those presented in this pro forma financial data.

     The following unaudited pro forma combined balance sheet is based on the individual balance sheets of Exabyte as of June 30, 2001 and Ecrix as of May 31, 2001, appearing elsewhere in this proxy statement/prospectus, and has been prepared as if the merger had occurred on June 30, 2001. The unaudited pro forma combined statement of operations is based on the individual statements of operations of Exabyte for the year ended December 30, 2000 and six months ended June 30, 2001 and Ecrix for the year ended February 28, 2001 and six months ended May 31, 2001, appearing elsewhere in this prospectus, and has been prepared as if the merger had occurred on January 2, 2000. The results of operations of Ecrix for the three month period ended February 28, 2001, which included revenue of $3,125,000 and a net loss of $3,940,000, has been included in the results of operations for the six months ended May 28, 2001 as well as the year ended February 28, 2001.

     The unaudited pro forma combined information is presented for illustrative purposes only and is not necessarily indicative of the financial position or operating results that would have occurred if the acquisition had been consummated on the dates indicated, nor is it necessarily indicative of future financial position or operating results. The pro forma adjustments are based on the information currently available at the date of this proxy statement/prospectus and are subject to change based upon completion of the transaction and final purchase price allocation. The unaudited pro forma combined financial statements presented herein should be read in conjunction with the historical audited and unaudited financial statements of Exabyte and Ecrix included elsewhere in this proxy statement/prospectus.

                                       1-17

                                                                     CHAPTER ONE

              PRO FORMA UNAUDITED COMBINED CONDENSED BALANCE SHEET

(In thousands)

                                          JUNE 30, 2001   MAY 31, 2001    PRO FORMA
                                             EXABYTE         ECRIX       ADJUSTMENTS   PRO FORMA
                                          ------------------------------------------------
                                          ------------
ASSETS

Current assets:
  Cash and cash equivalents.............    $  2,069
                                                            $      6      $  9,650(d)  $ 11,725
  Short-term investments................          90
                                                              10,357                     10,447
  Accounts receivable, net..............      26,504
                                                               1,120                     27,624
  Inventories, net......................      31,769
                                                               4,825                     36,594
  Other current assets..................       3,104
                                                                  69                      3,173
                                         -------------------------------------------   --------
Total current assets....................      63,536          16,377         9,650       89,563
                                         -------------------------------------------   --------
Property and equipment, net.............      15,244           1,955        (1,955)(a)   15,244
Other long-term assets..................       1,121              88           (88)(a)
                                                                              (320)(b)      801
                                         -------------------------------------------   --------
                                            $ 79,901        $ 18,420      $  7,287     $105,608
                                         -------------------------------------------   --------
                                         -------------------------------------------   --------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable......................    $ 23,889        $     82      $  1,210(a)  $ 25,181
  Accrued liabilities...................      10,914           2,207                     13,121
  Line of credit........................      14,337           1,215                     15,552
  Current portion of long-term
     obligations........................       2,070             379           (62)(b)    2,387
                                         -------------------------------------------   --------
Total current liabilities...............      51,210           3,883         1,148       56,241
                                         -------------------------------------------   --------
Long-term liabilities...................       9,397             507          (491)(b)    9,413
Mandatorily redeemable preferred
  stock.................................          --          49,651       (49,651)(c)       --
Stockholders' equity:
  Preferred stock.......................           2              --            10(d)        12
  Common stock..........................          23               6            10(a)
                                                                                (6)(c)       33
  Capital in excess of par value........      72,197          12,996         7,190(a)
                                                                               190(a)
                                                                           (12,996)(c)
                                                                             9,640(d)    89,217
  Treasury stock........................      (2,742)             --            --       (2,742)
  Accumulated deficit...................     (50,186)        (48,623)        3,387(a)
                                                                               233(b)
                                                                            48,623(c)   (46,566)
                                         -------------------------------------------   --------
  Total stockholders' equity
     (deficit)..........................      19,294         (35,621)       56,281       39,954
                                         -------------------------------------------   --------
                                            $ 79,901        $ 18,420      $  7,287     $105,608
                                         -------------------------------------------   --------
                                         -------------------------------------------   --------

                                       1-18

                                                                     CHAPTER ONE

         PRO FORMA UNAUDITED COMBINED CONDENSED STATEMENT OF OPERATIONS

(In thousands, except per share data)

                                        YEAR ENDED      YEAR ENDED
                                       DEC. 31, 2000   FEB. 28, 2001    PRO FORMA    PRO FORMA
                                          EXABYTE          ECRIX       ADJUSTMENTS   ---------
                                       -------------------------------------------
Net sales............................    $221,742        $ 10,678                    $232,420
Cost of goods sold...................     172,085           9,096        $   (86)(e)  181,095
                                       -------------------------------------------   ---------
Gross profit.........................      49,657           1,582             86       51,325
Operating expenses:
  Selling, general and
     administrative..................      54,709          15,866         (1,116)(f)
                                                                            (513)(e)   68,946
  Research and development...........      36,530           5,500           (647)(e)   41,383
                                       -------------------------------------------   ---------
Income (loss) from operations........     (41,582)        (19,784)         2,362      (59,004)
Other income (expense)...............        (842)            419             36(f)      (387)
                                       -------------------------------------------   ---------
Income (loss) before income taxes....     (42,424)        (19,365)         2,398      (59,391)
Benefit from income taxes............       1,570              --                       1,570
Equity in loss of investee...........        (414)             --                        (414)
                                       -------------------------------------------   ---------
Net income (loss)....................    $(41,268)       $(19,365)       $ 2,398     $(58,235)
                                       ===========================================   =========
Basic and diluted net loss per
  share..............................    $  (1.83)                                   $  (1.79)
                                         ========                                    ========
Common shares used in the calculation
  of basic and diluted net income
  loss per share.....................      22,560                                      32,560
                                         ========                                    ========

                                       1-19

                                                                     CHAPTER ONE

         PRO FORMA UNAUDITED COMBINED CONDENSED STATEMENT OF OPERATIONS

(In thousands, except per share data)

                                        SIX MONTHS      SIX MONTHS
                                           ENDED           ENDED
                                       JUN. 30, 2001   MAY 31, 2001     PRO FORMA
                                          EXABYTE          ECRIX       ADJUSTMENTS   PRO FORMA
                                       -------------------------------------------   ---------
Net sales............................    $ 88,464         $ 6,460                    $ 94,924
Cost of goods sold...................      76,721           5,030         $ (53)(e)    81,698
                                       -------------------------------------------   --------
Gross profit.........................      11,743           1,430            53        13,226
Operating expenses:
  Selling, general and
     administrative..................      20,846           6,439          (291)(e)    26,994
  Research and development...........      14,192           3,292          (344)(e)    17,140
                                      --------------------------------------------   --------
Income (loss) from operations........     (23,295)         (8,301)          688       (30,908)
Other income (expense), net..........         877             307            31(f)      1,215
                                      --------------------------------------------   --------
Income (loss) before income taxes....     (22,418)         (7,994)          719       (29,693)
Provision for income taxes...........         (48)             --                         (48)
Equity in loss of investee...........        (343)             --                        (343)
                                      --------------------------------------------   --------
Net income (loss)....................    $(22,809)        $(7,994)        $ 719      $(30,084)
                                      --------------------------------------------   --------
                                      --------------------------------------------   --------
Basic and diluted net loss per
  share..............................    $  (1.00)                                   $  (0.92)
                                         ========                                    ========
Common shares used in the calculation
  of basic and diluted net loss per
  share..............................      22,783                                      32,783
                                         ========                                    ========

                                       1-20

                                                                     CHAPTER ONE

                              EXABYTE CORPORATION
                     NOTES TO PRO FORMA UNAUDITED COMBINED
                        CONDENSED FINANCIAL INFORMATION


NOTE 1 -- Under the terms of the proposed merger, Exabyte will issue 10 million shares of its common stock in exchange for all the outstanding common and preferred shares of Ecrix. The total estimated purchase price is $8.6 million, including $1.4 million of direct acquisition expenses. In connection with the merger, Exabyte has agreed to issue 9.65 million shares of Series H Preferred Stock to certain Ecrix investors at a price of $1.00 per share upon closing of the merger.


The adjustments to the pro forma consolidated balance sheet as of June 30, 2001 are as follows:

(a) To reflect the acquisition of Ecrix and to reflect the purchase price paid as follows: issuance of 10 million shares of common shares of Exabyte valued at approximately $7.2 million and direct acquisition expenses of approximately $1.4 million. The purchase price of $8.6 million was allocated to total tangible assets of $18.4 million and liabilities assumed of $4.4 million, resulting in negative goodwill of $5.4 million. In accordance with FAS 141, negative goodwill was allocated first to reduce noncurrent assets of $2.0 million, resulting in remaining negative goodwill of $3.4 million which will be reflected as an extraordinary gain and has been presented in the pro forma balance sheet as an adjustment to retained earnings.

(b) To eliminate Exabyte's current investment in Ecrix and effects of the settlement of litigation between Exabyte and Ecrix during 2000. In June 2000, Exabyte and Ecrix settled a patent dispute resulting in a cross-license agreement and Ecrix agreeing to pay Exabyte the following:
     (a) reimbursement of $450,000 of legal expenses incurred by Exabyte; (b) issuance of a note payable in the amount of $300,000 which was paid in December 2000; and (c) issuance of 400,000 shares of Series D-1 Preferred Stock, which were valued at $320,000 by Exabyte. The amount attributed to the cross-license agreement, $620,000, is being amortized to income by Exabyte over a period of ten years. At June 30, 2001 the remaining deferred revenue attributed to the cross-license agreement was $553,000, of which $62,000 was included in current liabilities and $491,000 was included in long-term liabilities.

(c)  To eliminate the historical equity of Ecrix.

(d) To reflect the issuance of 9.65 million shares of Series H Preferred Stock of Exabyte to investors at a price of $1.00 per share at the closing as a condition of the merger.

The adjustments to the pro forma combined statements of operations for the year ended December 30, 2000 and six months ended June 30, 2001 assume the acquisition occurred as of January 2, 2000 and are as follows:

(e) To eliminate the depreciation and amortization recorded in the historical results of Ecrix due to the effects of purchase price accounting, which resulted in the elimination of Ecrix's property and equipment.

(f) To eliminate the effects of litigation between Exabyte and Ecrix, including the reversal of deferred income, Exabyte's investment in Ecrix, and legal expenses, which was settled during June 2000.

NOTE 2 -- Basic and diluted pro forma loss per common share was calculated based on the issuance of 10 million shares of Exabyte common stock in exchange for all the outstanding common and preferred shares of Ecrix.

                                       1-21

                                                                     CHAPTER ONE

                           COMPARATIVE PER SHARE DATA

     We have summarized below the per share information for Exabyte and Ecrix on a historical basis, for Exabyte on a pro forma basis and for Ecrix on a pro forma equivalent basis.

     The unaudited "Pro Forma Exabyte" and the unaudited "Pro Forma
Equivalent -- Ecrix" information assumes that the merger of Exabyte and Ecrix will be accounted for as a purchase. The unaudited "Pro Forma Exabyte" information is derived from the historical financial information of Exabyte for the fiscal year ended December 30, 2000 and six months ended June 30, 2001, and the historical financial information of Ecrix for the fiscal year ended February 28, 2001 and six months ended May 31, 2001, and assumes that the merger of Exabyte and Ecrix occurred on January 2, 2000 for net loss per common share purposes and June 30, 2001 for purposes of calculating book value per common share.

     "Pro Forma Exabyte" net loss per common share -- basic and diluted was calculated by dividing pro forma Exabyte net loss, which is Exabyte historical net loss combined with Ecrix historical net loss including pro forma adjustments, by the pro forma weighted average number of Exabyte common shares outstanding.

     "Pro Forma Exabyte" book value per common share was calculated by dividing total pro forma stockholders' equity by the pro forma number of Exabyte common shares outstanding at the end of the period.

     The unaudited "Pro Forma Equivalent -- Ecrix" information was calculated by multiplying the corresponding "Pro Forma Exabyte" data by the initial minimum exchange ratios described in the footnotes.

     This information shows how each share of Ecrix common stock would have participated in the net loss and book value of Exabyte if the merger had been completed on January 2, 2000. However, these amounts do not necessarily reflect future per share results of operations or book value of Exabyte.

     Stockholders should read the information in this section along with Exabyte's and Ecrix's historical financial statements and accompanying notes included elsewhere in this prospectus and the unaudited pro forma condensed financial statements and accompanying notes included elsewhere in this prospectus.

                                                                             AT OR FOR THE
                                                             FOR THE           SIX MONTHS
                                                           YEAR ENDED            ENDED
                                                        DECEMBER 30, 2000    JUNE 30, 2001
                                                        ------------------------------------
EXABYTE -- HISTORICAL
  Net loss per common share -- basic and diluted             $(1.83)             $(1.00)
                                                        ====================================
  Book value per common share(1)                                                 $ 0.80
                                                                                 ======
PRO FORMA EXABYTE
  Net loss per common share -- basic and diluted             $(1.79)             $(0.92)
                                                        ====================================
  Book value per common share(2)                                                 $ 0.91
                                                                                 ======

                                       1-22

                                                                     CHAPTER ONE

                                                               FOR THE         AT OR FOR THE
                                                             YEAR ENDED       SIX MONTHS ENDED
                                                          FEBRUARY 28, 2001     MAY 31, 2001
                                                          ------------------------------------
ECRIX -- HISTORICAL
  Net loss per common share -- basic and diluted               $(5.48)             $(2.09)
                                                          ====================================
  Book value per common share(3)                                                   $(0.89)
                                                                                   ======
PRO FORMA EQUIVALENT -- ECRIX
  Net loss per common share -- basic and diluted(4)            $(0.29)             $(0.15)
                                                          ====================================
  Book value per common share(5)                                                   $ 0.23
                                                                                   ======

---------------

(1) Includes Exabyte common shares outstanding as of June 30, 2001 of 22,834,000 and Exabyte preferred shares outstanding on an as converted basis of 1,250,000.

(2) Includes Exabyte common shares outstanding as of June 30, 2001 of 22,834,000, Exabyte preferred shares outstanding on an as converted basis of 1,250,000, common shares assumed issued to Ecrix shareholders upon closing of 10,000,000 and preferred shares assumed issued to investors upon closing on an as converted basis of 9,650,000.

(3) Includes Ecrix common shares outstanding as of June 30, 2001 of 6,185,000 and Ecrix preferred shares outstanding on an as converted basis of 33,969,000.

(4) Based on the rate at which Ecrix common shares convert to Exabyte common shares upon closing of .16168.

(5) Based on the rate at which Ecrix common shares and preferred shares in total convert to Exabyte common shares upon closing of 0.25.

                                       1-23

                                                                     CHAPTER ONE

                                  RISK FACTORS

                  GENERAL INFORMATION ABOUT THESE RISK FACTORS
                            AND OUR COMBINED COMPANY

THESE RISK FACTORS CONTAIN IMPORTANT INFORMATION ABOUT OUR BUSINESS AND YOU SHOULD READ THEM CAREFULLY.

     You should carefully consider the risks described below. If any of the following risks should actually occur, our business, prospects, financial condition or results of operations would likely suffer. In such case, the trading price of Exabyte common stock or other securities could fall, and you may lose all or part of your investment. We furnish you these risk factors to describe how you may be financially hurt by owning Exabyte securities rather than how you may be financially benefited by taking a short position in our securities or by taking any other position which results in profits upon a drop in the securities price. If you are in a short position you face different risks that are not contemplated in this document.

YOU SHOULD READ THESE RISK FACTORS TOGETHER.

     You should look at all of the risk factors in total. Some risk factors may stand on their own. Some risk factors may affect (or be affected by) other risk factors. For example, the risk factor relating to our possible inability to properly forecast our customer demand would likely result in excess inventory, which is another risk factor. You should not assume we have identified these connections.

WE MAY NOT UPDATE THESE RISK FACTORS IN A TIMELY MANNER.

     Exabyte and the combined company intend to periodically update and describe these and future risk factors in reports filed with the Securities and Exchange Commission. However, you should not assume that we will always update these and future risk factors in a timely manner. We are not undertaking any obligation to update these risk factors to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

THE RISKS OF OUR COMBINED COMPANY MAY BE DIFFERENT THAN THOSE OF ECRIX OR EXABYTE INDEPENDENTLY.

     The discussion below under "Risks Related to Exabyte's and the Combined Company's Business" is of risks associated with Exabyte's current business, except for the section of that discussion "Risks Related to Ecrix's Business". We expect that the risks associated with the business of the combined company will include all of the risks currently associated with Ecrix's business and those associated with Exabyte's business, as well as those associated under the merger that are described below under "Risks Related to the Merger."

                          RISKS RELATED TO THE MERGER

EXABYTE AND ECRIX MAY NOT REALIZE ANY BENEFITS FROM THE MERGER.

     Exabyte intends to integrate Ecrix's technology into its own products and services as well as offer Ecrix's products and services separately. If Exabyte does not integrate the technology effectively or if management spends too much time on integration issues, it could harm the combined company's business, financial condition and results of operations. The difficulties, costs and delays involved in integrating the companies, which could be substantial, include the following:

     - distraction of management and other key personnel from the business of the combined company;

     - integrating complex technology, product lines, services and development plans;

     - inability to demonstrate to customers and suppliers that the merger will not result in adverse changes in client service standards or business focus;
                                       1-24

                                                                     CHAPTER ONE

     -  inability to retain and integrate key personnel;

     - disruptions in the combined sales forces that may result in a loss of current customers or the inability to close sales with potential customers;

     - expending time, money and attention on integration that would otherwise be spent on developing either company's own products and services.;

     - additional financial resources that may be needed to fund the combined operations; and

     - impairment of relationships with employees and customers as a result of changes in management.

     Neither Exabyte nor Ecrix has experience in integrating operations on the scale represented by the merger, and we are not certain that Exabyte and Ecrix can be successfully integrated in a timely or efficient manner or at all or that any of the anticipated benefits of the merger will be realized. Failure to do so could have a material adverse effect on the business, financial condition and operating results of the combined company.

IF THE COSTS OF THE PROPOSED MERGER EXCEED THE BENEFITS REALIZED, THE COMBINED COMPANY MAY EXPERIENCE CONTINUED AND INCREASED LOSSES.

     If the benefits of the proposed merger do not exceed the associated costs, the combined company could be adversely affected by incurring additional or even increased losses from its operations. The survival of Exabyte after the merger depends on making the operations of Exabyte and Ecrix profitable through increased revenues and reduced expenses for the combined company.

THE MARKET PRICE OF EXABYTE COMMON STOCK MAY DECLINE AS A RESULT OF THE MERGER.

     The market price of Exabyte common stock may decline as a result of the merger if:

     - the integration of Exabyte and Ecrix is unsuccessful or takes longer than expected;

     - the perceived benefits of the merger are not achieved as rapidly or to the extent anticipated by financial analysts or investors; or

     - the effect of the merger on the combined company's financial results is not consistent with the expectations of financial analysts or investors.

THE PRICE OF EXABYTE COMMON STOCK IS VOLATILE AND THE VALUE OF EXABYTE COMMON STOCK TO BE ISSUED IN THE MERGER WILL DEPEND UPON THE MARKET PRICE AT THE TIME THE MERGER IS CLOSED.

     At the closing of the merger, all outstanding shares of common stock and preferred stock of Ecrix will be exchanged for shares of Exabyte common stock. Exabyte has agreed to issue a total of up to 10 million shares of its common stock. Neither Exabyte nor Ecrix may terminate or renegotiate the merger agreement solely because the market price of Exabyte common stock has increased or decreased significantly from the time that the merger agreement was entered into. If the market price of Exabyte's common stock declines significantly, Exabyte will not be obligated to issue any additional shares and the value of the shares that Ecrix's stockholders actually receive in the merger may be less than the value was at the time that they approved the merger or the price at which they could otherwise sell their Ecrix shares. Similarly, the number of shares of Exabyte common stock will not be reduced if the market price at the time of closing increases after the date of the merger agreement or its approval by Exabyte stockholders.

THE PROPOSED MERGER WILL SUBSTANTIALLY DECREASE THE OWNERSHIP OF CURRENT EXABYTE STOCKHOLDERS.

     Based upon the number of shares of Exabyte common stock outstanding as of August 31, 2001, shares of Exabyte common stock and Series H preferred stock to be issued in connection with the merger
                                       1-25

                                                                     CHAPTER ONE

will represent approximately 30% of the total shares of common stock and 44.5% of the total voting power to be outstanding after the merger. This represents a substantial dilution to the ownership interests of the current Exabyte stockholders. In addition, the exercise of options to purchase Exabyte common stock that we expect to grant to Ecrix employees after the merger may further dilute the ownership interests of current Exabyte stockholders.

SALES OF SUBSTANTIAL AMOUNTS OF EXABYTE COMMON STOCK AFTER THE MERGER COULD MATERIALLY ADVERSELY AFFECT THE MARKET PRICE OF EXABYTE COMMON STOCK.


     The investors in Exabyte Series H preferred stock have agreed to enter into contractual arrangements that limit the amount of shares of Exabyte common stock that they may sell into the public market after closing of the proposed merger. Based on the number of shares of Exabyte common stock outstanding as of August 31, 2001, approximately 89% of the shares of Exabyte to be outstanding following the merger will be immediately eligible for resale, a total of approximately 92% will be eligible 90 days after the merger, a total of approximately 96% will be eligible 180 days after the merger and the balance of the shares will be eligible for resale 270 days after the merger, subject to certain limitations that will apply to affiliates of Exabyte. Many of the Ecrix stockholders that will receive shares of Exabyte as a result of the proposed merger have held restricted shares in Ecrix for several years. These persons, as well as others, may use the proposed merger as a means to liquidate their investment in Ecrix. The sale of substantial amounts of Exabyte common stock following the proposed merger may cause substantial fluctuations in the price of Exabyte common stock.


THE MERGER MAY RESULT IN A LOSS OF ECRIX EMPLOYEES.

     Exabyte and Ecrix have different corporate cultures, and Ecrix employees may not want to work for a larger, publicly-traded company instead of a smaller, privately-held company. Most of the unvested options held by employees of Ecrix will fully vest as a result of the merger and if not exercised prior to the closing will terminate at the time of merger. Although Exabyte intends to grant new options to Ecrix employees who remain employed by the combined company, the loss of Ecrix options as well as other factors may affect Exabyte's ability to retain these employees.

UNCERTAINTY CREATED BY THE MERGER MAY MAKE IT MORE DIFFICULT TO ATTRACT AND RETAIN EXABYTE AND ECRIX EMPLOYEES.

     Current and prospective Exabyte and Ecrix employees may experience uncertainty about their future roles with the combined company. This uncertainty may adversely affect Exabyte's ability to attract new employees as well as the ability of Exabyte and Ecrix to retain key management, sales, marketing, engineering or other personnel. Competitors may attempt to take advantage of this uncertainty and recruit employees prior to the merger and during integration, as is common in mergers of high technology companies. As a result, employees of Ecrix or Exabyte could leave with little or no prior notice. We cannot assure you that the combined company will be able to attract, retain and integrate employees following the merger.

THE MERGER MAY RESULT IN A LOSS OF CUSTOMERS.

     As a result of the merger some customers or potential customers may not continue to do business with Exabyte or Ecrix. In this case, the combined company may lose significant revenue that Exabyte or Ecrix might have otherwise received had the merger not occurred.

IF THE CONDITIONS TO THE MERGER ARE NOT MET OR WAIVED, THE MERGER WILL NOT OCCUR AND THE INTENDED BENEFITS OF THE MERGER WILL NOT BE REALIZED.

     Several conditions must be satisfied or waived to complete the merger. These conditions are described in Chapter Three under the "The Merger Agreement -- Conditions to the Merger" and in detail in the
                                       1-26

                                                                     CHAPTER ONE

merger agreement. Exabyte and Ecrix cannot assure you that each of the conditions will be satisfied. If the conditions are not satisfied or waived, the merger will not occur or will be delayed, and Exabyte and Ecrix each may lose some or all of the intended benefits of the merger. For example, if Exabyte's common stock is not quoted on the Nasdaq National Market at the time of the merger, Ecrix will not be obligated to close. As discussed below under "Risks Related to Exabyte's and the Combined Company's Business," Exabyte has received a notice from Nasdaq that it is currently out of compliance with the minimum bid price requirement.

     If the merger is not completed, Exabyte may require substantial additional capital resources to continue its business, which resources may not be available on favorable terms, or at all.

FAILURE TO COMPLETE THE MERGER WOULD HARM EXABYTE'S FUTURE BUSINESS AND OPERATIONS.

     If the merger is not completed for any reason, Exabyte may be subject to a number of material risks, including the following:

     - if Exabyte continues to incur substantial operating losses, it will need to immediately and successfully establish new sources of equity or debt financing, the availability of which is uncertain;

     - potential customers may defer purchases of Exabyte's products or services; and

     -  employee turnover may increase.

     The occurrence of any of these factors would likely result in serious harm to Exabyte's business prospects, operating results and financial condition.

THE MERGER MAY DEPRIVE ECRIX STOCKHOLDERS OF OPPORTUNITIES.

     As a consequence of the merger, Ecrix stockholders will lose the chance to receive the benefits of their investment in the development and exploitation of Ecrix's technologies and products on a stand-alone basis. The management of the combined company may make strategic and operational decisions that differ from those that would be made by Ecrix as an independent company. Consequently, stockholders of Ecrix may not achieve a greater return on their investment in the combined company than if Ecrix were to remain an independent company.

         RISKS RELATED TO EXABYTE'S AND THE COMBINED COMPANY'S BUSINESS

     Following is a discussion of certain risks that may impact our combined business. Unless otherwise expressly stated, each of these risks relates to Exabyte's current business. We expect that all of them will continue to be risks of the combined company following the merger. If any of the following risks actually occurs, our combined business could be harmed. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us, or that we currently see as immaterial, may also harm our business.

1. RISKS RELATED TO ECRIX'S BUSINESS

     1.1  ECRIX RELIES ON RELATIONSHIPS WITH A FEW LARGE CUSTOMERS.


     Ecrix's three main customers, Tech Data Corporation, Bell MicroProducts and CMS Peripherals Ltd., purchased tape drives from Ecrix that accounted for 37% of Ecrix's revenue last year. In August 2001, Ecrix reached an understanding with Compaq Computer Corporation to sell our VXA(R)-1 tape drives for Compaq's commercial desktop computers and workstations. Ecrix is currently negotiating the terms of a definitive agreement with Compaq including the number of units to be shipped. Although it has received one purchase order from Compaq to ship 518 tape drives in September 2001, Compaq is not currently


                                       1-27

                                                                     CHAPTER ONE


under any obligation to purchase any minimum quantity of products or services from Ecrix. In addition, Compaq has recently announced a proposed merger with Hewlett-Packard Company. The proposed merger between Compaq and Hewlett-Packard may cause Compaq to reassess some of its supplier relationships and could cause Compaq to stop or reduce its purchases from suppliers, including proposed purchases of Ecrix products. If Ecrix lost one key customer or if sales to any of its customers were reduced it would have a materially adverse effect on our results of operations, financial condition and business prospects.


     1.2 ECRIX IS IN THE PROCESS OF TERMINATING ITS MAIN SUPPLY CONTRACT AND SETTLING CLAIMS ASSOCIATED WITH THE SUPPLY CONTRACT.

     Substantially all of Ecrix's manufacturing activity has been conducted through arrangements with Aiwa Co., Ltd. and a large media supplier. Currently, Aiwa has the exclusive right to manufacture our VXA(R)-1 tape drive. We anticipate that we will be terminating our relationship with Aiwa and entering into a new manufacturing relationship with another Japanese manufacturer. We have entered into a Memorandum of Understanding with Aiwa regarding termination and settlement of these issues and we are currently negotiating the terms of a definitive technology transfer and license with Aiwa.

     Pursuant to the terms of the MOU, we agreed to purchase 8,000 tape drives from Aiwa for approximately $370 per drive. Under the MOU, we also agreed to purchase 9,000 VXA(R) parts kits (which parts could be used to build 9,000 VXA(R) drives). We believe that we have negotiated a settlement with Aiwa whereby we will purchase these parts kits for a total cost of $2 million. Additionally, we agreed to purchase Aiwa's remaining VXA(R) parts and components (other than the "kits") and we expect that the total cost of these additional parts and components will be approximately $1.7 million. We will also purchase all production jigs, equipment and toolings from Aiwa and expect the cost of this purchase to be approximately $1.1 million. We believe that Aiwa will grant us a non-exclusive license to utilize certain Aiwa related VXA(R) technologies. We expect our final agreement with Aiwa will require us to pay Aiwa a royalty of between 1% and 4% of the invoice price to us of each VXA(R)-1 and VXA(R)-2 drive we purchase from another manufacturer. We may be unable to reach a final settlement with Aiwa of certain matters on favorable terms, and any final settlement with Aiwa may require us to pay Aiwa a material amount, which could have a material adverse effect on our financial condition and our business prospects. Discussions with the new manufacturer are in the early stages and there is no assurance that an arrangement will ultimately result or, if entered into, will be beneficial to Ecrix. Our failure to enter into a new manufacturing arrangement with a new supplier would have a material adverse effect on our financial condition, results of operations and our business prospects. In addition, if the transition from Aiwa to a new supplier is not done in a timely manner or on terms favorable to us, our sales, revenue and customer acceptance could be adversely effected.

     1.3 ECRIX MAY BE UNABLE TO OBTAIN KEY PARTS ON A TIMELY BASIS IF SUPPLIERS CEASE MANUFACTURING REQUIRED PARTS.

     Ecrix relies on a limited number of outside companies to supply components and manufacture our products which results in reduced control over the timing of deliveries, quality control and costs. Ecrix's reliance on outside suppliers and manufacturers for parts can result in potential shortages of key parts. Specifically, Ecrix has received information from Texas Instruments that Texas Instruments intends to discontinue production of several piece parts currently used in the production of the VXA(R)-1 tape drive. In addition, Ecrix has received notice that IBM, a supplier of a data compression chip, was discontinuing its production. There are often long lead times associated with the availability of many components that make obtaining these components sometimes difficult. There are currently a number of parts that Ecrix can purchase from only one supplier, such as the parts from Texas Instruments and IBM. Although Ecrix is exploring the possibility of using alternative suppliers to manufacture the Texas Instruments and IBM parts or modify existing alternative parts as substitutes, Ecrix may not have time to find alternative suppliers. If it is unable to find alternative suppliers or modify existing parts in a timely manner or if other key suppliers are unable to meet our requirements on a timely and cost-effective basis it could have a material adverse effect on our results of operations. In addition, Ecrix uses other parts that can currently

                                       1-28

                                                                     CHAPTER ONE

be purchased from only one supplier and, although Ecrix has not been notified by these manufacturers that they are discontinuing production of these parts, if any of these other manufacturers decides to discontinue manufacturing a key part, Ecrix's inability to replace these parts could have a material adverse effect on our results of operations.

     1.4 ECRIX HAS INCURRED SUBSTANTIAL LOSSES AND WILL NEED TO EITHER GENERATE SUFFICIENT REVENUES OR OBTAIN FINANCING.

     Ecrix has completed several rounds of private equity financing with its last round, which closed in September 2000, totaling $19.9 million (net of expenses). Ecrix, however, has incurred substantial losses and negative cash flows from operations in each fiscal period since inception. For the year ended February 28, 2001, Ecrix incurred a loss from operations of $19.4 million and negative cash flows from operations of $19.6 million. As of February 28, 2001, Ecrix has an accumulated deficit of $44.6 million. Management expects operating losses and negative cash flows to continue over the short term and anticipates that losses will continue due to additional costs and expenses related to product development and sales and marketing activities and capital expenditures. While Ecrix has a borrowing facility with a bank, the borrowing facility requires Ecrix to comply with certain financial and non-financial covenants. The inability of Ecrix to generate additional revenue and comply with its financial covenants could prevent Ecrix from obtaining adequate financing from the bank to fund our operations. While the consummation of the merger may enhance our ability to raise capital, the failure to consummate the merger or obtain the anticipated benefits of the merger could have a material adverse impact on Ecrix's ability to continue as a going concern and to meet its intended business objectives. Likewise, the failure to generate sufficient revenues, raise additional capital or borrowings, or reduce certain discretionary spending could have a material adverse impact on Ecrix's ability to continue as a going concern and to meet its intended business objectives.

2.  CURRENTLY, OUR REVENUES ARE INADEQUATE TO SUPPORT OUR OPERATIONS.

     2.1 WE NEED ADDITIONAL FUNDING TO SUPPORT OUR OPERATIONS. OUR INABILITY TO OBTAIN ADDITIONAL FUNDING MAY HARM OUR ABILITY TO CONTINUE AS A GOING CONCERN.

     Exabyte's cash balance has declined over the last few years primarily because of:

     -  losses in the first half of 2001 of $22,809,000; in 2000 of $41,268,000;
        in 1999 of $88,407,000; and an accumulated deficit at June 30, 2001 of $50,186,000;

     -  expenditures for new products and products under development; and

     -  other capital expenditures.

     Due to ongoing operating losses and resulting liquidity restraints, we reassessed our business and investigated various strategic alternatives that would result in increased liquidity. These alternatives included one or more of the following:

     - sale of all or part of our operating assets and off-balance sheet assets;

     -  restructuring of current operations;

     -  additional equity infusions; or

     -  strategic alliance, acquisition or merger.

     Broadview was engaged to assist us in this process. As a result, we issued shares of Series G preferred stock as described below and have additionally entered into the merger agreement with Ecrix.

     If Exabyte were not to consummate the merger or a similar transaction and did not raise additional capital through debt or equity, it is possible that we would be unable to achieve our currently contemplated business objectives or have enough funds to support our operations, which could affect our
                                       1-29

                                                                     CHAPTER ONE

ability to continue as a going concern. The report of Exabyte's independent accountants on its consolidated financial statements for the 2000 fiscal year contained an explanatory paragraph related to our ability to continue as a going concern.

     Such an opinion by our independent accountants may impact our dealings with third parties, such as customers, suppliers and creditors, because of concerns about our financial condition. Any such impact could have a material adverse effect on our business and results of operations.


     As discussed in Chapter Three under "Exabyte's Reasons for the Merger," we believe that our merger with Ecrix will improve our liquidity and enhance our access to capital. However, there can be no assurance that we will realize these benefits from the merger or that, even if realized, they will be sufficient to resolve our liquidity concerns. If Exabyte completes the merger with Ecrix, Exabyte expects that its cash from operations and the cash infusion to be made at the time of the merger will be sufficient for the cash needs of Exabyte after the merger through at least June 30, 2002. Exabyte's cash needs beyond that date depend on a number of factors, including whether Exabyte achieves significant sales growth of Ecrix's VXA drives, revenue growth of Exabyte's existing products, the successful introduction and sales of Exabyte's M3(TM) tape drive, and cost containment. In any event, in order to provide some cushion and to take into account the possibility of less favorable operating results than are projected by the management of Exabyte and Ecrix, Exabyte will continue to seek external financing through debt or equity.


     2.2 THE DATA STORAGE INDUSTRY IN WHICH WE COMPETE IS CURRENTLY EXPERIENCING A SLOWDOWN.

     Recently, the data storage industry has experienced reduced sales as a result of general economic conditions and other factors. This slowdown has impacted our net sales. Even if we reduce our costs as planned, we may be unable to generate sufficient revenue because of industry conditions in order to become profitable.

     2.3 COMPLIANCE WITH FINANCIAL LOAN COVENANTS UNDER EXABYTE'S LOAN AGREEMENT WITH CONGRESS FINANCIAL CORPORATION OR ECRIX'S LOAN AGREEMENT WITH SILICON VALLEY BANK MAY AFFECT OUR ABILITY TO BORROW UNDER THOSE LINES OF CREDIT AND OUR OWN LIQUIDITY.

     In May 2000, Exabyte entered into a new bank line of credit agreement with Congress Financial Corporation, which was subsequently amended. Currently, Exabyte can borrow up to the lesser of 80% of eligible accounts receivable plus 25% of eligible finished goods inventory (as defined in the agreement and amendment) or $25.0 million. As of June 30, 2001, the overall amount available to borrow was $16,325,000, Exabyte had $14,337,000 in borrowings outstanding, and a remaining borrowing capacity of $1,988,000. This loan is secured by our accounts receivable and inventory, as well as certain off balance sheet assets. The agreement contains a number of covenants that, among other things:

     -  restrict certain financial and other activities;

     -  requires us to maintain a minimum net worth; and

     - eliminates the borrowing line if we experience any material adverse change.

     As of March 31 and June 30, 2001, Exabyte was in default of the net worth covenant contained in the loan agreement. In connection with the execution of the merger agreement with Ecrix, Congress Financial agreed to waive these past events of default and amend the minimum net worth covenants. Because of the covenants and conditions to borrowing, our line of credit may not always be available to us. See "Liquidity and Capital Resources" under "Exabyte Management's Discussion and Analysis of Financial Condition and Results of Operations" in Chapter Five.

     In addition, Ecrix currently has a bank loan and security line of credit in place with Silicon Valley Bank. At August 29, 2001, Ecrix could borrow the lesser of $9 million or an amount determined by a formula applied to eligible inventory, accounts receivable and existing borrowings. The revolving line of credit expires on June 29, 2002. Amounts borrowed under the line of credit are secured by substantially all
                                       1-30

                                                                     CHAPTER ONE

of Ecrix's assets. The line of credit requires Ecrix to meet certain financial ratios, including a requirement to maintain a minimum stockholders equity balance (as defined) of $12 million. As of July and August 2001, Ecrix was in default of this net worth covenant.

     Ecrix received a waiver of this default and subsequently re-negotiated the minimum shareholder equity balance covenant. Upon effectiveness of the merger, Ecrix anticipates that the line of credit will be cancelled and it will be obligated to repay all outstanding amounts due. However, if the merger was not consummated, this line of credit may not always be available because of the covenants and conditions to borrowing. For more information about this line of credit, see "Liquidity and Capital Resources" under "Ecrix Management's Discussion and Analysis of Financial Condition and Results of Operations" in Chapter Four.

3.  RISKS ASSOCIATED WITH OUR OPERATIONS AND FINANCIAL RESULTS.

     3.1 NASDAQ COULD DELIST EXABYTE COMMON STOCK IF WE DO NOT REESTABLISH COMPLIANCE WITH NASDAQ'S MINIMUM BID PRICE OR CONTINUE TO COMPLY WITH FINANCIAL, CORPORATE GOVERNANCE, AND OTHER STANDARDS FOR CONTINUED LISTING.


     Our common stock is listed on the Nasdaq National Market. In order to maintain our listing on the Nasdaq National Market we must meet minimum financial and other requirements. Recently we received a notice from Nasdaq that we had failed to meet the $1 minimum bid price requirement for continued listing. Although Nasdaq has declared a temporary moratorium on delisting for failure to meet the $1 minimum bid price requirement, if the minimum bid price of our common stock is below $1 for 30 consecutive trading days after the moratorium is lifted, our common stock may be delisted. Although we intend to request an appeal of any potential delisting notice and undertake measures, such as the proposed reverse split, intended to maintain our listing, there can be no assurance that our common stock will remain listed on the Nasdaq National Market. Additional reasons for delisting include failure to maintain a minimum amount of net tangible assets, and failure to timely file various reports with the SEC, as well as other requirements. There are also circumstances where Nasdaq may exercise broad discretionary authority for continued inclusion. If our common stock were delisted from Nasdaq for any reason, it could seriously reduce the value of our common stock and its liquidity. In addition, it is a condition to Ecrix's obligation to close the merger that our common stock be quoted on the Nasdaq National Market.


     3.2 OUR SUCCESS DEPENDS ON MANY FACTORS, THE MOST SIGNIFICANT OF WHICH IS OUR ABILITY TO SUCCESSFULLY TRANSITION OURSELVES INTO A STRONG AUTOMATION COMPANY.

     We believe that our future success depends largely upon the success of our library products. We are currently transitioning into a more significant participant in the growing tape library market. However, our ability to be successful in this market will depend upon a number of factors, including:

     - our ability to successfully sell libraries independent of our MammothTape(TM) tape drives;

     -  availability of media;

     -  introduction of competitive products;

     -  acquiring sufficient market share;

     - customer acceptance and original equipment manufacturer ("OEM") adoptions;

     -  compatibility with tape drives used by our customers; and

     -  ability to service and support our library products.

                                       1-31

                                                                     CHAPTER ONE

     3.3 MEDIA SALES REPRESENTED 36% OF OUR REVENUES IN THE FIRST SIX MONTHS OF 2001. ANY SHORTFALL IN MEDIA SALES COULD HARM OUR RESULTS OF OPERATIONS.

     Sales of media accounted for approximately 36% of our net revenue during the first half of 2001. A significant portion of these sales were the result of backlog accrued during the end of 2000 and the beginning of 2001 due to media supply constraints. To the extent media sales decline and are not replaced with additional revenue from our other products or services, our financial results, including our gross margin and revenues, may be adversely affected.

     3.4 WE HAVE ENCOUNTERED DIFFICULTIES MANUFACTURING OUR M2(TM) TAPE DRIVE BECAUSE OF ITS COMPLEX DESIGN, WHICH HAS HARMED OUR ABILITY TO PRODUCE AND SELL THE PRODUCT. OUR INABILITY TO SUCCESSFULLY RESOLVE THESE ISSUES MAY HARM OUR OPERATING RESULTS.

     The MammothTape(TM) platform designs are extremely complex, which may result in lower than anticipated manufacturing yields, field reliability issues and increased inventory levels. We experienced these issues with the introduction of M2(TM). We experienced similar issues with the introduction of our original MammothTape(TM) drive and were able to successfully address them. Although we have made significant progress in addressing these issues as they relate to M2(TM), we cannot assure that we will completely resolve any of these issues or, if resolved, they will be done in a timely manner. In addition, when we encounter these kinds of manufacturing problems, we must make changes to the product design. Implementing these changes can be troublesome and costly and could cause additional design or manufacturing flaws. Any difficulties manufacturing our products or designing our products for manufacturing could harm our results of operations.

     3.5 OUR INABILITY TO OBTAIN ENOUGH MEDIA FROM THREE SUPPLIERS HAS IN THE PAST AND COULD IN THE FUTURE INHIBIT OUR PRODUCTION AND SALES OF OUR TAPE DRIVES AND ASSOCIATED LIBRARIES.

     We depend on a continuous supply of Advanced Metal Evaporative ("AME") media to use with our MammothTape(TM) products. We cannot sell our products, or grow our product lines without a sufficient supply of AME media. Currently, we obtain AME media from three suppliers:

     -  Matsushita Electric Industrial Co. Ltd. ("MEI");

     -  TDK Corporation ("TDK"); and

     -  Sony Corporation ("Sony").

     If these suppliers cannot provide us with enough high-quality, competitively priced media, we may have to delay or cancel product shipments and/or orders. We may also have to delay future product introductions. We have recently encountered difficulties obtaining enough media from our suppliers to fill orders. This inability to fill orders for media cartridges adversely affected our results of operations during 2000. Should we again experience problems with our media suppliers, our future results of operations, as well as our ability to sell or introduce products, could be harmed. Any inability to sell or introduce our products would materially and adversely affect our competitive position as well as our results of operations.

     Our M2(TM) tape drives and associated libraries specifically depend on AME media with SmartClean(TM) technology. Even with multiple media suppliers, we may not receive enough AME media with SmartClean(TM) to fill current or backlog orders for products and media. Should this happen, we may have to delay or cancel M2(TM) tape drive and/or library shipments and orders. This would materially and adversely affect our results of operations.

                                       1-32

                                                                     CHAPTER ONE

     3.6 IN ADDITION TO OUR ABILITY TO SUCCESSFULLY TRANSITION TO AN AUTOMATION COMPANY, WE ALSO BELIEVE THAT OUR SUCCESS DEPENDS ON OUR ABILITY TO PRODUCE AND SELL OUR M2(TM) TAPE DRIVE AND ECRIX'S VXA(R)-2 DRIVES.

     We believe that our success currently depends in part on our M2(TM) and VXA(R)-2 tape drive. In turn, the success of these drives depends, among other things, on:

     -  increasing the throughput of our manufacturing;

     -  satisfactorily addressing design issues;

     -  customer acceptance of our tape drive formats;

     -  supply capacity sufficient to meet customers' expectations;

     -  customers transitioning from our earlier products to M2(TM) and VXA(R)-2

     -  OEM qualification and adoption; and

     -  media availability.

     3.7 WE PREVIOUSLY EXPERIENCED PROBLEMS INTRODUCING OUR MAMMOTH DRIVE ON TIME. IF WE EXPERIENCE SIMILAR PROBLEMS WITH INTRODUCING FUTURE PRODUCTS, WE COULD EXPERIENCE LOSSES IN MARKET SHARE AND CREDIBILITY, WHICH WOULD HARM OUR OPERATING RESULTS.

     As previously stated, we brought our original Mammoth tape drive to market late and as a result lost market share and credibility with our customers. We may experience development and/or manufacturing problems with our future MammothTape(TM) products that would delay their introduction. A late introduction for any future tape drive may again affect our market share position and/or credibility, which would negatively impact sales.

     We are currently addressing issues regarding our ability to manufacture our M2(TM) tape drive. We must adequately address these issues before we can produce our next generation M3(TM) tape drive. Our inability to address these issues in a timely manner may delay the introduction of our M3(TM) tape drive.

     3.8 MANAGING OUR INVENTORY LEVELS IS IMPORTANT TO US BECAUSE EXCESS INVENTORY REDUCES CASH AVAILABLE TO US FOR FUNDING OUR OPERATIONS, OR MAY CAUSE US TO WRITE OFF EXCESS INVENTORY WHICH NEGATIVELY IMPACTS OUR OPERATING RESULTS.

     It is important for us to maintain appropriate levels of inventory. Excessive amounts of inventory reduces our cash available for operations and may cause us to write-off a significant amount as excess or obsolete. Inadequate inventory levels may make it difficult for us to meet customer product demand, resulting in lost revenues.

     We face many challenges in effectively managing our inventory, which may materially affect our results of operations if we do not manage them properly. These challenges include:

     -  keeping inventory levels low;

     - managing unexpected increases in inventory due to stock rotation obligations or cancelled orders;

     -  meeting changing product demands;

     -  transitioning our product lines effectively; and

     -  successfully introducing new products.

     Particularly, introducing new products may negatively affect our product inventory value by requiring us to write down or make allowances for inventory devaluation, which may materially affect our results of operations. We have experienced increased inventory levels in connection with the introduction of our M2(TM) tape drives. In the past we have experienced special charges and write downs which harmed our
                                       1-33

                                                                     CHAPTER ONE

results of operations. In the future we may again incur special charges or make allowances for an inventory devaluation that will materially affect our results of operations.

     3.9 IF COMPANIES INTRODUCE NEW TECHNOLOGIES, SUCH AS OPTICAL DISK, OPTICAL TAPE OR DVD, INTO THE DATA STORAGE MARKET, OUR TAPE PRODUCTS MAY BECOME OBSOLETE.

     Technology usually changes and advances quickly in the high technology industry. In order to successfully compete in this industry, our future products must apply and extend our current technology, as well as keep pace with new technology developments.

     Although tape has historically been the preferred medium for data storage backup, companies are developing new technologies for this market. Some of the new technologies are:

     -  Optical Disk (including three dimensional Optical Disk)

     -  Optical Tape

     -  DVD

     -  Holographic Storage

     -  Magnetic Optics

     We may also experience competition from new storage architectures, such as SANs, network attached storage and virtual storage.

     If any new technology offers users the same or greater benefits than tape, tape technology could become obsolete. In order to compete under market pressures, we must be able to adapt our technologies to changes in an efficient, cost-effective manner. Our inability to adapt would severely harm our competitive position and our results of operations.

     3.10 IF WE DO NOT CONTINUALLY ENHANCE OUR TAPE TECHNOLOGY TO KEEP PACE WITH OUR COMPETITORS, OUR PRODUCTS WILL NOT REMAIN COMPETITIVE.

     Our ability to compete with other tape drive manufacturers is directly impacted by the rapid development of tape drive technologies. Our ability to compete with other tape drive technologies is impacted by, among other things:

     -  customer and OEM adoption of MammothTape(TM) and VXA(R) technology;

     -  compatibility of tape drives to other data storage products;

     -  data storage density;

     -  data transfer rate;

     -  customer confidence and familiarity;

     -  product reliability; and

     -  price.

     3.11 WE MUST ACCURATELY TIME THE INTRODUCTION AND WITHDRAWAL OF OUR PRODUCTS INTO AND OUT OF THE DATA STORAGE MARKET BECAUSE IT AFFECTS OUR REVENUE AND INVENTORY LEVELS.

     Accurately timing the release of new products is important to the sales of existing products. Likewise, prematurely withdrawing an existing product could result in revenue loss from that product, and delaying the withdrawal of a product could result in excess product inventory. We continually evaluate our product life cycles. Any timing mistakes or inability to successfully introduce a new product could adversely affect our results of operations.

                                       1-34

                                                                     CHAPTER ONE

     3.12 WE MUST CONTINUE TO DEVELOP AND INTRODUCE TECHNOLOGICALLY COMPELLING AUTOMATED LIBRARY PRODUCTS WHICH AUTOMATE COMPETITIVE STORAGE TECHNOLOGIES, SUCH AS AIT(TM), LTO(TM) ULTRIUM(TM), OR DLTTAPE(TM), OR OTHER FUTURE NON-TAPE TECHNOLOGIES, IN ORDER FOR US TO MAINTAIN OR IMPROVE OUR SALES AND REVENUES.

     We believe our future success depends on future library and other products and services. The success of these future products depends, among other things, on:

     -  timely development;

     -  customer acceptance;

     -  supply capacity;

     -  customer transition to these future products; and

     -  OEM qualification and adoption; and media availability.

     3.13 WE EXPERIENCE MANY RISKS REGARDING OUR EFFORTS TO OUTSOURCE TAPE DRIVE MANUFACTURING TO HITACHI DIGITAL MEDIA PRODUCTS DIVISION OF HITACHI, LTD. AND LIBRARY MANUFACTURING TO SHINEI INTERNATIONAL, INCLUDING OUR INABILITY TO OBTAIN ENOUGH PRODUCT FROM THESE SOLE SOURCE SUPPLIERS, MAINTAINING A DUPLICATE MANUFACTURING INFRASTRUCTURE DURING THE TRANSITION PHASE, AND TIMELY IMPLEMENTING ENGINEERING PRODUCT CHANGES.

     We currently outsource the manufacturing of some of our library products to Shinei and portions of our M2(TM) manufacturing process to Hitachi and we may transfer the manufacture of some of our other products to Hitachi in the future. We plan to complete the outsourcing of all our low-end libraries and the remaining portion of our M2(TM) tape drive manufacturing to the respective manufacturers by the first quarter of 2002.

     Exabyte successfully outsourced the manufacturing of our first tape drive products to Sony. While we were successful with that outsourcing effort, we may be unsuccessful with our current outsourcing effort. For example, we were unsuccessful previously when we outsourced our worldwide repair services to Magnetic Data Technologies, LLC and have now brought that service function back in-house.

Hitachi or Shinei may be unable to timely implement product engineering changes.

     Outsourcing our manufacturing to a third party takes many months and involves, among other details, extensive employee training. Due to the time and expenses involved, and the inability to easily move the manufacturing to another party, we heavily depend on our existing third party manufacturers for our products. If Hitachi or Shinei cannot meet our product demand, our results of operations would be harmed. If Hitachi or Shinei cannot or will not implement product changes on a timely basis, we would be unable to fill customer orders. This would materially and adversely affect our results of operations. Our dependence on third party manufacturers can also adversely affect our ability to negotiate the terms of our future business relationships with these parties.

     Hitachi recently announced that it is implementing emergency management measures aimed at bringing about a prompt improvement in its business results. We do not know what impact these measures will have upon our relationship with Hitachi, and our ability to receive products from Hitachi on a timely manner, in sufficient quantities, of an adequate quality and on favorable terms.

We may be unable to obtain enough product.

     When we complete the outsourcing of tape drive manufacturing to Hitachi, they will be our sole source manufacturer for our M2(TM) tape drives. Their inability to successfully manufacture the tape drives or manufacture enough tape drives to meet our customer demand would adversely affect our results of operations.
                                       1-35

                                                                     CHAPTER ONE

     If Hitachi cannot successfully manufacture our tape drives, bringing the manufacturing process back to Exabyte or outsourcing to another third party manufacturer would negatively impact our ability to fill customer orders and would harm our results of operations.

     When we complete the manufacturing outsourcing to Shinei, they will manufacture some of our tape libraries, making them our sole source manufacturer for these libraries. The same risks we incur with Hitachi (set out above) apply to our sole-source manufacturing relationship with Shinei.

We may need to maintain a duplicate manufacturing infrastructure during the transition period.

     During the transition period, we must maintain redundant manufacturing capability at our Boulder, Colorado facilities, the Hitachi facilities in Japan and the Shinei facilities in Singapore. There are several factors that would increase our expenses during the transition period, including:

     -  maintaining a double infrastructure;

     -  creating additional tooling;

     -  adding additional technical personnel; and

     - creating additional inventory; and training Hitachi and Shinei technical and manufacturing personnel.

     Expense increases for these or any other reasons could harm our results of operations. Upon completion of the outsourcing to these third parties, we may be unsuccessful in reducing our infrastructure costs at our facilities, which would cause us to incur higher total operation costs.

Our proprietary information may not be adequately protected.

     We highly value our proprietary information, including trade secrets, patents and manufacturing processes. We make substantial efforts to protect these assets. Outsourcing our manufacturing to a third party requires us to share some of this proprietary information with our third party manufacturer. Although these parties would generally enter into agreements intended to protect our proprietary information, we can not assure that these agreements will provide adequate protection. This would weaken our protection of our proprietary information and could harm our future results of operations.

     3.14 WE AUTOMATED COMPETITIVE DLT TECHNOLOGY LATE AND MAY EXPERIENCE MARKET SHARE LOSS IF WE CANNOT AUTOMATE IN A TIMELY MANNER NEW COMPETITIVE TECHNOLOGY DEVELOPED IN THE FUTURE.

     We lost market share in the library market because we delayed our decision to automate competitive DLT technology. Our inability to successfully automate future technologies could again negatively affect our library market share position, as well as our results of operations.

     3.15 OUR LIMITED AVAILABLE CASH MAY IMPEDE OUR ABILITY TO OBTAIN KEY COMPONENTS IN A TIMELY MANNER, WHICH COULD HARM OUR SALES.

     We are currently experiencing liquidity constraints which effect the amount of cash available to pay our vendors and suppliers pursuant to our contractual obligations. This constraint has in the past and will likely in the future cause our vendors to restrict shipments of key components necessary to build and sell our products. Any inability to obtain key components in a timely manner will restrict our ability to ship products and, as a result, harm our revenues and results of operations.

     3.16 ANY INABILITY TO OBTAIN COMPONENTS, SUCH AS SCANNERS OR RECORDING HEADS, FROM OUR SUPPLIERS WOULD AFFECT OUR ABILITY TO MANUFACTURE OUR PRODUCTS.

     We obtain all the components to make our products from third parties. A shortage of any component would directly affect our ability to manufacture the product. Some key components, such as scanners and recording heads, are developed and manufactured to our specifications, which limits our ability to quickly
                                       1-36

                                                                     CHAPTER ONE

find another supplier for these components if we experience a supply shortage. There are long lead-times associated with the availability of many components that make obtaining these components sometimes difficult. For example, the ASIC chips we use in our MammothTape(TM) products are produced from several suppliers. However, because it takes many months to qualify suppliers to produce ASIC chips for us, any shortfall or inability to obtain an adequate supply of ASIC chips from any of our current suppliers would adversely affect our results of operations.

     3.17 OUR DEPENDENCIES ON SOLE-SOURCE SUPPLIERS MAY CAUSE A REDUCTION IN OUR LEVEL OF CONTROL OVER DELIVERY, QUANTITY, QUALITY AND COST OF THE PRODUCT.

     We rely heavily on sole-source suppliers (one supplier providing us with one or more components) to develop and/or manufacture critical components to use in our tape drives or libraries. If a sole-source supplier is unable to provide us with a sufficient supply of their components we may be unable to manufacture the drive or library. This could cause us to delay or cancel shipments, which would adversely affect our results of operations.

     In addition, by relying on sole-source suppliers, we may see a reduction in our level of control over many component items, including:

     -  delivering components on schedule;

     -  manufacturing a high number of components for delivery;

     - maintaining the highest possible quality when manufacturing the components; and

     -  managing the costs of manufacturing the components.

     Hitachi is one of our primary sole source suppliers. They supply us with many key components for our M2(TM) and Eliant(TM)820 tape drives. We have contracts with Hitachi to develop, manufacture and supply these components. However, the contracts do not necessarily guarantee that the components will be continuously supplied to us at a reasonable cost. Additionally, if Hitachi makes an error in manufacturing a component, we may be unable to incorporate the components into our drives. If any of these or other problems arise, we may experience difficulties manufacturing our M2(TM) or Eliant(TM)820 tape drives, or developing and successfully introducing our future MammothTape(TM) tape drives. Any material issues that may arise with Hitachi could adversely affect our sales and therefore our results of operations.

     3.18 WE RELY ON THIRD PARTY MANUFACTURERS, WHICH MAY WEAKEN OUR INTELLECTUAL PROPERTY PROTECTION, CREATE A RELIANCE ON THE MANUFACTURERS TO PRODUCE OUR PRODUCTS, OR EXPOSE US TO MARKET RISKS ASSOCIATED WITH FOREIGN MANUFACTURERS.

     We rely on a number of third party manufacturers for various stages of our manufacturing process, particularly the early stages. This practice may impair our ability to establish, maintain or achieve adequate product design standards or product quality levels.

     Much of our third party manufacturing utilizes proprietary technology. To protect our proprietary information, we may extend licenses to our third party manufacturers. However, we cannot assure that our third party manufacturers will adhere to the limitations or confidentiality restrictions of their license.

     Our third party manufacturers may develop processes related to manufacturing our products independently or jointly with us. This would increase our reliance on these manufacturers or may require us to obtain a license from them. We may be unable to obtain a license on terms acceptable to us, if at all.

                                       1-37

                                                                     CHAPTER ONE

     Many of our third party contracts are with manufacturers outside the United States. In addition to typical market risks associated with utilizing third party manufacturers, contracting with foreign manufacturers subjects us to additional exposures, including:

     -  political instability;

     -  currency controls and fluctuations;

     -  tariffs, customs and other duties;

     -  reduced intellectual property protections; and

     - import controls, trade barriers and other trade restrictions and regulations.

     Additionally, U.S. federal and state agency restrictions imposed by the Buy American Act or the Trade Agreement Act may apply to our products manufactured outside the United States.

     3.19 WE MAY BE UNABLE TO INCREASE OUR PRODUCTION TO MEET SUDDEN, UNEXPECTED DEMANDS BY OEM CUSTOMERS.

     OEM demand for our M2(TM) or Ecrix's VXA(R)-1 tape drives could increase suddenly. We, our suppliers, and our third party manufacturers may be limited in our ability to meet a sudden significant increase in demand due to limitations in manufacturing capacity and long lead times to acquire certain parts. If our suppliers and third party manufacturers are not able to meet the increased demand, our inability to fulfill our customers' orders could adversely affect our results of operations.

     3.20 THE STORAGE BACKUP MARKET IS VERY COMPETITIVE AND MAY CAUSE US TO DECREASE OUR PRODUCT PRICING OR AFFECT OUR PRODUCT SALES.

     The tape storage market is highly competitive and subject to rapid technological changes. We currently expect competition to increase. The tape storage market has experienced a number of consolidations, thereby increasing our competitive pressures. Competitive pressures impact us in many ways, including:

     Price Erosion. Price erosion of our products has occurred in the past and is likely to occur again in the future.

     Loss of Market Share. We have lost market share to competitors in the past. We may lose additional market share in the future.

     Additionally, some of our competitors have financial, technical, manufacturing and marketing resources that are much greater than our own. These competitors may devote their superior resources to aggressively developing and marketing their own storage technologies. These technologies may be equivalent or superior to our own technologies, or may render some of our products non-competitive or obsolete. In order to compete under these pressures, we must adapt our technologies to these changes in an efficient, cost-effective manner.

     Our M2(TM) and Ecrix's VXA(R)-1 tape drive faces significant competition from current and announced tape drive products offered by Quantum, Tandberg, Sony and the LTO(TM) Consortium (IBM, Hewlett Packard and Seagate). The specifications of some of the announced drives show greater data capacities and transfer rates than M2(TM), VXA(R)-1 & VXA(R)-2.

     Our other tape drives and automated tape libraries face competition from companies offering 8mm, half-inch, 4mm and mini-cartridge products. Significant competition may also develop from companies offering erasable and non-erasable optical disks, as well as other technologies.

                                       1-38

                                                                     CHAPTER ONE

     3.21 WE RELY ON THE SALES TO A SMALL NUMBER OF CUSTOMERS FOR A LARGE PORTION OF OUR OVERALL SALES.

     The following chart expresses the sales percentages of Exabyte's three largest customers for the six months ended June 30, 2001:

    Ingram Micro                        16%
    IBM                                 11%
    Tech Data                           10%
                                        ---
                                        37%

     We have customers who are also competitors, including IBM with their LTO(TM) Ultrium(TM) tape drive.

     We do not require minimum purchase obligations from our customers. They may also cancel or reschedule orders at any time, prior to shipment, without significant penalty. Losing one or more key customers would adversely affect our results of operations. A key customer canceling orders or decreasing the volume in orders would adversely affect our results of operations. Contractually, our reseller customers may return a portion of their Exabyte product inventory as part of their stock rotation rights, but must issue a simultaneous offsetting purchase order.

     In the past, we have experienced delays in receiving purchase orders and, on occasion, anticipated orders have either not materialized or been rescheduled because of changes in customer requirements. These types of changes from our key customers may cause our revenue to change significantly from quarter to quarter. If the change involves higher-margin products, then the impact is greater on the results of operations.

     Our product sales depend heavily on OEM qualification, adoption and integration. Many reseller and smaller OEM customers delay their orders until key OEMs adopt and integrate our products. Our competitive position and results of operations may be significantly harmed if a key OEM failed to adopt and integrate our products.

     We have announced adoption of M2(TM) by several OEM customers, but our success depends on additional OEMs adopting M2(TM).

     3.22 WE RELY ON THE INFORMATION TECHNOLOGY MARKETS FOR WORKSTATIONS, MID-RANGE COMPUTER SYSTEMS AND NETWORK SYSTEMS TO CREATE DEMAND FOR OUR PRODUCTS. ANY SLOWING OF THESE MARKETS WOULD ADVERSELY AFFECT SALES OF OUR PRODUCTS.

     Our product demand depends substantially on the purchases and use of work stations, mid-range computer systems and network servers. These markets tend to be volatile and subject to market shifts, which we may be unable to determine in advance. A slowdown in the demand for these types of products has in the past and could continue to materially affect our business. Any demand weakness affecting sales in the reseller channel, which generally represents higher margin sales, could have a greater impact on our results of operations.

     Rapid business and product transitions could create a strain on our resources. We are experiencing a period of rapid business and product transition. We must address the complexities of developing, manufacturing and servicing multiple products. Our products incorporate several different technologies and are sold through multiple marketing channels.

     Dealing with this transition has placed a significant strain on our management, operational and financial resources. We will probably continue to see a strain on our management, operational and financial resources because of these transitional issues. We must continually implement and improve our operational, financial and information systems to manage our business transition. We must also effectively and efficiently train and manage our employees.

                                       1-39

                                                                     CHAPTER ONE

     We sometimes base our market demand decisions on market demand forecast reports, which may or may not be accurate. This may create insufficient or excessive inventories and disproportionate overhead expenses. Particularly, short order lead-times of reseller sales limit our ability to forecast.

     3.23 THIRD PARTIES MAY BRING CLAIMS AGAINST US FOR MONETARY DAMAGES SUFFERED AS A RESULT OF OUR PRODUCTS FAILING TO BACKUP OR RESTORE DATA. THESE MONETARY DAMAGES COULD BE SIGNIFICANT.

     Our products provide end users the ability to backup their data. If the tape backup fails, the end user could suffer a significant loss of operations. We carry error and omission liability insurance coverage to protect us from the financial risks of this type of claim by our end users. However, if a claim exceeded our insurance coverage, it could adversely impact our operating results. The failure of our products to properly back up an end user's data could also create a loss of confidence in our products and adversely impact the sale of current and future products.

     3.24 WE MAY LOSE OUR ENTIRE INVESTMENT IN CREEKPATH SHOULD THEY FAIL TO SUCCEED OR IF THE MARKET IN WHICH CREEKPATH PARTICIPATES CANNOT SUSTAIN CREEKPATH'S GROWTH.

     In December 1999, we formed a wholly-owned subsidiary, CreekPath Systems, Inc., to leverage our investments and expertise in SANs, Fibre Channel and Java-based software for storage resource management. In December 2000 and January 2001, in order for CreekPath to utilize outside financing, rather than our own capital, CreekPath completed a $17 million convertible preferred stock financing. As a result of that financing, as of June 30, 2001, we held approximately 33% of the voting capital stock. See Notes to Consolidated Financial Statements.

     To date, we have invested approximately $5.4 million in CreekPath. Because of losses in CreekPath's financial results, we expensed our remaining $343,000 of carrying value during the first quarter of 2001, and at June 30, 2001 the carrying value on our books was $0.

     Our shares of CreekPath capital stock are not registered under the Securities Act of 1933. Furthermore, we are contractually limited in our ability to sell them to a third party. As a result, even if CreekPath is successful, we may be unable to liquidate our investment. Furthermore, the value of our interest in CreekPath depends on its success, which in turn is subject to a number of risks, including, the following:

     -  CreekPath has limited operating and financial history;

     - CreekPath may require additional outside financing, which it may not be able to obtain;

     - the storage service provider (SSP) market in which CreekPath competes is new and may not grow or be sustainable;

     -  CreekPath has never been profitable and may never become profitable;

     - CreekPath has fixed expenses, and expects to continue incurring significant expenses;

     - CreekPath may suffer damage from disasters or other unanticipated problems at its data center partners;

     - a breach of security would cause harm to CreekPath's reputation and results of operations;

     - CreekPath's services can be affected by errors or defects in the infrastructure and technology for the services;

     -  CreekPath faces direct and indirect competition;

     - CreekPath's success depends in part on developing strategic alliances with key Internet data centers and others;

     - Changing or new standards or technology may render CreekPath's services obsolete;

                                       1-40

                                                                     CHAPTER ONE

     - CreekPath's success depends on hiring qualified employees in sales and other areas; and

     - CreekPath anticipates consolidations of the SSP market which may cause a decline in fees.

     When CreekPath began operating as a wholly-owned subsidiary, we provided them with certain intellectual property pertaining specifically to its operations. The valuation of CreekPath depends, in part, on its ownership of this intellectual property. See Risk Factor 3.30 below.

     3.25 THE LABOR MARKET IN THE HIGH TECHNOLOGY INDUSTRY AND BOULDER, COLORADO IS COMPETITIVE AND WE MAY HAVE DIFFICULTY RECRUITING OR KEEPING KEY, QUALIFIED EMPLOYEES.

     We compete for qualified employees with other high technology companies and other employers in Colorado. Competition for employees is based upon, among other factors, base salary, stock-based compensation, ownership investment and high turnover rates in technology and other companies generally. As a result, we may lose or fail to recruit needed employees.

     Losing or failing to recruit a key employee could:

     -  delay product development schedules;

     -  interrupt team continuity;

     - result in losing proprietary information to competitors or other third parties;

     -  increase our administrative costs; and

     -  adversely affect our results of operations.

     We have lost key employees and applicants for key positions to our competitors (including to local start-up companies) and other companies. We expect to lose key employees in the future, despite implementing incentive programs designed to retain and recruit employees.

     3.26 FACTORS SUCH AS VARIATIONS IN OUR QUARTERLY RESULTS OF OPERATIONS, PROGRESS IN ADDRESSING ISSUES WITH PRODUCING OUR M2(TM) TAPE DRIVES AND COMPETITIVE PRESS ANNOUNCEMENTS MAY CAUSE OUR STOCK PRICE TO FLUCTUATE.

     The price and value of high technology stock fluctuates greatly. Many high technology companies experience drastic changes in market price and volume, often unrelated or disproportionate to the company's operating performances. Our stock has experienced these wide fluctuations, and they will likely continue in the future. We believe the reasons for fluctuations include:

     -  overall economic and market conditions;

     -  quarterly variations in operating results;

     - progress or lack of progress in developing our M2(TM) and follow-on tape drives;

     - announcements of technological innovations or new products by us or our competitors; and

     -  CreekPath's performance and perceived valuation.

     The market value of our stock has dramatically fluctuated in the past and is likely to fluctuate in the future, particularly when the expectations of investors and market analysts fall below or above their outlook. Our results of operations in the past have been both below and above investor's and market analyst's expectations. Any deviation had and could again have an immediate and significant negative impact on the market price of our stock.

                                       1-41

                                                                     CHAPTER ONE

     Factors that could have an immediate and significant negative impact on the market price of our common stock include:

     -  fluctuating conditions in the computer market;

     -  liquidity issues;

     -  disclosing our business prospects assessment; and

     -  our competitors announcing new products.

     3.27 FACTORS SUCH AS ECONOMIC CONDITIONS, INDUSTRY OR MARKET SHIFTS, OR PRODUCT PRICE EROSION MAY CAUSE OUR QUARTERLY RESULTS OF OPERATIONS TO FLUCTUATE.

     Our future operating results may fluctuate from quarter to quarter for various reasons. For example, the markets we serve are subject to substantial market shifts. We may be unable to determine these market shifts in advance, or adequately respond to them.

     In addition, our operations and revenues experience substantial fluctuations from period to period because of a number of factors, including:

     -  general economic conditions affecting our customers' orders

     -  delays in product or service introductions;

     -  industry shifts; and

     -  product price erosion.

     3.28 SEC AND FASB INTERPRETATIONS MAY CAUSE US TO RESTATE HOW WE REPORT OUR EARNINGS.

     During the last several years the Securities and Exchange Commission and Financial Accounting Standards Board, have issued a number of new accounting rule interpretations. These interpretations have addressed such topics as:

     -  revenue recognition;

     -  accounting for stock options and stock-based compensation; and

     -  accounting for derivatives or hedging instruments.

     These interpretations have dramatically impacted some companies which were forced to restate previously reported results of operations because the interpretations required changes in their previous accounting practices. In some cases, the company's stock price decreased significantly as a result.

     We continually review new interpretations as they are introduced. We believe our current accounting practices are unaffected by recent interpretations. However, if our current accounting practices conflict with any new or future interpretations we may have to restate our earnings. Exabyte recently restated its financial statements for 1999 in order to reflect a full valuation reserve for certain deferred tax assets in the second quarter of that year.

     3.29 FOREIGN TAXING AUTHORITIES MAY ASSERT THAT INTERCOMPANY TRANSACTIONS BETWEEN US AND OUR SUBSIDIARIES WERE NOT IN ACCORDANCE WITH THEIR TAX LAWS, AND THEY MAY TRY TO ASSESS MATERIAL PENALTIES AGAINST US FOR THESE ALLEGED VIOLATIONS.

     We have subsidiaries located in Scotland, The Netherlands, Germany, Singapore, Japan and Canada. Tax regulations in the United States and these foreign countries require transactions between us and our subsidiaries to take place in an arm's-length manner. The IRS and its foreign counterparts have increased their focus on this issue in recent years. Penalties arising from misapplying these laws are material. Consequently, we have performed numerous formal transfer pricing studies to ensure the documentation supporting our intercompany dealings is adequate. The IRS has audited our tax records through 1997 and
                                       1-42

                                                                     CHAPTER ONE

had not proposed any adjustments in the way we structure our arm's-length transactions. However, foreign taxing authorities could examine these same transactions and assert that we have not complied with their tax laws relating to intercompany transfer pricing. As a result, we could be required to pay potentially significant taxes and penalties.

     3.30 EVEN THOUGH WE TAKE MANY STEPS TO PROTECT OUR PROPRIETARY RIGHTS, SUCH AS FILING PATENTS AND EXECUTING NON-DISCLOSURE AGREEMENTS, OUR PROPRIETARY RIGHTS MAY NOT BE FULLY PROTECTED. ADDITIONALLY, SOMEONE MAY INFRINGE ON OUR PROPRIETARY RIGHTS, OR WE MAY INFRINGE ON SOMEONE ELSE'S PROPRIETARY RIGHTS, WHICH COULD LEAD TO COSTLY AND POTENTIALLY DAMAGING LITIGATION.

     We rely on a combination of methods to protect our proprietary rights, including:

     -  patents;

     -  trademarks;

     -  trade secret protections;

     -  non-disclosure agreements; and

     -  license agreements.

     Although we file patent applications for our products when appropriate, patents may not result from these applications, or they may not be broad enough to protect our technology. Someone may also challenge, invalidate or circumvent our patents. Sometimes other companies and individuals assert that our patents infringe their proprietary rights. Occasionally, third parties ask us to indemnify them from infringement claims. Defending these infringement claims may result in long and costly litigation, and potentially invalidate a patent.

     Although we may try to secure a license from third parties to protect our technology, we may not succeed. This may adversely affect our results of operations.

     We implement measures to protect our proprietary rights. We intend to defend ourselves against infringement claims. However, protecting these rights is sometimes difficult. Some foreign laws may not fully protect these rights.

     We design our own mechanized deck assembly incorporated in our MammothTape(TM) products. Because we did not obtain the design of this deck from a third party, we do not benefit from supplier indemnification should an infringement claim arise. Manufacturing and/or selling our MammothTape(TM) drives may infringe on someone else's proprietary rights, even though we believe we have taken appropriate measures to avoid it.

     3.31 ANY LAWSUITS BY STOCKHOLDERS, WHICH MAY ALLEGE CLAIMS SUCH AS WE FAILED TO ADEQUATELY DISCLOSE MATERIAL FACTS ASSOCIATED WITH OUR BUSINESS, COULD LEAD TO COSTLY LITIGATION OR UNFAVORABLE SETTLEMENT TERMS.

     Many companies, directors, and officers in our industry have been subjected to class action and stockholder derivative suits filed in federal and state courts. These suits generally allege that the defendants failed to adequately disclose certain risks associated with their business. Our involvement in a class action or stockholder derivative suit could materially affect our results of operations, specifically because of large legal costs incurred defending such actions. Other factors affecting our results of operations include diverting management's attention from the business to the suit, or paying a judgment or settlement arising from the suit.

     In 1993, we successfully defended a series of class action lawsuits at an immaterial cost. We believe there are no pending or threatened securities related actions against Exabyte at this time.

                                       1-43

                                                                     CHAPTER ONE

     3.32 OBTAINING SOME OF OUR PRODUCT COMPONENTS FROM FOREIGN BUSINESS, SUCH AS HITACHI AND SHINEI, EXPOSES US TO RISKS ON THE IMPORT OF OUR COMPONENTS, SUCH AS FLUCTUATING CURRENCY EXCHANGE RATES, PARTICULARLY AN ADVERSE EXCHANGE MOVEMENT OF THE U.S. DOLLAR VERSUS THE JAPANESE YEN, FOREIGN GOVERNMENT EXCHANGE CONTROL REGULATIONS OR U.S. TARIFFS AND TRADE RESTRICTION.

     Our future operating results depend on key components, products and subassemblies that are or may be manufactured in Japan, Germany, The Netherlands, China, Singapore, Indonesia, or Malaysia. Because we depend on foreign sourcing for our key components, products and subassemblies, our results of operations may be materially affected by:

     -  fluctuating currency exchange rates;

     -  Europe's conversion to the euro;

     -  foreign government regulations;

     -  foreign exchange control regulations;

     -  import/export restrictions;

     -  foreign economic instability;

     -  political instability;

     - adverse exchange movement of the U.S. dollar versus the Japanese yen or other currency; and

     - tariffs, trade barriers and other trade restrictions by the U.S. government on products or components shipped from foreign sources.

     We sometimes enter into contractual arrangements which may expose us to foreign exchange rate risks.

     3.33 FOREIGN EXCHANGE RATE FLUCTUATIONS MAY HARM OUR INTERNATIONAL SALES, WHICH REPRESENT ALMOST ONE-THIRD OF OUR TOTAL REVENUE.

     Our international sales accounted for approximately 30% of our total revenue for the first six months of 2001. Additionally, Ecrix's international sales accounted for approximately 27% of its total revenue for the first six months of fiscal year 2002. Direct international sales will probably continue to represent a significant portion of our revenue after the merger. In addition, many of our domestic customers ship a significant portion of our products to their customers in foreign countries.

     Although a very small percentage of these sales are denominated in foreign currencies, they are subject to foreign exchange rate fluctuations. This could impact our results of operations. Currency fluctuations may also affect the volume of sales denominated in U.S. dollars to overseas foreign customers because the exchange rates affect the costs of our products to foreign customers.

     3.34 REGULATIONS BY THE U.S. AND OTHER GOVERNMENTS MAY IMPACT OUR ABILITY TO TRADE WITH CERTAIN PARTIES AND/OR EXPORT OR IMPORT GOODS AND SERVICES.

     Regulations by the U.S. or foreign governments may obligate us to obtain licenses, pay fees and/or taxes, or otherwise delay or increase the costs of international transactions. These regulations may include without limitation:

     - U.S. government sanctions that prohibit trade with certain parties that may include our customers and suppliers;

     - U.S. and other government restrictions on the export or import of certain technologies (including our products and materials necessary for our products), for reasons that may include national security, foreign policy, short supply, environmental or other national or international concerns;

                                       1-44

                                                                     CHAPTER ONE

     - U.S. and other government tariffs (e.g., duties) or non-tariff barriers (e.g., quotas or other restrictions) that may restrict or prohibit cross border transactions, including fund transfers and commodity exports and imports; and

     - U.S. and other government restrictions or taxes on currency transfers and currency conversion that may impact our ability to receive or make payments, make investments, etc.

     3.35 SOME OF OUR SUBSIDIARIES OPERATE IN FOREIGN COUNTRIES. THIS COULD EXPOSE US TO RISKS, SUCH AS ADVERSE FOREIGN EXCHANGE RATE FLUCTUATIONS OR AN INABILITY TO ENFORCE OUR LEGAL RIGHTS IN THOSE COUNTRIES.

     Our subsidiaries in The Netherlands, Germany, Japan, Canada and Singapore operate under their respective local currencies. Consequently, foreign exchange rates between the U.S. dollar and the local currency affect any amounts paid or owed to a subsidiary. These subsidiaries also operate under their respective local law. This may complicate enforcing our legal rights in these countries.

     Several factors may increase our subsidiary costs and affect our results of operations, including:

     -  fluctuating currency exchange rates;

     -  foreign government regulations;

     -  difficulties in collecting international accounts receivable; and

     -  difficulties in enforcing intellectual property rights.

     3.36 WE HAVE TAKEN MEASURES TO DETER A HOSTILE TAKEOVER OR ADVERSE CHANGE IN CONTROL, INCLUDING ADOPTING A SHAREHOLDER RIGHTS PLAN.

     We have taken a number of actions which may deter a hostile takeover or delay or prevent a change in control, even one that could result in a premium payment to the stockholders for their shares or that might otherwise benefit the stockholders.

     We have adopted a stockholder rights plan that may substantially dilute the stock ownership position of a person attempting to acquire Exabyte on terms our Board of Directors does not approve. In addition, our restated certificate of incorporation and by-laws contain provisions which may delay or prevent a change in control. These provisions include:

     -  classifying the Board into three classes;

     - authorizing the Board to issue preferred stock without stockholder approval,

     - authorizing the Board to determine voting rights and other provisions of the preferred stock;

     - requiring stockholders actions take place at a meeting of stockholders and not by written consent;

     - requiring advance notice of stockholder proposals and director nominations;

     - providing that only the Board may increase the authorized number of directors; and

     - requiring that special stockholder meetings may be called only by the Chairman of the Board, President or majority of directors.

     On January 26, 1996, the Compensation Committee approved, and the Board adopted, a severance compensation program ("Severance Program") giving officers and other key employees severance payments if they are dismissed within eighteen months after certain changes in control occurred. The Severance Program provides for a severance payment in varying amounts, not to exceed 12 months of compensation, depending upon the time of the change in control and the position level of the terminated officer or employee.

     The Severance Program further allows, in certain circumstances, accelerating the vesting of outstanding and unexercised stock options held by the officer or employee.
                                       1-45

                                                                     CHAPTER ONE

     3.37 WE RELY ON OUR IT SYSTEMS TO OPERATE OUR BUSINESSES. THERE ARE SIGNIFICANT COSTS ASSOCIATED WITH UPGRADING AND MAINTAINING OUR IT SYSTEMS.

     We rely on certain information technology (IT) systems and resources to operate our critical business processes, including:

     -  engineering design process;

     -  manufacturing and services;

     - sales orders, shipping, customer information, technical support and other sales related processes;

     -  financial activities, including general ledger and budget reporting; and

     -  general day-to-day activities.

     We are currently transitioning most of our IT functions to newer generation IT systems. To date Exabyte has spent approximately $1.5 million in license and service fees related to the acquisition and implementation of new systems. We currently expect to invest significant financial and other resources to upgrade certain existing IT functions that will not be addressed by our new systems. We may not be able to successfully implement new IT systems. If the new systems can not be properly implemented, we expect to incur significant additional expenses to upgrade and improve all of our existing IT functions. The failure or interruption in service of any of the IT systems supporting these functions could significantly impact our business operations.

                CAUTIONARY NOTE ABOUT FORWARD-LOOKING STATEMENTS

     The Securities and Exchange Commission encourages companies to disclose forward-looking information so that investors can better understand a company's future prospects when making an investment decision. Such forward-looking information is provided a safe harbor from liability under the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. This document includes statements within the meaning of these safe harbor provisions. Words such as "believes," "anticipates," "expects," "intends," "plans," "may," "could" and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. Forward-looking statements made in this document include, for example, those regarding:

     -  improved liquidity

     -  operating efficiencies

     -  enhanced product offerings

     -  likelihood of closing the merger

     -  increased revenues

     The actual results that Exabyte achieves independently or as a result of the merger may differ materially from such forward-looking statements due to risks and uncertainties related to liquidity, equity and financing arrangements, media dependence, product development, market demand, management of business and product transitions and other such risks as noted under "Risk Factors." Many of these risks cannot be controlled by us or Ecrix. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this document might not occur.

                                       1-46

                                                                     CHAPTER TWO

            CHAPTER TWO -- INFORMATION ABOUT THE STOCKHOLDER MEETING

      ACTION BY ECRIX STOCKHOLDERS BY WRITTEN CONSENT IN LIEU OF A MEETING

     Approval of the merger by Ecrix stockholders requires the affirmative vote of at least:

     - a majority of the outstanding shares of Ecrix common stock and all series of preferred stock voting together as a single class,

     - two-thirds of all shares of all series of preferred stock voting together as a single class, and

     - two-thirds of the shares of Ecrix's series D-1 preferred stock, voting as a separate class.


     As of August 31, 2001, Ecrix's executive officers, directors and their affiliates had the power to vote approximately 73.9% of the outstanding shares of Ecrix common stock and the outstanding shares of Ecrix preferred stock, as a single class, 77.5% of the shares of Ecrix preferred stock, voting together as a single class, and 84.45% of the shares of Ecrix's series D-1 preferred stock, voting as a separate class. During the deliberations leading to the approval of the merger agreement by the Board, these persons indicated their intention to vote for the merger, although no contract or arrangement obligates them to do so. Effective as of the date that the registration statement of which this proxy statement/prospectus is a part is declared effective by the Securities and Exchange Commission and based on the foregoing, Ecrix expects that holders of an amount of its capital stock sufficient to approve the merger and waive the series D-1 preferred stock liquidation rights, will sign written consents approving and adopting the merger agreement, approving the merger and granting that waiver. The waiver by the holders of Series D-1 preferred stock is necessary because Ecrix's certificate of incorporation provides that any action adversely affecting the rights, preferences and privileges of any series of Ecrix preferred stock requires the consent of two-thirds of such series. Ecrix expects that holders of its Series D-1 preferred stock will waive their right to receive their full liquidation preference as a result of the merger. If for any reason, Ecrix does not obtain written consents as described above, Ecrix will solicit the written consents of certain additional stockholders. As a result, we are not asking any Ecrix stockholder for a proxy and we ask that no Ecrix stockholder send us a proxy.


                          THE EXABYTE SPECIAL MEETING

DATE, TIME AND PLACE OF THE EXABYTE SPECIAL MEETING


     The Exabyte special meeting of stockholders will be held at our corporate headquarters at 1685 38th St., Boulder, CO 80301 at 9:00 a.m., Mountain Time on November 9, 2001.


PURPOSE OF THE MEETING

     The purpose of the meeting is to vote on the following items:

     - Proposal 1: approval of the merger, including the related issuance of Exabyte common stock and Exabyte preferred stock, described under the General section of Chapter Three "The Merger Transactions" beginning on page 3-1;

     - Proposals 2A and 2B: approval of two separate amendments of Exabyte's restated certificate of incorporation, one to increase the authorized common stock and the second to increase the authorized preferred stock, described in Chapter Seven "Additional Exabyte Meeting Proposals" beginning on page 7-1; and

     - Proposal 3: approval of the amendment of Exabyte's restated certificate of incorporation to effect a reverse split of Exabyte's outstanding common stock, described in Chapter Seven "Additional Exabyte Meeting Proposals" beginning on page 7-1.

                                       2-1

                                                                     CHAPTER TWO

     Approval of Proposal 2A regarding the authorized common stock or Proposal 3 is necessary for completion of the merger because the number of outstanding shares of Exabyte, shares of common stock issuable in the merger and shares reserved for issuance upon the conversion rights and for use in employee plans will exceed the currently authorized shares. Proposal 3 may also be necessary for the merger because the shares of Exabyte common stock are currently traded below the minimum bid requirement for continued listing on Nasdaq National Market ($1.00 per share) and because the merger agreement contains a condition that the common stock be listed on the Nasdaq National Market. Approval of Proposal 2B regarding the authorized preferred stock is not necessary for Exabyte to complete the merger. Approval of the merger under Proposal 1 is not a condition for the approval of Proposals 2A or 2B or Proposal 3.

RECORD DATE


     The Exabyte board of directors has fixed the close of business on October 8, 2001 as the record date for the purpose of determining stockholders entitled to notice of and to vote at the special meeting.


VOTING RIGHTS


     Only holders of record of Exabyte common stock and Exabyte Series G preferred stock at the close of business on the record date are entitled to notice of and to vote at the meeting. As of the close of business on the record date, there were 23,287,184 shares of Exabyte common stock outstanding and entitled to vote, held of record by approximately 507 stockholders. Our Series G preferred stock votes together with the common stock on an as-converted basis. As of the date of this document, the outstanding shares of Series G preferred stock were convertible into 1,250,000 shares of common stock, representing 5.1% of the total voting power at the special meeting. All of the Series G preferred stock are held by one holder.


QUORUM

     The presence in person or by proxy at the meeting of the holders of a majority of the shares entitled to vote will constitute a quorum, permitting the meeting to conduct its business. Proxies received but marked as abstentions and broker non-votes will be included in the calculation of the number of shares considered to be present at the meeting for quorum purposes, but not for purposes of determining approval of the proposals.

REQUIRED VOTE

     Approval of Proposal 1 will require the affirmative vote of the holders of a majority of the shares of Exabyte common stock and Exabyte Series G preferred stock, voting together as a single class, that are entitled to vote and that are present in person or by proxy at the special meeting.

     Approval of Proposal 2A regarding the authorized common stock will require the affirmative vote of (1) the holders of a majority of the shares of outstanding common stock and Series G preferred stock, voting together as a single class, entitled to vote and (2) the holders of a majority of the shares of outstanding common stock, voting separately as a single class, entitled to vote.

     Approval of Proposal 2B regarding the authorized preferred stock will require the affirmative vote of (1) the holders of a majority of the shares of outstanding common stock and Series G preferred stock, voting together as a single class, entitled to vote, and (2) the holders of a majority of shares of outstanding Series G preferred stock, voting separately as a class, entitled to vote.

     Approval of Proposal 3 will require the affirmative vote of the holders of a majority of the shares of outstanding common stock and Series G preferred stock, voting together as a single class, entitled to vote. Abstentions and broker non-votes will be counted toward a quorum for the meeting.

                                       2-2

                                                                     CHAPTER TWO

     Abstentions will have the same effect as a negative vote with respect to each of the proposals. Broker non-votes will not be counted in determining whether Proposal 1 is approved and will have the same effect as a negative vote with respect to the other proposals. As of August 31, 2001, Exabyte directors and officers and their affiliates beneficially owned approximately 1.5% of the outstanding voting power of Exabyte.

     A "broker non-vote" occurs when a broker submits a proxy but does not vote for or against a matter. This will occur when the beneficial owner has not instructed the broker how to vote and the broker does not have the discretionary authority to vote in the absence of instructions.

SOLICITATION OF PROXIES


     Exabyte will pay the expenses of soliciting proxies for the meeting. Following the original mailing of the proxies and other soliciting materials, Exabyte or its agents may also solicit proxies in person, by telephone or by other electronic means of communication. We will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals. We may reimburse them for expenses. Exabyte has retained Georgeson Shareholder Communication Inc. to assist in the distribution of proxy materials for the special meeting of the Exabyte stockholders, the solicitation of votes at that meeting and the verification of records relating to the solicitation. Georgeson Shareholder has been paid a fee of approximately $8,000 for mailing proxy materials. Georgeson Shareholder will also receive customary fees for proxy solicitation services plus payment for additional services as requested by Exabyte and reimbursement of its out-of-pocket expenses. Following the original mailing of the proxies or other soliciting materials, Exabyte will request that brokers, custodians, nominees and other record holders of Exabyte shares forward copies of the proxy and other soliciting materials to persons for whom they hold shares. In these cases, Exabyte will reimburse the record holders for their reasonable expenses if they so request.


     The proxy accompanying this proxy statement is solicited on behalf of Exabyte's board of directors for use at the special meeting. Please complete, date and sign the accompanying proxy and promptly return it in the enclosed envelope or otherwise mail it to us. All properly signed proxies that we receive prior to the vote at the meeting that are not revoked will be voted at the meeting according to the instructions indicated on the proxies, or, if no direction is indicated, to approve all four proposals.

     A proxy may be revoked by any of the following methods:

     - a written instrument delivered to Exabyte stating that the proxy is revoked;

     - timely delivery of a later dated proxy (including an Internet or telephone vote); or

     -  attendance at the special meeting and voting in person.

     Please note that if a stockholder's shares are held of record by a broker, bank or other nominee and that stockholder wishes to vote at the Exabyte meeting, the stockholder must bring to the special meeting a letter from the broker, bank or other nominee confirming that stockholder's beneficial ownership of the shares.

     Exabyte's board of directors does not know of any matter other than Proposals 1, 2A, 2B and 3 to be presented for action at the meeting. If any other matters are properly brought before the meeting, the persons named in the proxies will have the discretion to vote on those matters in accordance with their best judgment.

     Holders of Exabyte common stock are not entitled to dissenter's rights or appraisal rights with respect to the merger or other proposals for consideration at the Exabyte special meeting.

                                       2-3

                                                                     CHAPTER TWO

     After careful consideration, the Exabyte board of directors has determined that the terms of the merger agreement and the merger are fair to, and in the best interests of, the stockholders of Exabyte and has approved the merger agreement and the merger. THE EXABYTE BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS OF EXABYTE VOTE "FOR" THE MERGER AND THE ISSUANCE OF EXABYTE COMMON STOCK AND PREFERRED STOCK IN CONJUNCTION WITH THE MERGER; "FOR" THE AMENDMENTS OF EXABYTE'S RESTATED CERTIFICATE OF INCORPORATION TO INCREASE AUTHORIZED CAPITAL STOCK; AND "FOR" THE AMENDMENT OF EXABYTE'S RESTATED CERTIFICATE OF INCORPORATION TO EFFECT A REVERSE SPLIT OF EXABYTE'S OUTSTANDING COMMON STOCK. All of the Exabyte directors who considered the merger and the issuance of Exabyte common stock and preferred stock in conjunction with the merger, and these other matters, agreed with this determination and recommendation.

                                       2-4

                                                                   CHAPTER THREE

                    CHAPTER THREE -- THE MERGER TRANSACTIONS

                                    GENERAL

     The merger agreement between Exabyte and Ecrix provides for the combination of the two companies. The combination will be accomplished by having Ecrix merge with a wholly owned subsidiary of Exabyte. All outstanding shares of Ecrix will be converted into common stock of Exabyte. The exchange ratio for common stock and each series of preferred stock of Ecrix is described in Chapter
One -- Summary as well as Section 1.8 of the merger agreement. As a result of these transactions, Ecrix will become a wholly-owned subsidiary of Exabyte and Ecrix's stockholders will become stockholders in Exabyte. Exabyte stockholders will continue to own their existing shares after the merger.


     In conjunction with the execution of the merger agreement, certain stockholders of Ecrix made a $2 million bridge loan to Exabyte of which $1.5 million was advanced upon execution of the agreement and an additional $500,000 of which was advanced on October 9, 2001. Also, at the closing of the merger, certain stockholders of Ecrix will purchase shares of Series H preferred stock of Exabyte for $9.65 million. When the merger is consummated, the outstanding principal amount of the bridge loan plus accrued interest will be applied to pay part of the purchase price for the Series H preferred stock.


     Exabyte will issue up to 10 million shares of its common stock to Ecrix stockholders in the merger (1 million shares if a maximum 1:10 reverse stock split proposed by Exabyte is effected) plus 9.65 million shares of Series H preferred stock (965,000 shares of Series H preferred stock if such maximum stock split is effected). Each share of Series H preferred stock will be convertible into one share of common stock of Exabyte. These shares of common stock issuable in the merger, together with the shares of Series H preferred stock to be purchased at the closing of the merger, will represent approximately 44.5% of the outstanding voting power of Exabyte after the merger and approximately 44.5% of Exabyte's common stock if both Series G and Series H preferred stock were converted into Exabyte common stock.


     The Boards of Directors of Exabyte and Ecrix have approved the merger agreement. You are urged to vote in favor of the merger and, in the case of Exabyte stockholders, also the issuance of common and preferred stock of Exabyte in conjunction with the merger.


                            BACKGROUND OF THE MERGER

BACKGROUND OF THE MERGER -- EXABYTE

     In 2000, Exabyte took steps to improve its operations and to return to profitability after several years of losses. These steps included outsourcing manufacturing of Exabyte's M2(TM) tape drive and a joint venture for the development of Exabyte's future generation M3(TM) tape drive. Exabyte's Board of Directors and management believed that these steps would lead to profitability in the fourth quarter of 2000, but the losses continued throughout the fiscal 2000 year. These losses together with development expenditures for new products resulted in substantial decreases in cash and in liquidity restraints. Exabyte has taken additional steps in 2001 to continue the outsourcing of manufacturing its products and to reduce expenses.

     At a regular meeting of the Board of Directors held on January 19, 2001, management presented to the Board a review of Exabyte's financial situation. This presentation included a review of historical financial performance, reasons for Exabyte's then current market position and future prospects. Management presented a number of alternative scenarios, including continuing to operate as an independent entity, restructuring its existing operations and the possibility of a sale of all or part of the operating assets of Exabyte or a business combination with an unrelated party. Management reviewed the status of liabilities and financing opportunities, including a sale of specific assets, changes to its debt financing relationships and equity financing. Management introduced Broadview International LLC, a financial advisor specializing in the technology industry. Broadview provided an overview of its experience
                                       3-1

                                                                   CHAPTER THREE

and expertise, as well as a proposal for services to be provided to Exabyte. After discussion among the Board, management and outside legal counsel to Exabyte, Holland & Hart LLP, the Board engaged Broadview for the purpose of advising and assisting in the investigation of strategic alternatives available to Exabyte.

     Exabyte then publicly announced that it was reassessing its business and investigating various strategic alternatives that could increase Exabyte's liquidity. As announced, these alternatives included one or more of the following:

     -  sale of all or part of Exabyte's operating and off-balance sheet assets;

     -  restructuring of current operations;

     -  additional equity infusion; or

     -  strategic alliance, acquisition or merger.

     Exabyte also stated that Exabyte had engaged an investment banker to assist in this process and that Exabyte would continue to explore these and other options that would provide additional capital for Exabyte's objectives and operating needs. Exabyte further announced that the report of its independent accountants on Exabyte's consolidated financial statements would contain an explanatory paragraph that, if Exabyte is unable to achieve these objectives or establish enough funds to support is operations, it could affect Exabyte's ability to continue as a going concern.

     From January 19 through August 21, 2001, the Board met frequently to review the ongoing status of Exabyte's operations (including sales activity, cost reduction plans and its liquidity situation), Exabyte's prospects as an independent entity, alternative means of improving liquidity and the possible sale of Exabyte or a business combination with another company. Parts of those meetings that directly relate to considerations undertaken by the Board in contemplation of the proposed merger with Ecrix are discussed below. Representatives of Broadview and Holland & Hart were present at these meetings (except that Broadview representatives were not present at the Board meeting on April 12, 2001).

     On January 25, 2001, the Board held a special telephone meeting to review the status of potential strategic alternatives. Management reported on its efforts to reduce certain fixed operating costs and to liquidate certain off-balance sheet assets. Representatives of Broadview reported on responses received to its initial contacts with potential acquisition or business combination parties. Of those contacted, at least five indicated some interest. Broadview then reported on its plans to contact additional parties and follow up with initial indications of interest.

     On February 1, 2001, the Board reviewed a proposal by management to restructure the organization in order to maximize value of its automation operations. Broadview reviewed results of its initial contacts with additional potential acquisition or business combination parties. In addition, discussions continued with the five parties that indicated potential interest. Broadview reported on upcoming meetings with other potentially interested parties. The Board discussed potential means of raising capital, including the potential sale of 400,000 shares of Series D preferred stock of Ecrix held by Exabyte.

     On February 8, 2001, the Board held a special telephone meeting. At that meeting, Broadview reported on the status of ongoing preliminary meetings with potential acquisition or business combination parties identified by Broadview. Among other actions taken at that time, the Board adopted an amendment to its shareholder rights plan to extend the expiration date of that plan to February 15, 2002 as well as certain additional amendments. The Board determined that retention of the plan was an effective means of providing the Board an opportunity to negotiate the best value for its stockholders with respect to any potential takeover proposal.

     At a Board meeting held on February 15, 2001, Broadview reported on the status of its ongoing discussions with potential acquisition or business combination parties identified to date. Of those parties,

                                       3-2

                                                                   CHAPTER THREE

four indicated they were not interested in continuing discussions, at least one indicated that it was not interested at that time but might be at some future point, and four others expressed some interest in engaging in discussions. Of those four interested parties, Broadview reported that discussions to date had been preliminary with all except one party, which was prepared to commence preliminary due diligence. In response to an invitation from that party, several members of Exabyte management were in the process of visiting the offices of that party.

     On March 1, 8, 15 and 22, 2001, the Board held special telephone meetings, reviewed management's steps to reduce costs and management's and Broadview's efforts, regarding the possible sale of Exabyte or, a business combination. The discussion included the status of the one party that continued to be interested in acquiring Exabyte. At some of these meetings, the Board discussed the possibility of seeking a buyer for shares of Ecrix series D preferred stock as a means to raise additional capital and other possible alternatives for cash infusions to Exabyte.

     The Board held a special meeting by telephone on April 5, 2001, at which it received an update of Exabyte's operations, including current sales activity, status of accounts payable and employee retention. At that meeting, Broadview presented a report on the results of its efforts to date. Broadview reported that only one party remained seriously interested in pursuing an acquisition of Exabyte or a business combination. The management described meetings with that party. Management also reviewed and the Board approved the issuance of preferred stock to State of Wisconsin Investment Board as a means to raise additional working capital for the company.

     A special meeting of the Exabyte Board was held by telephone on April 12, 2001. The Board discussed the first quarter results, financial projections for the year, the sale of preferred stock to the State of Wisconsin Investment Board and the status of efforts to sell Exabyte or enter into a business combination, particularly the status of the possible transaction with the one interested party.

     On May 10, 2001, the Board held a special meeting by telephone. The Board discussed the status of seeking a sale or business combination. The Board reviewed with Broadview a pending visit by William L. Marriner, President and Chief Executive Officer of Exabyte, and Stephen F. Smith, Chief Financial Officer and General Counsel of Exabyte, to the headquarters of the one party interested in a possible transaction and the materials that would be presented by these officers and Broadview to that party. The Board discussed the valuation which they anticipated to receive from that party and factors relevant to negotiations with the party. The Board also considered Exabyte's current financial situation, anticipated results of operations for the second fiscal quarter, possible financing sources, and the possibility of continuing as an independent company with the current financial liquidity restrictions.

     The Board held a special telephone meeting on May 17, 2001. The status of discussions and negotiations with the party interested in acquiring Exabyte were described. These matters included the valuation of Exabyte, the viability of a combined enterprise and the timing of any transaction.

BACKGROUND OF THE MERGER -- ECRIX

     Ecrix began operations in May 1996, when it was co-founded by Juan A. Rodriguez and Kelly J. Beavers. Ecrix was organized to develop and commercialize a new variable speed architecture (named "VXA(R)") tape drive technology. From inception through June 1999, Ecrix raised a total of approximately $42 million of equity capital from various private investors. Ecrix experienced delays in the introduction of its initial VXA(R)-1 tape drive product, and was unable to secure a major OEM customer relationship. As a result, by September 2000, Ecrix had failed to meet its internal revenue projections and had exhausted its available capital. Ecrix nevertheless perceived a significant market opportunity for its products due to the end of the product development cycle for its primary competing tape drive technology, and recognized that its success would be dependent upon securing one or more major OEM customers.

                                       3-3

                                                                   CHAPTER THREE

     On September 22, 2000, Ecrix raised an additional $20 million of equity capital through an offering of its Series D-1 preferred stock. This financing was intended to carry Ecrix through the process of securing a major OEM relationship. During the winter and spring of 2001, Ecrix focused its efforts on securing an OEM relationship with Compaq. Ecrix was advised in late April of 2001 that Compaq had determined to postpone a decision regarding the use of VXA(R)-1 drives. At that time, Ecrix had expended nearly half of the proceeds of the Series D-1 offering.

     In light of Ecrix's diminished prospects for securing a major OEM relationship and its need for additional funding, the Board on April 30, 2001 engaged William J. Almon, Sr., as the newly-appointed Chairman of the Board's Executive Committee, to review Ecrix's prospects and advise the Board regarding Ecrix's strategic alternatives, including the possible sale or liquidation of Ecrix. As compensation for this engagement, Mr. Almon subsequently received options to purchase 300,000 shares of Ecrix common stock at an exercise price of $.20 per share. In order to conserve cash, Ecrix effected a 21% headcount reduction in May 2001.

     At its April 30, 2001 meeting and at a subsequent meeting of the Board of Directors held on June 15, 2001, under the direction of Mr. Almon, the Board reviewed the possibilities of the sale of Ecrix or the licensing of its core technology to larger, more established companies in the computer peripheral business and considered the engagement of an investment banker to seek an industry partner in an acquisition or strategic relationship. Management of Ecrix was excused from portions of both of these Board meetings when the Board discussed management issues. The Board also considered the possibility of raising additional funding from new or existing investors in order to enable Ecrix to continue operating as a stand-alone entity. Mr. Almon and other members of Ecrix's management reported to the Board that their preliminary discussions with investment banks indicated that additional financing for Ecrix would be difficult to obtain and that, because a sale of Ecrix would most likely be considered dilutive to the acquiring company, it was unlikely that such a transaction could be consummated. It was also reported that a major computer manufacturer and a major drive supplier that had been contacted concerning a possible license of the VXA(R) technology had indicated little or no interest in such an arrangement. The Board also considered the possibility of a combination with another company in order to remain viable.

EVENTS LEADING TO THE SIGNING OF THE MERGER AGREEMENT

     On approximately May 28, 2001, Mr. Smith contacted by telephone Craig G. Lamborn, Chief Financial Officer of Ecrix, to initiate discussions regarding a possible transaction between the companies.

     A regular meeting of the Exabyte Board of Directors was held on June 1, 2001. The Board reviewed the status of discussions with the party interested in acquiring Exabyte and what the financial condition of the acquiring company would be after such a transaction. This meeting occurred after the annual meeting of stockholders and included many other items, including reports by officers and employees on engineering, manufacturing, service, sales and marketing and other operating matters.

     At a meeting on June 4, 2001, Mr. Smith made a presentation to Juan Rodriguez, Ecrix's Chief Executive Officer, Kelly Beavers, its President, and Messrs. Almon and Lamborn. Mr. Smith's presentation focused on the possible benefits to both companies of a business combination transaction, including Exabyte's need for a low-end product, backward read compatibility from Exabyte's products to Ecrix's products, and various other synergies, including administration, sales and marketing, technical support, elimination of overlapping offices in the United States and Europe, and future opportunities to synthesize the product development efforts and plans of each company. No terms of a possible combination of the companies were proposed or discussed.

     On June 6, 2001, Mr. Smith held a conference call with representatives of Broadview, counsel to Exabyte and other employees of Exabyte regarding financial and legal due diligence on the party interested in acquiring Exabyte and steps to be taken in the possible transaction. Further, from this date through August 16, 2001, the Board in its meetings in person or by conference call discussed the proposed
                                       3-4

                                                                   CHAPTER THREE

transaction with the party interested in acquiring Exabyte; and Exabyte conducted due diligence regarding that party, provided materials to that party to complete its due diligence of Exabyte and negotiated a near-final merger agreement with that party.

     A conference call was held on June 13, 2001, between Mr. Smith, representatives of Broadview, Exabyte employees and Holland & Hart, to review outstanding due diligence and positive and negative factors of a potential transaction with Ecrix, including Ecrix's cash position and its reliable low-end products.

     On June 15, 2001, at Mr. Almon's suggestion, Mr. Marriner and Mr. Smith attended a meeting of Ecrix's Board of Directors, at which they presented information about Exabyte and its business prospects, including its fibre channel drives, library products, and product roadmap projections, as well as its current product positions in the marketplace and sales focus. No terms of a possible combination were proposed or discussed.

     Mr. Almon and Mr. Marriner met on June 21, 2001, to explore various potential structures of a business combination transaction between the companies and Exabyte's cash needs. Also on June 21, Ecrix and Exabyte signed a mutual confidentiality agreement relating to their discussions and ongoing due diligence.

     During the weeks following Mr. Marriner's presentation to the Board, Mr. Marriner contacted Mr. Almon on several occasions to reaffirm Exabyte's interest in a possible combination and to request due diligence materials. Mr. Almon provided Mr. Marriner with a summary of Ecrix's internal financial projections and stated that Ecrix would not permit further due diligence unless and until Exabyte provided Ecrix with a proposal regarding the terms of a possible combination.


     On July 3, 2001, Mr. Rodriguez met with Mr. Marriner to discuss the merits of a merger. They also discussed possible structures of the transaction.


     On July 11, 2001, Exabyte's Board of Directors held a special meeting by telephone. The Board was informed about meetings with the management of the company interested in acquiring Exabyte and discussed matters relating to timing and valuation for such a transaction. At this meeting, management reported to the Board on its discussions with Ecrix, as well as the results of due diligence on Ecrix conducted by management and Broadview.

     Mr. Marriner and a representative of Centennial Ventures ("Centennial"), Ecrix's largest stockholder, met on July 19, 2001, to further discuss the matters previously presented to the Ecrix Board of Directors on June 15, 2001.

     On July 23, 2001, Mr. Marriner provided Mr. Almon with a "combination analysis" prepared by Broadview. This analysis, which Mr. Marriner stated had not been presented to Exabyte's Board of Directors, reflected a consideration for Ecrix of 11.0 million shares of Exabyte common stock, of which 50% would be subject to an "earn-out" arrangement based on Ecrix's revenues during the 12-month period following the proposed combination, and an incremental investment by the existing Ecrix stockholders of $2.5 million for no additional consideration. Mr. Almon indicated to Mr. Marriner that the terms reflected in the Broadview combination analysis were unacceptable to Ecrix.

     On July 27, 2001, Mr. Almon updated the Ecrix Board of Directors regarding the status of his discussions with Mr. Marriner, and the Board directed Mr. Almon, assisted by the staff of Meritage Private Equity Funds ("Meritage"), a significant investor in Ecrix, to continue discussions with Broadview to get a better understanding of the assumptions and rationale behind Broadview's analysis. The Board also discussed how the relative equity interests in Ecrix would be converted in any possible merger with Exabyte given that the implied value of the consideration to be issued by Exabyte was less than the liquidation preference of Ecrix's series D-1 preferred stock. If this liquidation preference were given effect in accordance with its terms, no holders of Ecrix stock other than the holders of the series D-1 preferred

                                       3-5

                                                                   CHAPTER THREE

stock would be entitled to any consideration for their shares in connection with the merger. The Board considered a suggestion from Meritage, the holder of 50% of the series D-1 preferred stock, that any merger consideration be allocated 80% to the series D-1 preferred stock, 10% to the junior series of preferred stock and 10% to Ecrix's common stock. No agreements or understandings on this matter were reached at this time.

     On August 1, 2001, Mr. Almon met with Mr. Marriner and a representative of Broadview to discuss valuation issues. Also attending this meeting at Mr. Almon's invitation was a representative of The Wallach Company/McDonald Investments Inc. ("McDonald"), which had been engaged by Centennial to advise Centennial regarding Ecrix's possible valuation in a business combination transaction. At this meeting, Mr. Marriner indicated that Exabyte's Board of Directors would be meeting on August 3, 2001 to consider a proposal for another business combination transaction with a third party as well as a possible equity investment transaction. Mr. Marriner stated that he would like to present a proposal for a business combination with Ecrix at the August 3 meeting, and suggested a merger transaction in which Ecrix stockholders would receive 10.0 million Exabyte common shares (with no earn-out but assuming a specified minimum net cash position for Ecrix at closing) and in which Ecrix stockholders would invest between $5.0 and $10.0 million in a newly-authorized convertible preferred stock of Exabyte. Mr. Marriner also stated that, in order for a proposed combination with Ecrix to be viewed favorably by the Exabyte Board, it would be necessary for Ecrix to extend a $2.0 million bridge loan to Exabyte upon execution of a definitive merger agreement.

     On August 2, 2001, representatives from Exabyte met in Denver with the other company to negotiate the principal terms of a merger in which Exabyte would be acquired by that company.

     Later on August 2, 2001, Mr. Almon and representatives of Meritage and Centennial met again with Mr. Marriner and a representative of Broadview. At this meeting, Mr. Almon proposed a merger of Exabyte and Ecrix on the following terms:

     - Ecrix stockholders would receive a total of 10.0 million Exabyte common shares in exchange for the outstanding preferred and common stock of Ecrix, assuming a net cash balance of $3.7 million on September 30, 2001;

     - certain Ecrix stockholders would purchase between $5.0 and $10.0 million of newly-authorized Exabyte preferred stock priced at the lesser of $1.00 per share or 120% of the average trading price of Exabyte common stock over the 30-day period prior to announcement of the transaction, which shares would rank pari passu with Exabyte's Series G preferred stock and would be convertible into Exabyte common stock on a share-for-share basis;

     - Ecrix would extend a $2.0 million bridge loan to Exabyte with $1.0 million available upon signing of the definitive merger agreement and the balance available 45 days thereafter; and

     - Ecrix stockholders would be entitled to designate three members of Exabyte's seven-member Board of Directors.

     Mr. Marriner indicated that he would present Ecrix's proposal to the Exabyte Board of Directors the following day, but that he believed that this proposal would not be viewed as superior to the alternative business combination transaction under consideration.

     On August 3, 2001, Exabyte held a regularly scheduled Board of Directors meeting. The Board received reports from members of Exabyte management concerning then current operations. Broadview then presented to the Board financial information relating to the possible merger with the other company and draft terms of a merger with Ecrix. The Board considered factors in favor of and risks associated with the other possible merger and the Ecrix proposal, including the financial viability, product development, market position and other anticipated characteristics of the entity to survive in the transaction. The Board discussed the proposed terms of the other possible merger. Officers of the other company presented its

                                       3-6

                                                                   CHAPTER THREE

plans to the Exabyte board. Broadview presented to the Board results of its due diligence review of Ecrix. The Board discussed both proposals and weighed the advantages and disadvantages of both proposals, as well as the possibility of Exabyte continuing as an independent company. The Board approved of continuing efforts toward reaching a final agreement for a merger involving the other company.

     Over the weekend of August 4-5, 2001, Mr. Marriner and Broadview's representative contacted Mr. Almon and McDonald's representative, respectively, to report that the Exabyte board had determined to proceed with negotiations regarding an alternative transaction. Mr. Marriner indicated that this alternative transaction offered more cash resources than a combination with Ecrix. Mr. Marriner requested that Ecrix stockholders invest $12.0 million in new Exabyte preferred stock at $1.20 per share, of which $5.0 million would be invested upon execution of a definitive merger agreement. In addition, Mr. Marriner proposed that 3.0 million of the 10.0 million Exabyte common shares to be issued in the combination would be subject to an earn-out.

     Mr. Almon informed the Ecrix Board of Directors of Exabyte's counter-proposal at a special telephonic meeting of the Board held on August 6, 2001. The Board instructed Mr. Almon to inform Exabyte that Ecrix was not interested in pursuing Exabyte's counter-proposal; however, the Board requested that Mr. Almon be prepared to continue discussions with Exabyte based on the substance of Ecrix's original August 2nd proposal, with the modification that the amount of incremental investment in the combined Exabyte/Ecrix entity be increased to $10.0 million from the $5.0 to $10.0 million originally proposed. Also at this meeting, Mr. Rodriguez informed the Board that Compaq had apparently reversed its earlier decision regarding the use of VXA(R)-1 tape drives and was expected to place its first order in September. The Board discussed this favorable development and its possible impact on any ongoing discussions with Exabyte.

     Immediately following the August 6th meeting, Mr. Almon relayed Ecrix's response to Mr. Marriner. Later that day Mr. Marriner contacted McDonald to schedule a meeting with Mr. Almon and representatives of Ecrix's principal stockholders to further discuss the benefits of a potential merger between the companies.

     On August 8, 2001, Mr. Marriner and Mr. Smith made a presentation to Mr. Almon and representatives of Meritage and Centennial that outlined Exabyte's business, its historical and projected financial performance, and potential operating synergies with Ecrix. Following this presentation, Mr. Marriner stated that Exabyte expected to be in a position to conclude negotiations regarding its alternative transaction by the end of the following week, and indicated a desire to reach agreement on the principal terms of a combination with Ecrix to present to Exabyte's Board of Directors prior to that time. The parties discussed the terms of a possible combination, and Mr. Almon advanced the substance of Ecrix's original proposal with an increase in the amount of incremental investment in Exabyte preferred stock to $10.0 million. The parties also discussed several refinements to Ecrix's original proposal to address concerns raised by Exabyte regarding a proposed reduction in the merger consideration in the event that Ecrix's cash balance were to fall below $3.7 million prior to closing, the requirement of "lock-up" arrangements with Ecrix stockholders following the merger, the effect of a termination of the merger agreement on the $2.0 million bridge loan and the requested security for the bridge loan. Mr. Marriner indicated that he wished to reflect on Ecrix's revised proposal.

     On August 9, 2001, Mr. Marriner contacted members of the Exabyte Board of Directors to update the Board on each of the merger proposals presented to Exabyte and discuss the outstanding issues, disadvantages and advantages of each.

     On August 10, 2001, Mr. Marriner contacted Mr. Almon to advise him that Exabyte believed that the parties were sufficiently close to an agreement to justify further negotiations. Representatives of the parties continued to discuss and refine the principal terms of the proposed combination over the next several days, including changing the bridge loan terms to make $1.5 million available at contract execution

                                       3-7

                                                                   CHAPTER THREE

and $500,000 available 45 days thereafter, and counsel for Exabyte was instructed to prepare a draft merger agreement.

     Mr. Marriner and Mr. Rodriguez met on August 13, 2001 to discuss the potential synergies in combining the two organizations and the strengths and weaknesses of each from a human resources perspective.

     On August 14, 2001, Mr. Almon contacted Mr. Marriner to request, among other things, removal of any adjustment to the merger consideration based on Ecrix's cash levels in light of Ecrix's need to build inventories in anticipation of the new Compaq business.


     On August 15, 2001, at Ecrix's invitation, Mr. Marriner and Mr. Smith made a presentation to a larger group of Ecrix's institutional stockholders similar to the presentation given to Meritage and Centennial the previous week. Ecrix management also made a brief presentation of Ecrix's projected financial results that had been revised to reflect the Compaq business. The purpose of these presentations was to assist Ecrix in obtaining indications of interest for the required $10.0 million investment in the combined Exabyte/Ecrix entity.


     Following the investor presentations, a meeting of the Ecrix Board of Directors was convened on the afternoon of August 15, 2001 to consider the proposed merger terms that had been negotiated by the parties' representatives. The Board discussed the recent developments related to Compaq and reviewed the status of Ecrix's efforts to transition its outsourced product manufacturing relationship to a new manufacturing partner. Management was excused from the meeting and the Board then considered at length whether the positive effects of the Compaq relationship were sufficient to justify rejecting the proposed combination with Exabyte and continuing as a stand-alone entity. The Board reviewed Ecrix's projected cash position and concluded that Ecrix would be required to raise additional financing in order to service the Compaq business and aggressively pursue other OEM relationships on a stand-alone basis. Meritage's representative on the Board advised the other directors that no external financing was likely to be available to Ecrix on reasonable terms given current market conditions, and that any additional financing would therefore have to be provided by Ecrix's existing investor base. Centennial's representative advised the Board that it would not commit any additional funding to Ecrix as a stand-alone entity and indicated his belief that other long-standing investors had similar views. The Board acknowledged that Ecrix's financial and operating position was further complicated by its need to secure a new manufacturing partner for its tape drives due to the closure of the manufacturing facility utilized by its existing manufacturing partner.

     When management returned to the Ecrix Board meeting, Mr. Rodriguez expressed concern about the $2.0 million bridge loan required by Exabyte in light of Ecrix's cash position, the length of time required to close the merger and the need to obtain the consent of Ecrix's bank lender. The Board acknowledged the risk to Ecrix resulting from such a substantial cash outflow. As an alternative to this proposed loan by Ecrix, Meritage's representative on the Board advised that Meritage, Centennial and Mr. Almon were prepared to extend the required bridge loan to Exabyte in lieu of Ecrix on the condition that, in the event that the merger agreement were terminated, the lenders would have the ability to put the bridge loan to Ecrix in exchange for shares of newly-authorized preferred stock of Ecrix convertible into common stock at $.20 per share. The members of the Board determined that the benefit to Ecrix from a cash conservation standpoint outweighed the potential dilution associated with the put arrangement, and accepted this proposal. The Board determined to adjourn the meeting until the following morning in order to get a more accurate assessment of investor interest in the proposed $10.0 million incremental investment in the combined entity.

     When the Ecrix Board of Directors meeting reconvened on the morning of August 16, Mr. Almon reported to the Board that, based on preliminary indications of interest received to date, Ecrix stockholders were prepared to commit an aggregate of $9.2 million to the combined Exabyte/Ecrix entity. On a 5-to-2 vote (with Messrs. Rodriguez and Beavers dissenting), but with one other director absent, the Board then
                                       3-8
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                                                                   CHAPTER THREE

approved the terms of the proposed combination with Exabyte, subject to modification of the bridge loan arrangement and reduction of the commitment for incremental investment to $9.2 million and further subject to negotiation of satisfactory definitive documentation. The Board concluded (with Messrs. Rodriguez and Beavers dissenting) that, in light of the substantial operating and financial challenges facing Ecrix, a combination with Exabyte was preferable to continuing as a stand-alone entity.

     Mr. Rodriguez then communicated the Board's approval to Mr. Marriner, and indicated that the Ecrix Board expected Exabyte's acceptance of the revised proposal within 24 hours.

     On August 16, 2001, Exabyte's Board of Directors held a telephone conference call to discuss the terms of the merger proposed by Ecrix, as well as the merger with another party which would acquire Exabyte. The Board agreed that the merger terms proposed by Ecrix were in line with their expectations and unanimously approved proceeding forward with the proposed merger with Ecrix, including the negotiation of definitive agreements for the transaction. The Board also discussed informing the other party of the Board's decision, which Mr. Marriner and Mr. Smith did that evening.

     Mr. Marriner thereafter communicated Exabyte's concurrence on the revised proposal the following day and indicated that Exabyte had deferred the execution of an agreement regarding its alternative combination transaction until the following week in order to enable a definitive merger agreement with Ecrix to be completed.

     From August 16 to August 22, 2001, representatives of Exabyte and Ecrix management, as well as representatives of the bridge lenders and investors, together with Holland & Hart and Bartlit Beck Herman Palenchar & Scott, counsel to Ecrix, drafted and negotiated a definitive agreement and plan of merger, as well as documents related to the bridge loan and proposed sale of Exabyte Series H preferred stock. At the same time, management, as well as legal counsel and financial advisors for each of the companies, completed their due diligence review of the other party.

     On August 17, 2001, McDonald was retained by Ecrix to render an opinion on the fairness of the consideration to be received by stockholders of Ecrix in the proposed merger from a financial point of view. McDonald previously acted as Ecrix's financial advisor in connection with a private placement in 1999 and had advised Centennial regarding strategic alternatives for its equity position in Ecrix.

     The Ecrix Board of Directors met on August 20, 2001 to discuss the status of the proposed transaction with Exabyte. The directors reviewed with management, representatives of Meritage and Bartlit Beck Herman Palenchar & Scott the merger documentation and the progress of the negotiations with Exabyte, including open issues related to the scope of representations to be made by Exabyte, the definition of events that would give either party the right to terminate the merger, the sharing of merger expenses and the payment of certain transaction costs by Exabyte. The Board authorized Ecrix's management and counsel to resolve the remaining issues and report back to the Board.

     On August 21, 2001 the Ecrix Board reconvened to consider the progress of the negotiations since the adjournment of the prior day's meeting. The directors reviewed with management, representatives of Meritage and counsel the resolution of the remaining open issues in the merger documentation, and the Board gave directions for the completion of the agreements. In the course of reviewing the merger documentation with Bartlit Beck Herman Palenchar & Scott, the Board reviewed again Ecrix's strategic alternatives and the due diligence investigation of Exabyte that had been undertaken at the Board's direction. The Board also received the oral opinion of McDonald, which was subsequently confirmed in writing, that, as of the date of its opinion and subject to the assumptions, qualifications and limitations set forth in its written opinion, the proposed merger was fair, from a financial point of view, to Ecrix. By a unanimous vote, including Messrs. Rodriguez and Beavers, but with one other director absent, the Board thereafter approved the merger agreement with Exabyte.

     At a special meeting held on August 21, 2001, the Board of Directors of Exabyte considered the proposed merger with Ecrix. Broadview presented to the Board its analyses of the transaction and delivered
                                       3-9
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                                                                   CHAPTER THREE

to the Board its oral opinion, which was later confirmed in writing, that, as of August 21, 2001, the consideration to be received by Exabyte in the merger (including the bridge loan and proceeds from the sale of 9.4 million shares of the Series H preferred stock at $1.00 per share as required by the merger agreement) was fair, from a financial point of view, to Exabyte. Counsel then reviewed the terms of the near-final drafts of merger agreement and related documents. The Board reviewed the factors which it had previously considered with respect to the transaction with Ecrix, the competing transaction and the alternative of continuing without the merger. After discussion, the Board unanimously approved the merger, the bridge loan, the sale of the Series H preferred stock and authorized the execution of each of the definitive agreements related to these transactions.

     Based on the closing price of Exabyte's shares on the Nasdaq National Market on August 22, 2001, the total consideration to be issued to Ecrix stockholders in exchange for their shares of Ecrix capital stock as a result of the merger had a value of approximately $7.3 million.

     Early on August 23, 2001, Ecrix and Exabyte executed the Agreement and Plan of Merger and bridge loan documents. On August 23, 2001, the bridge lenders advanced the initial amount of the bridge loan, and Exabyte and Ecrix issued a press release publicly announcing the merger.

     On September 18, 2001, after discussions earlier in that month, Juan A. Rodriguez expressed interest in purchasing 250,000 shares of Series H preferred stock at $1.00 per share on the same terms as investors specified in the merger agreement. On September 19, 2001, the Board of Directors of Exabyte met and approved the sale of these shares to Mr. Rodriguez. At that meeting, the Exabyte Board also determined that a revised fairness opinion to take into account the sale of these additional shares of Series H Preferred Stock was unnecessary because the proposed sale of shares to Mr. Rodriguez involves a new transaction after Exabyte's having entered into the merger agreement, the number of shares is not significant overall, and the addition of cash through the sale of these shares is a positive development. On September 20, 2001, Exabyte and Mr. Rodriguez entered into a letter agreement stating that he would purchase $250,000 of shares of Series H preferred stock on generally the same terms as stated for investors in the merger agreement.

                        EXABYTE'S REASONS FOR THE MERGER

     As discussed above, the Exabyte Board spent a considerable amount of time identifying and analyzing Exabyte's prospects and alternatives for improving its market position and providing cash to operate and grow Exabyte's business, including a sale of Exabyte. Without capital from outside sources, Exabyte may not survive as a going business. During the course of deliberations on these matters, the Exabyte Board considered a number of factors, many of which are discussed in the next section. As a result of these actions, the Exabyte Board ultimately determined that the merger with Ecrix was the best means available to maximize the value of Exabyte's stock.

     Exabyte's reasons for entering into the merger agreement, which includes a sale of Exabyte's Series H preferred stock, can be generally categorized as improving Exabyte's competitive position and enhancing liquidity and access to capital. Exabyte's Board believes that its ability to achieve either of these objectives without the merger would be significantly diminished.

IMPROVED COMPETITIVE POSITION.

     Exabyte and Ecrix's current product offerings, customer relationships and distribution channels are highly complementary. Ecrix's VXA(R) tape drive technology is a reliable, low-cost product, while Exabyte's MammothTape(TM) technology tape drive is designed for mid-range to high-end applications. Exabyte's automation products use tape drives of Exabyte and other manufacturers and generally have higher margins than its tape drive products. The combination of these technologies and product offerings is anticipated to result in a combined company with a broader range of products and technologies. As a

                                       3-10
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result, Exabyte's Board believes that Exabyte will be able to more effectively compete in the data storage industry as a result of the merger than it could do independently. Specifically, Exabyte's management and Board believes its competitive position will directly benefit from the merger with Ecrix as follows:

     - combining Ecrix's VXA(R) products with Exabyte's MammothTape(TM) products will enable the combined company to offer end users a broader line of tape drive products, thereby enabling the combined company to continue offering data storage products to end users as their data storage needs increase or otherwise change without increasing the number of technology formats;

     - for the reasons discussed above as well as others, the combined company's increased product base has the potential to expand the number and variety of size of end users interested in the combined company's product offerings. The combined company will have products that appeal to end users with smaller data storage needs than Exabyte's products currently address, and, similarly, Ecrix's products should appeal to customers who may not currently need the capacity or other features offered by Exabyte products, including those who expect to develop such needs in the future;

     - Exabyte's management believes that Exabyte's and Ecrix's products will together make Exabyte more attractive to existing and potential OEM customers than either companies' individual offerings, and that the increased size and financial strength of the combined company will improve the likelihood that OEMs attracted by their products will commit to enter into a relationship with the combined company. Recently, Compaq selected Ecrix's VXA(R)-1 for their commercial desktop and workstation product lines, and other OEMs have informally expressed interest in the combined company's products;

     - Exabyte expects that its existing reseller channels will distribute Ecrix's products, thereby resulting in increased revenues to the combined company;

     - Ecrix's VXA(R)-1 may provide an alternative to Exabyte's Mammoth tape drive, thereby accelerating Exabyte's ability to end-of-life that product and reduce associated manufacturing costs of Exabyte's German subsidiary while continuing to offer a solution to existing MammothTape(TM) users;

     - Exabyte will have the opportunity to increase sales of its library products by making available Exabyte libraries that integrate Ecrix's VXA(R) tape drive products;

     - Ecrix's engineering and management talent will enhance the operation of the combined business's operations as well as its ability to anticipate future industry trends; and

     - the combination of Exabyte's and Ecrix's existing technology together with their research and development capabilities is expected to enable the combined company to produce next-generation products more quickly than Exabyte would be able to do on its own because it can integrate functionalities of Ecrix's technology that it would otherwise have to independently develop.

ENHANCED LIQUIDITY AND ACCESS TO CAPITAL.

     Exabyte's Board believes that the merger with Ecrix and the related purchase of Series H preferred stock by certain Ecrix stockholders will provide immediate access to capital resources as well as provide opportunities to secure additional financings that the Board believes would not be available to Exabyte on its own. Specifically, Exabyte's management and Board believes its access to capital will be directly enhanced from the merger with Ecrix as follows:

     - certain investors in Ecrix have extended a bridge loan of up to $2 million to Exabyte to help fund its operations pending the closing of the merger;

                                       3-11
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                                                                   CHAPTER THREE

     - the bridge loan lenders, together with other investors in Ecrix and parties related to them, have committed to invest $9.65 million in Exabyte at the closing of the merger to help finance the operations of the combined entity;

     - at closing, it is anticipated that Ecrix will have available some cash that can be used by the combined company;

     - Exabyte and Ecrix are negotiating with lenders regarding lines of credit for the combined company,

     - Exabyte has held discussions regarding, and will seek additional strategic or financial investors in equity or debt of Exabyte prior to or after the merger. Exabyte's Board believes that interest in such an investment would be absent or dramatically reduced without the proposed merger;

     - combining the administrative and overhead costs of Exabyte and Ecrix will eliminate duplicate facilities and redundant operations, and as a result enable the combined company to operate more efficiently with less cost than either could do independently; and

     - the opportunity to reduce manufacturing costs for tape drives by integrating the manufacture of Ecrix's products into Exabyte's existing manufacturing relationships, thereby resulting in economics of scale.

FACTORS CONSIDERED BY AND RECOMMENDATION OF EXABYTE'S BOARD OF DIRECTORS

     At a meeting of the Exabyte Board of Directors held on August 21, 2001, after due consideration, the Exabyte Board unanimously:

     - determined that the merger agreement, the merger, the bridge loan, the sale of Series H preferred stock, the amendment to the shareholder rights plan, the amendment to Exabyte's certificate of incorporation and the related transactions are fair to and in the best interests of Exabyte and its stockholders, and achieve the highest value reasonably available to Exabyte stockholders;

     - approved the merger, the bridge loan, the sale of Series H preferred stock, the amendment to the shareholder rights plan, the amendment to Exabyte's certificate of incorporation and the related transactions; and

     - determined to recommend that the Exabyte stockholders approve the merger, including the issuance of Exabyte common stock in the merger, the issuance of Series H preferred stock and the shares of common stock underlying the preferred stock, and the amendment to Exabyte's certificate of incorporation. Accordingly, the Exabyte Board of Directors recommends that the Exabyte stockholders vote "FOR" the approval of each of the following proposals:

        (a)  the merger;

        (b)  the issuance of Exabyte common stock in the merger;

        (c) the issuance of Series H preferred stock and the issuance of Exabyte common stock underlying the preferred stock;

        (d) the amendment to the Exabyte certificate of incorporation to increase Exabyte's authorized shares; and

        (e)  the adoption of a reverse stock split.

     Before approving the merger and other related transactions, the Exabyte Board consulted with Exabyte's management as well as its outside legal counsel and financial advisor, and considered a number

                                       3-12
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                                                                   CHAPTER THREE

of factors, both negative and positive. The following is a list of certain material factors considered by the Exabyte Board:

     -  the reasons discussed under "Exabyte's Reasons for the Merger" above;

     - the lack of interest in a business combination with Exabyte by the 18 companies contacted by Exabyte or on its behalf except for the interest of Ecrix and one other company also engaged in the manufacture and sale of data storage tape drives;

     - the possibility, as alternatives to the merger, of pursuing a business combination with the one interested entity other than Ecrix, or continuing to operate as an independent entity;

     -  the likelihood of consummating the merger with Ecrix;

     - the likelihood of the successful integration of Ecrix and Exabyte which have similar corporate cultures, operating models and corporate governance matters and have principal offices in the same city;

     - geographic location of the combined company, which will have access to a pool of data storage talent;

     - geographic proximity of Ecrix and Exabyte, which is expected to positively impact the ability to integrate the operations, eliminate redundancies and retain employees;

     - considerable time, expense and other resources anticipated to be expended in consummating the merger and subsequently combining the operations of both companies, and the negative impact of having these resources be diverted from Exabyte's ongoing operations;

     - other, less favorable alternatives for financing Exabyte's operations, whether through the incurrence of additional debt or the issuance of additional equity;

     -  capital needs of Exabyte and of Ecrix;

     - historical financial statements of Exabyte, including financial statements for the last three fiscal years and Exabyte's financial statements for the quarter and six months ended June 30, 2001;

     - historical financial statements of Ecrix for its last three fiscal years and for the quarter ended May 31, 2001;

     - quarterly financial projections through December 31, 2002 for Exabyte prepared by Exabyte's management;

     - quarterly financial projections for Ecrix through December 31, 2002 prepared by Ecrix's management, with and without adjustments by Exabyte's management;

     -  the recent market prices of Exabyte common stock;

     - the terms of the Series H preferred stock to be issued concurrently with consummation of the merger;

     -  the addition of Ecrix investors to Exabyte's stockholder base;

     -  the votes in Exabyte to be held by Ecrix stockholders;

     - the addition of Juan A. Rodriguez, G. Jackson Tankersley and William Almon, Sr. to the Board of Directors of Exabyte following the merger;

     - the analyses and presentations of its financial advisor, Broadview, and the written opinion of Broadview that, as of August 21, 2001, and based upon and subject to the various considerations and assumptions set forth in its opinion, the consideration to be received by Exabyte's stockholders as a result of the merger is, from a financial point of view, fair;
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                                                                   CHAPTER THREE

     - the terms and conditions of the merger agreement, including without limitation the termination provisions;

     - the tax and accounting results of the merger, including that the merger will result in limitations on the ability to offset future taxable income of the combined company with Exabyte's and Ecrix's net operating losses and to use other tax carryforwards;

     -  sales opportunities and marketing efforts of Exabyte;

     -  declining sales experienced in the data storage industry generally;

     - similarities in the product development and administrative functions of the two companies,

     -  absence of a broad installed customer base for Ecrix's products;

     - uncertainty resulting from Ecrix's current shift in the manufacturer of its tape drives;

     - the potential impact of the merger on Exabyte's customers, suppliers and employees;

     - the likelihood that certain executive officers of Exabyte may continue to serve after the merger;

     - liabilities to be assumed by Exabyte following the merger, including those that may not be known prior to the merger;

     - risks associated with the long-term prospects for success of the combined companies; and

     -  other risks discussed above under "Risk Factors" in Chapter One.

     The foregoing discussion is not exhaustive of all the factors considered by the Exabyte Board. Each member of the Board may have considered different factors, or may have assigned different weight to any of the factors considered. The Exabyte Board evaluated these factors taken together and did not attempt to quantify or assign relative value to the factors considered, nor did it reach any specific conclusion with respect to each of the factors considered. The Exabyte Board conducted an overall analysis of the factors described above, after taking into account the results of extensive discussions with its legal and financial advisors, as well as Exabyte management. The Exabyte Board relied upon the expertise of its financial advisor, Broadview, for quantitative analysis of the financial terms of the merger. After consideration of all of the factors as a whole, the Exabyte Board considered them to be in favor of and to support its determination to approve the merger and the related transactions.

      OPINION OF EXABYTE'S FINANCIAL ADVISOR, BROADVIEW INTERNATIONAL, LLC

     Broadview's opinion, which describes the assumptions made, matters considered and limitations on the review undertaken by Broadview, is attached in its entirety as Appendix B to this proxy statement/ prospectus. Exabyte stockholders are urged to, and should, read the Broadview opinion carefully and in its entirety. The Broadview opinion is directed to the Exabyte board of directors and addresses only the fairness of the aggregate consideration from a financial point of view to holders of Exabyte common stock as of the date of the opinion. The Broadview opinion does not address any other aspect of the merger and other related transactions and does not constitute a recommendation to any Exabyte stockholder as to how to vote at the Exabyte special meeting. The summary of the Broadview opinion set forth in this proxy statement/prospectus, although materially complete, is qualified in its entirety by reference to the full text of such opinion.

     In connection with rendering its opinion, Broadview, among other things:

     - reviewed the terms of the Agreement and Plan of Merger in the form of the draft furnished to Broadview by Exabyte's legal counsel on August 20, 2001;

                                       3-14

                                                                   CHAPTER THREE

     - reviewed certain internal historical financial and operating data concerning Ecrix prepared and provided to Broadview by Ecrix management;

     - reviewed quarterly financial projections for Ecrix through December 31, 2002 prepared and provided to Broadview by Ecrix management as well as quarterly financial projections for Ecrix through December 31, 2002 revised by Broadview and approved by Exabyte management;

     - participated in discussions with Ecrix management and certain key stockholders concerning the operations, business strategy, financial performance and prospects for Ecrix;

     - discussed with Ecrix management its view of the strategic rationale for the merger and other related transactions;

     - compared certain aspects of the financial performance of Ecrix with public companies Broadview deemed comparable;

     - analyzed available information, both public and private, concerning other transactions Broadview believed to be comparable in whole or in part to the merger and other related transactions;

     - reviewed Exabyte's annual report on Form 10-K for the fiscal year ended December 30, 2000, including the audited financial statements included therein, and Exabyte's quarterly reports on Form 10-Q for the periods ended March 31, 2001 and June 30, 2001;

     - reviewed certain internal historical financial and operating data concerning Exabyte prepared and provided to Broadview by Exabyte management;

     - reviewed quarterly financial projections through December 31, 2002 for Exabyte prepared and provided to Broadview by Exabyte management;

     - participated in discussions with Exabyte management concerning the operations, business strategy, financial performance and prospects for Exabyte;

     - discussed with Exabyte management its view of the strategic rationale for the merger and other related transactions;

     -  reviewed recent equity analyst reports covering Exabyte;

     - reviewed the recent reported closing prices and trading activity for Exabyte Common Stock;

     - compared certain aspects of the financial performance of Exabyte with public companies Broadview deemed comparable from both a business and financial perspective;

     - analyzed the anticipated effect of the merger and other related transactions on the future financial performance of the consolidated entity;

     - assisted in negotiations and discussions related to the merger and other related transactions among Exabyte, Ecrix and their respective financial and legal advisors; and

     - conducted other financial studies, analyses and investigations, as Broadview deemed appropriate for purposes of its opinion.

     In rendering its opinion, Broadview relied, without independent verification, on the accuracy and completeness of all the financial and other information, including without limitation the representations and warranties contained in the merger agreement that was publicly available or furnished to Broadview by Ecrix or Exabyte or their respective advisors. With respect to the financial projections examined by Broadview, Broadview assumed that they were reasonably prepared and reflected the best available estimates and good faith judgments of the management of Ecrix and Exabyte, respectively, as to the future performance of Ecrix and Exabyte, respectively. Broadview also assumed that neither Exabyte nor Ecrix was currently involved in any material transaction as of the date of Broadview's opinion other than the

                                       3-15

                                                                   CHAPTER THREE

merger and other related transactions, other publicly announced transactions and those activities undertaken in the ordinary course of conducting their respective businesses.

     Broadview did not make or obtain any independent appraisal or valuation of any of Ecrix's assets. Broadview's opinion is necessarily based upon market, economic, financial and other conditions as they existed and could be evaluated as of August 21, 2001, and any changes in such conditions since that date would require a reevaluation of Broadview's opinion. Broadview did not express an opinion as to the price at which Exabyte common stock will trade at any time or as to the viability of, or prospects for, Exabyte or the combined company subsequent to the merger and other related transactions.

     The following is a brief summary of some of the sources of information and valuation methodologies employed by Broadview in rendering its opinion. These analyses were presented to the Exabyte board of directors at its meeting on August 21, 2001. This summary includes the financial analyses used by Broadview and deemed to be material, but does not purport to be a complete description of analyses performed by Broadview in arriving at its opinion. Broadview did not explicitly assign any relative weights to the various factors of analyses considered. This summary of financial analyses includes information presented in tabular format. In order to fully understand the financial analyses used by Broadview, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

PUBLIC COMPANY COMPARABLES ANALYSIS

     Broadview considered ratios of share price and market capitalization, adjusted for cash and debt when necessary, to selected historical and projected operating metrics in order to derive multiples placed on a company in a particular market segment. In order to perform this analysis, Broadview compared financial information of Ecrix with publicly available information for the companies comprising the Ecrix Public Company Comparable Index. For this analysis, as well as other analyses, Broadview examined publicly available information.

     The following table presents, as of August 21, 2001, the median multiples and the range of multiples for the Ecrix Public Company Comparable Index of total market capitalization (defined as equity market capitalization plus total debt minus cash and cash equivalents) divided by selected operating metrics:

                                        Median Multiple   Range of Multiples
TTM TMC/R                                     0.33x        0.03x -  1.04x
Projected 2001 TMC/R                          0.39x        0.03x -  1.17x
Projected 2002 TMC/R                          0.31x        0.12x -  1.17x
Projected 2002 P/E                            8.21x        2.64x - 22.26x

     The following table presents, as of August 21, 2001, the median implied values and the range of implied values of Ecrix equity, calculated by using the multiples shown above and the appropriate Ecrix operating metric:

                              Median Implied Value   Range of Implied Values
TTM TMC/R                           $ 2,824             $   86 -   $9,225
Projected 2001 TMC/R                $ 4,820             $  151 -  $14,976
Projected 2002 TMC/R                $19,790             $7,804 -  $74,916
Projected 2002 P/E                  $49,916             $16,022 - $135,306

     No company utilized in the public company comparables analysis as a comparison is identical to Ecrix. In evaluating the comparables, Broadview made numerous assumptions with respect to the storage systems and device manufacturing industry performance and general economic conditions, many of which are beyond the control of Ecrix. Mathematical analysis, such as determining the median, average or range, is not in itself a meaningful method of using comparable company data.

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TRANSACTION COMPARABLES ANALYSIS

     Broadview considered ratios of equity purchase price, adjusted for the seller's cash and debt when appropriate, to selected historical operating results in order to indicate multiples strategic and financial acquirers have been willing to pay for companies in a particular market segment. In order to perform this analysis, Broadview reviewed a number of transactions that it considered similar to the merger. Broadview selected these transactions by choosing recent transactions involving sellers in the fixed and removable storage systems and device manufacturing industry, excluding equity investments, with revenues between $5 million and $100 million from January 1, 1999 to August 21, 2001. For this analysis, as well as other analyses, Broadview examined publicly available information, as well as information from Broadview's proprietary database of published and confidential merger and acquisition transactions in the information technology, communication and media industries. These transactions consisted of the acquisition of:

     -  Meridian Data by Quantum;

     -  Centennial Technologies by Solectron;

     -  Artecon by Box Hill Systems;

     -  Intel (Flash Memory Card Business) by Centennial Technologies;

     -  Breece Hill Technologies by Global Maintech;

     -  Excel/Meridian Data by Alanco Technologies; and

     -  Tecmar Technologies International by Overland Data.

     The following table presents, as of August 21, 2001, the median multiple and the range of multiples of adjusted price (defined as equity price plus total debt minus cash and cash equivalents) divided by the seller's revenue in the last reported 12 months prior to acquisition for the transactions listed above:

                             Median Multiple         Range of Multiples
Price/Revenue                      0.52x                    0.22x - 3.41x

     The following table presents, as of August 21, 2001, the median implied value and the range of implied values of Ecrix equity, calculated by multiplying the multiples shown above by the appropriate Ecrix operating metric:

                                 Median Implied Value   Range of Implied Values
    P/R                                 $6,579             $2,697 - $43,907

     No transaction utilized as a comparable in the transaction comparables analysis is identical to the merger. In evaluating the comparables, Broadview made numerous assumptions with respect to the data storage industry's performance and general economic conditions, many of which are beyond the control of Exabyte or Ecrix. Mathematical analysis, such as determining the average, median or range, is not in itself a meaningful method of using comparable transaction data.

PIPE PREMIUMS PAID ANALYSIS

     Broadview considered the premiums paid above an issuer's stock price for private investments in public equity in order to determine the value that strategic or financial investors would be willing to pay to invest in companies in a particular market segment. In order to perform this analysis, Broadview reviewed the ten zero-coupon convertible preferred stock issuances with no dividend rights from July 1, 2001 to

                                       3-17

                                                                   CHAPTER THREE

August 21, 2001. These transactions consisted of the issuance of convertible preferred stock by the following public companies:

     -  Introgen Therapeutics;

     -  Antex Biologics;

     -  LaserSight;

     -  Microcide Pharmaceuticals;

     -  Gasco Energy;

     -  Storage Computer Corporation;

     -  Synaptic Pharmaceuticals;

     -  Paradigm Medical Industries;

     -  Notify Technology; and

     -  Artisoft.

     The following table presents, as of August 21, 2001, the median premium and the range of premiums for these transactions calculated by dividing:

     (1) the offer price per share minus the closing share price of the seller's common stock twenty trading days or one trading day prior to the public announcement of the transaction, by

     (2) the closing share price of the seller's common stock twenty trading days or one trading day prior to the public announcement of the transaction:

                                          Median Premium
                                            (Discount)     Range of Premiums
    Premium (Discount) Paid to Issuers
      Share Price 20 Trading Days Prior
      to Announcement                          (3.7)%      (38.0%) - 113.4%
    Premium (Discount) Paid to Issuer's
      Share Price 1 Trading Day Prior to
      Announcement                             (4.3)%      (28.4%) - 113.4%

RELATIVE CONTRIBUTION ANALYSIS

     Broadview measured the contribution to selected historical and projected operating metrics of Exabyte and Ecrix on a percentage basis in order to measure the relative contribution of each of the companies to the combined entity. All projected figures were derived from management projections covering Exabyte and Ecrix, adjusted for the December 30 fiscal year-end of Exabyte.

     The following table presents, as of August 21, 2001, the relative contributions of Exabyte and Ecrix to the combined entity:

                                                               Ecrix   Exabyte
    TTM Revenue                                                 5.7%    94.3%
    Projected FY2001 Revenue                                    9.6%    90.4%
    Projected FY2001 Gross Profit                              10.2%    89.8%
    Projected FY2002 Revenue                                   30.5%    69.5%
    Projected FY2002 Gross Profit                              31.1%    68.9%

                                       3-18

                                                                   CHAPTER THREE

RELATIVE OWNERSHIP ANALYSIS

     Broadview measured the relative equity and entity ownership of Exabyte and Ecrix of the combined entity; where equity ownership compares the relative entity values of Exabyte and Ecrix, and entity value equals the equity value plus debt minus cash. The following table presents, as of August 21, 2001, the relative ownership of Exabyte and Ecrix for equity and entity value:

                                                               Ecrix   Exabyte
    Equity Value                                               45.5%    54.5%
    Entity Value                                                0.5%    99.5%

EXABYTE STOCK PERFORMANCE ANALYSIS

     Broadview examined the weekly trading history of:

     -  Exabyte common stock from August 18, 2000 through August 17, 2001;

     - An index of the public company comparables vs. Exabyte and the NASDAQ Composite from August 18, 2000 through August 17, 2001; and

     - An index of the distressed public company comparables vs. Exabyte and the NASDAQ Composite from August 18, 2000 through August 17, 2001.

EVALUATION OF EXABYTE EQUITY FROM AN INDUSTRY PERSPECTIVE

     Broadview considered ratios of share price and market capitalization, adjusted for cash and debt when necessary, to selected historical and projected operating metrics in order to derive multiples placed on a company in a particular market segment. In order to perform this analysis, Broadview compared financial information of Exabyte with thirteen public companies in the fixed and removable storage systems and device manufacturing industry. For this analysis, as well as other analyses, Broadview examined publicly available information.

EVALUATION OF EXABYTE EQUITY FROM A FINANCIAL PERSPECTIVE

     Broadview considered ratios of share price and market capitalization, adjusted for cash and debt when necessary, to selected historical and projected operating metrics in order to derive multiples placed on a company comparable to Exabyte based on financial condition. In order to perform this analysis, Broadview compared financial information of Exabyte with publicly available information for eight domestic public companies in the technology hardware manufacturing industry with specific financial criteria similar to that of Exabyte. For this analysis, as well as other analyses, Broadview examined publicly available information.

PRO FORMA COMBINATION ANALYSES

     Broadview calculated the EPS accretion or dilution of the pro forma combined entity taking into consideration various financial effects, which will result from a consummation of the merger and other related transactions. This analysis relied upon certain financial and operating assumptions provided by Exabyte and Ecrix management, publicly available data about Exabyte, and certain financial assumptions for Ecrix prepared by Broadview and reviewed by Exabyte management. Broadview examined a purchase scenario under the assumption that no opportunities for cost savings or revenue enhancements exist.

CONSIDERATION OF THE DISCOUNTED CASH FLOW METHODOLOGY

     While discounted cash flow is a commonly used valuation methodology, Broadview did not employ such an analysis for the purposes of this opinion. Discounted cash flow analysis is most appropriate for companies which exhibit relatively steady or somewhat predictable streams of future cash flow. Given the

                                       3-19

                                                                   CHAPTER THREE

uncertainty in estimating both the future cash flows and a sustainable long-term growth rate for Ecrix, Broadview considered a discounted cash flow analysis inappropriate for valuing Ecrix.

     The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. In arriving at its opinion, Broadview considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. Furthermore, Broadview believes that selecting any portion of its analyses, without considering all analyses, would create an incomplete view of the process underlying its opinion.

     In performing its analyses, Broadview made numerous assumptions with respect to industry performance and general business and economic conditions and other matters, many of which are beyond the control of Exabyte or Ecrix. The analyses performed by Broadview are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. The consideration to be received by holders of Exabyte and Ecrix equity pursuant to the merger agreement were determined through arm's length negotiations between Exabyte and Ecrix management, and were adopted by both the Exabyte and Ecrix board of directors. Broadview participated in discussions with the Exabyte board of directors during such negotiations. However, Broadview did not recommend any specific consideration to the Exabyte board of directors or that any specific consideration constituted the only appropriate consideration for the merger and other related transactions. In addition, Broadview's opinion and presentation to the Exabyte board of directors was one of many factors taken into consideration by the Exabyte board of directors in making its decision to adopt the merger. Consequently, the Broadview analyses as described above should not be viewed as determinative of the opinion of the Exabyte board of directors with respect to the value of Exabyte or Ecrix or of whether the Exabyte board of directors would have been willing to agree to a different consideration.

ENGAGEMENT OF BROADVIEW

     Pursuant to a letter agreement, dated January 26, 2001, as amended, Exabyte engaged Broadview to assist in analyzing, structuring, negotiating and effecting a business combination, including rendering an opinion with respect to the fairness from a financial point of view to the stockholders of the consideration to be received in any such transaction. Broadview regularly provides clients in the information technology, communications and media industries with advice on merger and acquisition transactions, restructuring and strategic private placements. Members of Exabyte management contacted several financial advisors and based upon those discussions, as well at least one personal reference, determined to engage Broadview.

     In connection with its engagement, Exabyte paid Broadview a fee of $50,000 cash and issued warrants to purchase 150,000 shares of Exabyte common stock at $1.50 per share until January 29, 2002. Exabyte is obligated to pay Broadview a transaction fee of $1 million in connection with the merger and other related transactions. Exabyte has already paid Broadview $250,000 of this fee at the time it delivered its fairness opinion. The remainder of the transaction fee is due at closing and will be paid $650,000 in cash and $100,000 by issuance of a promissory note due on the earlier of June 30, 2002 or 6 months after the closing of the merger. Principal under the note will accrue interest at a rate of 10% per annum. All unpaid and accrued interest under the note is convertible at Broadview's option into shares of Series H preferred stock at $1.00 per share. The balance of the fee will be due and payable upon completion of the merger. In addition, Exabyte has agreed to indemnify Broadview and its affiliates against certain liabilities and expenses related to its engagement, including liabilities under the federal securities laws. The terms of the fee arrangement with Broadview, which Exabyte and Broadview believe are customary in transactions of this nature, were negotiated at arm's length between Exabyte and Broadview, and the Exabyte board of directors was aware of the nature of the fee arrangement, including the fact that a significant portion of the fees payable to Broadview is contingent upon completion of the merger.

                                       3-20

                                                                   CHAPTER THREE

              ECRIX'S REASONS FOR THE MERGER AND RECOMMENDATION OF
                           ECRIX'S BOARD OF DIRECTORS

     The Ecrix Board of Directors has unanimously determined that the terms of the merger agreement and the merger are fair to, and in the best interests of, Ecrix stockholders. Accordingly, the Ecrix Board of Directors has unanimously approved the merger agreement (with one director absent) and unanimously recommended the merger to Ecrix's stockholders for approval by written consent.

     In reaching its decision to approve the merger agreement and the merger and to recommend adoption of the merger agreement by Ecrix stockholders, the Ecrix Board of Directors consulted with its management team and advisors and considered the following considerations important:

     - accomplishing the merger will enhance the prospects for Ecrix's long-term viability;

     - accomplishing the merger will provide Ecrix stockholders an opportunity to maximize the value of their investment;

     - accomplishing the merger will allow Ecrix stockholders ultimately to receive freely-tradable common stock, a medium of investment that is considerably more liquid than their current investment in Ecrix;

     - accomplishing the merger will put Ecrix in a position to benefit from the broader marketing and distribution system that Exabyte has, thus giving Ecrix a greater potential for growth;

     - accomplishing the merger will likely enable Ecrix to obtain more favorable manufacturing and supply arrangements and will enable the combined entity to realize significant cost savings; and

     - accomplishing the merger will put Ecrix in a position to benefit from Exabyte's planned growth strategy.

     In the course of deliberations, Ecrix's Board of Directors also considered a number of additional factors relevant to the merger, including:

     - information relating to the business, assets, management, competitive position, operating performance, trading performance and prospects of each of Ecrix and Exabyte, including the prospects of Ecrix if it were to continue as an independent company;

     -  current industry, market and economic conditions;

     - the possibility of strategic alternatives to the merger for enhancing long-term stockholder value;

     - the impact of the merger on Ecrix's and Exabyte's customers, suppliers and employees;

     - the terms and conditions of the merger agreement, including the closing conditions, increase the likelihood that the merger will close on the contemplated schedule, and the fact that the Board of Directors remains free to consider a superior acquisition proposal if one is made;

     - the expected qualification of the merger as a tax-free reorganization under Section 368(a) of the Internal Revenue Code; and

     - the opinion of McDonald that, as of the date of the merger agreement and subject to the considerations set forth in the opinion, the aggregate consideration to be issued in the merger is fair to the stockholders of Ecrix from a financial point of view.

     The Ecrix Board of Directors also identified and considered a number of potentially negative factors in its deliberations concerning the merger, including:

     - a recognition that Exabyte common stock has traded at historic lows and may be subject to delisting from the Nasdaq National Market in the near term;

                                       3-21

                                                                   CHAPTER THREE

     - the risk factors that are identified by Exabyte in its public filings (which are summarized under the caption "Risk Factors -- Risks Related to Exabyte's and the Combined Company's Business");

     - the risk that, despite the efforts of Ecrix and Exabyte after the merger, key personnel might leave Ecrix;

     - the risk that some of Ecrix's customers and suppliers might cease doing business with Ecrix;

     -  the difficulty of integrating the operations of Ecrix and Exabyte; and

     - the risk that the potential benefits of the merger might not be fully realized.

     The Ecrix Board of Directors believed that certain of these risks were unlikely to occur, that Ecrix could avoid or mitigate others, and that, overall, these risks were outweighed by the potential benefits of the merger.

     In view of the variety of factors considered in connection with its evaluation of the merger agreement and the merger, the Ecrix Board of Directors did not find it practicable to and did not quantify or otherwise assign relative weight to the specific factors considered in reaching its determination. In addition, individual members of the Ecrix Board of Directors may have given different weight to different factors.

                      OPINION OF ECRIX'S FINANCIAL ADVISOR
                 THE WALLACH COMPANY/MCDONALD INVESTMENTS INC.

     Ecrix retained McDonald to render an opinion as to the fairness, from a financial point of view, of the consideration received by Ecrix in connection with the merger. The Board of Directors selected McDonald based on McDonald's experience and expertise in valuations, merger and acquisition transactions, and private placement transactions, and because of McDonald's familiarity with Ecrix and its business. McDonald acted as Ecrix's financial advisor in connection with, among other things, a private placement in 1999 and, at the request of Centennial in 2001, in connection with the exploration by Centennial of its strategic alternatives for its equity position in Ecrix.

     On August 21, 2001, McDonald rendered its oral opinion to the Board of Directors of Ecrix that, as of such date, and based upon and subject to the factors and assumptions set forth in the opinion, the consideration to be paid by Exabyte in the merger was fair, from a financial point of view, to Ecrix.

     A copy of McDonald's written opinion dated August 21, 2001, which sets forth the factors considered, assumptions made, and certain limitations on the scope of the review conducted by McDonald, is included as Appendix C to this prospectus. Stockholders are urged to read this opinion in its entirety. The McDonald opinion was intended for the use and benefit of the Board of Directors of Ecrix and was directed only to the fairness of the merger from a financial point of view to Ecrix. The opinion does not constitute a recommendation to any stockholder of Ecrix as to how a stockholder should vote on the proposed merger.

     In arriving at its opinion, McDonald has, among other things:

(i) reviewed the merger agreement, including the exhibits and schedules thereto;

(ii) reviewed Ecrix's audited financial statements for the fiscal years ended February 29, 2000 and February 28, 2001 and year-to-date unaudited financial statements;

(iii)  reviewed financial projections provided by Ecrix's management;

(iv) interviewed members of Ecrix's management who are familiar with the operations and capabilities of Ecrix and Exabyte;

                                       3-22

                                                                   CHAPTER THREE

(v) interviewed members of Exabyte's management who are familiar with the operations and capabilities of Ecrix and Exabyte;

(vi) reviewed certain terms and conditions of the contemplated transaction, including but not limited to the purchase price and terms of the offer;

(vii)  reviewed publicly available data on companies deemed comparable to Ecrix;

(viii) compared the business profile, financial strength, financial performance, potential growth, size and risk of Ecrix to that of comparable companies;

(ix) reviewed publicly available data on precedent merger transactions, where Ecrix was deemed to be comparable to the targets by size or industry;

(x) compared the business profile, financial strength, financial performance, potential growth and risk of Ecrix to that of precedent merger transaction target companies;

(xi) reviewed certain financial projections of Ecrix, as provided by Ecrix's management for fiscal years 2002-2003;

(xii) reviewed certain financial projections of Exabyte, as provided by Exabyte management for fiscal years 2001-2002;

(xiii) based on Ecrix management's estimates for Ecrix and Exabyte management's estimates for Exabyte, modeled the potential accretion/dilution on the projected earnings per share of Exabyte;

(xiv) examined the current equity market valuation of Exabyte and the implied relative valuation of Exabyte;

(xv) examined certain publicly available information concerning the trading of, and the trading market for, Exabyte's common stock;

(xvi) reviewed independent studies on equity market size discounts and control premiums; and

(xvii) performed such additional review and analysis as McDonald deemed appropriate.

     In preparing its opinion, McDonald relied upon the accuracy and completeness of all information supplied or made available to McDonald. McDonald did not assume any responsibility for independently reviewing or verifying such information. With respect to information involving financial forecasts for Ecrix, McDonald assumed that such forecasts were the best current estimates of management and were reasonably prepared based on the judgment of management to reflect the expected future financial performance of Ecrix. In preparing its opinion, McDonald based its analysis on the economic and market conditions and on Ecrix's financial condition as they existed and could be evaluated on the date of the opinion.

     Following is a brief summary of the material analyses utilized by McDonald in arriving at its fairness opinion. This summary does not purport to be a complete description of the analyses performed by McDonald.


     Implied Transaction Value. The consideration to be received by Ecrix stockholders in the merger is in the form of Exabyte's common stock. Ecrix stockholders will receive 10 million shares of Exabyte common stock at closing. The implied transaction value of this consideration is $7.3 million. The valuation is based on the closing price of Exabyte's shares on the Nasdaq National Market on August 22, 2001. The implied multiple of trailing 12-month revenue of Ecrix for the twelve months ended July 31, 2001, was 0.59.


                                       3-23

                                                                   CHAPTER THREE

     Ecrix's Financial Condition. McDonald analyzed the current financial condition of Ecrix. Specifically, McDonald focused on the prospects for Ecrix to be able to continue operating in the normal course given that

(i)     Ecrix has incurred significant operating losses;

(ii)    Ecrix has had a difficult time achieving unit or financial projections;

(iii) limited attempts to sell Ecrix yielded little interest, as did discussions with investment bankers;

(iv) if Ecrix stayed independent, there was limited interest from existing investors to provide additional equity financing; and

(v) current market conditions have made it more difficult for technology companies, especially data storage hardware companies, to raise either private equity or debt.

McDonald concluded that there is a significant risk that Ecrix would not be able to continue normal operations of the business in the future due to its weak current financial condition.

     Comparable Company Analysis. McDonald compared financial information relating to Ecrix to corresponding data from publicly traded companies deemed comparable to Ecrix. The comparable companies include Exabyte and Quantum-DLT & Storage. The comparable group of companies was chosen because they participate in the tape drive data storage industry. These companies are much larger than Ecrix, and Quantum-DLT & Storage is a profitable company and a recognized industry leader, whereas Ecrix has never recorded a profit and is viewed as a start-up company, despite its five year history.

     McDonald calculated the comparable company valuation statistics including price to earnings ratios, enterprise to operating income, enterprise value to EBITDA, and enterprise value to revenue. The comparable company valuation statistics were adjusted by reducing valuations to reflect a 16.1% size discount, reflecting an average reduction in prices paid for small companies like Ecrix from prices paid for companies the size of those in the comparable group, and increasing valuations to reflect the 37.5% average control premium determined from data collected from MergerStat, L.P.

     Ecrix's lack of positive trailing net income, EBIT, or EBITDA restricts the analysis to a multiples of sales, a generally less reliable valuation standard than earnings based ratios. Taking the comparable company group average, adjusting for size discounts and control premiums results in an average implied enterprise value of $9.8 million for Ecrix, which is higher than the $7.3 million implied transaction value.

     Relative Valuation. In its analysis of Ecrix, McDonald determined that despite the existence of other comparable companies, the most comparable public company to Ecrix was in fact Exabyte. Characteristics common to both companies include: industry in which they compete, relative size, and lack of operating profits. Based on this analysis, McDonald reviewed the valuation of Exabyte in the public markets and applied these multiples to Ecrix and then adjusted for a control premium. Exabyte is trading at a multiple of 0.14 times enterprise value to trailing twelve-month revenues, which adjusted for a control premium implies a multiple of 0.19 times trailing twelve-month revenues for Ecrix. This would imply a value of $2.5 million, which is lower than the implied transaction value of $7.3 million for Ecrix.

     Precedent Transactions. McDonald reviewed recent merger and acquisition transactions for which public information was publicly available for companies with similar lines of business to those of Ecrix. This comparable group included only four transactions with relevant data.

     As with the comparable public company group, McDonald calculated relevant valuation multiples for each of the precedent transactions, including price to earnings, enterprise value to operating income, enterprise value to EBITDA, and enterprise value to revenue. Once again, Ecrix's weak current operating results prevented meaningful comparison to the comparable groups in terms of earnings, operating income or EBITDA. The precedent transaction group valuation multiples were adjusted for size and compared

                                       3-24

                                                                   CHAPTER THREE

with the proposed merger valuation. This analysis yielded an average enterprise valuation of $2.9 million for Ecrix, which compares favorably with the $7.3 million implied transaction value.

     Liquidation Analysis. Based on historical and projected monthly financials provided by Ecrix, McDonald estimated the forced liquidation value for all of the assets of Ecrix. Taking into consideration estimated shutdown costs and the liquidation value of the assets, Ecrix could generate approximately $4.9 million of proceeds net of debt from the forced liquidation of the business for the projected month ending August 31, 2001. The $7.3 million implied transaction value compares favorably to the $4.9 million liquidation value of Ecrix.

     Discounted Cash Flow Analysis. McDonald reviewed and analyzed management's cash flow projections for the fiscal years 2002 through 2003. In analyzing these projections for the purpose of a discounted cash flow analysis, McDonald considered, among other things:

(i)     the aggressive nature of Ecrix's projections;

(ii) the significant operating changes necessary for Ecrix to reach its projections;

(iii)   management's past projections in relation to Ecrix's actual results;

(iv) the difficulty of achieving the projections without an additional infusion of capital;

(v) current lack of contracted product orders from one or more OEMs which are necessary for Ecrix to reach its short term and long term projections; and

(vi) the projections produce negative cash flows which create an inherent flaw in an analysis that requires positive free cash flows for valuation purposes.

Based on these and other factors, McDonald analyzed Ecrix's discounted cash flow analysis and arrived at a value of approximately $18.4 million. However, McDonald determined that, for the reasons discussed, this analysis had limited usefulness in the valuation for Ecrix.

     Conclusion. In reaching its conclusion as to the fairness of the merger and in its presentation to the Board of Directors, McDonald did not rely on any single analysis or factor described above or make any conclusion as to how the results of any given analysis, taken alone, supported its opinion.

     The preparation of a fairness opinion is a complex process and not necessarily susceptible to partial analysis or summary description. McDonald believes that its analyses must be considered as a whole and that selection of portions of its analyses and of the factors considered by it, without considering all of the factors and analyses, would create a misleading view of the processes underlying the opinion.

     The analysis of McDonald is not necessarily indicative of actual values or future results, which may be significantly different than those suggested by the analyses. Analyses relating to the value of companies are not intended to be appraisals or valuations or to necessarily reflect the price at which companies may actually be sold. No company or transaction used in any analysis for purposes of comparison is identical to Ecrix or the merger. Accordingly, an analysis of the results of the comparisons is not mathematical; rather, it involves complex considerations and judgments about differences in the companies to which Ecrix was compared and other factors that could affect the public trading values of the companies. In this regard, McDonald noted substantially lower profitability and smaller revenues for Ecrix when compared to comparable companies or precedent merger transactions.

     For purposes of its opinion, McDonald relied upon and assumed the accuracy, completeness and fairness of the financial statements and other information provided to it by Ecrix or otherwise made available to McDonald and did not assume responsibility for the independent verification of such information. McDonald relied upon the assurances of the management of Ecrix that (i) the information provided to it by Ecrix was prepared on a reasonable basis, (ii) the financial forecasts reflected the best currently available estimates of management, (iii) management was not aware of any information or facts

                                       3-25

                                                                   CHAPTER THREE

that would make the information provided to McDonald incomplete or misleading and (iv) there were no material changes in Ecrix's assets, financial condition, results of operations, business or prospects since the date of the last financial statements or information made available to McDonald.

     Pursuant to the terms of an engagement letter dated August 20, 2001, Ecrix agreed to pay McDonald a total fee of $100,000 for the delivery of a fairness opinion. McDonald is not receiving any fees based on the successful completion of the merger. In addition, Ecrix has agreed to indemnify McDonald against certain liabilities, including liabilities under federal securities laws, in connection with such engagement.

          DIRECTORS AND EXECUTIVE OFFICERS OF EXABYTE AFTER THE MERGER

EXABYTE BOARD OF DIRECTORS AFTER THE MERGER

     After the effective time of the merger, the size of Exabyte's Board of Directors will be increased to seven, and two of its current members will resign or be removed. We have agreed that three persons designated by Ecrix, the Ecrix designees, will then be appointed to Exabyte's Board to fill these vacancies. As a result of these actions, the Board of Directors of Exabyte following the merger will include the three Ecrix designees named below and four of the current members of Exabyte's Board, all of whom are named below although two of them will cease to be members of Exabyte's Board following the merger. Exabyte's Board of Directors has not yet determined who of the current directors will continue to serve after the merger.

      Ecrix Designees to the Exabyte Board of Directors after the Merger:
                               Juan A. Rodriguez
                             G. Jackson Tankersley
                             William J. Almon, Sr.
               Current Members of the Exabyte Board of Directors
                              William L. Marriner
                               Peter D. Behrendt
                               A. Laurence Jones
                               Stephen C. Johnson
                               Ralph Z. Sorenson
                                Thomas E. Pardun

     Certain information concerning the age, business experience and compensation of the Ecrix designees is included in Chapter Four of this document. Similar information concerning the current members of Exabyte's Board of Directors is described in Chapter Five of this document.

EXECUTIVE OFFICERS OF EXABYTE AFTER THE MERGER

     Following the merger, the following persons will be executive officers of Exabyte, and shall serve in the capacities indicated:

William L. Marriner, Chairman of the Board, President and Chief Executive
Officer

Craig G. Lamborn, Vice President and Chief Financial Officer

Stephen F. Smith, Vice President, Corporate Secretary and General Counsel

                                       3-26

                                                                   CHAPTER THREE

     Certain information concerning the age, business experience and compensation of Mr. Lamborn is included in Chapter Four of this document. Similar information concerning Messrs. Marriner and Smith is included in Chapter Five of this document.

          INTERESTS OF DIRECTORS AND EXECUTIVE OFFICERS IN THE MERGER

     In considering the recommendation of the Boards of Directors of Exabyte and Ecrix with respect to the merger agreement, stockholders should be aware that certain members of the Boards of Directors of these two companies and their executive officers have interests in the merger as described below that may be different from, or in addition to, the interests of other stockholders of Exabyte and Ecrix generally. Each of Exabyte's Boards of Directors and Ecrix's Board of Directors was aware of the interests of its directors and executive officers and considered them, among other matters, in approving the merger.

BOARD OF DIRECTORS OF EXABYTE.

     Exabyte and Ecrix have agreed that, as of the closing of the merger, Exabyte will cause its Board of Directors to include four of the six current directors of Exabyte. Three of these continuing directors are not employees of Exabyte and will continue to receive compensation for serving on the Board of Directors. Each director who is not an employee of Exabyte receives $15,000 as an annual retainer, plus $1,500 for each Board meeting they attend in person and $250 for each committee meeting they attend in person as well as for each telephone Board meeting in which they participate. Non-employee directors also have received options in the past and can expect to receive options in the future under an Exabyte stock plan.

EXECUTIVE OFFICERS OF EXABYTE.

     Exabyte's Board of Directors expect to retain the current executive officers of Exabyte after the merger with Ecrix. These executive officers include William L. Marriner, Chairman of the Board, Chief Executive Officer and President; and Stephen F. Smith, currently Vice President, Chief Financial Officer, General Counsel and Secretary. Exabyte's Board expects that Mr. Smith will resign from his role as Chief Financial Officer and retain his other positions. The Board of Directors has also discussed the possibility of issuing new options to both employees of Exabyte and Ecrix in order to assist Exabyte in retaining these employees and to provide incentives.

     Exabyte has announced the proposed executive officers after consummation of the merger. Those persons and their positions are shown in "Directors and Executive Officers of Exabyte After the Merger."

BOARD OF DIRECTORS OF ECRIX.

     Board of Directors. In accordance with the merger agreement, three members of the Board of Directors of Ecrix will join the Board of Exabyte. These directors are G. Jackson Tankersley, Jr., William J. Almon, Sr. and Juan A. Rodriguez. Subject to certain limitations, these designees will be nominated as directors until their death, resignation or removal. Mr. Tankersley and Mr. Almon, as non-employee directors of Exabyte, will receive the same compensation for their services as other non-employee directors of Exabyte. For additional information about Exabyte directors, see the "The Merger Transactions -- The Merger Agreement -- Exabyte Board and Related Matters" in this Chapter. Upon the election of such three directors, Exabyte's board will consist of seven directors.

     Bridge Loans. At the time of executing the merger agreement, the following parties have entered into a loan agreement with Exabyte providing for loans up to $2,000,000, as described in "The Merger Transactions -- The Bridge Loan and Convertible Note": Meritage Private Equity Fund, L.P.; Centennial Fund V, L.P.; Centennial Entrepreneurs Fund V, L.P.; Centennial Fund VI, L.P.; Centennial Entrepreneurs Fund VI, L.P.; Centennial Holdings I, LLC; and William J. Almon, Sr. These lenders are stockholders of Ecrix. Meritage Private Equity Fund, L.P. agreed to loan Exabyte $1,139,847, the

                                       3-27

                                                                   CHAPTER THREE

Centennial funds listed agreed to loan Exabyte an aggregate of $608,688 and Mr. Almon agreed to loan Exabyte $256,465. Mr. Tankersley, an Ecrix director who will serve as a director of Exabyte upon effectiveness of the merger, is a member of Meritage Investment Partners, LLC, which is the sole general partner of Meritage Private Equity Fund, L.P., one of the bridge lenders. Jeffrey Schutz, who is a director of Ecrix, is (a) a General Partner of Centennial Holdings V, L.P., which is the General Partner of Centennial Fund V, L.P. (a bridge lender) and Centennial Entrepreneurs Fund V, L.P. (another bridge lender), (b) a Managing Principal of Centennial Holdings VI, LLC, which is the General Partner of Centennial Fund VI, L.P. (a bridge lender) and Centennial Entrepreneurs Fund VI, L.P. (a bridge lender), and (c) a Managing Director of Centennial Holdings I, LLC (a bridge lender). Mr. Almon is an Ecrix director who will also serve as a director of Exabyte upon the effectiveness of the merger. Exabyte required such a loan as part of entering into the merger agreement, and Exabyte originally contemplated that Ecrix would provide those loans. Ecrix was unable to provide the loans because of covenants in a line of credit of Ecrix, and the Ecrix Board was also concerned about the effects of such a loan on Ecrix's cash position. These bridge lenders may receive benefits from repayment of the loans. If the merger transaction were not completed, there would be a greater chance that Exabyte might not repay the loans because of its financial condition.


     Upon signing of the merger agreement, these lenders loaned Exabyte an aggregate of $1.5 million, and the additional $500,000 was loaned on October 9, 2001, upon the satisfaction of certain conditions. These conditions included (i) the representations and warranties of Exabyte contained in the Loan Agreement being true in all respects in the case of those representations that are expressly qualified by reference to materiality, and being true and correct in all material respects in the case of representations that are not so qualified,
(ii) Exabyte having performed in all material respects all obligations and agreements and complied in all material respects with all covenants contained in the Loan Agreement and the merger agreement that are to be performed or complied with by it at or prior to the funding of the additional loans, (iii) no event of default having occurred under the Loan Agreement, (iv) Exabyte having prepared and filed with the SEC the registration statement of which this proxy statement/prospectus is a part, (v) since the date of the Loan Agreement through the date on which the additional loans are made, there having not occurred any "Parent Material Adverse Effect" (as defined in the merger agreement), and (vi) no judgment, order, decree, law, rule or regulation having been enacted or enforced preventing the making of the additional loans or the transactions contemplated by the Loan Agreement or the merger agreement and no litigation or proceeding pending or threatened that would enjoin, restrain, prevent or condition the consummation of the transactions contemplated by the Loan Agreement or the merger agreement.


     In the event the merger closes, the amounts that the lenders loaned Exabyte (plus any unpaid and accrued interest) will be credited against the purchase price such lenders will pay to Exabyte to purchase shares of Exabyte's series H preferred stock described above. In the event the merger does not close, each lender will have the option to require Ecrix to repurchase his or its note issued by Exabyte in exchange for shares of Ecrix series D-3 preferred stock. The series D-3 preferred stock would have a pro rata liquidation preference with holders of Ecrix's series D-1 and D-2 preferred stock equal to the greater of
(i) the original purchase price plus declared and unpaid dividends or (ii) the amount such holders would have received if they had converted to Ecrix common stock prior to liquidation. In addition, shares of series D-3 preferred stock would convert into Ecrix common stock, vote with the Ecrix common stock as a single class with other Ecrix preferred and have preferential dividend rights to shares of junior stock of Ecrix (including Ecrix common stock). In addition to voting with Ecrix common stock on most matters, the series D-3 preferred would vote with the other Ecrix preferred stock as a single class on creation of new Ecrix preferred stock, amending the Ecrix Certificate or Bylaws or other significant corporate transactions. The series D-3 preferred stock would also vote with Ecrix's series D-1 and D-2 preferred stock to create or designate any class or series as senior to series D-1, D-2 or D-3 preferred stock or amend the Ecrix Certificate regarding such separate voting group right. Any amendment of any terms of Ecrix preferred stock requires the written consent of 66 2/3% of the outstanding shares of Ecrix preferred stock and any
                                       3-28

                                                                   CHAPTER THREE

action adversely affecting the rights, preferences and privileges or any series of Ecrix preferred stock requires the consent of holders of two-thirds of such series. In addition, the holders of Ecrix preferred stock (including the series D-3 preferred stock, if in effect) vote separately as a single class (with each shares entitled to one vote) in the election of three directors and in certain circumstances such preferred directors have the right to vote as a majority on Ecrix's board. One-third of the shares of series D-3 preferred stock originally issued to such lenders would be subject to mandatory redemption on February 27, 2004, 2005 and 2006.

     Series H Preferred Stock Purchase. The parties named above as lenders to Exabyte and other stockholders of Ecrix have agreed at the closing of the merger to purchase series H preferred stock of Exabyte for $1.00 per share as described in "The Merger Transactions -- Sale of Exabyte Series H preferred stock." G. Jackson Tankersley, Jr., who is a director of Ecrix and who will serve as a director of Exabyte upon the effectiveness of the merger, is (a) a member of Meritage Investment Partners, LLC, which is the sole general partner of Meritage Private Equity Fund, L.P., Meritage Private Equity Parallel Fund, L.P. and Meritage Entrepreneurs Fund, L.P., (b) the sole general partner of Tankersley Family Limited Partnership and (c) the managing member of Millennial Holdings LLC. These entities that have agreed to purchase the following shares of Exabyte series H preferred stock pursuant to the merger agreement: Meritage Private Equity Fund, L.P., (3,896,890 shares); Meritage Private Equity Parallel Fund, L.P. (476,444 shares), Meritage Entrepreneurs Fund, L.P. (71,111 shares); Tankersley Family Limited Partnership (32,884 shares); and Millennial Holdings LLC (76,881 shares). In addition, The Millennial Fund agreed to purchase 21,773 shares of Exabyte series H preferred stock. Mr. Tankersley is the direct beneficial owner of all Ecrix shares held in the name "The Millennial Fund." William J. Almon, Sr., who is a director of Ecrix, has agreed to purchase 1,000,000 shares of Exabyte series H preferred stock and will also serve as a director of Exabyte upon the effectiveness of the merger. Mr. Almon, Sr. also currently owns 100,000 shares of Exabyte common stock. Mr. Rodriguez, a director and executive officer of Ecrix, who will also serve as a director of Exabyte following the merger, has agreed to purchase 250,000 shares of Exabyte series H preferred stock for $250,000.

     Jeffrey Schutz, who is a director of Ecrix, is (a) a General Partner of Centennial Holdings V, L.P., which is the General Partner of Centennial Fund V, L.P. and Centennial Entrepreneurs Fund V, L.P., (b) a Managing Principal of Centennial Holdings VI, LLC, which is the General Partner of Centennial Fund VI, L.P. and Centennial Entrepreneurs Fund VI, L.P., and (c) a Managing Director of Centennial Holdings I, LLC. These entities have agreed to purchase the following shares of Exabyte series H preferred stock pursuant to the merger agreement:
Centennial Fund V, L.P. (1,326,514 shares); Centennial Entrepreneurs Fund V, L.P. (41,026 shares); Centennial Fund VI, L.P. (943,864 shares); Centennial Entrepreneurs Fund VI, L.P. (23,597 shares); and Centennial Holdings I, LLC (18,877 shares). Allen A. Builder, who is a director of Ecrix, is the general partner of Big Partners V, L.P. Big Partners V, L.P. has agreed to purchase 350,000 shares of series H preferred stock pursuant to the merger agreement. Exabyte and Ecrix negotiated these investments as part of the merger transaction because of the importance of additional capital for the combined companies. To the extent that series H preferred stock may be reviewed as an attractive investment, these parties will benefit from consummation of the merger.

     Indemnification. The merger agreement also provides that Exabyte will honor and assume the indemnification obligations of Ecrix under the Certificate of Incorporation and Bylaws of Ecrix to each officer, director, agent or employee of Ecrix for acts and omissions prior to the closing of the merger. In addition, the director designees described above shall be covered by any directors' and officers' liability insurance maintained from time to time on the same terms as the other members of the Exabyte Board of Directors and will be entitled to the benefit of any indemnification arrangements applicable to other members of Exabyte's Board.

                                       3-29

                                                                   CHAPTER THREE

EXECUTIVE OFFICERS OF ECRIX.

     Juan A. Rodriguez, currently Ecrix's Chief Executive Officer, will also become Exabyte's Chief Technologist. Kelly Beavers and Craig G. Lamborn, currently President; and Vice President, Finance and Chief Financial Officer, respectively, of Ecrix will be employed by Exabyte after the merger as Vice President, Marketing; and Vice President and Chief Financial Officer, respectively. Exabyte may also employ current executive officers of Ecrix to the extent it believes necessary and subject to business conditions. In addition, the merger agreement provides that all employees of Ecrix will be eligible to participate in the employee plans of Exabyte in which similarly situated employees of Exabyte generally participate; however, the merger agreement does not prevent Exabyte from terminating any employment of any employee or modifying or terminating these plans from time to time. For purposes of length of service requirements, waiting periods, vesting periods or differential benefits, length of service will be deemed to include service with Ecrix. In the merger agreement, Exabyte also states its intention to provide salary, stock options and other benefits to employees of Ecrix, including officers, who continue to be employed by Exabyte and its subsidiaries which in the aggregate will be substantially equivalent to those currently provided by Exabyte to similarly situated employees. Specifically, Exabyte has agreed to evaluate outstanding stock option grants to purchase shares of Ecrix capital stock that have been awarded to Ecrix employees. Exabyte will grant new stock options to former employees of Ecrix hired by Exabyte upon consummation of the merger. Exabyte and Ecrix will evaluate such option grants on a case by case basis.


     Although Ecrix customarily grants severance pay when we terminate employees, Ecrix does not generally have severance agreements with its employees. However, Ecrix has one employee, William J. Almon, Jr., that has a severance arrangement in his offer letter. This severance arrangement exists in the event of an involuntary separation and stipulates that Ecrix will pay six months' pay to Mr. Almon, Jr. and will allow an extra 90 days to exercise options. Mr. Almon, Jr. has recently entered into a new short-term employment agreement with Ecrix pursuant to which Mr. Almon, Jr. will focus on a particular project and will receive a lump sum payment of amounts due under his severance arrangement in October 2001.


                   MATERIAL CONTACTS AMONG EXABYTE AND ECRIX

     On June 18, 1999, Ecrix filed a complaint in the United States District Court for the District of Colorado, seeking judgment declaring seven patents owned by Exabyte to be invalid or not infringed by certain tape drive products manufactured by Ecrix. Although Exabyte engaged in settlement discussions both before and after June 18, 1999, Ecrix rejected Exabyte's settlement offers. Therefore on October 7, 1999, Exabyte filed an answer and counterclaim asserting infringement by Ecrix of eight patents. In response, Ecrix filed an amended complaint asserting additional antitrust claims under the Sherman Act and Colorado Antitrust Act, as well as claims of patent misuse, estoppel, unfair competition under Section 43(a) of the Lanham Act and common law, violation of Colorado Consumer Protection Act, and tortious interference. In June, 2000, the parties entered into a settlement agreement and both parties agreed to dismiss all claims and enter into a cross-license agreement. Ecrix reimbursed Exabyte for $450,000 of legal costs incurred. In addition, Ecrix issued to Exabyte a $300,000 note payable which was paid in December 2000 and 400,000 shares of Series D preferred stock of Ecrix. All of the shares of Series D preferred stock of Ecrix will be cancelled at the effective time of the merger and the aggregate number of shares of Exabyte common stock to be issued in exchange for outstanding Ecrix capital stock will be reduced accordingly. See "The Merger Agreement" below.

                              THE MERGER AGREEMENT

     The following information summarizes certain material aspects of the merger agreement and related agreements. This summary does not provide a complete description of all the terms and conditions of the merger agreement and related agreement. The following summary is qualified in its entirety by reference to the complete text of the merger agreement and related agreements attached hereto as annexes. You are
                                       3-30

                                                                   CHAPTER THREE

urged to read the annexes in their entirety in order to obtain a complete understanding of the merger, the transactions related to the merger and the agreements that govern them.

STRUCTURE OF THE MERGER

     Bronco Acquisition, Inc., the Merger Sub, which is a wholly owned subsidiary of Exabyte, will merge into Ecrix, with Ecrix being the surviving entity and a wholly owned subsidiary of Exabyte.

TIMING OF CLOSING

     The closing of the merger will occur within five business days after the day on which the last of the conditions set forth in the merger agreement has been satisfied or waived, unless Exabyte and Ecrix agree to a different date. Exabyte and Ecrix expect that, immediately upon the closing of the merger, Exabyte and Ecrix will file a Certificate of Merger with the Secretary of State of Delaware, at which time the merger will be effective, called the effective time.

MERGER CONSIDERATION

     At the effective time, all shares of any class of Ecrix's outstanding capital stock held by Exabyte, Merger Sub or any other subsidiary of Exabyte or held by Ecrix as treasury shares, collectively referred to as the canceled shares, shall be canceled. All shares of Ecrix's capital stock, other than the canceled shares, outstanding immediately prior to the effective time, shall be converted into the right to receive up to 10 million shares of Exabyte common stock at the effective time.

     The outstanding shares of preferred stock of Ecrix at the Effective Time, other than shares of Ecrix preferred stock for which dissenters' rights are perfected or shares canceled, shall be converted into the right to receive up to 9 million shares of Exabyte Common Stock with the exchange ratio for each series of Ecrix preferred stock to be as follows:

                                            NUMBER OF EXABYTE COMMON SHARES
                                       YOU WILL GET AS A RESULT OF THE MERGER --
                                      -------------------------------------------
                                      WITHOUT STOCK SPLIT   WITH 1:10 STOCK SPLIT
FOR EACH SHARE YOU HOLD OF:           -------------------------------------------
Ecrix common stock                         *0.16168               *0.016168
Ecrix series A preferred stock              0.00952                0.000952
Ecrix series B preferred stock              0.02371                0.002371
Ecrix series C preferred stock              0.04048                0.004048
Ecrix series D preferred stock              0.04857                0.004857
Ecrix series D-1 preferred stock            0.82400                0.082400
---------------------------------------------------------------------------------

* Based on 6,185,127 shares of Ecrix common stock outstanding as of August 31, 2001.

     The applicable exchange ratios will be adjusted appropriately to maintain the relative proportionate interests of the shares if Exabyte effects prior to the merger a reverse stock split as planned or other subdivision or combination of its outstanding shares, or reorganizes, reclassifies or otherwise changes its outstanding shares into the same or a different number of shares or other classes.

     The outstanding shares of Ecrix common stock at the effective time, other than shares for which dissenter's rights are perfected or shares canceled, shall be converted into the right to receive up to 1 million shares of Exabyte common stock. Each share of Ecrix common stock shall be converted into the right to receive the number of shares of Exabyte common stock equal to 1 million divided by the total number of shares of Ecrix common stock outstanding immediately prior to the effective time.

                                       3-31

                                                                   CHAPTER THREE

TREATMENT OF ECRIX STOCK OPTIONS AND WARRANTS

     Each option to purchase shares of Ecrix common stock issued pursuant to the Ecrix 1999 Equity Incentive Plan and each warrant to purchase shares of Ecrix series B preferred stock and each warrant to purchase shares of Ecrix series D-2 preferred stock, whether or not vested or exercisable, shall, unless such option or warrant shall have been exercised prior to consummation of the merger, terminate upon the effective time. Ecrix's 1998 Incentive Stock Option Plan, the "1998 Plan," provides that upon a sale of all or substantially all of the assets of Ecrix or the merger or consolidation of Ecrix into another corporation or a transaction in which there is a change of more than 50% of the voting control of Ecrix, all options under the plan will immediately vest and may be fully exercised if an individual's employment is involuntarily terminated without cause in connection with the transaction or within one year of closing. Unless previously terminated by an agreement with the respective option holders, Exabyte will assume options granted under the 1998 Plan and outstanding at the effective time of the merger. The 1999 Equity Incentive Plan provides that if an acquiring corporation does not assume a stock option or substitute a similar stock awards, that stock option will immediately vest in full and terminate at the time of the acquisition.

     To the extent any options to purchase Ecrix common stock or warrants to purchase shares of Ecrix common stock, series B preferred stock or series D-2 preferred stock are exercised prior to the effective time, the shares of Ecrix common stock Ecrix series B preferred stock or series D-2 preferred stock issued upon such exercise shall be converted into shares of Exabyte common stock in accordance with the applicable exchange ratio for such series; provided, however, that such exchange ratios shall be adjusted by multiplying the exchange ratio by a fraction, the numerator of which is the number or shares of the applicable series outstanding as of the time the merger agreement was executed and the denominator of which is the number of shares of the applicable series outstanding at the effective time. In the event the warrant to purchase Ecrix series D-2 preferred stock is exercised, it will be converted into Exabyte common stock in accordance with the exchange ratio for the Ecrix series D-1 preferred stock and such ratio will be appropriately adjusted.

EXCHANGE OF SHARES; FRACTIONAL SHARES

     We intend to appoint EquiServe Trust Company, N.A. as the exchange agent to handle the exchange of Ecrix capital stock certificates for Exabyte common stock and the payment of cash for fractional shares of Ecrix capital stock. Prior to the closing of the merger, the exchange agent will mail to each holder of record of Ecrix shares (other than those being canceled) a letter of transmittal for use in the exchange and instructions explaining how to surrender Ecrix stock certificates to the exchange agent. Holders of Ecrix stock that surrender their certificates to the exchange agent, together with a properly completed letter of transmittal, will receive the appropriate merger consideration. Holders of unexchanged shares of Ecrix stock after the closing of the merger will not be entitled to receive any dividends or other distributions payable by Exabyte after the closing until their certificates are surrendered.

     Exabyte will not issue any fractional shares in the merger. Instead, the exchange agent will aggregate all fractional shares and sell them in the market. Holders of Ecrix capital stock entitled to receive a fractional share will instead receive a cash payment equal to their pro rata portion of the proceeds from combining and selling their fractional shares in the market.

EXABYTE BOARD AND RELATED MATTERS

     Exabyte has agreed to take the necessary corporate action so that as of the closing of the merger:

     - the size of the Exabyte Board of Directors will be increased to 7 members;.

     - two members of the current Exabyte Board of Directors will resign or be removed; and

                                       3-32

                                                                   CHAPTER THREE

     - the three resulting vacancies will be filled by the election of G. Jackson Tankersley, Jr., William J. Almon, Sr. and Juan A Rodriguez, the Ecrix designees.

     Certain information concerning the Ecrix designees is included under "Directors and Executive Officers of Exabyte after the Merger" in Chapter 3 of this document. The Ecrix designees have agreed to serve until their successors are duly elected and qualify. The successors to the Ecrix designees shall be chosen by the Ecrix designees; provided, however, that the total number of directors that may be designated by the Ecrix designees is determined as follows:

     - If at any time, the Exabyte Series H investors beneficially own less than 30% of the voting power of all classes of the Exabyte's voting securities, the number of directors that Exabyte is obligated to include on the Board of Directors will be reduced so that the number of these designees expressed as a percentage of the entire Board of Directors is approximately equal to the percentage of the outstanding voting power then beneficially owned by the Series H investors rounded to the nearest whole directorship but in any event not a majority; provided, that if the Series H investors beneficially own less than 10% of the outstanding voting power of all classes of the Parent's voting securities, the number of Series H investor designees is zero.

BRIDGE LOAN


     In connection with the merger agreement, an affiliate of Meritage, Centennial and certain of its affiliates and William J. Almon, Sr. agreed to extend a bridge loan to Exabyte in the aggregate amount of $2 million, $1.5 million of which was delivered to Exabyte upon the execution of the merger agreement and $500,000 of which was delivered to Exabyte on October 9, 2001, upon the satisfaction of certain requirements set forth in the Loan and Security Agreement. As security for the repayment of the bridge loan, the lenders were granted a security interest in certain of our tangible and intangible assets. At the closing of the merger, the outstanding principal and accrued and unpaid interest under the promissory notes will be converted into shares of Exabyte Series H preferred stock. For additional information about this bridge loan, see "Interests of Directors and Executive Officers in the Merger -- Board of Directors of Ecrix" and "The Merger Agreement -- Bridge Loan," both in Chapter 3 of this document.


SALE OF SERIES H CONVERTIBLE PREFERRED STOCK

     Pursuant to the merger agreement, certain stockholders of Ecrix have agreed to purchase 9.4 million shares of Exabyte Series H preferred stock from Exabyte for a purchase price of $1.00 per share. The closing of the purchase will be at the effective time of the merger. The rights, preferences, privileges and restrictions of the Series H preferred stock will be similar to those of Exabyte Series G preferred stock except that holders of the shares of Series H preferred stock will not be entitled to dividends. The investors purchasing Series H preferred stock will also be given registration rights pursuant to a registration rights agreement with Exabyte. For additional information about the proposed sale of Series H preferred stock, see "Interests of Directors and Executive Officers in the Merger -- Series H Preferred Stock Purchase." In a separate letter agreement, Juan A. Rodriguez has agreed to purchase 250,000 shares of Series H preferred stock on the same terms.

REPRESENTATIONS AND WARRANTIES

     Exabyte and Ecrix have made coextensive, detailed representations and warranties to one another in the merger agreement. These representations and warranties will not survive past the closing of the merger. The most significant of these representations and warranties relate to:

     -  corporate authorization to enter into the contemplated transactions;

     -  enforceability;

     -  capitalization;
                                       3-33

                                                                   CHAPTER THREE

     - governmental and third-party approvals required in connection with the contemplated transactions;

     - no conflict with organizational documents, law or certain agreements as a result of the contemplated transactions;

     -  consents necessary to consummate the contemplated transactions;

     - the accuracy and completeness of financial statements and books and records;

     - absence of certain changes or events since a specified balance sheet date;

     -  tax matters;

     -  ownership and other matters related to real and personal property;

     -  material contracts;

     -  customers and suppliers;

     -  absence of litigation;

     -  labor and employment matters;

     -  employee benefit plans;

     -  personnel;

     -  ownership and other matters related to intellectual property;

     -  licenses and permits;

     -  compliance with laws;

     -  insurance;

     -  brokers or finders fees;

     -  insider interests;

     -  compliance with environmental laws;

     -  absence of undisclosed liabilities;

     -  full disclosure; and

     - the accuracy and completeness of information provided for inclusion in this document.

In addition, Exabyte represents and warrants as to certain other matters, including filings with the SEC and certain matters related to the issuance of common stock in the merger and the sale of Series H preferred stock.

CONDITIONS TO COMPLETION OF THE MERGER

     Mutual Closing Conditions. The obligations of Exabyte, Merger Sub and Ecrix to complete the merger are subject to the satisfaction or, to the extent legally permissible, waiver of the following conditions:

     - approval of the merger and related transactions by the stockholders of Exabyte and Ecrix;

     - accuracy as of the closing of the merger of the representations and warranties made by the other party to the extent specified in the merger agreement;

     - performance in all material respects by the other party of the obligations required to be performed by it at or prior to the closing of the merger;

                                       3-34

                                                                   CHAPTER THREE

     - all approvals necessary for the consummation of the transactions contemplated by the merger agreement will have been obtained;

     -  absence of legal prohibition on the completion of the merger;

     - absence of court order or litigation pending that would prevent the consummation of the transactions contemplated by the merger agreement;

     - absence of a material adverse effect on Exabyte or Ecrix during the period from the date of execution of the merger agreement until the closing of the merger; and

     - the SEC will have declared effective the registration statement of which this proxy statement/ prospectus forms a part.

     Additional Closing Conditions for Exabyte's Benefit. Exabyte's obligation to complete the merger is subject to the following additional conditions:

     -  Ecrix shall have delivered to Exabyte executed affiliate letters;

     - all rights of first refusal, co-sale rights and registration rights will have terminated;

     - holders of no more than 20% of the outstanding shares of Ecrix common stock will have exercised dissenter's rights;

     -  Ecrix will have received any required consents to the merger;

     - Exabyte will have received the initial $1,500,000 bridge loan contemplated by the merger agreement;

     - the certificate of designation with respect to the Series H preferred stock will have been properly filed with the Delaware Secretary of State;

     - the Series H investors will have executed and delivered lock-up agreements restricting their ability to resell shares of Exabyte received in the merger; and

     - the investors and Mr. Rodriguez will have purchased at least $9.4 million of the Series H preferred stock as contemplated by the merger agreement.

     Additional Closing Conditions for Ecrix's Benefit. Ecrix's obligation to complete the merger is subject to the following additional conditions:

     - shares of Exabyte's common stock issuable pursuant to the merger will be authorized for listing on the Nasdaq National Market; and

     - consent of Congress Financial Corporation obtained in the Third Amendment to Loan and Security Agreement, Waiver and Consent entered into among Exabyte and Congress shall not have been revoked or modified.

CERTAIN COVENANTS

     Each of Exabyte and Ecrix has undertaken certain covenants in the merger agreement. The following summarizes the more significant of these covenants.

     Certain Mutual Covenants. The merger agreement contains certain mutual covenants, the more significant of which obligate each of Exabyte and Ecrix to do the following:

     - operate business in the ordinary course of business and not take certain actions described below under "Interim Operations of Exabyte and Ecrix;"

     - grant access to each other's properties, books and records for due diligence review purposes;

                                       3-35

                                                                   CHAPTER THREE

     - prepare and file with the SEC the registration statement on Form S-4 of which this proxy statement/prospectus is a part;

     -  comply with their obligations under a mutual confidentiality agreement;

     -  promptly notify one another of certain material events;

     - use best efforts to close the merger and the transactions contemplated by the merger agreement;

     - refrain from issuing any press release regarding the merger agreement without the other's prior consent;

     - refrain from soliciting, entering into or engaging in discussions with others regarding any alternative takeover proposal; provided, however, these actions are permitted in response to unsolicited offers so long as prior to doing so the applicable Board of Directors determines in good faith that such actions are necessary to comply with its fiduciary duties to stockholders (see "Termination, Amendment and Waiver" below);

     - notify one another regarding the existence of any takeover proposal and the terms and status of any such proposal;

     - use commercially reasonable efforts to acquire all regulatory and other approvals necessary in order to consummate the merger and the transactions contemplated pursuant to the merger agreement; and

     - seek the approval by their stockholders of the merger and the related transactions, to the extent required, and to recommend their approval.

     Certain Covenants of Exabyte. In addition to the mutual covenants described above, Exabyte has undertaken to perform the following covenants pursuant to the merger agreement:

     - prepare and file a proxy statement to be used in connection with a meeting of its stockholders held for the purpose of approving the merger and the related transactions;

     - apply for listing on the Nasdaq National Market the shares of Exabyte common stock to be issued in connection with the merger;

     - from and after the closing of the merger, Exabyte will assume all Ecrix indemnification obligations set forth in Ecrix's governing documents and cause all employees of the surviving corporation to be eligible for participation in all Exabyte benefit plans available to similarly situated Exabyte employees. Exabyte is not prohibited from terminating any employee or modifying or terminating any benefit plan; and

     - refrain from revoking or amending the amendment to its Rights Agreement adopted in connection with the merger. See "Amendment to Shareholder Rights Plan" below.

     Certain Covenants of Ecrix. In addition to the mutual covenants described above, Ecrix has undertaken pursuant to the merger agreement to furnish Exabyte with a list prior to the closing of the merger that identifies those stockholders that have requested appraisal rights under Delaware law.

     Interim Operations of Exabyte and Ecrix. Each of Exabyte and Ecrix has undertaken a separate covenant that places restrictions on it until either the effective time of the merger or the merger agreement is terminated. In general, Exabyte and Ecrix are required to conduct their business in the ordinary course consistent with past practice and to use their reasonable best efforts to preserve intact their business organizations and relationships with third parties. Each company is restricted from doing any of the following:

     - amending its Certificate of Incorporation or Bylaws, except in the case of limiting dividends payable on preferred stock or satisfying existing dividend obligations;
                                       3-36

                                                                   CHAPTER THREE

     - issuing or disposing of equity securities, options or other securities convertible into or exercisable for equity securities and any assets of the company except to a limited extent to employees or directors and except in the ordinary course of business;

     -  declaring dividends with respect to any capital stock;

     - reclassifying, combining, splitting, subdividing, redeeming or purchasing its capital stock, except to a limited extent to employees or directors;

     - acquiring any other entity or assets (except in the ordinary course), incurring any debt in excess of specified amounts or lease financings in excess of specified amounts, making any capital expenditures other than as contemplated by a mutually agreed upon budget, entering into any contract in excess of a specified amount, entering into any agreement pursuant to which the cash obligation exceeds a specified amount or which is not terminable upon 60 days' or less notice, or licensing any intellectual property;

     - increasing employee, director or officer compensation or benefits (except for certain limited amounts for the purpose of retaining key employees) or creating or amending any benefit plan;

     -  changing its accounting policies, except as required by GAAP;

     - making tax elections or settling any tax liability except in certain circumstances;

     - paying, discharging or satisfying material claims, liabilities or obligations, or prepaying obligations with certain fixed maturities, except in the ordinary course;

     - loaning or advancing any amount, transferring or leasing any properties or assets or entering into any agreement with any company officers, directors or employees, subject to certain exceptions;

     - taking any action resulting in loss of or contract cancellation by any customer, supplier or licenser, subject to certain monetary limits;

     - forgiving or canceling any indebtedness or waiving any claims or rights of material value including indebtedness of any company stockholder, officers, director, employee or affiliate, except in the ordinary course; and

     - knowingly taking any action that would make any representation or warranty by it inaccurate in any material respect.

     In addition to the mutual restrictions listed above, Ecrix is restricted from selling, transferring or disposing of material assets in excess of certain monetary thresholds, except in the ordinary course of business.

TERMINATION, AMENDMENT AND WAIVER

     Right to Terminate. The merger agreement may be terminated at any time prior to the closing in any of the following ways:

     (a) By mutual written consent of Exabyte and Ecrix;

     (b) By either Exabyte or Ecrix if the merger has not been consummated by December 31, 2001; provided that neither party can terminate the merger agreement if the failure to consummate the merger is caused by the party attempting to terminate;

     (c) By either Exabyte or Ecrix if the merger is illegal or prohibited by law;

     (d) By Ecrix if Exabyte breaches any representation or warranty and does not cure such breach within 30 days of notice thereof and such breach has resulted in a Parent Material Adverse Effect (as defined in the merger agreement);

                                       3-37

                                                                   CHAPTER THREE

     (e) By Ecrix if the votes required of holders of Exabyte capital stock necessary to approve the merger are not received;

     (f) By Exabyte if the votes required of holders of Ecrix capital stock necessary to approve the merger are not received;

     (g) By Exabyte if Ecrix breaches any representation or warranty and does not cure such breach within 30 days of notice thereof and such breach has resulted in a Company Material Adverse Effect (as defined in the merger agreement); or

     (h) By Exabyte or Ecrix if:

      - the board of directors of the terminating party has authorized entering into a definitive agreement to acquire the terminating party on terms that a majority of the members of such board have determined in good faith, after taking into account the advice of its independent financial advisors, to be more favorable to the terminating party and its stockholders than the merger and the related transactions (and any revised proposal made by the non-terminating party), and such superior proposal has, to the extent required, financing fully committed, or the board of directors of the terminating party has determined that such financing is reasonably likely to be available; and

      - the terminating party has paid the termination fee described below under "Termination Fee."

     Effect of Termination. If the merger agreement is validly terminated, the agreement will become void without any liability on the part of Exabyte or Ecrix, except that the confidentiality, best efforts, termination and general provisions of the merger agreement shall continue to apply following such termination.

     Termination Fee. If either party terminates the merger agreement as described in paragraph (h) under "Right to Terminate" above, the terminating party shall pay the non-terminating party a termination fee of $1 million. In addition, Exabyte shall immediately repay the promissory notes issued on the date of execution of the merger agreement if it terminates the merger agreement for any of the reasons described in paragraphs (a) through (d), (f) or (h) under "Right to Terminate" above.

GENERAL PROVISIONS

     The representations and warranties contained in the merger agreement will not survive past the closing of the merger.

     Each party will pay its own fees and expenses relating to the merger and the transactions contemplated by the merger agreement.

     The merger agreement may be amended with the consent of the parties; provided, however, that no such amendment will be made if such amendment requires further stockholder approval until such approval is received.

     Ecrix employees are intended to be third party beneficiaries of Exabyte's obligations concerning the provision of employee compensation benefits, severance and indemnification following the merger to the extent applicable to such employees.

AMENDMENT TO SHAREHOLDER RIGHTS PLAN

     Exabyte currently has a shareholder rights plan intended to deter a hostile takeover. A description of this plan is included in this Chapter under "Description of Exabyte Capital Stock." In connection with the merger, the Exabyte Board adopted an amendment to the rights agreement that governs the shareholder rights plan. This amendment excludes from the definition of acquiring person the investors in Exabyte Series H preferred stock so long as in the aggregate they hold no more than 49.999% of the total common
                                       3-38

                                                                   CHAPTER THREE

shares (as defined in the plan) outstanding or 20 million shares, whichever is greater; except that each investor is deemed an acquiring person if they hold, together with their affiliates and associates, 25% of the outstanding common shares in the case of Meritage, and 20% of the outstanding common shares in the case of any investor other than Meritage.

                   RESALE OF EXABYTE SHARES AFTER THE MERGER

     This document does not cover any resales of the Exabyte common stock to be received by Ecrix stockholders upon completion of the merger, and no person is authorized to make any use of this document in connection with any such sale.

     All shares of Exabyte common stock received by Ecrix stockholders in the merger will be freely transferable, except that shares of Exabyte common stock received by persons who are deemed to be "affiliates" of Ecrix under the Securities Act of 1933, as amended, at the time that Ecrix has received sufficient stockholder consents to consummate the merger transaction may be resold by them only in transactions permitted by Rule 145 under the 1933 Act or as otherwise permitted under the 1933 Act. Persons who may be deemed to be affiliates of Ecrix for such purposes generally include individuals or entities that control, are controlled by or are under common control with Ecrix and include directors and executive officers of Ecrix. The merger agreement requires Ecrix to deliver to Exabyte before closing a written agreement from each of its affiliates to the effect that such persons will not offer, sell or otherwise dispose of any of the shares of Exabyte common stock issued to them in the merger in violation of the 1933 Act or the related SEC rules. The merger agreement also requires that the investors in Exabyte Series H preferred stock deliver before closing a written agreement that such persons will not sell any of the Series H preferred stock, nor any of the underlying common stock into which it is convertible, for 90 days following the merger, not more than one-third within 180 days following the merger and not more than two-thirds within 270 days following the merger.

                                THE BRIDGE LOAN

     This following information summarizes certain material aspects of the Loan and Security Agreement among Exabyte and certain investors in Ecrix and related agreements. This summary does not provide a complete description of all the terms and conditions of the Loan and Security Agreement and related agreements. The following summary is qualified in its entirety by reference to the complete text of the Loan and Security Agreement and related agreements which are exhibits to the registration statement of which this proxy statement/prospectus is a part.

INITIAL LOAN AMOUNTS AND LENDERS

     Pursuant to the Loan and Security Agreement, on August 23, 2001, the lenders loaned Exabyte an aggregate amount of $1.5 million. Specifically, the lenders and the amount of their respective initial loans to Exabyte are as follows:

                 LENDER                    AMOUNT OF INITIAL LOAN
Meritage Private Equity Fund, L.P.              $854,885.24
Centennial Fund V, L.P.                          $56,023.97
Centennial Entrepreneurs Fund V, L.P.             $1,680.72
Centennial Fund VI, L.P.                        $376,248.87
Centennial Entrepreneurs Fund VI, L.P.           $11,287.47
Centennial Holdings I, LLC                        $7,524.98
William J. Almon, Sr.                           $192,348.75

                                       3-39

                                                                   CHAPTER THREE

CONTINGENT LOANS


     The lenders made additional loans in the aggregate amount of $500,000 to Exabyte on October 9, 2001, two days after Exabyte certified to the lenders that certain conditions had been met. These conditions are enumerated in the section titled "Interests of Directors and Executive Officers in the Merger -- Bridge Loans" on page 3-27.



     The lenders made additional loans in the following amounts:



               LENDER                  AMOUNT OF CONTINGENT LOAN
Meritage Private Equity Fund, L.P.            $284,961.74
Centennial Fund V, L.P.                        $18,674.66
Centennial Entrepreneurs Fund V,
  L.P.                                            $560.24
Centennial Fund VI, L.P.                      $125,416.29
Centennial Entrepreneurs Fund VI,
  L.P.                                          $3,762.49
Centennial Holdings I, LLC                      $2,508.33
William J. Almon, Sr.                          $64,116.25


SECURITY

     As security for the payment by Exabyte of the amounts due pursuant to the Loan and Security Agreement, Exabyte granted a security interest to the lenders in its accounts, general intangibles, monies, securities, intellectual property, inventory, records and products and proceeds of the foregoing. The security interest is subordinated to the first priority lien of Congress Financial Corporation granted by Exabyte pursuant to a loan agreement for a line of credit with Congress.

NOTES

     To evidence the amounts of the initial loans, Exabyte issued to each lender a 12% subordinated secured convertible note in the principal amount of each lender's initial loan. If the lenders make the contingent loans described above, Exabyte will issue to each lender notes identical to those for the initial loans. Interest accrues on the notes at the rate of 12% per annum, compounded quarterly, subject to adjustment as described below. Interest is payable on the date the principal of the note becomes due and payable; provided that, if the stated maturity date of the note is extended upon termination of the merger agreement as described below, interest will be payable quarterly and at maturity. The stated maturity date of the notes is December 31, 2001. On the closing of the merger, the then outstanding principal amount of the notes and all accrued and unpaid interest will be credited against each lender's total purchase price for the shares of Exabyte's Series H preferred stock which the lender will be purchasing under the merger agreement.

     If an event of default under the Loan and Security Agreement has occurred and is continuing, or if Exabyte defaults on its obligations under the notes, the interest rate will be increased by 6% per annum until the default has been cured. The interest rate will be further increased by 1% per annum for each 90-day period that the default continues without cure.

     The outstanding principal amount of the note and accrued interest will be convertible at the option of the lender into shares of Exabyte common stock for 30 days following any termination of the merger agreement (a) by Ecrix for any reason other than the intentional breach of the merger agreement by Exabyte or
(b) by Exabyte as a result of the intentional breach of the merger agreement by Ecrix. The notes contain certain anti-dilution provisions providing that upon certain actions of Exabyte, the number of shares into which the notes will be converted will be adjusted. Upon conversion of the notes, the number of shares of common stock to be issued will be equal to one share of common stock for each $.80 (or $8.00 if the maximum 1:10 proposed reverse stock split is effected) in principal amount of the note and accrued interest being converted. If a lender does not elect to convert its note within the 30-day time

                                       3-40

                                                                   CHAPTER THREE

period, then the stated maturity date of the note will be automatically extended to August 22, 2002 and the interest rate on the note will increase to 15% as of the termination date of the merger agreement, and will continue to increase by an additional 1% per annum for each 90-day period until the stated maturity date. If both (x) the merger has not been consummated by December 31, 2001 and
(y) the merger agreement has not been terminated on or prior to that date, then the stated maturity date will be extended to the earlier to occur of (i) the date the merger is consummated or (ii) the date the merger agreement is terminated.

REPRESENTATIONS AND WARRANTIES

     Exabyte has made representations and warranties to the lenders in the Loan and Security Agreement. The most significant of these representations and warranties relate to:

     -  the locations of the offices of Exabyte;

     -  perfection and priority of liens;

     -  title to collateral;

     -  organization and qualification;

     -  corporate authorization to enter into the contemplated transactions;

     -  enforceability;

     - no conflict with organizational documents, law or certain agreements as a result of the contemplated transactions;

     - governmental and third-party approvals required in connection with the contemplated transactions;

     - the accuracy and completeness of financial statements and books and records;

     - absence of certain changes or events since a specified balance sheet date;

     -  absence of litigation;

     -  ownership of accounts;

     -  solvency; and

     - the accuracy in all material respects of the representations and warranties contained in the merger agreement.

COVENANTS

     The Loan and Security Agreement contains certain covenants with which Exabyte is obligated to comply, the more significant of which obligate Exabyte to do the following:

     - refrain from creating or permitting to exist liens on the collateral, other than certain liens permitted by the Loan and Security Agreement;

     - refrain from incurring debt, other than certain debt permitted by the Loan and Security Agreement;

     - refrain from (a) merging with other persons (other than the merger contemplated by the merger agreement with Ecrix) or (b) selling or transferring stock (other than its own), indebtedness or assets, except as permitted under the Loan and Security Agreement;

     - refrain from making loans or guaranteeing indebtedness, except as permitted under the Loan and Security Agreement;

                                       3-41

                                                                   CHAPTER THREE

     -  refrain from declaring or paying dividends or redeeming stock;

     - keep accurate books and records and deliver periodic financial statements to the lenders;

     -  notify the lenders of material litigation or events of default;

     - maintain its offices where currently located, except as permitted under the Loan and Security Agreement;

     -  maintain insurance;

     -  maintain and pay taxes on its equipment and inventory; and

     - upon an event of default which is continuing, at the request of the lenders, notify its account debtors to make payments to the lenders.

EVENTS OF DEFAULT

     Events of default under the Loan and Security Agreement include the following:

     - Exabyte's failure to pay any installment of principal when due or any installment of interest within 5 days after it is due;

     - Exabyte's failure or refusal to perform any covenant (other than as described immediately above) within 15 days after notice by a lender to Exabyte of such default;

     - Any judgment for the payment of money is rendered against Exabyte in excess of $165,000 in any one case or in excess of $220,000 in the aggregate and remains undischarged for a period in excess of 30 days, or execution is not stayed, or any judgment other than for the payment of money in excess of the above amounts is rendered against Exabyte or its assets;

     - Any representations or warranties prove to have been untrue in any material respect;

     - Other than with respect to accounts payable of Exabyte which were overdue on the date of the Loan and Security Agreement, the default by Exabyte under any instrument under which indebtedness for borrowed money (other than the loans) having an aggregate principal amount of $330,000 or more has been issued, and the default has continued for a period of time sufficient to permit the acceleration of the maturity of such indebtedness;

     - Exabyte commences a voluntary case in bankruptcy or makes an assignment for the benefit of creditors or fails to pay debts as they come due; or

     - An involuntary case in bankruptcy is filed against Exabyte and remains undismissed for 60 days.

SUBORDINATION AND INTERCREDITOR AGREEMENT

     Under the Congress loan agreement, Exabyte is prohibited from incurring additional indebtedness of the type provided by the bridge lenders. As consideration for Congress' consent to the bridge loans, Congress required that the bridge lenders and Exabyte enter into a subordination and intercreditor agreement, dated August 22, 2001.

     The subordination and intercreditor agreement provides that the obligations of Exabyte to the bridge lenders (the "junior obligations") and the liens granted by Exabyte to the bridge lenders (the "junior liens") are subordinate and junior to the right of payment and priority of the obligations of Exabyte to Congress (the "senior obligations") and the liens granted by Exabyte to Congress (the "senior liens"). Exabyte is prohibited from making any payments to the bridge lenders other than the conversion of the

                                       3-42

                                                                   CHAPTER THREE

junior obligations to equity of Exabyte, and regularly scheduled payment obligations to the bridge lenders, so long as on the date of, and after giving effect to the payment to the bridge lenders:

     - Exabyte's Excess Availability (as defined in the Congress loan agreement under its line of credit) is greater than or equal to $500,000; and

     - No default or event of default would have occurred under the Congress loan agreement.

Exabyte may, however, make any payments that would not cause the Excess Availability to be less than $500,000 and would not cause the occurrence of a default or event of default under the Congress loan agreement. In addition, Exabyte may make payments of interest to the bridge lenders so long as no payment default under the Congress loan agreement has occurred and is continuing.

     If Exabyte defaults under the Loan and Security Agreement, the bridge lenders are to send a copy of their default notice to Congress. The bridge lenders are not to exercise any of their rights or remedies under the Loan and Security Agreement or take any action against the collateral until the earliest of (a) twenty days after Congress receives the notice of default, (b) September 30, 2003, (c) the exercise by Congress of any acceleration or foreclosure available to it, (d) the occurrence of a bankruptcy or insolvency proceeding, or
(e) all of the obligations to Congress have been paid in full. If there has been a default under the Congress loan agreement, Congress has the right to block the bridge lenders from exercising their remedies or taking any action against the collateral until September 30, 2003.

THIRD AMENDMENT TO LOAN AND SECURITY AGREEMENT, WAIVER AND CONSENT

     In connection with the Loan and Security Agreement, Congress and Exabyte entered into a Third Amendment to Loan and Security Agreement, Waiver and Consent dated August 22, 2001 (the "third amendment"). Pursuant to the third amendment, Congress waived any defaults or events of default arising under the Congress loan agreement as a result of Exabyte's failure to maintain its Tangible Net Worth at levels required under the Congress loan agreement for each of the quarters ended March 31, 2001 and June 30, 2001. In addition, the parties amended the Tangible Net Worth requirements of Exabyte on a going-forward basis.

     In addition, Congress waived any covenants in the Congress loan agreement to the extent they would be deemed violated solely due to the execution, delivery and performance by Exabyte of the Loan and Security Agreement and the merger agreement, and the consummation of the merger and the issuance of Exabyte's Series H preferred stock to the bridge lenders and the other proposed investors. The waiver of Congress in regard to the merger is subject to several conditions, including that: the representations and warranties in the Congress loan agreement, the merger agreement and related documents are true and correct as of the date of the waiver; no default occurs under the merger agreement unless the default has been waived; each of the conditions to the merger agreement have been met to the reasonable satisfaction of the parties and Congress; Exabyte will have made the changes to the agreements with Congress as may be reasonably required to reflect the consummation of the merger; and Congress is provided a certificate regarding the solvency of Exabyte after giving effect to the merger in form and substance satisfactory to Congress, executed by Exabyte's Chief Financial Officer. The third amendment also provides that Exabyte is not to borrow funds under the Congress loan agreement to pay the termination fee or any similar fee required by the merger agreement.

                    SALE OF EXABYTE SERIES H PREFERRED STOCK

GENERAL

     Certain stockholders in Ecrix have agreed to purchase 9.65 million shares of Exabyte's Series H Convertible Preferred Stock for $1.00 per share (or 965,000 shares for $10 per share if a maximum 1:10 reverse stock split is approved and effected) for an aggregate price of $9.65 million. Of that amount,
                                       3-43

                                                                   CHAPTER THREE

9.4 million shares of Series H preferred stock are being purchased under the merger agreement, and the remaining 250,000 shares of Series H preferred stock are the subject of a separate purchase agreement between Exabyte and Mr. Rodriguez. All unpaid principal plus any unpaid accrued interest on the bridge loan, which were made by some of the Series H investors, will be credited against such investors' aggregate total purchase price for the Series H shares being purchased by them. The number of Series H shares, the purchase price for Series H shares and the Series H conversion price shall be proportionately increased or decreased in the event of any stock split, stock dividend, issuance of convertible securities or other similar events including the proposed reverse stock split described in Chapter Seven. Exabyte is issuing these shares in a non-public offering. Each Series H investor has represented to Exabyte that it is an accredited investor, as that term is defined in Regulation D under the Securities Act of 1933.

DESCRIPTION OF SERIES H PREFERRED STOCK

     Voting Rights. Holders of the Series H shares will vote with the holders of outstanding shares of the common stock of Exabyte (and not as a separate class) at any annual or special meeting of the stockholders of Exabyte. Each holder of Series H shares will be entitled to a number of votes equal to the whole number of shares of common stock into which the holder's aggregate number of Series H shares are convertible into immediately after the close of business on the record date fixed for any meeting of stockholders.

     Liquidation Preference. Upon any liquidation, dissolution or winding up of Exabyte, before any distribution or payment is made to holders of common stock of Exabyte and any other stock of Exabyte that is not expressly senior to in any right of payment to the Series H preferred stock, the Series H preferred stock will be entitled to be paid as a preferential payment an amount equal to the product of each then outstanding Series H share times $1.00 (or $10.00 if the maximum 1:10 proposed reverse split is effected). The Series H shares are pari passu to the outstanding Series G Preferred stock. After payment in full of the liquidation preference of the Series H preferred and any other outstanding series of preferred stock, any remaining assets shall be distributed pro rata, among the holders of the common stock and any convertible preferred stock on an as-converted basis.

     No Dividends.  No dividends are payable on the Series H shares.

     Redemption Rights. Commencing on the second anniversary of the date on which the Series H shares are issued, Exabyte will have the option to redeem some or all of the then outstanding Series H shares at a price per share equal to $3.00 ($30.00 if a maximum 1:10 reverse stock split is effected), if the closing price of Exabyte's common stock on each of the 30 consecutive trading days prior to the date that Exabyte seeks to redeem Series H shares is greater than $3.00 per share ($30.00 if a maximum 1:10 reverse stock split is effected). Any redemption of less than all of the Series H shares must be on a proportionate basis.

     Conversion Rights. At the option of the holders, the Series H shares may be converted at any time into fully paid and nonassessable shares of Exabyte common stock. The number of shares of common stock into which Series H shares are converted will be determined by multiplying the Series H conversion rate then in effect by the number of Series H shares being converted. The Series H conversion rate will initially be the original issuance price of the Series H preferred stock (which is $1.00 per share or up to $10.00 if the reverse stock split is approved and effected) divided by the initial conversion price (which is the same amount), resulting in a conversion ratio of 1:1, subject to adjustment for future stock splits, stock combinations, stock dividends, or similar transactions affecting the Series H shares.

     Rights of Holders of Series H Shares. Exabyte may not, without first obtaining the affirmative vote or written consent of the holders of not less than a majority of the outstanding shares of the Series H

                                       3-44

                                                                   CHAPTER THREE

shares, which consent in each case shall not be unreasonably withheld or delayed, take any of the following actions:

          (a) any amendment or change of the rights, preferences, privileges or powers of, or the restrictions provided for the benefit of, the Series H shares that adversely affects the rights, preferences, privileges or powers of the Series H shares;

          (b) any creation or issuance of shares of any class of stock having preferences superior to the Series H shares;

          (c) a reclassification of outstanding shares into shares having preferences or priorities as to dividends or assets senior to the preference of the Series H shares;

          (d) any amendment of Exabyte's restated certificate of incorporation that adversely affects the right of the Series H shares; or

          (e) any Acquisition or Asset Transfer. For this purpose, "Acquisition" means any merger, consolidation, business combination, reorganization or recapitalization of Exabyte in any single transaction or series of related transactions in which the stockholders of Exabyte immediately prior to such transaction own less than 50% of the voting power of Exabyte immediately after such transaction or any transaction or series of related transactions in which capital stock representing in excess of 50% of Exabyte's voting power is transferred. An "Asset Transfer" means any sale, lease or other disposition of all or substantially all of Exabyte.

REGISTRATION RIGHTS OF SERIES H INVESTORS

     In connection with the purchase of the series H preferred stock, Exabyte and the investors will enter into a registration rights agreement pursuant to which Exabyte will agree to register the investors' Exabyte common stock (including the Exabyte common stock underlying the series H preferred stock). Exabyte and Mr. Rodriguez intend to obtain the concurrence of the investors so that Mr. Rodriguez will be added as a party to the registration rights agreement. This Exabyte common stock is also called the "registrable securities." Under this agreement, holders of not less than a majority of the outstanding registrable securities, at any time commencing 90 days after the issuance of the Series H preferred stock, may demand that Exabyte effect a registration under the Securities Act on Form S-1 or any similar form covering the sale of at least 33% of the registrable securities then outstanding, called a "long-form" registration. In addition, if Form S-3 or any similar form is then available, holders of at least 25% of the outstanding registrable securities may demand such a registration covering the sale of at least 10% of the registrable securities then outstanding with an anticipated offering price of $2,500,000 or more, called a "short-form" registration. However, Exabyte is not required to effect a demand registration, among other exceptions, during the period starting with the date of filing and ending on 90 days following the effective date of a registration statement filed by Exabyte relating to a public offering, or if in the good faith judgment of Exabyte's board of directors, such demand registration would interfere with a proposed primary registration of securities by Exabyte or any other material corporate transaction. In each such case, Exabyte may defer the filing of the demand registration statement for a period of up to 180 days and not more than once in any 12-month period. The holders of the registrable securities also have piggyback rights to include registrable securities held by them in any registration statement filed by Exabyte offering securities for its own account or the account of any other security holder.

     Exabyte shall pay all registration expenses, including all registration, qualification or filing fees, printing expenses, escrow fees, fees and disbursements of counsel for Exabyte, Blue Sky fees and expenses, expenses of any regular or special audits incident to or required by such registration and fees and expense of counsel for holders of registrable securities for up to two long-form demand registrations and all short-form demand or piggyback registrations effected on behalf of such holders of registrable securities. Exabyte

                                       3-45

                                                                   CHAPTER THREE

is not required to pay underwriting discounts and selling commissions applicable to the sale of registrable securities.

     Exabyte has agreed to indemnify each holder of registrable securities included in any demand registration or pursuant to the exercise of their piggyback rights against all claims based on any untrue statement or alleged untrue statement of material fact contained in such registration statement except to the extent that such claim is based on or arises out of any untrue statement or omission based upon written information furnished to Exabyte by such a holder of registrable securities. The rights of any holder of registrable securities to have shares registered pursuant to demand or piggyback registration rights terminates at such time as common stock held by the holder or issuable to the holder upon the conversion of Series H preferred stock or other rights may immediately be sold under Rule 144(k) promulgated under the Securities Act and Exabyte's common stock is either listed on a national securities exchange or traded in the Nasdaq National Market System, except that this termination provision does not apply to any holder of such common stock representing more than 5% of the outstanding common stock.

                       ACCOUNTING TREATMENT OF THE MERGER

     The merger will be accounted for by Exabyte using the purchase method of accounting for a business combination.

             MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

     We anticipate that the merger will qualify for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. The discussion below summarizes certain material United States federal income tax consequences of the merger to Ecrix stock for Exabyte stock and, as applicable, cash in lieu of fractional shares of Exabyte stock pursuant to the merger agreement.

     The discussion below is based upon current provisions of the Internal Revenue Code, currently applicable U.S. Treasury regulations promulgated thereunder, and judicial and administrative decisions and rulings. The following discussion is based on certain facts, representations, and assumptions known by Exabyte and Ecrix management as of the date of this document. The discussion is not binding on the Internal Revenue Service or the courts, and there can be no assurance that the Internal Revenue Service or the courts will not take a contrary view. No ruling from the Internal Revenue Service has been or will be sought. Future legislative, judicial or administrative changes or interpretations could alter or modify the statements and conclusions set forth herein, and any such changes or interpretations could be retroactive and could affect the tax consequences of the merger to stockholders of Exabyte and Ecrix.

     The discussion below does not purport to deal with all aspects of federal income taxation that may be relevant to particular stockholders in light of their individual circumstances, and it is not intended for stockholders subject to special tax treatment under federal income tax laws. Stockholders that may be subject to special treatment include, without limitation, financial institutions, tax-exempt organizations, insurance companies, dealers in securities or foreign currencies, foreign holders, persons who hold their Ecrix stock as a hedge against currency risk, a constructive sale, or conversion transaction, stockholders who do not hold their stock as a capital asset, and holders who acquired their shares pursuant to the exercise of employee stock options or otherwise as compensation. The discussion below does not consider the effect of any applicable state, local, or foreign tax laws. In addition, this discussion does not address the tax consequences, if any, of transactions effectuated prior or subsequent to, or concurrently with, the merger (whether or not such transactions are undertaken in connection with the merger).

     The following discussion is not intended to be a complete analysis or description of all potential United States federal income tax consequences or any other tax consequences of the merger. In addition, the discussion does not address the tax consequences which may vary with, or are contingent upon, your
                                       3-46

                                                                   CHAPTER THREE

individual circumstances. ECRIX STOCKHOLDERS ARE STRONGLY URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT, IF ANY, OF FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS ON THEIR PARTICULAR CIRCUMSTANCES.

     Assuming that the merger qualifies as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, then, subject to the assumptions, limitations, and qualifications referred to herein, the merger should result in the following federal income tax consequences:

     - an Ecrix stockholder who exchanges its Ecrix stock for Exabyte common stock will not recognize gain or loss for United States federal income tax purposes, except with respect to cash, if any, received in lieu of a fractional share of Exabyte stock;

     - the aggregate tax basis of a Ecrix stockholder in the Exabyte common stock received in exchange for Ecrix stock pursuant to the merger will be the same as such holder's aggregate tax basis in the Ecrix stock surrendered in the merger, decreased by the amount of any tax basis allocable to any fractional share interest for which cash is received;

     - the holding period for the Exabyte common stock received in the merger by a Ecrix stockholder will include the holding period of the Ecrix stock surrendered in the merger; and

     - an Ecrix stockholder who receives cash in lieu of a fractional share of Exabyte common stock in the merger generally will recognize gain or loss equal to the difference between the amount of cash received and its tax basis in the Ecrix stock that is allocable to the fractional share. The gain or loss generally will be capital gain or loss. In the case of an individual stockholder, capital gain is subject to a maximum tax rate of 20% if the individual has held his or her Ecrix shares for more than 12 months at the effective time of the merger. The deductibility of capital losses is subject to limitations for both individuals and corporations.

     Each Ecrix stockholder will be required to attach a statement to its tax return for the year of the merger that contains the information listed in Treasury Regulation Section 1.368-3(b). Such statement must include the stockholder's tax basis in the Ecrix stock and a description of the Exabyte common stock received therefor, and any other property or money received in the exchange. Each Ecrix stockholder is urged to consult its tax advisor regarding this statement and any other tax reporting obligations.

     The description above does not apply to stockholders who exercise dissenters' rights under Delaware law and who receive payment of the value of such holder's shares of Ecrix stock. An Ecrix stockholder who exercises dissenters' rights with respect to the merger and receives cash for shares of Ecrix stock will generally recognize capital gain (or loss) measured by the difference between the amount of cash received and the stockholder's basis in those shares. The capital gain or loss will be long-term capital gain or loss if the holder's holding period for the shares is more than 12 months.

     If the merger is not a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, each Ecrix stockholder would recognize taxable gain (or loss) with respect to the Ecrix stock surrendered, measured by the difference between:

     - the fair market value as of the time of the merger, of the Exabyte stock received in the merger; and

     - the stockholder's tax basis in the Ecrix stock surrendered in exchange therefor in the merger.

     In such event, a stockholder's aggregate tax basis in the Exabyte common stock so received would equal its fair market value as of the time of the merger and the holding period for such stock would begin the day after the merger.

                                       3-47

                                                                   CHAPTER THREE

     A noncorporate Ecrix stockholder may be subject to backup withholding at a rate of 30.5% on cash payments received in lieu of a fractional share of Exabyte common stock or upon the exercise of appraisal rights. Backup withholding will not apply, however, to a stockholder who:

     - furnishes a correct taxpayer identification number and certifies that it is not subject to backup withholding on the substitute W-9 or successor form included in the letter of transmittal to be delivered to Ecrix stockholders following the completion of the merger;

     - provides a certification of foreign status on Form W-8BEN or successor form (or satisfies certain certification and documentation evidence requirements for establishing that the stockholder is a non-United States person under U.S. Treasury regulations); or

     -  is otherwise exempt from backup withholding.

     Backup withholding is not an additional tax. Rather, the U.S. Federal income tax liability of persons subject to backup withholding will be reduced by the amount withheld. If backup withholding results in any overpayment of taxes, a refund may be obtained from the Internal Revenue Service.

     This discussion is only a general summary of the material federal income tax consequences of the merger. The tax consequences of the merger to you may be different from those summarized above, based on your individual situation. You are strongly urged to consult your own tax advisor as to the specific tax consequences of the merger, including tax return reporting requirements, the applicability and effect of federal, state, local and other applicable tax laws, and the effect of any proposed changes in the tax laws.

                       APPRAISAL RIGHTS FOR STOCKHOLDERS

     Exabyte Stockholders. Holders of Exabyte common stock or preferred stock will not be entitled to appraisal rights in the event that they dissent from the approval of the issuance of the shares of Exabyte common stock and Series H preferred stock in connection with the merger.

     Ecrix Stockholders. If the merger is consummated, subject to certain limitations, any holder of shares of Ecrix common stock or Ecrix preferred stock may, by complying with Section 262 of the Delaware General Corporation Law, require Exabyte upon the merger to purchase such holders' shares of Ecrix stock for cash at their "appraised value," as agreed upon by Exabyte and such stockholder or as determined by the Delaware Court of Chancery together with a fair rate of interest, if any, to be paid.

     To exercise dissenters' appraisal rights under Delaware law, an Ecrix stockholder must be the stockholder of record of the shares of Ecrix stock as to which appraisal rights are to be exercised on the date that the written demand for appraisal described below is made, and the stockholder must continuously hold these shares through the effective time of the merger.

AN ECRIX STOCKHOLDER WHO WISHES TO DEMAND THAT EXABYTE PURCHASE ALL OR A PORTION OF HIS OR HER SHARES OF ECRIX STOCK THAT WERE OUTSTANDING ON THE RECORD DATE FOR CASH AT SUCH VALUE MUST DO THE FOLLOWING WITH RESPECT TO SUCH SHARES:

     1. The stockholder must neither (a) vote in favor of approval of the merger nor (b) consent to the merger in writing pursuant to Section 228 of the Delaware General Corporation Law.

     2. The stockholder must also deliver a written demand for appraisal to Ecrix within twenty days after the date on which a supplement to this prospectus stating that Ecrix stockholders have approved the merger is mailed to the stockholder. This written demand must be separate from any written consent or voting against approval of the merger. Voting against approval of the merger or failing to vote with respect to approval of the merger will not constitute a demand for appraisal within the meaning of Section 262. A stockholder's failure to make the written demand within this 20-day period under Delaware law as described above, will constitute an irrevocable waiver of appraisal rights.
                                       3-48

                                                                   CHAPTER THREE

     An Ecrix stockholder who elects to exercise appraisal rights must mail or deliver the written demand for appraisal to:

                            Ecrix Corporation
                            5525 Central Avenue
                            Boulder, Colorado 80301
                            Attn: Craig G. Lamborn

     The written demand for appraisal must specify the stockholder's name and mailing address and the number of shares of Ecrix common stock and Ecrix preferred stock covered by the demand, and must state that the stockholder is demanding appraisal of its Ecrix shares in accordance with Section 262.

     Within 10 days after the effective time of the merger, the surviving corporation must provide notice of the date of effectiveness of the merger to all Ecrix stockholders who have timely delivered written demands for appraisal and not voted for approval of the merger agreement. Each Ecrix stockholder of record who is eligible to exercise appraisal rights under Delaware law and who has timely delivered a written demand for appraisal to Ecrix and not voted for approval of the merger will be referred to in this section as a dissenting stockholder.

     Within 120 days after the effective time of the merger, any dissenting stockholder will be entitled, upon written request, to receive from the surviving corporation a statement of the aggregate number of Ecrix shares not voted in favor of approval of the merger and with respect to which demands for appraisal have been received by Ecrix, and the aggregate number of holders of those shares. This statement must be mailed to the dissenting stockholder within 10 days after Ecrix receives the dissenting stockholder's written request or within 10 days after expiration of the period for delivery of demands for appraisal, whichever is later.

     Within 120 days after the effective time of the merger, either the surviving corporation or any dissenting stockholder may file a petition in the Delaware Court of Chancery demanding a determination of the value of each share of Ecrix common stock and Ecrix preferred stock of all dissenting stockholders. If a petition for an appraisal is timely filed, then after a hearing on the petition, the Delaware Court of Chancery will determine which of the Ecrix stockholders are entitled to appraisal rights and will then appraise the shares of Ecrix common stock and Ecrix preferred stock owned by those stockholders, by determining the fair value of the shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with the fair rate of interest to be paid, if any, on the amount determined to be the fair value. If no petition for appraisal is filed with the Delaware Court of Chancery by the surviving corporation or any dissenting stockholder within 120 days after the effective time of the merger, then dissenting stockholders' rights to appraisal will cease and they will be entitled only to receive shares of Exabyte common stock in the merger. Any Ecrix stockholder who desires a petition to be filed is advised to file it on a timely basis. No petition timely filed in the Delaware Court of Chancery demanding appraisal will be dismissed as to any Ecrix stockholder without the approval of the Delaware Court of Chancery, and this approval may be conditioned on any terms the Delaware Court of Chancery deems just.

     The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and charged against the parties as the court deems equitable in the circumstances. Upon application of a dissenting stockholder, the court may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including reasonable attorney's fees, and the fees and expenses of experts, be charged pro rata against the value of all shares entitled to appraisal. A dissenting stockholder who has timely demanded appraisal in compliance with Section 262 will not, after the effective time of the merger, be entitled to vote the Ecrix stock that is subject to the demand for any purpose or to receive dividends or other distributions on the Ecrix stock, except for dividends or other distributions payable to stockholders of record at a date before the effective time of the merger.

                                       3-49

                                                                   CHAPTER THREE

     At any time within 60 days after the effective time of the merger, any dissenting stockholder will have the right to withdraw the stockholder's demand for appraisal and to accept the right to receive shares of Exabyte common stock in the merger on the same basis as other Ecrix stockholders. After this 60-day period, a dissenting stockholder may withdraw his or her demand for appraisal only with the consent of the surviving corporation.

     In the event that the aggregate number of shares held by Ecrix stockholders for which appraisal rights may be exercised exceeds 20% of the outstanding shares of Ecrix common stock, Exabyte has the right to terminate the merger agreement. See "The Merger Transactions -- The Merger Agreement -- Conditions to Completion of the Merger" above in this Chapter.

     THE FOREGOING IS MERELY A SUMMARY AND DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF THE APPRAISAL RIGHTS OF STOCKHOLDERS. IT IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE APPLICABLE STATUTORY PROVISIONS OF SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW WHICH ARE SET FORTH IN FULL IN APPENDIX F ATTACHED TO THIS PROXY STATEMENT/PROSPECTUS.

                      DESCRIPTION OF EXABYTE CAPITAL STOCK

     Our restated certificate of incorporation provides for authorized capital stock of 50 million shares of common stock, $.001 par value per share, and 14 million shares of preferred stock, $.001 par value per share.

     We have a staggered board of directors that is divided into three classes. Directors serve for a term of three years each. A director may be removed with cause by a majority of all of the outstanding shares of capital stock entitled to vote generally in the election of directors. A director may only be removed without cause by holders of at least 66 2/3% of all of the outstanding shares of capital stock entitled to vote generally in the election of directors.

COMMON STOCK

     The voting, dividend and liquidation rights of the holders of the common stock are subject to and qualified by the rights of the holders of the preferred stock of any series as may be designated by the Board of Directors upon any issuances of the preferred stock of any series.

     The holders of the common stock are entitled to one vote for each share held at all meetings of stockholders, including the election of directors. There is no cumulative voting, and holders of the common stock do not have preemptive rights.

     Dividends may be declared and paid on the common stock from funds lawfully available therefore as and when determined by the board of directors and subject to any preferential dividend rights of any then outstanding preferred stock.

     Upon dissolution or liquidation of the Company, whether voluntary or involuntary, holders of common stock will be entitled to receive all assets of the Company available for distribution, subject to any preferential rights of any then outstanding preferred stock.

PREFERRED SHARE PURCHASE RIGHTS

     On January 24, 1991, our Board of Directors declared a dividend of one preferred share purchase right for each outstanding share of common stock. The dividend was paid on February 1, 1991 to the stockholders of record on that date, and a right accompanies each common share (as defined in the agreement) issued after that date. Each right entitles the registered holder to purchase from Exabyte one-hundredth of a share of Series A Junior Participating preferred stock of the Company, at a price of
                                       3-50

                                                                   CHAPTER THREE

$75 per one one-hundredth of a share, subject to adjustment for certain events occurring after January 24, 1991. Upon exercise of a Right, the holder is entitled to purchase a number of shares of common stock having a current fair market value equal to two times the purchase price of the Right (currently $75). The purchase price to be paid by the holder for such shares is equal to the purchase price of the Right. The description and terms of the Rights are set forth in a Rights Agreement, dated as of January 24, 1991, between the Company and Fleet National Bank (f/k/a First National Bank of Boston), as Rights Agent, as amended by the First Amendment to Rights Agreement, dated as of August 23, 1995, further amended by the Second Amendment to Rights Agreement, dated as of February 1, 2001, and further amended by the Third Amendment to Rights Agreement, dated as of August 21, 2001. Currently, Exabyte does not have a number of shares of authorized common stock sufficient to permit the full exercise of the Rights. Additional information about this limitation is included in Chapter Seven of this proxy statement/ prospectus.

PREFERRED STOCK

     Our Board of Directors is authorized to provide for the issuance of preferred stock in one or more series and to fix the designation, preferences, powers and relative, participating, optional and other rights, qualifications, limitations and restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption price and liquidation preference and to fix the number of shares to be included in any such series. Any preferred stock so issued may rank senior to the common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. In addition, any such shares of preferred stock may have class or series voting rights.

     We have designated 1,500,000 shares of our authorized capital stock as Series G convertible preferred stock. Our preferred stock ranks senior to our common stock. The terms of the preferred prohibit us from creating a class of securities having preferences senior to the Series G without the prior unanimous consent of the holders of the Series G preferred stock. Holders of the Series G preferred stock, in preference to the holders of Exabyte common stock and any other stock of Exabyte that is not by its terms expressly senior to in right of payment to the Series G preferred stock, collectively referred to as junior stock, shall be entitled to receive dividends, when and as declared by the board of directors, but only out of funds that are legally available therefore. Shares of Series G preferred stock accrue dividends at a rate of 9% per annum and are compounded if not paid on each annual anniversary of the original issue date, April 16, 2001. Dividends must be paid in cash unless prohibited by any agreement in existence on the original issue date, in which case they are payable in a number of shares of common stock calculated by dividing the dividend amount by $2.00 per share.

     In addition to the preferential dividend, holders of the Series G preferred stock are entitled to receive any dividends declared by the board of directors upon shares of common stock or any other junior stock, whether in cash or other property, on an as converted basis.

     Upon any liquidation, dissolution or winding up of Exabyte, holders of Series G preferred stock are entitled to receive, before any distribution or payment made to the holders of any junior stock, an amount equal to the original per share purchase price plus all accrued but unpaid dividends thereon. After payment of the full liquidation preference, the remaining funds and other assets of Exabyte legally available for distribution, if any, shall be distributed pro rata among the holders of the common stock and the Series G preferred stock on an as converted basis.

     Holders of Series G preferred stock vote with the common stock in all matters submitted to a vote of the stockholders, including the election of directors, and may cast a number of votes equal to the number of shares of common stock into which such shares of Series G preferred stock may then be converted. As of the date of this proxy statement/prospectus, the Series G preferred stock may be converted into an aggregate of 1,250,000 shares of common stock. Without the prior approval of all of the shares of Series G

                                       3-51

                                                                   CHAPTER THREE

preferred stock, we are prohibited from taking certain actions, including an asset transfer or acquisition, as those terms are defined in the certificate.

     Each share of Series G preferred stock may be converted, at the option of the holder, into a number of shares of common stock equal to the original issue price of the preferred $2.00, divided by $2.40 per share. The Series G conversion price is subject to adjustment to give effect to any stock split, common stock dividend, reclassification, reorganization or other similar changes in Exabyte capital stock.

     Beginning on April 16, 2003, we can redeem the preferred stock if the closing price of our common stock for the preceding 30 day period is at least equal to the liquidation value of the preferred stock. Initially, the liquidation value is $2.00 per share, subject to adjustment.

     In connection with the proposed merger with Ecrix, we will designate 9.76 million shares of our authorized but unissued capital stock as Series H preferred stock (including 110,000 shares reserved for issuance upon conversion of the promissory note to be issued to Broadview at closing). The rights, preferences and privileges of the Series H preferred stock are described above in this Chapter Three under "Sale of Exabyte Series H Preferred Stock".

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

     Our restated certificate of incorporation expressly states that we have elected to be governed by Section 203 of the Delaware General Corporation Law, which prohibits a publicly held Delaware corporation from engaging in a "business combination", as defined in clause (c)(3) of that section, with an "interested stockholder", as defined in clause (c)(5) of that section, for a period of three years after the date of the transaction in which the stockholder became an interested stockholder.

STOCKHOLDERS MEETINGS

     Special meetings of our stockholders may only be called by the Chairman of the Board, the President, or a majority of our Board of Directors.

NO ACTION BY WRITTEN CONSENT

     Our restated certificate prohibits our stockholders from taking any action by written consent in lieu of a meeting of stockholders.

LIMITATIONS ON LIABILITY OF OFFICERS AND DIRECTORS

     Our restated certificate of incorporation limits the liability of directors to the fullest extent permitted by the Delaware General Corporation Law.

     Article 5 of our by-laws provides that to the fullest extent permitted under the DGCL, Exabyte will indemnify its directors and executive officers, including the advancement of expenses. The by-laws provide, however, that we are not required to indemnify any director or executive officer in connection with any proceeding initiated by such person against Exabyte or its directors, officers, employees or agent, unless such indemnification is expressly required by law, the proceeding was authorized by the Board of Directors or such indemnification is provided by Exabyte in its sole discretion.

     We have also obtained insurance policies that provide coverage for our directors and officers in certain situations, including claims or actions arising under the Securities Act and some situations where we cannot directly indemnify the directors or officers.

     In addition, we have entered into contractual agreements with its directors and executive officers whereby we have agreed to indemnify them against any expenses, amounts paid in settlement or other amounts incurred by such directors or officers by reason of the fact that he was a director or officer, respectively, of Exabyte.
                                       3-52

                                                                   CHAPTER THREE

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

NASDAQ TRADING

     The common stock is listed over-the-counter on the Nasdaq Stock Market's National Market under the trading symbol "EXBT." See "Market Price and Dividend Information" below.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the common stock is EquiServe Trust Company, N.A.

                     MARKET PRICE AND DIVIDEND INFORMATION

     Exabyte's common stock has been traded in the over-the-counter market and has been quoted in the National Market System of the Nasdaq Stock Market under the symbol EXBT since Exabyte's initial public offering on October 19, 1989. For the calendar quarters indicated, the following table shows the high and low trading prices of Exabyte's common stock as reported on Nasdaq.


CALENDAR YEAR                                      HIGH        LOW
---------------------------------------------------------------------
2001
Fourth Quarter through October 5, 2001.........  $ 0.61      $0.50
Third Quarter..................................    1.10       0.30
Second Quarter.................................    2.00       0.75
First Quarter..................................    4.375      1.281
2000
Fourth Quarter.................................  $12.625     $2.4375
Third Quarter..................................   12.625      4.25
Second Quarter.................................    7.5625     3.125
First Quarter..................................   10.875      7.00
1999
Fourth Quarter.................................  $ 9.125     $4.250
Third Quarter..................................    5.09375    3.375
Second Quarter.................................    6.09375    3.6875
First Quarter..................................    6.625      4.04375


On August 22, 2001, the last full trading day prior to the public announcement of the proposed merger, the last reported sale price of Exabyte common stock on the Nasdaq National Market was $0.73 per share.

We are unable to provide information with respect to the market prices of Ecrix common stock, and the equivalent per share market prices of Exabyte common stock have been omitted, because there is no established trading market for shares of Ecrix common stock.

                                       3-53

                                                                    CHAPTER FOUR
                      CHAPTER FOUR -- DESCRIPTION OF ECRIX

     Use in this Chapter Four to "we", "our" or other similar terms is intended to refer to Ecrix Corporation.

                        DESCRIPTION OF ECRIX'S BUSINESS

OVERVIEW

     Ecrix Corporation was founded in April 1996 in Boulder, Colorado to commercialize a new family of high-capacity, high-performance data storage tape drive products. We began shipping products in May 1999, with general availability in September 1999. Ecrix's tape storage products are based on a technology called VXA(R) which incorporates variable speed, overscanning technology and discrete packet formats. This VXA(R) architecture incorporates new, patentable technologies that result in improvements in tape drive reliability and permit Ecrix to build cost-effective products.

     In addition to tape drives, we also sell media tape for use in our tape drives, and tape autoloaders and libraries. Our customers use our tape data storage products for their computer systems, networks and workstations, primarily for data backup and archival applications.

PRODUCTS

     Tape Drives.

     Our VXA(R)-1 tape drive, is an 8mm helical scan tape drive that offers up to 66 Gigabytes ("GB") of compressed capacity (assuming a 2:1 compression ratio) (33 GB uncompressed) and a data transfer rate of 6 Megabytes per second ("MB/s") compressed (3 MB/s uncompressed). The VXA(R)-1 drive has three different interfaces including, SCSI, ATAPI and Firewire. These different interfaces allow our tape drive to communicate to different host computers.

     We plan to introduce our second generation product, the VXA(R)-2 in the first quarter of 2002. The VXA(R)-2 will deliver 160 GB of compressed capacity (80 GB uncompressed) and a transfer rate of 12 MB/s (6 MB/s uncompressed). The third generation VXA(R)-3 will offer 320 GB of compressed capacity (160 GB uncompressed) at 20 MB/s compressed (10 MB/s uncompressed). The VXA(R)-3 is currently scheduled for introduction approximately 18 months after VXA(R)-2.

     We have also introduced a VXA(R) RakPak(TM), a rack-mountable tape subsystem that packages two VXA(R)-1 tape drives in a single rack unit. The RakPak(TM) stores up to 132 GB of data at a transfer rate of 12MB/s (2 drives assuming 2:1 compression ratio).

     Streaming Technology. Our VXA(R) technology is best understood by contrasting VXA(R) technology with other existing tape drive technology. The technology used in all other tape drives currently commercially available incorporates a technique known as "streaming." In streaming drives, data is recorded on tape in "tracks", thousands of bytes long, which must be read from end-to-end in a single pass of a read head. Tape passes over a read head and the read head reads data from the tape. Streaming tape technologies require track-following to maintain proper head-to-track alignment while the tape track is read in its entirety at a fixed tape speed. The drive mechanism and media tolerances must be tightly controlled to maintain a precise alignment between the path of the head and the data tracks written on the tape. If the track is distorted (curved or tilted), or if the angle of the track differs from the angle of the path of the read head, the tracking control is not effective in managing the head-to-track placement and a data error occurs.

     While streaming tape drives are designed to operate efficiently at a constant tape speed and data transfer rate, the host system seldom sends or receives at the specific fixed rate the tape drive expects.

                                       4-1

                                                                    CHAPTER FOUR

This is because data is transmitted in "bursts," resulting in fluctuating transfer rates. Whenever the flow of data is interrupted, the drive stops the tape, backs up, accelerates to the appropriate speed, and then continues the data transfer in the same orientation as before. This process, known as "backhitching," consumes job time, reducing effective data throughput and increasing back-up or restore job times. Backhitching also introduces high-tension forces which accelerate media wear and distort the tape. Over time, this continual wear on the media can lead to degradation in data reliability.

     In addition to the impaired performance caused by backhitching, streaming devices have become more expensive. To achieve higher drive speeds, conventional tape drive manufacturers have relied on increasingly complex designs. The architecture of streaming tape drives grows more and more complex as capacity (track density) and data transfer rates are increased, requiring costly, high-precision mechanical and state-of-the-art electrical components.

     VXA(R) Technology. VXA(R) incorporates three innovations in tape drive data storage: discrete packet format, variable speed operation and OverScan(TM) operation.

     Discrete packet format. Discrete packet format organizes each track of the VXA(R) tape into small digital data packets with each packet containing 64 bytes of information. Rather than read a track from end-to-end in one pass, discrete packet format allows each packet to be read independently and at different times and reassembled later in a data buffer. This data arrangement allows tapes to be read backwards as well as forwards.

     Variable speed operation. Variable speed operation is a real-time speed adjustment to match the tape drive speed to the host computer's data throughput, eliminating backhitching and associated delays and wear on media caused by data-rate-matching problems. Variable speed operation optimizes backup and restore times without compromising data integrity or tape drive reliability.

     OverScan(TM) operation. OverScan(TM) operation eliminates the drive's dependence on critical alignment geometry between the tape path and the recording head. The area scanned by the heads is greater than the recorded area ensuring that all data packets are read at least once even when the track is not aligned or distorted. This results in a reduction in the number of errors during data retrieval and interchange. OverScan(TM) operation also makes the drive and alignment systems simpler and easier to manufacture.

     Because the VXA(R) architecture does not rely on the precise alignment of heads and data tracks to write and read data reliably, the need for expensive, state-of-the-art components and the precision mechanical parts used by other devices is eliminated. VXA(R) products incorporate many less expensive components which reduces the product's cost. We believe that the VXA(R) design is a low cost, competitive alternative to competing products when compared on the bases of performance, functionality and reliability.

     Media Products.

     The recording media used in our VXA(R) products is 8mm Advanced Metal Evaporated tape, the same media used in many data storage applications and consumer digital video products. The tape is encased in a proprietary package that allows recognition by VXA(R) tape drives. We have developed three VXA(R) media products, the V-6, V-10 and V-17 with data capacities ranging from 24GB to 66GB, assuming a 2:1 compression ratio. In addition, we sell a cleaning cartridge. We will also sell a longer length cartridge, the V-23, in connection with VXA(R)-2.

     Tape Autoloaders and Libraries.

     We cooperate with third party manufacturers and suppliers of tape libraries and autoloaders that are developing VXA(R) compatible automation products. In April 2000, we introduced our AutoPak(TM) entry-level VXA(R)-1 based library. The initial AutoPak(TM) offering featured one VXA(R)-1 tape drive (expandable to two drives) holding 15 tape cartridges for up to 990 GB of data storage capacity (at 2:1 compression). In March 2001, we began offering our own VXA(R) AutoPak(TM) 2x30, a library for data storage tape
                                       4-2

                                                                    CHAPTER FOUR

products. The newest VXA(R) AutoPak(TM) can store nearly two terabytes of data in a compact enclosure. The VXA(R) AutoPak(TM) 2x30 is a fully automated library for workgroups, small to medium enterprise networks and midrange servers. The VXA(R) AutoPak(TM) allows users to automate system backup, spend time on other tasks and allocate their savings to other system components.

CUSTOMER SUPPORT

     We believe that by providing our customers with direct access to responsive, knowledgeable Ecrix personnel, we will promote a strong, positive image for our company and our products.

     Technical Support. Technical support provides a single, technically knowledgeable contact for customers. Technical support activities are organized into four stages: pre-sales, evaluation, integration and post-sales. During pre-sales, support representatives assist our sales force by addressing and answering customers' technical questions. During the evaluation stage, support representatives work closely with the customer's engineering department to evaluate the customer's needs and later, during the integration stage, to integrate our products in the customer's system. Post-sales activities involve phone support, customer visits and problem discovery and resolution. We also offer technical support through our website, including a "VXA(R) Knowledge Base" that allows customers to quickly troubleshoot problems.

     Account Management. Account managers provide support on all other day-to-day business matters other than technical support. Account managers are assigned to individual customers and supply customers with sales and marketing materials and provide training and tools designed to help customers increase performance.

     Quality Assurance. Quality assurance focuses on customer quality requirements including measuring our on-time delivery performance and collecting information about our customer's perceptions of product quality. When problems are identified, quality assurance resolves the problem and takes corrective action. Ecrix is also ISO 9001:2000 certified. ISO sets general standards for suppliers regarding quality management and quality assurance systems and audits a company's compliance with these standards.

MARKETING

     Ecrix's products are sold primarily through three sales channels: OEMs' distributors and directly to end users. For our last fiscal year we sold 4% of our product to OEMs, 81% to distributors and 15% direct to end users. For the last quarter ended May 31, 2001, we sold 2% to OEMs, 85% to distributors and 13% to end users.

     OEMs. OEMs manufacture personal computers, workstations and servers and integrate our tape drives into the OEMs' own products. The OEMs then sell this package to customers under their own brand name. Our major OEMs include Fujitsu and Apple. In addition, in August 2001 we announced that Compaq, an OEM, would begin selling our VXA(R)-1 tape drives for its commercial desktops and workstations. We are currently negotiating the terms of a definitive agreement with Compaq including the number of units to be shipped. Although we have no binding commitments from Compaq to make future purchases, to date we have received one purchase order from Compaq to ship 518 tape drives in September 2001.

     Distributors. Distributors ensure product availability by carrying inventory. These distributors offer limited product and technical support. Distributors sell primarily to value added resellers, OEMs and end users. We categorize value added resellers as "distributors" in this section.

     End User Sales. We sell our tape drives and media products directly to users over the internet.

     We are currently engaged in discussions with other OEMs and value added resellers. We have agreements with OEMs, distributors and end users in the United States to whom we sell our products. In

                                       4-3

                                                                    CHAPTER FOUR

addition, we have agreements with distributors through which we sell our products to customers in other countries, primarily concentrated in Europe, Japan and Australia.

CUSTOMERS

     Our main customers include Tech Data, a distributor, which purchased products accounting for approximately 24% of our total revenue last year, Bell MicroProducts, a distributor, which purchased products that accounted for 8% of total revenue last year and CMS Peripherals Ltd., a value added reseller, which accounted for 5% of total revenue last year. In addition, we reached an understanding with Compaq in August 2001 to sell our VXA(R)-1 tape drives for Compaq's commercial desktop computers and workstations. We are currently negotiating the terms of our agreement with Compaq including the number of units to be shipped and we have received one purchase order from Compaq to ship 518 tape drives in September 2001. If we lost one of these key customers or if sales to any key customer were reduced it would have a materially adverse effect on our results of operations, our financial condition and our business prospects.

SUPPLIERS

     We do not manufacture our products internally. Substantially all of our manufacturing activity to date has been conducted through arrangements with Aiwa and a large media supplier. Under our agreements with Aiwa, Aiwa manufactures the VXA(R)-1 tape drives for us and we develop the product specifications, media specifications and electronics assembly. Currently, Aiwa has the exclusive right to manufacture our VXA(R)-1. Under our relationship with Aiwa, we identify and correct production and quality control problems and modify product designs and manufacturing procedures to improve performance, reliability, quality and cost. We anticipate that we will be terminating our relationship with Aiwa and entering into a new manufacturing relationship with another Japanese manufacturer. We have entered into a Memorandum of Understanding with Aiwa regarding termination and settlement of these issues and we are currently negotiating the terms of a definitive technology transfer and license agreement with Aiwa.


     Pursuant to the terms of the MOU, we agreed to purchase 8,000 tape drives from Aiwa for approximately $370 per drive and Aiwa agreed to ship these drives no later than August 2001. We have purchased all 8,000 of these drives. Under the MOU, we also agreed to purchase 9,000 VXA parts kits (which parts could be used to build 9,000 VXA drives). The price for these kits would have been approximately $370 if these kits had been built into drives. Instead, we believe that we have negotiated a settlement with Aiwa whereby we will purchase these parts kits for a total cost of $2 million and the parts kits will be assembled by another manufacturer. Additionally, we agreed to purchase Aiwa's remaining VXA parts and components (other than the "kits") and we expect that the total cost of these additional parts and components will be approximately $1.7 million. We will also purchase all production jigs, equipment and toolings from Aiwa and expect the cost of this purchase to be approximately $1.1 million. Finally, we believe that Aiwa will grant us a non-exclusive license to utilize certain Aiwa related VXA technologies related to design and production of the VXA-1 and VXA-2 tape drives. We expect our final agreement with Aiwa will require us to pay Aiwa a royalty of between 1 and 4% of the invoice price to us of each VXA-1 and VXA-2 drive we purchase from another manufacturer. We also expect Aiwa will sell certain data compression chips to us, that would replace the IBM data compression chips we currently use, for a royalty of $2 per chip.


     The final settlement with Aiwa may require us to pay Aiwa a material amount of money, which could have a material adverse effect on our financial condition and our business prospects. Discussions with the new manufacturer are in the early stages and there is no assurance that an arrangement will be beneficial to us. Our failure to enter into a new manufacturing arrangement would have a material adverse effect on our financial condition, results of operations and our business prospects

                                       4-4

                                                                    CHAPTER FOUR

     The VXA(R)-1 products are currently manufactured by Aiwa at its Iwate factory in northern Japan and are shipped to our Boulder facility where they are configured, tested, packaged and shipped to customers. In some instances, we have the VXA(R)-1 products shipped directly to our customers. We also have a department at our headquarters to diagnose and make minor repairs to defective tape drive units returned by customers.

     Our media products are developed and manufactured by a large media supplier. This company produces 8mm media products based on our proprietary VXA(R) format. We have recently arranged for a second source for some of our media products. This will lessen our dependence on just one media supplier.

     We believe that these partnerships decrease time-to-market, product cost and capital requirements. We also believe that our manufacturing relationships accelerate our ability to market our products over what we could achieve independently.

     Texas Instruments recently informed us that Texas Instruments intends to discontinue production of several piece parts currently used in the production of the VXA(R)-1 tape drive. These parts include a pre-amplifier chip (which preamplifies the head signals from the tape head) and channel parts. We believe that we have sufficient parts to fill our delivery obligations for at least six months depending on the volume of product shipments. In addition, we are exploring the possibility of using alternative suppliers to manufacture the parts or modifying existing alternative parts as substitutes. We believe we will have an adequate supply of these parts until we find an alternative solution.

     Previously we received notice that IBM, a supplier of a data compression chip, was discontinuing its production. We worked together with ADT, a subsidiary of Aiwa, to produce our own data compression chip. We currently have samples for testing to ensure that this new chip will be an adequate replacement for the IBM chip. In the meantime, we believe that we purchased enough IBM chips before production was stopped to fill forecasted delivery obligations for at least the next six months. We believe we have an adequate supply of the IBM part to meet our delivery obligations pending the development of the replacement part. Because of our desire to terminate the Aiwa supply contract, we must also separately contract with Aiwa for future supply of this newly developed replacement part after termination of the supply contract.

     We rely on a limited number of outside companies to supply components and manufacture our products. This results in reduced control over the timing of deliveries, quality control and costs. This reliance can result in potential shortages of key parts. If our key suppliers are unable to meet our requirements on a timely and cost-effective basis it could have a material adverse effect on our results of operations. There are a number of parts that we can purchase from only one supplier, such as the Texas Instruments parts. Generally, companies announce end of life plans on these parts, giving us adequate time to find alternative solutions. There is no guarantee that we will continue to be able to purchase these parts. Our failure to obtain an alternative supplier for any of these parts could have a material adverse effect on our operations.

INTELLECTUAL PROPERTY

     We have filed for 12 patents on eight key elements of the VXA(R) design and an additional provisional patent for the format. Patent applications cover critical areas of variable speed operation, discrete packet format and OverScan(TM) operation. To date, only one patent has been awarded for head positioning. We cannot predict the likelihood that any of our other filings will ultimately result in patents being awarded.

     In addition to our patent filings, we have implemented a trade secret program to insure the confidentiality of our scientific discoveries. We have also applied for or registered the "VXA(R)" and "VXA(R) Tape" trademarks in a number of countries in which we do business. Additionally we purchased a German trademark which was similar to our AutoPak(TM) brand to avoid customer confusion. We have also

                                       4-5

                                                                    CHAPTER FOUR

applied for copyrights on 36 versions of firmware that are used in our tape drives. We have received notification of 3 copyrights granted to date.

     All of our employees have signed invention disclosure agreements and proprietary information agreements. The invention disclosure agreement requires our employees to disclose and assign to us all of their inventions conceived during and after their employment. The agreement also requires our employees to cooperate with us and assist in obtaining and enforcing patents, copyrights and other forms of legal protection for inventions worldwide. The proprietary information agreement requires our employees to protect our confidential information during and after employment with Ecrix.

RESEARCH AND DEVELOPMENT

     The market for data storage devices is competitive. We believe that this competition will increase as new technology increases speed and reliability of storage products while at the same time reduces the cost of those products. With this in mind, we have concentrated our research and development on enhancing existing products and developing new products that will improve the performance and cost of current tape drives we offer. During the last three fiscal years we have spent the following on research and development: $5.5 million in fiscal year 2001, approximately $4.6 million in fiscal year 2000 and approximately $3.4 million in fiscal year 1999.

COMPETITION

     The market for data storage is very competitive and improvements are occurring rapidly. Data storage manufacturers competing in our market include other tape drive manufacturers, such as Hewlett Packard, Seagate, Sony and others. We believe our customers focus on storage capacity, data transfer speed, a product's price in comparison to its performance, reliability, the extent to which a company's data storage products are readily available and commitment to customer service.

     Many companies engage in researching, developing and commercially-organizing data storage products (including computer manufacturers, such as IBM and Hewlett-Packard, which incorporate their own storage products into their systems). Many of our current and potential competitors have significantly greater financial, technical, and marketing resources than us. We cannot be certain that they will not devote those resources to the aggressive marketing of helical scan, mini cartridge, half-inch cartridge, optical or other storage product technologies. Future developments of tape and optical technologies, as well as new forms of storage technologies, could create additional, significant competition. Other risks include loss of market share, time to market, price erosion and pricing pressure.

     There are several companies that offer competitive library and media products. Our customer service programs compete with those offered by independent service providers.

FOREIGN EXCHANGE AND IMPORT RESTRICTIONS

     Our products and some components are manufactured in other countries. Currently, our revenues and expenses are denominated in U.S. dollars, however, our products may in the future be purchased in yen or another foreign currency. In addition, the payments due in U.S. dollars under certain contracts may increase if currency exchange rates fluctuate outside of a specified range. If applicable currency exchange rates fluctuate it may have a material adverse effect on our results of operations.

     Our international activity is also subject to government regulation, foreign exchange or import restrictions or tariffs imposed by the U.S. Government on products or components shipped from other countries.

                                       4-6

                                                                    CHAPTER FOUR

EMPLOYEES


     As of October 1, 2001, we had approximately 85 employees. We believe that our labor relations are satisfactory.


PROPERTIES

     Our headquarters are located in Boulder, Colorado. All of our properties are leased, and rent expense for operating leases for the year ended February 28, 2001 was $889,000.

                       DESCRIPTION OF ECRIX CAPITAL STOCK

     The following summary description of Ecrix's capital stock does not purport to be complete and is subject to and qualified by the description of Ecrix's capital stock contained in Ecrix's restated certificate of incorporation, which is available upon request from Ecrix.

GENERAL

     The authorized capital stock of Ecrix consists of 125,000,000 shares, consisting of 70,000,000 shares of Ecrix common stock, par value $.001 per share, and 55,000,000 shares of Ecrix preferred stock, par value $.01 per share, consisting of (i) 1,420,875 shares designated as series A preferred stock, (ii) 2,612,275 shares designated as series B preferred stock, (iii) 4,894,118 shares designated as series C preferred stock, (iv) 16,000,000 shares designated as series D preferred stock, (v) 10,000,000 shares designated as series D-1 preferred stock and (vi) 20,000,000 shares designated as series D-2 preferred stock. In addition, the stockholders of Ecrix have approved an amendment to Ecrix's certificate of incorporation that authorizes the issuance of up to 36,000,000 shares designated as series D-3 preferred stock. This amendment will become effective only if the merger is terminated and will also provide that the number of shares of capital stock that Ecrix is authorized to issue will be increased to 200,000,000 shares, with 105,000,000 shares of authorized Ecrix common stock and 95,000,000 shares of authorized Ecrix preferred stock. See "Interests of Directors and Executive Officers in the Merger." As of August 31, 2001, there were 6,185,127 outstanding shares of Ecrix common stock held of record by 46 stockholders; 1,420,875 outstanding shares of series A preferred stock held of record by six stockholders, 2,591,650 outstanding shares of series B preferred stock held of record by four stockholders, 4,879,412 outstanding shares of series C preferred stock held of record by eight stockholders, 15,368,224 outstanding shares of series D preferred stock held of record by 25 stockholders, and 9,708,737 outstanding shares of series D-1 preferred stock held of record by 34 stockholders. None of the series D-3 preferred stock has been authorized or issued. All outstanding shares of Ecrix's capital stock are validly issued, fully paid and nonassessable.


     In addition, as of October 1, 2001 Ecrix had outstanding (i) options to purchase up to 5,260,700 shares of Ecrix's common stock, granted under Ecrix's 1998 Incentive Stock Plan and 1999 Equity Incentive Plan, (ii) warrants to purchase up to 19,417,474 shares of series D-2 preferred stock, and (iii) warrants to purchase 20,625 shares of series B preferred stock.


ECRIX COMMON STOCK

     Each holder of Ecrix common stock is entitled to one vote for each duly authorized, issued, and outstanding share of Ecrix common stock held by such holder upon each question or matter with respect to which such holders are entitled to vote, except as otherwise provided in the section titled "-- Ecrix Preferred Stock" below. The rights, preferences and privileges of holders of Ecrix common stock are subject to the rights, preferences and privileges of Ecrix preferred stock as provided in the Ecrix certificate of incorporation, including with respect to priority upon liquidation.

                                       4-7

                                                                    CHAPTER FOUR

ECRIX PREFERRED STOCK

     The Ecrix certificate of incorporation authorizes the issuance of 55 million shares of Ecrix preferred stock. The designations and material terms of each series of Ecrix preferred stock is summarized below. Of the 55 million authorized shares of Ecrix preferred stock, the Ecrix Board of Directors has the power to issue up to 72,732 shares of Ecrix preferred stock that have not been designated, but no such shares have been designated or issued by the Ecrix Board of Directors.

Dividend Rights

     Holders of the Ecrix preferred stock, in preference to the holders of any other stock of Ecrix not expressly senior to in right of payment to the Ecrix preferred stock ("Ecrix Junior Stock"), are entitled to receive dividends when and as declared by the Ecrix Board of Directors. If Ecrix declares a dividend (other than a stock dividend) on the Ecrix common stock, Ecrix shall also declare and pay dividends to each share of outstanding Ecrix preferred stock on an "as-converted" basis. In the event Ecrix declares a dividend on any series of Ecrix preferred stock, Ecrix must pay the dividend on all shares of Ecrix preferred stock (based on the relative liquidation preference of each series of Ecrix preferred stock).

Redemption

     Except in limited circumstances, Ecrix may not redeem, purchase or otherwise acquire shares of Ecrix Junior Stock or pay or declare any dividend on Ecrix Junior Stock without the written consent of 66 2/3% of the outstanding shares of Ecrix preferred stock. Ecrix is required to redeem 33 1/3% of each series of Ecrix preferred stock (other than Series A preferred stock) on February 27, 2004, 2005 and 2006 at a price per share equal to the liquidation value of each such share.

Voting Rights

     Holders of the Ecrix preferred stock vote with the holders of Ecrix common stock on an "as converted" basis, except as otherwise required by law or by the terms of the Ecrix certificate of incorporation. In addition, the holders of Ecrix preferred stock vote separately as a single class (with each shares entitled to one vote) in the election of three directors. In certain events of noncompliance, described in the Ecrix certificate of incorporation, and for two months after such event of noncompliance has been cured or waived, the directors elected by the Ecrix preferred stock will be deemed to constitute a separate class of directors together entitled to cast votes equal to the sum of the votes entitled to be cast by all other directors plus one. In addition, without the approval of 66 2/3% of the outstanding shares of Ecrix preferred stock, Ecrix may not (i) create, issue or authorize the issuance of any additional Ecrix preferred stock or create or authorize any new class or series of Ecrix capital stock, (ii) amend the Ecrix certificate of incorporation or bylaws, (iii) engage in a merger, consolidation, recapitalization, liquidation or sale of substantial assets outside the ordinary course of business, (iv) engage in an acquisition of substantial assets outside the ordinary course of business or change the business of Ecrix, (v) increase the amount of reserved employee stock or (vi) engage in an affiliate transaction not approved by a majority of the disinterested directors. A separate vote or written consent of a majority of series D-1 preferred stock is required to (x) effect or validate any designation of a new class or series of Ecrix capital stock ranking senior to the series D-1 preferred stock in redemption, liquidation preference, voting or dividends or
(y) amend the section of the Ecrix Certificate providing for such separate group voting right for the series D-1 preferred stock. Any amendment of any terms of Ecrix preferred stock requires the written consent of 66 2/3% of the outstanding shares of Ecrix preferred stock and any action adversely affecting the rights, preferences and privileges or any series of Ecrix preferred stock requires the consent of holders of two-thirds of such series.

                                       4-8

                                                                    CHAPTER FOUR

Liquidation

     The holders of the series D-1 preferred stock and series D-2 preferred stock are entitled to a pro rata liquidation preference over any other series of Ecrix preferred stock or Junior Stock equal to the original purchase price for such series D-1 preferred stock or series D-2 preferred stock plus any declared but unpaid dividends. After such liquidation preference, the holders of the other series of Ecrix preferred stock are entitled to a pro rata liquidation preference over any Junior Stock equal to the original purchase price for such Ecrix preferred stock plus any declared but unpaid dividends. The remaining assets will be distributed to any Junior Stock ranking senior to common stock and then to the shares of common stock. Holders of Ecrix preferred stock may participate in the distribution to Ecrix common stock such that the holders of Ecrix preferred stock will receive the greater of (i) the preferential liquidation distribution described above or (ii) the amount such holders would have received had they converted their shares of Ecrix preferred stock into Ecrix common stock.

Conversion


     Shares of Ecrix preferred stock may be converted into Ecrix common stock at the option of the holder at the applicable conversion rate set forth in the Ecrix certificate of incorporation. The conversion rate for each share of Ecrix preferred stock (other than the series A preferred stock) is subject to certain anti-dilution adjustments whenever Ecrix issues or sells, or is deemed to issue or sell, any shares of Ecrix common stock for a consideration less than the original issue price of such share of Ecrix preferred stock (or as previously adjusted under the anti-dilution provision). All conversion rates for Ecrix preferred stock are proportionately adjusted upon a subdivision or combination of or stock dividend on the Ecrix common stock. In the case of any other dividend or distribution on the Ecrix common stock, appropriate provision will be made so that the holders of Ecrix preferred stock will receive such dividend or distribution upon conversion. The shares of Ecrix preferred stock automatically convert upon a qualified initial public offering of Ecrix.


       ECRIX MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

OVERVIEW

     We sell a new family of high-capacity, high-performance tape drive data storage products. Our tape storage products are based on a technology called VXA(Registered Mark) which incorporates variable speed, overscanning technology and discrete packet formats. This VXA(Registered Mark) architecture incorporates new, patentable technologies that result in improvements in tape drive reliability and permit Ecrix to build cost-effective products. Our customers use our tape data storage products for their computer systems, networks and workstations, primarily for data backup and archival applications. We design, market, and sell and support our data storage tape devices and related media. We distribute our products through OEMs, distributors and direct users.

     Growth in our storage tape products is dependent upon an increasing number of customers purchasing our products for their storage needs, as well as OEMs incorporating our storage tape devices in their product offerings. We commenced commercial volume shipments of our VXA(Registered Mark)-1 drive in September 1999. In April 2000, we commenced shipment of our VXA(Registered Mark) AutoPak(TM) tape drives. In August 2001, we announced that Compaq would commence selling our VXA(Registered Mark)-1 tape drives for its commercial desktops and workstations. Compaq is not obligated to purchase any minimum quantities of our products. We cannot assure you that the Compaq arrangement will result in future product revenue or that such revenue will be derived in a predictable manner. The loss of our relationship with Compaq would have a material adverse effect on our financial condition, results of operations and business prospects.

                                       4-9

                                                                    CHAPTER FOUR

     Sales to OEMs and distributors (collectively the "indirect channel") are generally subject to arrangements allowing certain rights of return with respect to unsold product and price protection. Revenue and associated cost of sales for sales to the indirect channel is deferred and recognized when our product is sold to the end-user. Sales to direct end-users are recognized at time of shipment, net of reserves for sales returns and allowances. Actual return activity to-date, has not been significant and within management's estimates.

     We market and sell our products to customers in the U.S., Europe, Japan and Australia, primarily through a direct sales force and distributors. All of our sales to-date have been denominated in U.S. dollars. Sales to one customer, Tech Data accounted for 24% of total revenue during the year ended February 28, 2001 and 32% of total revenue during the three-month period ended May 31, 2001.

     Cost of revenues includes product costs, salaries and related manufacturing overhead. Research and development expenses consist primarily of salaries and related overhead costs associated with employees engaged in research, design and development activities and other materials and related services used in the development process. Selling, general and administrative expenses consist of salaries, commissions paid to internal and external sales representatives, and legal and accounting services. Litigation settlement expense consists of the direct costs of the settlement of a legal dispute with Exabyte.

     We currently use an independent supplier, Aiwa, to manufacture our tape storage disk drives, the key component of our product. This model allows us to focus all of our resources on the design, development and marketing of our products, rather than on building expensive state-of-the-art manufacturing facilities and managing a large-scale manufacturing workforce. Because we must often place orders for our tape drives with our supplier prior to entering into sales contracts with respect to such products, we are exposed from time to time to the risks associated with obsolete or excess inventory. At February 28, 2001, we had committed to purchase 19,500 tape storage drives, valued at approximately $6 million. We anticipate that we will be terminating our relationship with Aiwa and entering into a new manufacturing relationship with another Japanese manufacturer. We have entered into a Memorandum of Understanding with Aiwa regarding termination and settlement of these issues and we are currently negotiating the terms of a definitive technology transfer and license agreement with Aiwa.


     Pursuant to the terms of the MOU, we agreed to purchase 8,000 tape drives from Aiwa for approximately $370 per drive and Aiwa agreed to ship these drives no later than August 2001. We have purchased all 8,000 of these drives. Under the MOU, we also agreed to purchase 9,000 VXA parts kits (which parts could be used to build 9,000 VXA drives). The price for these kits would have been approximately $370 if these kits had been built into drives. Instead, we believe that we have negotiated a settlement with Aiwa whereby we will purchase these parts kits for a total cost of $2 million and the parts kits will be assembled by another manufacturer. Additionally, we agreed to purchase Aiwa's remaining VXA parts and components (other than the "kits") and we expect that the total cost of these additional parts and components will be approximately $1.7 million. We will also purchase all production jigs, equipment and toolings from Aiwa and expect the cost of this purchase to be approximately $1.1 million. Finally, we believe that Aiwa will grant us a non-exclusive license to utilize certain Aiwa related VXA technologies related to design and production of the VXA-1 and VXA-2 tape drives. We expect our final agreement with Aiwa will require us to pay Aiwa a royalty of between 1 and 4% of the invoice price to us on each VXA-1 and VXA-2 drive we purchase from another manufacturer. We also expect Aiwa will sell certain data compression chips to us, that would replace the IBM data compression chips we currently use, for a royalty of $2 per chip.


     We are in discussions with Aiwa regarding termination and a settlement of all matters between Ecrix and Aiwa. The final settlement with Aiwa may require us to pay Aiwa a material amount of money, which could have a material adverse effect on our financial condition. Discussions with the new manufacturer are in the early stages and there is no assurance that an arrangement will be beneficial to Ecrix. Our failure to

                                       4-10

                                                                    CHAPTER FOUR

enter into a new manufacturing arrangement would have a material adverse affect on our financial condition, results of operations and our business prospects.

QUARTERLY RESULTS OF OPERATIONS

     The following table presents selected unaudited quarterly financial information for each of the nine quarters through May 31, 2001. This information has been presented on the same basis as the audited financial statements for the three years ended February 28, 2001 appearing elsewhere in this document and, in the opinion of management, reflects all adjustments that we consider necessary for a fair presentation of this information in accordance with generally accepted accounting principles. Given the recent growth in our business, we regard the following quarterly results of operations as more meaningful than the year-over-year discussion that follows. These quarterly results are not necessarily indicative of results for any future period.

                                                                THREE MONTHS ENDED
                           ---------------------------------------------------------------------------------------------
                           MAY 31,   AUG. 31,   NOV. 30,   FEB. 29,   MAY 31,   AUG. 31,   NOV. 30,   FEB. 28,   MAY 31,
                            1999       1999       1999       2000      2000       2000       2000       2001      2001
                           -------   --------   --------   --------   -------   --------   --------   --------   -------
                                                             (IN THOUSANDS, UNAUDITED)
Revenues                   $   26    $   385    $   577    $   583    $1,565    $ 2,811    $ 3,177    $ 3,125    $ 3,335
Cost of revenues             (226)      (502)      (648)    (1,039)   (1,410)    (2,673)    (2,617)    (2,396)    (2,634)
                           -------   -------    -------    -------    -------   -------    -------    -------    -------
        Gross profit
          (loss)             (200)      (117)       (71)      (456)      155        138        560        729        701
Operating expenses:
  Selling, general and
    administrative          1,617      2,220      2,836      3,348     3,518      3,874      3,408      3,500      2,939
  Research and
    development             1,062      1,038      1,120      1,344     1,314      1,457      1,350      1,379      1,913
  Litigation settlement        --         --         --         --        --      1,566         --         --         --
                           -------   -------    -------    -------    -------   -------    -------    -------    -------
Total operating expenses    2,679      3,258      3,956      4,692     4,832      6,897      4,758      4,879      4,852
Loss from operations       (2,879)    (3,375)    (4,027)    (5,148)   (4,677)    (6,759)    (4,198)    (4,150)    (4,151)
Interest income                11        157        253        273       175         80        184        265        153
Interest expense              (68)       (44)       (35)       (59)      (69)       (92)       (69)       (55)       (56)
                           -------   -------    -------    -------    -------   -------    -------    -------    -------
Net loss                   $(2,936)  $(3,262)   $(3,809)   $(4,934)   $(4,571)  $(6,771)   $(4,083)   $(3,940)   $(4,054)
                           =======   =======    =======    =======    =======   =======    =======    =======    =======

     Product mix table:

                                                                THREE MONTHS ENDED
                           ---------------------------------------------------------------------------------------------
                           MAY 31,   AUG. 31,   NOV. 30,   FEB. 29,   MAY 31,   AUG. 31,   NOV. 30,   FEB. 28,   MAY 31,
                            1999       1999       1999       2000      2000       2000       2000       2001      2001
                           -------   --------   --------   --------   -------   --------   --------   --------   -------
                                                             (IN THOUSANDS, UNAUDITED)
Storage tape drives        $   24    $   286        383        401    $  852    $ 1,636    $ 1,698    $ 1,459    $ 1,562
Storage tape libraries         --         --         --         --       112        221        336        410        475
Media products                  2         99        194        182       601        954      1,143      1,256      1,298
                           -------   -------    -------    -------    -------   -------    -------    -------    -------
  Total revenues           $   26    $   385    $   577    $   583    $1,565    $ 2,811    $ 3,177    $ 3,125    $ 3,335
                           =======   =======    =======    =======    =======   =======    =======    =======    =======

     Revenues. Storage tape drives quarterly product revenue has steadily increased since we first began shipping our products. We commenced commercial volume shipment of our VXA(Registered Mark)-1 storage tape drive product in the three month period ended November 30, 1999. In April 2000, we commenced shipping our VXA(Registered Mark) AutoPak(TM) tape library product and in the second quarter of 2000, we commenced recognizing revenue on these products. Additionally, we have increased the number of indirect channel customers purchasing our products. Media products revenue, which relate to products such as tape cartridges, cables and switches purchased from other vendors, is dependent upon the volume of storage tape drive and libraries, and has increased quarterly.

     Gross profit. Quarterly gross profits for fiscal 2000 fluctuated due to the absorption a relatively fixed level of manufacturing overhead over growing quarterly sales volumes. Additionally, the mix of products in any one quarter will also affect our gross margins. Generally, the VXA(R) AutoPak(TM) generates a higher

                                       4-11

                                                                    CHAPTER FOUR

margin than the VXA(R)-1 product, which contributed to our higher quarterly gross margins after the introduction of the VXA(R) AutoPak(TM). Additionally, our margins are impacted, positively and negatively, on a quarterly basis by fluctuations in the purchase price of our data storage tape drives, which is our main product and also the main component of our storage tape drive and library products. The purchase price of drives from our supplier fluctuates due to anticipated purchase volumes, changes in product specifications, among other factors. Additionally, the position of the products in their respective life cycles, manufacturing cost efficiencies and competitive pricing strategies may affect gross profits on a quarterly basis.

     Selling, general and administrative. Selling, general and administrative expenses have generally increased over the nine quarters ended May 31, 2001 in response to the growth in revenue and our overall growth. The number of our employees has increased on a quarterly basis during this period, as have our related overhead expenses. In addition, some of the fluctuations and quarterly selling, general and administrative expenses in the table above are related to legal expenses incurred as a result of patent and litigation activity and product marketing activity.

     Research and development. Research and development expenses have fluctuated on a quarterly basis due to timing of product development activities, however have generally trended upward since the quarter ended May 31, 1999, as we have had additional revenues available to spend on these activities as a result of our overall growth. The number of our employees has increased on a quarterly basis during this period, as have related overhead expenses.

     Litigation settlement. Litigation settlement expense relates to the settlement of certain litigation between us and Exabyte based upon claims alleging patent infringement and certain other charges. In June 2000, Ecrix entered into a cross licensing agreement with Exabyte (regarding a cross license for all drive patents issued or to be issued through June 30, 2005, excluding any recording formats). In addition, Ecrix entered into a settlement agreement with Exabyte, paying Exabyte cash and issuing shares of Ecrix's Series D Preferred Stock to Exabyte.

     Our quarterly results of operations have fluctuated significantly in the past and may continue to fluctuate in the future based on a number of factors, not all of which are in our control. If revenue declines in a quarter, our operating results will be adversely affected because many of our expenses are relatively fixed. As a result, we believe period to period comparisons are not necessarily meaningful and should not be relied upon as indicative of future results.

                                       4-12

                                                                    CHAPTER FOUR

RESULTS OF OPERATIONS

     The following tables set forth certain operating data and certain operating data as a percentage of total revenue for the periods indicated:

                                                                               THREE MONTHS
                                                      YEAR ENDED                   ENDED
                                            ------------------------------   -----------------
                                            FEB. 28,   FEB. 29,   FEB. 28,   MAY 31,   MAY 31,
                                              1999       2000       2001      2000      2001
                                            --------   --------   --------   -------   -------
                                                    (IN THOUSANDS)            (IN THOUSANDS,
                                                                                UNAUDITED)
Revenues                                    $    --    $  1,571   $ 10,678   $1,565    $ 3,335
Cost of revenues                                 --      (2,415)    (9,096)  (1,410)    (2,634)
                                            -------    --------   --------   -------   -------
          Gross profit (loss)                    --        (844)     1,582      155        701
Operating expenses:
  Selling, general and administrative         3,361      10,021     14,300    3,518      2,939
  Research and development                    3,437       4,564      5,500    1,314      1,913
  Litigation settlement                          --          --      1,566       --         --
                                            -------    --------   --------   -------   -------
          Total operating expenses            6,798      14,585     21,366    4,832      4,852
Loss from operations                         (6,798)    (15,429)   (19,784)  (4,677)    (4,151)
Interest income                                 284         694        704      175        153
Interest expense                                (90)       (206)      (285)     (69)       (56)
                                            -------    --------   --------   -------   -------
Net loss                                    $(6,604)   $(14,941)  $(19,365)  $(4,571)  $(4,054)
                                            =======    ========   ========   =======   =======

     Product mix table:

                                                                               THREE MONTHS
                                                      YEAR ENDED                   ENDED
                                            ------------------------------   -----------------
                                            FEB. 28,   FEB. 29,   FEB. 28,   MAY 31,   MAY 31,
                                              1999       2000       2001      2000      2001
                                            --------   --------   --------   -------   -------
                                                    (IN THOUSANDS)            (IN THOUSANDS,
                                                                                UNAUDITED)
Storage tape drives                         $    --    $  1,094   $  5,645   $  852    $ 1,562
Storage tape libraries                           --                  1,079      112        475
Media products                                   --         477      3,954      601      1,298
                                            -------    --------   --------   -------   -------
          Total revenues                    $    --    $  1,571   $ 10,678   $1,565    $ 3,335
                                            =======    ========   ========   =======   =======

COMPARISON OF THE THREE MONTHS ENDED MAY 31, 2000 AND 2001

     Revenue. Revenue increased from $1.6 million to $3.3 million for the three month periods ended May 31, 2000 and May 31, 2001, respectively. The increase in revenue in the three month period ended May 31, 2001 was due to increases in sales of our tape storage library product, the VXA(R) AutoPak(TM), of 324%. Additionally, sales of our storage tape drives and media products, increased 83% and 116%, respectively, over the quarter ended May 31, 2000.

     Gross profit. Overall gross profit as a percent of revenue increased from 10% to 21% in the three month periods ended May 31, 2000 and May 31, 2001, respectively. The increase in gross profit percentage in the three month period ended May 31, 2001 largely reflects a decrease in manufacturing and production variances as a percentage of revenue, including the amortization of fixed costs such as manufacturing overhead, over a larger unit volume, and the impact of the introduction of the VXA(R) AutoPak(TM) tape library, which generates a higher gross margin.

                                       4-13

                                                                    CHAPTER FOUR

     Selling, general and administrative. Selling, general and administrative expenses decreased from $3.5 million to $2.9 million from the three month period ended May 31, 2000 compared to the three month period ended May 31, 2001. This reduction is due to increased marketing and promotions expenses during the three month period ended May 31, 2000 resulting from the introduction of the VXA(R) AutoPak(TM) as well as expenses incurred from tradeshow events, as well as to increases in commissions paid by Ecrix resulting from the increases in our product revenue. Additionally, professional services fees and occupancy costs have increased in each period due to our overall growth.

     Research and development. Research and development expenses increased from $1.3 million to $1.9 million for the three month periods ended May 31, 2000 and May 31, 2001, respectively. The increase in spending on research and development in the three month period ended May 31, 2001 reflects additional expenditures on research and development equipment and supplies for our next generation products, including the VXA(R)-1 modified product and ATAPI versions. Additionally, the cost of related services has grown significantly over these periods.

     Interest income and expense. Interest income for the three month periods ended May 31, 2000 and May 31, 2001 was $175,000, and $153,000, respectively.
The fluctuations in interest income resulted from changes in our average cash and investment balances during these respective periods, resulting from the timing of our equity and debt financing. Interest expense decreased from $69,000 to $56,000 in the three month periods ended May 31, 2000 and May 31, 2001, respectively. Interest payments are related to our equipment lease lines and borrowings entered into and drawn down during these periods.

COMPARISON OF THE YEARS ENDED FEBRUARY 28, 1999, FEBRUARY 29, 2000 AND FEBRUARY 28, 2001

     Revenue. Revenue increased from $0 to $1.6 million to $10.7 million for the years ended February 28, 1999, February 29, 2000 and February 28, 2001, respectively. The increase in revenue in the years ended February 29, 2000 and February 28, 2001 was due to the introduction of our VXA(R)-1 storage tape drive in September 1999 and our VXA(R) AutoPak(TM) library product, which was introduced in April 2000. Additionally, media products revenues have grown each period as tape drive and library sales have increased.

     Gross profit. Overall gross profit as a percent of revenue increased from (53.7)% to 14.8% in the years ended February 29, 2000 and February 28, 2001, respectively. There were no sales in the year ended February 28, 1999. The increase in gross profit percentage in the year ended February 28, 2001 largely reflects a decrease in manufacturing and production variances as a percentage of revenue, including the allocation of fixed manufacturing overhead, over a larger unit volume. The introduction of our VXA(R) AutoPak(TM) product in April 2000, which generates higher margins than our VXA(R)-1 product, contributed to higher margins in fiscal 2001.

     Selling, general and administrative. Selling, general and administrative expenses increased from $3.4 million to $10.0 million to $14.3 million for the years ended February 28, 1999, February 29, 2000 and February 28, 2001, respectively. These yearly increases are due to an increase in personnel and related expenses, as well as to increases in commissions paid by us corresponding to the increases in our product revenue. Additionally, marketing expenses, professional services fees and occupancy costs have increased in each period due to our overall growth.

     Research and development. Research and development expenses increased from $3.4 million to $4.6 million to $5.5 million for the years ended February 28, 1999, February 29, 2000 and February 28, 2001, respectively. The increase in spending on research and development during these periods reflects the increase in hiring of experienced engineers and consultants to enhance the design of existing products. The increase also reflects our increasing investment in hardware and software tools used to develop and test new products. Additionally, the cost of materials and related services has grown significantly over these periods.

                                       4-14

                                                                    CHAPTER FOUR

     Litigation settlement. Litigation settlement expense was $1.6 million for the year ended February 28, 2001. This relates to the settlement of certain litigation between Ecrix and Exabyte based upon claims alleging patent infringement and certain other charges. In June 2000, we entered into a cross licensing agreement with Exabyte (regarding a cross license for all drive patents issued or to be issued through June 30, 2005, excluding any recording formats). In addition, Ecrix entered into a settlement agreement with Exabyte, paying Exabyte $750,000 and granting to Exabyte 400,000 shares of series D preferred stock, which were recorded at the fair value of the stock, totaling $816,000.

     Interest income and expense. Interest income for the years ended February 28, 1999, February 29, 2000 and February 28, 2001 was $284,000, $694,000 and
$704,000, respectively. The fluctuations in interest income resulted from changes in our average cash and investment balances during these respective years, resulting from the timing of our equity and debt financing. Interest expense increased from $90,000 to $206,000 to $285,000 in the years ended February 28, 1999, February 29, 2000 and February 28, 2001, respectively. Interest payments are related to our equipment lease lines and borrowings entered into and drawn down during these periods.

INCOME TAXES

     Federal and state income taxes were $0 in the years ended February 28, 1999, February 29, 2000 and February 28, 2001 as a result of our net operating losses. As of February 28, 2001, we had available net operating loss carryforwards of approximately $42 million. We also had research and development tax credit carryforwards of approximately $494,000. The net operating loss and credit carryforwards will expire at various times from 2011 through 2021. As of February 28, 2001, we had deferred tax assets of approximately $17 million, for which no benefit has been recorded in our financial statements, and which consist primarily of net operating loss and research and development tax credit carryforwards. This deferred tax asset will be recognized in future periods as taxable income is realized and consistent profits are reported. As a result of the proposed merger with Exabyte, our ability to offset future taxable income, if any, by our net operating losses will be limited.

LIQUIDITY AND CAPITAL RESOURCES

     Our capital needs arise from working capital required to fund our operations, capital expenditures related to expansions and improvements to our infrastructure and funds required in connection with the acquisitions of new businesses and our anticipated future growth. These capital requirements depend on numerous factors, including the rate of market acceptance of our products, the ability to expand our customer base, the cost of research and development to improve our products, expenditures for sales and marketing, investment in distribution and other factors. The timing and amount of these capital requirements cannot be accurately predicted. Additionally, we may, from time to time, invest in or acquire complementary businesses, products or technologies.

     Since inception, we have financed our operations through a combination of sales of equity securities, cash generated by operations during our early years, and borrowings. At February 28, 2001, we had $15.1 million in cash and cash equivalents and short-term investments. Net cash used by operating activities in the years ended February 28, 1999, February 29, 2000 and February 28, 2001 and the three months ended May 31, 2001 was $5.8 million, $15.9 million, $19.6 million and $4.2 million, respectively. During these periods, cash used by operating activities consisted primarily of cash utilized to fund operating losses and for working capital. In the year ended February 28, 2001 and the three month period ended May 31, 2001, the items that significantly impacted cash balances were accounts receivable and inventories which both increased during the respective periods as the volume of sales increased.

     Net cash (used) provided by investing activities in the years ended February 28, 1999, February 29, 2000 and February 28, 2001 and the three months ended May 31, 2001 was $(743,000), $(14.1 million), $(64,000), and $1.4 million, respectively. Net cash used in operating activities was related to the

                                       4-15

                                                                    CHAPTER FOUR

acquisition of property and equipment and the purchase and sale of short-term investments. Cash used to purchase property and equipment in the years ended February 28, 1999, February 29, 2000 and February 28, 2001 and the three months ended May 31, 2001 were $712,000, $1.7 million, $789,000, and $114,000 respectively. Additionally, equipment acquired under capital lease arrangements was $937,000 in the year ended February 28, 1999 and $108,000 in the year ended February 29, 2000. Overall capital spending during these periods related to computer equipment and tooling for our manufacturing facility. Net short-term investments of $12.4 million were purchased during the year ended February 29, 2000 and $725,000 was received during the year ended February 28, 2001 from the maturity of short-term investments.

     Net cash provided by (used in) financing activities in the years ended February 28, 1999, February 29, 2000 and February 28, 2001 and for the three month period ended May 31, 2001 were $19,000, $30.7 million, $20.3 million and $(396,000), respectively. The net cash provided by financing activities in the years ended February 29, 2000 and February 28, 2001 related to the sale of shares of our preferred stock. Net cash provided by financing activities also related to proceeds from the issuance of common stock, and proceeds from borrowings. Net cash used in financing activities related to principle payments under capital leases and repayment of borrowings. During the year ended February 28, 1999, we received $541,000 from the sale and lease-back of certain equipment.

     Under the terms of a bank loan and security line of credit (the "line of credit") in place at August 29, 2001, we could borrow the lesser of $9.0 million or an amount determined by a formula applied to eligible inventory, accounts receivable and existing borrowings. The line of credit bears interest at a variable rate equal to the bank's prime lending rate plus 1.5% (8.0% at August 29, 2001). The revolving line of credit expires on June 29, 2002. Amounts borrowed under the line of credit are secured by substantially all of our assets. The line of credit requires us to meet certain financial ratios, including a requirement to maintain a minimum stockholders equity balance (as defined) of $12 million. As of July and August 2001, we were in default of this net worth covenant.

     We received a waiver of this default and subsequently re-negotiated the minimum stockholders equity balance covenant to be $8.0 million for the months July through October 2001, and $5.5 million beginning November 2001 until the expiration of the loan agreement in June 2002. The line of credit agreement prohibits certain transactions (including, but not limited to, changes in ownership, dispositions of property, mergers, and the payment of dividends). Upon effectiveness of the merger, we anticipate that the line of credit will be cancelled and we will be obligated to repay all outstanding amounts due.

     We believe that cash and cash equivalents and income from operations will be sufficient to satisfy our working capital requirements for the next 12 months. However, our projected cash needs may change as a result of acquisitions, unforeseen operational difficulties or other factors. We believe that success in our industry requires substantial capital in order to maintain the flexibility to take advantage of opportunities as they may arise. We may, from time to time, invest in or acquire complementary businesses, products or technologies. We may effect additional equity or debt financing to fund such activities. The sale of additional equity or convertible debt could result in additional dilution to our stockholders, and the imposition of negative covenants upon our operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We do not use derivative financial instruments in our investment portfolio. We only invest in instruments that meet the highest credit and quality standards, as specified in our investment policy guidelines. At May 31, 2001, we had an investment portfolio of money market funds, commercial securities and U.S. Government bonds including those classified as short-term investments of $10.4 million. These instruments, like all fixed income instruments, are subject to interest rate risk. The fixed income portfolio will fall in value if there were an increase in interest rates. If market interest rates were to increase immediately and uniformly by 10% from levels as of May 31, 2001, the decline of the fair

                                       4-16

                                                                    CHAPTER FOUR

value of the fixed income portfolio would not be material. All of our revenues and expenses are denominated in U.S. dollars, and we do not currently engage in any currency hedging transactions.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Delivering Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at fair market value. SFAS No. 133, as recently amended, is effective for fiscal years beginning after June 15, 2000. Management believes the adoption of SFAS No. 133 will not have a material effect or Ecrix's financial position or results of operations.

     In March 2000, the Emerging Issues Task Force (EITF) issued EITF 00-02, "Accounting for Web Site Development Costs." EITF 00-02 provides guidance on accounting for web site development costs and is effective for fiscal quarters beginning after June 30, 2000. The adoption of EITF 00-02 did not have a material effect on Ecrix's financial position or the results of operations.

     In March 2000, the FASB issued Interpretation No. 44 (FIN 44), "Accounting for Certain Transactions involving Stock Compensation -- an Interpretation of APB Opinion 25." FIN 44 is effective July 1, 2000 and clarifies the application of APB 25 for certain matters, specifically (a) the definition of an employee for purposes of applying APB 25, (b) the criteria for determining whether a plan qualifies as a non compensatory plan, (c) the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. The adoption of FIN 44 did not have a material impact on Ecrix's financial position or the results of operations.

     In June of 2001, the FASB issued Statement of Financial Accounting Standard No. 141, "Business Combinations" ("FAS 141") and Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets" ("FAS 142").

     FAS 141 requires that all purchase business combinations must be accounted for using the purchase method. Under this method, the purchase price of an acquired business is allocated to the individual tangible and intangible assets acquired and liabilities assumed based upon the estimated fair values at the date of acquisition. If the purchase price exceeds the amounts assigned to assets acquired and liabilities assumed, the excess is recognized as goodwill. After initial recognition, goodwill and intangible assets acquired in the business combination must be accounted for under FAS 142. FAS 141 is effective for Ecrix for all business combinations initiated after June 30, 2001. Ecrix believes this bulletin will not have a material impact on its results of operations.

     FAS 142 requires that after a company allocates the purchase price in accordance with FAS 141, the assets acquired, liabilities assumed, and goodwill must be assigned to one or more reporting units based upon certain criteria outlined in FAS 142. In addition, goodwill will no longer be amortized. Instead, companies are required to test goodwill for impairment at the reporting unit level by (1) determining the fair values of the reporting units and comparing them with their carrying values and (2) if the fair value of a reporting unit is less than its carrying amount, measure the amount of impairment loss, if any, by comparing the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of reporting unit goodwill exceeds its implied fair value, that excess should be recognized as an impairment loss. FAS 142 is effective for Ecrix for any goodwill acquired in a business combination entered into after June 30, 2001. The remaining provisions of the Statement are effective for the year ending December 31, 2002. Ecrix believes that, once effective, this bulletin will not have a material impact on its results of operations.

                                       4-17

                                                                    CHAPTER FOUR

                          ECRIX OFFICERS AND DIRECTORS

     The following persons who currently serve as an executive officer and/or director of Ecrix will become an officer or director of Exabyte following the merger. See "Directors and Executive Officers of Exabyte After the Merger" in Chapter Three above.

NAME                                    AGE                  POSITION
----                                    ---                  --------
Juan A. Rodriguez                       60    Chairman of the Board and Chief
                                              Executive Officer
Craig G. Lamborn                        48    Chief Financial Officer
G. Jackson Tankersley                   52    Director
William J. Almon, Sr.                   68    Director

JUAN A. RODRIGUEZ (60) co-founded Ecrix Corporation in 1996 and has been its Chairman of the Board and Chief Executive Officer since 1996. In his fourth decade with the computer industry, Mr. Rodriguez has focused almost entirely on data storage technology and has founded and built companies that have achieved worldwide prominence in the data storage industry. Mr. Rodriguez co-founded Storage Technology Corporation in 1969 after several years as an IBM tape technology engineer. As StorageTek grew to a billion in revenue, he served in vice presidential and general manager roles over Engineering, Hard Disk Operations and Optical Disk Operations. In 1985, Mr. Rodriguez co-founded Exabyte Corporation, where he held the positions of chairman, president and CEO. Mr. Rodriguez also serves on the Board of Directors for Colorlink and previously held Board positions at Iomega Corporation, Maxtor Corporation and Vixel Corporation. Mr. Rodriguez is a professor for the University of Colorado College of Engineering and has received numerous awards. He holds a Bachelor degree in Electrical Engineering from The City College of New York and a Master's degree in Electrical Engineering from New York University.

CRAIG G. LAMBORN (48) has served as Ecrix's Vice President of Finance and CFO since 1998. Previously, Mr. Lamborn spent seven years as CFO of Kentek Information Systems, a manufacturer of high speed printers. Prior to Kentek, Mr. Lamborn held financial positions with McData Corporation and Union Pacific Corporation. He received a B.B.A. in accounting from Boise State University. Mr. Lamborn is a certified public accountant.

G. JACKSON TANKERSLEY, JR. (52) has served on Ecrix's Board of Directors since 1996. He is a co-founder and principal of Meritage Private Equity Funds, a Denver-based firm with more than $440 million of committed capital under management that invests exclusively in the communications industry. Previously, Mr. Tankersley co-founded The Centennial Funds in 1981 and served as either its chief executive officer or chief investment officer until 1997. He began his career at Continental Illinois Bank in 1974 and joined its venture capital subsidiary in 1978. Mr. Tankersley also serves on the boards of directors of InFlow, Inc. and Masergy Communications, both Meritage portfolio companies. He received a B.A. in Economics with high honors from Denison University and an M.B.A. from the Amos Tuck School of Business Administration at Dartmouth College.

WILLIAM J. ALMON, SR. (68) has served on Ecrix's Board of Directors since 1999. Mr. Almon has 40 years experience in the technology industry having spent 30 years with IBM holding Executive Positions in both software and hardware management. After IBM, he served as President of Conner Peripherals, Inc. from 1989 to 1993 and founded StorMedia Inc. in 1994. StorMedia filed for bankruptcy protection in 1998. Most recently, he was Managing Director of Netfish Technologies from 1999 to May 2001, when it was acquired by Iona Technologies PLC. He has served as a director of Read Rite Corporation (an independent supplier of magnetic recording heads for the hard disk drive market) since 1994, and Sigma Designs (a digital video decoding company marketing digital video decoding products for use with personal computers and other consumer information appliances) since 1994. Mr. Almon received his B.S. degree

                                       4-18

                                                                    CHAPTER FOUR


from the United States Military Academy at West Point.


                  COMPENSATION OF ECRIX OFFICERS AND DIRECTORS

DIRECTOR COMPENSATION

Non-employee directors are generally granted a one-time stock option to purchase Ecrix common stock in order to compensate for their services as directors. The following options have been granted to non-employee directors who will serve on Exabyte's board:

                                                             NUMBER OF          EXERCISE
DIRECTOR                                                      OPTIONS            PRICE
--------                                                 -----------------   --------------
William J. Almon, Sr...................................         80,000           $1.00
                                                               300,000            0.20
G. Jackson Tankersley..................................         50,000(1)         1.20

---------------

(1) These options were cancelled and Ecrix regranted shares to Mr. Tankersley on March 14, 2001. Pursuant to the regrant, Mr. Tankersley purchased 50,000 shares of Ecrix common stock for $.20 per share. The shares vest on the original vesting schedule of the cancelled options (1/48 of the total shares vesting per month). Prior to vesting, when Mr. Tankersley leaves the Ecrix Board, Ecrix may repurchase unvested shares from Mr. Tankersley for the lower of the original purchase price or the fair market value at such time.

All of these options to purchase Ecrix stock will terminate at the effective time of the merger if not previously exercised.

STOCKHOLDER AGREEMENT

     Pursuant to a third amended and restated stockholders agreement by and among Ecrix, holders of Ecrix preferred stock and certain members of Ecrix's management, the stockholders of Ecrix who are party to the agreement have agreed to vote their Ecrix voting securities for representatives designated by management and other Ecrix stockholders. The parties to the stockholders agreement have agreed to vote for individuals who currently serve on the Ecrix board and who will, in some cases, serve on the Exabyte board upon effectiveness of the merger. Included among the designees the parties have agreed to vote for are two representatives designated by the management, one of whom, Juan A. Rodriguez will become a director of Exabyte upon the effectiveness of the merger. In addition, the parties agreed to vote their Ecrix shares for G. Jackson Tankersley, the designee of Meritage Private Equity Fund, L.P. Mr. Tankersley will also become a director of Exabyte upon effectiveness of the merger. Finally, the parties agreed to vote for four additional directors that are designated by the two management directors provided that these designees are not members of the company's management. Among these four designees, William J. Almon, Sr. will serve on the Exabyte board upon effectiveness of the merger.

                                       4-19

                                                                    CHAPTER FOUR

EXECUTIVE COMPENSATION

     The following table sets forth the compensation, for the year ended February 28, 2001 of certain persons who currently serve as executive officers of Ecrix and will serve as an executive officer or director of Exabyte after the merger:

SUMMARY COMPENSATION TABLE

                                                                               LONG TERM
                                                           ANNUAL            COMPENSATION
                                                        COMPENSATION     ---------------------
                                                      ----------------   SECURITIES UNDERLYING
NAME AND PRINCIPAL POSITION                    YEAR    SALARY    BONUS          OPTIONS
---------------------------                    ----   --------   -----   ---------------------
Juan A. Rodriguez,
  Chairman and Chief Executive Officer         2001   $170,000    $0
Craig G. Lamborn, V.P. Finance and CFO         2001   $196,575    $0            80,000

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
VALUES

     The following table provides information, with respect to the named executive officers, concerning the value of unexercised stock options exercisable for Ecrix common stock held as of February 28, 2001. In 2001, the named executive officers did not exercise any stock options.

                            NUMBER OF SHARES
                               UNDERLYING                 VALUE OF UNEXERCISED
                         UNEXERCISED OPTIONS AT           IN-THE-MONEY OPTIONS
                         FEBRUARY 28, 2001(#)(1)         AT FEBRUARY 28, 2001(2)
                       ---------------------------     ---------------------------
NAME                   EXERCISABLE   UNEXERCISABLE     EXERCISABLE   UNEXERCISABLE
----                   -----------   -------------     -----------   -------------
Juan A. Rodriguez              0        500,000            $0             $0
Craig G. Lamborn         108,800        216,200             0              0

---------------

(1) As of February 28, 2001, Mr. Rodriguez had options to purchase 500,000 shares of Ecrix common stock. Half of such options would vest upon an event of liquidity (which includes the merger) and half would vest upon achievement of certain shipment levels of Ecrix tape drives. These options were cancelled and Ecrix regranted shares to Mr. Rodriguez on March 14, 2001. Pursuant to the regrant, Mr. Rodriguez purchased 500,000 shares of Ecrix common stock for $.20 per share. The shares vest on the original vesting schedule of the cancelled options.

(2) The options to purchase Ecrix common stock held by such persons as of February 28, 2001 were not in-the-money as of such date.

                                       4-20

                                                                    CHAPTER FOUR

STOCK OPTION GRANTS

     The following table contains information for fiscal 2001 concerning the grant of stock options under the 1999 Equity Incentive Plan to the named executive officers:

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                           POTENTIAL
                                                                                      REALIZABLE VALUE AT
                                                                                        ASSUMED ANNUAL
                                                                                        RATES OF STOCK
                         NUMBER OF       % OF TOTAL                                   PRICE APPRECIATION
                        SECURITIES        OPTIONS                                         FOR OPTION
                        UNDERLYING       GRANTED TO                                         TERM(3)
                          OPTIONS       EMPLOYEES IN    EXERCISE PRICE   EXPIRATION      5%        10%
NAME                   GRANTED(#)(1)   FISCAL YEAR(2)       ($/SH)          DATE        ($)        ($)
Juan A. Rodriguez              0              0                --              --           --         --
Craig G. Lamborn          80,000            3.3             $1.20         12/7/10     $156,374   $248,999

---------------

(1) Options are generally granted under the Ecrix 1999 Equity Incentive Plan with exercise prices equal to the fair market value of Ecrix's common stock as of the date of the grant, and typically vest over a four-year period. The terms of the options granted may not exceed 10 years.

(2) Based on options granted to Ecrix employees during fiscal 2001 to purchase 2,435,000 shares.

(3) The potential realizable value is based on the term of the option at the date of grant (10 years in each case). It is calculated by assuming that the stock price on the date of grant appreciates at the indicated rate, compounded annually for the entire term, and that the option is exercised and sold on the last day of the option term for the appreciated stock price. These amounts represent certain assumed rates of appreciation only, in accordance with SEC rules, and do not reflect its estimate or projection of future stock price performance. Actual gains, if any, are dependent on the actual future performance of Ecrix's common stock. The amounts reflected in this table may never be achieved.

EMPLOYMENT AGREEMENTS


     Ecrix does not have any employment agreements with any of its executive officers and does not typically enter into written employment agreements with any employees. Ecrix employees all have offer letters, which among other things, specify compensation, vacation time and other benefits. In the case of one officer, William J. Almon, Jr., the offer letter contains a clause relating to severance pay in the event of involuntary termination. Pursuant to Mr. Almon, Jr.'s revised employment arrangement with Ecrix, Ecrix will pay Mr. Almon, Jr. this severance amount in October 2001.


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     During the fiscal year ended February 28, 2001, Messrs. G. Jackson Tankersley, Derek Thompson and William J. Almon, Sr. served on our Compensation Committee of the Ecrix Board of Directors. None of the members of the compensation committee is currently, or has ever been, one of our officers or employees or an officer or employee of any of our subsidiaries. During the fiscal year ended February 28, 2001, no executive officer served as a member of the board of directors or compensation committee of any entity that had one or more executive officers serving as a member of our board of directors or compensation committee.

ECRIX SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS AND MANAGEMENT


     The following table sets forth certain information regarding the beneficial ownership of the Ecrix common stock on October 1, 2001 with respect to each person who is a beneficial owner of more than 5%


                                       4-21

                                                                    CHAPTER FOUR

of any class of our capital stock and beneficial ownership of Ecrix common stock by each director and each executive officer and all directors and executive officers as a group.

     To calculate a stockholder's percentage of beneficial ownership in the column titled "Percentage of Class," we follow the rules of the Securities and Exchange Commission and must include in the numerator and denominator those shares of convertible Ecrix preferred stock and those shares underlying certain of the warrants and options beneficially owned by that stockholder. Ecrix preferred stock, warrants and options held by other stockholders, however, are disregarded in this calculation. Therefore, the denominator used in calculating beneficial ownership among our shareholders may differ. The column titled "Percentage of Voting Power" shows the voting percentage of each shareholder and is calculated by including in the numerator all outstanding shares of Ecrix common stock and Ecrix preferred stock held by such stockholder and including in the denominator all issued and outstanding shares of Ecrix common stock and Ecrix preferred stock.


                                                  SHARE AMOUNT
NAME AND ADDRESS OF                               AND NATURE OF       PERCENTAGE   PERCENTAGE OF
BENEFICIAL OWNER                              BENEFICIAL OWNERSHIP*   OF CLASS*    VOTING POWER
-------------------                           ---------------------   ----------   -------------
Centennial Holdings V, L.P.                        12,133,247(1)         66.3%         24.5%
1428 Fifteenth St.
Denver, CO 80202-1318
Centennial Holdings VI, L.P.                        7,743,267(2)         55.7%         15.6%
1428 Fifteenth St.
Denver, CO 80202-1318
Meritage Investment Partners, LLC                  14,563,107(3)         70.4%         12.1%
(G. Jackson Tankersley)
1600 Wynkoop Street, Suite 300
Denver, CO 80202
G. Jackson Tankersley                              14,961,142(4)         70.9%         12.8%
751 International Isle Dr.
Castle Rock, CO 80104
August Capital Management II, LLC                   5,357,639(5)         46.4%          8.4%
(Andrew Anker, Andrew S. Rappaport
John Johnston and David F. Marquardt)
2480 Sand Hill Road, Suite 101
Menlo Park, CA 94025
J.P. Morgan Partners (SBIC), LLC                    5,203,500(6)         45.7%         10.5%
1221 Avenue of the Americas
39(th) Floor
New York, NY 10020-1080
Hexagon Investments, Inc.                           1,758,292(7)         22.1%          3.1%
(Roy Reiman, Scott J. Reiman, Michael J.
Hipp, and Brian F. Fleischmann)
1407 Larimer Street, Suite 300
Denver, Colorado 80202
Sama Partnership                                    1,000,000(8)         16.2%          2.5%
2100 Gulf Blvd., #1201
South Padre Island, TX 78597
Exabyte Corporation                                   400,000(9)          6.2%           **
1685 38(th) Street
Boulder, Colorado 80301
William J. Almon, Sr.                                  55,400(10)          **            **
10570 Blandor Way
Los Altos, CA 94024


                                       4-22

                                                                    CHAPTER FOUR


                                                  SHARE AMOUNT
NAME AND ADDRESS OF                               AND NATURE OF       PERCENTAGE   PERCENTAGE OF
BENEFICIAL OWNER                              BENEFICIAL OWNERSHIP*   OF CLASS*    VOTING POWER
-------------------                           ---------------------   ----------   -------------
Allen A. Builder                                    2,042,317(11)        24.8%          3.3%
Builder Investment Group, Inc.
5 Piedmont Center, Suite 700
Atlanta, GA 30305
Valley Ventures II, L.P.                            1,456,311(12)        20.4%          1.2%
6720 N. Scottsdale Road, Suite 280
Scottsdale, AZ 85253
James Monroe, III Grantor Trust                       683,418(13)         9.9%          1.2%
c/o Thermo Companies
644 Governor Nichols Street
New Orleans, LA 70116-2511
Philip S. Dauber                                      157,270(14)         2.5%           **
27930 Roble Alto
Los Altos, CA 94022
Derek Thompson                                         60,800(15)          **            **
7302 Island Circle
Boulder, Colorado 80301
Jeffrey Schutz                                              0(16)          **            **
1428 Fifteenth St.
Denver, CO 80202-1318
Juan A. Rodriguez                                   1,975,239(17)        26.4%          4.0%
5525 Central Avenue
Boulder, Colorado 80301
Kelly Beavers                                       1,812,522(18)       29.2.%          4.5%
5525 Central Avenue
Boulder, Colorado 80301
Craig G. Lamborn                                      240,467(19)         3.7%           **
5525 Central Avenue
Boulder, Colorado 80301
William J. Almon, Jr.                                 215,757(20)         3.5%           **
5525 Central Avenue
Boulder, Colorado 80301
Albert R. Miller                                      198,667(21)         3.0%           **
5525 Central Avenue
Boulder, Colorado 80301
Dennis Iler                                            83,467(22)         1.3%           **
5525 Central Avenue
Boulder, Colorado 80301
All directors and executive officers as a
group (12 persons)                                 21,803,048            88.2%         25.2%


---------------

  * The amounts and percentages indicated as beneficially owned were calculated pursuant to Rule 13d-3(d)(1) under the Exchange Act which provides that beneficial ownership of a security is acquired by a person if that person has the right to acquire beneficial ownership of such security within 60 days through the exercise of a right such as the exercise of an option or the conversion of a convertible security into Ecrix common stock. Any securities not outstanding which are subject to options or conversion privileges are deemed outstanding for the purpose of computing the percentage of outstanding securities of the class owned by the person who owns the option or conversion privilege but are not deemed outstanding for the purpose of computing the percentage of the class owned by any other person. Each share of Series A Preferred, Series B Preferred, Series C Preferred, Series D Preferred, Series D-1 Preferred and Series D-2 Preferred converts into shares of Ecrix common stock at the rate of 1:1.

                                       4-23

                                                                    CHAPTER FOUR

     Names of natural persons appearing in parentheses after the names of stockholders in the table above denote information supplied to us by or on behalf of the stockholders as to the natural persons with voting or investment control over Ecrix common stock and/or Ecrix preferred stock.

 **  Less than one percent of such class of stock.

 (1) Includes the shares held by Centennial Fund V, L.P., Centennial Entrepreneurs Fund V, L.P. Centennial Holdings V, L.P. is the general partner of Centennial Fund V, L.P. and Centennial Entrepreneurs Fund V, L.P. and as such has voting and dispositive power over such shares. The following shares of Ecrix capital stock are held by such entities: (a) Centennial Fund V, L.P. holds 1,212,500 shares of Series A Preferred, 2,425,000 shares of Series B Preferred, 2,852,941 shares of Series C Preferred, 1,917,520 shares of Series D Preferred, 1,111,894 shares of Series D-1 Preferred and a warrant to purchase 2,223,788 shares of Series D-2 Preferred; (b) Centennial Entrepreneurs Fund V, L.P. holds 37,500 shares of Series A Preferred, 75,000 shares of Series B Preferred, 88,235 shares of Series C Preferred, 59,305 shares of Series D Preferred, 34,388 shares of Series D-1 Preferred and a warrant to purchase 68,776 shares of Series D-2 Preferred; (c) Centennial Holdings V, L.P. 26,400 shares of Ecrix common stock.

 (2) Includes the shares held by Centennial Fund VI, L.P. and Centennial Entrepreneurs Fund VI, L.P. Centennial Holdings VI, L.P. is the general partner of Centennial Fund VI, L.P. and Centennial Entrepreneurs Fund VI, L.P. and as such has voting and dispositive power over such shares. The following shares of Ecrix capital stock are held by such entities: (a) Centennial Fund VI, L.P. holds 5,392,157 shares of Series D Preferred, 713,075 shares of Series D-1 Preferred and a warrant to purchase 1,426,150 shares of Series D-2 Preferred; (b) Centennial Entrepreneurs Fund VI, L.P. holds 134,804 shares of Series D Preferred, 17,827 shares of Series D-1 Preferred and a warrant to purchase 35,654 shares of Series D-2 Preferred; and (c) Centennial Holdings VI, L.P. holds 23,600 shares of Ecrix common stock.

 (3) Includes the shares held by Meritage Private Equity Fund, L.P., Meritage Private Equity Parallel Fund, L.P. and Meritage Entrepreneurs Fund, L.P. Meritage Investment Partners, LLC is the sole general partner of Meritage Private Equity Fund, L.P., Meritage Private Equity Parallel Fund, L.P. and Meritage Entrepreneurs Fund, L.P. and as such has voting and dispositive power over such shares. The following shares of Ecrix capital stock are held by such entities: (a) Meritage Private Equity Fund, L.P. holds 4,256,311 shares of Series D-1 Preferred and a warrant to purchase 8,512,622 shares of Series D-2 Preferred; (b) Meritage Private Equity Parallel Fund, L.P. holds 520,388 shares of Series D-1 Preferred and a warrant to purchase 1,040,776 shares of Series D-2 Preferred and (c) Meritage Entrepreneurs Fund, L.P. holds 77,670 shares of Series D-1 Preferred and a warrant to purchase 155,340 shares of Series D-2 Preferred.


 (4) Includes the shares listed in footnote (3) as to which Mr. Tankersley has voting and dispositive power by virtue of being a managing member of Meritage Investment Partners, LLC which is the sole general partner of Meritage Private Equity Fund, L.P., Meritage Private Equity Parallel Fund, L.P. and Meritage Entrepreneurs Fund, L.P. Mr. Tankersley disclaims beneficial ownership of such shares. Also includes the following shares held by the following entities: Millennial Holdings LLC holds 35,000 shares of Ecrix common stock, 14,706 shares of Series C Preferred, 74,058 shares of Series D Preferred, 24,272 shares of Series D-1 Preferred and a warrant to purchase 48,544 shares of Series D-2 Preferred; The Millennial Fund holds 10,000 shares of Ecrix common stock, 62,525 shares of Series A Preferred, 12,136 shares of Series D-1 Preferred and a warrant to purchase 24,272 shares of Series D-2 Preferred and Tankersley Family Limited Partnership holds 5,000 shares of Ecrix common stock, 14,706 shares of Series C Preferred, 24,272 shares of Series D-1 Preferred and a warrant to purchase 48,544 shares of Series D-2 Preferred. Mr. Tankersley is the managing member of Millennial Holdings LLC and sole general partner of Tankersley Family Limited Partnership and may be deemed to possess voting and dispositive power over shares held by such entities. Mr. Tankersley disclaims beneficial ownership of all such shares. The Millennial Fund is not a legal entity and Mr. Tankersley is the direct beneficial owner of all Ecrix shares held in that name.


 (5) Includes shares held by August Capital II, L.P. and August Capital Strategic Partners II, L.P. August Capital Management II, LLC is the general partner of August Capital II, L.P. and August Capital Strategic Partners II, L.P. August Capital Management II, LLC has four members, Andrew Anker, Andrew S. Rappaport, John Johnston and David F. Marquardt, each of whom may be deemed to have shared power to vote and to dispose of these shares. The following shares of Ecrix capital stock are held by such entities: (a) August Capital II, L.P. holds 2,281,863 shares of Series D Preferred, 935,965 shares of Series D-1 Preferred and a warrant to purchase 1,871,930 shares of Series D-2 Preferred and (b) August Capital Strategic Partners II, L.P. holds 120,098 shares of Series D Preferred, 49,261 shares of Series D-1 Preferred and a warrant to purchase 98,522 shares of Series D-2 Preferred.

 (6) Includes 1,764,706 shares of Series C Preferred, 1,960,784 shares of Series D Preferred, 492,670 shares of Series D-1 Preferred and a warrant to purchase 985,340 shares of Series D-2 Preferred.

 (7) Includes the shares held by Grandhaven LLC, Hexagon Investments, LLC, Labyrinth Enterprises, LLC and Legacy Enterprises, LLC. Hexagon Investments, Inc. serves as the Manager for Grandhaven, LLC, Hexagon Investments, LLC, Labyrinth Enterprises, LLC, and Legacy Enterprises, LLC. Hexagon Investments, Inc. has four individuals with the authority to vote and dispose of shares held by Hexagon Investments, Inc. and the its related entities; Roy J. Reiman, Executive Vice President, Scott J. Reiman, President, Michael J. Hipp, Executive Vice President and Brian F. Fleischmann, Vice President. The following shares of Ecrix capital stock are held by such entities: (a) Hexagon Investments LLC holds 245,098 shares of Series D Preferred, 64,825 shares of Series D-1 Preferred and a warrant to purchase 129,650 shares of Series D-2 Preferred;

                                       4-24

                                                                    CHAPTER FOUR

     (b) Grandhaven LLC holds 490,196 shares of Series D Preferred, 129,650 shares of Series D-1 Preferred and a warrant to purchase 259,300 shares of Series D-2 Preferred, (c) Legacy Enterprises LLC holds 147,059 shares of Series D Preferred, 38,895 shares of Series D-1 Preferred and a warrant to purchase 77,790 shares of Series D-2 Preferred, and (d) Labyrinth Enterprises LLC holds 98,039 shares of Series D Preferred, 25,930 shares of Series D-1 Preferred and a warrant to purchase 51,860 shares of Series D-2 Preferred.

 (8) Includes 1,000,000 shares of Ecrix common stock. Alicia S. Rodriguez, the spouse of Juan A. Rodriguez, is the general partner of Sama Partnership.

 (9) Includes 400,000 shares of Series D preferred stock.


(10) Includes options to purchase 55,400 shares of Ecrix common stock held by William J. Almon, Sr., which are currently exercisable or exercisable in the next 60 days.



(11) Includes 1,004,902 shares of Series D Preferred, 339,805 shares of Series D-1 Preferred and a warrant to purchase 679,610 shares of Series D-2 Preferred held by Big Partners V, L.P. Mr. Builder is the general partner of Big Partners V, L.P. and has sole voting and dispositive power over such shares. Mr. Builder disclaims beneficial ownership of such shares held by Big Partners V, L.P. Also includes options to purchase 18,000 shares of Ecrix common stock held by Mr. Builder, which are currently exercisable or exercisable in the next 60 days.


(12) Includes 485,437 shares of Series D-1 Preferred and a warrant to purchase 970,874 shares of Series D-2 Preferred.

(13) Includes 392,157 shares of Series D Preferred, 97,087 shares of Series D-1 Preferred and a warrant to purchase 194,174 shares of Series D-2 Preferred.

(14) Includes 49,019 shares of Series D Preferred, 19,417 shares of Series D-1 Preferred and a warrant to purchase 38,834 shares of Series D-2 Preferred held by Philip S. Dauber and Elayne R. Dauber Trustees PSERD Trust dated March 11, 1986. As a trustee of such trust, either Mr. Dauber or Ms. Dauber may vote or dispose of such shares. Also includes 50,000 shares of Ecrix common stock held by Mr. Dauber.


(15) Includes options to acquire 60,600 shares of Ecrix common stock pursuant to stock options currently exercisable or exercisable within the next 60 days.


(16) Jeffrey Schutz is one of four general partners of Centennial Holdings V, L.P. which in turn is the general partner of Centennial Fund V, L.P. and Centennial Entrepreneurs Fund V, L.P. Mr. Schutz is also one of five managing directors of Centennial Holdings VI, LLC which is the sole general partner of Centennial Fund VI, L.P. and Centennial Entrepreneurs Fund VI, L.P. Finally, Mr. Schutz is also one of five managing principals of Centennial Holdings I, LLC which owns 107,843 shares of Ecrix Series D Preferred, 14,261 shares of Ecrix Series D-1 Preferred and a warrant to purchase 28,522 shares of Ecrix Series D-2 Preferred. Mr. Schutz, acting alone, does not have voting or investment power with respect to the securities owned by these entities and, as a result, Mr. Schutz disclaims beneficial ownership of the securities directly beneficially owned by these entities.


(17) Includes 1,375,020 shares of Ecrix Common Stock, 62,475 shares of Series A Preferred, 29,412 shares of Series C Preferred, 112,700 shares of Series D Preferred, 48,544 shares of Series D-1 Preferred and a warrant to purchase 97,088 shares of Series D-2 Preferred. Also includes options to purchase 250,000 shares of Ecrix common stock which will vest and be exercisable prior to effectiveness of the merger. Excludes 1,000,000 shares of Ecrix common stock owned by Sama Partnership. Alicia S. Rodriguez, the spouse of Juan A. Rodriguez, is the general partner of Sama Partnership.


(18) Includes 1,600,000 shares of Ecrix common stock owned by Mr. Beavers and 100,000 shares of Ecrix common stock owned beneficially by each of Mr. Beavers' two children. Also includes 12,522 shares of Series D Preferred.


(19) Includes options to purchase 240,467 shares of Ecrix common stock held by Mr. Lamborn, which are currently exercisable or exercisable in the next 60 days. Of these options, options to purchase 85,000 shares of Ecrix common stock will vest and be exercisable prior to effectiveness of the merger.



(20) Includes 49,020 shares of Series D Preferred, 19,417 shares of Series D-1 Preferred and a warrant to purchase 38,834 shares of Series D-2 Preferred held by William J. Almon, Jr., Trustee of the Almon 1992 Irrevocable Trust U/T/A dated December 30, 1992. In addition, such number includes 4,854 shares of Series D-1 Preferred and a warrant to purchase 9,708 shares of Series D-2 Preferred held by each of the following: Holly Almon, Custodian for Sara Jan Almon; William J. Almon, Jr., Custodian for Kathleen Almon; and William J. Almon, Jr., Custodian for William J. Almon, III. Holly Almon is Mr. Almon, Jr.'s spouse. Also includes options to purchase 64,800 shares of Ecrix common stock held by Mr. Almon, Jr., which are currently exercisable or exercisable in the next 60 days. Mr. Almon, Jr. was formerly Vice President -- Sales and Marketing until September 30, 2001.



(21) Includes options to purchase 198,667 shares of Ecrix common stock held by Mr. Miller, which are currently exercisable or exercisable in the next 60 days.



(22) Includes options to purchase 83,467 shares of Ecrix common stock held by Mr. Iler, which are currently exercisable or exercisable in the next 60 days.


                                       4-25

                                                                    CHAPTER FIVE

                     CHAPTER FIVE -- DESCRIPTION OF EXABYTE

                    INFORMATION REGARDING EXABYTE'S BUSINESS

DESCRIPTION OF EXABYTE

     Exabyte Corporation designs, manufactures and markets a full range of 8mm and MammothTape(TM) tape drives and automated tape libraries as well as DLTtape(TM), LTO(TM) Ultrium(TM) and AIT(TM) automated tape libraries. We also provide our own brand of recording media and provide worldwide service and customer support to our customers and end users. We were incorporated in June 1985 under the laws of the State of Delaware.

     We focus on the information storage and retrieval tape drive and library market for workstations, midrange computer systems and networks, primarily for data backup and archival applications. Computer manufacturers and resellers require a variety of storage products which vary in price, performance, capacity and form-factor characteristics as their needs for data backup and archival storage increase. Additionally, end users require reliable data backup and archival applications. Our strategy is to offer a number of products to address a broad range of these requirements.

     Historically, we focused our business on our tape drive products. During 2000, the sale of automated tape libraries became an increasingly significant portion of our business. As a result, our growth strategy is currently focused upon us becoming a more significant participant in the growing tape library market. We believe that our future success is dependent upon our ability to successfully develop and sell library products that incorporate not only our own tape drives but also tape drives supplied by others.

RECENT DEVELOPMENTS

     Due to ongoing operating losses and resulting liquidity restraints, in January, 2001, we reassessed our business and commenced an investigation of various strategic alternatives that would result in increased liquidity. These alternatives included one or more of the following:

     -  sale of all or part of our operating and off-balance sheet assets;

     -  restructuring of current operations;

     -  additional equity infusions; or

     -  strategic alliance, acquisition or merger.

     Broadview was engaged to assist us in this process. As a result, we issued shares of Series G preferred stock as described below and have entered into the merger agreement with Ecrix.

     If we do not consummate the merger or a similar transaction and did not raise additional capital through debt or equity, it is possible that we would be unable to achieve our currently contemplated business objectives or have enough funds to support our operations, which could affect our ability to continue as a going concern. The report of our independent accountants on our consolidated financial statements for the 2000 fiscal year contained an explanatory paragraph related to our ability to continue as a going concern.

     As discussed in Chapter Three under "Exabyte's Reasons for the Merger," we believe that our merger with Ecrix will improve our liquidity and enhance our access to capital. However, there can be no assurance that we will realize these benefits from the merger or that, even if realized, they will be sufficient to resolve our liquidity concerns. See "Risk Factors -- 2.1 We Need Additional Funding to Support Our Operations. Our Inability to Obtain Additional Funding May Harm Our Ability to Continue as a Going Concern."

                                       5-1

                                                                    CHAPTER FIVE

     On April 16, 2001, the Company issued 1,500,000 shares of Series G preferred stock to a private investor for total proceeds of $3,000,000. The dividends accrue at a rate of 9% per annum on the original Series G issue price and are compounded if not paid. The original Series G issue price of the Series G preferred stock is $2.00 per share, subject to adjustment for stock splits, stock dividends and other similar changes to our capital stock. Dividends must be paid in cash, except that they may be paid in shares of common stock, at a price of $2.00 per share, if the Company is prohibited from paying cash dividends under any agreement in place as of April 16, 2001. The Company's bank line of credit agreement with Congress Financial Corporation currently prohibits the payment of cash dividends. Series G preferred stock has a liquidation preference over common stock and conversion rights, at the option of the holder, into shares of common stock at a conversion price of $2.40 per share, subject to adjustment. The holder of the Series G preferred stock is entitled to vote with shares of common stock (and not as a separate class) on an as-converted basis at any annual or special meeting of the Company's stockholders; provided, however, that without the prior written unanimous consent of the Series G preferred stock, the Company may not take certain actions, including asset transfer or acquisition (which terms are defined in the Certificate of Designation). The Company has registered the shares of Series G preferred stock as well as the underlying shares of common stock issuable upon conversion, or payment of dividends when, as and if, declared by the board of directors on the Series G preferred stock. At June 30, 2001, $56,000 of preferred stock dividends related to this issuance had accumulated but had not been declared or paid.

INFORMATION REGARDING OUR PRODUCTS AND SERVICES

     We market our products exclusively through resellers and OEM partners around the world. Our products address the need for reliable, high-performance data storage in the fastest growing segments of the computer industry -- NT, UNIX and Linux application and database servers.

     We concentrate on the midrange application and database server market, manufacturing tape backup and network storage solutions for small, medium and large businesses. We provide cost-effective solutions incorporating a range of technologies, including MammothTape(TM), 8mm, DLTtape(TM), AIT(TM) and LTO(TM) Ultrium(TM).

     Throughout the past decade, our products have found widespread use in attended and unattended network backup, automated storage management, near-online storage, archiving, data collection, software distribution and interchange.

     We cannot assure that any of the current or announced products or services listed below will be successfully developed, made commercially available on a timely basis or achieve market acceptance. We encounter a number of risks in producing and selling our products and services. See Risk Factor sections 3.4, 3.5, 3.6, 3.7 and 3.16 above.

Automated Tape Library Products

     GENERAL INFORMATION REGARDING OUR TAPE DRIVE LIBRARIES.

     We design, develop, manufacture, sell and support automated data storage libraries. These libraries incorporate one or more tape drives and multiple media cartridges to provide much higher data capacities than using a single drive and, with more than one drive, higher data transfer rates. For example, we offer one library that holds up to ten of our tape drives and two hundred media cartridges, which offers a compressed transfer rate of 1 terabyte per hour and a compressed data capacity of 30 terabytes.

     We began the library part of our business in the early 1990's when we introduced library products incorporating our own tape drives. We later produced libraries incorporating competitors' tape drives, primarily Quantum's DLT tape drives. We now offer library products also incorporating DLTtape(TM), LTO(TM) Ultrium(TM) and AIT(TM) tape drives. See Risk Factor section 3.2.

                                       5-2

                                                                    CHAPTER FIVE

     We believe that one of our competitive advantages lies with the physical dimensions of our tape drives and media cartridges. They are smaller than some of our competitors' drives. This smaller size means we can place more drives and media cartridges in the same library size. For example, the same library described above which holds ten of our drives and two hundred media cartridges is also offered in a DLTtape(TM) version, which holds only six DLTtape(TM) drives and ninety media cartridges.

     We are engaging a third party manufacturer, Shinei, to manufacture part or all of our library products. There are risks associated with outsourcing the development and manufacture of products or components. See Risk Factor sections 3.13, 3.17, 3.18, 3.19 and 3.32 above.

     AUTOMATED LIBRARY SPECIFICATIONS

     We engineer our libraries to work with multiple tape drive technologies. This flexibility allows us to quickly address changing market conditions and respond to requests from our customers for automation solutions involving different tape technologies. The current Exabyte library family includes MammothTape(TM), DLTtape(TM), LTO(TM) Ultrium(TM) and AIT(TM) technologies.

     We design our libraries to be scalable, allowing us to develop different sized libraries based on the same model, with room inside each box for expansion. This capability enables our designs to accommodate increases in customers' data storage needs and allows our end users to protect their library investment.

     We engineer our library products to satisfy the reliability, service-ability and management requirements of storage networking. They combine the reliability of our robotics with features such as optional Ethernet ports, hot-pluggable tape drive carriers designed to be serviced during library operation, optional bar code scanners and removable magazines.

     Sales of library products, including end-of-life, represented the following percentages of net revenues, excluding sales allowances:

    PERIOD                           % OF REVENUE
    ---------------------------------------------
    Six Months Ended June 30, 2001       24%
    Fiscal Year 2000                     33%
    Fiscal Year 1999                     21%
    Fiscal Year 1998                     20%

     All data capacities and transfer rates indicated for the products listed below are compressed and assume a compression ratio of two-to-one unless stated otherwise. Actual compression will vary depending on the nature of the data and the drive and media quality.

     The following table sets forth specific information about our automated tape library products. Capacity and transfer rates reported assume each library is running at full capacity, as indicated in the column heading, "Full Capacity."

     MAMMOTHTAPE(TM) LIBRARIES:

    LIBRARY             FULL CAPACITY               CAPACITY*   TRANSFER RATE*
    --------------------------------------------------------------------------
             10 M2(TM) drives and 200 media
    X200     cartridges                             30TB        1TB/hour
             8 M2(TM) drives and 80 media
    X80      cartridges                             12TB        864GB/hour
             4 M2(TM) drives and 30 media
    430M     cartridges                             4TB         432GB/hour
             2 M2(TM) drives and 15 media
    215M     cartridges                             2TB         216GB/hour
             1 M2(TM) drive and 7 media
    EZ17     cartridges                             1TB         108GB/hour

                                       5-3

                                                                    CHAPTER FIVE

     DLTTAPE(TM) LIBRARIES:

    LIBRARY              FULL CAPACITY              CAPACITY*   TRANSFER RATE*
    --------------------------------------------------------------------------
             6 DLT7000 drives and 90 media
    690D     cartridges                             6TB         216GB/hour
             2 DLT7000 drives and 30 media
    230D     cartridges                             2TB         72GB/hour
             1 DLT7000 drive and 7 media
    17D      cartridges                             490GB       36GB/hour

     LTO(TM) ULTRIUM(TM) LIBRARIES:

    LIBRARY             FULL CAPACITY               CAPACITY*   TRANSFER RATE*
    --------------------------------------------------------------------------
             2 LTO(TM) drives and 21 media
    221L     cartridges                             4.2TB       216GB/hour
             1 LTO(TM) drive and 10 media
    110L     cartridges                             2.5TB       144GB/hour

     AIT(TM) LIBRARIES:

    LIBRARY             FULL CAPACITY               CAPACITY*   TRANSFER RATE*
    --------------------------------------------------------------------------
             4 AIT-2 drives and 30 media
    430A     cartridges                             3TB         172GB/hour
             2 AIT-2 drives and 15 media
    215A     cartridges                             1.5GB       86GB/hour
    EZ17-A   1 AIT-2 drive and 7 media cartridges   750GB       43GB/hour

---------------
* Data capacities and transfer rates for M2(TM) assume a compression ratio of two-and-a-half-to-one, while data capacity and transfer rate compression for the other technologies assume compression ratios consistent with those technologies. All data capacities and transfer rates are subject to change.

     IMPORTANT LIBRARY FEATURES

     NetStorM(TM), our network storage management initiative provides reliable, high-performance data solutions for our library products. Our library monitor provides Fibre Channel connectivity and Internet-enabled, Java-based out-of-band device management. The library monitor offers certified interoperability and end-to-end storage management capabilities, relying on compatibility with leading Internet and storage service providers including CreekPath Systems, Inc., Computer Associates, Veritas, and Hewlett-Packard to deliver management functions.

Tape Drive Products

     GENERAL INFORMATION REGARDING OUR TAPE DRIVES.

     We originally focused our business on producing tape drives to back up or archive computer data. Our tape drives were modified versions of the video camcorder mechanisms produced by Sony Corporation. We produced the electronics that allowed these devices to store data rather than video pictures. Our manufacturing process was simple. We would install our electronic boards into the modified consumer tape decks and test the product. We succeeded because we modified and enhanced a mass-produced video deck and engaged in little manufacturing. This allowed us to produce a lower-cost product with ten times more data capacity than any other data storage technology available at that time.

     In the early 1990's, we determined that our market required a more rugged deck mechanism that was designed for heavy commercial use rather than occasional consumer use. As a result, we began designing our own tape deck mechanism, anticipating that we would manufacture the mechanism itself. We offered this drive (called Mammoth) for sale in 1995. We invested heavily in designing, developing and manufacturing the drives. This investment included acquiring our German subsidiary, Exabyte Magnetics GmbH ("EMG") to supply a key component of our product. During this time we became much more vertically integrated and developed a more expensive infrastructure.

                                       5-4

                                                                    CHAPTER FIVE

     During this research and development stage, our business was hurt by two factors: Quantum Corporation's competitive technological developments and a late introduction of our Mammoth tape drive. Quantum introduced a competitive tape drive using different tape technology, referred to as DLT. The DLT tape drive provided data capacities and data transfer rates that exceeded those of its original tape drive products. We also introduced our Mammoth tape drive in late 1995, over a year later than its anticipated introduction. At the time of introduction, Mammoth was only marginally competitive against the DLT products. As a result, we lost a significant amount of market share and felt significant pricing pressure at the same time as we funded our manufacturing and other infrastructures. This combination of decreasing revenues and increasing fixed costs resulted in significant operating losses.

     Despite the competitive factors faced by our original Mammoth tape drive, we continued in the tape drive business believing that our Mammoth technology represented an entire platform of products, called MammothTape(TM), rather than a single product. We began developing the first follow-on product for the MammothTape(TM) platform. This product, known as M2(TM), was introduced in late 1999. See Risk Factor sections 3.4, 3.6 and 3.7 above.

     In an effort to reduce our fixed operating costs we have engaged third party partners to assist us in designing, developing and manufacturing some of our products. The most significant partner is Hitachi Digital Media Products Division of Hitachi, Ltd. Our history with Hitachi goes back many years. They have supplied us with the drive mechanism for our Eliant(TM)820 tape drive since 1996. More recently we engaged Hitachi to jointly develop our M3(TM) tape drive, the follow-on product to our M2(TM) tape drive. Hitachi is also beginning to manufacture ours current tape drives and some of the components, such as the scanner mechanism for our M2(TM) drive. Previously, EMG exclusively produced the scanner for us, but we are phasing out that operation because of Hitachi's new scanner supplier role. We further expect that Hitachi will jointly develop and manufacture most, if not all, of our future tape drive products. There are many risks associated with outsourcing the development and manufacture of products or product components. Many of these risks are highlighted in the Risk Factor sections 3.13, 3.17, 3.18, 3.19 and 3.32 above.

     TAPE DRIVE SPECIFICATIONS

     The primary factors distinguishing our tape drive products from one another are data capacity and transfer rate. Data capacity refers to the total amount of data that can be stored on a single media cartridge. Transfer rate refers to the speed at which data may be transferred to or from the tape drive.

     Our tape drives offer data capacities ranging from 14GB to 150GB and transfer rates ranging from 2MB per second to 30MB per second. All data capacities and transfer rates indicated for the products listed below are compressed and assume a compression ratio of two-to-one unless stated otherwise. Actual compression will vary depending on the nature of the data and the drive and media quality.

     Sales of tape drive products, including end-of-life, represented the following percentages of net revenue, excluding sales allowances:

PERIOD                            % OF REVENUE
----------------------------------------------
Six Months Ended June 30, 2001    31%
Fiscal Year 2000                  38%
Fiscal Year 1999                  45%
Fiscal Year 1998                  54%

                                       5-5

                                                                    CHAPTER FIVE

     The following table sets forth specific information about each of our tape drives:

DRIVE                                   CAPACITY*    TRANSFER RATE*
--------------------------------------------------------------------
MAMMOTHTAPE(TM) TECHNOLOGY:
M2(TM)                                    150GB      30MB/sec
Mammoth                                    40GB      6MB/sec
Mammoth-LT                                 28GB      4MB/sec
8MM TECHNOLOGY:
Eliant(TM)820                              14GB      2MB/sec

---------------

* Data capacities and transfer rates for the Mammoth, Mammoth-LT and Eliant(TM)820 tape drives assume a compression ratio of two-to-one, while M2(TM) assumes a compression ratio of two-and-a-half-to-one.

     FUTURE TAPE DRIVE PRODUCTS

     We are currently developing our Mammoth-3 ("M3(TM)") tape drive in conjunction with Hitachi. We anticipate that this drive will feature a compressed data capacity of approximately 250GB and a compressed transfer rate of 45MB per second (assuming a compression ratio of two-and-a-half-to-one, although actual compression may vary depending on the nature of the data and the drive and media quality). M3(TM) is designed to be backward compatible with the Mammoth Tape(TM) product line. See Risk Factor section 3.7 above. Worldwide shipment of M3(TM) to customers is currently expected to begin in 2002.

     We cannot assure that this or any other announced product or unannounced product in development will be successfully developed, made commercially available on a timely basis or achieve market acceptance. See Risk Factor sections 3.10, 3.11, and 3.12 above.

Media Products

     We provide various types of media cartridges, as well as cleaning cartridges and data cartridge holders, for our tape drive products. The high-quality media, produced by multiple third parties, is available in different lengths to handle various data storage requirements.

     Sales of media and media related products represented the following percentages of net revenue, excluding sales allowances:

PERIOD                            % OF REVENUE
----------------------------------------------
Six Months Ended June 30, 2001    36%
Fiscal Year 2000                  25%
Fiscal Year 1999                  30%
Fiscal Year 1998                  23%

     To the extent our media sales decline and are not replaced with additional revenue from our other products or services, our financial results, including our gross margin and revenues, may be adversely affected.

     We depend on a continuous supply of Advanced Metal Evaporative ("AME") media in order to grow sales of our current and future MammothTape(TM) drives. There are several risks associated with dependence on this type of media, including having to delay or cancel product shipments if the media is not received on a timely basis or at an acceptable quality level. See Risk Factor sections 3.3 and 3.5 above.

     AME WITH SMARTCLEAN(TM)

     AME media with SmartClean(TM) technology is only available for use with M2(TM) tape drives and includes a section of cleaning tape at the beginning of each data cartridge. We specifically designed this cleaning tape to remove chemical films that can build up on recording heads. These films are caused by

                                       5-6

                                                                    CHAPTER FIVE

organic compounds and cannot be removed by other cleaning methods. The M2(TM) drive keeps statistics on its own operation and activates the SmartClean(TM) technology only when the drive needs cleaning. With normal use, extra cleaning cartridges are not needed.

     AME MEDIA

     Formulated specifically for our MammothTape(TM) tape drives, AME tape offers expanded recording capacity and low abrasivity, which reduces mechanical wear. AME magnetic material is vertically aligned. This unique orientation and the absence of binder components on the media gives AME higher capacity and superior signal strength. AME's specially formulated back coating dramatically reduces the buildup of static electricity and debris, greatly reducing the chance of read/write errors.

     MP MEDIA

     Exatape(TM) 8mm data-grade metal particle, or MP, media is designed to optimize drive performance and increase data integrity. Exatape(TM) is laboratory certified and is the only media recommended for use in Exabyte Eliant(TM)820 tape drives and libraries.

Service, Spares and Support Offerings

     We offer a full range of warranty and post-warranty support services for our library, tape drive, and media products. We deliver these services through a worldwide network of service centers and authorized service providers and support our OEM and reseller customers, as well as end users, in the deployment, operation and maintenance of our products. We also sell spare parts to OEMs and end users.

     Revenue from services, spares and support programs represented 7% of net revenue during each of our fiscal years 1998, 1999 and 2000 and the six months ended June 30, 2001.

CreekPath Systems, Inc.

     In December 1999, we formed a wholly-owned subsidiary, CreekPath Systems, Inc. to leverage our investments and expertise in SANs, Fibre Channel and Java-based software for storage resource management. CreekPath's operations throughout 2000 were limited to development of a business plan, obtaining third-party funding and development of products and services designed to create a data storage business to serve the needs of third-party internet companies. In December 2000 and January 2001, CreekPath completed a $17 million convertible preferred stock financing. As a result of that financing, we no longer consolidated Creek Path's financial results into ours financial statements. Notes to Consolidated Financial Statements. In addition, we maintain a representative on CreekPath's board of directors. Please refer to Risk Factor section 3.24 above for a discussion of certain risks associated with our investment in CreekPath.

INFORMATION REGARDING OUR CUSTOMERS AND HOW WE MARKET OUR PRODUCTS

     We market our products worldwide through OEMs and resellers, and provide services directly to OEMs and to our reseller customers' consumers. We usually sell our new products initially to resellers who are quicker to evaluate, integrate, and adopt new technology. OEM sales generally increase (relative to reseller sales) as the new product successfully completes the necessary qualification process. For a description of the risks associated with our customers and customer dependence, see Risk Factor sections 3.6, 3.10, 3.12,
3.19 and 3.21 above.

OEM Customers

     OEM customers incorporate our products as part of their own systems, which they then sell to their customers under their own brand name. We work closely with our OEM customers during early product development stages to help ensure our products will readily integrate into the OEM's systems.

                                       5-7

                                                                    CHAPTER FIVE

     The sales cycle for an OEM typically covers many months. During this time, the OEM may:

     -  evaluate the technology;

     -  qualify the product specifications;

     -  verify its compliance with product specifications;

     -  integrate the product into its system; and

     - publicly announce the integration. This step typically occurs toward the end of the sales cycle before volume shipments of its products are made to the OEM.

     Product sales to OEMs represented the following percentages of net revenue:

    PERIOD                              % OF REVENUE
    ------------------------------------------------
    Six Months Ended June 30, 2001          28%
    Fiscal Year 2000                        28%
    Fiscal Year 1999                        38%
    Fiscal Year 1998                        46%

Reseller Customers

     Our reseller channel customers purchase products for resale and they may provide services to their customers, such as:

     -  distribution;

     -  financial terms and conditions;

     -  pre-sales, sales and/or post-sales system upgrades; or

     -  other value-added products and/or services.

     Even though we have no obligation, we support some reseller channel customers by providing marketing and technical support directly to them or their consumers. As a result, we may incur certain additional costs for these sales. Other costs and risks associated with our reseller channel customers may include:

     -  inventory price protections;

     -  stock rotation obligations;

     -  short term marketing promotions; and

     -  customer and consumer rebates.

     The reseller business is also characterized by relatively short order lead times which limit our ability to forecast sales to these customers. See Risk Factor section 3.21 above.

     Sales to resellers represented the following percentages of net revenue:

    PERIOD                              % OF REVENUE
    ------------------------------------------------
    Six Months Ended June 30, 2001          67%
    Fiscal Year 2000                        67%
    Fiscal Year 1999                        58%
    Fiscal Year 1998                        50%

                                       5-8

                                                                    CHAPTER FIVE

International Customers

     We market our products overseas directly to international OEMs and resellers. We also serve OEMs and end users through our international resellers. International resellers, which have rights to sell our products in a country or group of countries, serve each of our international markets. In addition, many of our domestic customers ship a significant portion of our products purchased by them to their overseas customers.

     Direct international sales accounted for the following percentages of net revenue:

    PERIOD                              % OF REVENUE
    ------------------------------------------------
    Six Months Ended June 30, 2001          30%
    Fiscal Year 2000                        29%
    Fiscal Year 1999                        34%
    Fiscal Year 1998                        30%

     Currently, a very small percentage of our international sales are denominated in foreign currencies and are affected by foreign exchange rate fluctuations. In addition, changes in the foreign exchange rates or the euro conversion may adversely affect the volume of sales denominated in U.S. dollars to overseas customers. Our sales are also subject to risks common to export activities, including government regulation or seizure of property, tariffs, and import restrictions. For a description of these and other risks associated with international sales, see Risk Factor section 3.33 above.

Principal Customers

     A partial list of our OEM and reseller customers includes Arrow North American Computer Products, Bull S.A., Fujitsu Siemens Computers, IBM, Ingram Micro, NCR, Sun Microsystems and Tech Data. We have several customers whose sales account for 10% or more of our net revenue. The chart below sets forth the percentages of sales for customers that exceeded 10% of annual sales during any of the past three years or the six months ended June 30, 2001:

                              SIX MONTHS ENDED
                               JUNE 30, 2001     2000   1999   1998
-------------------------------------------------------------------
Ingram Micro................         16%          19%    14%    13%
Tech Data...................         10%          13%     9%     7%
IBM.........................         11%          11%    15%    15%
Sun Microsystems............          5%           8%    11%    11%

     Losing a key customer, or a reduction in sales to a key customer would materially and adversely affect our results of operations. For a description of these and other risks associated with our customers and customer dependence. See Risk Factor section 3.21 above.

INFORMATION REGARDING OUR COMPETITION

     The data storage market is extremely competitive and subject to rapid technological change. We believe that competition in the data storage market will continue to increase, particularly because manufacturers of all types of storage technologies compete for a limited number of customers. We also believe that our customers consider the following main competitive factors:

     -  storage capacity;

     -  data transfer rate;

     -  price/performance;

     -  innovation;

                                       5-9

                                                                    CHAPTER FIVE

     -  product quality and reliability;

     -  timing of new product introductions;

     -  volume availability;

     -  customer support; and

     -  the company's financial strength.

     Many companies engage in researching, developing and commercially-organizing data storage products (including computer manufacturers, such as IBM and Hewlett-Packard, which incorporate their own storage products into their systems). Many of our current and potential competitors have significantly greater financial, technical, and marketing resources than us. We cannot assure that they will not devote those resources to the aggressive marketing of helical scan, mini cartridge, half-inch cartridge, optical or other storage product technologies. Future developments of tape and optical technologies, as well as new forms of storage technologies, could create additional, significant competition. Other risks include loss of market share, timing to market, price erosion and pricing pressure. For a description of these and other risks associated with our competition, see Risk Factor sections 3.9, 3.10, 3.12, 3.14 and 3.20, above.

     Our library products face competition from companies such as Advanced Digital Information Corporation ("ADIC"), Quantum Corporation/ATL, Overland Data, and QualStar. Further, our M2(TM) tape drive faces significant competition from current and announced tape drive products manufactured by Quantum, Sony and the LTO(TM) Consortium.

     There are several companies which offer competitive media products. Our service programs compete with those offered by independent service providers.

INFORMATION REGARDING OUR MANUFACTURING PROCESSES AND PARTNERS

     As stated above, we are currently attempting to outsource much of our manufacturing process. However, until our outsourcing efforts are complete, we continue to manufacture part or complete units of our tape drive and library products in our Boulder, Colorado headquarters. We currently employ just-in-time manufacturing techniques emphasizing flexibility and continuous product flow. These techniques depend on uninterrupted access to high-quality, competitively priced components in required volumes.

     We manufacture a mechanical deck mechanism for our MammothTape(TM) tape drive products. Production of these deck assemblies requires a more complex manufacturing process than we had previously undertaken. Difficulties in manufacturing this deck assembly caused production constraints in the past. There can be no assurance that such problems will not occur again in the future. For a description of the risks associated with the production of our MammothTape(TM) product line, see Risk Factors 3.4, 3.5, 3.6, 3.7, 3.13 and 3.16 above.

Sole-source Suppliers

     We have a large number of sole-source suppliers of components necessary for manufacturing our products. We have executed master purchase agreements with some of our sole-source suppliers and conduct business with the rest of our suppliers on a purchase order basis. Reliance on sole-source suppliers can result in possible shortages of key components and reduced control over delivery schedules, manufacturing yields, quality and costs. Any inability of our sole-source suppliers to meet our supply requirements, would effect our ability to fill orders and would harm our results of operations. See Risk Factors sections 3.15, 3.16, 3.17 and 3.18 above.

     Further, we obtain many components from suppliers located outside the U.S. See Risk Factor section 3.32 above. We obtain key materials and components necessary for manufacturing our products

                                       5-10

                                                                    CHAPTER FIVE

from a number of third-party suppliers, including Hitachi. Many of these key components are made to our specifications and are acquired from sole-sources. See Risk Factor sections 3.15, 3.16, 3.17 and 3.18 above.

     The following table identifies some of the key components for our products and the sole-source supplier supplying the components:

    COMPONENT                      SUPPLIER
    ---------------------------------------
    8mm tape decks...............  Hitachi
    Reel Motor...................  Kumagaya
    Cartridge Loader.............  Yano
    Misc. Deck Components........  Kenseisha

     For a description of the risks associated with manufacturing, see Risk Factor sections 3.4, 3.13 and 3.18 above. For a description of these and other risks associated with our suppliers, see Risk Factor sections 3.5, 3.15, 3.16, 3.17, 3.18 and 3.32 above.

Hitachi

     We recently entered into a joint development agreement with Hitachi for the development of our future M3(TM) tape drive. The development and introduction of M3(TM) depends heavily upon the success of this joint development relationship. In 1999 Exabyte entered into a joint development agreement with Hitachi for the development of a scanner for our M2(TM) tape drive.

     Both agreements provide that we retain ownership rights to any jointly developed product under the agreements. However, the agreements further provide that Hitachi has the right to license the technology, royalty-free, from us for any non-data storage purpose. Additionally, both agreements provide that either party may terminate the agreement for any reason upon written notice.

     We cannot assure that the joint development agreements will be successful or that any component developed under these agreements will meet our specifications or be developed at a cost acceptable to us. This may cause the production of our tape drives to be significantly delayed or even terminated, which would materially and adversely harm our competitive position and our results of operations. See Risk Factor sections 3.4, 3.13, 3.15, 3.16, 3.17,
3.18 and 3.32 above.

     Hitachi also supplies the tape deck components for our Eliant(TM)820 tape drives under an agreement entered into in 1996. This agreement will expire on December 11, 2001. While the purchase agreement contains certain restrictions regarding Hitachi's ability to sell these tape decks or customized parts to third parties, such limitations do not prevent Hitachi from individually developing and selling similar components to third parties or incorporating such components into their own competitive products.

     We cannot assure that Hitachi will continue to supply decks or other components, or that they will continue to be available at current supply levels or prices. Our inability to obtain decks or components at a commercially reasonable cost would cause a significant delay or even termination of the production of some of our tape drive products, and would materially and adversely harm our competitive position and our results of operations.

     For a description of these and other risks associated with Hitachi or its other suppliers, see Risk Factor sections 3.4, 3.13, 3.15, 3.16, 3.17, 3.18 and
3.32 above.

INFORMATION REGARDING EXABYTE'S RESEARCH AND DEVELOPMENT EFFORTS

     The tape storage market is highly competitive and subject to rapid technological changes. We currently expect competition to increase. We focus our research and development efforts primarily on developing new products with improved price performance and enhancing our current products. Exabyte experiences numerous risks associated with our research and development efforts. Our research and

                                       5-11

                                                                    CHAPTER FIVE

development expenses were approximately $36.5 million, $35.7 million, and $29.9 million in 2000, 1999 and 1998, respectively.

INFORMATION REGARDING OUR PATENTS AND PROPRIETARY INFORMATION

     We rely on a combination of patents, copyright and trade secret protections, non-disclosure agreements, and licensing arrangements to establish and protect our proprietary rights. As of August 31, 2001, we held a total of 89 patents in the United States, of which nine (9) were issued in 2001, all relating to technologies and other aspects of our tape drive and automated tape library products. However, we believe that, because of the rapid pace of technological change in the tape storage industry, factors such as knowledge, ability and experience of our employees, new product introductions and frequent product enhancements are often more significant than patent and trade secret protection.

     We license our technology to third party manufacturers to allow them to manufacture our products. Additionally, we have granted manufacturing licenses to certain customers which allow them to manufacture and sell our products should specific events occur, such as our inability to perform our supply obligations. We also enter into joint development agreements with third parties for the development of product components. Under these agreements, the third parties generally have joint ownership of certain technologies related to the component being developed. The dissolution of these agreements could result in significant costs and other risks to us. See Risk Factors section 3.18 above.


     Effective October, 2001, Exabyte is terminating an agreement under which Exabyte supplied data storage library products to Plasmon LMS, Inc. In connection with termination of that agreement, Exabyte granted a non-exclusive license to Plasmon to use certain, existing library technologies to manufacture and sell versions of the library products which Exabyte previously sold to Plasmon. In return, Exabyte received a certain dollar amount in September, 2001 and will receive additional cash amounts upon Exabyte's furnishing design and manufacturing process documentation to Plasmon.


     There are a number of risks associated with our proprietary rights. For a description of these risks, see Risk Factor sections 3.30 above.

INFORMATION REGARDING THE STATUS OF OUR BACKLOG

     Backlog consists of purchase orders for which a delivery schedule within six months has been specified by the customer. Our total backlog as of December 30, 2000 and January 1, 2000 totaled approximately $11.8 million, and $15.5 million respectively. Our customers typically are not obligated to purchase minimum quantities of our products. Lead times for the release of purchase orders depend upon the scheduling practices of each customer. We believe that, based upon past order histories, the rate of new orders will vary significantly from month to month. Customers may cancel or reschedule orders without significant penalty. In addition, our actual shipments depend upon our production capacity and component availability. For these reasons, our backlog as of any particular date may not be indicative of our actual sales for any succeeding fiscal period.

     For a description of these and other risks associated with our backlog management, see Risk Factor sections 3.8 and 3.11 above.

INFORMATION REGARDING FOREIGN EXCHANGE AND IMPORT RESTRICTIONS

     We manufacture, or may in the future manufacture, many of our key components and products overseas in countries such as Japan, Germany, China, Singapore, Indonesia and Malaysia. Additionally, a substantial portion of our products incorporate subassemblies and components purchased from Japanese or other overseas suppliers in yen or another foreign currency. Fluctuations in currency exchange rates may materially affect our results of operations. See Risk Factor sections 3.32 and 3.33 above.

                                       5-12

                                                                    CHAPTER FIVE

     Our international involvement is also subject to other risks common to foreign operations, including government regulations, foreign exchange or import restrictions or tariffs imposed by the U.S. Government on products or components shipped from another country. Additionally, the sale of our products to domestic federal or state agencies may be limited by the Buy America Act or the Trade Agreement Act to the extent that we incorporate components produced overseas into our products.

     Our functional currency and the functional currency of our subsidiaries is the U.S. dollar. However, our subsidiaries located in The Netherlands, Germany, Japan, Canada and Singapore also enter into transactions in their respective local currencies. As a result, any amounts payable to a subsidiary or owed by a subsidiary are subject to the foreign exchange rate applicable between the U.S. dollar and the local currency and could materially and adversely affect our results of operations. In addition, our foreign operations are subject to the risks generally applicable to the conduct of business in such countries. For a description of these and other risks associated with our foreign involvement, see Risk Factor sections 3.29, 3.32, 3.33, 3.34 and 3.35 above.

EMPLOYEES

     As of August 16, 2001, we had 652 full-time and part-time employees worldwide, including:

    DEPARTMENT                      EMPLOYEES
    -----------------------------------------
    Engineering/Operations........      74
    Manufacturing/Operations
      (includes German and
      Japanese subsidiaries)......     155
    General and Administrative....      50
    Sales and Marketing...........      97
    Services and Information
      Technology (includes
      Scotland subsidiary)........     174
    Quality.......................      43
    Technical Support.............      61

     Our employees are not represented by a labor union, although our German subsidiary is subject to an organized Works Council.

     We reduced our workforce in March 2001 in order to reduce expenses and cash consumption, as well as to simplify our management structure. All areas of the Company were impacted by the workforce reduction. These reductions resulted in the involuntary terminations of approximately 235 persons (211 domestically and 24 in Europe), comprised of regular fulltime employees and temporary or contract workers. We cannot assure that we will not again reduce our workforce. There are factors which could cause us to reduce our workforce again, including successfully outsourcing our manufacturing processes. See Risk Factor section
3.13 above.

     With a slight slowdown in the labor market, the extreme competition for key employees is somewhat lessened. Despite this slowdown, our success continues to depend to a significant extent upon our ability to attract, retain and motivate key engineering, marketing, sales, manufacturing, support and executive personnel. For a description of the risks associated with retaining key employees, see Risk Factor section 3.25 above.

                                       5-13

                                                                    CHAPTER FIVE

PROPERTIES

     Our corporate offices as well as our primary research and development, and manufacturing facilities are located in Boulder, Colorado, in leased buildings aggregating approximately 358,898 square feet. The lease terms on these facilities expire on various dates ranging from February 2002 to September 2004. We believe that additional space will be available if needed for further expansion. The following chart identifies the location and type of each Exabyte property:

                                    LOCATION

OFFICE TYPE                            DOMESTIC                INTERNATIONAL
-------------------------------------------------------------------------------------
R&D & Mfg........................  Boulder, CO         Nuremberg, Germany (Mfg. only)
                                   San Diego, CA       Falkirk, Scotland (Mfg. only)
Procurement......................  Boulder, CO         Tokyo, Japan
Service..........................  Boulder, CO         Falkirk, Scotland
                                                       Mississauga, Ontario, Canada
                                                       Artarmon, Australia
                                                       Singapore
Sales & Support..................  Boulder, CO         Utrecht, The Netherlands
                                   Campbell, CA        Mississauga, Ontario, Canada
                                   Mission Viejo, CA   Paris, France
                                   Atlanta, GA         Gwynedd, United Kingdom
                                   Oakbrook, IL        Frankfurt, Germany
                                   Annapolis, MD       Shanghai, China
                                   Walpole, MA         Beijing, China
                                   St. Louis, MO       Hong Kong, China
                                   Houston, TX         Singapore
                                   Dallas, TX

LEGAL PROCEEDINGS

     We are subject to incidental litigation risks in the ordinary course of our business. We are not currently the subject of any material pending legal proceeding.

                                       5-14

                                                                    CHAPTER FIVE

      EXABYTE MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

OVERVIEW AND RECENT DEVELOPMENTS

     We are a leading provider of information storage products, including tape drive products, automated tape libraries and recording media. Our strategic focus is data backup and archival applications for workstations, midrange computer systems and networks. Computer manufacturers and resellers require a variety of storage products which vary in price, performance, capacity and form-factor characteristics as their needs for reliable data backup and archival storage increase. Our strategy is to offer a number of products to address a broad range of these requirements.

     Our tape drive products are based on 8mm and MammothTape(TM) technologies and our tape library products are based upon 8mm, MammothTape(TM), AIT(TM), DLTtape(TM) and LTO(TM) Ultrium(TM) technologies.

     We market our products worldwide to resellers and OEMs. We also provide repair services directly to OEMs and to our resellers' customers.

     Our reseller channel customers purchase products for resale and they may provide services to their customers, such as:

     -  distribution;

     -  financial terms and conditions;

     -  pre-sales, sales and/or post-sales system upgrades; or

     -  other value-added products and/or services.

     Even though we have no obligation to do so, we support some reseller channel customers by providing marketing and technical support directly to them or their consumers. As a result, we may incur certain additional costs for these sales. Other costs and risks associated with our reseller channel customers may include:

     -  inventory price protections;

     -  stock rotation obligations;

     -  short term marketing promotions; and

     -  customer and consumer rebates.

     OEM customers incorporate our products as part of their own systems, which they then sell to their customers under their own brand name. We work closely with our OEM customers during early product development stages to help ensure our products will readily integrate into the OEM's systems.

     The sales cycle for an OEM typically covers many months. During this time, the OEM may:

     -  evaluate the technology;

     -  qualify the product specifications;

     -  verify our compliance with product specifications;

     -  integrate the product into its system; and

     - publicly announce the integration. This step typically occurs toward the end of the sales cycle before volume shipments of our products are made to the OEM.

     In March 2001, we entered into a development agreement with Hitachi. Under this agreement, we have a maximum obligation of approximately $2,500,000 for development activities, $700,000 for prototype

                                       5-15

                                                                    CHAPTER FIVE

parts and $2,800,000 for tooling costs. Expenses of $800,000 have been incurred under this agreement through June 30, 2001.

QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     The following tables set forth unaudited operating results for each quarter of fiscal 2001, 2000 and 1999. This information has been prepared on the same basis as the audited financial statements and, in the opinion of management, contains all adjustments consisting only of normal recurring adjustments, necessary for a fair presentation thereof. These unaudited quarterly results should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this prospectus. The operating results for any quarter are not necessarily indicative of results for any future period.

(Unaudited)
(In thousands, except per share data)

                                                         QUARTERS ENDED
                                 --------------------------------------------------------------
                                 APR. 1,    JUL. 1,   SEP. 30,   DEC. 30,   MAR. 31,   JUN. 30,
                                   2000      2000       2000       2000       2001       2001
                                 --------------------------------------------------------------
Net sales......................  $ 49,576   $51,314   $ 60,100   $60,752    $ 49,052   $39,412
Cost of goods sold.............    39,363    38,028     48,892    45,802      45,558    31,163
                                 --------------------------------------------------------------
Gross profit...................    10,213    13,286     11,208    14,950       3,494     8,249
Selling, general and
  administrative...............    13,436    13,801     12,995    14,477      11,333     9,513
Research and development.......    10,360     9,366      9,244     7,560       8,901     5,291
                                 --------------------------------------------------------------
Loss from operations(1)........   (13,583)   (9,881)   (11,031)   (7,087)    (16,740)   (6,555)
Other income (expense):
  Gain on sale of investment...        --        --         --        --          --     1,719
  Interest income..............       355       206        425        71          11        45
  Interest expense.............       (87)     (109)       (86)     (404)       (502)     (412)
  Other........................      (223)      296       (662)     (624)         31       (15)
                                 --------------------------------------------------------------
Loss before income taxes.......   (13,538)   (9,488)   (11,354)   (8,044)    (17,200)   (5,218)
(Provision for) benefit from
  income taxes.................       (42)     (149)        49     1,712          (7)      (41)
Equity in loss of investee.....        --        --         --      (414)       (343)       --
                                 --------------------------------------------------------------
Net loss.......................   (13,580)  $(9,637)  $(11,305)  $(6,746)   $(17,550)  $(5,259)
                                 ==============================================================
Basic and diluted net loss per
  share........................  $  (0.60)  $ (0.43)  $  (0.50)  $ (0.30)   $  (0.77)  $ (0.23)
                                 ==============================================================

                                       5-16

                                                                    CHAPTER FIVE

                                                   AS A PERCENTAGE OF NET SALES
                                  --------------------------------------------------------------
Net sales.......................    100.0%     100.0%     100.0%    100.0%      100.0%    100.0%
Cost of goods sold..............     79.4       74.1       81.4      75.4        92.9      79.1
                                  --------------------------------------------------------------
Gross margin....................     20.6       25.9       18.6      24.6         7.1      20.9
Selling, general and
  administrative................     27.1       26.9       21.6      23.8        23.1      24.1
Research and development........     20.9       18.3       15.4      12.4        18.1      13.4
                                  --------------------------------------------------------------
Loss from operations(1).........    (27.4)     (19.3)     (18.4)    (11.6)      (34.1)    (16.6)
Other income (expense):
  Gain on sale of investment....       --         --         --        --          --       4.4
  Interest income...............      0.7        0.4        0.7       0.1          --       0.1
  Interest expense..............     (0.2)      (0.2)      (0.1)     (0.7)       (1.0)     (1.1)
  Other.........................     (0.4)       0.6       (1.1)     (1.0)         --        --
                                  --------------------------------------------------------------
Loss before income taxes........    (27.3)     (18.5)     (18.9)    (13.2)      (35.1)    (13.2)
(Provision for) benefit from
  income taxes..................     (0.1)      (0.3)       0.1       2.8          --      (0.1)
Equity in loss of investee......       --         --         --      (0.7)       (0.7)       --
                                  --------------------------------------------------------------
Net loss........................    (27.4)%    (18.8)%    (18.8)%   (11.1)%     (35.8)%   (13.3)%
                                  ==============================================================

---------------

(1) In the quarters ended March 31, 2001 and September 30, 2000, the Company recorded restructuring charges of $498,000 and $3,899,000, respectively. See Notes to Consolidated Financial Statements.

(Unaudited)
(In thousands, except per share data)

                                                                   QUARTERS ENDED
                                                      ----------------------------------------
                                                      APR. 3,   JUL. 3,    OCT. 2,    JAN. 1,
                                                       1999       1999       1999       2000
                                                      ----------------------------------------
Net sales...........................................  $62,650   $ 48,519   $ 53,041   $ 58,617
Cost of goods sold..................................   47,111     42,200     45,755     47,809
                                                      ----------------------------------------
Gross profit........................................   15,539      6,319      7,286     10,808
Selling, general and administrative.................   13,250     14,478     15,973     12,949
Research and development............................    7,784      8,690      9,658      9,593
                                                      ----------------------------------------
Loss from operations(1).............................   (5,495)   (16,849)   (18,345)   (11,734)
Other income (expense), net.........................      192        172        900        (29)
                                                      ----------------------------------------
Loss before income taxes............................   (5,303)   (16,677)   (17,445)   (11,763)
(Provision for) benefit from income taxes(2)........    1,803    (38,814)       (58)      (150)
                                                      ----------------------------------------
Net loss............................................  $(3,500)  $(55,491)  $(17,503)  $(11,913)
                                                      ========================================
Basic and diluted net loss per share................  $ (0.16)  $  (2.50)  $  (0.78)  $  (0.53)
                                                      ========================================

                                       5-17

                                                                    CHAPTER FIVE

                                                            AS A PERCENTAGE OF NET SALES
                                                      ----------------------------------------
Net sales...........................................    100.0%     100.0%     100.0%     100.0%
Cost of goods sold..................................     75.2       87.0       86.3       81.6
                                                      ----------------------------------------
Gross margin........................................     24.8       13.0       13.7       18.4
Selling, general and administrative.................     21.2       29.8       30.1       22.1
Research and development............................     12.4       17.9       18.2       16.3
                                                      ----------------------------------------
Loss from operations(1).............................     (8.8)     (34.7)     (34.6)     (20.0)
Other income (expense), net.........................      0.3        0.3        1.7       (0.1)
                                                      ----------------------------------------
Loss before income taxes............................     (8.5)     (34.4)     (32.9)     (20.1)
(Provision for) benefit from income taxes(2)........      2.9      (80.0)      (0.1)      (0.2)
                                                      ----------------------------------------
Net loss............................................     (5.6)%   (114.4)%    (33.0)%    (20.3)%
                                                      ========================================

---------------

(1) In the quarter ended October 2, 1999, the Company recorded restructuring charges of $2,446,000 related to the consolidation of its operating structure. See Notes to Consolidated Financial Statements.

(2) In the quarter ended July 3, 1999, the Company recorded a full valuation allowance on all existing deferred tax assets. See Notes to Consolidated Financial Statements.

     Our revenue has fluctuated between $39.4 million and $62.7 million per quarter over the last ten quarters. Generally, our revenue is impacted by OEM demand and end-user demand fulfilled through our reseller customers. The first quarter of 1999, the fourth quarter of 1999 and the first quarter of 2001 were positively impacted by strong media sales. In the first quarters of 1999 and 2001, this was the result of fulfilling media backlog once media supply constraints from our media vendors ended. The fourth quarter of 1999 was positively impacted by higher than anticipated sales of media by our customers in connection with the Year 2000 problem. Over the last ten quarters, sales of tape drive products have decreased as a percentage of total sales and sales of library products have increased. In addition, OEM sales have decreased as a percentage of total sales over the last ten quarters, and reseller sales have increased, due to slower than expected OEM adoption of our M2(TM) product.

     Gross margins as a percentage of revenue have varied from quarter to quarter due to fluctuations in some or all of the following:

     -  total revenue

     -  product mix

     -  our products' life cycle status; and

     - our ability to absorb our relatively fixed manufacturing costs over varying revenue levels.

     Gross margins in the second and third quarters of 1999 were impacted by a higher fixed manufacturing cost structure which, in part, resulted in a reduction in workforce at the end of the third quarter of 1999. The third quarter of 2000 was negatively impacted by the costs associated with our decision to phase out production at our EMG subsidiary. Our gross margins throughout 2000 benefited from the introduction of our M2(TM) tape drive and tape libraries which incorporate this drive. Our gross margins in the first quarter of 2001 were negatively impacted by manufacturing difficulties related to our M2(TM) tape drive.

     Selling, general and administrative expenses include salaries, sales commissions, advertising expenses and marketing programs. The second and third quarters of 1999 were impacted by increased marketing expenditures directed at generating demand for the M2(TM) tape drive, which was introduced in December 1999. The third quarter of 1999 was also impacted by severance costs of approximately $1.5 million related to a workforce reduction. The fourth quarter of 2000 was negatively impacted by higher sales commissions

                                       5-18

                                                                    CHAPTER FIVE

and marketing programs directed at the introduction of several new tape library products. Cost containment efforts as well as reductions in our workforce resulted in significantly lower levels of spending in the first and second quarters of 2001.

     Research and development expenses include salaries, third party development costs and prototype expenses. From the second quarter of 1999 through the third quarter of 2000, we incurred approximately $1.0 million per quarter in development and prototype expenses in connection with our decision to jointly develop future generations of MammothTape(TM) products with Hitachi. In addition, we incurred restructuring charges of $1.2 million in the third quarter of 2000 in connection with our decision to phase out development of future drive components at our EMG subsidiary. Cost containment efforts as well as reductions in our workforce resulted in significantly lower levels of spending in the first and second quarters of 2001.

     Other income (expense), net consists primarily of interest income and expense, foreign currency remeasurement and transaction gains and losses and other miscellaneous items. Interest income decreased as a result of declining invested cash balances.

     As of December 30, 2000, we owned 80,000 shares of Series B Preferred Stock and 83,000 shares of Series C preferred Stock in HighGround Systems Inc. These shares had a net book value $0 at December 30, 2000. In April 2001, Sun Microsystems purchased High Ground Systems Inc., and as a result, we received 96,000 shares of Sun Microsystems common stock. We sold 85,000 of these shares during the second quarter of 2001 and received cash proceeds and recorded a gain of $1,719,000.

     During the second quarter of 1999, we recorded income tax expense of $38.6 million in order to reserve 100% of total gross deferred tax assets as we concluded that it was more likely than not that the deferred tax assets would not be realized.

                                       5-19

                                                                    CHAPTER FIVE

RESULTS OF OPERATIONS

The following table sets forth our operating results as a percentage of sales for each period presented.

                                                                                    SIX MONTHS
                                                                                      ENDED
                                                      FISCAL YEARS ENDED           (UNAUDITED)
                                                 -------------------------------------------------
                                                 ----------------------------   ------------------
                                                 JAN. 2,   JAN. 1,   DEC. 30,   JUL. 1,   JUN. 30,
                                                  1999      2000       2000      2000       2001
                                                 -------------------------------------------------
Net sales......................................   100.0%    100.0%    100.0%     100.0%    100.0%
Cost of goods sold.............................    72.5      82.1      77.6       76.7      86.7
                                                 -------------------------------------------------
Gross profit...................................    27.5      17.9      22.4       23.3      13.3
Operating expenses:
  Selling, general and administrative..........    19.9      25.4      24.7       27.0      23.6
  Research and development.....................    10.4      16.0      16.4       19.6      16.0
                                                 -------------------------------------------------
Loss from operations...........................    (2.8)    (23.5)    (18.7)     (23.3)    (26.3)
Other income (expense)
  Gain from sale of investment.................      --        --        --         --       1.9
  Interest income..............................     0.8       1.1       0.4        0.6       0.1
  Interest expense.............................    (0.2)     (0.2)     (0.3)      (0.2)     (1.0)
  Other........................................      --      (0.4)     (0.5)        --        --
                                                 -------------------------------------------------
Loss before income taxes.......................    (2.2)    (23.0)    (19.1)     (22.9)    (25.3)
(Provision) benefit for income taxes...........     1.2     (16.7)      0.7       (0.1)     (0.1)
Equity in loss of investee.....................      --        --      (0.2)        --      (0.4)
                                                 -------------------------------------------------
Net loss.......................................    (1.0)%   (39.7)%   (18.6)%    (23.0)%   (25.8)%
                                                 =================================================

The following tables present our revenue by product in absolute dollars and as a percentage of sales for each period presented.

PRODUCT MIX TABLES
Dollars in thousands:

                                                                             SIX MONTHS ENDED
                                                 FISCAL YEARS ENDED             (UNAUDITED)
                                           ----------------------------------------------------
                                           JAN. 2,    JAN. 1,    DEC. 30,   JUL. 1,    JUN. 30,
                                             1999       2000       2000       2000       2001
                                           ----------------------------------------------------
8mm drives:
  Eliant(TM)820, Mammoth-LT, Mammoth and
     M2(TM)..............................  $122,048   $ 99,939   $ 83,336   $ 41,955   $27,546
8mm libraries:
  EZ17(TM), 215M, 430M, X80 and X200.....    19,201     19,801     60,844     11,937    14,852
DLTtape(TM) libraries:
  17D, 230D and 690D.....................     6,067     12,733      9,099      4,185     1,676
LTO(TM) libraries:
  110L and 221L..........................        --         --        742         --     1,549
Media....................................    67,113     67,668     55,874     25,012    31,946
Service, spares and other................    19,091     15,450     14,811      7,705     6,449
End-of-life drives and libraries(x)......    64,495     14,816      4,194     12,254     3,290
Sales allowances.........................   (11,510)    (7,580)    (7,158)    (2,158)    1,156
                                           ----------------------------------------------------
                                           $286,505   $222,827   $221,742   $100,890   $88,464
                                           ====================================================

                                       5-20

                                                                    CHAPTER FIVE

As a percentage of net sales:

                                                                             SIX MONTHS ENDED
                                                 FISCAL YEARS ENDED             (UNAUDITED)
                                           ----------------------------------------------------
                                           JAN. 2,    JAN. 1,    DEC. 30,   JUL. 1,    JUN. 30,
                                             1999       2000       2000       2000       2001
                                           ----------------------------------------------------
8mm drives:
  Eliant(TM)820, Mammoth-LT, Mammoth and
     M2(TM)..............................      42.6%      44.9%      37.6%      41.6%     31.2%
8mm libraries:
  EZ17(TM), 215M, 430M, X80 and X200.....       6.7        8.9       27.4       11.8      16.8
DLTtape(TM) libraries:
  17D, 230D and 690D.....................       2.1        5.7        4.1        4.1       1.9
LTO(TM) libraries:
  110L and 221L..........................        --         --        0.3         --       1.7
Media....................................      23.4       30.4       25.2       24.8      36.1
Service, spares and other................       6.7        6.9        6.7        7.6       7.3
End-of-life drives and libraries(x)......      22.5        6.6        1.9       12.2       3.7
Sales allowances.........................      (4.0)      (3.4)      (3.2)      (2.1)      1.3
                                           ----------------------------------------------------
                                              100.0%     100.0%     100.0%     100.0%    100.0%
                                           ====================================================

---------------

(x) For fiscal years, percentages reflect classifications of end-of-life products as of December 30, 2000. For the quarterly periods, percentages reflect classifications of end-of-life products as of June 30, 2000.

     The following table details our sales to different customer types as a percentage of total net sales for the periods presented:

CUSTOMER MIX TABLE
(As a percentage of net sales)

                                                            % OF TOTAL NET SALES
                                            ----------------------------------------------------
                                                                          SIX MONTHS ENDED
                                                FISCAL YEARS                (UNAUDITED)
                                            ----------------------------------------------------
                                            1998    1999    2000    JULY 1, 2000   JUNE 30, 2001
                                            ----------------------------------------------------
Reseller..................................   49.5%   57.7%   66.6%      64.8%           67.2%
OEM.......................................   46.3    38.1    28.0       30.5            27.6
End-user and other........................    4.2     4.2     5.4        4.7             5.2
                                            ----------------------------------------------------
                                            100.0%  100.0%  100.0%     100.0%          100.0%
                                            ====================================================

     The following table summarizes customers who accounted for 10% or more of our sales in the periods presented:

SALES TO MAJOR CUSTOMERS

                                                                          SIX MONTHS ENDED
                                                FISCAL YEARS                (UNAUDITED)
                                            ----------------------------------------------------
                                            1998    1999    2000    JULY 1, 2000   JUNE 30, 2001
                                            ----------------------------------------------------
Ingram Micro..............................   12.6%   13.5%   18.5%      16.0%           16.4%
Tech Data.................................    7.5     9.3    13.0       12.5             9.9
IBM.......................................   15.2    15.2    11.3       11.1            10.9
Sun Microsystems..........................   11.0    11.0     7.6        9.6             5.1

                                       5-21

                                                                    CHAPTER FIVE

     No other customers accounted for 10% or more of sales in any of these periods. We cannot guarantee that sales to these or any other customers will continue to represent the same percentage of our revenues in future periods. Our customers also sell competing products and continually review new technologies, which causes our sales volumes to vary from period to period.

SIX MONTHS ENDED JUNE 30, 2001 COMPARED TO SIX MONTHS ENDED JULY 1, 2000

     Net Sales. Our net sales decreased by 12.3% to $88,464,000 in the first six months of 2001 from $100,890,000 for the first six months of 2000. We believe this decrease is primarily due to a general economic slowdown in the technology industry. In addition, we believe that our current financial condition has negatively impacted sales. In comparing net sales from the first six months of 2001 to the first six months of 2000, there were several significant differences:

     - Sales of older generation 8mm tape drives (Eliant(TM)820, Mammoth-LT and Mammoth) decreased by $11,095,000 due to product life cycles. Decreases were primarily in the OEM channel.

     - Sales of M2(TM) tape drives decreased by $3,315,000. We believe this decrease resulted from a combination of (1) initial stocking orders for the M2(TM) tape drives which occurred early in 2000 as well as (2) media supply constraints in the first quarter of 2001 which limited availability to sell tape drives.

     - Sales of certain 8mm tape libraries (EZ17, X80 and X200) decreased by $2,734,000. We believe this decrease is due to the general slowdown in the economy.

     - Sales of newer generation 8mm tape libraries (215 and 430) increased by $5,649,000. This increase is due to the fact that these products did not begin shipping until late in 2000, thus there were no sales in the first two quarters of 2000.

     - Sales of DLT libraries decreased by $2,509,000. We believe this is because these libraries incorporate older generation DLT 4000 and DLT 7000 tape drives.

     - Sales of end-of-life drives and libraries decreased by $8,964,000. The majority of this decrease is due to our 220 library, which entered end-of-life status in the first quarter of 2001.

     - Sales of media increased by $6,934,000 as a result of our ability to resolve media supply constraints and fill the backlog of outstanding orders which we existed at December 30, 2000.

     - Sales allowances decreased by $3,314,000, which had a positive impact on net sales. The decrease is a result of decreased exposure to inventory stock rotation related to decreased sales volumes to qualifying reseller customers, a decrease in certain marketing related programs, and a decrease in rebate incentives.

     Sales to reseller and end-user customers increased as a percentage of net sales for the first six months of 2001 over the same period in 2000, while sales to OEM customers decreased. We believe this shift is a result of wider acceptance of our newer generation products through the reseller channel and slower acceptance of M2(TM) technology in the OEM channels. Sales in Europe decreased by approximately $3,646,000 or 16.5% from the first six months of 2000 to the first six months of 2001, while North America sales decreased by $8,197,000 million or 11.6% in the same period.

     Cost of Sales/Gross Profit. Our cost of sales includes the actual cost of all materials, labor and overhead incurred in the manufacturing and service processes, as well as certain other related costs. Other related costs include primarily warranty accruals and inventory reserves. Our cost of sales for the first six months of 2001 decreased to $76,721,000 from $77,391,000 for the first six months in 2000. Excluding restructuring charges for the first six months of 2001, our cost of sales was $76,498,000. Our gross margin percentage decreased to 13.3% in the first six months of 2001 from 23.3% for the same period in 2000. Excluding restructuring charges for the first six months of 2001, our gross margin was 13.5%. Gross profit

                                       5-22

                                                                    CHAPTER FIVE

for the first six months of 2001 was negatively impacted by inventory reserves and rework charges related to our efforts to improve the quality and manufacturing yields of the M2(TM) drive product and high fixed costs relative to the level of net sales. During the second quarter of 2001, manufacturing yields have steadily increased as a result of these efforts.

     Selling, general and administrative. Selling, general and administrative expenses include salaries, sales commissions, advertising expenses and marketing programs. These expenses decreased to $20,846,000 during the first six months of 2001 from $27,237,000 for the same period in 2000. Without restructuring charges for the first six months of 2001, these expenses were $20,667,000. The decrease in these costs is the result of our restructuring in the first quarter of 2001, as well as other general cost control efforts. Additionally, advertising expenses were higher in 2000 over 2001 as a result of the introduction of the M2(TM) drive and related automation products in 2000. During 2001, our product introductions were smaller in scale.

     Research and development. Research and development expenses decreased $14,192,000 in the first six months of 2001 from $19,726,000 for the same period in 2000. Excluding restructuring charges for the first six months of 2001, these expenses were $14,096,000. This decrease is the result of our restructuring in the first quarter of 2001, as well as lower costs in 2001 over 2000 for ongoing engineering in 2000 of the M2(TM) product, which was released in late 1999.

     Other income (expense), net. Other income (expense), net consists primarily of interest income and expenses, foreign currency remeasurement and transaction gains and losses and other miscellaneous items. Other expense for the first six months of 2001 was $842,000 compared to income of $438,000 for the same period in 2000. These changes are primarily the result of liquidity constraints which have resulted in borrowings under our line of credit and the resulting interest expense during the first six months of 2001. During the first six months of 2000 we had no such interest expense, and had interest income due to invested cash balances.

     As of December 30, 2000, we owned 80,000 shares of Series B Preferred Stock and 83,000 shares of Series C Preferred Stock in HighGround Systems Inc. These shares had a net book value of $0 at December 30, 2000. In April 2001, Sun Microsystems purchased HighGround Systems Inc., and as a result, we received 96,000 shares of Sun Microsystems common stock. We sold 85,000 of these shares during the second quarter of 2001 and received cash proceeds and recorded a gain of $1,719,000.

     Taxes. The provision for income taxes for the first six months of 2001 was (0.2)% of loss before taxes compared to (0.8)% for the same period in 2000. As of the second quarter of 1999 we recorded a deferred tax valuation allowance equal to 100% of total deferred tax assets. Management considered a number of factors, including our cumulative operating losses over the prior three years, short-term projected losses due to the impact of delays in the release of the M2(TM) product as well as certain offsetting positive factors. Management believes a 100% valuation allowance will be required until the Company returns to a consistent and predictable level of profitability.

FISCAL YEAR 2000 COMPARED TO 1999

     Net Sales. Our net sales decreased by 0.4% to $221.7 million in 2000 from $222.8 million in 1999. In comparing net sales from 1999 to 2000, there were several significant differences:

     - Sales of M2(TM) tape drives increased by $20.4 million. We sold our first M2(TM) drives in the fourth quarter of 1999, whereas in 2000, we had a full year of M2(TM) sales.

     - Sales of current 8mm library products increased by $41.0 million. During 2000, both unit sales and average unit prices increased as sales shifted to libraries containing M2(TM) drives from older generation Mammoth and Eliant(TM)820 tape drives. Included in 2000 sales are our first shipments of the 215 and 430 libraries.

                                       5-23

                                                                    CHAPTER FIVE

     - Sales of older generation 8mm tape drives (Eliant(TM)820, Mammoth-LT and Mammoth) decreased by $37.0 million, primarily in the OEM channel.

     - Sales of media decreased by $11.8 million. This decrease is due to larger than normal media shipments in the first quarter of 1999 as we resolved media supply constraints and were able to fill our backlog of outstanding orders, compounded by media supply constraints during the fourth quarter of 2000. The 2000 media supply constraints also negatively impacted our sales of M2(TM) drive and library products.

     - We sold our first LTO(TM) Ultrium(TM) libraries. LTO(TM) library sales were $742,000 in 2000 with no comparable amount in 1999.

     - Sales of DLTtape(TM) libraries decreased by $3.6 million. We believe this decrease was due in part to the fact that our DLTtape(TM) libraries utilize older-generation DLT7000 tape drives.

     - Sales of end-of-life drive and library products decreased by $10.6 million.

     Sales to OEM customers decreased in 2000 over 1999 due to reduced sales of older generation tape drive products, without a corresponding increase in sales of new generation products. OEM customers have a long qualification, adoption and integration time before purchasing new products. As a result, volume sales of our M2(TM) products to OEMs did not begin until late in the third quarter of 2000.

     Sales to domestic customers increased to 70.7% of net sales in 2000 from 66.0% in 1999. Sales to international customers decreased to 29.3% of net sales in 2000 from 34.0% in 1999. Comparing 2000 to 1999, sales to European/Middle East customers decreased by $9.1 million and sales to Pacific Rim customers decreased by $1.6 million. We believe these decreases resulted from worsening economic conditions in those regions and a resulting weakening of their local currencies.

     Cost of Sales/Gross Profit. Our cost of sales includes the actual cost of all materials, labor and overhead incurred in the manufacturing and service processes, as well as certain other related costs. Other related costs include primarily provisions for warranty repairs and inventory obsolescence. Our cost of sales for 2000 decreased to $172.1 million from $182.9 million in 1999 and our gross margin percentage increased to 22.4% in 2000 from 17.9% in 1999. Excluding restructuring charges for both periods, our cost of goods sold decreased to $169.4 million in 2000 from $182.2 million in 1999 and our gross margin percentage increased to 23.6% from 18.2%. Included in 2000 restructuring charges was a provision for excess and obsolete inventory of $879,000. This amount related to excess M2(TM) scanner and recording head inventories held by our EMG subsidiary as a result of the decision to outsource this manufacturing to Hitachi. See "Restructuring" discussion later in this section. A primary factor positively impacting gross margins was the margin contribution of certain recently released M2(TM) drives and libraries which have higher gross margins than the older technology products they replaced. In addition, the increase in sales of library products, which typically carry higher gross margins than drive products, also resulted in higher gross margins. Another factor which increased gross margins was the shift to more reseller and less OEM sales. We estimate that 1999 gross margins were negatively impacted by approximately $2.3 million due to differences in the dollar/yen exchange rate while there was no significant impact in 2000, as a result of these exchange rate differences.

     Selling, general and administrative. Selling, general and administrative expenses decreased to $54.7 million and 24.7% of sales in 2000 from $56.7 million and 25.4% of sales in 1999. Without restructuring charges, these expenses for 1999 were $55.2 million and 24.8% of net sales. The decrease is mainly the result of employment reductions related to the third quarter 1999 restructuring, which impacted salaries and travel related expenses. Also impacting these expenses for the year, was the settlement of patent litigation with Ecrix Corporation. We had claimed that they infringed on a number of our patents, and were involved in litigation throughout the latter part of 1999 and first six months of 2000. The settlement included $450,000 for reimbursement of legal expenses that had been incurred mainly in the first and second quarters of 2000.
                                       5-24

                                                                    CHAPTER FIVE

     Research and development. Research and development expenses increased to $36.5 million and 16.4% of sales in 2000 from $35.7 million and 16.0% of sales in 1999. Excluding restructuring charges for both periods, these expenses decreased to $35.3 million and 15.9% of sales in 2000 from $35.4 million and 15.9% of sales in 1999. This decrease is the net result of the third quarter 2000 restructuring, which outsourced scanner research and development activities of EMG to Hitachi, and increased spending to support engineering efforts related to MammothTape(TM) drives and investments in new automation products.

     During 1999, we contracted with Hitachi for the development of technology related to future generations of MammothTape(TM) drives and manufacturing of the M2(TM) drive. During 2000 and 1999, we incurred $3.5 million and $2.2 million, respectively, of engineering expenses under these contracts. Investments in automation products included the integration of M2(TM) drives, as well as the development of a new family of mid-sized libraries that incorporates MammothTape(TM), DLTtape(TM), LTO(TM) Ultrium(TM) and AIT technologies. We shipped new MammothTape(TM) and LTO(TM) Ultrium(TM)products from this family during the second half of 2000. Other automation products from this family are expected to begin shipping in 2001.

     Other income(expense), net. Other income (expense), net consists primarily of interest income and expenses, foreign currency remeasurement and transaction gains and losses and other miscellaneous items. Other expense for 2000 was $842,000 compared to income of $1.2 million in 1999. The increase in expenses is due primarily to unfavorable changes in remeasurement and transaction gains and losses, and decreased interest income due to lower cash and investment balances. Net foreign exchange losses related to remeasurements of foreign subsidiary accounts to U.S. dollars were $860,000 in 2000, compared to $207,000 in 1999. Net foreign exchange losses related to foreign currency transactions were $1.2 million in 2000 compared to $686,000 in 1999.

     Taxes. The benefit (provision) for income taxes for 2000 was 3.7% of loss before taxes compared to (72.7)% of loss before taxes in 1999. As of the second quarter of 1999, we recorded a deferred tax valuation reserve for 100% of total gross deferred tax assets. Management considered a number of factors, including cumulative operating losses over the prior three years, short-term projected losses due to the impact of delays in the release of the M2(TM) product as well as certain offsetting positive factors. Management believes a 100% valuation allowance will be required until the Company returns to a consistent and predictable level of profitability.

     At December 30, 2000, we had domestic net operating loss carryforwards of $112.1 million, which expire between 2018 and 2020, available to offset future taxable income. Our use of $6.0 million of the carryforwards is subject to an annual limitation of $670,000 through 2005. We can carry forward foreign net operating losses indefinitely. In addition, we have unused tax credits related to our research and development activities of $4.4 million which expire between 2012 and 2020. We also have alternative minimum tax credits of $1.1 million, which we can carry forward indefinitely.

     Net loss per share. Basic and diluted net loss per share for 2000 was $1.83 per share compared to basic and diluted net loss per share of $3.97 for 1999. Excluding restructuring charges for both years, the basic and diluted net loss per share for 2000 was $1.66 compared to $3.86 for 1999. Our decreased net loss in 2000 over 1999 was due to the increase in the deferred tax valuation reserve during 1999. Excluding restructuring charges, our pretax loss decreased $10.2 million to $38.5 million in 2000 from $48.7 million in 1999. This decrease was a result of improved margins.

                                       5-25

                                                                    CHAPTER FIVE

FISCAL YEAR 1999 COMPARED TO 1998

     Net Sales. Our net sales decreased by 22.2% to $222.8 million in 1999 from $286.5 million in 1998. In comparing net sales from 1999 to 1998, there were several significant differences:

     - Sales of end-of-life products (primarily the 8505XL, 8700, 10h and 18D) decreased to $5.2 million in 1999 from $43.5 million in 1998 as we concluded the build-out and sale of these products late in 1998 and early 1999.

     - Sales of current 8mm drive products decreased to $99.9 million in 1999 from $122.0 million in 1998 as sales to our two largest OEM customers decreased by $17 million from 1998 to 1999.

     - Sales of current 8mm library products decreased to $29.4 million in 1999 from $40.0 million in 1998. This decrease was in proportion to our overall sales decrease.

     - Sales of services, spare parts and other decreased to $15.4 million in 1999 from $19.3 million in 1998 as we lost a major service customer in 1999.

     - Sales of current DLTtape(TM) libraries increased to $12.7 million in 1999 from $6.1 million in 1998. We introduced our first DLTtape(TM) library in 1997 and increased our DLTtape(TM) offerings during 1998 and 1999.

     - Sales allowances decreased to $7.6 million in 1999 from $11.5 million in 1998, having a positive impact on net sales. The decrease resulted from a lower emphasis placed on the use of sales rebates, as well as the final sell-off of desktop products in early 1998, which required a high level of sales incentives.

     During 1999, our sales shifted to reseller customers from OEM customers. Our sales to reseller customers in 1999 decreased by 9.5% in absolute dollars over 1998. Our sales to OEM customers decreased by 36% in 1999 over 1998. We undertook a number of initiatives in 1999 to position ourselves in the reseller channel in anticipation of the introduction of the M2(TM) drive late in the year.

     Sales to domestic customers decreased to 66.0% of net sales in 1999 from 70.5% in 1998. Sales to international customers increased to 34.0% of net sales in 1999 from 29.5% in 1998. Sales decreased to all geographic regions; however domestic sales decreased at a higher rate.

     Cost of Sales/Gross Profit. Our cost of sales includes the actual cost of all materials, labor and overhead incurred in the manufacturing and service processes, as well as certain other related costs. Other related costs include primarily provisions for warranty repairs and inventory obsolescence. Our costs of sales for 1999 decreased to $182.9 million from $207.6 million in 1998 and our gross margin percentage decreased to 17.9% in 1999 from 27.5% in 1998. Excluding restructuring charges for 1999 (see "Restructuring" discussion later in this section), our cost of goods sold decreased to $182.2 million in 1999 and our gross margin percentage decreased to 18.2%. Our gross margin percentage decreased to 17.9% in 1999 compared to 27.5% in 1998. Excluding restructuring charges, the 1999 gross margin was 18.2%. Gross margins were negatively impacted by lower net sales, which were tied to a relatively fixed manufacturing cost structure. During 1999, we had more plant capacity than we were using to support current manufacturing volumes. Additionally, lower pricing on products approaching end-of-life status negatively impacted product margins. Gross margins in 1999 were negatively impacted by approximately $2.3 million due to difference in the dollar/yen exchange rate whereas 1998 gross margins were positively impacted by approximately $2.5 million as a result of these exchange rate differences.

     Selling, general and administrative. Selling, general and administrative expenses decreased to $56.7 million and 25.4% of sales in 1999 from $57.0 million and 19.9% of sales in 1998. Without restructuring charges, these expenses for 1999 were $55.2 million and 24.8% of net sales. The decrease was due to higher advertising spending in 1998 to reintroduce our Mammoth tape drive as well as introduce several new library products. In 1999, there were fewer and smaller-scale product introductions.

                                       5-26

                                                                    CHAPTER FIVE

     Research and development. Research and development expenses increased to $35.7 million and 16.0% of sales in 1999 from $29.9 million and 10.4% of sales in 1998. Without restructuring charges, 1999 expenses were $35.4 million and 15.9% of net sales. Spending increased in 1999 to support the development and release of the M2(TM) tape drive, which we first sold in the fourth quarter. In addition, we contracted with Hitachi for the development of technology related to future generations of MammothTape(TM) drives and manufacturing of the M2(TM) drive. During 1999, we incurred $2.2 million of engineering expenses under these contracts.

     Other income (expense), net. Other income (expense), net consists primarily of interest income and expenses, foreign currency re-measurement and transaction gains and losses, state franchise taxes and other miscellaneous items. Other income was $1.2 million in 1999 compared to $1.8 million in 1998. This decrease was the result of unfavorable changes in foreign currency transaction gains and losses in 1999, offset by increased interest income. Net foreign exchange (gains)/losses related to foreign currency transactions were $686,000 and $(36,000) in 1999 and 1998, respectively.

     Taxes. The income tax provision for 1999 of $37.2 million compared to a $3.4 million tax benefit in 1998. As of the second quarter of 1999, the Company recorded a deferred tax valuation allowance equal to 100% of total deferred tax assets. Management considered a number of factors, including the Company's cumulative operating losses over the prior three years, short-term projected losses due to the impact of delays in the release of the M2(TM) product, as well as certain offsetting positive factors. Management believes a 100% valuation allowance will be required until the Company returns to a consistent and predictable level of profitability.

     Net loss per share. Basic and diluted net loss per share for 1999 was $3.97 compared to basic and diluted net loss per share of $0.12 per share for 1998. Excluding restructuring charges in 1999, basic and diluted net loss per share was $3.86. The increased loss in 1999 was due to lower revenue, lower gross margin percentage and increased research and development expenses.

LIQUIDITY AND CAPITAL RESOURCES

     During the first six months of 2001, we expended $4,911,000 of cash for operating activities, borrowed a net amount of $2,030,000 against our line of credit, received $3,045,000 from the sale of stock, received $1,719,000 from the sale of an investment, expended $1,226,000 for capital equipment, expended $500,000 on long-term obligations, received $11,000 from the sale of fixed assets and had a decrease in cash overdrafts of $1,258,000. Together, these activities decreased our cash and short-term investments by $1,090,000 to a quarter-ending balance of $2,069,000. Our working capital decreased to $12,326,000 at June 30, 2001 from $27,023,000 at December 31, 2000.

     As of December 30, 2000, we owned 80,000 shares of Series B Preferred Stock and 83,000 shares of Series C Preferred Stock in HighGround Systems Inc. These shares had a net book value of $0 at December 30, 2000. In April 2001, Sun Microsystems purchased HighGround Systems Inc., and as a result, we received 96,000 shares of Sun Microsystems common stock. We sold 85,000 of these shares during the second quarter of 2001 and received cash proceeds and recorded a gain of $1,719,000.

     In May 2000, we entered into a bank line of credit agreement with Congress Financial Corporation, a subsidiary of First Union Bank Corporation. This agreement expires in May 2003. Originally, this agreement allowed borrowings up to the lesser of 80% of eligible accounts receivable or $20.0 million. In February 2001, this agreement was amended to increase the borrowing limit to $25.0 million. This amendment also added 25% of eligible finished goods inventory to the borrowing base. Eligible accounts receivable excludes invoices greater than 60 days past due, some foreign receivables and other items identified in the agreement. Eligible finished goods inventory excludes slow moving inventory and other items identified in the agreement. Collateral for this agreement includes accounts receivable and inventory, as well as certain off balance sheet assets.

                                       5-27

                                                                    CHAPTER FIVE

     The line of credit prohibits the payment of dividends without prior bank approval and has a minimum tangible net worth covenant, and certain other covenants. The agreement contains certain acceleration clauses that may cause any outstanding balance to become immediately due in the event of default. The amount available to borrow under the line of credit varies each day based upon the levels of the underlying accounts receivable and inventories. As of June 30, 2001, the overall amount available to borrow was $16,325,000 and we had $14,337,000 in borrowings outstanding and a remaining borrowing capacity of $1,988,000. As of March 31 and June 30, 2001, we were in violation of the tangible net worth covenant of the line of credit agreement. In connection with the execution of the merger agreement with Ecrix, Congress Financial agreed to waive these past events of default and amend our minimum net worth covenants.

     Borrowings under the line of credit bear interest at the lower of the bank's prime rate + 1% or "LIBOR" + 3%. AS A RESULT, ANY SIGNIFICANT FLUCTUATIONS IN THE PRIME RATE OR LIBOR WOULD IMPACT OUR INTEREST EXPENSE RELATED TO BORROWINGS UNDER THIS LINE OF CREDIT. Offsetting the amount available under the line of credit is a letter of credit, which collateralizes certain leasehold improvements made by our subsidiary in Germany. This letter is currently for DM 900,000 and decreases by DM 100,000 in August of each year until it is fully depleted.

     We have incurred operating losses over the last four years. Additionally, as of June 30, 2001, we had only $2,159,000 in cash, cash equivalents and short-term investments, and $1,938,000 of remaining borrowing capacity under our line of credit. As a result, we have been and are continuing to investigate various strategic alternatives that could increase our liquidity. These alternatives may include one or more of the following:

     -  sale of all or part of our operating and off-balance sheet assets;

     -  restructuring of current operations;

     -  additional equity infusions; or

     -  strategic alliance, acquisition or merger.

     Broadview was engaged to assist us in this process. As a result, we issued shares of Series G preferred stock as described below and have entered into the merger agreement with Ecrix.

     If we do not consummate the merger or a similar transaction and do not raise additional capital through debt or equity, it is possible that we would be unable to achieve our currently contemplated business objectives or have enough funds to support our operations, which could affect our ability to continue as a going concern. The report of our independent accountants on our consolidated financial statements for the 2000 fiscal year contained an explanatory paragraph related to our ability to continue as a going concern.


     As discussed in Chapter Three under "Exabyte's Reasons for the Merger," we believe that our merger with Ecrix will improve our liquidity and enhance our access to capital. However, there can be no assurance that we will realize these benefits from the merger or that, even if realized, they will be sufficient to resolve our liquidity concerns. If Exabyte completes the merger with Ecrix, Exabyte expects that its cash from operations and the cash infusion to be made at the time of the merger will be sufficient for the cash needs of Exabyte after the merger through at least June 30, 2002. Exabyte's cash needs beyond that date depend on a number of factors, including whether Exabyte achieves significant sales growth of Ecrix's VXA drives, revenue growth of Exabyte's existing products, the successful introduction and sales of Exabyte's M3(TM) tape drive, and cost containment. In any event, in order to provide some cushion and to take into account the possibility of less favorable operating results than are projected by the management of Exabyte and Ecrix, Exabyte will continue to seek external financing through debt or equity.


                                       5-28

                                                                    CHAPTER FIVE


     On April 16, 2001, we issued 1,500,000 shares of Series G preferred stock to State of Wisconsin Investment Board for total proceeds of $3,000,000. See "Note 14 -- Subsequent Events" to our audited financial statements included in this proxy statement/prospectus.



     Certain Ecrix shareholders have made bridge loans to us for $2 million as a result of our agreement and plan of merger. The bridge loans will be credited against the bridge lenders' purchase of Series H preferred stock at closing of the Merger.


RESTRUCTURING CHARGES

     In March 2001, we completed a reduction in our workforce in order to reduce expenses, minimize ongoing cash consumption and to simplify our management structure. All areas of Exabyte were impacted by the workforce reduction. These reductions reduced the workforce by approximately 235 persons (211 domestically and 24 in Europe) and resulted in a severance charge to operations in the first quarter of 2001 of approximately $498,000. Of these costs, $223,000 were included in cost of sales, $179,000 were included in selling, general and administrative costs and $96,000 were included in research and development costs. All severance was paid during the first quarter of 2001, and no accruals remain.

     During the third quarter of 2000, we incurred $3,899,000 in charges related to a restructuring, which will ultimately result in the closure of our wholly owned subsidiary, EMG. This restructuring was part of a plan adopted by our Board of Directors on July 24, 2000, which outsourced a number of manufacturing operations to Hitachi in order to reduce our cost structure. The restructuring decision resulted in: (1) an immediate end to the manufacture of M2(TM) recording heads by EMG; (2) the termination of M2(TM) scanner manufacturing by EMG during April 2001; and (3) the planned shut down of the remaining Mammoth scanner manufacturing by the end of 2003. No assets were transferred as a result of the decision to outsource M2(TM) scanner manufacturing to Hitachi and no technology was transferred. In addition, there were no write-offs taken or restructuring charges incurred in connection with the M2(TM) scanner outsourcing to Hitachi. There has been no change in the method of accounting for transactions between EMG and the Company and all assets not impacted by the restructuring continue to be depreciated in a consistent manner.

     These third quarter restructuring charges include employee severance and related costs of $1,613,000, excess facilities costs of $718,000, the write-off of excess inventories of $879,000, the write-off of capital equipment of $389,000 and other costs of $300,000. Workforce reductions involved 93 employees, constituting all employees of EMG. All severance payments for these employees were contractually defined, fixed and communicated during the third quarter of 2000.

     Of these restructuring costs during 2000, $2,713,000 are included in cost of sales and $1,186,000 are included in research and development costs. Approximately $1,268,000 of the total restructuring costs, which relate to the write-off of excess inventories and capital equipment, do not involve future cash payments.

     Approximately $637,000 in restructuring costs were paid during the first six months of 2001. Employment at EMG was reduced by 24 employees during the first six months to 29 employees at June 30, 2001. Excess facilities exposure and other related costs were reduced by $235,000 with the signing of a new lease. Approximately $1,320,000 of accruals related to this restructuring remain at June 30, 2001.

                                       5-29

                                                                    CHAPTER FIVE

     The following table summarizes the activity to date related to the restructuring which occurred in the third quarter of 2000:

                                                                          FIXED
                                     SEVERANCE                INVENTORY   ASSET
                                        AND        EXCESS      WRITE-     WRITE
                                      RELATED    FACILITIES     DOWN      DOWN    OTHER   TOTAL
                                     -----------------------------------------------------------
(In thousands)
Restructuring charges..............   $1,613       $ 718        $ 879     $ 389   $ 300   $3,899
Asset write downs..................       --          --         (879)       --      --     (879)
Loss on sale of assets.............       --          --           --       (56)     --      (56)
Cash payments......................     (360)         --           --        --    (139)    (499)
Additional charges/adjustments.....       74          41           --      (333)    (55)    (273)
                                     -----------------------------------------------------------
Balance, December 30, 2000.........   $1,327       $ 759           --        --   $ 106   $2,192
                                     -----------------------------------------------------------
                                     -----------------------------------------------------------
(Unaudited)
Cash payments......................     (547)        (33)          --        --     (57)    (637)
Additional charges/adjustments.....       --        (186)          --        --     (49)    (235)
                                     -----------------------------------------------------------
Balance, June 30, 2001.............   $  780       $ 540        $  --     $  --   $  --   $1,320
                                     -----------------------------------------------------------
                                     -----------------------------------------------------------

     During the third quarter of 1999, management determined that the division of Exabyte into three operating segments was no longer appropriate due to the amount of overhead required to maintain this structure. We incurred $2,446,000 in pretax restructuring charges to combine our three operating segments under common management. These costs included severance, outplacement and benefits for the resulting workforce reduction of approximately 143 employees. All areas of Exabyte were impacted by the workforce reduction. Approximately $664,000 of these costs were included in cost of sales, $1,453,000 were included in selling, general and administrative costs and $328,000 were included in research and development costs.

     Severance and related costs of $2,154,000 were paid in cash during 1999. The remaining severance and related cost accruals were paid during the first half of 2000.

     The following table summarizes the activity related to the 1999 restructuring reserve for 1999 and 2000:

                                    SEVERANCE AND
                                       RELATED
                                    -------------
(In thousands)
Restructuring charges..........        $ 2,446
Cash payments..................         (2,154)
                                       -------
Balance, January 1, 2000.......            292
Cash payments..................           (292)
                                       -------
Balance, December 30, 2000.....        $    --
                                       =======

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     In the ordinary course of our operations, we are exposed to certain market risks, primarily changes in foreign currency exchange rates and interest rates. Uncertainties that are either nonfinancial or nonquantifiable, such as political, economic, tax, other regulatory or credit risks are not included in the following assessment of our market risks. Our exposure to fluctuations in the dollar/yen exchange rate is expected to increase as a result of outsourcing certain manufacturing to Hitachi. Our borrowings under our line of credit agreement expose us to changes in interest rates.

                                       5-30

                                                                    CHAPTER FIVE

Foreign Currency Exchange Rates

     We have foreign subsidiaries whose operations expose us to foreign currency exchange rate changes (See Note 1 of Notes to Consolidated Financial Statements for the three years ended December 30, 2000). Changes in foreign currency exchange rates could impact remeasurement of our foreign denominated assets and liabilities into U.S. dollars and our future earnings and cash flows from transactions denominated in different currencies. At December 30, 2000, 5.3% of our total assets were denominated in foreign currencies. During 2000, 0.7% of revenue and 11.1% of operating expenses were denominated in foreign currencies. Our exposure to currency exchange rate changes is diversified due to the number of different countries in which we conduct business. We have subsidiaries in Germany, The Netherlands, Japan, Singapore and Canada whose books of record are maintained in their local currency. Foreign currency gains and losses will continue to result from fluctuations in the exchange rates of these subsidiaries' operations compared to the U.S. dollar thereby impacting future operating results.

     We purchase certain inventory components and services, denominated in yen, from Japanese manufacturers. We settle such payments at the prevailing spot rate. We prepared sensitivity analyses of our exposures from foreign assets as of December 30, 2000, and of exposure from anticipated foreign revenue, and operating expenses in 2001 using historical data and anticipated future activity to assess the impact of hypothetical changes in foreign currency exchange rates. Based upon the results of these analyses, we estimate that a hypothetical 10% unfavorable change in foreign currency exchange rates from the 2000 year end rates could have a $550,000 impact on net assets, a $160,000 impact on net sales and a $1.0 million impact on operating expenses. These risks are materially similar to the risks presented in the prior year, and could have a material effect on our results of operations, cash flows or financial condition for the next year.

     We have also prepared sensitivity analyses of our exposure related to yen denominated purchases. Using a hypothetical 10% unfavorable change in the dollar/yen exchange rate from the year end rate, and projected 2001 purchases denominated in yen, we estimate a potential $2.9 million impact on 2001 purchases. The impact could affect a combination of net income and inventory, and could have a material effect on our results of operations, cash flows or financial condition for the next year.

Interest Rates

     At December 30, 2000, we had $12.3 million outstanding against our line of credit. We pay interest on this line of credit at the lower of the bank's prime rate +1% or "LIBOR" + 3%. As a result, fluctuations in interest rates could impact our interest expense related to this line of credit. In 2000, our interest rate exposure was related to interest income on our investments and cash equivalents, which included held-to-maturity debt securities with maturity dates of ten months or less.

     We prepared sensitivity analyses of our exposure to interest rate fluctuations to assess the impact of a hypothetical change in interest rates. Based on the results of these analyses, we estimate that a hypothetical 10% unfavorable change in interest rates from the 2000 year end rates could have a $250,000 impact on results of operations. This risk is materially similar to the interest risk presented in the prior year, and could have a material effect on our results of operations, cash flows or financial condition for the next year.

                                       5-31

                                                                    CHAPTER FIVE

                         EXABYTE OFFICERS AND DIRECTORS

The executive officers and directors of Exabyte and their ages as of August 31, 2001, are as follows:

William L. Marriner       48             Chairman of the Board President and Chief Executive
                                         Officer
Stephen F. Smith          51             Vice President, Chief Financial Officer, Corporate
                                         Secretary and General Counsel
Peter D. Behrendt         62             Director
A. Laurence Jones         48             Director
Stephen C. Johnson        59             Director
Thomas E. Pardun          57             Director
Ralph Z. Sorenson         67             Director

     MR. WILLIAM L. MARRINER, age 48, joined Exabyte in March 1987 as Vice President of finance and administration and Chief Financial Officer. He was subsequently promoted to Senior Vice President in July 1991 and Executive Vice President in December 1994 and continued to serve as Chief Financial Officer until December 1997. Mr. Marriner was elected acting President and Chief Executive Officer in January 1997, President, Chief Executive Officer and director in July 1997 and Chairman of the Board in January 1998. Prior to joining the Company, Mr. Marriner held various positions at Storage Technology Corporation from 1978 to 1987, including Vice President of Pacific and Latin American operations, manager of business planning and administration for international operations and Assistant to the President.

     MR. STEPHEN F. SMITH, age 51, joined the Company in June 1989 as Exabyte's General Counsel, and currently holds this position. Mr. Smith was appointed Vice President and Chief Financial Officer in December 1997. Mr. Smith has also served as Secretary since February 1995. Prior to joining Exabyte, Mr. Smith held various positions at Storage Technology Corporation from 1977 to 1989, including General Counsel, Senior Counsel and Director of International Financial Operations.

     MR. PETER D. BEHRENDT, age 62, joined Exabyte in July 1987 as President and director. Mr. Behrendt was the Company's Chairman of the Board from January 1992 until January 1998. He served as President until January 1997, and Chief Executive Officer from July 1990 until January 1997. Prior to joining the Company, Mr. Behrendt held various executive positions during 26 years with IBM, including director of quality and product assurance for the information systems and communications group and product manager of the electronic typewriter business. Mr. Behrendt was also responsible for product and business planning for IBM's tape and disk offerings. Mr. Behrendt currently serves as Chairman of Troika Networks, a position he has held since September 2000. Troika Networks produces hardware and software for network management. He also serves as a director of Western Digital Corporation and Infocus Systems Corporation, as well as several private companies.

     MR. A. LAURENCE JONES, age 48, has served as a director of Exabyte since May 1998. Mr. Jones has served as President of Messagemedia, Inc., a provider of advanced messaging systems for Internet commerce, since March, 1999. Previously, Mr. Jones was an Operating Affiliate of McCown DeLeeuw and Co., a private equity firm, from January 1998 to February 1999. Mr. Jones served as President and Chief Executive Officer of Neonatal Service, Inc., a direct marketing company, from 1993 to 1998. Mr. Jones also served as President and Chief Executive Officer of GovPX, Inc. from 1991 to 1993 and Senior Vice President and Corporate Officer of Automatic Data Processing from 1987 to 1991. Prior to 1987, Mr. Jones spent 10 years at Wang Laboratories, where he held various technical and managerial positions, including that of Chief Executive Officer of a financial information services division. Mr. Jones also serves as a director of CHI/Triad, a private computer services company.

                                       5-32

                                                                    CHAPTER FIVE

     MR. STEPHEN C. JOHNSON, age 59, has served as a director of Exabyte since May 1998. Mr. Johnson has served as Managing Partner of The Slingshot Group, a venture investment firm, since August 1999. Prior to that, Mr. Johnson was a founder of Komag, Incorporated, a manufacturer of media for hard disk drives, and served as our President and Chief Executive Officer from September 1983 until August 1999. Previously, Mr. Johnson was President and Chief Executive Officer of Boschert, Incorporated, a manufacturer of switching power supplies. Mr. Johnson also serves as a director of Arroyo Optics, Inc. and Smartbasket.com.

     MR. THOMAS E. PARDUN, age 57, has served as a director of Exabyte since April 1995. Mr. Pardun currently serves as Chairman of the Board and Chief Executive Officer of edge2net, Inc., a position he has held since November 2000. edge2net is a leading provider of voice, data and video services on its own high-quality global communications network, focusing on the Asian market. Previously, Mr. Pardun was President of MediaOne International (previously U.S. West International, Asia-Pacific, a subsidiary of U.S. West, Inc.), an owner/operator of international properties in cable television, telephone services, and wireless communications companies, from May 1996 until his retirement in July 2000. Before joining U.S. West, Mr. Pardun was President of the Central Group for Sprint, as well as President of Sprint's West Division and Senior Vice President of Business Development for United Telecom, a predecessor company to Sprint. Mr. Pardun also held a variety of management positions during a 19-year tenure with IBM, concluding as Director of product line evaluation. Mr. Pardun also serves as a director of Western Digital Corporation and it subsidiary companies.

     DR. RALPH Z. SORENSON, age 67, has served as a director of Exabyte since January 1993. Dr. Sorenson is currently a managing partner of the Sorenson Limited Partnership, a venture investment firm, as well as Professor Emeritus at the College of Business and Administration at the University of Colorado at Boulder. From July 1992 to June 1993, he was Dean of the College of Business and Administration. Dr. Sorenson served as Adjunct Professor of Management at the Harvard Business School from 1989 to 1992, teaching management policy and practice. From 1981 to 1989, Dr. Sorenson was Chairman, President and Chief Executive Officer of Barry Wright Corporation, a diversified industrial company engaged in the design and manufacture of industrial products for improving productivity and integrating filing systems for the office. Prior to 1981, he was President of Babson College in Wellesley, Massachusetts. Dr. Sorenson also serves as a director of Eaton Vance Corporation, Houghton Mifflin Company, Polaroid Corporation and Whole Foods Market Incorporated.

     Executive officers serve at the discretion of the Board of Directors. There are no family relationships among any of the directors and officers.

BOARD COMMITTEES AND MEETINGS

     During fiscal 2000 (ended December 30, 2000), Exabyte's Board held five regular meetings (including telephone board meetings). The Board has two standing committees: an Audit Committee and a Compensation Committee. The Board has no standing Nominating Committee. Nominations to the Board are made by the entire Board. Each director attended at least 75% of the Board meetings and committee meetings (of those committees on which he served) that were held during his term in fiscal 2000.

     The Audit Committee meets with Exabyte's independent auditors at least once a year to review the results of the annual audit and discuss the financial statements. The Audit Committee functions include:

     - reviewing and reassessing the adequacy of the Audit Committee's Charter;

     - recommending to the Company's Board of Directors the appointment of independent auditors;

     - reviewing the scope of audits and other services to be performed by the independent auditors;

                                       5-33

                                                                    CHAPTER FIVE

     - reviewing the results of the accounting principles applied in financial reporting and the adequacy of financial and operational controls;

     - reviewing auditor independence; and

     - acting as liaison between Exabyte's management, Exabyte's Board of Directors and Exabyte's independent auditors.

     The Audit Committee, which is currently composed of Messrs. Jones, Johnson and Sorenson, met four times during fiscal 2000.

     The Compensation Committee determines officer and director compensation (including salaries, incentive compensation and stock options) as well as compensation levels for other employees when necessary, and performs other functions related to compensation that the Board assigns to it. The Compensation Committee, currently composed of Messrs. Johnson, Jones, Pardun, and Sorenson, met once during fiscal 2000.

BENEFICIAL OWNERSHIP COMPLIANCE

     Section 16(a) of the Securities Exchange Act of 1934, as amended, requires Exabyte's directors and executive officers, as well as persons who own more than 10% of Exabyte's common stock, to file initial reports of ownership and reports of changes in ownership with the Securities and Exchange Commission. Officers, directors and greater than 10% stockholders are required by SEC regulations to furnish Exabyte with copies of all Section 16(a) forms they file.

     To Exabyte's knowledge, all such Section 16(a) filing requirements were complied with during fiscal 2000. This statement is based solely on a review of reports furnished to Exabyte and written representations that no other reports were required during fiscal 2000.

                 COMPENSATION OF EXABYTE OFFICERS AND DIRECTORS

COMPENSATION OF DIRECTORS

     Each director who is not an employee of Exabyte receives $15,000 as an annual retainer for his services as a director. In addition, non-employee directors receive $1,500 for each Board meeting they attend in person and $250 for each committee meeting they attend in person, as well as for each telephone Board meeting in which they participate. Non-employee directors received an aggregate of $110,750 for their services rendered to Exabyte during fiscal 2000. Non-employee directors are also reimbursed for out-of-pocket travel expenses in connection with their attendance at Board meetings. These fees have remained unchanged from the previous year.

     Non-employee directors also receive options under the Incentive Stock Plan. On January 27th of each fiscal year, each non-employee director who has been a non-employee director for at least three months is automatically granted an option to purchase 5,000 shares of common stock. Each newly elected non-employee director, upon initial election to the Board, receives an option to purchase 10,000 shares. The exercise price of these options equals the fair market value of the stock on the date of grant. The options vest at the rate of 2% per month beginning one month following the date of grant. Directors are also eligible to receive discretionary grants of options under the Incentive Stock Plan. During fiscal 2000, options covering an aggregate of 90,000 shares were granted to non-employee directors as a group with a weighted average exercise price per share of $8.00. Of the options granted to directors, grants covering an aggregate of 60,000 shares were discretionary grants.

                                       5-34

                                                                    CHAPTER FIVE

SUMMARY OF COMPENSATION

     The following table provides, for fiscal 2000 (ended December 30, 2000), fiscal 1999 (ended January 1, 2000) and fiscal 1998 (ended January 2, 1999), certain summary information concerning compensation paid to or earned by Exabyte's Chief Executive Officer, each of the other executive officers at the end of fiscal 2000, and one former executive officer who ceased employment with Exabyte during fiscal 2000, the Named Executive Officers:

                           SUMMARY COMPENSATION TABLE

                                                                      LONG-TERM
                                                                     COMPENSATION
                                              ANNUAL COMPENSATION       AWARDS
                                              -----------------------------------
                                                                      SECURITIES
                                                                      UNDERLYING     ALL OTHER
                                              SALARY($)                OPTIONS      COMPENSATION
NAME AND PRINCIPAL POSITION           YEAR       (1)      BONUS($)      (#)(2)       ($)(4)(5)
------------------------------------------------------------------------------------------------
William L. Marriner                   2000     357,115       0          90,000         1,084
  Chairman of the Board, Chief                                          50,000(3)
  Executive Officer & President       1999     333,461       0          50,000         5,325
                                      1998     325,384       0          50,000         5,376
Stephen F. Smith                      2000     217,692       0          45,000         1,518
  Vice President, Chief Financial                                       10,000(3)
  Officer, General Counsel &          1999     199,230       0          30,000         6,142
  Secretary                           1998     198,923       0          40,000         5,081

---------------

(1) Includes amounts earned but deferred at the election of the Named Executive Officers under the 401(k) plan.

(2) Exabyte has not granted any SARs or restricted stock awards.

(3) Represents stock options granted pursuant to the CreekPath Systems, Inc. 2000 Stock Option Plan as follows: Mr. Marriner, 50,000 shares; and Mr. Smith, 10,000 shares.

(4) As permitted by SEC rules, Exabyte has not shown amounts for certain perquisites where the amounts do not exceed the lesser of 10% of bonus plus salary or $50,000.

(5) Includes the dollar value of executive life insurance premiums paid by Exabyte in 2000 for the benefit of the Named Executive Officers as follows:
    Mr. Marriner, $1,804; and Mr. Smith, $1,518. There were no matching payments by Exabyte under the 401(k) plan for 2000. 1999 compensation includes matching payments by Exabyte under the 401(k) plan for 1999 as follows: Mr. Marriner, $4,000; and Mr. Smith, $4,000; as well as the dollar value of executive life insurance premiums paid by Exabyte in 1999 for the benefit of the Named Executive Officers as follows: Mr. Marriner, $1,325; and Mr. Smith, $2,142. 1998 compensation includes matching payments by Exabyte under the 401(k) plan for 1998 as follows: Mr. Marriner, $4,000; and Mr. Smith, $3,679. Also includes the dollar value of executive life insurance premiums paid by Exabyte in 1998 for the benefit of the Named Executive Officers as follows: Mr. Marriner, $1,376; and Mr. Smith, $1,402.

OFFICER SEVERANCE PROGRAM

     Exabyte has a severance program under which officers and other specified employees are eligible to receive severance payments in the event their employment is terminated within eighteen months after certain changes in control of Exabyte. The amounts payable under the severance program vary depending upon the position of the terminated officer or employee. The severance program limits the amount payable

                                       5-35

                                                                    CHAPTER FIVE

to up to 12 months of compensation and further provides for the accelerated vesting of outstanding stock options held by the terminated officer or employee.

INCENTIVE STOCK PLAN

     The Board adopted the Incentive Stock Plan in January 1987. As a result of a series of amendments, as of August 31, 2001 there were 9,500,000 shares of common stock authorized for issuance under the Incentive Stock Plan. The Incentive Stock Plan provides for the grant of both incentive stock options (which generally have a favorable tax treatment for the optionee) and non-statutory stock options to employees, directors and consultants. These grants are made at the discretion of the Board. The Incentive Stock Plan also provides for the non-discretionary grant of non-statutory stock options to its non-employee directors. In connection with the sale of Series G preferred stock on April 16, 2001, Exabyte amended the Incentive Stock Plan to provide that, unless approved by the holders of a majority of the shares present and entitled to vote at a duly convened meeting of stockholders, Exabyte shall not (i) grant any stock options with an exercise price that is less than 100% of the fair market value of the underlying stock on the date of grant; (ii) reduce the exercise price of any stock option granted under the Incentive Stock Plan.

     As of August 31, 2001, options to purchase 2,227,111 shares were outstanding under the Incentive Stock Plan and 3,508,141 shares were available for future grant.

STOCK OPTION GRANTS

     The following table contains information for fiscal 2000 concerning the grant of stock options under the Incentive Stock Plan, except as noted, to the Named Executive Officers:

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                POTENTIAL REALIZABLE
                                                                                  VALUE AT ASSUMED
                                                                               ANNUAL RATES OF STOCK
                                                                               PRICE APPRECIATION FOR
                                         INDIVIDUAL GRANTS                         OPTION TERM(4)
                         ----------------------------------------------------------------------------
                         NUMBER OF    % OF TOTAL
                         SECURITIES    OPTIONS
                         UNDERLYING   GRANTED TO
                          OPTIONS     EMPLOYEES
                          GRANTED     IN FISCAL     EXERCISE     EXPIRATION
NAME                       (#)(1)      YEAR(3)     PRICE($/SH)      DATE        5%($)        10%($)
-----------------------------------------------------------------------------------------------------
William L. Marriner        90,000        4.86        7.8125       1/17/10      442,191     1,120,599
                           50,000(2)     2.85        0.10         1/17/10        3,144         7,968
Stephen F. Smith           45,000        2.43        7.8125       1/17/10      221,095       560,299
                           10,000(2)     0.57        0.10         1/17/10          625         1,593

---------------

(1) Exabyte does not have a plan that provides for the issuance of SARs. Options under the Incentive Stock Plan generally vest at the rate of 2% of the total grant per month, beginning one month from the date of grant, for a period of 50 months. Options may be either non-statutory or incentive stock options. The exercise price of options granted under the Incentive Stock Plan must be at least equal to the fair market value of the common stock on the date of grant. Options granted to executive officers and certain members of management are subject to an agreement with Exabyte which

                                       5-36

                                                                    CHAPTER FIVE

    provides that, upon a change of control, options will fully vest unless the Board directs otherwise. The Board may not reprice options granted under the Incentive Stock Plan.

(2) These options were granted under the CreekPath Systems, Inc. 2000 Stock Option Plan ("CreekPath Plan"). Options granted under the CreekPath Plan generally vest at the rate of 2% of the total grant per month, beginning one month from the date of grant, for a period of 50 months. Options are non-statutory stock options. The exercise price of options granted under the CreekPath Plan must be at least equal to the fair market value of the common stock on the date of grant.

(3) Based on options granted to Exabyte employees during fiscal 2000 to purchase 1,849,625 shares, and options granted to CreekPath employees during fiscal 2000 to purchase 1,752,000 shares.

(4) The potential realizable value is based on the term of the option at the date of grant (10 years in each case). It is calculated by assuming that the stock price on the date of grant appreciates at the indicated annual rate, compounded annually for the entire term, and that the option is exercised and sold on the last day of the option term for the appreciated stock price. These amounts represent certain assumed rates of appreciation only, in accordance with SEC rules, and do not reflect its estimate or projection of future stock price performance. Actual gains, if any, are dependent on the actual future performance of Exabyte's common stock. The amounts reflected in this table may never be achieved.

OPTION EXERCISES AND YEAR-END HOLDINGS

     The following table provides information concerning the exercise of options during fiscal 2000 and unexercised options held as of the end of fiscal 2000 for the named executive officers:

    AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FY-END OPTION VALUES

                                                     NUMBER OF SECURITIES
                           SHARES        VALUE      UNDERLYING UNEXERCISED     VALUE OF UNEXERCISED IN-THE-
                                                    OPTIONS AT FY-END(#)(1)      MONEY OPTIONS AT FY-END
                                                                                          ($)(2)
                          ACQUIRED      REALIZED   --------------------------------------------------------
NAME                   ON EXERCISE(#)     ($)      EXERCISABLE/UNEXERCISABLE    EXERCISABLE/UNEXERCISABLE
-----------------------------------------------------------------------------------------------------------
William L. Marriner          0             0         364,200/126,000                       0/0
                             0(3)          0          11,000/39,000                        0/0
Stephen F. Smith             0             0          75,600/63,700                        0/0
                             0(3)          0           2,200/7,800                         0/0

---------------

(1) Includes both "in-the-money" and "out-of-the-money" options. "In-the-money" options are options with exercise prices below the market price of Exabyte's or CreekPath's common stock (as noted) on December 30, 2000.

(2) Fair market value of Exabyte's common stock on December 30, 2000 ($3.4375, based on the closing sales price reported on the Nasdaq National Market) less the exercise price of the option, or fair market value of CreekPath's common stock on December 30, 2000 ($0.10, based on a determination by the CreekPath Board of Directors less the exercise price of the option, as noted.

(3) Represents shares of CreekPath common stock acquired upon exercise of options granted under the CreekPath Systems, Inc. 2000 Stock Option Plan.

                                       5-37

                                                                    CHAPTER FIVE

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table provides certain information regarding the ownership of Exabyte's common stock before and after the issuance of shares of common stock pursuant to the merger and the sale of Series H preferred stock, based on the number of shares held as of August 31, 2001 by:

     - each current director;

     - each current executive officer named in the Summary Compensation Table;

     - all of Exabyte's current directors and the Named executive officers as a group;

     - all those known to be beneficial owners of more than five percent of Exabyte's common stock; and

     - each person who will become a director, executive officer or beneficial owner of more than five percent of Exabyte's common stock after the merger.

                                        BENEFICIAL OWNERSHIP(1)         BENEFICIAL OWNERSHIP(1)
                                           BEFORE THE MERGER                AFTER THE MERGER
                                      ----------------------------   ------------------------------
                                      NUMBER OF   PERCENT OF TOTAL   NUMBER OF     PERCENT OF TOTAL
BENEFICIAL OWNER                      SHARES(2)     VOTING POWER     SHARES(2)       VOTING POWER
---------------------------------------------------------------------------------------------------
State of Wisconsin Investment
  Board(3)                            4,495,900         18.3%        4,495,900           10.2%
P.O. Box 7842
Madison, WI 53707
First Pacific Advisors, Inc.(4)       3,098,300         13.3%        3,098,300            7.1%
11400 West Olympic Boulevard
Suite 1200
Los Angeles, CA 90064
Dimensional Fund Advisors Inc.(5)     1,574,300          6.8%        1,574,300            3.6%
1299 Ocean Avenue
11th Floor
Santa Monica, CA 90401
William L. Marriner(6)(7)              580,715           2.4%         580,715             1.3%
Peter D. Behrendt(6)(8)                464,140           2.0%         464,140             1.1%
Stephen C. Johnson(6)                   18,700              *          18,700                *
A. Laurence Jones(6)                    18,700              *          18,700                *
Thomas E. Pardun(6)                     36,000              *          36,000                *
Ralph Z. Sorenson(6)                    45,000              *          45,000                *
Stephen F. Smith(6)                    149,964              *         149,964                *
All directors and Named executive
  officers as a group (8 persons
  before the merger; 12 persons
  after the merger)(9)(10)            1,313,219          5.4%        11,912,924          26.4%
Centennial Holdings V, L.P.                  0             0%        2,709,673(11)        6.1%
1428 Fifteenth St.
Denver, CO 80202-1318
Centennial Holdings VI, L.P.                 0             0%        1,909,167(12)        4.3%
1428 Fifteenth St.
Denver, CO 80202-1318

                                       5-38

                                                                    CHAPTER FIVE

                                        BENEFICIAL OWNERSHIP(1)         BENEFICIAL OWNERSHIP(1)
                                           BEFORE THE MERGER                AFTER THE MERGER
                                      ----------------------------   ------------------------------
                                      NUMBER OF   PERCENT OF TOTAL   NUMBER OF     PERCENT OF TOTAL
BENEFICIAL OWNER                      SHARES(2)     VOTING POWER     SHARES(2)       VOTING POWER
---------------------------------------------------------------------------------------------------
Meritage Investment Partners, LLC            0             0%        8,915,997(13)       20.2%
(G. Jackson Tankersley)
1600 Wynkoop St., Suite 300
Denver, CO 80202
G. Jackson Tankersley                        0             0%         200,898(14)            *
751 International Isle Dr.
Castle Rock, CO 80104
William J. Almon, Sr.                  100,000             0%        1,100,000(15)        2.5%
10570 Blandor Way
Los Altos, CA 94024
Juan A. Rodriguez                            0             0%         382,815(16)            *
5525 Central Avenue
Boulder, CO 80301
Craig G. Lamborn                             0             0%               0               0%
5525 Central Avenue
Boulder, CO 80301

---------------

 *  Less than one percent.

 (1) This table is based upon information supplied by officers, directors and principal stockholders and by Schedules 13D and 13G, if any, filed with the SEC. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, each of the stockholders named in this table has sole power to vote and dispose of the shares indicated as beneficially owned. As required by Rule 13d-3(d), each beneficial owner named in the table is deemed to be the beneficial owner of shares that person has the right to acquire beneficial ownership of within 60 days of August 31, 2001. Applicable percentages are based on 23,287,184 shares outstanding on August 31, 2001, adjusted as required by Rule 13d-3(d)(1).

 (2) Does not give effect to a proposed maximum 1:10 reverse split of the outstanding common stock.

 (3) This information is based on a Schedule 13G, dated June 11, 2001, filed with the SEC by State of Wisconsin Investment Board ("Wisconsin"), a government agency which manages public pension funds. Wisconsin is shown to have sole voting and dispositive power over all shares. Also includes 1,250,000 shares issuable upon the conversion of 1,500,000 shares of Series G preferred stock held by this stockholder.

 (4) This information is based on a Schedule 13F for the second quarterly period of 2001 filed by First Pacific Advisors, Inc. ("First Pacific") with the SEC. Based on a Schedule 13G, dated February 9, 2001, filed with the SEC by First Pacific and a Schedule 13G, dated February 9, 2001, filed with the SEC by FPA Capital Fund, Inc. ("FPA"), an investment fund managed by First Pacific, First Pacific is shown to have shared voting power over 1,697,200 shares, sole voting power over no shares and shared dispositive power over all shares. FPA is shown to have sole voting and shared dispositive power over 1,176,600 shares, representing 5% of the common stock. There is no information publicly available that provides more current information concerning voting or dispositive power over the shares currently held by First Pacific.

 (5) This information is based on a Schedule 13F for the second quarterly period of 2001 filed by Dimensional Fund Advisors, Inc. ("Dimensional"), an investment advisor registered under Section 203 of the Investment Advisors Act of 1940. Based on a Schedule 13G, dated February 2,

                                       5-39

                                                                    CHAPTER FIVE

2001, and filed with the SEC by Dimensional, Dimensional is shown to have sole voting and dispositive power over all shares. Dimensional disclaims beneficial ownership of all shares reported.


 (6) Includes shares issuable upon the exercise of outstanding stock options that are exercisable within 60 days of August 31, 2001, as follows: Mr. Marriner, 470,800 shares; Mr. Behrendt, 212,800 shares; Mr. Johnson, 18,700 shares; Mr. Jones, 18,700 shares; Mr. Pardun, 35,000 shares; Dr. Sorenson, 45,000 shares; and Mr. Smith, 134,400 shares.


 (7) Includes 25,000 shares held by Mr. Marriner's spouse.

 (8) Includes 4,420 shares held by Mr. Behrendt's spouse as custodian for the benefit of his children.

 (9) Includes shares described in the notes above, as applicable.

(10) The calculation of beneficial ownership before and after the merger includes all of the current directors of Exabyte, although two will resign or be removed following the merger. Calculation of beneficial ownership after the merger includes shares held, or to be held by, G. Jackson Tankersley, William J. Almon, Sr., Juan A. Rodriguez and Craig G. Lamborn, as described in the notes applicable to each of these persons.

(11) Includes the shares held by Centennial Fund V, L.P., and Centennial Entrepreneurs Fund V, L.P. Centennial Holdings V, L.P. is the general partner of Centennial Fund V, L.P. and Centennial Entrepreneurs Fund V, L.P. and as such has voting and dispositive power over such shares. Includes 1,367,540 shares underlying shares of Series H preferred stock to be acquired at the closing of the merger.

(12) Includes the shares held by Centennial Fund VI, L.P. and Centennial Entrepreneurs Fund VI, L.P. Centennial Holdings VI, L.P. is the general partner of Centennial Fund VI, L.P. and Centennial Entrepreneurs Fund VI, L.P. and as such has voting and dispositive power over such shares. Includes 967,461 shares underlying shares of Series H preferred stock to be acquired at closing of the merger.

(13) Includes the shares held by Meritage Private Equity Fund, L.P., Meritage Private Equity Parallel Fund, L.P. and Meritage Entrepreneurs Fund, L.P. Meritage Investment Partners, LLC is the sole general partner of Meritage Private Equity Fund, L.P., Meritage Private Equity Parallel Fund, L.P. and Meritage Entrepreneurs Fund, L.P. and as such has voting and dispositive power over such shares. Includes 4,444,445 shares underlying shares of Series H preferred stock to be acquired at closing of the merger.

(14) Includes the shares listed in footnote (12) as to which Mr. Tankersley has voting and dispositive power by virtue of being the a managing member of Meritage Investment Partners, LLC which is the sole general partner of Meritage Private Equity Fund, L.P., Meritage Private Equity Parallel Fund, L.P. and Meritage Entrepreneurs Fund, L.P. Mr. Tankersley disclaims beneficial ownership of such shares. Also includes the following shares held by the following entities: Millennial Holdings LLC, The Millennial Fund, and Tankersley Family Limited Partnership. Mr. Tankersley is the managing member of Millennial Holdings LLC and sole general partner of Tankersley Family Limited Partnership and may be deemed to possess voting and dispositive power over shares held by such entities. Mr. Tankersley disclaims beneficial ownership of all such shares. The Millennial Fund is not a separate legal entity and Mr. Tankersley is the direct beneficial owner of all shares held in that name. Includes 131,538 shares underlying shares of Series H preferred stock to be acquired at the closing of the merger.

(15) Includes 1,000,000 shares underlying shares of Series H preferred stock to be acquired at the closing of the merger.

(16) Includes 250,000 shares underlying shares of Series H preferred stock to be acquired at the closing of the merger.

                                       5-40

                                                                    CHAPTER FIVE

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


     On April 16, 2001, the Company issued 1,500,000 shares of Series G preferred stock to State of Wisconsin Investment Board for total proceeds of $3,000,000. See "Note 14 -- Subsequent Events" to our audited financial statements included in this proxy statement/prospectus for information on this transaction.


     During 1999 and 2000, Exabyte and Ecrix were adverse to each other in litigation related to the alleged infringement of certain intellectual property rights. Additional information about this litigation is included in Chapter Three of this proxy statement/prospectus under "Material Contacts Among Exabyte and Ecrix."

                                       5-41

                                                                     CHAPTER SIX

         CHAPTER SIX -- COMPARISON OF RIGHTS BETWEEN ECRIX AND EXABYTE

                                  INTRODUCTION

     The following is a summary of the material differences between the rights of Exabyte stockholders and the rights of Ecrix stockholders. The following does not purport to be a complete description of the differences between the rights of Exabyte and Ecrix stockholders. Such differences may be determined in full by reference to the Exabyte restated certificate of incorporation and bylaws and the Ecrix certificate of incorporation and bylaws.

------------------------------------------------------------------------------------------------
                               ECRIX STOCKHOLDER RIGHTS           EXABYTE STOCKHOLDER RIGHTS
------------------------------------------------------------------------------------------------
 Corporate                The rights of Ecrix stockholders    The rights of Exabyte stockholders
 Governance               are currently governed by Delaware  are currently governed by Delaware
                          law, the certificate of             law and the certificate of
                          incorporation and bylaws of Ecrix,  incorporation and bylaws of and the Third Amended and Restated  Exabyte.
                          Stockholders Agreement dated
                          September 28, 2000.
                          Upon completion of the merger, the
                          rights of Ecrix stockholders who
                          become Exabyte stockholders will
                          be governed by Delaware law and
                          the certificate of incorporation
                          and bylaws of Exabyte.
------------------------------------------------------------------------------------------------
 Authorized Capital       The authorized capital stock of     The authorized capital stock of
 Stock                    Ecrix consists of 70 million        Exabyte is 50 million shares of
                          shares of common stock and 55       common stock and 14 million shares
                          million shares of preferred stock.  of preferred stock.
                                                              In connection with the merger,
                                                              Exabyte proposes to amend its
                                                              certificate of incorporation to
                                                              authorize an additional 50 million
                                                              shares of common stock and an
                                                              additional 16 million shares of
                                                              preferred stock.
------------------------------------------------------------------------------------------------

                                       6-1

                                                                     CHAPTER SIX

------------------------------------------------------------------------------------------------
                               ECRIX STOCKHOLDER RIGHTS           EXABYTE STOCKHOLDER RIGHTS
------------------------------------------------------------------------------------------------
 Number of                Ecrix's bylaws provide that the     Exabyte's bylaws provide that the
 Directors; Staggered     number of directors will be as      number of directors will be as
 Board                    determined by resolution of the     determined by resolution of the
                          stockholders or of the board of     stockholders or of the board of
                          directors but shall not be less     directors but shall not be less
                          than one. The Stockholders          than one. The Exabyte board of
                          Agreement provides that the board   directors currently consists of
                          shall be composed of no more than   six directors.
                          nine members. The Ecrix board of
                          directors currently consists of     Pursuant to the merger agreement,
                          eight directors.                    following the merger, two current
                                                              members of the Exabyte board will
                          Ecrix does not have a staggered     resign or be removed, the size of
                          board.                              the board will be increased to
                                                              seven, and the three resulting
                                                              vacancies will be filled by
                                                              persons designated by Ecrix.
                                                              Exabyte has a staggered board of
                                                              directors that is divided into
                                                              three classes as nearly equal in
                                                              number as possible. Each class
                                                              serves for a term of three years
                                                              each.
------------------------------------------------------------------------------------------------
 Election of the          The Ecrix Preferred, voting         Exabyte's bylaws provide that
 Board of Directors       separately as a single class and    holders of common stock have the
                          with each share of Ecrix Preferred  authority to elect the directors.
                          entitled to one vote, are entitled
                          to elect three directors to serve   Holders of Exabyte Series G
                          on Ecrix's Board of Directors       preferred stock are entitled to
                          until such persons' successors are  vote on an as converted basis with duly elected by the holders of the  holders of common stock in the
                          Ecrix Preferred or removed from     election of directors. Holders of
                          office by the holders of the Ecrix  Series H preferred stock, when
                          Preferred. In addition, upon        issued, will be entitled to vote
                          certain events the directors        on an as converted basis with the
                          elected by the holders of Ecrix     common stock and Series G stock in
                          Preferred will constitute a         the election of directors.
                          separate class of directors and be
                          entitled to cast a majority of
                          votes on each matter considered by
                          the Board of Directors.
                          The Ecrix Common, voting
                          separately as a single class and
                          with each share of Ecrix Common
                          entitled to one vote, are entitled
                          to elect six directors to serve on
                          Ecrix's Board of Directors until
                          such persons' successors are duly
                          elected by the holders of the
                          Ecrix Common or removed from
                          office by the holders of the Ecrix
                          Common.
                          The Ecrix bylaws provide that all
                          directors shall be elected at each
                          annual meeting of stockholders for
                          a term of one year.
------------------------------------------------------------------------------------------------

                                       6-2

                                                                     CHAPTER SIX

------------------------------------------------------------------------------------------------
                               ECRIX STOCKHOLDER RIGHTS           EXABYTE STOCKHOLDER RIGHTS
------------------------------------------------------------------------------------------------
 Removal of               Ecrix's bylaws provide for the      Delaware law provides that a
 Directors                removal of any director by the      company with a classified board
                          affirmative vote of a majority of   may remove a director only for
                          the same class of stock as the      cause, unless its charter provides
                          stockholders that elected that      otherwise. The Exabyte certificate
                          director.                           of incorporation and bylaws
                                                              provide that any director may be
                                                              removed from office at any time
                                                              for cause by the affirmative vote
                                                              of at least a majority of the
                                                              voting power of the then
                                                              outstanding shares entitled to
                                                              vote generally in the election of
                                                              directors, voting as a single
                                                              class. The Exabyte certificate of
                                                              incorporation and bylaws provide
                                                              that any director may be removed
                                                              from office at any time without
                                                              cause by the affirmative vote of
                                                              at least 66 2/3% of the voting
                                                              power of the then outstanding
                                                              shares entitled to vote generally
                                                              in the election of directors,
                                                              voting as a single class.
------------------------------------------------------------------------------------------------
 Vacancies on the         Ecrix's certificate of              Exabyte's certificate of
 Board of Directors       incorporation provides that an      incorporation provides that the
                          unfilled directorship shall remain  board shall apportion vacancies on
                          vacant until such time as the       the board resulting from an
                          holders of the class of stock       increase or decrease in the number
                          entitled to vote for that           of directors among the three
                          directorship shall elect a          classes of directors so as to
                          director to that directorship and   maintain those classes as nearly
                          the unfilled directorship shall     equal as possible. Exabyte's
                          not be filled by resolution or      certificate of incorporation
                          vote of the board or of any other   provides that vacancies shall be
                          class. Ecrix's bylaws provide that  filled by the affirmative vote of
                          vacancies resulting from an         the holders of a majority of the
                          increase in the authorized number   voting power of the then
                          of director may be filled by a      outstanding shares entitled to
                          majority of the directors then in   vote generally in the election of
                          office.                             directors, or by the affirmative
                                                              vote of a majority of the
                                                              remaining directors.
------------------------------------------------------------------------------------------------
 Indemnification of       Ecrix's bylaws provide that         Exabyte's bylaws provide that
 Directors and            directors shall be indemnified to   directors shall be indemnified to
 Officers                 the fullest extent permissible      the fullest extent permissible
                          under Delaware Law.                 under Delaware Law.
------------------------------------------------------------------------------------------------
 Special Meetings of      Ecrix's bylaws provide that         Exabyte's bylaws provide that
 the Stockholders         special meetings may be called at   special meetings may be called,
                          any time by the President or by     for any purpose, by the Chairman
                          the board of directors or by the    of the Board, by the President, or
                          holders of not less than one-tenth  by the board pursuant to a
                          of all shares entitled to vote on   resolution adopted by a majority
                          the subject matter for which the    of the board.
                          meeting is called.
------------------------------------------------------------------------------------------------

                                       6-3

                                                                     CHAPTER SIX

------------------------------------------------------------------------------------------------
                               ECRIX STOCKHOLDER RIGHTS           EXABYTE STOCKHOLDER RIGHTS
------------------------------------------------------------------------------------------------
 Annual Meeting of        Ecrix's bylaws provide that the     Exabyte's bylaws provide that the
 Stockholders             annual meeting of stockholders      annual meeting of stockholders
                          shall be held on the first Tuesday  shall be held on such date as
                          of March each year.                 shall be designated by the board.
------------------------------------------------------------------------------------------------
 Annual Meeting           Ecrix's bylaws do not provide for   Exabyte's bylaws provide that a
 Proposals                stockholder proposals.              stockholder must give timely
                                                              notice of a stockholder proposal
                                                              to the Secretary of Exabyte in
                                                              order for that proposal to be
                                                              brought before an annual meeting
                                                              of stockholders. Timely notice
                                                              means delivery at the principal
                                                              executive offices not less than
                                                              120 days in advance of the release
                                                              date in the previous year of the
                                                              proxy statement for the annual
                                                              meeting. Exabyte stockholders must
                                                              also comply with the proxy rules
                                                              governing such matters.
------------------------------------------------------------------------------------------------
 Quorum                   Ecrix's bylaws provide that the     Exabyte's bylaws provide that the
                          holders of a majority of the        holders of a majority of the
                          shares entitled to vote at the      shares entitled to vote at the
                          meeting, present in person or       meeting, present in person or
                          represented by proxy, shall         represented by proxy, shall
                          constitute a quorum.                constitute a quorum.
------------------------------------------------------------------------------------------------
 Stockholder Action       Ecrix's bylaws provide that action  Exabyte's certificate of
 Without a Meeting        may be taken without a meeting,     incorporation provides that,
                          without prior notice and without a  following registration of a class
                          vote, if consent in writing is      of securities under the Securities
                          signed by holders of outstanding    Exchange Act of 1934 as Exabyte
                          stock having not less than the      has done because it is publicly
                          minimum number of votes necessary   held, stockholders may not act by
                          to approve the action at a meeting  written consent.
                          at which all stockholders eligible
                          to vote on that action were in
                          attendance.
------------------------------------------------------------------------------------------------

                                       6-4

                                                                     CHAPTER SIX

------------------------------------------------------------------------------------------------
                               ECRIX STOCKHOLDER RIGHTS           EXABYTE STOCKHOLDER RIGHTS
------------------------------------------------------------------------------------------------
 Stockholder              Delaware law provides that a        Delaware law provides that a
 Inspection Rights;       stockholder shall, upon written     stockholder shall, upon written
 Stockholder List         demand under oath, have the right,  demand under oath, have the right,
                          during regular business hours and   during regular business hours and
                          for a proper purpose, to inspect    for a proper purpose, to inspect
                          Ecrix's stock ledger, a list of     Exabyte's stock ledger, a list of
                          Ecrix's stockholders, and Ecrix's   Exabyte's stockholders, and
                          other books and records.            Exabyte's other books and records.
                          Under Colorado law, a foreign       Under Colorado law, a foreign
                          corporation with its principal      corporation with its principal
                          place of business in Colorado is    place of business in Colorado is
                          subject to Colorado law with        subject to Colorado law with
                          regard to stockholder inspection    regard to stockholder inspection
                          rights. Colorado law provides that  rights. Colorado law provides that
                          a stockholder shall, upon written   a stockholder shall, upon written
                          demand, during regular business     demand, during regular business
                          hours and for a proper purpose,     hours and for a proper purpose,
                          have the right to inspect           have the right to inspect
                          corporate records including         corporate records including
                          certain minutes of stockholder and  certain minutes of stockholder and
                          director meetings, the list of      director meetings, the list of
                          stockholders, and other corporate   stockholders, and other corporate
                          records.                            records.
------------------------------------------------------------------------------------------------
 Amendment to             Under Delaware law, the Ecrix       Under Delaware law, the Exabyte
 Certificate of           certificate of incorporation may    certificate of incorporation may
 Incorporation            be amended by the affirmative vote  be amended by the affirmative vote
                          of a majority of the outstanding    of a majority of the outstanding
                          stock entitled to vote thereon at   stock entitled to vote thereon at
                          the shareholders meeting and a      the shareholders meeting and a
                          majority of each class entitled to  majority of each class entitled to
                          vote thereon as a class.            vote thereon as a class.
                          The Ecrix certificate provides
                          that the certificate may not be
                          amended without the affirmative
                          vote of at least 66 2/3% of the
                          outstanding shares of the Ecrix
                          preferred stock.
------------------------------------------------------------------------------------------------
 Amendment to             The Ecrix bylaws provide that the   The Exabyte bylaws provide that
 Bylaws                   Ecrix bylaws may be amended by the  the Exabyte bylaws may be amended
                          vote of stockholders holding a      by the affirmative vote of a
                          majority of votes present in        majority of outstanding shares. A
                          person or by proxy at a meeting. A  majority of the board of directors
                          majority of the board may also      present at a board meeting may
                          amend the bylaws. The Ecrix         also amend the bylaws, except that
                          certificate provides that the       the board may not amend the bylaw
                          bylaws may not be amended without   provision dealing with the
                          the affirmative vote of at least    exercise price of stock options
                          66 2/3% of the outstanding shares   and downward adjustments to
                          of the Ecrix preferred stock.       conversion prices.
------------------------------------------------------------------------------------------------

                                       6-5

                                                                     CHAPTER SIX

------------------------------------------------------------------------------------------------
                               ECRIX STOCKHOLDER RIGHTS           EXABYTE STOCKHOLDER RIGHTS
------------------------------------------------------------------------------------------------
 Merger or Business       Section 203 of the Delaware         Section 203 of the Delaware
 Combinations             General Corporation Law is          General Corporation Law provides
                          inapplicable to Ecrix.              that, if a person acquires 15% or
                                                              more of the voting stock of a
                          Ecrix's certificate provides that   Delaware corporation, thereby
                          Ecrix may not engage in any         becoming an "interested
                          merger, consolidation,              stockholder," that corporation
                          recapitalization, liquidation or    shall not engage in certain
                          sell or acquire substantial assets  transactions, referred to as
                          outside the ordinary course of      business combinations, with the
                          business without the affirmative    interested stockholder for a
                          vote of at least 66 2/3% of the     period of three years unless one
                          outstanding shares of the Ecrix     of the following three exceptions
                          Preferred Stock.                    applies:
                          The Ecrix certificate of            -  the board of directors approved
                          incorporation provides that a          the acquisition of stock or the
                          merger is a liquidation event for      business combination prior to
                          all holders of each series of          the time that the person became
                          Ecrix preferred stock. All holders     an interested stockholder;
                          of each series of Ecrix preferred
                          stock have waived their             -  the person became an 85% owner
                          liquidation rights in connection       of the voting stock of the
                          with the merger                        corporation in the transaction
                                                                 which resulted in the person
                                                                 becoming an interested
                                                                 stockholder, excluding voting
                                                                 stock owned by directors who
                                                                 are also officers and certain
                                                                 employee stock plans; or
                                                              -  the business combination is
                                                                 approved by the board of
                                                                 directors and by the affirming
                                                                 vote of two-thirds of the
                                                                 outstanding voting stock which
                                                                 is not owned by the interested
                                                                 stockholder.
                                                              A Delaware corporation may elect
                                                              not to be governed by Section 203.
                                                              The Exabyte certificate of
                                                              incorporation provides that
                                                              Exabyte shall be governed by
                                                              Section 203.
                                                              Under Delaware law, Exabyte may
                                                              engage in a merger, consolidation,
                                                              liquidation or sale of
                                                              substantially all assets when
                                                              approved by a majority of the
                                                              outstanding stock entitled to vote
                                                              thereon. A recapitalization
                                                              requires the same vote of
                                                              stockholders and may also require
                                                              for approval the affirmative vote
                                                              of a majority of the outstanding
                                                              shares of a class of stock if the
                                                              recapitalization increases the
                                                              authorized shares of that class,
                                                              changes preferences of that class
                                                              or has certain other effects.
------------------------------------------------------------------------------------------------

                                       6-6

                                                                     CHAPTER SIX

------------------------------------------------------------------------------------------------
                               ECRIX STOCKHOLDER RIGHTS           EXABYTE STOCKHOLDER RIGHTS
------------------------------------------------------------------------------------------------
 Dissenters' Rights/      Under Delaware law, the rights of   Under Delaware law, the rights of
 Appraisal Rights         dissenting stockholders to obtain   dissenting stockholders to obtain
                          the fair value for their shares     the fair value for their shares
                          (so-called "appraisal rights") may  (so-called "appraisal rights") may
                          be available in connection with a   be available in connection with a
                          statutory merger or consolidation   statutory merger or consolidation
                          in certain specific situations.     in certain specific situations.
                          Appraisal rights are not available  Appraisal rights are not available
                          to a corporation's stockholders     to a corporation's stockholders
                          under Delaware law when the         under Delaware law when the
                          corporation is to be the surviving  corporation is to be the surviving
                          corporation and no vote of its      corporation and no vote of its
                          stockholders is required under      stockholders is required under
                          Delaware law to approve the         Delaware law to approve the
                          merger.                             merger.
                          Ecrix stockholders that dissent     No appraisal rights are available
                          from the merger will be entitled    to Exabyte stockholders in
                          to appraisal rights as a result of  connection with the merger.
                          the merger with Exabyte.
                                                              In addition, unless otherwise
                          In addition, unless otherwise       provided in the charter, no
                          provided in the charter, no         appraisal rights are available
                          appraisal rights are available      under Delaware law to holders of
                          under Delaware law to holders of    shares of any class of stock which
                          shares of any class of stock which  is either: (i) listed on a
                          is either: (i) listed on a          national securities exchange or
                          national securities exchange or     designated as a national market
                          designated as a national market     system security on an interdealer
                          system security on an interdealer   quotation system by the NASD; or
                          quotation system by the NASD; or    (ii) held of record by more than
                          (ii) held of record by more than    2,000 stockholders unless such
                          2,000 stockholders unless such      stockholders are required by the
                          stockholders are required by the    terms of the merger to accept
                          terms of the merger to accept       anything other than:
                          anything other than:
                                                              -  shares of stock of the
                          -  shares of stock of the           surviving corporation;
                          surviving corporation;
                                                              -  shares of stock of another
                          -  shares of stock of another          corporation which, as of the
                             corporation which, as of the        effective date of the merger or
                             effective date of the merger or     consolidation, are of the kind
                             consolidation, are of the kind      described in items (i) or (ii)
                             described in items (i) or (ii)      above;
                             above;
                                                              -  cash instead of fractional
                          -  cash instead of fractional       shares of such stock; or
                          shares of such stock; or
                                                              -  any combination of the above
                          -  any combination of the above        three bullets
                             three bullets
                                                              Appraisal rights are not available
                          Appraisal rights are not available  under Delaware law in the event of under Delaware law in the event of  the sale of all or substantially
                          the sale of all or substantially    all of a corporation's assets or
                          all of a corporation's assets or    the adoption of an amendment to
                          the adoption of an amendment to     its charter, unless such rights
                          its charter, unless such rights     are granted in the corporation's
                          are granted in the corporation's    charter. The Exabyte certificate
                          charter. The Ecrix certificate of   of incorporation does not grant
                          incorporation does not grant such   such rights.
                          rights.
------------------------------------------------------------------------------------------------

                                       6-7

                                                                     CHAPTER SIX

------------------------------------------------------------------------------------------------
                               ECRIX STOCKHOLDER RIGHTS           EXABYTE STOCKHOLDER RIGHTS
------------------------------------------------------------------------------------------------
 Limitation on            The Ecrix certificate of            The Exabyte certificate of
 Personal Liability       incorporation provides that a       incorporation provides that a
 of Directors             director shall not be personally    director shall not be personally
                          liable to the corporation or its    liable to the corporation or its
                          stockholders for monetary damages   stockholders for monetary damages
                          for any breach of fiduciary duty,   for any breach of fiduciary duty,
                          except for liability: (i) for any   except for liability: (i) for any
                          breach of the duty of loyalty;      breach of the duty of loyalty;
                          (ii) for acts or omissions not in   (ii) for acts or omissions not in
                          good faith or involving             good faith or involving
                          intentional misconduct or illegal   intentional misconduct or illegal
                          activity; (iii) for unlawful        activity; (iii) for unlawful
                          payment of dividends or stock       payment of dividends or stock
                          purchases or redemptions; or (iv)   purchases or redemptions; or (iv)
                          for any transaction from which the  for any transaction from which the
                          director received an improper       director received an improper
                          personal benefit. In the event      personal benefit.
                          that Delaware law is amended to
                          allow for further limitation on
                          potential personal liability of
                          directors, then liability of Ecrix
                          directors shall be further limited
                          in the same way.
------------------------------------------------------------------------------------------------
 Stockholder Rights       Ecrix does not have a stockholders  Exabyte has implemented a
 Plan                     rights plan.                        shareholder rights plan that may
                                                              be deemed to have an anti-takeover
                                                              effect and that may delay, defer
                                                              or prevent a change in control of
                                                              Exabyte or other transaction that
                                                              an Exabyte stockholder might
                                                              consider to be in its best
                                                              interest, including a transaction
                                                              that might result in a premium
                                                              over the market price for the
                                                              shares held by Exabyte
                                                              stockholders.
                                                              The preferred stock purchase
                                                              rights were distributed as a
                                                              dividend at the rate of one right
                                                              for each share of Exabyte common
                                                              stock held as of February 15,
                                                              1991. The Rights Plan is designed
                                                              to deter coercive or unfair
                                                              takeover tactics and to prevent an
                                                              acquiring entity from gaining
                                                              control of Exabyte without
                                                              offering a fair price to all of
                                                              Exabyte's stockholders. Each right
                                                              will entitle the holders of
                                                              Exabyte's common stock to purchase
                                                              one one-hundredth of a share of
                                                              preferred stock at an exercise
                                                              price of $75, subject to
                                                              adjustment in certain
------------------------------------------------------------------------------------------------

                                       6-8

                                                                     CHAPTER SIX

------------------------------------------------------------------------------------------------
                               ECRIX STOCKHOLDER RIGHTS           EXABYTE STOCKHOLDER RIGHTS
------------------------------------------------------------------------------------------------
                                                              cases to prevent dilution. The
                                                              rights are not exercisable or
                                                              transferable apart from the common
                                                              stock until the earlier of ten
                                                              days after the date on which a
                                                              person or group has acquired
                                                              beneficial ownership of 20% or
                                                              more of the common stock (an
                                                              "Acquiring Person") or ten
                                                              business days after the public
                                                              announcement of the commencement
                                                              of a tender or exchange offer that
                                                              would result in the Acquiring
                                                              Person owning 20% or more of the
                                                              common stock. Further, when
                                                              exercisable, the rights generally
                                                              entitle each right holder (except
                                                              the Acquiring Person) to purchase,
                                                              at one-half of the then current
                                                              market price, that number of
                                                              shares of Exabyte's common stock
                                                              which equals the exercise price of
                                                              the right divided by one-half of
                                                              the then current market price of
                                                              the common stock if any person
                                                              becomes the beneficial owner of
                                                              20% or more of the common stock.
                                                              Currently, this right could result
                                                              in the right of stockholders to
                                                              purchase a number of shares of
                                                              Exabyte common stock far in excess
                                                              of Exabyte's authorized common
                                                              stock. If an Acquiring Person
                                                              purchases at least 20% of
                                                              Exabyte's common stock, but has
                                                              not acquired 50%, the Board of
                                                              Directors may exchange the rights
                                                              (except those of the Acquiring
                                                              Person) for one share of common
                                                              stock per right. In addition,
                                                              under certain circumstances, if
                                                              Exabyte is involved in a merger or
                                                              other business combination in
                                                              which Exabyte is not the surviving
                                                              corporation, the rights entitle
                                                              the holder to buy common stock of
                                                              the Acquiring Person with a market
                                                              value of twice the exercise price
                                                              of each right.
------------------------------------------------------------------------------------------------

                                       6-9

                                                                     CHAPTER SIX

------------------------------------------------------------------------------------------------
                               ECRIX STOCKHOLDER RIGHTS           EXABYTE STOCKHOLDER RIGHTS
------------------------------------------------------------------------------------------------

                                                              Exabyte is generally entitled to
                                                              redeem the rights for $.01 per
                                                              right at any time until ten days
                                                              following a public announcement
                                                              that a 20% stock position has been
                                                              acquired and in certain other
                                                              circumstances. The rights, which
                                                              do not have voting rights, will
                                                              expire on February 15, 2002,
                                                              unless redeemed or exchanged
                                                              earlier by Exabyte pursuant to the
                                                              Rights Plan.
                                                              In connection with the merger, the
                                                              Exabyte Board adopted an amendment
                                                              to the rights agreement that
                                                              governs the shareholder rights
                                                              plan. This amendment excludes the
                                                              investors in Exabyte Series H
                                                              preferred stock so long as in the
                                                              aggregate they hold no more than
                                                              49.999% of the total common shares
                                                              (as defined in the plan)
                                                              outstanding or 20,000,000 shares
                                                              of Exabyte common stock, whichever
                                                              is greater; except that each
                                                              investor is deemed an acquiring
                                                              person if they hold, together with
                                                              their affiliates and associates,
                                                              25% of the outstanding common
                                                              shares in the case of Meritage,
                                                              and 20% of the outstanding common
                                                              shares in the case of any investor
                                                              other than Meritage.
                                                              For more detail on the Rights
                                                              Agreement, please see Chapter
                                                              Three -- Description of Exabyte
                                                              Stock beginning on page   .
------------------------------------------------------------------------------------------------

                                       6-10

                                                                   CHAPTER SEVEN

             CHAPTER SEVEN -- ADDITIONAL EXABYTE MEETING PROPOSALS

         EXABYTE'S AMENDMENTS TO RESTATED CERTIFICATE OF INCORPORATION
                         TO INCREASE AUTHORIZED CAPITAL

AMENDMENTS TO INCREASE AUTHORIZED STOCK

     The proposal to increase the authorized stock of Exabyte consists of two parts, each of which will be voted on separately by Exabyte's stockholders. The first proposed amendment to Exabyte's Restated Certificate of Incorporation would increase the number of authorized shares of common stock from 50 million shares, $0.001 par value per share to 100 million shares. The second proposed amendment to Exabyte's Restated Certificate of Incorporation would increase the number of authorized shares of preferred stock from 14 million shares to 30 million shares. The additional shares of common stock would have rights identical to the currently outstanding common stock. The additional shares of preferred stock would be authorized but undesignated capital stock. The rights, preferences and privileges of any series of such preferred stock would be determined by the Board. The authorized common or preferred stock of Exabyte would be available for issuance by the Board of Directors of Exabyte without further stockholder action, unless the shares proposed to be issued are of any class having a preference superior to the Series G and Series H preferred stock, in which case approval of each of those series is required, or unless stockholder action is required by Delaware law or the rules of any stock market on which the common stock may then be listed or quoted. A copy of the proposed amendment is attached to this document as Appendix D.

OUTSTANDING AND RESERVED COMMON STOCK

     On August 31, 2001, 23,287,184 shares of common stock were issued and outstanding, 7,051,360 shares were reserved for issuance upon exercise of outstanding options, 5,033,353 shares were reserved for future grants under existing stock option plans, 150,000 shares were reserved for issuance upon exercise of outstanding warrants, 808,000 shares were reserved for issuance as dividends on the Series G preferred stock when and as declared thereon, and 1.25 million shares were reserved for issuance upon conversion of the Series G preferred stock. In addition, if the merger is consummated, approximately 10 million shares of common stock would be issued to the stockholders of Ecrix,
9.65 million shares of Series H preferred stock would be issued to the Series H investors, 110,000 additional shares of Series H preferred stock would be reserved for issuance to Broadview should they elect to convert principal and interest under a promissory note, and 9.76 million shares of common stock would be reserved for issuance upon the conversion of such Series H preferred stock. (If the merger is not consummated, the lenders of the bridge loan can elect to convert the principal and accrued interest of the bridge into common stock at $.80 per share.) If the merger is consummated and the Series H preferred stock is issued concurrently as contemplated by the merger agreement, without effecting the reverse stock split proposed by Exabyte, Exabyte will have outstanding 33,287,184 shares of its common stock and 24,052,714 shares of its common stock reserved for future issuance, for a total of 57,339,898 shares. This amount is in excess of the currently authorized shares, without taking into account the proposed reverse stock split.

     If the merger is consummated, the Series H stock is issued concurrently and the maximum one-for-ten reverse stock split proposed by Exabyte is effected, then Exabyte would have outstanding 3,328,718 shares of common stock and 2,405,271 shares of common stock reserved for future issuance for a total of 5,733,989 shares. This number is less than the currently authorized number of shares because of the possible one-for-ten stock split. This total number of outstanding and reserved shares would consist of the following, based on the number of shares outstanding and reserved for future issuance as of August 31, 2001, 2,328,718 shares outstanding; 705,136 shares reserved for issuance upon the exercise of outstanding options; 503,335 shares reserved for future grants under existing stock option plans; 15,000 shares reserved for issuance upon the exercise of outstanding warrants; 125,000 shares reserved for issuance upon the

                                       7-1

                                                                   CHAPTER SEVEN

conversion of Series G preferred stock; 80,800 shares reserved for issuance as dividends on the Series G preferred, 976,000 shares reserved for issuance upon the conversion of Series H preferred stock (including 11,000 shares issuable in the event up to 11,000 shares of Series H preferred stock are issued upon conversion of a note to be issued to Broadview); and 1 million shares issued in the merger.

OUTSTANDING AND RESERVED PREFERRED STOCK

     In regard to the preferred stock of Exabyte, as of August 31, 2001, Exabyte had outstanding 1.5 million shares of Series G preferred stock and had reserved
9.65 million shares of preferred stock to be issued in conjunction with the merger, for a total of 11.15 million shares of preferred stock. Thus, Exabyte has only approximately 2.85 million shares of preferred stock available for future issuances. If the maximum one-for-ten reverse stock split is effected prior to the merger, the number of shares of preferred stock to be issued concurrently with the merger would be reduced from 9.65 million shares to 965,000 shares, and as a result Exabyte would have after the merger 2.465 million shares of preferred stock outstanding and 11.535 million shares of preferred stock authorized and available for future issuances. (The reverse stock split of the common stock does not change the number of outstanding shares of preferred stock, but the merger agreement provides for an adjustment to the number of shares of Series H preferred stock to be issued if the Exabyte stock is combined or subdivided prior to the merger.)

REASONS FOR INCREASE IN AUTHORIZED STOCK

     The Board believes that, if an up to 1:10 reverse stock split is not effected, authorizing additional shares of common stock is essential to provide sufficient authorized but unissued shares of common stock to meet Exabyte's obligations to issue additional shares upon consummation of the merger and to reserve sufficient shares for outstanding convertible preferred stock, options and warrants. If the proposed reverse stock split is effected, then, depending on the level of the reverse stock split, Exabyte would have sufficient authorized shares of common stock for these purposes.

     In any event, the Board of Directors of Exabyte believes that the amendments to increase the authorized shares of common and preferred stock is important because it provides Exabyte with the flexibility it needs to meet business needs in the future and to take advantage of opportunities as they arise. The proposed increase in the number of authorized shares would result in additional shares being available for stock splits and stock dividends, stock issuances for other corporate purposes, such as acquisitions of businesses or assets, increases in shares reserved for issuance pursuant to employee benefit plans, sales of stock or convertible securities for capital raising purposes, and shares issuable under the current or any replacement shareholder rights plan.

     In addition to these purposes, the proposed amendment could have an anti-takeover effect, although that is not our intention. For example, it may be possible for the Board to delay or impede a takeover or transfer of control of Exabyte by causing additional authorized shares to be issued to holders who might side with the Board in opposing a takeover bid. The amendment, therefore, may have the effect of discouraging unsolicited takeover attempts. By potentially discouraging the initiation of takeover attempts, the proposed amendment may limit the opportunity of our stockholders to dispose of their shares at the higher price generally available in takeover attempts or that may be available under a merger proposal. However, the Board is not aware of any attempt or proposal to takeover or transfer control of Exabyte, and we are not proposing this amendment with the intent that it be used as a type of anti-takeover device.

     Exabyte has adopted a stockholder rights agreement which is designed to protect stockholders from takeovers at an inadequate price and other takeover tactics by establishing specified rights to acquire shares of capital stock upon the occurrence of certain events. Under that agreement, each outstanding common stock has the potential right to purchase 1/100(th) of a share of preferred stock. After the merger, this potential right will cover 332,872 shares of preferred stock or, if the maximum one-for-ten reverse stock split is effected, 33,287 shares of preferred stock. If the rights under the plan are triggered by a

                                       7-2

                                                                   CHAPTER SEVEN

stockholder becoming an acquiring person, Exabyte currently would be required to issue a very large number of shares of common stock beyond the amount currently authorized, primarily because of decreases in the market price of Exabyte's common stock. The current stockholders rights agreement expires on February 15, 2002. The Board could consider at that time or earlier the extension of that stockholders rights agreement or the replacement of it with a new stockholders rights agreement. An increase in the authorized common stock as proposed by the amendment, together with a reverse stock split, would not result in a sufficient number of authorized shares of common stock for the current stockholders rights agreement but would provide a significant number of authorized shares that could be used if an amendment were made to the current stockholders rights agreement or if a replacement stockholders rights agreement were adopted in the future by the Board of Directors. Having an insufficient number of shares available could result in a delay or failure of implementation of the rights agreement, while increasing the authorized number of shares of common stock could make a change of control of Exabyte more difficult by facilitating the operation of the existing rights agreement, if it were to be amended, or a replacement rights agreement. The Board of Directors of Exabyte has taken no action to amend the existing stockholders rights agreement or to adopt a new stockholders rights agreement. The Board could take these actions in the future without future stockholder action.

     Other than the merger transactions, Exabyte currently has no specific plans, arrangements or understandings with respect to the issuance of the additional shares, and no other change in the rights of stockholders is proposed.

     Approval of Proposal No. 2A and approval of approval of Proposal No. 2B regarding the authorized capital stock of Exabyte are not a condition to the approval of any other proposal. The approval of Proposal No. 2A is necessary to have a sufficient number of shares of common stock for consummation of the merger. If Proposal No. 3 regarding the reverse stock split is approved by the stockholders and is implemented by the Board of Directors, then Proposal No. 2A may or may not be necessary to have a sufficient number of shares of common stock for the merger, depending upon what the ratio of any final reverse stock split.

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE AMENDMENTS TO THE RESTATED CERTIFICATE OF INCORPORATION TO EFFECT TO INCREASE THE NUMBER OF SHARES OF COMMON AND PREFERRED STOCK AUTHORIZED TO BE ISSUED BY EXABYTE.

              REVERSE SPLIT OF EXABYTE'S OUTSTANDING COMMON STOCK

     The Board has unanimously adopted a resolution approving and recommending to the stockholders for their approval an amendment to Article 4 of our restated certificate of incorporation effecting a reverse split of the outstanding shares of our common stock on the basis of one post split share for up to each presently outstanding ten shares. This means that if the reverse split is effected you will be deemed to hold one share of Exabyte common stock for up to every ten shares that you currently hold. A copy of the proposed amendment is attached to this proxy statement as Appendix E.

     Whether to actually effect the reverse stock split and the exact ratio of the reverse stock split will be determined by Exabyte's Board of Directors at its discretion based on the prevailing market conditions, what is believed by the Board to be beneficial for Exabyte, and whether Exabyte's common stock has maintained a minimum bid of $1.00 per share for ten consecutive trading days for the reason explained below. The stockholders of Exabyte are being asked to approve an amendment to the restated certificate of incorporation with the ratio for the reverse stock split to be in the range from no change to one share for more than one and up to 10 shares, and with the Board having the authority to give its final approval to a specific ratio.

                                       7-3

                                                                   CHAPTER SEVEN

     By approving the proposed reverse stock split, the stockholders will be authorizing the Board of Directors to:

     - determine the exact ratio of the reverse split so long as it is between no change and up to one-for-ten;

     and


     -  implement the reverse stock split at any time before May 15, 2002; or



     -  abandon the reverse stock split at any time prior to that date.



If the amendment to effect the reverse stock split has not been filed with the Delaware Secretary of State by the close of business on May 15, 2002, the Board of Directors will either resolicit stockholder approval or abandon the reverse stock split.


REASONS FOR THE REVERSE STOCK SPLIT


     Our primary purpose in recommending a reverse stock split is to increase the trading price of our common stock to facilitate the continued listing of our common stock for quotation on the Nasdaq National Market. In September 2001, we received a notice form the Nasdaq National Market that our common stock would be subject to delisting as a result of our failure to satisfy the $1.00 per share minimum bid price requirement for 30 consecutive trading days, unless our common stock has a bid price of at least $1.00 for at least 10 consecutive trading days prior to December 3, 2001. Subsequent to that notice, Nasdaq announced it had declared a temporary moratorium on delistings for failure to satisfy the minimum bid price requirement. The Nasdaq moratorium ends on January 2, 2002. When adopting the moratorium, Nasdaq stated that it would consider whether further and more permanent action is appropriate. Nasdaq also stated that companies currently under review would be taken out of the process, indicating that Nasdaq's review of whether Exabyte has failed to meet the existing or any new minimum bid requirements would start anew at the end of the moratorium. Continued listing of our common stock on the Nasdaq National Market is a condition to Ecrix's obligation to consummate the merger. If the reverse stock split is not made effective in time to meet the Nasdaq National Market's requirement of having a minimum bid of at least ten consecutive trading days, Exabyte would plan to request a hearing regarding the possible delisting from the Nasdaq National Market and present the reverse stock split as one of the reasons for continued listing.



     Since July 23, 2001, the closing price per share of our common stock on the Nasdaq National Market has been less than $1.00 per share. The Board believes that if the proposed amendment is approved and a reverse stock split is effected, our stock price should increase to over the $1.00 per share minimum bid price required currently to remain listed on Nasdaq National Market. However, we cannot guarantee that even with the reverse stock split, we will meet or maintain all of Nasdaq's continued listing criteria in the future, or that the price for shares of our common stock after the reverse stock split will increase in proportion to the ratio of the reverse stock split.


     Delisting from the Nasdaq National Market would likely significantly decrease the liquidity of Exabyte common stock, which could reduce the trading price and increase the transaction costs of trading shares of our common stock. If our common stock were delisted prior to consummation of the merger, Ecrix would have the right to terminate the merger agreement.

POTENTIAL EFFECTS OF THE REVERSE STOCK SPLIT

     The immediate effect of a reverse stock split would be to reduce the number of shares of common stock outstanding and should be to increase the trading price of our common stock. However, the effect of any reverse stock split upon the market price of our common stock cannot be predicted, and the history of reverse stock splits for companies in similar circumstances is varied. We cannot assure you that the trading

                                       7-4

                                                                   CHAPTER SEVEN

price of our common stock after the reverse stock split will rise in exact proportion to the reduction in the number of shares of our common stock outstanding as a result of the reverse stock split. Also, as stated above, we cannot assure you that a reverse stock split would lead to a sustained increase in the trading price of our common stock, that the trading price would remain above the thresholds required by Nasdaq, or that we will be able to continue to meet the other continued listing requirements of Nasdaq. The trading price of our common stock may change due to a variety of other factors, including our operating results, other factors related to our business and general market conditions.

     The approximate number of shares of common stock that would be outstanding as a result of the proposed reverse stock split, based on 23,287,184 shares of common stock outstanding at August 31, 2001, would be as low as 2,328,718 if a 1:10 split were effected. If the merger is consummated as well as the reverse stock split, the approximate number of common shares that would be outstanding immediately after the merger, based on outstanding shares as of August 31, 2001, and assuming the maximum 1:10 reverse stock split, would be 3,328,718 shares of common stock. The resulting decrease in the number of shares of our common stock outstanding could potentially impact the liquidity of our common stock on Nasdaq, especially in the case of larger block trades.

     The reverse stock split, if implemented, would not change the number of authorized shares of common stock as designated by Exabyte's restated certificate of incorporation. Therefore, because the number of issued and outstanding shares of common stock would decrease, the number of shares remaining available for issuance under Exabyte's authorized pool of common stock would increase.

     EFFECTS ON OWNERSHIP BY INDIVIDUAL STOCKHOLDERS. If we implement a reverse stock split, the number of shares of common stock held by each stockholder would be reduced by dividing the number of shares held immediately before the reverse split by the number fixed for the reverse split by the Board of Directors, and then rounding down to the nearest whole share. We will pay cash to each stockholder in lieu of any fractional interest in a share to which such stockholder would otherwise be entitled as a result of the reverse split, as described in further detail below. The reverse stock split would affect our common stock uniformly and would not affect any stockholder's percentage ownership interests in Exabyte or proportionate voting power, except to the extent that interests in fractional shares would be paid in cash.

     EFFECT ON PREFERRED STOCK, OPTIONS, WARRANTS, CONVERTIBLE NOTES AND OTHER SECURITIES. In addition, all the terms of outstanding shares of preferred stock, options, warrants, convertible notes, and other securities of Exabyte entitling their holders to purchase or convert into shares of our common stock would be adjusted as a result of the reverse stock split, as required by the terms of these securities. In particular, the conversion ratio for each security would be reduced, and the exercise price for each security, as applicable, would be increased, in accordance with the terms of such security. None of the other rights currently accruing to holders of the common stock, preferred stock, options, warrants, notes, or other securities convertible into common stock, would be affected by the reverse stock split.

     OTHER EFFECTS ON OUTSTANDING SHARES. If a reverse stock split is implemented, the rights and preferences of the outstanding shares of common stock would remain the same after the reverse stock split. Each share of common stock issued pursuant to the reverse stock split would be fully paid and nonassessable.

     The reverse stock split would result in some stockholders owning "odd-lots" of less than 100 shares of common stock. Brokerage commissions and other costs of transactions in odd-lots may be higher than the costs of transactions in "round-lots" of even multiples of 100 shares.

     Our common stock is currently registered under Section 12(g) of the Securities Exchange Act of 1934, as amended. As a result, we are subject to the periodic reporting and other requirements of the Exchange Act. The proposed reverse stock split would not affect the registration of the common stock under the Exchange Act.

                                       7-5

                                                                   CHAPTER SEVEN

PROCEDURE FOR EFFECTING THE REVERSE STOCK SPLIT AND EXCHANGE OF STOCK
CERTIFICATES

     If our stockholders approve the proposed amendment to our certificate of incorporation, the reverse stock split would be implemented by a decision of the Board of Directors to implement the reverse stock split, by a determination of the Board of Directors regarding the exact ratio of the reverse split and by filing the amendment to our certificate of incorporation with the Delaware Secretary of State. The reverse stock split would become effective on the date specified in the amendment.

     As of the effective date of the reverse stock split, each certificate representing shares of our common stock before the reverse stock split would be deemed, for all corporate purposes, to evidence ownership of the reduced number of shares of common stock resulting from the reverse stock split. All shares of preferred stock, options, warrants, convertible debt instruments and other securities also would be automatically adjusted on the effective date.

     We expect that our transfer agent would act as the exchange agent for purposes of implementing the exchange of stock certificates. As soon as practicable after the effective date, stockholders and holders of securities convertible into our common stock would be notified of the effectiveness of the reverse split. Stockholders of record would receive a letter of transmittal requesting them to surrender their stock certificates for stock certificates reflecting the adjusted number of shares as a result of the reverse stock split. Stockholders who hold their shares in brokerage accounts or "street name" would not be required to take any further actions to effect the exchange of their certificates. No new certificates would be issued to a stockholder until the stockholder has surrendered the stockholder's outstanding certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent. Until surrender, each certificate representing shares before the reverse stock split would continue to be valid and would represent the adjusted number of shares based on the exchange ratio of the reverse stock split, rounded down to the nearest whole share. Stockholders should not destroy any stock certificate and should not submit any certificates until they receive a letter of transmittal.

FRACTIONAL SHARES

     We would not issue fractional shares in connection with the reverse stock split. Stockholders who otherwise would be entitled to receive fractional shares because they hold a number of shares not evenly divisible by the exchange ratio would instead receive cash upon surrender to the exchange agent of the certificates and a properly completed and executed letter of transmittal. The cash amount to be paid to each stockholder would be equal to the resulting fractional interest in one share of our common stock to which the stockholder would otherwise be entitled, multiplied by the closing trading price of our common stock on the effective date of the reverse stock split.

ACCOUNTING CONSEQUENCES

     The reverse stock split will not affect the par value of our common stock. As a result, on the effective date of the reverse stock split, the common stock account on our balance sheet will be reduced to 20% of its present amount, and the capital in excess of par value account will be credited with the amount by which the common stock account is reduced. The per share net income or loss and net book value of our common stock will be increased because there will be fewer shares of our common stock outstanding.

U.S. FEDERAL INCOME TAX CONSEQUENCES

     The following is a summary of material U.S. federal income tax consequences of the reverse stock split to the shareholders of Exabyte and does not purport to be complete. It does not discuss any state, local, foreign or minimum income or other tax consequences, if any. Also, it does not address the tax consequences to holders that are subject to special tax rules, including but not limited to banks, insurance companies, regulated investment companies, personal holding companies, foreign entities, nonresident alien individuals, broker-dealers and tax-exempt entities. The discussion is based on the provisions of the United
                                       7-6

                                                                   CHAPTER SEVEN

States federal income tax law as of the date hereof, which is subject to change retroactively as well as prospectively. This summary also assumes that the shares are held as a "capital asset," as defined in the Internal Revenue Code of 1986, as amended (generally, property held for investment is regarded as a capital asset). The tax treatment of a stockholder may vary depending upon the particular facts and circumstances of the stockholder. Each stockholder is urged to consult with the stockholder's own tax advisor with respect to the consequences of the reverse stock split.

     Other than the cash payments made in exchange for fractional shares discussed below, no gain or loss should be recognized by a stockholder upon the stockholder's exchange of shares pursuant to the reverse stock split. The aggregate tax basis of the shares received in the reverse stock split, including any fraction of a share deemed to have been received, would be the same as the stockholder's aggregate tax basis in the shares exchanged. Stockholders who receive cash upon redemption of their fractional share interests in the shares as a result of the reverse stock split should recognize gain or loss equal to the difference, if any, between the amount of cash received and the stockholder's adjusted basis in the fractional share interests redeemed. The U.S. federal income tax liabilities generated by the receipt of cash in lieu of a fractional interest should not be material in amount in view of the low value of the fractional interest. The stockholder's holding period for the shares received pursuant to the reverse stock split would include the period during which the stockholder held the shares surrendered in the stock split.

     Our beliefs regarding the tax consequence of the reverse stock split are not binding upon the Internal Revenue Service or the courts, and there can be no assurance that the Internal Revenue Service or the courts will accept the positions expressed above. The state and local tax consequences of the reverse stock split may vary significantly as to each stockholder, depending upon the state in which he or she resides.

     Approval of the other proposals presented to Exabyte stockholders is not a condition to approval of this reverse split proposal. In addition, even if the reverse split proposal is approved by our stockholders, the Board of Directors may decide not to effect the reverse split if it determines that doing so is in the best interests of Exabyte and its stockholders.

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE AMENDMENT TO THE RESTATED CERTIFICATE OF INCORPORATION TO EFFECT AN UP TO ONE-FOR-TEN REVERSE SPLIT OF THE OUTSTANDING SHARES OF OUR COMMON STOCK.

                                       7-7

                                                                   CHAPTER EIGHT

                CHAPTER EIGHT -- CERTAIN ADDITIONAL INFORMATION

                             STOCKHOLDER PROPOSALS

     If you would like to present a proposal for possible inclusion in Exabyte's proxy statement for the 2002 Annual Meeting of Stockholders, you must comply with the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended, including the requirement that we must receive it no later than December 26, 2001. Similarly, to present director nominations or stockholder proposals at the meeting, you must provide Exabyte with advance written notice, as indicated in Exabyte's Bylaws, by December 26, 2001. Proposals or nominations received after December 26, 2001 will be treated as untimely for purposes of inclusion in our 2002 proxy statement. A copy of Exabyte's Bylaws is available from the Corporate Secretary upon request.

                                    EXPERTS

     The Exabyte consolidated financial statements as of December 30, 2000 and January 1, 2000 and for each of the three years in the period ended December 30, 2000 included in this proxy statement/ prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to Exabyte's ability to continue as a going concern as described in Note 1 to the consolidated financial statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The Ecrix financial statements as of February 28, 2001 and for each of the two years in the period ended February 28, 2001 included in this proxy statement/prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                 LEGAL MATTERS

     Holland & Hart LLP will issue a legal opinion concerning the legality of the Exabyte common stock to be issued to Ecrix stockholders. A copy of this opinion has been filed as an exhibit to the proxy statement/registration statement filed by Exabyte.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC's following public reference facilities:

Public Reference Room               Chicago Regional Office
450 Fifth Street, N.W.              Citicorp Center
Room 1024                           500 West Madison Street
Washington, D.C. 20549              Suite 1400
                                    Chicago, IL 60661-2511

     You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Room of the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the operations of the public reference facilities. Our SEC filings are also available at the offices of the Nasdaq Stock Market at 1735 K Street, N.W., Washington, D.C. 20006.

                                       8-1

                                                                   CHAPTER EIGHT

     Exabyte common stock is quoted on the Nasdaq Stock Market's National Market, and, accordingly, reports, proxy statements and other information regarding Exabyte may be inspected at:

                            The Nasdaq Stock Market
                           Nasdaq Regulatory Filings
                           9801 Washington Boulevard
                                  5(th) Floor
                             Gaithersburg, MD 20878

     Exabyte has filed a registration statement on Form S-4 under the Securities Act with the SEC with respect to the Exabyte common stock to be issued in the merger. This proxy statement/prospectus constitutes the prospectus of Exabyte filed as part of the registration statement. Statements contained in this proxy statement/prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.


     YOU SHOULD RELY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS TO VOTE ON THE MERGER, THE MERGER AGREEMENT, AND THE TRANSACTIONS CONTEMPLATED THEREIN. NEITHER EXABYTE NOR ECRIX HAS AUTHORIZED ANYONE TO PROVIDE INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS. THIS PROXY STATEMENT/PROSPECTUS IS DATED OCTOBER 9, 2001. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS IS ACCURATE AS OF ANY OTHER DATE, AND NEITHER THE MAILING OF THIS PROXY STATEMENT/PROSPECTUS TO STOCKHOLDERS NOR THE ISSUANCE OF EXABYTE COMMON STOCK SHALL CREATE ANY IMPLICATION TO THE CONTRARY.


                                       8-2

                        HISTORICAL FINANCIAL INFORMATION

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

EXABYTE FINANCIAL STATEMENTS................................    F-2
REPORT OF INDEPENDENT ACCOUNTANTS FOR EXABYTE...............    F-2
Exabyte Corporation and Subsidiaries Consolidated Balance
  Sheets....................................................    F-3
Exabyte Corporation and Subsidiaries Consolidated Statements
  of Operations.............................................    F-4
Exabyte Corporation and Subsidiaries Consolidated Statements
  of Changes In Stockholders' Equity........................    F-5
Exabyte Corporation and Subsidiaries Consolidated Statements
  of Cash Flows.............................................    F-6
Exabyte Corporation and Subsidiaries Consolidated Statements
  of Cash Flows.............................................    F-7
Exabyte Corporation and Subsidiaries Notes to Consolidated
  Financial Statements......................................    F-8
ECRIX CORPORATION FINANCIAL STATEMENTS......................   F-26
REPORT OF INDEPENDENT ACCOUNTANTS FOR ECRIX.................   F-26
Ecrix Balance Sheets........................................   F-27
Ecrix Statements of Operations..............................   F-28
Ecrix Statements of Stockholders' Deficit...................   F-29
Ecrix Statements of Cash Flows..............................   F-30
Ecrix Notes to Financial Statements.........................   F-31

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Exabyte Corporation

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in stockholders' equity and cash flows present fairly, in all material respects, the financial position of Exabyte Corporation and its subsidiaries at January 1, 2000 and December 30, 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 30, 2000, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule appearing under Item 21(b) on page II-4 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and the financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses and negative cash flows from operations and has an accumulated deficit of $27,377,000 at December 30, 2000. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ PricewaterhouseCoopers LLP
------------------------------------------------------
PricewaterhouseCoopers LLP

Denver, Colorado
April 16, 2001

                      EXABYTE CORPORATION AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

                                                                                     JUNE 30,
                                                        JANUARY 1,   DECEMBER 30,      2001
                                                           2000          2000       (UNAUDITED)
(IN THOUSANDS, EXCEPT PER SHARE DATA)                   ---------------------------------------
ASSETS

Current assets:
  Cash and cash equivalents...........................   $ 25,610      $  3,159      $  2,069
  Short-term investments..............................      7,039            90            90
  Accounts receivable, net............................     37,163        37,412        26,504
  Inventories, net....................................     26,805        40,143        31,769
  Other current assets................................      4,927         2,807         3,104
                                                        ---------------------------------------
Total current assets..................................    101,544        83,611        63,536
Property and equipment, net...........................     24,708        18,754        15,244
Other long-term assets................................      1,024         1,427         1,121
                                                        ---------------------------------------
                                                         $127,276      $103,792      $ 79,901
                                                        ---------------------------------------
                                                        ---------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable, including book overdrafts of $0,
     $2,343 and $1,085 (unaudited), respectively......   $ 23,327      $ 26,944      $ 23,889
  Accrued liabilities.................................     13,815        14,557        10,297
  Accrued income taxes................................      1,877           633           617
  Line of credit......................................         --        12,307        14,337
  Current portion of long-term obligations............      2,931         2,147         2,070
                                                        ---------------------------------------
Total current liabilities.............................     41,950        56,588        51,210
Long-term liabilities:
  Warranties..........................................      5,658         6,679         8,182
  Other long-term obligations.........................        912         1,467         1,215
Commitments and contingencies (Notes 7, 11 and 12)
Stockholders' equity:
     Preferred stock, No Series; $.001 par value;
       12,000 shares authorized; no shares issued and
       outstanding....................................         --            --            --
     Preferred Stock; Series A; $0.001 par value; 500
       shares authorized; no shares issued and
       outstanding....................................         --            --            --
     Convertible Preferred Stock; Series G; $0.001 par
       value; 1,500 shares authorized; no and no and
       1,500 shares issued, respectively; $3,056,000
       aggregate liquidation preference (unaudited)...         --            --             2
  Common stock, $.001 par value; 50,000 shares
     authorized; 22,886, 23,234 and 23,289 (unaudited)
     shares issued....................................         23            23            23
  Capital in excess of par value......................     67,584        69,154        72,197
  Treasury stock, at cost, 455 shares.................     (2,742)       (2,742)       (2,742)
  Retained earnings (accumulated deficit).............     13,891       (27,377)      (50,186)
                                                        ---------------------------------------
Total stockholders' equity............................     78,756        39,058        19,294
                                                        ---------------------------------------
                                                         $127,276      $103,792      $ 79,901
                                                        ---------------------------------------
                                                        ---------------------------------------

   The accompanying notes are an integral part of the consolidated financial statements.

                      EXABYTE CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

                                                                                SIX MONTHS ENDED
                                                    FISCAL YEARS ENDED             (UNAUDITED)
                                              ----------------------------------------------------
                                              ------------------------------   -------------------
                                              JAN. 2,    JAN. 1,    DEC. 30,   JUL. 1,    JUN. 30,
                                                1999       2000       2000       2000       2001
                                              ----------------------------------------------------
Net sales...................................  $286,505   $222,827   $221,742   $100,890   $ 88,464
Cost of goods sold..........................   207,604    182,875    172,085     77,391     76,721
                                              ----------------------------------------------------
Gross profit................................    78,901     39,952     49,657     23,499     11,743
Operating expenses:
Selling, general and administrative.........    56,978     56,650     54,709     27,237     20,846
Research and development....................    29,888     35,725     36,530     19,726     14,192
                                              ----------------------------------------------------
Loss from operations........................    (7,965)   (52,423)   (41,582)   (23,464)   (23,295)
Other income (expense):
  Gain from sale of investment..............        --         --         --         --      1,719
  Interest income...........................     2,393      2,646      1,056        561         56
  Interest expense..........................      (607)      (477)      (686)      (196)      (914)
  Other.....................................        30       (934)    (1,212)        73         16
                                              ----------------------------------------------------
Loss before income taxes....................    (6,149)   (51,188)   (42,424)   (23,026)   (22,418)
(Provision for) benefit from income taxes...     3,382    (37,219)     1,570       (191)       (48)
Equity interest in net loss of investee.....        --         --       (414)        --       (343)
                                              ----------------------------------------------------
Net loss....................................  $ (2,767)  $(88,407)  $(41,268)  $(23,217)  $(22,809)
                                              ====================================================
Basic and diluted net loss per share........  $  (0.12)  $  (3.97)  $  (1.83)  $  (1.03)  $  (1.00)
                                              ====================================================
Common shares used in the calculation of
  basic and diluted net loss per share......    22,285     22,256     22,560     22,480     22,783
                                              ====================================================

   The accompanying notes are an integral part of the consolidated financial statements.

                      EXABYTE CORPORATION AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(In thousands, except per share data)

                                 PREFERRED         COMMON                                       RETAINED
                                   STOCK            STOCK       CAPITAL IN    TREASURY STOCK    EARNINGS
                               ------------------------------   EXCESS OF    ----------------   (ACCUM.
                               SHARES   AMT.    SHARES   AMT.   PAR VALUE    SHARES    AMT.     DEFICIT)
                               -------------------------------------------------------------------------
Balance, January 3, 1998.....     --    $ --    22,466   $22     $65,718       (15)   $    (9)  $105,065
Common stock options
  exercised ($.50 to $9.00
  per share).................     --      --        19    --          94        --         --         --
Common stock issued pursuant
  to the Employee Stock
  Purchase Plan ($4.68 and
  $5.95 per share)...........     --      --       162     1         853        --         --         --
Tax effect of disqualifying
  dispositions of common
  stock......................     --      --        --    --          28        --         --         --
Purchases of treasury
  stock......................     --      --        --    --          --      (440)    (2,733)        --
Net loss.....................     --      --        --    --          --        --         --     (2,767)
                               -------------------------------------------------------------------------
Balance, January 2, 1999.....     --      --    22,647    23      66,693      (455)    (2,742)   102,298
Common stock options
  exercised ($1.00 to $6.81
  per share).................     --      --        33    --         202        --         --         --
Common stock issued pursuant
  to the Employee Stock
  Purchase Plan ($3.30 and
  $3.40 per share)...........     --      --       206    --         689        --         --         --
Net loss.....................     --      --        --    --          --        --         --    (88,407)
                               -------------------------------------------------------------------------
Balance, January 1, 2000.....     --      --    22,886    23      67,584      (455)    (2,742)    13,891
Common stock options
  exercised ($3.97 to $9.00
  per share).................     --      --       143    --         880        --         --         --
Common stock issued pursuant
  to the Employee Stock
  Purchase Plan ($2.92 to
  $3.83 per share)...........     --      --       205    --         690        --         --         --
Net loss.....................     --      --        --    --          --        --         --    (41,268)
                               -------------------------------------------------------------------------
Balance, December 30, 2000...     --      --    23,234    23      69,154      (455)    (2,742)   (27,377)
Common stock issued pursuant
  to the Employee Stock
  Purchase Plan ($0.82 per
  share) (unaudited).........     --      --        55    --          44        --         --         --
Preferred stock issued ($2.00
  per share) (unaudited).....  1,500       2        --    --       2,999        --         --         --
Net loss (unaudited).........     --      --        --    --          --        --         --    (22,809)
                               -------------------------------------------------------------------------
Balance, June 30, 2001
  (unaudited)................  1,500    $  2    23,289   $23     $72,197      (455)   $(2,742)  $(50,186)
                               =========================================================================

   The accompanying notes are an integral part of the consolidated financial statements.

                      EXABYTE CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

                                                                               SIX MONTHS ENDED
                                                FISCAL YEARS ENDED                (UNAUDITED)
                                         ---------------------------------------------------------
                                          JAN. 2,     JAN. 1,    DEC. 30,     JUL. 1,    JUN. 30,
                                           1999        2000        2000        2000        2001
                                         ---------------------------------------------------------
Cash flows from operating activities:
  Cash received from customers.........  $ 291,422   $ 223,624   $ 221,550   $ 112,434   $  99,588
  Cash paid to suppliers and
     employees.........................   (269,301)   (249,910)   (258,653)   (127,906)   (103,583)
  Interest received....................      2,314       2,628       1,223         718          59
  Interest paid........................       (607)       (477)       (686)       (196)       (913)
  Income taxes paid....................     (1,093)       (297)       (111)       (106)        (62)
  Income tax refund received...........     11,771         663       1,865         149          --
                                         ---------------------------------------------------------
     Net cash (used) provided by
       operating activities............     34,506     (23,769)    (34,812)    (14,907)     (4,911)
                                         ---------------------------------------------------------
Cash flows from investing activities:
  Purchase of short-term investments...    (69,275)    (41,000)     (2,051)     (2,051)         --
  Proceeds from the sale of short-term
     investments.......................     56,600      48,106       9,000       9,000       1,719
  Capital expenditures.................     (9,414)    (11,002)     (9,456)     (5,006)     (1,226)
  Proceeds from the sale of fixed
     assets............................         --          --         734          --          11
                                         ---------------------------------------------------------
     Net cash provided (used) by
       investing activities............    (22,089)     (3,896)     (1,773)      1,943         504
                                         ---------------------------------------------------------
Cash flows from financing activities:
  Net proceeds from issuance of
     stock.............................        948         891       1,570         753          --
  Purchase of treasury stock...........     (2,733)         --          --          --       3,045
  Cash overdraft.......................         --          --       2,343          --      (1,258)
  Borrowings under line of credit......         --          --      87,345          --     104,787
  Payments under line of credit........         --          --     (75,038)         --    (102,757)
  Principal payments on long-term
     obligations.......................     (1,075)     (4,187)     (2,086)       (952)       (500)
                                         ---------------------------------------------------------
     Net cash provided (used) by
       financing activities............     (2,860)     (3,296)     14,134        (199)      3,317
                                         ---------------------------------------------------------
Net (decrease) increase in cash and
  cash equivalents.....................      9,557     (30,961)    (22,451)    (13,163)     (1,090)
                                         ---------------------------------------------------------
Cash and cash equivalents at beginning
  of year..............................     47,014      56,571      25,610      25,610       3,159
                                         ---------------------------------------------------------
Cash and cash equivalents at end of
  year.................................  $  56,571   $  25,610   $   3,159   $  12,447   $   2,069
                                         ---------------------------------------------------------
                                         ---------------------------------------------------------

   The accompanying notes are an integral part of the consolidated financial statements.

                      EXABYTE CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

                                                                                SIX MONTHS ENDED
                                                    FISCAL YEARS ENDED             (UNAUDITED)
                                              ----------------------------------------------------
                                              JAN. 2,    JAN. 1,    DEC. 30,   JUL. 1,    JUN. 30,
                                                1999       2000       2000       2000       2001
                                              ----------------------------------------------------
Reconciliation of net loss to net cash
  (used) provided by operating activities:
  Net loss..................................  $ (2,767)  $(88,407)  $(41,268)  $(23,217)  $(22,809)
  Adjustments to reconcile net loss to net
     cash (used) provided by operating
     activities:
     Depreciation, amortization and other...    16,619     15,648     14,281      6,734      4,727
     Net liabilities assumed by equity
       investee.............................        --         --      1,715         --         --
     Write-down of assets...................     1,961         --      1,459         --         --
     Deferred income tax provision
       (benefit)............................    (7,367)    36,945         --         --         --
     Provision for losses and reserves on
       accounts receivable..................     8,521      6,666      6,429      1,925        468
     Equity in loss of investee.............        --         --        414         --        343
     Gain on sale of investment investee....        --         --         --         --     (1,719)

Change in assets and liabilities:
  Accounts receivable.......................    (4,958)    (5,815)    (6,679)     9,695     10,439
  Inventories, net..........................    17,554        192    (14,592)    (4,113)     8,374
  Income tax receivable.....................    13,310      1,132      1,428         --         --
  Other current assets......................     1,566        804        691        257       (297)
  Other assets..............................       (43)        15        (60)      (564)       (37)
  Accounts payable..........................     2,040      7,295      1,274     (7,824)    (1,797)
  Accrued liabilities.......................   (11,944)      (187)       742       (223)    (4,260)
  Accrued income taxes......................     1,353       (493)    (2,661)       422        (16)
  Other long-term obligations...............    (1,339)     2,436      2,015      2,001      1,673
                                              ----------------------------------------------------
  Net cash (used) provided by operating
     activities.............................  $ 34,506   $(23,769)  $(34,812)  $(14,907)  $ (4,911)
                                              ====================================================

Supplemental schedule of non-cash
  Investing and financing activities:
  Notes payable issued to purchase property
     and equipment and services.............  $  1,102   $  2,092   $     --   $     --   $     --
  Income tax benefit of disqualifying
     dispositions of common stock...........        28         --         --         --         --
  Capital lease obligations.................       904         --        929        599         --

   The accompanying notes are an integral part of the consolidated financial statements.

                      EXABYTE CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Exabyte Corporation ("Exabyte" or the "Company") was incorporated on June 5, 1985 under the laws of the state of Delaware. Exabyte designs, manufactures and markets a full range of 8mm and MammothTape(TM) tape drives as well as 8mm, MammothTape(TM), DLTtape(TM), AIT, and LTO(TM) Ultrium(TM) automated tape libraries. Exabyte also provides its own brand of recording media and provides worldwide service and customer support to its customers and end users. The Company reports its results of operations on the basis of a fiscal year of 52 or 53 weeks ending on the Saturday closest to December 31. There were 52 weeks in all years presented.

     The interim financial data as of June 30, 2001 and for the six months ended July 1, 2000 and June 30, 2001 is unaudited; however, in the opinion of management, the interim data includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the interim periods.

Financial Condition

     The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred losses of $2.8 million, $88.4 million and $41.3 million in fiscal 1998, 1999, and 2000, respectively, and $22.8 million for the six months ended June 30, 2001; negative cash flows from operations of $23.8 million and $34.8 million in fiscal 1999 and 2000, respectively, and $4.9 million for the six months ended June 30, 2001; and has an accumulated deficit of $50.2 million as of June 30, 2001. The losses incurred in 2000 and 2001 are attributed to continued revenue shortfalls from the Company's business operating plan, primarily in drives and media, resulting in a build up of inventories and creating liquidity constraints. Additionally, as of June 30, 2001, the Company had only $1.9 million of remaining borrowing capacity under its line of credit. This amount changes daily based upon the levels of the underlying inventory and receivables.

     Subsequent to December 30, 2000, the Company was in violation of the tangible net worth covenant of the line of credit agreement. See Note 15.

     The above factors raise substantial doubt about whether the Company can continue as a going concern. Therefore, the Company is currently reassessing its business and investigating various strategic alternatives that would result in increased liquidity. These alternatives may include one or more of the following:

     -  sale of all or part of our operating and off-balance sheet assets;

     -  restructuring of current operations;

     -  additional equity infusions

     The Company will continue to explore these and other options that would provide additional capital for longer-term objectives and operating needs. It will be necessary for the Company to take one or more of these actions in order to have sufficient funds to support its operations. Should the Company not be successful in achieving one or more of these actions, it is possible that the Company may not be able to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. See Notes 14 and 15.

Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated.

Revenue Recognition

     The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectibility is probable. Generally, these criteria are met upon shipment of products and transfer of title to customers. Revenue from sales to certain resellers is subject to agreements allowing certain rights of return and price protection on unsold merchandise held by those resellers. Accordingly, reserves for estimated future returns and for price protection are provided in the period of the sale. Revenue for out-of-warranty service repairs is recorded when the service has been performed and the product has been shipped back to the customer. Revenue for on-site warranty contracts is deferred and amortized on a straight-line basis over the contract period. Certain original equipment manufacturers ("OEM's") require that we maintain inventory at third party warehouses. Revenue for these sales are recorded when title passes, upon the OEM taking possession of the inventory from the warehouse.

Foreign Currency Transactions and Remeasurement

     The U.S. dollar is the functional currency of the consolidated corporation including its subsidiaries. For the Company's foreign subsidiaries, monetary assets and liabilities are remeasured into U.S. dollars using the exchange rates in effect at the balance sheet date and non-monetary assets are remeasured at historical rates. Results of operations are remeasured using the average exchange rates during the period. The Company recorded net foreign exchange losses related to these remeasurements of $230,000, $207,000 and $860,000 in 1998, 1999 and 2000, respectively. From time to time, the Company enters into transactions that are denominated in foreign currencies. These transactions are translated at the prevailing spot rate upon payment and recorded in the operating account to which the payment relates. Accounts receivable and payable from subsidiaries denominated in foreign currencies are translated at each period end using period end rates and transaction gains and losses are recorded. The Company recorded net foreign exchange (gains) losses related to these transactions of $(36,000), $686,000 and $1,164,000 in 1998, 1999 and 2000,
respectively.

Foreign Currency Forward Contracts

     Through 1998, the Company entered into foreign currency forward contracts in anticipation of movements in the dollar/yen exchange rate, which it used to hedge the purchase of certain inventory components from Japanese manufacturers. The Company did not enter into these contracts for trading purposes. Contracts were generally established with a maturity date within six months of the purchase date. Hedged inventory transactions were included in the Statement of Cash Flows as operating activities. Transaction gains or losses due to exchange rate movements were recorded upon settlement of the transaction, deferred into inventory, and recognized in income as the underlying inventory was sold.

     Since 1998, the Company has not entered into any foreign currency forward contracts or other derivative instruments to hedge inventory transactions. Accordingly, there were no such instruments outstanding at December 30, 2000 and January 1, 2000.

Fair Value of Financial Instruments

     The carrying amount of cash and cash equivalents, short-term investments, accounts receivable, accounts payable, accrued liabilities, borrowings under the Company's line of credit and the current portion of long-term obligations in the consolidated financial statements approximate fair value because of the short-term maturity of these instruments. The fair value of long-term obligations for notes payable and capital leases was estimated by discounting the future cash flows using market interest rates and does not differ significantly from the amounts reflected in the consolidated financial statements.

Comprehensive Income

     The Company has no items of comprehensive income.

Concentration of Credit Risk

     The Company's customers include OEMs, resellers and end users. Financial instruments which potentially subject the Company to concentrations of credit risk are primarily accounts receivable, cash equivalents and short-term investments. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers. At January 1, 2000 and December 30, 2000, one customer accounted for approximately 21% and 27%, respectively, of net accounts receivable. Another customer accounted for 15% and 18%, respectively, of net accounts receivable at January 1, 2000 and December 30, 2000. At December 30, 2000, a third customer accounted for 11% of net accounts receivable. At January 1, 2000, a fourth customer accounted for 10% of net accounts receivable. No other customers accounted for 10% or more of net accounts receivable at year-end for the two years presented. Accounts receivable are summarized as follows:

                                          JANUARY 1,   DECEMBER 30,    JUNE 30,
                                             2000          2000          2001
                                          ---------------------------------------
                                                                      (UNAUDITED)
(In thousands)
Accounts receivable.....................   $45,018       $44,825        $31,170
Less: reserves and allowance for
  non-collection........................    (7,855)       (7,413)        (4,666)
                                          ---------------------------------------
                                           $37,163       $37,412        $26,504
                                          =======================================

Cash Equivalents and Short-Term Investments

     The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Such cash equivalents aggregated $18,797,000 at January 1, 2000. There were no such cash equivalents at December 30, 2000.

     The Company periodically invests in held-to-maturity debt securities, which are recorded at amortized cost. These include corporate bonds, government bonds and certificates of deposit. At January 1, 2000 and December 30, 2000, these investments had maturity dates of ten months or less. There were no unrealized gains or losses on such investments for the three years ended December 30, 2000.

Inventories

     Inventories are stated at the lower of cost or market, cost being determined by the first-in, first-out method, and include material, labor and manufacturing overhead. Inventories are presented net of reserves for excess quantities and obsolescence of $9,569,000 and $7,301,000 at January 1, 2000 and December 30, 2000, respectively, and consist of the following:

                                          JANUARY 1,   DECEMBER 30,    JUNE 30,
                                             2000          2000          2001
                                          ---------------------------------------
                                                                      (UNAUDITED)
(In thousands)
Raw materials and component parts.......   $15,694       $23,361        $21,258
Work-in-process.........................     1,874         1,817          1,170
Finished goods..........................     9,237        14,965          9,341
                                          ---------------------------------------
                                           $26,805       $40,143        $31,769
                                          =======================================

Depreciation and Amortization

     Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the respective depreciable assets. Software, computers, furniture and machinery/equipment are depreciated over three years. Leasehold improvements are amortized on a straight-line basis over the useful life of the asset or the lease term (three to twelve years). Maintenance and repairs are expensed as incurred and improvements are capitalized.

     The Company continually evaluates long-lived assets, based on the net future cash flow expected to be generated from the asset on an undiscounted cash flow basis, whenever significant events or changes in circumstances occur which indicate the carrying amount may not be recoverable. If that analysis indicates that an impairment has occurred, we measure the impairment based on a comparison of discounted cash flows or fair values, whichever is more readily determinable, to the carrying value of the related asset.

Warranty Costs

     A provision for estimated future costs which may be incurred under the Company's various product warranties is recorded when products are shipped.

Advertising Costs

     Advertising costs are expensed as incurred. Advertising expense was $7,626,000, $4,243,000 and $4,830,000 in 1998, 1999 and 2000, respectively.

Research and Development Costs

     All research and development costs are expensed as incurred.

Net Income (Loss) Per Share

     Basic net income (loss) per common share is based on the weighted-average number of shares of common stock outstanding during each respective period. Diluted net income (loss) per common share adds to basic weighted shares the weighted-average number of shares of potential common shares (dilutive stock options) outstanding during each respective period. Proceeds from the exercise of the potential common shares are assumed to be used to repurchase outstanding shares of the Company's common stock at the average fair market value during the period. In a period in which a loss is incurred, only the weighted-average number of common shares is used to compute the diluted loss per share, as the inclusion of potential common shares would be anti-dilutive. In all years presented, basic shares equal diluted shares because inclusion of potential common shares would be anti-dilutive.

     Options to purchase 2,742,000, 2,941,000 and 3,371,000 shares of common stock were excluded from dilutive stock option calculations for 1998, 1999 and 2000, respectively, because their exercise prices were greater than the average fair market value of the Company's stock for the period, and as such they would be anti-dilutive.

     In addition, for 1998, 1999 and 2000, options to purchase 1,102,000, 1,099,000, and 1,249,000 shares of common stock, respectively, were excluded from the diluted computation above because of their anti-dilutive effect on net loss per share. Inclusion of these shares would have resulted in additional dilutive stock options outstanding of 117,000, 45,000, and 300,000, respectively.

     The assumed conversion of Series G preferred stock into 1,250,000 shares of common stock and accumulated preferred stock dividends of 28,000 shares of common stock through June 30, 2001 have been excluded from the calculation of diluted earnings per share for the first six months of 2001, as inclusion would be antidilutive.

     Since December 30, 2000, the Company has issued 5,341,000 stock options with exercise prices between $0.74 and $2.59, which could have a dilutive effect on future diluted net income per common share.

Use of Estimates

     The Company has prepared these financial statements in conformity with generally accepted accounting principles which require the use of management's estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities, as well as the reported amounts of revenue and expenses. Accordingly, actual results could differ from the estimates used.

Reclassifications

     Certain reclassifications have been made to historical information to correspond to the 2000 financial statement presentation.

New Accounting Pronouncements

     In June of 1998 the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and for Hedging Activities" ("SFAS 133"). SFAS 133, as amended, requires the Company to recognize all derivatives on the balance sheet at fair value. The gains or losses resulting from changes in the fair value of derivative instruments will either be recognized in current earnings or in other comprehensive income, depending on the use of the derivative and whether the hedging instrument is effective or ineffective when the hedging instrument changes in fair value. The Company will adopt SFAS No. 133 effective for the first quarter 2001. Management anticipates that the adoption of SFAS No. 133, as amended, will not have a future material impact on its consolidated financial position, results of operations, or cash flows as it does not currently anticipate entering into derivative instruments.

     In June of 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard No. 141, "Business Combinations" ("FAS 141") and Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets" ("FAS 142").

     FAS 141 requires that all purchase business combinations must be accounted for using the purchase method. Under this method, the purchase price of an acquired business is allocated to the individual tangible and intangible assets acquired and liabilities assumed based upon the estimated fair values at the date of acquisition. If the purchase price exceeds the amounts assigned to assets acquired and liabilities assumed, the excess is recognized as goodwill. After initial recognition, goodwill and intangible assets acquired in the business combination must be accounted for under FAS 142. FAS 141 is effective for the Company for all business combinations initiated after June 30, 2001. The Company believes that, once effective, this bulletin will not have a material impact on the Company's consolidated results of operations.

     FAS 142 requires that after a company allocates the purchase price in accordance with FAS 141, the assets acquired, liabilities assumed, and goodwill must be assigned to one or more reporting units based upon certain criteria outlined in FAS 142. In addition, goodwill will no longer be amortized. Instead, companies are required to test goodwill for impairment at the reporting unit level by (1) determining the fair values of the reporting units and comparing them with their carrying values and (2) if the fair value of a reporting unit is less than its carrying amount, measure the amount of impairment loss, if any, by comparing the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of reporting unit goodwill exceeds its implied fair value, that excess should be recognized as an impairment loss. FAS 142 is effective for the Company for any goodwill acquired in a business combination entered into after June 30, 2001. The remaining provisions of the Statement are effective for the year ending December 31, 2002. The Company believes that, once effective, this bulletin will not have a material impact on the Company's consolidated results of operations.

NOTE 2 -- PROPERTY AND EQUIPMENT

     Property and equipment consist of the following:

                                          JANUARY 1,   DECEMBER 30,    JUNE 30,
                                             2000          2000          2001
                                          ---------------------------------------
(In thousands)                                                        (UNAUDITED)
                                          $ 108,056      $ 69,880
Equipment and furniture.................                               $ 69,904
                                              1,826         2,599
Equipment under capital leases..........                                  2,599
                                             17,572        20,869
Leasehold improvements..................                                 20,863
Less: accumulated depreciation and         (102,746)      (74,594)
  amortization..........................                                (78,122)
                                          ---------------------------------------
                                          $  24,708      $ 18,754      $ 15,244
                                          =======================================

     Depreciation expense was $16,619,000, $15,583,000 and $12,834,000 in 1998,
1999 and 2000, respectively. Accumulated amortization of equipment under capital leases was $1,446,000 and $1,799,000 at January 1, 2000 and December 30, 2000,
respectively. Amortization of equipment under capital leases is included in depreciation expense. In 2000, the Company incurred restructuring charges, which included fixed asset write-downs (see Note 11).

NOTE 3 -- ACCRUED LIABILITIES

     Accrued liabilities consist of the following:

                                             JANUARY 1,   DECEMBER 30,    JUNE 30,
                                                2000          2000          2001
                                             ---------------------------------------
(In thousands)                                                           (UNAUDITED)
                                              $ 6,083       $ 7,610
Wages and employee benefits................                                $ 4,815
                                                3,536         2,676
Warranty costs, current portion............                                  3,416
                                                4,196         4,271
Other......................................                                  2,066
                                             ---------------------------------------
                                              $13,815       $14,557        $10,297
                                             =======================================

NOTE 4 -- DEBT

Line of Credit

     In May 2000, the Company entered into a new bank line of credit agreement with Congress Financial Corporation ("Congress"), a subsidiary of First Union Bank Corporation which expires May 16, 2003. Originally, this agreement allowed borrowings up to the lesser of 80% of eligible accounts receivable or $20.0 million. In February 2001, this agreement was amended to increase the borrowing limit to $25.0 million. This amendment also added 25% of eligible finished goods inventory to the borrowing base. On the date of the amendment of the line, the overall amount available to borrow was $19.6 million. This amount changes daily based upon the levels of the underlying inventories and accounts receivable. Eligible accounts receivable excludes invoices greater than 60 days past due, some foreign receivables and other items identified in the agreement. Eligible finished goods inventory excludes slow moving inventory and other items identified in the agreement. Collateral for this agreement includes accounts receivable and inventory, as well as certain off balance sheet assets.

     Borrowings under the line of credit bear interest at the lower of the bank's prime rate +1% or "LIBOR" + 3%. Offsetting the amount available under the line of credit is a letter of credit, which collateralizes certain leasehold improvements made by the Company's subsidiary in Germany. This letter is currently for DM 900,000 and decreases by DM 100,000 in August of each year until it is fully depleted.

     The line of credit prohibits the payment of dividends without prior bank approval, has a minimum net worth covenant, and contains certain other covenants. The agreement contains certain acceleration clauses that may cause all outstanding amounts to become immediately due in the event of default. As of December 30, 2000, $12,307,000 in borrowings were outstanding and the Company had $7,693,000 of remaining borrowing capacity. As of June 30, 2001, the Company was in violation of the tangible net worth covenant of the line of credit agreement. The lender subsequently agreed to waive this past event of default and amend the tangible net worth covenants. See Note 14.

Long-Term Obligations

     In 1999 and 1998, the Company entered into notes payable for $2,092,000 and $1,102,000, respectively to finance the purchase of certain equipment, computer software and services. The 1999 note payable requires quarterly installments of interest (7.2%) and principal through April 2001. The 1998 note payable requires monthly installments of interest (7.7%) and principal through January 2001 and is collateralized by the respective equipment. The Company has also entered into capital lease obligations related to the acquisition of certain equipment. Other long-term obligations also include the long-term portion of estimated warranty obligations and deferred revenue on on-site warranty contracts.

     The following represents future payments pursuant to these obligations as of December 30, 2000:

                                                       CAPITAL
                                           NOTES        LEASE       DEFERRED
                               WARRANTY   PAYABLE    OBLIGATIONS    REVENUE    OTHER    TOTAL
(In thousands)                 ---------------------------------------------------------------
2001.........................   $   --     $ 297        $ 397       $ 1,505     $--    $ 2,199
2002.........................    2,056        --          297           416      40      2,809
2003.........................    4,623        --          118           133      --      4,874
2004.........................       --        --           84            63      --        147
2005.........................       --        --           42            62      --        104
Thereafter...................       --        --           --           273      --        273
                                --------------------------------------------------------------
                                 6,679       297          938         2,452      40     10,406
Less: amount representing
  interest...................       --        (5)        (108)           --      --       (113)
                                --------------------------------------------------------------
Present value of payments....    6,679       292          830         2,452      40     10,293
Less: current portion........       --      (292)        (350)       (1,505)     --     (2,147)
                                --------------------------------------------------------------
                                $6,679     $  --        $ 480       $   947     $40    $ 8,146
                                ==============================================================

     Interest expense aggregated $607,000, $477,000 and $686,000 in 1998, 1999 and 2000, respectively.

NOTE 5 -- CAPITAL STOCK AND STOCK COMPENSATION PLANS

     At December 30, 2000, the Company had three stock-based compensation plans. The Company applies APB Opinion 25 and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for options granted at fair market value under its fixed stock option plans and its stock purchase plan. Had compensation cost for the Company's three stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of FASB Statement 123, the Company's pro forma results of operations and pro forma net loss per share would have been as follows:

                                                               1998       1999       2000
                                                              -----------------------------
(In thousands, except per share data)
Net loss:
  As reported...............................................  $(2,767)  $(88,407)  $(41,268)
  Pro forma.................................................  $(5,929)  $(90,558)  $(44,634)
Basic and diluted net loss per share:
  As reported...............................................  $ (0.12)  $  (3.97)  $  (1.83)
  Pro forma.................................................  $ (0.27)  $  (4.07)  $  (1.98)

     In all years presented, basic loss per share equals diluted loss per share because inclusion of potential common shares would be anti-dilutive due to the Company's net losses.

FIXED STOCK OPTION PLANS

     Under the Incentive Stock Plan, the Company may grant options to its employees and directors for up to 9,500,000 shares of common stock. Under the 1997 Non-Officer Stock Option Plan, the Company may grant options to its employees (who are not officers or directors) for up to 5,000,000 shares of common stock. Under both plans, options are granted at an exercise price not less than the fair market value of the stock on the date of grant. The options vest over periods up to 50 months and expire 10 years after the date of grant, except in the event of the termination or death of the employee, whereupon vested shares must be exercised within 90 days or six months, respectively, or they are canceled.

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                             1998        1999        2000
                                                           ---------------------------------
Estimated dividends......................................       none        none        none
Expected volatility......................................        57%         57%         76%
Risk-free interest rate..................................  4.4%-5.9%   4.7%-6.6%   5.6%-6.8%
Expected life from vest date (years).....................       0.29        0.28        0.32

     A summary of the status of the Company's fixed stock option plans as of January 2, 1999, January 1, 2000, and December 30, 2000, and changes during the years then ended is presented as follows:

                                         1998                 1999                 2000
                                  ------------------------------------------------------------
                                           WEIGHTED-            WEIGHTED-            WEIGHTED-
                                             AVG.                 AVG.                 AVG.
                                  SHARES   EXERCISE    SHARES   EXERCISE    SHARES   EXERCISE
                                  (000S)     PRICE     (000S)     PRICE     (000S)     PRICE
                                  ------------------------------------------------------------
Outstanding at beginning of
  year..........................  3,698     $15.98     3,844     $13.32     4,040     $11.26
Granted.........................  1,326       7.09     1,462       5.30     1,940       7.32
Exercised.......................    (19)      5.07       (33)      6.16      (143)      6.15
Forfeited.......................  (1,161)    14.82     (1,233)    10.76     (1,217)    10.06
                                   -----------------------------------------------------------
Outstanding at end of year......  3,844     $13.32     4,040     $11.26     4,620     $10.08
                                   -----------------------------------------------------------
                                   -----------------------------------------------------------
Options exercisable at year
  end...........................  2,215     $15.97     2,394     $14.29     2,643     $12.51
Weighted-average fair value of
  options granted during the
  year..........................            $ 2.86               $ 2.12               $ 3.73

     The following table summarizes information about fixed stock options outstanding at December 30, 2000:

                              OPTIONS OUTSTANDING                    OPTIONS EXERCISABLE
                 ---------------------------------------------------------------------------
                   NUMBER      WEIGHTED-AVG.     WEIGHTED-AVG.     NUMBER      WEIGHTED-AVG.
   RANGE OF      OUTSTANDING     REMAINING         EXERCISE      EXERCISABLE     EXERCISE
EXERCISE PRICES    (000'S)    CONTRACTUAL LIFE       PRICE         (000'S)         PRICE
--------------------------------------------------------------------------------------------
 $ 3.97 - 6.19         1,205     8.7 years          $ 5.32            378         $ 5.29
  6.44 - 7.81          1,709     8.4 years            7.44            682           7.17
  8.00 - 17.13         1,159     5.1 years           13.14          1,037          13.47
 17.50 - 35.63           547     3.2 years           22.35            546          22.35
                 ---------------------------------------------------------------------------
                       4,620     7.0 years          $10.08          2,643         $12.51
                 ===========================================================================

Employee Stock Purchase Plan

     Under the Employee Stock Purchase Plan, the Company is authorized to issue up to 1,500,000 shares of common stock to its full-time employees, nearly all of whom are eligible to participate. Under the terms of the plan, employees may elect to have up to 15% of their gross salaries withheld by payroll deduction to purchase the Company's common stock. The purchase price of the stock is 85% of the lower of market price at the beginning or end of each six-month participation period. Under the plan, employees purchased 162,000, 206,000 and 205,000 shares in 1998, 1999 and 2000, respectively.

     The fair value of each stock purchase plan grant is estimated on the date of grant using the Black-Scholes model with the following assumptions:

                                                           1998         1999         2000
                                                        ------------------------------------
Estimated dividends...................................        none         none         none
Expected volatility...................................         57%          57%          76%
Risk-free interest rate...............................   4.7%-5.4%    4.7%-4.9%    5.4%-6.2%
Expected life (years).................................         0.5          0.5          0.5
Weighted-average fair value of purchase rights
  granted.............................................       $2.34        $1.49        $2.18

Stockholder Rights Plan

     The Board of Directors adopted on January 24, 1991 and amended on August 23, 1995 and February 1, 2001, a Stockholder Rights Plan ("Rights Plan") in which preferred stock purchase rights were distributed as a dividend at the rate of one right for each share of Exabyte common stock held as of February 15, 1991. The Rights Plan is designed to deter coercive or unfair takeover tactics and to prevent an acquiring entity from gaining control of the Company without offering a fair price to all of the Company's stockholders. Each right will entitle the holders of the Company's common stock to purchase one one-hundredth of a share of preferred stock at an exercise price of $75, subject to adjustment in certain cases to prevent dilution. The rights are evidenced by the common stock certificates and are not exercisable or transferable apart from the common stock until the earlier of ten days after the date on which a person or group has acquired beneficial ownership of 20% or more of the common stock (an "Acquiring Entity") or ten business days after the public announcement of the commencement of a tender or exchange offer that would result in the Acquiring Entity owning 20% or more of the common stock. Further, the rights generally entitle each right holder (except the Acquiring Entity) to purchase that number of shares of the Company's common stock which equals the exercise price of the right divided by one-half of the current market price of the common stock if any person becomes the beneficial owner of 20% or more of the common stock. If an Acquiring Entity purchases at least 20% of the Company's common stock, but has not acquired 50%, the Board of Directors may exchange the rights (except those of the Acquiring Entity) for one share of common stock per right. In addition, under certain circumstances, if the Company is involved in a merger or other business combination in which the Company is not the surviving corporation, the rights entitle the holder to buy common stock of the Acquiring Entity with a market value of twice the exercise price of each right.

     The Company is generally entitled to redeem the rights for $.01 per right at any time until ten days following a public announcement that a 20% stock position has been acquired and in certain other circumstances. The rights, which do not have voting rights, will expire on February 15, 2002, unless redeemed or exchanged earlier by the Company pursuant to the Rights Plan.

NOTE 6 -- INCOME TAXES

     Pretax loss is subject to tax in the following jurisdictions:

                                                     1998       1999       2000
                                                    -----------------------------
(In thousands)
Domestic..........................................  $(5,374)  $(48,681)  $(40,251)
Foreign...........................................     (775)    (2,507)    (2,173)
                                                    -----------------------------
                                                    $(6,149)  $(51,188)  $(42,424)
                                                    =============================

     The provision (benefit) for income taxes consists of the following:

                                                       1998      1999      2000
                                                      ---------------------------
(In thousands)
Current:
  Federal...........................................  $ 2,443   $    --   $(1,417)
  State.............................................    1,428        --        --
  Foreign...........................................      114       274      (153)
Deferred:
  Federal...........................................   (6,180)   31,588        --
  State.............................................   (1,187)    3,182        --
  Foreign...........................................       --     2,175        --
                                                      ---------------------------
                                                      $(3,382)  $37,219   $(1,570)
                                                      ===========================

     Total income tax provision (benefit) differs from the amount computed by applying the U.S. federal income tax rate of 35% to loss before income taxes for the following reasons:

                                                     1998       1999       2000
                                                    -----------------------------
(In thousands)
U.S. federal income tax at statutory rate.........  $(2,152)  $(17,916)  $(14,848)
State income taxes, net of federal benefit........      (63)    (1,084)      (807)
Valuation allowance...............................       --     56,149     14,599
Research and development credits..................   (1,500)    (1,000)    (1,000)
Tax reserves......................................       --         --     (1,417)
Foreign taxes in excess of 35%....................      376      1,396        608
Other.............................................      (43)      (326)     1,295
                                                    -----------------------------
                                                    $(3,382)  $ 37,219   $ (1,570)
                                                    =============================

     Deferred tax assets are attributable to the following:

                                                        JANUARY 1,   DECEMBER 30,
                                                           2000          2000
                                                        -------------------------
(In thousands)
Current assets:
  Warranty reserve....................................   $  2,681      $  2,857
  Accounts receivable reserves........................      2,772         2,632
  Inventory reserves..................................      4,009         3,740
  Other...............................................      2,367         2,552
                                                        -------------------------
                                                           11,829        11,781
Less: valuation allowance.............................    (11,829)      (11,781)
                                                        -------------------------
                                                         $     --      $     --
                                                        =========================
Noncurrent assets:
  Property and equipment..............................   $  4,375      $  4,936
  Net operating loss carryforwards:
     Domestic.........................................     31,672        45,332
     Foreign..........................................      2,000            --
  Credit carryforwards................................      4,517         5,464
  CreekPath investment................................         --         1,757
  Goodwill............................................        928           814
  Other...............................................        828           664
                                                        -------------------------
                                                           44,320        58,967
Less: valuation allowance.............................    (44,320)      (58,967)
                                                        -------------------------
                                                         $     --      $     --
                                                        =========================

     During 2000, the Internal Revenue Service concluded the examination of federal income tax returns for the years 1994 through 1997 which resulted in refunds to the Company of $1,716,000. Of this amount, $1,417,000 pertained to issues for which tax reserves had been recorded in prior years and was recorded as a reduction of this provision for income taxes in the consolidated results of operations for the year ended December 30, 2000.

     As of the second quarter of 1999, the Company recorded a deferred tax valuation allowance equal to 100% of total deferred tax assets. Management considered a number of factors, including the Company's cumulative operating losses over the prior three years, short-term projected losses due to the impact of delays in the release of the M2(TM) product, as well as certain offsetting positive factors. Management concluded that a valuation allowance was required for 100% of the total deferred tax assets as it is more likely than not that the deferred tax assets will not be realized.

     At December 30, 2000, domestic net operating loss carryforwards of $112,144,000, which expire between 2018 and 2020, are available to offset future taxable income. Utilization of $6,025,000 of the carryforwards is subject to an annual limitation of $670,000 through 2005. Foreign net operating loss carryforwards may be carried forward indefinitely. In addition, the Company has unused research and development credits of $4,383,000 which expire between 2012 and 2020 and alternative minimum tax credits of $1,080,000 which may be carried forward indefinitely. Limitations on the annual amount of carryforwards which can be utilized could occur should a change in control take place.

NOTE 7 -- LEASE COMMITMENTS

     The Company leases its office, production and sales facilities under various operating lease arrangements. Most of the leases contain various provisions for rental adjustments including, in certain cases, a provision based on increases in the Consumer Price Index. In addition, most of the leases require the Company to pay property taxes, insurance and normal maintenance costs. The Company has sublet certain of these leased spaces to third parties. The Company also leases certain equipment under operating leases. Future minimum lease payments under non-cancelable operating lease arrangements are as follows:

                                                       GROSS AMOUNT   SUBLEASE   NET AMOUNT
                                                       ------------------------------------
(In thousands)
2001.................................................    $ 5,520        $115      $ 5,405
2002.................................................      4,986          14        4,972
2003.................................................      3,890          --        3,890
2004.................................................      2,803          --        2,803
2005.................................................      1,053          --        1,053
Thereafter...........................................         --          --           --
                                                       ------------------------------------
                                                         $18,252        $129      $18,123
                                                       ------------------------------------
                                                       ------------------------------------

     Rent expense aggregated $5,971,000, $5,917,000 and $5,770,000 in 1998, 1999
and 2000, respectively.

NOTE 8 -- EMPLOYEE BENEFIT PLAN

     The Company maintains a qualified Section 401(k) Savings Plan which allows eligible employees to contribute up to 15% of their salaries on a pre-tax basis. As of January 1, 2001, Company contributions to the plan are made in conjunction with the bi-weekly payroll and are not discretionary. The Company recorded as expense matching contributions totaling $761,000, and $917,000 in 1999 and 1998, respectively. There were no matching contributions by the Company in 2000. Company contributions are fully vested after four years of employment.

NOTE 9 -- SEGMENT, GEOGRAPHIC AND SALES INFORMATION

     Since 1998 all operations of the Company are considered one operating segment. Therefore, no segment disclosures have been presented. The Company will continue to review the internal reporting structure for future changes that could result in disclosure of additional segments.

     The following table details revenues from external customers by geographic area:

                                                 REVENUES FROM EXTERNAL CUSTOMERS
                                   -------------------------------------------------------------
                                                                          SIX MONTHS ENDED
                                            FISCAL YEARS                    (UNAUDITED)
                                   -------------------------------------------------------------
                                     1998       1999       2000     JULY 1, 2000   JUNE 30, 2001
                                   -------------------------------------------------------------
(In thousands)
United States....................  $201,973   $147,149   $156,755     $ 70,431        $62,233
Europe/Middle East...............    63,797     56,435     47,370       22,027         18,382
Pacific Rim......................    17,020     14,715     13,130        5,991          6,210
Other............................     3,715      4,528      4,487        2,441          1,639
                                   -------------------------------------------------------------
                                   $286,505   $222,827   $221,742     $100,890        $88,464
                                   =============================================================

     Foreign revenue is based on the country in which the customer is located.

     The following table details long-lived asset information by geographic area:

                                                           LONG-LIVED ASSETS
                                          ----------------------------------------------------
                                          JANUARY 2,   JANUARY 1,   DECEMBER 30,    JUNE 30,
                                             1999         2000          2000          2001
                                          ----------------------------------------------------
                                                                                   (UNAUDITED)
(In thousands)
United States...........................   $22,021      $18,281       $15,982        $12,814
Scotland................................     3,429        3,703         3,060          2,638
Germany.................................     3,313        3,132           576            483
Pacific Rim.............................       430          331           331            282
Other...................................       279          285           232            148
                                          ----------------------------------------------------
                                           $29,472      $25,732       $20,181        $16,365
                                          ====================================================

     The following table details revenue by product line:

                                                      REVENUE BY PRODUCT LINE
                                   -------------------------------------------------------------
                                                                          SIX MONTHS ENDED
                                            FISCAL YEARS                    (UNAUDITED)
                                   -------------------------------------------------------------
                                     1998       1999       2000     JULY 1, 2000   JUNE 30, 2001
                                   -------------------------------------------------------------
(In thousands)
Drives...........................  $155,325   $100,714   $ 83,907     $ 42,218        $27,591
Libraries........................    56,486     46,575     74,308       28,113         21,322
Media............................    67,113     67,668     55,874       25,011         31,946
Service, spares and other........    19,091     15,450     14,811        7,706          6,449
Sales allowances.................   (11,510)    (7,580)    (7,158)      (2,158)         1,156
                                   -------------------------------------------------------------
                                   $286,505   $222,827   $221,742     $100,890        $88,464
                                   =============================================================

     The following tables summarize sales to major customers:

                                                       NET SALES (IN THOUSANDS)
                                      ----------------------------------------------------------
                                                                          SIX MONTHS ENDED
                                             FISCAL YEARS                   (UNAUDITED)
                                      ----------------------------------------------------------
                                       1998      1999      2000     JULY 1, 2000   JUNE 30, 2001
                                      ----------------------------------------------------------
Ingram Micro........................  $36,138   $29,967   $41,028     $16,105         $14,482
Tech Data...........................   21,399    20,729    28,965      12,599           8,779
IBM.................................   43,405    33,790    24,985      11,154           9,649
Sun Microsystems....................   31,505    24,400    16,780       9,640           4,483

                                                           % OF TOTAL NET SALES
                                             -------------------------------------------------
                                                                        SIX MONTHS ENDED
                                                FISCAL YEARS              (UNAUDITED)
                                             -------------------------------------------------
                                             1998   1999   2000   JULY 1, 2000   JUNE 30, 2001
                                             -------------------------------------------------
Ingram Micro...............................  12.6%  13.5%  18.5%      16.0%          16.4%
Tech Data..................................  7.5    9.3    13.0       12.5            9.9
IBM........................................  15.2   15.2   11.3       11.1           10.9
Sun Microsystems...........................  11.0   11.0   7.6         9.6            5.1

     No other customers accounted for 10% or more of sales in any of these periods.

NOTE 10 -- QUARTERLY INFORMATION (UNAUDITED)

(In thousands, except per share data)

                                                    2000                            2001
                                   ------------------------------------------------------------
                                      Q1        Q2         Q3        Q4         Q1        Q2
                                   ------------------------------------------------------------
Net sales........................  $ 49,576   $51,314   $ 60,100   $60,752   $ 49,052   $39,412
Gross profit.....................    10,213    13,286     11,208    14,950     45,558    31,163
Net loss.........................   (13,580)   (9,637)   (11,305)   (6,746)   (17,550)   (5,259)
Basic and diluted net loss per
  share..........................     (0.60)    (0.43)     (0.50)    (0.30)     (0.77)    (0.23)

(In thousands except per share data)

                                                            1999
                                          ----------------------------------------
                                            Q1         Q2         Q3         Q4
                                          ----------------------------------------
Net sales...............................  $62,650   $ 48,519   $ 53,041   $ 58,617
Gross profit............................   15,539      6,319      7,286     10,808
Net loss................................   (3,500)   (55,491)   (17,503)   (11,913)
Basic and diluted net loss per share....    (0.16)     (2.50)     (0.78)     (0.53)

NOTE 11 -- RESTRUCTURING

     In March 2001, the Company completed a reduction in its workforce in order to reduce expenses, minimize ongoing cash consumption and to simplify management structure. All areas of the Company were impacted by the workforce reduction. These reductions reduced the workforce by approximately 235 persons (211 domestically and 24 in Europe) and resulted in a severance charge to operations in the first quarter of 2001 of approximately $498,000. Of these costs, $223,000 were included in cost of sales, $179,000 were included in selling, general and administrative costs and $96,000 were included in research and development costs. All severance was paid during the first quarter of 2001 and no accruals remain.

     During the third quarter of 2000, the Company incurred $3,899,000 in charges related to a restructuring, which will result in the closure of EMG. This restructuring was part of a plan adopted by the Board of Directors on July 24, 2000, which outsourced a number of manufacturing operations to Hitachi. The restructuring decision resulted in: (1) an immediate end to the manufacture of M2(TM) recording heads by EMG; (2) the planned termination of M2(TM) scanner manufacturing by EMG by approximately the first quarter of 2001; and (3) the planned shut down of the remaining M1 scanner manufacturing by the middle of 2002. No assets were transferred as a result of the decision to outsource M2(TM) scanner manufacturing to Hitachi and no technology was transferred. In addition, no write-offs were taken or restructuring charges were incurred in connection with the M2(TM) scanner outsourcing to Hitachi. There has been no change in the method of accounting from transactions between EMG and the Company and all assets not impacted by the restructuring continue to be depreciated in a consistent manner.

     These restructuring charges include employee severance and related costs of $1,613,000, excess facilities costs of $718,000, the write-off of excess inventories of $879,000, the write-off of capital equipment of $389,000 and other costs of $300,000. Workforce reductions involve 93 employees, constituting all employees of EMG. All severance payments for these employees were contractually defined, fixed and communicated during the third quarter of 2000.

     Of these restructuring costs, $2,713,000 are included in cost of sales and $1,186,000 are included in research and development costs. Approximately $1,268,000 of the total restructuring costs, which relate to the write-off of excess inventories and capital equipment, do not involve future cash payments.

     Approximately $360,000 in severance and related costs and $139,000 of other costs were paid during 2000. Employment at EMG was reduced by 40 employees as of December 30, 2000. The fixed asset write down resulted from a decision to immediately terminate the manufacture of M2(TM) recording heads, take the underlying assets out of service and hold those assets for sale. Actual losses on sales of fixed assets were $333,000 lower than expected. Approximately $2,192,000 in accrued liabilities remained at December 30, 2000 for lease payments due on excess facilities, severance and related costs.

     Approximately $637,000 in restructuring costs were paid during the first six months of 2001. Employment at EMG was reduced by 24 employees during the first six months to 29 employees at June 30, 2001. Excess facilities exposure and other related costs were reduced by $235,000 with the signing of a new lease. Approximately $1,320,000 of accruals related to this restructuring remain at June 30, 2001.

     The following table summarizes the activity to date related to the restructuring which occurred in the third quarter of 2000:

                                                                          FIXED
                                     SEVERANCE                INVENTORY   ASSET
                                        AND        EXCESS      WRITE-     WRITE
                                      RELATED    FACILITIES     DOWN      DOWN    OTHER   TOTAL
                                     -----------------------------------------------------------
(In thousands)
Restructuring charges..............   $1,613       $ 718        $ 879     $ 389   $ 300   $3,899
Asset write downs..................       --          --         (879)       --      --     (879)
Loss on sale of assets.............       --          --           --       (56)     --      (56)
Cash payments......................     (360)         --           --        --    (139)    (499)
Additional charges/adjustments.....       74          41           --      (333)    (55)    (273)
                                     -----------------------------------------------------------
Balance, December 30, 2000.........   $1,327       $ 759           --        --   $ 106   $2,192
                                     ===========================================================
Cash payments (unaudited)..........     (547)        (33)          --        --     (57)    (637)
Additional charges/adjustments
  (unaudited)......................       --        (186)          --        --     (49)    (235)
                                     -----------------------------------------------------------
Balance, June 30, 2001
  (unaudited)......................   $  780       $ 540        $  --     $  --   $  --   $1,320
                                     ===========================================================

     During the third quarter of 1999, management determined that the division of the Company into three operating segments was no longer appropriate due to the amount of overhead required to maintain this structure. The Company incurred $2,446,000 in pretax restructuring charges to combine its three operating segments under common management. These costs included severance, outplacement and benefits for the resulting workforce reduction of approximately 143 employees. All areas of the Company were impacted by the workforce reduction. Approximately $664,000 of these costs were included in cost of sales, $1,453,000 were included in selling, general and administrative costs and $328,000 were included in research and development costs.

     Severance and related costs of $2,154,000 were paid in cash during 1999. The remaining severance and related cost accruals were paid during the first half of 2000.

     The following table summarizes the activity related to the 1999 restructuring reserve for 1999 and 2000:

                                               SEVERANCE
                                                  AND
                                                RELATED
                                               ---------
(In thousands)
Restructuring charges........................   $ 2,446
Cash payments................................    (2,154)
                                                -------
Balance, January 1, 2000.....................       292
Cash payments................................      (292)
                                                -------
Balance, December 30, 2000...................   $    --
                                                =======

NOTE 12 -- CONTINGENCIES

     The Company is, from time to time, subjected to certain claims, assertions or litigation by outside parties as part of its ongoing business operations. The outcomes of any such contingencies are not expected to have a material adverse impact on the financial condition or results of the operations of the Company.

     During 1999 the Company was engaged in a patent dispute with Ecrix Corporation, whereby the Company alleged unauthorized use of Exabyte patents by Ecrix. When negotiations failed, a series of Complaints and Cross-Complaints were filed by both parties. In June 2000 the parties entered into a settlement agreement. Ecrix agreed to reimburse the Company for $450,000 of legal fees associated with the dispute. In addition, Ecrix issued a $300,000 note payable, which was paid in December 2000, to the Company as well as 400,000 shares of Ecrix Series D preferred stock, with an estimated fair value of $0.80 per share. The Company is accounting for the investment in Series D preferred stock using the cost method. The investment is included in other long-term assets in the accompanying balance sheet.

     The Company has entered a development agreement with Hitachi Ltd. for the development of certain M3(TM) components and manufacture of engineering prototypes. Under this agreement, the Company has a maximum obligation of approximately $2,500,000 for development activities, $700,000 for prototype parts and $2,800,000 for tooling costs. Expenses of $800,000 have been incurred under this agreement through June 30, 2001. Under this agreement, which is cancelable by either party by giving notice and, without cost or penalty, the Company will retain all technology rights for data storage applications. Neither party is obligated to pay royalties. Amounts are expensed based upon the performance of services by Hitachi or receipt of engineering prototypes.

NOTE 13 -- INVESTMENT IN CREEKPATH SYSTEMS, INC.

     In December 1999, the Company formed a wholly owned subsidiary, CreekPath Systems Inc. ("CreekPath"), and received 10,000 shares of CreekPath common stock in exchange for $1,000. CreekPath is a developer of solutions, which enable the economical delivery of managed storage services. CreekPath had no operations during 1999.

     During 2000, the Company received 8,500,000 shares of CreekPath Series A Convertible preferred stock in exchange for the contribution of certain intellectual property and $3,312,000 which includes cash, payment of operating expenses on behalf of CreekPath and fixed assets. Until December 20, 2000, Exabyte owned 100% of the outstanding common and preferred stock of CreekPath. Accordingly, the Company consolidated the results of CreekPath into the Company's financial statements.

     On December 20, 2000, CreekPath sold 16,550,000 shares of Series B Convertible preferred stock in exchange for (1) the conversion of approximately $2,100,000 in convertible bridge loans with Exabyte, whereby Exabyte received 1,500,000 shares of Series B convertible preferred stock; and (2) $15,500,000 in cash proceeds from outside investors. Of the total offering, 5,000,000 shares were issued to outside investors in January 2001 and the related proceeds of $5,000,000 were received subsequent to year end. As a result of this transaction, Exabyte no longer controlled CreekPath as the Company held less than a majority of the outstanding voting stock. Accordingly, the Company's investment was accounted for on the equity method as of December 20, 2000, on a prospective basis.

     Series A and B preferred stock have essentially identical rights which include (1) voting rights identical to common stock; (2) a liquidation preference over common stock; and (3) conversion rights, at the option of the holder, into an equal number of common shares. All of the outstanding common and preferred shares of CreekPath are not registered with the Securities and Exchange Commission under the Securities Act of 1933, as amended, and have further contractual restrictions on subsequent sales.

     As of December 30, 2000 and for the fiscal year then ended, CreekPath had the following balance sheet and results of operations:

(In thousands)
Balance Sheet:
Current assets, including cash of
  $9,547..........................   $ 9,688
Non-current assets................     2,427
                                     -------
                                     $12,115
                                     =======
Current liabilities...............   $ 1,743
Stockholders' equity..............    10,372
                                     $12,115
                                     =======
Results of operations:
  Revenue.........................   $   230
  Costs and expenses..............     5,188
                                     -------
  Net loss........................   $(4,958)
                                     =======

     During 2000, the majority of CreekPath's revenue related to contracted services. Exabyte reflected losses of $4,607,000 through consolidation and $414,000 of losses under the equity method. As of December 30, 2000, the Company's carrying amount of its investment in CreekPath was $343,000, which is recorded in other long-term assets. The remaining investment was written off under the equity method during the first quarter of 2001.

NOTE 14 -- SUBSEQUENT EVENTS

     On January 29, 2001, the Company issued a warrant to purchase up to 150,000 shares of common stock at a price of $1.50 per share to its investment advisor. The warrants have a term of one year.

     On April 12, 2001, the Company entered into an agreement with a private investor, whereby the Company agreed to issue 1,500,000 shares of Series G preferred stock to the investor for total proceeds of $3,000,000. The dividends accrue at a rate of 9% per annum and are compounded if not paid. Dividends must be paid in cash, except that they may be paid in shares of common stock, at a price of $2.00 per share, if we are prohibited from paying cash dividends under any agreement in place as of April 16, 2001. Our bank line of credit agreement with Congress Financial Corporation currently prohibits the payment of cash dividends. Series G preferred stock also participates in any dividends on the common stock, when and if declared, on an as-converted basis. Series G preferred stock has a liquidation preference over common stock and conversion rights, at the option of the holder, into shares of common stock at a conversion price of $2.40 per share, subject to adjustment. The holder of the Series G preferred stock is entitled to vote with shares of common stock (and not as a separate class) on an as-converted basis at any annual or special meeting of the Company's stockholders; provided, however, that without the prior written unanimous consent of the Series G preferred stock, the Company may not take certain actions, including asset transfer or acquisition (which terms are defined in the Certificate of Designation). The Company has agreed to register for resale the shares of Series G preferred stock as well as the underlying shares of common stock issuable upon conversion, or payment of dividends when, as and if, declared by the board of directors on the Series G preferred stock. The terms of the Series G share purchase agreement prohibit the Company, except for certain permitted issuances, from selling common stock, or securities convertible or exercisable into common stock during the period ended June 15, 2001 for a price per share, or having an exercise or conversion price per share, of less than $2.40. In that case, the Company is required to pay an amount in cash equal to the difference between the sale price and $2.40 multiplied by the number of shares of common stock into which the Series G preferred stock is then convertible. The Company is also prohibited from taking certain actions, such as an asset transfer or acquisition, without the unanimous prior written consent of the Series G preferred stock holders.

     As of December 30, 2000, the Company owned 80,000 shares of Series B Preferred Stock and 83,000 shares of Series C Preferred Stock in HighGround Systems Inc. These shares had a net book value $0 at December 30, 2000. In April 2001, Sun Microsystems purchased HighGround Systems Inc., and as a result, the Company received 96,000 shares of Sun Microsystems common stock. The Company sold 85,000 of these shares during the second quarter of 2001 and received cash proceeds and recorded a gain of $1,719,000.

NOTE 15 -- SUBSEQUENT EVENTS (UNAUDITED)

     As of June 30, 2001, the Company was in violation of the tangible net worth covenant of its line of credit agreement with Congress Financial Corporation. The lender subsequently agreed to waive this past event of default and amend the tangible net worth covenant.

     On August 22, 2001 the Company, Ecrix Corporation, certain lenders and certain investors entered into an Agreement and Plan of Merger. Under this agreement, Exabyte will issue 10,000,000 shares of its common stock in exchange for all the outstanding common and preferred shares of Ecrix. In addition, as a part of the merger, certain Ecrix shareholders have agreed to purchase 9,650,000 shares of Series H preferred stock of Exabyte at a price of $1.00 per share and make bridge loans to the Company for up to $2,000,000. The bridge loans convert to Series H preferred stock at closing of the Merger. This merger will be accounted for by Exabyte using the purchase method of accounting for a business combination. If either party terminates the agreement under certain circumstances described in the agreement, it is required to pay a termination fee of $1,000,000. In addition, if the Company terminates the agreement, it has agreed to repay the promissory notes issued on the date of execution of the Merger Agreement. As of September 17, 2001, the promissory notes total $1,500,000.

ECRIX CORPORATION FINANCIAL STATEMENTS

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Ecrix Corporation

     In our opinion, the accompanying balance sheets and the related statements of operations, stockholders' deficit and cash flows present fairly, in all material respects, the financial position of Ecrix Corporation at February 29, 2000 and February 28, 2001, and the results of its operations and its cash flows for each of the three years in the period ended February 28, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
------------------------------------------------------
PricewaterhouseCoopers LLP

Denver, Colorado
September 20, 2001

                               ECRIX CORPORATION
                                 BALANCE SHEETS

                                                     FEBRUARY 29,   FEBRUARY 28,     MAY 31,
                                                         2000           2001           2001
                                                     ------------   ------------   ------------
                                                                                   (UNAUDITED)
ASSETS
Current assets:
     Cash and cash equivalents                       $  2,529,000   $  3,188,000   $      6,000
     Short-term investments                            12,600,000     11,875,000     10,357,000
     Accounts receivable, net                             643,000      1,264,000      1,120,000
     Inventories, net                                   2,891,000      4,706,000      4,825,000
  Other current assets                                    145,000         93,000         69,000
                                                     ------------   ------------   ------------
     Total current assets                              18,808,000     21,126,000     16,377,000
Property and equipment, net                             2,660,000      2,203,000      1,955,000
Other assets                                               93,000         89,000         88,000
                                                     ------------   ------------   ------------
     Total assets                                    $ 21,561,000   $ 23,418,000   $ 18,420,000
                                                     ============   ============   ============
LIABILITIES, MANDATORILY REDEEMABLE CONVERTIBLE
PREFERRED STOCK AND STOCKHOLDERS' DEFICIT
Current liabilities:
  Accounts payable                                   $  1,348,000   $    834,000   $     82,000
  Accrued expenses and other                            1,403,000      2,004,000      2,207,000
  Current portion of capital lease obligations            569,000        411,000        330,000
  Current portion of line of credit and promissory
     note                                                 637,000      1,585,000      1,264,000
                                                     ------------   ------------   ------------
     Total current liabilities                          3,957,000      4,834,000      3,883,000
Long-term portion of capital lease obligations            542,000        131,000         75,000
Long-term portion of line of credit and promissory
  note                                                    597,000        525,000        432,000
                                                     ------------   ------------   ------------
     Total liabilities                                  5,096,000      5,490,000      4,390,000
                                                     ------------   ------------   ------------
Commitments and contingencies (Notes 2 and 9)
Mandatorily redeemable convertible preferred stock     41,520,000     49,111,000     49,651,000
STOCKHOLDERS' DEFICIT
Common stock, $0.001 par value, 70,000,000 shares
  authorized; 5,326,287, 5,412,627 and 6,185,127
  shares issued and outstanding                             5,000          5,000          6,000
Additional paid-in capital                                144,000     13,381,000     12,996,000
Accumulated deficit                                   (25,204,000)   (44,569,000)   (48,623,000)
                                                     ------------   ------------   ------------
     Total stockholders' deficit                      (25,055,000)   (31,183,000)   (35,621,000)
                                                     ------------   ------------   ------------
     Total liabilities, mandatorily redeemable
     convertible preferred stock and stockholders'
     deficit                                         $ 21,561,000   $ 23,418,000   $ 18,420,000
                                                     ============   ============   ============

   The accompanying notes are an integral part of these financial statements

                               ECRIX CORPORATION
                            STATEMENTS OF OPERATIONS

                                            YEAR ENDED                      THREE-MONTHS ENDED
                            ----------------------------------------------------------------------
                            FEBRUARY 28,   FEBRUARY 29,   FEBRUARY 28,     MAY 31,       MAY 31,
                                1999           2000           2001          2000          2001
                            ------------   ------------   ------------   -----------   -----------
                                                                                (UNAUDITED)
Revenues                    $        --    $  1,571,000   $ 10,678,000   $ 1,565,000   $ 3,335,000
Cost of revenues                     --       2,415,000      9,096,000     1,410,000     2,634,000
                            -----------    ------------   ------------   -----------   -----------
Gross profit (loss)                  --        (844,000)     1,582,000       155,000       701,000
                            -----------    ------------   ------------   -----------   -----------
Operating expenses:
  Selling, general and
     administrative           3,361,000      10,021,000     14,300,000     3,518,000     2,939,000
  Research and development    3,437,000       4,564,000      5,500,000     1,314,000     1,913,000
  Litigation settlement              --              --      1,566,000            --            --
                            -----------    ------------   ------------   -----------   -----------
          Total operating
            expenses          6,798,000      14,585,000     21,366,000     4,832,000     4,852,000
                            -----------    ------------   ------------   -----------   -----------
Loss from operations         (6,798,000)    (15,429,000)   (19,784,000)   (4,677,000)   (4,151,000)
                            -----------    ------------   ------------   -----------   -----------
Other income (expense):
  Interest income               284,000         694,000        704,000       175,000       153,000
  Interest expense              (90,000)       (206,000)      (285,000)      (69,000)      (56,000)
                            -----------    ------------   ------------   -----------   -----------
          Net loss           (6,604,000)    (14,941,000)   (19,365,000)   (4,571,000)   (4,054,000)
                            -----------    ------------   ------------   -----------   -----------
Less accretion of
  preferred stock                    --              --       (900,000)           --      (540,000)
                            -----------    ------------   ------------   -----------   -----------
Net loss available to
  common stockholders       $(6,604,000)   $(14,941,000)  $(20,265,000)  $(4,571,000)  $(4,594,000)
                            ===========    ============   ============   ===========   ===========

    The accompanying notes are an integral part of the financial statements

                               ECRIX CORPORATION
                      STATEMENTS OF STOCKHOLDERS' DEFICIT

                                                         ADDITIONAL
                                       COMMON STOCK        PAID-IN     ACCUMULATED
                                     SHARES     AMOUNT     CAPITAL       DEFICIT         TOTAL
                                    ---------   ------   -----------   ------------   ------------
Balance, February 28, 1998          5,437,000   $5,000   $   148,000   $(3,659,000)   $ (3,506,000)
  Repurchase and cancellation of
     restricted common stock          (96,000)     --         (4,000)           --          (4,000)
  Issuance of stock upon exercise
     of stock options                  12,000      --          2,000            --           2,000
          Net loss                         --      --             --    (6,604,000)     (6,604,000)
                                    ---------   ------   -----------   ------------   ------------
Balance, February 28, 1999          5,353,000   5,000        146,000   (10,263,000)    (10,112,000)
  Repurchase and cancellation of
     restricted common stock          (27,000)     --         (2,000)           --          (2,000)
          Net loss                         --      --             --   (14,941,000)    (14,941,000)
                                    ---------   ------   -----------   ------------   ------------
Balance, February 29, 2000          5,326,000   5,000        144,000   (25,204,000)    (25,055,000)
  Issuance of Series D2 preferred
     stock warrants for cash               --      --        195,000            --         195,000
  Warrant valuation and beneficial
     conversion feature (see Note
     5)                                    --      --     13,861,000            --      13,862,000
  Repurchase and cancellation of
     restricted common stock          (20,000)     --         (2,000)           --          (2,000)
  Issuance of stock upon exercise
     of stock options                 106,000      --         83,000            --          83,000
  Accretion of preferred stock             --      --       (900,000)           --        (900,000)
          Net loss                         --      --             --   (19,365,000)    (19,365,000)
                                    ---------   ------   -----------   ------------   ------------
Balance, February 28, 2001          5,412,000   5,000     13,381,000   (44,569,000)    (31,183,000)
  Issuance of stock upon exercise
     of stock options (unaudited)     773,000   1,000        155,000            --         156,000
  Accretion of preferred stock
     (unaudited)                           --      --       (540,000)           --        (540,000)
          Net loss (unaudited)             --      --             --    (4,054,000)     (4,054,000)
                                    ---------   ------   -----------   ------------   ------------
Balance, May 31, 2001 (unaudited)   6,185,000   $6,000   $12,996,000   $(48,623,000)  $(35,621,000)
                                    =========   ======   ===========   ============   ============

   The accompanying notes are an integral part of these financial statements

                               ECRIX CORPORATION
                            STATEMENTS OF CASH FLOWS

                                                           YEAR ENDED                      THREE MONTHS ENDED
                                           ----------------------------------------------------------------------
                                           FEBRUARY 28,   FEBRUARY 29,   FEBRUARY 28,     MAY 31,       MAY 31,
                                               1999           2000           2001          2000          2001
                                           ----------------------------------------------------------------------
                                                                                               (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss available to common
  stockholders...........................  $(6,604,000)   $(14,941,000)  $(20,265,000)  $(4,571,000)  $(4,594,000)
Adjustments to reconcile net loss to net
  cash used in operating activities:
  Depreciation...........................      298,000         855,000      1,246,000       269,000       364,000
  Noncash charge for accretion of
    mandatorily redeemable convertible
    preferred stock......................           --              --        900,000            --       540,000
  Noncash investment income..............           --        (239,000)            --            --            --
  Inventory reserves.....................           --         146,000        130,000       (43,000)     (161,000)
  Allowance for doubtful accounts........           --         105,000         29,000       (13,000)      (42,000)
  Issuance of preferred stock upon
    settlement of lawsuit................           --              --        816,000            --            --
Changes in operating assets and
  liabilities:
  Accounts receivable....................       28,000        (712,000)      (650,000)     (322,000)      186,000
  Inventories............................      (36,000)     (3,037,000)    (1,945,000)   (2,518,000)       42,000
  Other assets...........................      (54,000)        (91,000)        56,000      (258,000)       25,000
  Accounts payable.......................      252,000       1,071,000       (514,000)      465,000      (752,000)
  Accrued expenses and other.............      292,000         988,000        601,000       106,000       203,000
                                           ----------------------------------------------------------------------
      Net cash used in operating
         activities......................   (5,824,000)    (15,855,000)   (19,596,000)   (6,885,000)   (4,189,000)
                                           ----------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of short-term investments......           --    (223,729,000)            --            --            --
Proceeds from maturity of short-term
  investments............................           --     211,368,000        725,000     3,711,000     1,518,000
Payments for other assets................      (31,000)        (43,000)            --            --            --
Acquisition of property and equipment....     (712,000)     (1,745,000)      (789,000)       16,000      (114,000)
                                           ----------------------------------------------------------------------
      Net cash provided by (used in)
         investing activities............     (743,000)    (14,149,000)       (64,000)    3,727,000     1,404,000
                                           ----------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Principal payments on capital lease
  obligations............................     (203,000)       (473,000)      (569,000)     (143,000)     (137,000)
Proceeds from sale-leaseback of assets...      215,000         541,000             --            --            --
Repurchase and cancellation of common
  stock..................................       (4,000)         (2,000)        (2,000)           --            --
Proceeds from issuance of preferred stock
  and warrants, net......................        9,000      27,594,000     19,931,000            --            --
Proceeds from issuance of common stock...        2,000              --         83,000        63,000       156,000
Proceeds from issuance of notes
  payable................................           --       3,728,000        916,000     1,099,000            --
Repayments of notes payable..............           --        (686,000)       (40,000)           --      (414,000)
                                           ----------------------------------------------------------------------
      Net cash provided by (used in)
         financing activities............       19,000      30,702,000     20,319,000     1,019,000      (395,000)
                                           ----------------------------------------------------------------------
Net increase (decrease) in cash and cash
  equivalents............................   (6,548,000)        698,000        659,000    (2,139,000)   (3,182,000)
Cash and cash equivalents, beginning of
  period.................................    8,379,000       1,831,000      2,529,000     2,529,000     3,188,000
                                           ----------------------------------------------------------------------
Cash and cash equivalents, end of
  period.................................  $ 1,831,000    $  2,529,000   $  3,188,000   $   390,000   $     6,000
                                           ======================================================================
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
  INFORMATION
  Cash payments for interest.............  $    85,000    $    199,000   $    285,000   $    69,000   $    55,000
SUPPLEMENTAL DISCLOSURE OF NONCASH
  INVESTING AND FINANCING ACTIVITIES
  Equipment acquired pursuant to capital
    lease obligations....................  $   937,000    $    108,000   $     41,000   $        --   $        --
  Leasehold improvements financed with
    note payable.........................           --         292,000             --            --            --
  Exchange of note payable for
    mandatorily redeemable Series D
    convertible preferred stock..........           --       2,500,000             --            --            --

                               ECRIX CORPORATION
                         NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION OF THE COMPANY AND A SUMMARY OF ITS SIGNIFICANT ACCOUNTING POLICIES

THE COMPANY

Ecrix Corporation ("Ecrix" or the "Company") was incorporated under the laws of Delaware on April 25, 1996. Ecrix Corporation designs, manufactures, markets and sells a new family of high-capacity, high-performance tape storage products. Ecrix's tape storage products are based on a technology called VXA(R) which incorporates variable speed, overscanning technology and discrete packet formats. This VXA(R) architecture incorporates new, patentable technologies that result in improvements in tape drive reliability and permit Ecrix to build cost-effective products. Our customers use our tape data storage products for their computer systems, networks and workstations, primarily for data backup and archival applications.

MERGER WITH EXABYTE CORPORATION

     On August 22, 2001 the Company, Exabyte Corporation, certain lenders and certain investors entered into an Agreement and Plan of Merger. Under this agreement, Exabyte will issue 10,000,000 shares of its common stock in exchange for all the outstanding common and preferred shares of Ecrix. In addition, as a condition of the merger, certain Ecrix shareholders have agreed to purchase 9,650,000 shares of Series H preferred stock of Exabyte at a price of $1.00 per share. If either party terminates the agreement under certain circumstances described in the agreement, it is required to pay a termination fee of $1,000,000. In addition, certain Ecrix stockholders agreed to lend to Exabyte up to $2,000,000 in exchange for promissory notes issued by Exabyte. In the event the merger closes, the loans and accrued interest will be credited against the purchase price of the Exabyte Series H preferred stock. In the event the merger does not close, the lenders will have the option to require Ecrix to issue shares of, as yet unauthorized, Series D-3 preferred stock.

RISKS AND UNCERTAINTIES

The Company has completed several rounds of private equity financing with its last round, which closed in September 2000, totaling $19.9 million (net). The Company, however, has incurred substantial losses and negative cash flows from operations in each fiscal period since inception. For the year ended February 28, 2001, the Company incurred a loss from operations of $19.4 million and negative cash flows from operations of $19.6 million. As of February 28, 2001, the Company has an accumulated deficit of $44.6 million. Management expects operating losses and negative cash flows to continue over the short term and anticipates that losses will continue due to additional costs and expenses related to product development and sales and marketing activities. Certain of these costs could be reduced if working capital decreased significantly. The Company has a borrowing facility with a bank (see Note 4) under which the Company may borrow up to $9,300,000, or a lesser amount based on a certain formula contained in the agreement. The borrowing facility requires the Company to comply with certain financial and non-financial covenants. The ability of the Company to maintain compliance with the financial covenants is contingent upon the Company generating additional revenue and maintaining a minimum stockholders' equity balance.

In the event of a shortfall in revenues and cash flows, management believes the Company has the ability to significantly reduce operating expenses such that current working capital and currently available financing alternatives are adequate to meet cash needs and to satisfy the financial covenants of the borrowing facility. Failure to generate sufficient revenues, raise additional capital or borrowings, or reduce certain discretionary spending could have a material adverse impact on the Company's ability to continue as a going concern and to meet its intended business objectives.

                               ECRIX CORPORATION
                         NOTES TO FINANCIAL STATEMENTS

USE OF ESTIMATES

The preparation of these financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ materially from these estimates.

UNAUDITED INTERIM FINANCIAL INFORMATION

The unaudited interim financial statements as of May 31, 2001 and for the three months ended May 31, 2000 and 2001 have been prepared on the same basis as the audited financial statements and, in the opinion of management, reflect all normal recurring adjustments necessary to present fairly the financial information set forth therein, in accordance with generally accepted accounting principles. The results of operations for the interim periods are not necessarily indicative of the results to be expected for future periods.

REVENUE RECOGNITION

In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 ("SAB"), "Revenue Recognition in Financial Statements", as amended. SAB 101 provides guidance regarding the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. The Company adopted SAB 101 in 2000; however, the adoption did not have a material impact on the Company's financial position or results of operations for any period.

The revenue recognition policy for product sales depends on the sales channel utilized by the Company. Revenue for product sales to end-user customers is recognized when all of the following criteria have been met: (a) evidence of an arrangement exists, (b) delivery to the customer has occurred, (c) the price to the customer is fixed and determinable, and (d) collectibility is reasonably assured. Sales to OEMs, value-added distributors (VADs), value-added resellers
(VARs) and other distributors (collectively, the "Indirect Channel") are generally subject to agreements allowing certain rights of return with respect to unsold products and price protection. Revenue and associated costs of sales for product sales to the Indirect Channel is deferred and then recognized upon final sell-through to the final end-user.

The Company provides service warranty rights to customers, which are accounted for under SFAS No. 5, "Accounting for Contingencies". To date, the estimated warranty obligations have not been significant.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents at February 28, 2001 and February 29, 2000 consisted principally of cash in checking accounts and money market funds, the fair value of which approximates cost.

SHORT-TERM INVESTMENTS

The Company classifies all short-term investments as available-for-sale securities. Accordingly, these investments are carried at cost which approximates fair value. Short-term investments generally have maturities of less than one year from the date of purchase. At February 28, 2001, short-term investments consisted of corporate bonds and government securities.

INVENTORIES

Inventories consist mainly of finished goods. Inventories are stated at the lower of cost or market, cost being determined by the first-in, first-out method. Appropriate consideration has been given to obsolescence, excessive levels, deterioration and other factors in evaluating net realizable value.

                               ECRIX CORPORATION
                         NOTES TO FINANCIAL STATEMENTS

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of three years for computer equipment, three to five years for furniture and equipment and three to five years for machinery and tooling. Equipment acquired pursuant to capital lease obligations and leasehold improvements are amortized over the shorter of the useful life or the term of the related lease, which is included within depreciation expense. Maintenance and repairs are charged to expense when incurred.

Assets under capital lease were $3,023,000, $3,064,000 and $3,052,000 as of February 29, 2000, February 28, 2001 and May 31, 2001 respectively. Related accumulated depreciation was $1,881,000, $2,304,000 and $2,544,000 at February 29, 2000, February 28, 2001 and May 31, 2001 respectively.

The Company periodically evaluates the recoverability of property and equipment in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. SFAS 121 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets.

CONCENTRATION OF CREDIT RISK AND SIGNIFICANT CUSTOMERS

Financial instruments that potentially subject the Company to concentrations of credit risk primarily consist of cash and cash equivalents, short-term investments and accounts receivable. Substantially all of the Company's cash and cash equivalents are invested in highly liquid money market funds with financial institutions. Short-term investments consist of corporate bonds and government securities. The Company sells its products principally to the indirect channel, including OEMs and distributors. The Company performs ongoing credit evaluations of its customers and maintains an allowance for potential credit losses. Credit losses to date have been consistent with management's estimates.

One customer accounted for 24% of total revenue during the year ended February 28, 2001.

The Company's accounts receivable were concentrated with one customer at February 28, 2001 (representing 10% of aggregate receivables).

ADVERTISING COSTS

Advertising costs are expensed as incurred. Advertising costs were $85,000, $1,596,000 and $2,511,000 for the years ended February 28, 1999, February 29, 2000 and February 28, 2001, respectively.

INCOME TAXES

Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable earnings. Valuation allowances are established when necessary to reduce deferred tax assets to the amount more likely than not to be realized.

STOCK-BASED COMPENSATION

Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123") permits the use of either a fair value based method or the method defined in Accounting Principles Board Opinion 25, Accounting for Stock Issued to Employees ("APB No. 25") to account for stock-based compensation arrangements. The Company has elected to recognize the costs of

                               ECRIX CORPORATION
                         NOTES TO FINANCIAL STATEMENTS

stock-based compensation arrangements with employees under the provisions of APB No. 25, and has included the pro forma disclosures required under SFAS No. 123.

RESEARCH AND DEVELOPMENT

Research and development costs are expensed as incurred.

RECLASSIFICATIONS

Certain amounts in the prior year financial statements have been reclassified to be consistent with the current year presentation.

SEGMENT INFORMATION
The Company has adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". SFAS 131 also establishes standards reporting information regarding operating segments and related disclosures about products and services, geographic areas and major customers. Currently, all operations of the Company are considered one operating segment. The Company will continue to review the internal reporting structure for future changes that could result in disclosures of segments under SFAS 131.

The following table details revenues from external customers by geographic area:

                                          YEAR ENDED                        THREE MONTHS ENDED
                         ------------------------------------------------------------------------
                         FEBRUARY 28,    FEBRUARY 29,    FEBRUARY 28,     MAY 31,       MAY 31,
                             1999            2000            2001           2000          2001
                         ------------    ------------    ------------    ----------    ----------
United States              $    --        $  907,000     $ 6,863,000     $  942,000    $2,273,000
Other                           --           664,000       3,815,000        623,000     1,062,000
                           -------        ----------     -----------     ----------    ----------
                           $    --        $1,571,000     $10,678,000     $1,565,000    $3,335,000
                           =======        ==========     ===========     ==========    ==========

RECENT ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board (FASB) issued, SFAS No 133, "Accounting for Delivering Instruments and Hedging Activities." SFAS No 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at fair market value. SFAS No 133, as recently amended, is effective for fiscal years beginning after June 15, 2000. Management believes the adoption of SFAS No 133 will not have a material effect or the Company's financial position or results of operations.

In March 2000, the Emerging Issues Task Force (EITF) issued EITF 00-02, "Accounting for Web Site Development Costs." EITF 00-02 provides guidance on accounting for web site development costs and is effective fiscal quarters beginning after June 30, 2000. The adoption of EITF 00-02 did not have a material effect on the Company's financial position or the results of operations.

In March 2000, the FASB issued Interpretation No. 44 (FIN 44), "Accounting for Certain Transactions involving Stock Compensation -- an Interpretation of APB Opinion 25." FIN 44 is effective July 1, 2000 and clarifies the application of APB 25 for certain matters, specifically (a) the definition of an employee for purposes of applying APB 25, (b) the criteria for determining whether a plan qualifies as a non compensatory plan, (c) the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. The adoption of FIN 44 did not have a material impact on the Company's financial position or the results of operations.

                               ECRIX CORPORATION
                         NOTES TO FINANCIAL STATEMENTS

In June of 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard No. 141, "Business Combinations" ("FAS 141") and Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets" ("FAS 142").

FAS 141 requires that all purchase business combinations must be accounted for using the purchase method. Under this method, the purchase price of an acquired business is allocated to the individual tangible and intangible assets acquired and liabilities assumed based upon the estimated fair values at the date of acquisition. If the purchase price exceeds the amounts assigned to assets acquired and liabilities assumed, the excess is recognized as goodwill. After initial recognition, goodwill and intangible assets acquired in the business combination must be accounted for under FAS 142. FAS 141 is effective for the Company for all business combinations initiated after June 30, 2001. The Company believes that, once effective, this bulletin will not have a material impact on the Company's results of operations.

FAS 142 requires that after a company allocates the purchase price in accordance with FAS 141, the assets acquired, liabilities assumed, and goodwill must be assigned to one or more reporting units based upon certain criteria outlined in FAS 142. In addition, goodwill will no longer be amortized. Instead, companies are required to test goodwill for impairment at the reporting unit level by (1) determining the fair values of the reporting units and comparing them with their carrying values and (2) if the fair value of a reporting unit is less than its carrying amount, measure the amount of impairment loss, if any, by comparing the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of reporting unit goodwill exceeds its implied fair value, that excess should be recognized as an impairment loss. FAS 142 is effective for the Company for any goodwill acquired in a business combination entered into after June 30, 2001. The remaining provisions of the Statement are effective for the year ending December 31, 2002. The Company believes that, once effective, this bulletin will not have a material impact on the Company's results of operations.

2.  PURCHASE COMMITMENT

At February 28, 2001, the Company had committed to purchase 19,500 tape storage drives valued at approximately $7,700,000 from Aiwa Co. Ltd. ("Aiwa"), located in Japan. Under the terms of the agreement with Aiwa, the Company was committed to take delivery of the drives through August 31, 2001. However, approximately 5,700 of these drives were delivered through September 20, 2001.

In August 2001, the terms of the agreement with Aiwa were renegotiated, and a Memorandum of Understanding ("MOU") was signed which outlines the basis for an amendment to the formal supply agreement. The MOU establishes a process for the termination of the Company's manufacturing agreement with Aiwa and the transfer of the manufacturing of our tape drives to another Japanese drive manufacturer. The Company is in discussions with Aiwa regarding the formal termination of the supply agreement and certain other matters.

                               ECRIX CORPORATION
                         NOTES TO FINANCIAL STATEMENTS

3.  BALANCE SHEET COMPONENTS

                                              FEBRUARY 29,   FEBRUARY 28,     MAY 31,
                                                  2000           2001          2001
                                              -----------------------------------------
                                                                            (UNAUDITED)
ACCOUNTS RECEIVABLE, NET:
Accounts receivable                           $   748,000    $ 1,398,000    $ 1,212,000
Less allowance for doubtful accounts             (105,000)      (134,000)       (92,000)
                                              -----------------------------------------
                                              $   643,000    $ 1,264,000    $ 1,120,000
                                              =========================================
INVENTORIES, NET:
Finished goods                                $ 3,037,000    $ 4,982,000    $ 4,940,000
Less inventory reserves                          (146,000)      (276,000)      (115,000)
                                              -----------------------------------------
                                              $ 2,891,000    $ 4,706,000    $ 4,825,000
                                              =========================================
PROPERTY AND EQUIPMENT, NET:
Computer equipment                            $ 1,582,000    $ 1,953,000    $ 2,052,000
Office furniture and equipment                    699,000        797,000        796,000
Machinery and tooling                             785,000      1,087,000      1,095,000
Leasehold improvements                            797,000        815,000        815,000
                                              -----------------------------------------
                                                3,863,000      4,652,000      4,758,000
Less accumulated depreciation                  (1,203,000)    (2,449,000)    (2,803,000)
                                              -----------------------------------------
                                              $ 2,660,000    $ 2,203,000    $ 1,955,000
                                              =========================================
ACCRUED EXPENSES AND OTHER:
Accrued payroll and employee benefits         $   677,000    $   837,000    $   798,000
Accrued liabilities                               526,000        665,000        950,000
Deferred distributor income                       200,000        502,000        459,000
                                              -----------------------------------------
                                              $ 1,403,000    $ 2,004,000    $ 2,207,000
                                              =========================================

4.  DEBT AND OTHER BORROWING ARRANGEMENTS

LINE OF CREDIT

Under the terms of a bank loan and security line of credit (the "line of credit") in place at February 28, 2001, the Company could borrow the lesser of $9.3 million or a lesser amount determined by a formula applied to eligible inventory, accounts receivable and existing borrowings. The line of credit bears interest at a variable rate equal to the bank's prime lending rate plus 1.5% (10.0% at February 28, 2001). The revolving line of credit expires on June 29, 2002. Amounts borrowed under the line of credit are secured by substantially all of the assets of the Company. The line of credit requires the Company to meet certain financial ratios, including a requirement to maintain a minimum stockholders equity balance (as defined) of $12,000,000 and prohibits certain transactions (including, but not limited to, changes in ownership, dispositions of property, mergers, and the payment of dividends). The Company was in compliance with these financial covenants as of February 28, 2001.

In July and August 2001, the Company was in default of the minimum stockholders' equity balance covenant and received a waiver from the financial institution and subsequently re-negotiated the minimum stockholders' equity balance covenant to be $8.0 million for the months July through October 2001, and $5.5 million beginning November 2001 until the expiration of the loan agreement in June 2002.

                               ECRIX CORPORATION
                         NOTES TO FINANCIAL STATEMENTS

PROMISSORY NOTE

In connection with the Company's lease for additional facilities entered into during fiscal year 2000, the Company entered into an unsecured promissory note payable for a total of $292,000 with the lessor. The note is payable in monthly installments of $5,000 beginning in January 2000 and bears interest at 8.5% annually.

Debt outstanding under the line of credit and promissory note was as follows:

                                               FEBRUARY 29,   FEBRUARY 28,
                                                   2000           2001
                                               ------------   ------------
Amount due under line of credit                 $  952,000    $ 1,861,000
Amount due under promissory note                   282,000        249,000
                                                ----------    -----------
                                                 1,234,000      2,110,000
Less current portion                              (637,000)    (1,585,000)
                                                ----------    -----------
Long-term debt                                  $  597,000    $   525,000
                                                ==========    ===========

Maturities of long-term debt are as follows:

2002                                                          $ 1,585,000
2003                                                              350,000
2004                                                               42,000
2005                                                               46,000
2006                                                               50,000
Thereafter                                                         37,000
                                                              -----------
                                                                2,110,000
Less current portion                                          $(1,585,000)
                                                              -----------
                                                              $   525,000
                                                              ===========

CAPITAL LEASE OBLIGATIONS

The Company has entered into various capital lease agreements covering office equipment, computer hardware and software, and other equipment.

Future minimum lease payments at February 28, 2001 for these leases are as follows:

2002                                                          $ 446,000
2003                                                            135,000
                                                              ---------
Total minimum lease payments                                    581,000
Less amount representing interest                               (39,000)
                                                              ---------
Present value of lease payments                                 542,000
Less current portion                                           (411,000)
                                                              ---------
                                                              $ 131,000
                                                              =========

                               ECRIX CORPORATION
                         NOTES TO FINANCIAL STATEMENTS

5.  MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK

The Company is authorized to issue 55,000,000 shares of mandatorily redeemable convertible preferred stock ($0.01 par value), which is designated as follows at February 28, 2001:

                                        SHARES ISSUED AND
                       NUMBER OF           OUTSTANDING
                         SHARES     --------------------------   LIQUIDATION
                       AUTHORIZED     NUMBER      NET PROCEEDS     AMOUNT
                       ----------   -----------   ------------   -----------
Series A               1,420,875     1,420,875    $   560,000    $   568,000
Series B               2,612,275     2,591,650      2,587,000      2,592,000
Series C               4,894,118     4,879,412      8,279,000      8,295,000
Series D               16,000,000   15,368,224     30,910,000     31,351,000
Series D1              10,000,000    9,708,737     19,737,000     19,806,000
Series D2              20,000,000           --             --             --
Undesignated              72,732            --             --             --
                       ----------   ----------    -----------    -----------
                       55,000,000   33,968,898    $62,073,000    $62,612,000
                       ==========   ==========    ===========    ===========

Net proceeds disclosed in the table above are net of stock issuance costs. Series D proceeds includes $816,000 related to the issuance of shares pursuant to a litigation settlement (see Note 9). Holders of mandatorily redeemable convertible preferred stock have certain rights, preferences and restrictions as follows:

DIVIDENDS

Holders of Series A, Series B, Series C, Series D, Series D1 and D2 Preferred Stock shall be entitled to receive dividends, when and if declared by the Board of Directors, but only out of funds that are legally available. No cash dividends have been declared as of February 28, 2001.

VOTING RIGHTS

Shares of all preferred stock generally have the same voting rights as common stock. The holders of the preferred stock, voting separately as a single class, shall be entitled to elect three directors to serve on the Corporation's Board of Directors. The remaining six directors shall be elected by the common stockholders, voting together as a class.

LIQUIDATION

In the event of liquidation, dissolution or winding up of the Corporation, including a merger or consolidation of the Company, or the sale, lease or other disposition of all or substantially all of the assets of the Corporation, the holders of Series D1 and D2 Preferred shall be entitled to be paid out of the assets of the Corporation an amount with respect to each share of Series Preferred equal to the sum of (A) the Original Series issue price of $2.04 plus
(B) all declared but unpaid dividends. If, upon any such liquidation, distribution, or winding up, the assets shall be insufficient to make payment in full to all holders of Series D1 Preferred and Series D2 Preferred, then such assets shall be distributed among the holders of Series D1 Preferred and Series D2 Preferred at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled.

After payment of the full liquidation preference of the Series D1 Preferred and Series D2 Preferred, the holders of Series A, Series B, Series C and Series D Preferred shall be entitled to be paid out of the assets of the Corporation an amount with respect to each share of Series Preferred equal to the sum of (A) the Original Series issue price of $.40, $1.00, $1.70 and $2.04, respectively, plus (B) all declared but unpaid

                               ECRIX CORPORATION
                         NOTES TO FINANCIAL STATEMENTS

dividends. If, upon any such liquidation, distribution, or winding up, the assets shall be insufficient to make payment in full to all holders of Series A, Series B, Series C and Series D Preferred, then such assets shall be distributed among the holders of Series A, Series B, Series C and Series D Preferred at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled.

REDEMPTION

The Company shall redeem one third of the Series B, Series C, Series D, Series D1 and Series D2 shares issued and outstanding at February 28, 2001 on February 27, 2004, 2005 and 2006. The redemption value per share is equal to $1.00 and $1.70 for Series B and Series C, respectively, and $2.04 for Series D, Series D1 and Series D2 stock.

CONVERSION

Each share of Series A, Series B, Series C, Series D, Series D1 and Series D2 stock was, as of February 28, 2001, convertible into one share of common stock at the option of the holder, subject to adjustments for any future stock splits, stock combinations, stock dividends or other similar transactions.

Each share of Series Preferred shall automatically convert into shares of Common Stock immediately upon the closing of an effective registration statement under the Securities Act of 1933 with an offering price per share of at least $10.00 which results in aggregate cash proceeds of at least $20,000,000.

MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK WARRANTS

In connection with the issuance of mandatorily redeemable Series D1 convertible preferred stock, the Company issued 19,417,474 warrants for the purchase of Series D2 stock. The warrants were issued with an exercise price of $2.04 per share. As of February 28, 2001, the warrants had not been exercised. These warrants expire in fiscal 2006.

The Company determined the value of the warrants to be $11,046,000, based on the Black-Scholes option pricing model. This amount was recorded as an offset to mandatorily redeemable convertible preferred stock. Additionally, in connection with the issuance of these warrants, the Company recognized a beneficial conversion charge of $2,815,000. These amounts are being accreted to additional paid-in capital from the date of issuance of the warrants until February 27, 2006, being the final redemption date of the mandatorily redeemable convertible preferred stock.

6.  COMMON STOCK

RESTRICTED COMMON STOCK

As of February 28, 2001 and February 29, 2000, 44,250 and 549,514 shares, respectively, of the Company's common stock are subject to a reverse vesting schedule involving a repurchase right by the Company at a price equal to the value of the shares as of the date of issuance and 11,250 and 108,600 shares, respectively, of the Company's common stock are subject to forfeiture upon termination prior to vesting. Vesting generally occurs over four years from the date of employment. In accordance with the terms of the Stock Restriction Agreements, all nonvested shares are nontransferable.

7.  EMPLOYEE BENEFITS

STOCK OPTION PLAN

Effective March 1, 1998, the Company established the 1998 Incentive Stock Option Plan ("1998 Plan"), which provides for the granting of incentive and nonincentive options to employees, directors, and

                               ECRIX CORPORATION
                         NOTES TO FINANCIAL STATEMENTS

consultants of the Company. This plan was terminated during fiscal year 2000 and the 1999 Incentive Stock Option Plan ("1999 Plan") was then established. In September 2000, the Company amended the Plan to increase the number of shares authorized by an additional 2,000,000 shares. The terms of the options granted may not exceed 10 years.

Options are generally granted with exercise prices equal to the fair market value of the Company's common stock as of the date of the grant, and typically vest over a four-year period. The weighted-average grant-date fair value of options granted during the years ended February 28, 1999, February 29, 2000 and February 28, 2001 was $0.15, $0.33 and $0.07, respectively.

Stock option activity was as follows:

                                                               OPTIONS OUTSTANDING
                                                            --------------------------
                                                                          WEIGHTED-
                                               OPTIONS                     AVERAGE
                                            AVAILABLE FOR   NUMBER OF   EXERCISE PRICE
                                                GRANT        SHARES       PER SHARE
                                            -------------   ---------   --------------
    Balance, February 28, 1998                4,734,000           --        $  --
      Granted                                (1,326,000)    1,326,000        0.33
      Exercised                                      --      (12,000)        0.17
      Forfeited                                  63,000      (63,000)        0.17
                                             ----------     ---------
    Balance, February 28, 1999                3,471,000     1,251,000        0.34
      Granted                                (3,258,000)    3,258,000        1.17
      Forfeited                                 264,000     (264,000)        0.96
                                             ----------     ---------
    Balance, February 29, 2000                  477,000     4,245,000        0.94
      Additional options authorized           2,000,000           --
      Granted                                (2,435,000)    2,435,000        0.36
      Exercised                                      --     (106,000)        0.78
      Forfeited                                 277,000     (277,000)        0.87
                                             ----------     ---------
    Balance, February 28, 2001                  319,000     6,297,000        0.76
      Granted (unaudited)                       (68,000)      68,000         0.20
      Exercised (unaudited)                          --     (773,000)        0.20
      Forfeited (unaudited)                     488,000     (488,000)        0.62
                                             ----------     ---------
    Balance, May 31, 2001 (unaudited)           739,000     5,104,000        0.80
                                             ==========     =========

                               ECRIX CORPORATION
                         NOTES TO FINANCIAL STATEMENTS

Information regarding options outstanding and exercisable by a range of exercise prices as of February 28, 2001 is as follows:

                                                        STOCK OPTIONS VESTED
                STOCK OPTIONS OUTSTANDING                  AND EXERCISABLE
    -------------------------------------------------   ---------------------
                              WEIGHTED-     WEIGHTED-               WEIGHTED-
                               AVERAGE       AVERAGE                 AVERAGE
                              REMAINING     EXERCISE                EXERCISE
     EXERCISE    NUMBER OF   CONTRACTUAL    PRICE PER   NUMBER OF   PRICE PER
      PRICE       SHARES     LIFE (YEARS)     SHARE      SHARES       SHARE
     --------    ---------   ------------   ---------   ---------   ---------
    $0.10-0.17    732,000        7.73         $0.17      334,000      $0.17
      $0.20      2,052,000       9.79          0.20       68,000       0.20
      $0.53       340,000        7.63          0.53      129,000       0.53
    $1.00-1.20   3,173,000       8.76          1.17      269,000       1.17
                 ---------                               -------
                 6,297,000                               800,000
                 =========                               =======

STOCK-BASED COMPENSATION

The Company applies APB 25 and related interpretations in accounting for stock option grants to employees under its stock option plans. Because the exercise prices of the options are equal to the estimated market price of the underlying common stock on the date of the grant, no compensation cost has been recognized in the Company's financial statements. Pro forma disclosures assuming compensation cost had been determined based on the fair value of stock options at the grant dates in accordance with SFAS 123 is as follows:

                                                         YEAR ENDED
                                         ------------------------------------------
                                         FEBRUARY 28,   FEBRUARY 29,   FEBRUARY 28,
                                             1999           2000           2001
                                         ------------   ------------   ------------
    Net loss available to common
      stockholders:
    As reported                          $(6,604,000)   $(14,941,000)  $(20,265,000)
    Pro forma                            $(6,625,000)   $(15,091,000)  $(20,461,000)

The estimates of weighted-average grant-date fair values of options granted and option compensation for fiscal 2001 and 2000 have been estimated using the minimum value method with the following weighted-average assumptions:

                                                         YEAR ENDED
                                         ------------------------------------------
                                         FEBRUARY 28,   FEBRUARY 29,   FEBRUARY 28,
                                             1999           2000           2001
                                         ------------   ------------   ------------
    Volatility                                  0%              0%             0%
    Risk-free interest rate                   5.1%            6.7%           5.6%
    Expected option life                   4 years       4-6 years      4-6 years
    Dividend yield                            None            None           None

8.  INCOME TAXES

At February 28, 2001, the Company has net operating loss carryforwards and research tax credits of approximately $42 million and $24 million, respectively, which may be used to offset future taxable income. These carryforwards expire beginning in fiscal 2011 through 2021. The Internal Revenue Code

                               ECRIX CORPORATION
                         NOTES TO FINANCIAL STATEMENTS

places certain limitations on the annual amount of net operating loss carryforwards which can be utilized if certain changes in the Company's ownership occur. Future changes in the Company's ownership may, therefore, limit the use of such carryforward benefits.

Components of the Company's deferred tax assets are as follows:

                                                       FEBRUARY 29,   FEBRUARY 28,
                                                           2000           2001
                                                       ------------   ------------
    Current deferred tax assets:
      Accrued benefits                                 $   104,000    $    145,000
      Reserves and allowances                              147,000         304,000
                                                       -----------    ------------
                                                           251,000         449,000
                                                       -----------    ------------
    Noncurrent deferred tax assets:
      Inventory                                            141,000         282,000
      Other                                                 14,000          10,000
      Fixed assets                                              --         108,000
      Net operating loss carryforwards                   8,912,000      15,667,000
      Research credit carryforward                         494,000         494,000
                                                       -----------    ------------
                                                         9,561,000      16,561,000
                                                       -----------    ------------
    Total gross deferred tax assets, net                 9,812,000      17,010,000
    Valuation allowance                                 (9,812,000)    (17,010,000)
                                                       -----------    ------------
    Net deferred tax assets                            $        --    $         --
                                                       ===========    ============

The gross deferred tax assets have been reduced by a valuation allowance because it is currently more likely than not that such benefits will not be realized.

The income tax benefit differs from the amount computed by applying the U.S. federal income tax rate to loss before income taxes for the following reasons:

                                                           FEBRUARY 29,   FEBRUARY 28,
                                                               2000           2001
                                                           ------------   ------------
U.S. federal income tax benefit at statutory rate          $(5,080,000)   $(6,584,000)
Unrecognized benefit due to valuation allowance              5,732,000      7,198,000
State income tax benefit, net of federal expense              (491,000)      (637,000)
Other nondeductible items                                     (160,000)        23,000
                                                           -----------    -----------
Income tax benefit                                         $        --    $        --
                                                           ===========    ===========

9.  COMMITMENTS AND CONTINGENCIES

OPERATING LEASE COMMITMENTS

In the prior year, the Company entered into two noncancelable operating leases for facilities, which expire in 2006 and 2007. The Company also leases certain office equipment under noncancelable operating leases.

                               ECRIX CORPORATION
                         NOTES TO FINANCIAL STATEMENTS

Future minimum lease payments for all noncancelable operating leases having remaining terms in excess of one year at February 28, 2001 are as follows:

    2002                                                   $  920,000
    2003                                                      965,000
    2004                                                    1,011,000
    2005                                                    1,061,000
    2006                                                    1,014,000
    Thereafter                                                487,000
                                                           ----------
    Total minimum lease obligations                        $5,458,000
                                                           ==========

Rent expense totaled $251,000, $649,000 and $889,000 for the years ended February 28, 1999, February 29, 2000 and February 28, 2001, respectively.

LITIGATION SETTLEMENT AGREEMENT

On June 23, 2000, the Company entered into a Settlement Agreement with a competitor based on claims alleging patent infringement and certain other charges. The Settlement Agreement represents the full and final resolution of all claims that were raised between the parties as well as any and all other claims, known or unknown. Per the terms of the Settlement Agreement, the Company paid the competitor $750,000 and 400,000 shares of Series D Preferred Stock. The Company recorded these shares at the fair value of the stock, totaling $816,000.

                              INDEX TO APPENDICES

A. Agreement and Plan of Merger by and among Exabyte Corporation, Bronco Acquisition, Inc., Ecrix Corporation, certain Investors and Certain Lenders, dated as of August 22, 2001


Exhibit 7.10                     Affiliate Letter
Exhibit 7.16                     Lock Up Agreement


B.   Fairness Opinion of Broadview International, LLC

C.   Fairness Opinion of The Wallach Company/McDonald Investments, Inc.

D. Form of Amendment to Restated Certificate of Incorporation (Increase in Authorized Capital)

E.   Form of Amendment to Restated Certificate of Incorporation (Reverse Split)

F. Section 262 of the Delaware General Corporation Law (Delaware Appraisal Rights Statute)

                                   APPENDIX A

                                 EXECUTION COPY

                          AGREEMENT AND PLAN OF MERGER
                                     AMONG

                              EXABYTE CORPORATION,
                           BRONCO ACQUISITION, INC.,
                               ECRIX CORPORATION,
                                CERTAIN LENDERS,
                                      AND
                               CERTAIN INVESTORS

                          DATED AS OF AUGUST 22, 2001

                               TABLE OF CONTENTS

                                                                        PAGE
                                                                        ----
ARTICLE I THE MERGER.................................................     1
  1.1    The Merger..................................................     1
  1.2    The Closing.................................................     1
  1.3    Effective Date and Time.....................................     1
  1.4    Certificate of Incorporation of the Surviving Corporation...     2
  1.5    Bylaws of the Surviving Corporation.........................     2
  1.6    Effects of Merger...........................................     2
  1.7    Directors and Officers......................................     2
  1.8    Conversion of Shares........................................     3
  1.9    Tax-Free Reorganization.....................................     6
ARTICLE II PURCHASE OF CONVERTIBLE SECURED PROMISSORY NOTES..........     6
  2.1    The Loan....................................................     6
  2.2    Delivery....................................................     7
ARTICLE III PURCHASE OF SERIES H CONVERTIBLE PREFERRED STOCK.........     7
  3.1    Authorization; Agreement To Sell And Purchase...............     7
  3.2    Closing, Delivery and Payment...............................     8
  3.3    Rights and Preferences of Series H Shares...................     8
  3.4    Registration Agreement......................................     8
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF THE COMPANY.............     8
  4.1    Organization................................................     8
  4.2    Enforceability..............................................     8
  4.3    Capitalization..............................................     9
  4.4    Subsidiaries and Affiliates.................................    10
  4.5    No Approvals; No Conflicts..................................    10
  4.6    Financial Statements........................................    11
  4.7    Absence of Certain Changes or Events........................    11
  4.8    Taxes.......................................................    12
  4.9    Property....................................................    14
  4.10   Contracts...................................................    16
  4.11   Customers and Suppliers.....................................    17
  4.12   Warranties and Returns......................................    17
  4.13   Claims and Legal Proceedings................................    17
  4.14   Labor and Employment Matters................................    17
  4.15   Employee Benefit Plans......................................    18
  4.16   Personnel...................................................    21
  4.17   Intellectual Property.......................................    21
  4.18   Accounts Receivable.........................................    23
  4.19   Inventory...................................................    23
  4.20   Corporate Books and Records.................................    24
  4.21   Licenses, Permits, Authorizations, etc......................    24
  4.22   Compliance With Laws........................................    24
  4.23   Insurance...................................................    24

                                                                        PAGE
                                                                        ----
  4.24   Brokers or Finders..........................................    25
  4.25   Bank Accounts...............................................    25
  4.26   Insider Interests...........................................    25
  4.27   Compliance with Environmental Laws..........................    25
  4.28   Information Supplied by the Company.........................    26
  4.29   Full Disclosure.............................................    26
  4.30   Absence of Undisclosed Liabilities..........................    26
  4.31   Government Contracts........................................    27
ARTICLE V REPRESENTATIONS AND WARRANTIES OF INVESTORS AND LENDERS
  REGARDING SECURITIES MATTERS.......................................    27
  5.1    Requisite Power and Authority...............................    27
  5.2    Investment Representations..................................    27
  5.3    Investor Bears Economic Risk................................    27
  5.4    Acquisition for Own Account.................................    28
  5.5    Investor and Lender Can Protect Its Interest................    28
  5.6    Accredited Investor.........................................    28
  5.7    Parent Information..........................................    28
  5.8    Rule 144....................................................    28
  5.9    Information Furnished by Investors and Lenders..............    28
ARTICLE VI REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB...
                                                                         29
  6.1    Organization................................................    29
  6.2    Enforceability..............................................    29
  6.3    Capitalization..............................................    30
  6.4    Subsidiaries and Affiliates.................................    31
  6.5    No Approvals; No Conflicts..................................    31
  6.6    Financial Statements........................................    31
  6.7    Absence of Certain Changes or Events........................    32
  6.8    Taxes.......................................................    33
  6.9    Property....................................................    35
  6.10   Contracts...................................................    36
  6.11   Customers and Suppliers.....................................    37
  6.12   Warranties and Returns......................................    37
  6.13   Claims and Legal Proceedings................................    38
  6.14   Labor and Employment Matters................................    38
  6.15   Employee Benefit Plans......................................    38
  6.16   Personnel...................................................    41
  6.17   Intellectual Property.......................................    41
  6.18   Accounts Receivable.........................................    44
  6.19   Inventory...................................................    44
  6.20   Corporate Books and Records.................................    44
  6.21   Licenses, Permits, Authorizations, etc......................    44
  6.22   Compliance With Laws........................................    44

                                                                        PAGE
                                                                        ----
  6.23   Insurance...................................................    45
  6.24   Brokers or Finders..........................................    45
  6.25   Insider Interests...........................................    45
  6.26   Compliance with Environmental Laws..........................    45
  6.27   Information Supplied by Parent..............................    46
  6.28   Full Disclosure.............................................    46
  6.29   Absence of Undisclosed Liabilities..........................    46
  6.30   Government Contracts........................................    46
  6.31   Securities -- Parent Common Stock...........................    47
  6.32   Securities -- H Shares and Notes............................    47
  6.33   SEC Documents; Parent Financial Statements..................    47
ARTICLE VII CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND MERGER
  SUB................................................................    48
  7.1    Accuracy of Representations and Warranties..................    48
  7.2    Performance of Agreements...................................    48
  7.3    Compliance Certificate......................................    48
  7.4    No Material Adverse Change..................................    48
  7.5    Approvals...................................................    48
  7.6    Secretary's Certificate.....................................    48
  7.7    Compliance With Laws........................................    49
  7.8    Stockholder Approval........................................    49
  7.9    Legal Proceedings...........................................    49
  7.10   Affiliate Letters...........................................    49
  7.11   Termination of Certain Agreements...........................    49
  7.12   Dissenter Rights Exercised Greater Than 20% of Stock........    49
  7.13   Consents to Merger..........................................    49
  7.14   Receipt of Loan from Company................................    50
  7.15   Amendment to Certificate....................................    50
  7.16   Lock-Up Agreements..........................................    50
  7.17   SEC Effectiveness...........................................    50
  7.18   Series H Purchase...........................................    50
ARTICLE VIII CONDITIONS PRECEDENT TO OBLIGATIONS OF THE COMPANY......    50
  8.1    Accuracy of Representations and Warranties..................    50
  8.2    Performance of Agreements...................................    50
  8.3    Compliance Certificate......................................    51
  8.4    No Material Adverse Change..................................    51
  8.5    Approvals and Consents......................................    51
  8.6    Secretary's Certificate.....................................    51
  8.7    Compliance With Laws........................................    51
  8.8    Legal Proceeding............................................    51
  8.9    Stockholder Approval........................................    51
  8.10   Parent's Trading Market Listing.............................    52
  8.11   S-4 Effectiveness...........................................    52

                                                                        PAGE
                                                                        ----
  8.12   Congress Consent............................................    52
ARTICLE IX CONDITIONS PRECEDENT TO OBLIGATIONS OF THE INVESTORS......    52
  9.1    Closing of the Merger.......................................    52
  9.2    Compliance With Laws........................................    52
  9.3    Registration Rights Agreement...............................    52
ARTICLE X COVENANTS..................................................    52
  10.1   Conduct of Business by the Company Pending the Merger.......    52
  10.2   Conduct of Business by Parent Pending the Merger............    54
  10.3   Access to Information; Confidentiality......................    56
  10.4   Notification of Certain Matters.............................    57
  10.5   Further Action; Best Efforts................................    57
  10.6   Approval of Parent Stockholders; Preparation of Proxy
         Statement...................................................    57
  10.7   Company Stockholder Approval................................    58
  10.8   Preparation of S-4..........................................    58
  10.9   Parent Common Stock.........................................    59
  10.10  Dissenting Shares...........................................    59
  10.11  Publicity...................................................    59
  10.12  No Solicitation, etc........................................    59
  10.13  Regulatory and Other Approvals..............................    60
  10.14  Company Employees...........................................    61
  10.15  Rights Agreement............................................    61
ARTICLE XI TERMINATION, AMENDMENT AND WAIVER.........................    62
  11.1   Termination.................................................    62
  11.2   Effect Of Termination.......................................    63
  11.3   Amendment...................................................    63
  11.4   Waiver......................................................    63
ARTICLE XII GENERAL..................................................    64
  12.1   No Survival of Representations and Warranties...............    64
  12.2   Expenses....................................................    64
  12.3   Notices.....................................................    64
  12.4   Severability................................................    65
  12.5   Entire Agreement............................................    65
  12.6   Assignment..................................................    65
  12.7   Parties in Interest.........................................    65
  12.8   Governing Law; Jurisdiction; Venue..........................    65
  12.9   No Third-Party Beneficiary..................................    66
  12.10  Counterparts................................................    66

                                    EXHIBITS


Exhibit 7.10.................................  Affiliate Letter
Exhibit 7.16.................................  Lock Up Agreement

                          AGREEMENT AND PLAN OF MERGER

     This Agreement and Plan of Merger (this "Agreement") is made and entered into as of August 22, 2001, by and among Exabyte Corporation, a Delaware corporation ("Parent"), Bronco Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Merger Sub"), Ecrix Corporation, a Delaware corporation (the "Company"), the investors listed on the signature page of this Agreement (the "Investors") and the lenders listed on the signature pages of this Agreement (the "Lenders").

                                    RECITALS

     A. The Company, Parent and Merger Sub believe it advisable and in their respective best interests to effect a merger of the Company and Merger Sub pursuant to this Agreement (the "Merger").

     B. The Board of Directors of the Company has approved this Agreement and the Merger as required by applicable law, and will submit this Agreement to the Company's stockholders for their approval.

     C. The Boards of Directors of Parent and Merger Sub and the sole stockholder of Merger Sub have approved this Agreement and the Merger as required by applicable law.

                                   AGREEMENT

     In consideration of the terms of this Agreement, the parties hereto agree as follows:

                                   ARTICLE I

                                   THE MERGER

1.1  The Merger

     Upon the terms and subject to the conditions of this Agreement, at the Effective Time (as defined in Section 1.3) the separate existence of Merger Sub shall cease and Merger Sub shall be merged with and into the Company, and the Company shall continue as the surviving corporation in the Merger and a wholly owned subsidiary of Parent (the Company as the surviving corporation after the Merger is sometimes referred to herein as the "Surviving Corporation").

1.2  The Closing

     Upon the terms and subject to the conditions of this Agreement, the closing of the Merger (the "Closing") shall take place on the earliest practicable business day (the "Closing Date"), but not later than the fifth business day, after the satisfaction or waiver of the conditions set forth in Articles VII and VIII at 10 a.m. local time at the offices of Holland & Hart LLP, Suite 500, 1050 Walnut Street, Boulder, CO 80302, or such other date, time or location as Parent and the Company shall agree.

1.3  Effective Date and Time

     On the Closing Date and upon the terms and subject to the conditions of this Agreement, the Company and Merger Sub shall cause the appropriate certificate (the "Certificate of Merger") substantially in the form attached as
Exhibit 1.3 complying with the applicable provisions of the Delaware General Corporate Law ("DGCL") to be properly executed and filed with the Secretary of State of the State of Delaware (the "Delaware Secretary of State"). The Merger shall become effective on the date (the "Effective Date") and at the time (the "Effective Time") of filing of the Certificate of Merger or at such other time as may be specified in the Certificate of Merger as filed. If the Delaware Secretary of State requires any changes in the Certificate of Merger as a condition to filing or to issuing its certificate to the effect that the Merger is effective, Parent, Merger Sub and the Company will execute any necessary revisions incorporating such changes, provided such changes are not materially inconsistent with and do not result in any material change in the terms of this Agreement.

1.4  Certificate of Incorporation of the Surviving Corporation

     At the Effective Time, the Certificate of Incorporation of Merger Sub as in effect immediately prior to the Effective Time shall become the Certificate of Incorporation of the Surviving Corporation, except that the name of the corporation shall set forth therein shall be changed to the name of the Company. Thereafter, the Certificate of Incorporation of the Surviving Corporation may be amended in accordance with its terms and as provided by law.

1.5  Bylaws of the Surviving Corporation

     At the Effective Time, the Bylaws of Merger Sub as in effect immediately prior to the Effective Time shall become the Bylaws of the Surviving Corporation, except that the name of the corporation set forth therein shall be changed to the name of the Company. Thereafter, the Bylaws may be amended or repealed in accordance with their terms and the Certificate of Incorporation of the Surviving Corporation and as provided by law.

1.6  Effects of Merger

     The Surviving Corporation shall, by virtue of the Merger and in accordance with the DGCL, possess all the properties and rights and be subject to all the liabilities of the Company and Merger Sub. From and after the Effective Time, the Merger shall have all effects provided by applicable law.

1.7  Directors and Officers

     At the Effective Time, the directors of Merger Sub shall continue in office as the directors of the Surviving Corporation and the officers of the Merger Sub shall continue in office as the officers of the Surviving Corporation, and such directors and officers shall hold office in accordance with and subject to the Certificate of Incorporation and Bylaws of the Surviving Corporation. At the Effective Time,(i) the number of members of the Board of Directors of Parent (the "Board") shall be increased to seven (7), (ii) Parent shall remove or accept the resignations of two members of the Board, and (iii) the resulting vacancies on the Board shall be filled by the election of G. Jackson Tankersley, Jr., William J. Almon, Sr. and Juan A. Rodriguez ("Company Designees") as directors of Parent, each to serve until the next annual meeting of stockholders of Parent at which such directorship is up for reelection and until their successors are elected and qualified. These directors shall be placed in one or more classes of directors whose staggered terms expire at the 2002, 2003 and 2004 Annual Meetings of stockholders of Parent, respectively. Except as provided in the last sentence of this Section 1.7 the Parent agrees to take all action necessary such that the Parent's Board of Directors shall at all times include three directors (or such greater number of directors as shall constitute the maximum number of members that represent a numerical minority of the Board) who are nominated by the Company Designees and included in the slate of proposed directors put forth by the Parent to its stockholders and recommended for election in the proxy solicitation materials disseminated by the Parent. Upon the death, resignation or removal of any Company Designee, Parent will cause the vacancy to be filled by a subsequent designee recommended by the remaining Company Designees then serving on the Board. The Company Designees shall be covered by any directors' and officers' liability insurance maintained from time to time on the same terms as the other members of the Board and shall be entitled to the benefit of any indemnification arrangements applicable to other members of the Board. The Company Designees shall have the right to receive all fees paid and options and other awards granted and expenses reimbursed to non-employee directors generally, except that in the event that any Company Designee shall also be an employee of Parent, such Company Designee shall only be entitled to receive compensation for his service on the Board of Directors consistent with the policies of Parent's Board of Directors governing the compensation of employee directors generally. If at any time, the Investors shall beneficially own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as currently in effect) less than 30% of the then outstanding voting power of all classes of the Parent's voting securities, the number of directors that Parent shall be obligated to include on the Board of Directors pursuant to the fourth sentence of this Section 1.7 shall be reduced so that the number of Company Designees expressed as a percentage of the entire Board of Directors is approximately equal to the percentage of the outstanding voting power then beneficially owned by the Investors rounded to the nearest whole directorship but in any event not a majority; provided, however that if the Investors shall beneficially own less than 10% of the outstanding voting power of all classes of the Parent's voting securities, the number of Company Designees shall be zero.

1.8  Conversion of Shares

     1.8.1  Exchange Ratios

     As of the Effective Time, by virtue of the Merger and without any action on the part of the Company, Merger Sub, Parent or any of their respective stockholders:

          (a) All shares of any class of capital stock of the Company held by the Parent, Merger Sub or any other subsidiary of the Parent or held by the Company as treasury shares shall be canceled.

          (b) The outstanding shares of preferred stock of the Company (the "Company Preferred Stock"), other than shares of Company Preferred Stock for which dissenters' rights are perfected and shares canceled pursuant to paragraph (a) above, shall be converted into the right to receive up to 9,000,000 shares of Parent's common stock, $0.001 par value per share ("Parent Common Stock"), with the exchange ratio for each series of Company Preferred Stock to be as follows (each, a "Company Preferred Stock Exchange Ratio"):

             (i) Each issued and outstanding share of the Company's Series D-1 Preferred Stock (other than dissenters shares) shall be converted into the right to receive .82400 shares of Parent Common Stock (the "Series D-1 Preferred Stock Exchange Ratio").

             (ii) Each issued and outstanding share of the Company's Series D Preferred Stock (other than dissenters shares) shall be converted into the right to receive .04857 shares of Parent Common Stock.

             (iii) Each issued and outstanding share of the Company's Series C Preferred Stock (other than dissenters shares) shall be converted into the right to receive .04048 shares of Parent Common Stock.

             (iv) Each issued and outstanding share of the Company's Series B Preferred Stock (other than dissenters shares) shall be converted into the right to receive .02371 shares of Parent Common Stock.

             (v) Each issued and outstanding share of the Company's Series A Preferred Stock (other than dissenters shares) shall be converted into the right to receive .00952 shares of Parent Common Stock.

          (c) The outstanding shares of common stock of the Company (the "Company Common Stock" and together with the Company Preferred Stock, the "Company Capital Stock"), other than shares of Company Common Stock for which dissenters' rights are perfected and shares that are canceled pursuant to paragraph 1.8.1(a) above, shall be converted into the right to receive a total of 1,000,000 shares of Parent Common Stock, with each outstanding share of Company Common Stock converted into the right to receive a number of shares of Parent Common Stock equal to (i) 1,000,000 divided by (ii) the total number of shares of Company Common Stock outstanding immediately prior to the Effective Time (the "Company Common Stock Exchange Ratio") provided that the 1,000,000 shares of Parent Common Stock issuable to holders of the Company Common Stock shall be reduced by the number of shares of Parent Common Stock attributable to shares of Company Common Stock for which dissenters' rights have been properly exercised under the DGCL.

          (d) In the event there is any change after the date of this Agreement to the number of shares of Company Preferred Stock to be exchanged as a result of the Merger, the applicable Company Preferred Stock Exchange Ratio shall be appropriately adjusted so that the aggregate number of shares of Parent Common Stock issuable as a result of the Merger upon conversion of the Company

     Preferred Stock shall not exceed 9,000,000 shares (less any shares otherwise issuable to holders of Company Preferred Stock that have properly exercised dissenters' rights under the DGCL). The number of shares of Parent Common Stock shall be appropriately adjusted in the event of a stock split, stock combination or other similar change in the Parent's Capital Stock effected prior to Closing.

          (e) Each issued and outstanding share of capital stock of Merger Sub shall be converted into one share of common stock of the Surviving Corporation.

          (f) Each outstanding Option to purchase shares of Company Common Stock (the "Options") issued pursuant to the Company's 1998 Incentive Stock Option Plan and Equity Incentive Plan (the "Company Option Plans"), each warrant to purchase shares of the Company's Series B Preferred Stock (the "B Warrants") and each warrant to purchase shares of the Company's Series D-2 Preferred Stock (the "D-2 Warrants"), whether or not vested or exercisable, shall, unless such Option, B Warrant or D-2 Warrant shall have been exercised prior to consummation of the Merger, terminate by its terms in connection with the Merger. The Board of Directors of the Company shall take such action or make such determinations as necessary to terminate the Options, B Warrants and D-2 Warrants at the Effective Time of the Merger. Notwithstanding the foregoing, to the extent any B Warrants are exercised prior to the Effective Time, the shares of the Company's Series B Preferred Stock issued upon such exercise shall be converted into shares of Parent Common Stock in accordance with the applicable Company Preferred Stock Exchange Ratio; provided, however, that such Company Preferred Stock Exchange Ratio shall be adjusted to the product of the applicable Company Preferred Stock Exchange Ratio multiplied by a fraction, (i) the numerator of which shall be the aggregate number of shares of the Company's Series B Preferred Stock outstanding as of the date of this Agreement and (ii) the denominator of which shall be the aggregate number of shares of the Company's Series B Preferred Stock outstanding immediately prior to the Effective Time. Notwithstanding the foregoing, to the extent any D-2 Warrants are exercised prior to the Effective Time, the shares of the Company's Series D-2 Preferred Stock issued upon such exercise shall be converted into shares of Parent Common Stock in accordance with the Series D-1 Preferred Stock Exchange Ratio; provided, however, that such Series D-1 Preferred Stock Exchange Ratio shall be adjusted to the product of the Series D-1 Preferred Stock Exchange Ratio multiplied by a fraction, (i) the numerator of which shall be the aggregate number of shares of the Company's Series D-1 Preferred Stock outstanding as of the date of this Agreement and
     (ii) the denominator of which shall be the aggregate number of shares of the Company's Series D-1 Preferred Stock and Series D-2 Preferred Stock outstanding immediately prior to the Effective Time.

          (g) Holders of shares of Company Capital Stock who have complied with all the requirements for perfecting dissenters' rights, as required under the DGCL, shall be entitled to their rights under the DGCL with respect to such shares (the "Dissenting Shares"). Notwithstanding the foregoing, if any holder of Dissenting Shares shall effectively withdraw or lose (through failure to perfect or otherwise) the right to dissent, then, as of the later of the Effective Time and the occurrence of such event, such holder's shares shall automatically be converted into and represent only the right to receive the shares of Parent Common Stock to which such holder is then entitled under this Agreement and the DGCL, without interest thereon and upon surrender of the certificate or certificates representing such shares. Notwithstanding any provision of this Agreement to the contrary, any Dissenting Shares held by a stockholder who has perfected dissenter's rights for such shares in accordance with the DGCL shall not be converted into Parent Common Stock pursuant to this Section 1.8.1.

          (h) If, prior to the Effective Time, Parent or the Company effects a subdivision of its outstanding shares into a greater number of shares, or a combination of its outstanding shares into a lesser number of shares, or reorganizes, reclassifies or otherwise changes its outstanding shares into the same or a different number of shares or other classes, or declares a dividend on its outstanding shares payable in shares of its capital stock or securities convertible into shares of its capital stock, then the Company Common Stock Exchange Ratio and the Company Preferred Stock Exchange

     Ratios will be adjusted appropriately so as to maintain the relative proportionate interests of the holders of shares of Company Capital Stock and the holders of shares of Parent Common Stock.

     1.8.2  Exchange of Certificates

     (a) As promptly as practicable after the Effective Time, Parent shall make available to BankBoston, N.A., the "Exchange Agent," the certificates representing the whole shares of Parent Common Stock issued pursuant to Section
1.8.1 in exchange for outstanding shares of Company Capital Stock.

     (b) The Exchange Agent shall mail on or prior to the Closing Date to each holder of record as of the date 10 business days prior to the Closing Date of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Company Capital Stock (and as soon as practicable to stockholders that became holders of Company Capital Stock subsequent to such date), other than shares to be canceled in accordance with
Section 1.8.1(a), (i) a letter of transmittal (the "Letter of Transmittal") in customary form and (ii) instructions for effecting the surrender of the certificates in exchange for certificates representing Parent Common Stock. Upon surrender of a certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent, together with such Letter of Transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, the holder of such certificate shall be entitled to receive in exchange therefor, by the later of (a) ten business days following the Effective Time and (b) ten business days following the surrender of such certificate, a certificate representing that number of whole shares of Parent Common Stock which such holder has the right to receive pursuant to the provisions of Section 1.8.1, and the certificate so surrendered shall forthwith be canceled.

     (c) In the event that any certificates representing shares of Company Capital Stock shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the stockholder claiming such certificate to be lost, stolen or destroyed, Parent shall issue in exchange for such lost, stolen or destroyed certificate the shares of Parent Common Stock that such stockholder is entitled to receive pursuant to Section 1.8.1; provided, however, that Parent may, in its discretion and as a condition precedent to the issuance thereof, require such stockholder to provide Parent with a reasonable and customary indemnity agreement against any claim that may be made against Parent with respect to the certificate alleged to have been lost, stolen or destroyed.

     (d) The shares of Parent Common Stock that each stockholder of the Company shall be entitled to receive pursuant to the Merger shall be deemed to have been issued at the Effective Time. If the Merger Consideration (or any portion thereof) is to be delivered to any person other than the person in whose name the certificate or certificates representing shares of Company Capital Stock surrendered in exchange therefor are registered, it shall be a condition to such exchange that the person requesting such exchange pay to Parent any transfer or other taxes required by reason of the payment of the Merger Consideration to a person other than the registered holder of the certificate or certificates so surrendered, or shall establish to the satisfaction of Parent that such tax has been paid or is not applicable. Notwithstanding anything to the contrary, neither Parent nor any other party hereto shall be liable to a holder of shares of Company Capital Stock for any Merger Consideration delivered to a public official pursuant to applicable law, including abandoned property, escheat and similar laws to the extent required under law to be so delivered.

     (e) Parent or the Exchange Agent will be entitled to deduct and withhold from the Merger Consideration such amounts as Parent or the Exchange Agent are required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld, such amounts will be treated for all purposes of this Agreement as having been paid to the former holder of the Company Capital Stock in respect of whom such deduction and withholding were made by Parent or the Exchange Agent.

     1.8.3  Fractional Shares

     No Parent Common Stock representing a fraction of Parent Common Stock or book-entry credit of the same will be issued pursuant to the Merger, but in lieu thereof each former holder of Company

Capital Stock otherwise entitled to receive a fractional interest in Parent Common Stock will be entitled to receive in accordance with the provisions of this Section 1.8.3 a cash payment in lieu of that fractional interest representing the holder's proportionate interest in the net proceeds from the sale by the Exchange Agent on behalf of all holders otherwise entitled to fractional interests in shares of Parent Common Stock (the "Excess Shares"). The sale of the Excess Shares by the Exchange Agent shall be executed through the Parent's Trading Market. Until the net proceeds of the sale of the Excess Shares have been distributed to the former holders of Company Capital Stock, the Exchange Agent will hold the proceeds in trust for those former holders (the "Excess Shares Trust"). Commissions, transfer taxes and other out-of-pocket transaction costs, including the expenses and compensation, of the Exchange Agent incurred in connection with the sale of the Excess Shares shall be paid from cash held in the Excess Shares Trust. The Exchange Agent shall determine the portion of the Excess Shares Trust to which each former holder of Common Stock shall be entitled, if any, by multiplying the amount of the aggregate net proceeds comprising the Excess Shares Trust by a fraction the numerator of which shall be the fractional interest of Parent Common Stock to which such former holder would otherwise be entitled and the denominator of which is the aggregate amount of fractional interests in Parent Common Stock to which all former holders of Company Capital Stock would otherwise be entitled. As soon as practicable after the determination of the amount of cash, if any, to be paid to former holders of Company Capital Stock in lieu of fractional interests in Parent Common Stock, the Exchange Agent shall make available those amounts to the former holders without interest.

     1.8.4 No Further Transfers; No Further Ownership Rights in Company Capital Stock; No Dividends or Other Distributions

     All shares of Parent Common Stock issued upon the surrender for exchange of shares of Company Capital Stock in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Company Capital Stock, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Company Capital Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, certificates formerly representing shares of Company Capital Stock are presented to the Surviving Corporation, they shall be forwarded to Parent and shall be canceled and exchanged in accordance with this
Section 1.8, unless such certificates for Parent Common Stock have already been issued in respect of such shares in reliance upon an affidavit of loss or otherwise, in any case subject to applicable law in the case of Dissenting Shares. No dividends or other distributions payable with respect to Parent Common Stock shall be paid to the holder of any unsurrendered certificates evidencing Company Capital Stock until such certificates are surrendered and exchanged for shares of Parent Common Stock in accordance with this Agreement.

1.9  Tax-Free Reorganization

     It is intended that the Merger shall constitute a "reorganization" within the meaning of Section 368(a) of the Code, and that this Agreement shall constitute a "plan of reorganization" for purposes of the Code.

                                   ARTICLE II

                PURCHASE OF CONVERTIBLE SECURED PROMISSORY NOTES

2.1  The Loan

     At the time of full execution of this Agreement (the "Execution Time"), pursuant to a Loan and Security Agreement of even date herewith (the "Loan Agreement") Meritage, Centennial and Almon or their respective affiliates (the "Lenders") severally and not jointly agree to lend to Parent the aggregate amount of Two Million Dollars ($2,000,000) (the "Loan Amount"), of which the Lenders' respective participation amounts shall be $1,139,847 for Meritage, $603,688 for Centennial and $256,465 for Almon, against the issuance and delivery by the Parent of convertible secured promissory notes in substantially the form attached hereto as Exhibit 2.1 (the "Notes"); provided, however, that the Loan Amount shall be advanced in two separate installments, the first of which shall be in the amount of One Million Five Hundred Thousand Dollars ($1,500,000) and the second of which shall be subject to the satisfaction of certain conditions contained in the Loan Agreement and shall be in the amount of Five Hundred Thousand Dollars ($500,000), each of which installments shall be advanced by the Lenders on a pro rata basis. In the event of termination of this Agreement, the Notes shall be subject to acceleration, extension or conversion in accordance with the provisions set forth therein.

2.2  Delivery

     At the Execution Time (i) the Lenders shall deliver to Parent certified checks or wire transfer funds in the aggregate amount of One Million Five Hundred Thousand Dollars ($1,500,000) (the "Initial Loan Amount") and (ii) Parent shall issue and deliver to the Lenders (i) Convertible Secured Promissory Notes in favor of the Lenders in their respective participation amounts substantially in the form attached hereto as Exhibit 2.1 and (ii) UCC-1 financing statements or other security documents reasonably satisfactory to the Lenders evidencing a second priority security interest in substantially all the assets of Parent. Upon the satisfaction of the requirements set forth in the Loan Agreement, the Lenders shall deliver to Parent certified checks or wire transfer funds in the aggregate amount of Five Hundred Thousand Dollars ($500,000) (the "Remaining Loan Amount").

                                  ARTICLE III

                PURCHASE OF SERIES H CONVERTIBLE PREFERRED STOCK

3.1  Authorization; Agreement To Sell And Purchase

     3.1.1 On or prior to the Closing, Parent shall authorize the sale and issuance of shares of its Series H Convertible Preferred Stock (the "H Shares") having the rights, preferences, privileges and restrictions set forth in the Certificate of Designations of Powers, Preferences, Qualifications, Limitations and Restrictions of Series H Convertible Preferred Stock of Parent, attached hereto as Exhibit 3.1.1(a) (the "Parent H Certificate").

     3.1.2 At the Closing, Parent hereby agrees to issue and sell to those persons and entities identified as Investors, and each Investor severally agrees to purchase from Parent, the number of H Shares set forth opposite such Investor's name on Exhibit 3.1.2, at a purchase price of One Dollar ($1.00) per Share.

     3.1.3 Notwithstanding the preceding sentence, any amounts that an Investor has advanced to Parent as a loan pursuant to Article II of this Agreement and any unpaid accrued interest on such amounts shall, unless earlier repaid, be credited to such Investor and such Investor's total purchase price for the H Shares under this Article III shall be reduced by the sum of the unpaid principal amount plus any unpaid accrued interest.

     3.1.4 Any amounts to be paid to Parent hereunder shall be paid by certified check or wire transfer of funds to a designated account of Parent, provided that in the event of a wire transfer, wire transfer instructions are delivered to the Investors at least one business day prior to the Closing.

     3.1.5 If prior to the Effective Time, Parent effects a subdivision of its outstanding shares into a greater number of shares, or a combination of its outstanding shares into a lesser number of shares, or reorganizes, reclassifies or otherwise changes its outstanding shares into the same or a different number of shares or other classes, or declares a dividend on its outstanding shares payable in shares of its capital stock or securities convertible into shares of its capital stock, then (i) the number of H Shares, (ii) the purchase price per H Share and (iii) the Series H Conversion Price (as defined in the Parent H Certificate), shall each be proportionately increased or decreased so that the aggregate purchase price of the H Shares shall equal $9,400,000.

3.2  Closing, Delivery and Payment

     At the Closing, Parent will deliver to the Investors certificates representing the number of H Shares to be purchased at the Closing by each Investor, against payment of the purchase price therefor by certified check or wire transfer of immediately available funds.

3.3  Rights and Preferences of Series H Shares

     The rights, preferences, privileges and restrictions of the H Shares shall be as set forth in the Parent H Certificate.

3.4  Registration Agreement

     At Closing, the Parent and the Investors shall execute and deliver a Registration Rights Agreement for the benefit of the Investors in the form set forth hereto as Exhibit 3.4.

                                   ARTICLE IV

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     Except as is otherwise set forth in the Company Disclosure Memorandum attached hereto as Exhibit 4 (the "Disclosure Memorandum") under a reference to the appropriate Section to which such disclosure relates (unless the applicability of such disclosure to any other Section is reasonably apparent in light of the nature of the disclosure), and in order to induce Parent, Merger Sub, each Lender and each Investor to enter into and perform this Agreement and the other agreements and certificates that are required to be executed pursuant to this Agreement (collectively, the "Operative Documents"), the Company represents and warrants to Parent, Merger Sub, each Lender and each Investor as of the date of this Agreement as follows in this ARTICLE IV. The Company shall be deemed to have "knowledge" of a fact or circumstance, if any executive officer or director of the Company has actual knowledge of any such fact or circumstance, including, without limitation, any fact or circumstance brought to the attention of an executive officer or director of the Company by Parent subsequent to the date of this Agreement.

4.1  Organization

     The Company is a corporation duly organized, validly existing and in good standing (to the extent such terms exist) under the laws of the State of Delaware. The Company has all requisite corporate power and authority to own, operate and lease its properties and assets and to carry on its business as now conducted and as currently proposed to be conducted. The Company is duly qualified and licensed as a foreign corporation to do business and is in good standing (to the extent "qualified to do business" and "good standing" exist) in each jurisdiction in which the character of the Company's properties occupied, owned or held under lease or the nature of the business conducted by the Company makes such qualification or licensing necessary, except where the failure to be so qualified or in good standing would not have a Company Material Adverse Effect. For purposes of this Agreement, the term "Company Material Adverse Effect" shall mean any material adverse effect on the business, operations, assets, financial condition or results of operations of the Company; provided, however, that Company Material Adverse Effect shall not include any change, circumstance, event or effect that relates to or results from the announcement or other disclosure or consummation of the transactions contemplated by this Agreement or general economic conditions.

4.2  Enforceability

     The Company has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement and each of the other Operative Documents to which it is a party and each of the certificates, instruments and documents executed or delivered by it pursuant to the terms of this Agreement. All corporate action on the part of the Company and its officers, directors and stockholders necessary for (i) the authorization, execution, delivery and performance of this Agreement and the other Operative Documents to which the Company is a party, (ii) the consummation of the Merger, and (iii) the performance of all the Company's obligations under this Agreement and the other Operative Documents to which the Company is a party, required to be taken as of the Closing, has been taken, or will as of the Closing have been taken. The affirmative vote of (x) a majority of the shares of the Company Capital Stock voting on an as-converted basis, (y) two-thirds of the shares of all classes of Company Preferred Stock voting as a single class, and (z) two-thirds of the shares of the Series D-1 Preferred Stock in favor of a waiver of certain rights under the Company's Restated Certificate of Incorporation is required to duly approve this Agreement and the Merger in accordance with its terms. This Agreement has been, and each of the other Operative Documents to which the Company is a party at the Closing will have been, duly executed and delivered by the Company, and this Agreement is, and each of the other Operative Documents to which the Company is a party will be at the Closing, assuming due authorization, execution and delivery of this Agreement and the other Operative Documents by Parent and Merger Sub, a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as to the effect, if any, of (i) applicable bankruptcy, insolvency, reorganization, moratorium and other similar federal and state laws affecting the rights or remedies of creditors generally and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

4.3  Capitalization

     (a) The authorized capital stock of the Company consists of 125,000,000 shares, consisting of 70,000,000 shares of Company Common Stock, par value $.001 per share, and 55,000,000 shares of Company Preferred Stock, par value $.01 per share. Of the authorized Company Preferred Stock, 1,420,875 shares are designated as Series A Preferred Stock, 2,612,275 shares are designated as Series B Preferred Stock, 4,894,118 shares are designated as Series C Preferred Stock, 16,000,000 shares are designated as Series D Preferred Stock, 10,000,000 shares are designated as Series D-1 Preferred Stock and 20,000,000 shares are designated as Series D-2 Preferred Stock.

     (b) As of the date of this Agreement, the issued and outstanding capital stock of the Company consists solely of 6,185,127 shares of Company Common Stock; 1,420,875 shares of Series A Preferred Stock, 2,612,275 shares of Series B Preferred Stock, 4,879,412 shares of Series C Preferred Stock, 15,368,224 shares of Series D Preferred Stock, and 9,708,737 shares of Series D-1 Preferred Stock, which are held of record by the stockholders of the Company as set forth on Schedule 4.3(b) to the Disclosure Memorandum. Such outstanding shares are, and immediately prior to the Closing will be, duly authorized and validly issued, fully paid and nonassessable. True and correct copies of the stock records of the Company, showing all issuances and transfers of shares of capital stock of the Company since inception, have been provided to Parent or its counsel.

     (c) As of the date of this Agreement, other than (i) Options to purchase up to 5,830,260 shares of Company Common Stock that have been granted under the Company Option Plan, (ii) Warrants to purchase up to 19,417,474 shares of Series D-2 Preferred Stock (the "D-2 Warrants"), (iii) Warrants to purchase 20,625 shares of Series B Preferred Stock, and (iv) the rights created pursuant to the Company's Third Amended and Restated Stockholders Agreement and this Agreement, there are no outstanding rights of first refusal or offer, preemptive rights, options, warrants, conversion rights or other agreements (or obligations to issue such options, warrants or conversion rights), either directly or indirectly, for the purchase or acquisition from the Company or, to the Company's knowledge, any stockholder of any shares of Company Capital Stock or any securities convertible into or exchangeable for shares of Company Capital Stock (all such Options, Warrants and other rights are sometimes referred to herein as "Stock Purchase Rights"). The Company has provided to Parent a spreadsheet referencing this representation that accurately reflects the number of such Options, any Warrants and Stock Purchase Rights outstanding, the grant or issue dates, vesting schedules and exercise or conversion prices thereof and, in each case, the identities of the holders and an indication of their relationships to the Company (if any exist other than a security holder). The Company has delivered to Parent true and correct copies of the Company Option

Plan, the form of stock option agreements relating to Options granted thereunder, and all Warrants and the Third Amended and Restated Stockholders Agreement.

     (d) The Company is not a party to any agreement and, to the Company's knowledge, there is no agreement between any person, that affects or relates to the voting or giving of written consents with respect to any securities of the Company or the voting by any director of the Company, other than the Third Amended and Restated Stockholders Agreement. No stockholder of the Company or any affiliate thereof is indebted to the Company, and the Company is not indebted to any stockholder of the Company or any affiliate thereof, except (i) directors' fees and compensation paid to officers and employees at rates not exceeding the rates of compensation disclosed on Schedule 4.16 to the Disclosure Memorandum, and (ii) travel or similar expenses advanced to employees in connection with their employment duties in the ordinary course of business. The Company is not under any contractual or other obligation to register any of its presently outstanding securities or any of its securities that may hereafter be issued other than pursuant to the Third Amended and Restated Stockholders Agreement, which Agreement shall terminate as of the Closing.

     (e) All rights of refusal, preemptive, co-sale rights and registration rights granted by the Company with respect to the Company Capital Stock or Stock Purchase Rights of the Company are described on Schedule 4.3(e) to the Disclosure Memorandum.

     (f) All Options have been granted at the price determined by the Board of Directors of the Company in good faith to be equal to the fair market value of the Company Common Stock at the date of grant.

4.4  Subsidiaries and Affiliates

     The Company does not own or control, and has not since its inception owned or controlled, directly or indirectly, any corporation, partnership, limited liability company or other business entity. The Company does not own, directly or indirectly, any ownership, equity or voting interest in any corporation, partnership, joint venture or other entity, and has no agreement or commitment to purchase any such interest.

4.5  No Approvals; No Conflicts

     The execution, delivery and performance by the Company of this Agreement and the other Operative Documents to which the Company is a party, the effectiveness of the Merger and the performance by the Company of its obligations pursuant to this Agreement and the other Operative Documents to which it is a party, will not (a) constitute a material violation (with or without the giving of notice or lapse of time, or both) of any provision of law or any judgment, decree, order, regulation or rule of any court or other governmental authority applicable to the Company; (b) require any consent, approval or authorization of, or declaration, filing or registration with, any person, corporation, partnership, joint venture, association, organization, other entity or governmental or regulatory authority (a "Person"), except for
(i) compliance with applicable securities laws, (ii) the filing of all documents necessary to consummate the Merger with the Delaware Secretary of State, (iii) the approval by the stockholders of the Company of the transactions contemplated hereby, as provided under the DGCL and the Certificate of Incorporation and Bylaws of the Company, and (iv) if applicable, the notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 ("Hart-Scott-Rodino Act"); (c) result in a material default (with or without the giving of notice or lapse of time, or both) under, or acceleration or termination of, or the creation in any party of the right to accelerate, terminate, modify or cancel, any material agreement, lease, note or other restriction, encumbrance, obligation or liability to which the Company is a party or by which it is bound or to which any assets of the Company are subject; (d) result in the creation of any Encumbrance (as defined in Section 4.9(d) other than a Permitted Encumbrance) upon any material assets of the Company; (e) conflict with or result in a breach of or constitute a default under any provision of the Certificate of Incorporation or Bylaws of the Company; or (f) invalidate or materially adversely affect any permit, license or authorization currently material to the conduct of the business of the Company.

4.6  Financial Statements

     The Company has delivered to Parent (a) a balance sheet and statements of operations, stockholders' equity and cash flows of the Company at and for each of the fiscal years ended February 28, 2001, February 29, 2000 and February 28, 1999, and accompanying notes, audited by PricewaterhouseCoopers LLP, independent auditors and certified public accountants, and (b) the unaudited balance sheet and unaudited statement of operations, stockholders' equity and cash flows of the Company at and for the three month period ended May 31, 2001 (the "Unaudited Financial Statements"). All the foregoing financial statements are herein referred to as the "Financial Statements." The balance sheet of the Company as of February 28, 2001 is herein referred to as the "Company Balance Sheet." The Financial Statements have been prepared in conformity with generally accepted accounting principles in the United States ("GAAP") (except in the case of the Unaudited Financial Statements with respect to the absence of footnotes and subject to normal year-end audit adjustments) on a basis consistent with prior accounting periods and fairly present the financial position, results of operations and changes in financial position of the Company as of the dates and for the periods indicated. Schedule 4.6 to the Disclosure Memorandum sets forth all promissory notes, loans, lines of credits or similar obligations pursuant to which the Company is an obligor, together with all the amounts owed by the Company under such obligations, as of February 28, 2001, and all liabilities under equipment leases of the Company (the "Operating Lease Liabilities") as of February 28, 2001. Schedule 4.6 sets forth all indebtedness or other amounts owed by stockholders to the Company, as of the date hereof.

4.7  Absence of Certain Changes or Events

     From the date of the Company Balance Sheet through and including the date hereof, the Company has conducted its business in the ordinary course and has not entered into or agreed to enter into any transactions, agreements or commitments, suffered the occurrence of any event or events or experienced any change in business, operations, assets, financial condition or results of operations that, in the aggregate, has resulted in a Company Material Adverse Effect. Without limiting the generality of the foregoing, except for transactions specifically contemplated in this Agreement or the other Operative Documents, from the date of the Company Balance Sheet through and including the date hereof, the Company has not:

          (a) received written notice or, to the knowledge of the Company, oral notice that there has been or will be a loss of, or contract cancellation by, any current customer, supplier or licenser of the Company, which loss or cancellation would result in lost annual revenues to the Company of at least $1,000,000;

          (b) forgiven or canceled any indebtedness or waived any claims or rights of material value (including, without limitation, any indebtedness owing by any stockholder, officer, director, employee or affiliate of the Company);

          (c) granted, other than in the ordinary course of business and consistent with past practice or as would otherwise not be material, any increase in the compensation of directors, officers, employees or consultants;

          (d) borrowed or agreed to borrow any funds, assumed or become subject to, whether directly or by way of guarantee or otherwise, any material liabilities or obligations (absolute, accrued or contingent), or incurred any material liabilities or obligations (absolute, accrued or contingent), except liabilities and obligations incurred in the ordinary course of business and consistent with past practice not in excess of $50,000 individually;

          (e) paid, discharged or satisfied any material claims, liabilities or obligations (absolute, accrued or contingent) other than the payment, discharge or satisfaction in the ordinary course of business and consistent with past practice of claims, liabilities and obligations reflected or reserved against in the Company Balance Sheet or incurred in the ordinary course of business and consistent with past practice since the date of the Company Balance Sheet, or prepaid any obligation having a fixed maturity of more than 90 days from the date such obligation was issued or incurred;

          (f) permitted or allowed any of its material property or assets (real, personal or mixed, tangible or intangible) to be subjected to any Encumbrance, except conditional sales or similar security interests granted in connection with the purchase of equipment or supplies in the ordinary course of business;

          (g) written down the value of any inventory (including write-downs by reason of shrinkage or markdown) or written off as uncollectible any notes or accounts receivable, except for write-downs and write-offs that are in the aggregate less than $250,000, incurred in the ordinary course of business and consistent with past practice;

          (h) sold, transferred or otherwise disposed of any of its properties or assets (real, personal or mixed, tangible or intangible) with an aggregate net book value in excess of $100,000, except the sale of inventory in the ordinary course of business and consistent with past practice;

          (i) made any single capital expenditure or commitment in excess of $100,000 for additions to property, plant, equipment or intangible capital assets or made aggregate capital expenditures in excess of $500,000 for additions to property, plant, equipment or intangible capital assets;

          (j) made any change in any method of accounting or accounting practice or internal control procedure, except for any change which is required by reason of U.S. GAAP or Regulation S-X under the Exchange Act;

          (k) issued any capital stock, other securities or options or other rights to acquire capital stock or other securities, or declared, paid or set aside for payment any dividend or other distribution in respect of its capital stock, or redeemed, purchased or otherwise acquired, directly or indirectly, any shares of capital stock or other securities of the Company except for the issuance of shares of Company Capital Stock upon exercise or conversion of outstanding Options or Stock Purchase Rights;

          (l) except for transactions that are not material in the aggregate, loaned or advanced any amount to, or sold, transferred or leased any properties or assets (real, personal or mixed, tangible or intangible) to, or entered into any agreement or arrangement with, any of the Company's officers, directors or employees or any affiliate of the Company's officers, directors or employees, except (i) directors' fees and compensation paid to officers and employees at rates not exceeding the rates of compensation disclosed on Schedule 4.16 of the Disclosure Memorandum, and (ii) travel or similar expenses advanced to employees in connection with their employment duties in the ordinary course of business;

          (m) entered into or agreed to any sale, assignment, transfer or license of any patents, trademarks, copyrights, trade secrets or other intangible assets of the Company to a third party or any amendment or change to any existing license or other agreement relating to intellectual property, except in the ordinary course of business;

          (n) incurred, assumed or guaranteed any indebtedness for borrowed money other than in the ordinary and usual course of business, consistent with past practice, and in amounts and on terms consistent with past practice; or

          (o) agreed, whether in writing or otherwise, to take any action described in this Section 4.7.

4.8  Taxes

     (a) (i) All Tax Returns (as defined below) required to be filed by or on behalf of the Company have been filed on a timely basis with the appropriate governmental authority in all jurisdictions in which such Tax Returns are required to be filed, and all such Tax Returns were at the time they were filed true, correct and complete in all material aspects; (ii) all Taxes (as defined below) of the Company (whether or not reflected on any Tax Return) have been fully and timely paid or properly accrued; (iii) no waivers of statutes of limitation have been given by the Company that remain in effect or requested from the Company in connection with any Tax Returns covering the Company with respect to any Taxes payable by it; (iv) no taxing authority in a jurisdiction where the Company does not file Tax Returns has made in writing or otherwise a claim, assertion or threat to the Company that the Company is or may be subject to taxation by such jurisdiction; (v) the Company has duly and timely withheld from employee salaries, wages, compensation and other payments and paid over to the appropriate governmental authority all amounts required to be so withheld and paid over for all periods under all applicable laws; (vi) there are no liens with respect to Taxes on any of the Company's property or assets other than liens for current Taxes not yet payable; (vii) there are no Tax rulings, requests for rulings or closing agreements relating to the Company that could affect the liability for Taxes or the amount of taxable income of the Company for any period (or portion of a period) after the date hereof; and (viii) any adjustment of Taxes of the Company made by the IRS (as defined in Section 4.15.1(f)) in any examination that is required to be reported to the appropriate state, local or foreign taxing authorities has been reported, and any additional Taxes due with respect thereto have been paid.

     (b) There is no dispute or claim concerning any Tax liability of the Company either (i) claimed or raised by any governmental authority in writing or
(ii) as to which any of the directors and officers (and employees responsible for Tax matters) of the Company have knowledge based on contact or correspondence with any agent of such authority. Schedule 4.8 to the Disclosure Memorandum lists all Tax Returns filed with respect to the Company for taxable periods ended on or after the Company's 1997 fiscal year that have been audited, and indicates those Tax Returns that currently are the subject of audit. The Company has made available to Parent correct and complete copies of all Tax Returns, examination reports and statements of deficiencies assessed against or agreed to by the Company since the Company's inception.

     (c) The Company has not made any payment or payments, is not obligated to make any payment or payments and is not a party to (or a participating employer in) any agreement or Employee Benefit Plan (as defined in Section 4.15.1(c)) that could obligate it, the Surviving Corporation or Parent to make any payment or payments that would constitute an "excess parachute payment," as defined in
Section 280G of the Code (or any similar provision of state, local or foreign law) or that would otherwise not be deductible under Section 162 or Section 404 of the Code.

     (d) The Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

     (e) The Company is not a party to any Tax allocation or sharing agreement. The Company (i) has not been a member of a Tax Group filing a consolidated income Tax Return under Section 1501 of the Code (or any similar provision of state, local or foreign law) and (ii) does not have any liability for Taxes of any person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law) as a transferee or successor by contract or otherwise.

     (f) The unpaid Taxes of the Company (i) did not, as of February 28, 2001, exceed the reserve for Tax liability set forth on the face (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) of the Company Balance Sheet and (ii) do not exceed that reserve as adjusted for the passage of time and operations in the ordinary course of business through the Closing Date.

     (g) All Options that the Company has treated as incentive stock options under Section 421 of the Code meet the requirements of Section 422 of the Code.

     (h) None of the assets of the Company (i) is "tax exempt use property" within the meaning of Section 168(h) of the Code; (ii) is property that the Company is required to treat as being owned by any other person pursuant to the "safe harbor lease" provisions of former Section 168(f)(8) of the Internal

Revenue Code of 1954; or (iii) directly or indirectly secures any debt the interest on which is tax-exempt under Section 103(a) of the Code.

     (i) The Company has not taken or agreed to take any action, or failed to take any action, that would prevent the Merger from qualifying as a reorganization within the meaning of the Code.

     (j) The Company has not been a party to a distribution to which Section 355(d) or (e) of the Code applies.

     (k) The Company has not filed a consent under Section 341(f) of the Code concerning collapsible corporations.

     (l) The Company has disclosed on its federal Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code.

     As used in this Agreement, the following terms shall have the following meanings:

          "Taxes" means (i) all foreign, federal, state, county or local taxes, charges, fees, levies, imposts, duties and other assessments, including, but not limited to, any income, alternative minimum or add-on, estimated, gross income, gross receipts, sales, use, transfer, transactions, intangibles, ad valorem, value-added, franchise, registration, title, license, capital, paid-up capital, profits, withholding, payroll, employment, excise, severance, stamp, occupation, premium, real property, recording, personal property, federal highway use, commercial rent, environmental (including, but not limited to, taxes under Section 59A of the Code) or windfall profit tax, custom, duty or other fee or other like assessment or charge of any kind whatsoever imposed by any tax authority, together with any interest, penalties or additions to tax; (ii) any liability for payment of amounts described in clause (i) whether as a result of transferee liability, of being a member of an affiliated, consolidated, combined or unitary group for any period, or otherwise through operation of law; and (iii) any liability for the payment of amounts described in clause (i) or (ii) as a result of any tax sharing, tax indemnity or tax allocation agreement, or any other express or implied agreement to indemnify any other person; and "Tax" means any of the foregoing Taxes.

          "Tax Group" means any federal, state, local or foreign consolidated, affiliated, combined, unitary or other similar group of which the Company is now or was formerly a member.

          "Tax Returns" means any return, declaration, report, claim for refund, information return, statement or other similar document relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

4.9  Property

     (a) Schedule 4.9(a) to the Disclosure Memorandum contains a complete and accurate list of all real property owned, leased or currently being used by the Company (the "Real Property"). The Company has delivered to Parent or its counsel true and complete copies of all written leases, subleases, rental agreements, contracts of sale, tenancies or licenses relating to the Real Property.

     (b) Schedule 4.9(b) to the Disclosure Memorandum contains a complete and accurate list of each item of personal property having a book value in excess of $1,000 that is owned, leased, rented or used by the Company (the "Personal Property"); provided that such list need not describe the Company Intellectual Property (as defined in Section 4.17 below), listed on Schedule 4.17 to the Disclosure Memorandum or Inventory. The Company has delivered or made available to Parent true and complete copies of all leases, subleases, rental agreements, contracts of sale, tenancies or licenses to which the Personal Property is subject.

     (c) The Real Property and the Personal Property include all the properties and assets (whether real, personal or mixed, tangible or intangible) (other than, in the case of the Personal Property, property rights with an individual book value of less than $1,000 and the Company Intellectual Property) reflected in the

Company Balance Sheet (except for such properties or assets sold since the date of the Company Balance Sheet in the ordinary course of business and consistent with past practice) and all the properties and assets purchased by the Company since the date of the Company Balance Sheet (other than, in the case of the Personal Property, property rights with an individual book value of less than $1,000 and the Company Intellectual Property). The Real Property and the Personal Property include all material property used in the business of the Company, other than the Company Intellectual Property. The Company's offices and other structures and its Personal Property are in good operating condition and repair, normal wear and tear excepted, and are adequate for the uses to which they are being put.

     (d) The Company's title to or leasehold interest in each parcel of the Real Property is free and clear of all liens, mortgages, pledges, deeds of trust, security interests, charges, encumbrances and other adverse claims or interests of any kind, except for Permitted Encumbrances (as defined below) (each, an "Encumbrance"). Each lease of any portion of the Real Property is valid, binding and enforceable in accordance with its terms against the Company and, to Company's knowledge, the parties thereto, the Company has performed in all material respects all obligations imposed on it thereunder, and neither the Company nor, to the Company's knowledge, any other party thereto is in default thereunder, nor is there any event that with notice or lapse of time, or both, would constitute a default thereunder by the Company or, to the Company's knowledge, by any other party. The Company has not granted any lease, sublease, tenancy or license of, or entered into any rental agreement or contract of sale with respect to, any portion of the Real Property.

     (e) For the purposes of this Agreement, "Permitted Encumbrances" shall mean
(i) liens for Taxes or governmental charges or claims (A) not yet due and payable or (B) being contested in good faith, if a reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made therefor,
(ii) statutory liens of landlords, liens of carriers, warehouse persons, mechanics and material persons and other liens imposed by law incurred in the ordinary course of business for sums (A) not yet due and payable or (B) being contested in good faith, if a reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made therefor, (iii) liens incurred or deposits made in connection with workers' compensation, unemployment insurance and other similar types of social security programs or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return of money bonds and similar obligations, in each case in the ordinary course of business, consistent with past practice, (iv) easements, rights-of-way, restrictions and other similar charges or encumbrances, in each case, which do not interfere with the ordinary conduct of business of the Company and do not materially detract from the value of the property upon which such encumbrance exists, and (v) and liens granted as of the date of this Agreement to Silicon Valley Bank pursuant to a Loan and Security Agreement with Silicon Valley Bank dated June 29, 2000, as amended October 31, 2000.

     (f) The Personal Property is free and clear of all Encumbrances except Permitted Encumbrances, and, other than leased Personal Property that is so noted on the list supplied pursuant to Section 4.9(b), the Company owns such Personal Property. Each lease, license, rental agreement, contract of sale or other agreement to which the Personal Property is subject is valid, binding and enforceable in accordance with its terms against the Company and, to Company's knowledge, parties thereto, the Company has performed in all material respects all obligations imposed on it thereunder, and neither the Company nor, to the Company's knowledge, any other party thereto is in default thereunder, nor is there any event that with notice or lapse of time, or both, would constitute a default by the Company or, to the Company's knowledge, any other party thereunder. The Company has not granted any lease, sublease, tenancy or license of any portion of the Personal Property, except in the ordinary course of business.

     (g) To the Company's knowledge, there are no applicable adverse zoning, building or land use codes or rules, ordinances, regulations or other restrictions relating to zoning or land use that currently or could reasonably be expected to prevent, or cause the imposition of material fines or penalties as the result of, the use of all or any portion of the Real Property for the conduct of the business as presently conducted. The Company has received all necessary material approvals with regard to occupancy and maintenance of the Real Property.

4.10  Contracts

     4.10.1  Material Contracts

     Schedule 4.10.1 to the Disclosure Memorandum contains a complete and accurate list (other than the IP Rights listed on Schedule 4.17 to the Disclosure Memorandum) of all written and, to the knowledge of the Company, oral contracts, agreements and understandings to which the Company is currently a party or by which the Company is currently bound, providing for potential payments by or to the Company in excess of $500,000, including, without limitation, security agreements, license agreements, software development agreements, distribution agreements, joint venture agreements, reseller agreements, credit agreements and instruments relating to the borrowing of money (each, a "Material Contract"). All contracts set forth on Schedule 4.10.1 are valid, binding and enforceable in accordance with their terms against Company and, to the Company's knowledge, the other parties thereto, except as to the effect, if any, of (a) applicable bankruptcy, insolvency, reorganization, moratorium and other similar federal and state laws affecting the rights or remedies of creditors generally, (b) rules of law governing specific performance, injunctive relief and other equitable remedies, and (c) the enforceability of provisions requiring indemnification in connection with the offering, issuance or sale of securities, and are in full force and effect, the Company has performed in all material respects all material obligations imposed on it thereunder, and neither the Company nor, to the Company's knowledge, any other party thereto is in material default thereunder, nor, to the Company's knowledge, is there any event that with notice or lapse of time, or both, would constitute a default by the Company or, to the Company's knowledge, any other party thereunder. True and complete copies of each such written Material Contract have been delivered to Parent by the Company. Except as set forth on
Schedule 4.10.1 to the Disclosure Memorandum, the Company has no:

          (a) contracts, agreements or arrangements (i) with distributors or dealers that cannot be canceled by the Company within 60 days' notice without liability, penalty or premium, (ii) with directors, officers, stockholders, employees, agents, consultants, advisors, salespeople, or sales representatives providing for the payment of any bonus or commission based on sales or earnings, or (iii) affecting or relating to former employees of the Company;

          (b) employment agreement, or any other agreement for services that contains severance or termination pay liabilities or obligations;

          (c) noncompetition agreement or other arrangement that would prevent the Company from carrying on its business anywhere in the world;

          (d) written or, to the knowledge of the Company, oral notice that any party to a contract listed on Schedule 4.10.1 to the Disclosure Memorandum intends to cancel, terminate or refuse to renew such contract (if such contract is renewable);

          (e) material dispute with any of its suppliers, customers, distributors, OEM resellers, licensors or licensees;

          (f) product distribution agreement, development agreement or license agreement as licensor or licensee (except for agreements relating to "Off-The-Shelf Software" as defined below in Section 4.17.3);

          (g) joint venture contract or arrangement or any other agreement that involves a sharing of profits with other persons;

          (h) instrument evidencing indebtedness for borrowed money by way of a direct loan, sale of debt securities, purchase money obligation, conditional sale or guarantee, or otherwise, except for trade indebtedness incurred in the ordinary course of business, and except as disclosed in the Financial Statements; or

          (i) agreements or commitments to provide indemnification, other than those entered into in the ordinary course of business.

     4.10.2  Required Consents

     The execution and delivery of this Agreement and the performance of the obligations of the Company hereunder will not constitute a material default under any Material Contract and do not require the consent of any other party to any Material Contract, except for those consents listed on Schedule 4.10.2 to the Disclosure Memorandum.

4.11  Customers and Suppliers

     Schedule 4.11 to the Disclosure Memorandum sets forth (a) a complete and accurate list of the customers of the Company accounting for 5% or more of the Company's revenues during the fiscal year ended February 28, 2001 and (b) a complete and accurate list of the suppliers of the Company from whom the Company has purchased 5% or more of the goods or services purchased by the Company in the fiscal year ended February 28, 2001. As of the date hereof, the Company has not received any written, or to the knowledge of the Company, oral notice from its customers or suppliers that would cause it, in its reasonable judgment, to expect any material reduction in the business activity between the Company and any customers or suppliers named on such Schedule 4.11.

4.12  Warranties and Returns

     Schedule 4.12 to the Disclosure Memorandum sets forth the Company's warranties currently made with respect to its business, products and services, and current policies with respect to returns of products in the course of the Company's conduct of the business. Except as set forth on the Disclosure Schedule, the Company has not made any express warranties in connection with the sale of its products and services. Claims against the Company for warranty costs (individually or in the aggregate, but net of warranties passed through to vendors) with respect to products and services during each of the last three fiscal years did not exceed $350,000, and there are no outstanding or, to the Company's knowledge, threatened claims for any such warranty costs that would exceed $300,000 (individually or in the aggregate, but net of warranties passed through to vendors). As used above, the term "warranty cost" shall mean costs and expenses associated with correcting, returning or replacing defective or allegedly defective products or services, whether such costs and expenses arise out of claims sounding in warranty, contract, tort or otherwise.

4.13  Claims and Legal Proceedings

     Except as disclosed on Schedule 4.13 to the Disclosure Memorandum, there are no claims, actions, suits, arbitrations, investigations or proceedings ("Proceedings") pending or, to the Company's knowledge, threatened against the Company or any of its assets before or by any court or governmental entity except for such Proceedings as would not be material. To the Company's knowledge, there is no valid basis for any claim, action, suit, arbitration, proceeding or investigation before or by any person that would have a Company Material Adverse Effect. There are no outstanding or unsatisfied judgments, orders, decrees or stipulations to which the Company is a party.

4.14  Labor and Employment Matters

     There are no material labor disputes, employee grievances or disciplinary actions pending or, to the Company's knowledge, threatened against the Company or any of its present or former employees. The Company has complied in all material respects with all material provisions of law relating to employment and employment practices, terms and conditions of employment, wages and hours. The Company is not engaged in any unfair labor practice, and there is no labor strike, dispute, slowdown or stoppage pending or, to the Company's knowledge, threatened against or affecting the Company. The Company is not a party to any collective bargaining agreement. The Company has no knowledge of any organizational efforts presently being made or threatened by or on behalf of any labor union with respect to employees of the Company. Each current employee, officer and consultant of the Company has executed a Company Employment Proprietary Information Agreement in the form provided to Parent. To the Company's knowledge, no employee (or person performing similar functions) of the Company is in violation of any such agreement or any employment agreement, noncompetition agreement, patent disclosure agreement, invention assignment agreement, proprietary information agreement or other contract or agreement relating to the relationship of such employee with the Company or any other party. Except for the employees identified on Schedule 4.14 to the Disclosure Memorandum, all employees of the Company are employed on an "at will" basis, and, to the Company's knowledge, are eligible to work and are lawfully employed in the United States.

4.15  Employee Benefit Plans

     4.15.1  Definitions

     As used in this Agreement, the following terms shall have the following meanings:

          (a) "COBRA" means the health care continuation provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (as set forth in Part 6 of Subtitle B of Title I of ERISA and Section 4980B of the
     Code).

          (b) "DOL" means the United States Department of Labor.

          (c) "Employee Benefit Plan" means any retirement, pension, profit sharing, deferred compensation, stock bonus, savings, bonus, incentive, cafeteria, medical, dental, vision, hospitalization, life insurance, accidental death and dismemberment, medical expense reimbursement, dependent care assistance, tuition reimbursement, disability, sick pay, holiday, vacation, severance, change of control, stock purchase, stock option, restricted stock, phantom stock, stock appreciation rights, fringe benefit or other employee benefit plan, fund, policy, program, contract, arrangement or payroll practice of any kind (including any "employee benefit plan," as defined in Section 3(3) of ERISA) or any employment, consulting or personal services contract, whether written or oral, qualified or nonqualified, funded or unfunded, or domestic or foreign, (i) sponsored, maintained or contributed to by the Company or, if an employment, consulting or personal services contract, to which the Company is a party, (ii) covering or benefiting any current or former officer, employee, agent, director or independent contractor of the Company (or any dependent or beneficiary of any such individual), or (iii) with respect to which the Company has (or could have) any obligation or liability.

          (d) "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

          (e) "HIPAA" means the Health Insurance Portability and Accountability Act of 1997, as amended.

          (f) "IRS" means the United States Internal Revenue Service.

     4.15.2  Employee Benefit Plan Listing

     Schedule 4.15.2 contains a complete and accurate list of all material written, and to the knowledge of the Company, oral Employee Benefit Plans. The Company does not have any agreement, arrangement, commitment or obligation, whether formal or informal, whether written or unwritten and whether legally binding or not, to create, enter into or contribute to any additional Employee Benefit Plan, or to modify or amend any existing Employee Benefit Plan, except for amendments required by statute, regulation or administrative pronouncement. There has been no amendment, interpretation or other announcement (written or oral) by the Company or any other Person relating to, or change in participation or coverage under, any Employee Benefit Plan that, either alone or together with other such items or events, could materially increase the expense of maintaining such Employee Benefit Plan (or the Employee Benefit Plans taken as a whole) above the level of expense incurred with respect thereto for the most recent fiscal year included in the Financial Statements. The terms of each Employee Benefit Plan permit the Company to amend or terminate such Employee Benefit Plan at any time and for any reason (except to the extent prohibited by law) without penalty and without material liability or expense. None of the rights of the Company under any Employee Benefit Plan will be impaired in any way by this Agreement or the consummation of the transactions contemplated by this Agreement.
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

     4.15.3  Documents Provided

     The Company has made available to Parent true, correct and complete copies (or, in the case of unwritten Employee Benefit Plans, descriptions) of all Employee Benefit Plans (and all amendments thereto), along with, to the extent applicable to the particular Employee Benefit Plan, copies of the following: (a) the last three annual reports (Form 5500 series) filed with respect to such Employee Benefit Plan; (b) the most recent summary plan descriptions (and all summaries of material modifications related thereto) and employee manuals distributed with respect to such Employee Benefit Plan; (c) all material communications filed or distributed with respect to such Employee Benefit Plan during the last year; (d) all contracts and agreements (and any amendments thereto) relating to such Employee Benefit Plan, including, without limitation, trust agreements, investment management agreements, annuity contracts, insurance contracts, bonds, indemnification agreements and service provider agreements;
(e) the most recent determination letter issued by the IRS with respect to such Employee Benefit Plan; (f) all written communications relating to the amendment, creation or termination of such Employee Benefit Plan, or an increase or decrease in benefits, acceleration of payments or vesting or other events that could result in a material liability to the Company since the date of the most recently completed and filed annual report (Form 5500 series); (g) all correspondence to or from any governmental entity or agency relating to such Employee Benefit Plan; (h) samples of all administrative forms currently in use, including, without limitation, all COBRA and HIPAA forms and notices; (i) all coverage, nondiscrimination, top heavy and Code Section 415 tests performed with respect to such Employee Benefit Plan for the last three years; and (j) the most recent Joint Proxy and Registration Statement, annual report (Form 11-K) and prospectus prepared in connection with such Employee Benefit Plan.

     4.15.4  Compliance

     With respect to each Employee Benefit Plan: (a) such Employee Benefit Plan is, and at all times since inception has been, maintained, administered, operated and funded in all material respects in accordance with its terms and in compliance with all applicable requirements of all applicable laws, statutes, orders, rules and regulations, including, without limitation, ERISA, COBRA, HIPAA and the Code; (b) the Company and all other Persons (including, without limitation, all fiduciaries) have, at all times, properly performed in all material respects all of their duties and obligations (whether arising by operation of law or by contract) under or with respect to such Employee Benefit Plan, including, without limitation, all reporting, disclosure and notification obligations; (c) all returns, reports and other information (including, without limitation, all Form 5500 series annual reports, together with all schedules and audit reports required with respect thereto) relating to such Employee Benefit Plan required to be filed with any governmental entity or agency have been accurately completed and timely and properly filed; (d) all notices, statements, reports and other disclosure (including, without limitation, all summary plan descriptions) required to be given or made to participants in such Employee Benefit Plan or their beneficiaries have been accurately completed and timely and properly disclosed or provided; (e) neither the Company nor any fiduciary of such Employee Benefit Plan has engaged in any transaction or acted or failed to act in a manner that violates the fiduciary requirements of ERISA or any other applicable law; (f) no transaction or event has occurred or is threatened or about to occur (including any of the transactions contemplated in or by this Agreement) that constitutes or could constitute a prohibited transaction under
Section 406 or 407 of ERISA or under Section 4975 of the Code for which an exemption is not available; and (g) the Company has not incurred, and there exists no condition or set of circumstances in connection with which the Company, the Surviving Corporation or Parent could incur, directly or indirectly, any material liability or expense (except for routine contributions, benefit payments and administrative expenses) under ERISA, the Code or any other applicable law, statute, order, rule or regulation, or pursuant to any indemnification or similar agreement, with respect to such Employee Benefit Plan.

     4.15.5  Qualification

     Each Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code is, and at all times since inception has been, so qualified and its related trust is, and at all times since inception has been, exempt from taxation under Section 501(a) of the Code. Each such Employee Benefit Plan either (a) is the subject of an unrevoked favorable determination letter from the IRS with respect to such Employee Benefit Plan's qualified status under the Code, as amended by the Tax Reform Act of 1986 and all subsequent legislation, or (b) has remaining a period of time under the Code or applicable Treasury regulations or IRS pronouncements in which to apply to the IRS for such a letter and to make any amendments necessary to obtain such a letter from the IRS which shall apply retroactively to the inception of such Employee Benefit Plan. No fact exists or is reasonably expected by the Company to arise, that could adversely affect the qualification or exemption of any such Employee Benefit Plan or its related trust. No such Employee Benefit Plan is a "top-heavy plan," as defined in Section 416 of the Code.

     4.15.6  Contributions, Premiums and Other Payments

     All contributions, premiums and other payments due or required to be paid to (or with respect to) each Employee Benefit Plan have been timely paid, or, if not yet due but due on or before the Closing Date, or if to become due with respect to any period before or ending on the Closing Date, have been accrued as a liability on the Company Balance Sheet. All income taxes and wage taxes that are required by law to be withheld from benefits derived under the Employee Benefit Plans have been properly withheld and remitted to the proper depository.

     4.15.7  Related Employers

     The Company is not, and has never been, a member of (i) a controlled group of corporations, within the meaning of Section 414(b) of the Code, (ii) a group of trades or businesses under common control, within the meaning of Section 414(c) of the Code, (iii) an affiliated service group, within the meaning of
Section 414(m) of the Code, or (iv) any other group of Persons treated as a single employer under Section 414(o) of the Code.

     4.15.8 Multiemployer, Defined Benefit and Money Purchase Pension Plans and Multiple Employer Welfare Arrangements

     The Company does not maintain or contribute to, and has never maintained or contributed to (or been obligated to contribute to), (a) a multiemployer plan as defined in Section 3(37) or Section 4001(a)(3) of ERISA or 414(f) of the Code,
(b) a multiple employer plan within the meaning of Section 4063 or 4064 of ERISA or Section 413(c) of the Code, (c) an employee benefit plan, fund, program, contract or arrangement that is subject to Section 412 of the Code, Section 302 of ERISA or Title IV of ERISA, or (d) a multiple employer welfare arrangement as defined in Section 3(40) of ERISA.

     4.15.9  Post-Termination Benefits

     Neither the Company nor any Employee Benefit Plan provides or has any obligation to provide (or contribute toward the cost of) post-employment or post-termination benefits of any kind, including, without limitation, death and medical benefits, with respect to any current or former officer, employee, agent, director or independent contractor of the Company, other than (a) continuation coverage mandated by Sections 601 through 608 of ERISA and Section 4980B(f) of the Code, (b) retirement benefits under any Employee Benefit Plan that is qualified under Section 401(a) of the Code, and (c) deferred compensation that is accrued as a current liability on the Company Balance Sheet.

     4.15.10  Suits, Claims and Investigations

     There are no actions, suits or claims (other than routine claims for benefits and qualified domestic relations orders) pending or, to the knowledge of the Company, threatened with respect to (or against the assets of) any Employee Benefit Plan, nor, to the knowledge of the Company, is there a basis for any such action, suit or claim. No Employee Benefit Plan is currently under investigation, audit or review, directly or indirectly, by the IRS, the DOL or any other governmental entity or agency, and, to the knowledge of the Company, no such action is contemplated or under consideration by the IRS, the DOL or any other governmental entity or agency.

     4.15.11  Effect of Transaction

     Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement, will (a) entitle any individual to severance pay, unemployment compensation or any other payment from the Company, the Surviving Corporation, Parent or any Employee Benefit Plan, (b) otherwise increase the amount of compensation due to any individual or forgive indebtedness owed by any individual, (c) result in any benefit or right becoming established or increased, or accelerate the time of payment or vesting of any benefit, under any Employee Benefit Plan, or (d) require the Company, the Surviving Corporation or Parent to transfer or set aside any assets to fund or otherwise provide for any benefits for any individual.

4.16  Personnel

     Schedule 4.16 to the Disclosure Memorandum lists (a) the names, titles and current compensation amounts of all employees of the Company with annual base salaries or wages in excess of $50,000, (b) compensation amounts of all directors of the Company, and (c) the names and current compensation packages of all independent contractors and consultants of the Company with annual compensation in excess of $50,000. The Company is not in default with respect to any of its obligations relating to payment of wages and has no, and will not incur any, material obligation or liability for severance or back pay owed through or by virtue of the Merger.

4.17  Intellectual Property

     4.17.1  Definitions

     For purposes of this SECTION 4.17, the following terms shall have the following meanings:

          (a) "Intellectual Property Rights" means all industrial and intellectual property rights, including, without limitation, patents, patent applications, patent rights, trademarks, trademark applications, trade names, service marks, service mark applications, Internet domain names, Internet domain name applications, copyrights, copyright applications, moral rights, know-how, trade secrets, proprietary processes and formulae, confidential information, franchises, licenses, inventions, instructions, marketing materials, trade dress, logos and designs and all documentation and media constituting, describing or relating to the foregoing, including, without limitation, manuals, memoranda and records.

          (b) "Company Intellectual Property" means all Intellectual Property Rights owned by, licensed to or otherwise available to the Company.

     4.17.2  General

     The Company owns or has sufficient rights to use, including the right to bring actions for the infringement of, and the Company Intellectual Property represents, all Intellectual Property Rights necessary or required for the conduct of the Company's business as currently conducted and as currently proposed to be conducted. The Company is not a party to any agreement that contains any restriction on the Company's ability to use or practice any Company Intellectual Property that is material to the business of the Company as presently conducted or as currently proposed to be conducted.

     4.17.3  Listing of Company Intellectual Property

     SECTION 4.17.3 contains a true and complete list of all of the Company's patents, patent applications, trademarks, trademark applications, trade names, service marks, service mark applications, Internet domain names, Internet domain name applications, copyrights, copyright registrations and applications, and any other filings and formal actions made or taken pursuant to Federal, state, local and foreign laws by the Company to protect its interests in the Company Intellectual Property.

     4.17.4  Inbound License Agreements

     Schedule 4.17.4 sets forth a complete and accurate list of each agreement (the "Inbound License Agreements") granting to the Company any right to use or practice any Intellectual Property Rights other than rights in software commercially available on reasonable terms to any person for a license fee of no more than fifty thousand dollars ($50,000) or shrink wrap licenses to commercially available software sold at retail, indicating for each agreement the title, the parties thereto, the term thereof and the amount of any future royalty or license fee payable thereunder. To the Company's knowledge, all Inbound License Agreements are valid, binding and in full force and effect. The Company has performed in all material respects its obligations under the Inbound License Agreements, the Company is not in default thereunder, and to the Company's knowledge no event or circumstance has occurred under any Inbound License Agreement that with notice or lapse of time or both would constitute a default or event of default on the part of the Company or give to any other party the right to terminate or modify any of the Company's rights under such Inbound License Agreement. There is no material outstanding or, to the knowledge of the Company, threatened dispute or disagreement with respect to any Inbound License Agreement. The Company has not received written notice that any party to any Inbound License Agreement intends to cancel, terminate or refuse to renew (if renewable) any of the Company's rights under such Inbound License Agreement or to exercise or decline to exercise any option or right thereunder.

     4.17.5  Outbound License Agreements

     Schedule 4.17.5 sets forth a complete and accurate list of each agreement (the "Outbound License Agreements") under which the Company has granted any right to use or practice any Intellectual Property Rights other than nonexclusive rights in software granted in the ordinary course of the Company's business for which the total payments to the Company did not exceed fifty thousand dollars ($50,000) and that are not otherwise material to the Company, indicating for each agreement the title, the parties thereto and the term thereof. To the Company's knowledge, all Outbound License Agreements are valid, binding and in full force and effect. The Company has performed in all material respects its obligations under the Outbound License Agreements, the Company is not in default thereunder, and to the Company's knowledge no event or circumstance has occurred under any Outbound License Agreement that with notice or lapse of time or both would constitute a default or event of default on the part of the Company or give to any other party the right to terminate or modify any of the Company's rights under such Outbound License Agreement. There is no material outstanding or, to the knowledge of the Company, threatened dispute or disagreement with respect to any Outbound License Agreement. The Company has not received written notice that any party to any Outbound License Agreement intends to cancel, terminate or refuse to renew (if renewable) such Outbound License Agreement or to exercise or decline to exercise any option or right thereunder.

     4.17.6  No Infringement by the Company

     The Company Intellectual Property and the conduct of the Company's business as currently conducted and as currently proposed to be conducted do not infringe, violate, misappropriate or otherwise misuse any third party Intellectual Property Rights, and the Company has not received any complaint, claim or notice alleging any such infringement, violation, misappropriation or misuse or any act of unfair competition by the Company. To the best knowledge of the Company, no goods, services, or other products which are sold, licensed or otherwise supplied, used or employed by the Company infringe, violate, misappropriate or otherwise misuse any third party Intellectual Property Rights, and the Company has not received any complaint, claim or notice alleging any such infringement, violation, misappropriation or misuse. Nothing has come to the attention of the Company to the effect that the name of the Company or any business name, trade mark, service mark or domain name used or owned by the Company is the same as, or is confusingly or deceptively similar to, the name of any other company or business, trade name or domain name or to the trade mark or service mark owned or used by any other person. No litigation is now or, within the five (5) years prior to the date of this Agreement, was pending and, to the knowledge of the Company, no notice or other claim in writing has been received by the Company (i) alleging that the Company has engaged in any activity or conduct that infringes, violates, misappropriates or otherwise misuses the Intellectual Property Rights of any third party or (ii) challenging the ownership, use, validity or enforceability of any Company Intellectual Property.

     4.17.7  No Infringement by Third Parties

     To the Company's knowledge, no third party is infringing, violating, misappropriating or misusing any Company Intellectual Property that is owned or exclusively licensed to the Company, or committing any act of unfair competition with respect to the Company, and no such claims have been brought against any third party by the Company. The Company has not entered into any agreement granting any Person the right to bring any action with respect to, or otherwise to enforce, any Company Intellectual Property.

     4.17.8  Protection of Intellectual Property Rights

     The Company has taken reasonable steps to protect the Company Intellectual Property. Without limiting the generality of the foregoing, the Company enforces a policy of requiring each employee, consultant and contractor of the Company to execute agreements that contain provisions designed to prevent unauthorized disclosure of the Company Intellectual Property. With respect to employees, such agreements are substantially in the Company's standard forms and also assign to the Company all Intellectual Property Rights relating to the Company's business that are developed by the employee in the course of his or her activities for the Company or are developed during working hours using the resources of the Company. With respect to contractors and consultants, the agreements either assign all Intellectual Property Rights developed pursuant to the agreement or license such rights on agreed-upon terms. Except under confidentiality obligations, to the knowledge of the Company, there has been no disclosure by the Company of material confidential information or trade secrets. The Company has not disclosed any source code to any software to any person or entity other than an employee of the Company who is under a written nondisclosure agreement; and, except as described in Schedule 4.17.8, neither the Company nor any escrow agent is under any contractual or other obligation to disclose any source code or other Company Intellectual Property. If, as disclosed on Schedule 4.17.8, the Company has deposited any source code or other Company Intellectual Property into source code escrows or similar arrangements, no event has occurred that has or could reasonably form the basis for a release of such source code or other Company Intellectual Property from such escrows or arrangements.

     4.17.9  Indemnification for Use of Intellectual Property Rights

     Other than pursuant to standard agreements with customers or suppliers of the Company entered into in the ordinary course of business (accurate and complete copies of which have been made available to Parent by the Company), the Company has not entered into any agreement or offered to indemnify any Person against any charge of infringement, violation, misappropriation or misuse of Intellectual Property Rights.

     4.17.10  Assignment; Change of Control

     The execution, delivery and performance by the Company of this Agreement, and the consummation of the transactions contemplated hereby, will not result in the loss or impairment of, or give rise to any right of any third party to terminate or alter, any of the Company Intellectual Property or the Company's rights under any Inbound License Agreement or Outbound License Agreement, nor require any consent in respect of any Company Intellectual Property, nor require any disclosure or release of any source code or other Company Intellectual Property from any escrows or other arrangements.

4.18  Accounts Receivable

     All accounts receivable of the Company reflected in the Company Balance Sheet ("Accounts") represent amounts due for services performed or sales actually made in the ordinary course of business and are carried at values determined in accordance with GAAP. To the Company's knowledge, the bad debt reserves and allowances reflected in the Company Balance Sheet are adequate.

4.19  Inventory

     (a) All items in the inventory reflected in the Company Balance Sheet or as currently owned by the Company for use in the operation of the business (i) have been valued consistent with the inventory valuation policy of the Company in accordance with GAAP consistently applied and
(ii) are of a quality and quantity usable and salable in the ordinary course of business.

     (b) The Company's inventories of finished products and evaluation units as of August 17, 2001, the approximate quantities thereof, and their locations are set forth in Schedule 4.19 to the Disclosure Memorandum. In addition, Schedule
4.19 sets forth the value of all raw materials and work in progress as of August 17, 2001.

     (c) The Company is not aware of any adverse condition, other than shortages of parts, raw materials and supplies common to the industry generally, affecting the quality or supply of raw materials, intermediates, supplies, parts and other materials available to the Company that are necessary to manufacture, package or label the products or are otherwise used in the business.

4.20  Corporate Books and Records

     The Company has furnished to Parent or its representatives for their examination true and complete copies of (a) the Certificate of Incorporation and Bylaws of the Company as currently in effect, including all amendments thereto and (b) the minute books of the Company. Such minutes reflect all meetings of the Company's stockholders, Board of Directors and any committees thereof since the Company's inception, and such minutes accurately reflect in all material respects the events of and actions taken at such meetings.

4.21  Licenses, Permits, Authorizations, etc.

     The Company has received all required material governmental approvals, authorizations, consents, licenses, orders, registrations and permits of all agencies, whether federal, state, local or foreign (the "Permits"), except where the failure to receive any Permit would not have a Company Material Adverse Effect. Schedule 4.21 to the Disclosure Memorandum contains a list of all Permits with expiration dates, if any. The Company is in material compliance with the terms of all Permits, and all Permits are valid and in full force and effect, and no proceeding is pending or, to the Company's knowledge, threatened, the object of which is to revoke, limit or otherwise affect any Permit. The Company has not received any notifications of any asserted failure to obtain any Permit or any past and unremedied failure to obtain any Permit.

4.22  Compliance With Laws

     The Company is and has been in material compliance with all federal, state, local and foreign laws, rules, regulations, ordinances, decrees and orders applicable to the operation of its business, to its employees, or to its property, including, without limitation, all such laws, rules, ordinances, decrees and orders relating to antitrust, consumer protection, currency exchange, environmental protection, equal opportunity, prevention of domestic and foreign corrupt practices, health, occupational safety, good laboratory practices, pension, securities and trading-with-the-enemy matters. The Company has not received any written notification of any asserted present or past unremedied failure by the Company to comply with any of such laws, rules, ordinances, decrees or orders.

4.23  Insurance

     The Disclosure Memorandum sets forth a true and correct list of all insurance policies maintained by the Company. The Company maintains commercially reasonable levels of (a) insurance on its property (including leased premises) that insures against loss or damage by fire or other casualty and (b) insurance against liabilities, claims and risks, in each case, of a nature and in such amounts as are normal and customary in the Company's industry for companies of similar size and financial condition. All insurance policies of the Company are in full force and effect, all premiums with respect thereto due as of the date hereof have been paid, and no written notice of cancellation or termination has been received with respect to any such policy or binder. Such policies or binders are sufficient for compliance with all requirements of law currently applicable to the Company and of all agreements to which the Company is a party. Such policies will not terminate or lapse by reason of the transactions contemplated by this Agreement.

4.24  Brokers or Finders

     The Company has not incurred, and will not incur, directly or indirectly, as a result of any action taken by or on behalf of the Company, any liability for investment banking, brokerage or finders' fees or agents' commissions or any similar charges in connection with the Merger, this Agreement or any transactions contemplated hereby.

4.25  Bank Accounts

     Schedule 4.25 to the Disclosure Memorandum sets forth the names and locations of all banks, trust companies, savings and loan associations and other financial institutions at which the Company maintains safe deposit boxes or accounts of any nature and the names of all Persons authorized to draw thereon, make withdrawals therefrom or have access thereto.

4.26  Insider Interests

     No stockholder or officer, director, employee, or consultant of the Company has any interest (other than as a stockholder of the Company) (a) in any Real Property, Personal Property, Technology or IP Rights used in or directly pertaining to the business of the Company, including, without limitation, inventions, patents, trademarks or trade names, or (b) to the Company's knowledge, in any agreement, contract, arrangement or obligation relating to the Company, its business or its operations. There are no agreements, understandings or proposed transactions between the Company and any of its officers, directors, stockholders or affiliates other than with respect to officers, employees or directors, agreements and arrangements relating to their employment or directorship. To the Company's knowledge, except for beneficial or record ownership of not more than one percent of the outstanding securities of an entity whose shares are registered under the Exchange Act (as defined in Section 6.26), the Company and its officers and directors have no interest, either directly or indirectly, in any entity, including, without limitation, any corporation, partnership, joint venture, proprietorship, firm, licensee, business or association (whether as an employee, officer, director, stockholder, agent, independent contractor, security holder, creditor, consultant or otherwise) that presently (i) provides any services, produces and/or sells any products or product lines, or engages in any activity that is the same, similar to or competitive with any activity or business in which the Company is now engaged or proposes to engage; (ii) is a supplier, customer or creditor; or
(iii) has any direct or indirect interest in any material asset or property, real or personal, tangible or intangible, of the Company or any property, real or personal, tangible or intangible, that is necessary for the conduct of the Company's business.

4.27  Compliance with Environmental Laws

     4.27.1  For purposes of this Section 4.27,

     (a) "Environmental, Health, and Safety Requirements" shall mean all federal, state, local and foreign statutes, regulations, ordinances and other provisions having the force or effect of law, all judicial and administrative orders and determinations, all contractual obligations and all common law concerning public health and safety, worker health and safety, and pollution or protection of the environment, including without limitation all those relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control, or cleanup of any Hazardous Materials, substances or wastes, chemical substances or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, asbestos, polychlorinated biphenyls, noise or radiation, each as amended, now in effect. This includes, but is not limited to, the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, and the Solid Waste Disposal Act, as amended; and

     (b) "Hazardous Materials" shall mean all substances designated, regulated, defined or addressed by Environmental, Health and Safety Requirements.

     4.27.2 The Company is, and at all times has been, in full compliance with, and has not been and is not in violation of or liable under, any Environmental, Health, and Safety Requirements except where such violation or failure to be in compliance with such Environmental, Health, and Safety Requirements would not have a Company Material Adverse Effect.

     4.27.3 The Company has no basis to expect, nor has it received any written or oral notice, report, order, summons, inquiry or other communication from any governmental authority or any person regarding any actual or alleged violation of or failure to comply with Environmental, Health, and Safety Requirements, or any liabilities or potential liabilities (whether accrued, absolute, contingent, unliquidated or otherwise) arising under Environmental, Health, and Safety Requirements, including any investigatory, remedial or corrective obligations, relating to the Company, its properties, facilities or operations or any other properties, facilities or assets in which the Company has had an interest, or with respect to any property at or to which Hazardous Materials generated, transferred, or used by the Company or any other person for whose conduct it is or may be held responsible, have been transported, stored, handled, received or disposed.

     4.27.4 To the Company's knowledge, there has been no release or threat of release of any Hazardous Materials, whether by the Company or any other person, at or from the Company's properties, facilities or operations, any other locations where Hazardous Materials were generated, used or transferred from or by the Company's properties, facilities or operations or any other properties, facilities or operations in which the Company had an interest.

     4.27.5 The Company has delivered to Parent true and complete copies of any and all environmental assessments and reports relating to the Company's properties, facilities or operations.

4.28  Information Supplied by the Company

     None of the information supplied or to be supplied by the Company for inclusion in the S-4 or contained in any other material to be delivered to its stockholders in connection with any written consent by or meeting of such stockholders (collectively, "Stockholder Materials"), at the date on which the S-4 is declared effective by the SEC (as defined in SECTION 6.28) or on the date of such approval, contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not materially misleading; provided, however, that the Company makes no representations or warranties regarding information furnished by or related to any party other than the Company.

4.29  Full Disclosure

     None of the representations and warranties made by the Company herein (as modified by the Disclosure Memorandum), nor any statement made in any schedule or the Compliance Certificate and Secretary's Certificate furnished by the Company pursuant to SECTIONS 7.3 and 7.6, respectively, of this Agreement, contains any untrue statement of material fact, or omits to state any material fact necessary in order to make the statements contained herein or therein, in light of the circumstances under which they were made, not misleading.

4.30  Absence of Undisclosed Liabilities

     The Company and its consolidated subsidiaries have no material liabilities or obligations of any nature (absolute, contingent or otherwise) that are not fully reflected or reserved against in the Company Balance Sheet and that would be required under GAAP to be reflected or reserved in order for the Company Balance Sheet to fairly represent the consolidated financial condition of the Company as of such date, except liabilities or obligations incurred since the date of the Company Balance Sheet in the ordinary course of business and consistent with past practices.

4.31  Government Contracts

     The Company has not, during the past five years, attempted to sell to or bid on any contract or subcontract with or for any agency of the U.S. government or any foreign government and had any such attempt denied as a result of any prohibition against the Company's dealing with or for or any such agency or government, and the Company has no knowledge of any such prohibition. The Company has not been, nor to its knowledge is it currently being, audited or investigated by the United States Government Accounting Office, the United States Department of Justice, the United States Department of Defense or any of its agencies, the Defense Contract Audit Agency or the inspector general or other authorities of any agency of the U.S. government, or any foreign government, nor, to the Company's knowledge, has such audit or investigation been threatened.

                                   ARTICLE V

  REPRESENTATIONS AND WARRANTIES OF INVESTORS AND LENDERS REGARDING SECURITIES
                                    MATTERS

     Each Investor and Lender, severally and not jointly, hereby represents and warrants to Parent as follows:

5.1  Requisite Power and Authority

     Such Investor and Lender has all necessary power and authority under all applicable provisions of law to execute and deliver this Agreement and to carry out its provisions. All actions on such Investor's and Lender's part required for the lawful execution and delivery of this Agreement have been or will be effectively taken prior to the Closing

5.2  Investment Representations

     Such Investor and Lender understands that neither the H Shares, the Notes nor the shares of Parent Common Stock into which such H Shares and Notes are convertible (the "Conversion Shares") have been registered under the Securities Act of 1933, as amended (the "Securities Act"). Such Investor and Lender also understands that the H Shares and Notes, respectively, are being offered and sold pursuant to an exemption from registration contained in the Securities Act based in part upon the Investor's representations contained in this Agreement.

5.3  Investor Bears Economic Risk

     Such Investor and Lender has substantial experience in evaluating and investing in private placement transactions of securities in companies similar to Parent so that it is capable of evaluating the merits and risks of its investment in Parent and has the capacity to protect its own interests. Such Investor and Lender must bear the economic risk of this investment indefinitely unless the H Shares or the Notes, respectively (or, in the case of each, the Conversion Shares) are registered pursuant to the Securities Act, or an exemption from registration is available. Such Investor and Lender understands that until the H Shares or the Notes, as the case may be, or the Conversion Shares are registered, there is no assurance that any exemption from registration under the Securities Act will be available and that, even if available, such exemption may not allow such Investor to transfer all or any portion of the H Shares or Notes, as the case may be, or the Conversion Shares under the circumstances, in the amounts or at the times such Investor might propose.

5.4  Acquisition for Own Account

     Such Investor and Lender is acquiring the H Shares and Notes, respectively, and will acquire the Conversion Shares for its own account for investment only, and not with a view towards their distribution in violation of applicable securities laws.

5.5  Investor and Lender Can Protect Its Interest

     Such Investor and Lender represents that, by reason of its or of its management's business or financial experience, such Investor and Lender has the capacity to protect its own interests in connection with the transactions contemplated in this Agreement. Further, such Investor and Lender is aware of no publication of any advertisement in connection with the transactions contemplated by the Agreement.

5.6  Accredited Investor

     Such Investor and Lender represents that it is an accredited investor within the meaning of Regulation D under the Securities Act.

5.7  Parent Information

     Such Investor and Lender has had an opportunity to discuss Parent's business, management and financial affairs with directors, officers and management of Parent. Such Investor and Lender has also had the opportunity to ask questions of, and receive answers from, Parent and its management regarding the terms and conditions of this investment.

5.8  Rule 144

     Such Investor and Lender acknowledges and agrees that the H Shares and Notes, respectively, and the Conversion Shares must be held indefinitely unless they are subsequently registered under the Securities Act or an exemption from such registration is available. Such Investor and Lender has been advised or is aware of the provisions of Rule 144 promulgated under the Securities Act, which permits limited resale of shares purchased in a private placement subject to the satisfaction of certain conditions, including, among other things: the availability of certain current public information about Parent, the resale occurring not less than one year after a party has purchased and paid for the security to be sold, the sale being through an unsolicited "broker's transaction" or in transactions directly with a market maker (as said term is defined under the Securities Exchange Act of 1934, as amended) and the number of shares being sold during any three-month period not exceeding specified limitations.

5.9  Information Furnished by Investors and Lenders

     Each Investor and each Lender, as to itself or himself only, represents and warrants the matters set forth in this Section 5.9. None of the information supplied or to be supplied by the Investor or the Lender in connection with the transactions contemplated by this Agreement, at the date on which such information is given or on the Closing Date, contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not materially misleading; provided, however, that the Investor or the Lender make no representations or warranties regarding information furnished by or related to any party other than the Investors or the Lenders. None of the information supplied or to be supplied by the Investor or the Lender for inclusion in the Stockholder Materials, at the date on which the S-4 is declared effective by the SEC or on the date of approval of any of the transactions contemplated hereby by the stockholders of the Company, contains or will contain any untrue statement of a material fact or omit or will omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not materially misleading; provided, however, that the Investor or the Lender makes no representations or warranties regarding information furnished by or related to any party other than the Investor or the Lender.

                                   ARTICLE VI

            REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

     In order to induce the Company, the Lenders and the Investors to enter into and perform this Agreement and the other Operative Documents, Parent and Merger Sub jointly and severally represent and warrant (except where such representation or warranty specifically related to only one of the Parent or Merger Sub, in which case only that party makes such representation or warranty), and except as otherwise set forth in the Parent Disclosure Memorandum attached hereto as Exhibit 6 (the "Parent Disclosure Memorandum"), to the Company, the Lenders and the Investors as of the date of this Agreement as follows in this Article VI: The Parent shall be deemed to have "knowledge"of a fact or circumstance if any executive officer or director of Parent has actual knowledge of any such fact or circumstance, including without limitation any fact or circumstance brought to the attention of an officer or director of Parent by the Company.

6.1  Organization

     Parent and Merger Sub are corporations duly organized, validly existing and in good standing (to the extent such terms exist) under the laws of the State of Delaware. Parent and Merger Sub have all requisite corporate power and authority to own, operate and lease their respective properties and assets and to carry on their respective businesses as now conducted and as currently proposed to be conducted. Parent and Merger Sub are duly qualified and licensed as foreign corporations to do business and are in good standing (to the extent "qualified to do business" and "good standing" exist) in each jurisdiction in which the character of Parent and Merger Sub's properties occupied, owned or held under lease or the nature of the business conducted by Parent and Merger Sub makes such qualification or licensing necessary, except where the failure to be so qualified or in good standing would not have a Parent Material Adverse Effect. For purposes of this Agreement, the term "Parent Material Adverse Effect" shall mean any material adverse effect on the business, operations, assets, financial condition or results of operations of the Parent; provided, however, that Parent Material Adverse Effect shall not include any change, circumstance, event or effect that relates to or results from the announcement or other disclosure or consummation of the transactions contemplated by this Agreement or general economic conditions.

6.2  Enforceability

     6.2.1 Parent and Merger Sub have all requisite corporate power and authority to execute, deliver and perform their obligations under this Agreement and each of the other Operative Documents to which they are a party and each of the certificates, instruments and documents executed or delivered by them pursuant to the terms of this Agreement. All corporate action on the part of Parent and Merger Sub and their officers, directors and stockholders necessary for (i) the authorization, execution, delivery and performance of this Agreement and the other Operative Documents to which Parent and Merger Sub are a party,
(ii) the consummation of the Merger, and (iii) the performance of all Parent and Merger Sub obligations under this Agreement and the other Operative Documents to which Parent and Merger Sub are a party, required to be taken as of the Closing, has been taken, or will as of the Closing have been taken. Due to the requirements of the Nasdaq National Market System (the "Parent's Trading Market"), the stockholders of Parent shall consider this Agreement and the Merger and the following vote of the holders of Parent Capital Stock is sufficient for the Parent's stockholders to duly approve this Agreement and the
Merger: the affirmative vote of a majority of the shares of Parent Common Stock and Series G Preferred Stock, voting together as a single class, present or represented and voting on the matter at a meeting at which a quorum is present. With respect to any related amendments to Parent's Restated Certificate of Incorporation, the following vote of Parent's Capital Stock shall be required: the affirmative vote of a majority of the outstanding shares of Parent Common Stock and Series G Preferred Stock voting together as a single class.

     6.2.2 This Agreement has been, and each of the other Operative Documents to which the Parent and Merger Sub are a party at the Closing will have been, duly executed and delivered by the Parent and

Merger Sub, and this Agreement is, and each of the other Operative Documents to which Parent and Merger Sub are a party will be at the Closing, assuming due authorization, execution and delivery of this Agreement and the other Operative Documents by the Company, the Investors and the Lenders, a legal, valid and binding obligation of the Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except as to the effect, if any, of (i) applicable bankruptcy, insolvency, reorganization, moratorium and other similar federal and state laws affecting the rights or remedies of creditors generally and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

6.3  Capitalization

     (a) The authorized capital stock of Parent consists of 64,000,000 shares, consisting of 50,000,000 shares of Parent Common Stock, par value $.001 per share, and 14,000,000 shares of preferred stock, par value $.001 per share. Of the authorized preferred stock, 1,500,000 shares are designated as Series G Preferred Stock, par value $.001 per share (the "Series G Preferred"), and 500,000 shares are designated as Series A Preferred Junior Participating Preferred, and 10,000,000 shares will be designated as Series H Preferred Stock, par value $.001 per share.

     (b) As of the date of this Agreement, the issued and outstanding capital stock of the Company consists solely of 23,287,184 shares of Parent Common Stock; and 1,500,000 shares of Series G Preferred Stock. Such outstanding shares are, and immediately prior to the Closing will be, duly authorized and validly issued, fully paid and nonassessable.

     (c) As of the date of this Agreement, other than (i) Options to purchase up to 7,167,247 shares of Parent Common Stock that have been granted under the Parent Option Plans, (ii) Warrants to purchase up to 150,000 shares of Parent Common Stock, (iii) the rights created pursuant to the Rights Agreement dated as of January 24, 1991 by and between the Parent and Fleet National Bank (f/k/a/ The First National Bank of Boston) as amended (the "Rights Agreement") and 249,529 shares reserved under the Parent's Stock Purchase Plan, this Agreement,
(iv) and the Series G Preferred, there are no outstanding rights of first refusal or offer, preemptive rights, options, warrants, conversion rights or other agreements (or obligations to issue such options, warrants or conversion rights), either directly or indirectly, for the purchase or acquisition from Parent or, to the Parent's knowledge, any stockholder of any shares of Capital Stock or any securities convertible into or exchangeable for shares of any Capital Stock of Parent ("Parent Capital Stock") (all such Options, Warrants and other rights are sometimes referred to herein as "Parent Stock Purchase Rights"). Parent has provided to the Company a spreadsheet referencing this representation that accurately reflects the number of such Options, any Warrants and Parent Stock Purchase Rights outstanding, the grant or issue dates, vesting schedules and exercise or conversion prices thereof and, in each case, the identities of the holders and an indication of their relationships to Parent (if any exist other than a security holder). Parent has delivered to the Company true and correct copies of the Parent Option Plans, the form of stock option agreements relating to Options granted thereunder, and all warrants to purchase Parent Common Stock.

     (d) Parent is not a party to any agreement and, to Parent's knowledge (other than agreements entered into in connection with this Agreement), there is no agreement between any person, that affects or relates to the voting or giving of written consents with respect to any securities of Parent or the voting by any director of Parent. Based upon a review of the filings made with the SEC, no stockholder of Parent owning beneficially 5% or more of any class of Parent Capital Stock ("5% Parent Stockholder")or any affiliate thereof is indebted to Parent, and Parent is not indebted to any 5% Parent Stockholder or any affiliate thereof. Parent is not under any contractual or other obligation to register any of its presently outstanding securities or any of its securities that may hereafter be issued other than pursuant to the agreements shown in the Parent Disclosure Memorandum or as contemplated by this Agreement.

     (e) All rights of refusal, preemptive, co-sale rights and registration rights granted by Parent with respect to Parent Capital Stock or Parent Stock Purchase Rights are described on Schedule 6.3(e) to the Parent Disclosure Memorandum.

6.4  Subsidiaries and Affiliates

     Except as disclosed in the Parent Disclosure Memorandum, neither Parent or Merger Sub owns or controls, directly or indirectly, any corporation, partnership, limited liability company or other business entity.

6.5  No Approvals; No Conflicts

     (a) The execution, delivery and performance by Parent of this Agreement and the other Operative Documents to which Parent and Merger Sub are a party, the effectiveness of the Merger and the performance by Parent and Merger Sub of their obligations pursuant to this Agreement and the other Operative Documents to which they are a party, will not (a) constitute a material violation (with or without the giving of notice or lapse of time, or both) of any provision of law or any judgment, decree, order, regulation or rule of any court or other governmental authority applicable to Parent or Merger Sub; (b) require any consent, approval or authorization of, or declaration, filing or registration with, any Person, except for (i) compliance with applicable securities laws,
(ii) the filing of all documents necessary to consummate the Merger with the Delaware Secretary of State, (iii) the approval by the stockholders of Parent and Merger Sub of the transactions contemplated hereby, as provided under the rules of Parent's Trading Market and the Certificate of Incorporation and Bylaws of Parent and Merger Sub, respectively, and (iv) if applicable, the notification requirements of the Hart-Scott-Rodino Act; (c) result in a material default (with or without the giving of notice or lapse of time, or both) under, or acceleration or termination of, or the creation in any party of the right to accelerate, terminate, modify or cancel, any material agreement, lease, note or other restriction, encumbrance, obligation or liability to which Parent or Merger Sub is a party or by which either is bound or to which any assets of Parent or Merger Sub are subject; (d) result in the creation of any Encumbrance upon any material assets of Parent or Merger Sub; (e) conflict with or result in a breach of or constitute a default under any provision of the Certificate of Incorporation or Bylaws of Parent or Merger Sub; or (f) invalidate or materially adversely affect any permit, license or authorization currently material to the conduct of the business of Parent.

     (b) Parent has adopted an amendment to the Rights Agreement, a true and correct copy of which has been delivered to the Company and its counsel and attached to this Agreement as Exhibit 6.5(b), pursuant to which the Investors will not be deemed to be Acquiring Persons (as defined in the Rights Agreement) as a result of the execution or consummation of the transactions provided for by this Agreement including without limitation, the consummation of the Merger, and the Investors will be permitted to purchase such additional shares of Parent as set forth in the amendment to the Rights Agreement without being deemed to be Acquiring Persons.

6.6  Financial Statements

     Parent has delivered to the Company (a) a consolidated balance sheet and consolidated statements of operations, stockholders' equity and cash flows of Parent at and for each of the fiscal years ended December 30, 2000, January 1, 2000, and January 2, 1999, and accompanying notes, audited by PriceWaterhouseCoopers LLP, independent auditors and certified public accountants, and (b) the unaudited balance sheet and unaudited statement of operations, stockholders' equity and cash flows of parent at and for each of the three month periods ended March 31, 2001 and June 30, 2001 (the "Parent Unaudited Financial Statements"). All the foregoing financial statements are herein referred to as the "Parent Financial Statements." The balance sheet of Parent as of December 30, 2000 is herein referred to as the "Parent Balance Sheet." The Parent Financial Statements have been prepared in conformity with GAAP (except in the case of the Parent Unaudited Financial Statements with respect to the absence of footnotes and subject to normal year-end audit adjustments) on a basis consistent with prior accounting periods and fairly present the consolidated financial position, results of operations and changes in financial position of Parent as of the dates and for the periods indicated.
Schedule 6.6 to the Disclosure Memorandum sets forth all promissory notes, loans, lines of credits or similar obligations pursuant to which Parent is an obligor, together with all the amounts owed by Parent under such obligations, as of December 30, 2000, and all liabilities under equipment leases of Parent (the "Parent Operating Lease

Liabilities") as of December 30, 2000. Schedule 6.6 sets forth all indebtedness or other amounts owed by any 5% Parent Stockholders to the Parent, as of the date hereof.

6.7  Absence of Certain Changes or Events

     From the date of Parent Balance Sheet through and including the date hereof, Parent has conducted its business in the ordinary course and has not entered into or agreed to enter into any transactions, agreements or commitments, suffered the occurrence of any event or events or experienced any change in business, operations, assets, financial condition or results of operations that, in the aggregate, has resulted in a Parent Material Adverse Effect. Without limiting the generality of the foregoing, except for transactions specifically contemplated in this Agreement or the other Operative Documents, from the date of the Balance Sheet through and including the date hereof, Parent has not:

          (a) received written notice or, to the knowledge of Parent, oral notice that there has been or will be a loss of, or contract cancellation by, any current customer, supplier or licenser of Parent, which loss or cancellation would result in lost annual revenues to Parent of at least $1,000,000;

          (b) forgiven or canceled any indebtedness or waived any claims or rights of material value (including, without limitation, any indebtedness owing by any stockholder, officer, director, employee or affiliate of Parent);

          (c) granted, other than in the ordinary course of business and consistent with past practice or as would otherwise not be material, any increase in the compensation of directors, officers, employees or consultants;

          (d) borrowed or agreed to borrow any funds, assumed or become subject to, whether directly or by way of guarantee or otherwise, any material liabilities or obligations (absolute, accrued or contingent), or incurred any material liabilities or obligations (absolute, accrued or contingent), except liabilities and obligations incurred in the ordinary course of business and consistent with past practice not in excess of $250,000 individually;

          (e) paid, discharged or satisfied any material claims, liabilities or obligations (absolute, accrued or contingent) other than the payment, discharge or satisfaction in the ordinary course of business and consistent with past practice of claims, liabilities and obligations reflected or reserved against in the Parent Balance Sheet or incurred in the ordinary course of business and consistent with past practice since the date of the Parent Balance Sheet, or prepaid any obligation having a fixed maturity of more than 90 days from the date such obligation was issued or incurred;

          (f) permitted or allowed any of its material property or assets (real, personal or mixed, tangible or intangible) to be subjected to any Encumbrance, except conditional sales or similar security interests granted in connection with the purchase of equipment or supplies in the ordinary course of business;

          (g) written down the value of any inventory (including write-downs by reason of shrinkage or markdown) or written off as uncollectible any notes or accounts receivable, except for write-downs and write-offs that are in the aggregate less than $500,000, incurred in the ordinary course of business and consistent with past practice;

          (h) sold, transferred or otherwise disposed of any of its properties or assets (real, personal or mixed, tangible or intangible) with an aggregate net book value in excess of $250,000, except the sale of inventory in the ordinary course of business and consistent with past practice;

          (i) made any single capital expenditure or commitment in excess of $250,000 for additions to property, plant, equipment or intangible capital assets or made aggregate capital expenditures in excess of $2,000,000 for additions to property, plant, equipment or intangible capital assets;

          (j) made any change in any method of accounting or accounting practice or internal control procedure, except for any change which is required by reason of U.S. GAAP or Regulation S-X under the Exchange Act;

          (k) issued any capital stock, other securities or options or other rights to acquire capital stock or other securities, or declared, paid or set aside for payment any dividend or other distribution in respect of its capital stock, or redeemed, purchased or otherwise acquired, directly or indirectly, any shares of capital stock or other securities of Parent except for the issuance of shares of Parent Capital Stock upon exercise or conversion of outstanding Options or Parent Stock Purchase Rights;

          (l) except for transactions that are not material in the aggregate, loaned or advanced any amount to, or sold, transferred or leased any properties or assets (real, personal or mixed, tangible or intangible) to, or entered into any agreement or arrangement with, any of Parent's officers, directors or employees or any affiliate of Parent's officers, directors or employees, except (i) directors' fees and compensation paid to officers and employees at rates not exceeding the rates of compensation disclosed on Schedule 6.16 of the Parent Disclosure Memorandum, and (ii) travel or similar expenses advanced to employees in connection with their employment duties in the ordinary course of business;

          (m) entered into or agreed to any sale, assignment, transfer or license of any patents, trademarks, copyrights, trade secrets or other intangible assets of Parent to a third party or any amendment or change to any existing license or other agreement relating to intellectual property, except in the ordinary course of business;

          (n) incurred, assumed or guaranteed any indebtedness for borrowed money other than in the ordinary and usual course of business, consistent with past practice, and in amounts and on terms consistent with past practice; or

          (o) agreed, whether in writing or otherwise, to take any action described in this Section 6.7.

6.8  Taxes

     (a) (i) All Parent Tax Returns (as defined below), with respect to each of the tax years subsequent to fiscal year 1997, required to be filed by or on behalf of Parent have been filed on a timely basis with the appropriate governmental authority in all jurisdictions in which such Parent Tax Returns are required to be filed, and all such Parent Tax Returns were at the time they were filed true, correct and complete in all material aspects; (ii) all Taxes of Parent (whether or not reflected on any Parent Tax Return) have been fully and timely paid or properly accrued; (iii) no waivers of statutes of limitation have been given by Parent that remain in effect or requested from Parent in connection with any Parent Tax Returns covering Parent with respect to any Taxes payable by it; (iv) no taxing authority in a jurisdiction where Parent does not file Parent Tax Returns has made in writing or otherwise a claim, assertion or threat to Parent that Parent is or may be subject to taxation by such jurisdiction; (v) Parent has duly and timely withheld from employee salaries, wages, compensation and other payments and paid over to the appropriate governmental authority all amounts required to be so withheld and paid over for all periods under all applicable laws; (vi) there are no liens with respect to Taxes on any of Parent's property or assets other than liens for current Taxes not yet payable; (vii) there are no Tax rulings, requests for rulings or closing agreements relating to Parent that could affect the liability for Taxes or the amount of taxable income of Parent for any period (or portion of a period) after the date hereof; and (viii) any adjustment of Taxes of Parent made by the IRS in any examination that is required to be reported to the appropriate state, local or foreign taxing authorities has been reported, and any additional Taxes due with respect thereto have been paid.

     (b) There is no dispute or claim concerning any Tax liability of Parent either (i) claimed or raised by any governmental authority in writing or (ii) as to which any of the directors and officers (and employees responsible for Tax matters) of Parent have knowledge based on contact or correspondence with any agent of such authority. Schedule 6.8 to the Parent Disclosure Memorandum lists all Parent Federal Income Tax Returns filed with respect to Parent for taxable periods ended on or after Parent's 1999 fiscal year that have been audited, and indicates those Parent Federal Income Tax Returns that currently are the subject of audit. Parent has made available to the Company correct and complete copies of all Parent Federal Income Tax Returns, examination reports and statements of deficiencies assessed against or agreed to by Parent since Parent's 1999 fiscal year.

     (c) Parent has not made any payment or payments, is not obligated to make any payment or payments and is not a party to (or a participating employer in) any agreement or Employee Benefit Plan that could obligate it, the Surviving Corporation or the Company to make any payment or payments that would constitute an "excess parachute payment," as defined in Section 280G of the Code (or any similar provision of state, local or foreign law) or that would otherwise not be deductible under Section 162 or Section 404 of the Code.

     (d) Parent has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

     (e) Parent is not a party to any Tax allocation or sharing agreement. Parent (i) has not been a member of a Parent Tax Group filing a consolidated income tax return under Section 1501 of the Code (or any similar provision of state, local or foreign law) and (ii) does not have any liability for Taxes of any person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law) as a transferee or successor by contract or otherwise.

     (f) The unpaid Taxes of Parent (i) did not, as of December 30, 2000, exceed the reserve for Tax liability set forth on the face (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) of the Parent Balance Sheet and (ii) do not exceed that reserve as adjusted for the passage of time and operations in the ordinary course of business through the Closing Date.

     (g) All Options that Parent has treated as incentive stock options under
Section 421 of the Code meet the requirements of Section 422 of the Code.

     (h) None of the assets of Parent (i) is "tax exempt use property" within the meaning of Section 168(h) of the Code; (ii) is property that Parent is required to treat as being owned by any other person pursuant to the "safe harbor lease" provisions of former Section 168(f)(8) of the Internal Revenue Code of 1954; or (iii) directly or indirectly secures any debt the interest on which is tax-exempt under Section 103(a) of the Code.

     (i) Parent has not taken or agreed to take any action, or failed to take any action, that would prevent the Merger from qualifying as a reorganization within the meaning of the Code.

     (j) Parent has not been a party to a distribution to which Section 355(d) or (e) of the Code applies.

     (k) Parent has not filed a consent under Section 341(f) of the Code concerning collapsible corporations.

     (l) Parent has disclosed on its federal Parent Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code.

     As used in this Agreement, the following terms shall have the following meanings:

          "Taxes" means (i) all foreign, federal, state, county or local taxes, charges, fees, levies, imposts, duties and other assessments, including, but not limited to, any income, alternative minimum or add-on, estimated, gross income, gross receipts, sales, use, transfer, transactions, intangibles, ad valorem, value-added, franchise, registration, title, license, capital, paid-up capital, profits, withholding, payroll, employment, excise, severance, stamp, occupation, premium, real property, recording, personal property, federal highway use, commercial rent, environmental (including, but not limited to, taxes under Section 59A of the Code) or windfall profit tax, custom, duty or other fee or other like assessment or charge of any kind whatsoever imposed by any tax authority, together with any interest, penalties or additions to tax; (ii) any liability for payment of amounts described in clause (i) whether as a result of transferee liability, of being a member of an affiliated, consolidated, combined or unitary group for any period, or otherwise through operation of law; and (iii) any liability for the payment of amounts described in clause (i) or (ii) as a result of any tax sharing, tax indemnity or tax allocation agreement, or any other express or implied agreement to indemnify any other person; and "Tax" means any of the foregoing Taxes.

          "Parent Tax Group" means any federal, state, local or foreign consolidated, affiliated, combined, unitary or other similar group of which Parent is now or was formerly a member.

          "Parent Tax Returns" means any Parent return, declaration, report, claim for refund, information return, statement or other similar document relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

6.9  Property

     (a) Schedule 6.9(a) to the Parent Disclosure Memorandum contains a complete and accurate list of all real property owned, leased or currently being used by Parent (the "Parent Real Property"). Parent has delivered to the Company or its counsel true and complete copies of all written leases, subleases, rental agreements, contracts of sale, tenancies or licenses relating to the Parent Real Property.

     (b) Schedule 6.9(b) to the Parent Disclosure Memorandum contains a complete and accurate list of each item of personal property having a book value in excess of $100,000 that is owned, leased, rented or used by Parent (the "Parent Personal Property"); provided that such list need not describe Parent Intellectual Property (as defined in Section 6.17 below), listed on Schedule
6.17 to the Disclosure Memorandum, or Inventory. Parent has delivered or made available to the Company true and complete copies of all leases, subleases, rental agreements, contracts of sale, tenancies or licenses to which the Parent Personal Property is subject.

     (c) The Parent Real Property and the Parent Personal Property include all the properties and assets (whether real, personal or mixed, tangible or intangible) (other than, in the case of the Parent Personal Property, property rights with an individual book value of less than $100,000 and the Parent Intellectual Property) reflected in the Parent Balance Sheet (except for such properties or assets sold since the date of Parent Balance Sheet in the ordinary course of business and consistent with past practice) and all the properties and assets purchased by Parent since the date of the Parent Balance Sheet (other than, in the case of the Parent Personal Property, property rights with an individual book value of less than $100,000 and the Parent Intellectual Property). The Parent Real Property and the Parent Personal Property include all material property used in the business of Parent, other than the Parent Intellectual Property. Parent's offices and other structures and the Parent Personal Property are in good operating condition and repair, normal wear and tear excepted, and are adequate for the uses to which they are being put.

     (d) Parent's title to or leasehold interest in each parcel of the Parent Real Property is free and clear of all Encumbrances except for Parent Permitted Encumbrances as defined below. Each lease of any portion of the Parent Real Property is valid, binding and enforceable in accordance with its terms against Parent and to Parent's knowledge the parties thereto, Parent has performed in all material respects all obligations imposed on it thereunder, and neither Parent nor, to Parent's knowledge, any other party thereto is in default thereunder, nor is there any event that with notice or lapse of time, or both, would constitute a default thereunder by Parent or, to Parent's knowledge, by any other party. Parent has not granted any lease, sublease, tenancy or license of, or entered into any rental agreement or contract of sale with respect to, any portion of the Parent Real Property, except for any subleases or assignments that Parent contemplates and has disclosed to the Company regarding Parent's Boulder facilities, which sublease or assignment is disclosed in the Parent Disclosure Memorandum.

     (e) For the purposes of this Agreement, "Parent Permitted Encumbrances" shall mean (i) liens for Taxes or governmental charges or claims (A) not yet due and payable or (B) being contested in good faith, if a reserve or other appropriate provision, if any, as shall be required by GAAP shall have been

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made therefor, (ii) statutory liens of landlords, liens of carriers, warehouse persons, mechanics and material persons and other liens imposed by law incurred in the ordinary course of business for sums (A) not yet due and payable or (B) being contested in good faith, if a reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made therefor, (iii) liens incurred or deposits made in connection with workers' compensation, unemployment insurance and other similar types of social security programs or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return of money bonds and similar obligations, in each case in the ordinary course of business, consistent with past practice, (iv) security interests incurred under Parent's line of credit with Congress Financial Corporation and any other security interests or liens existing at the date of this Agreement as disclosed in the SEC Documents, and
(v) easements, rights-of-way, restrictions and other similar charges or encumbrances, in each case, which do not interfere with the ordinary conduct of business of the Parent and do not materially detract from the value of the property upon which such encumbrance exists.

     (f) The Parent Personal Property is free and clear of all Encumbrances, except Parent Permitted Encumbrances, and other than leased Parent Personal Property that is so noted on the list supplied pursuant to Section 6.9(b), Parent owns such Parent Personal Property. Each lease, license, rental agreement, contract of sale or other agreement to which the Parent Personal Property is subject is valid, binding and enforceable in accordance with its terms against Parent and, to Parent's knowledge, the parties thereto, Parent has performed in all material respects all obligations imposed on it thereunder, and neither Parent nor, to Parent's knowledge, any other party thereto is in default thereunder, nor is there any event that with notice or lapse of time, or both, would constitute a default by Parent or, to Parent's knowledge, any other party thereunder. Parent has not granted any lease, sublease, tenancy or license of any portion of the Parent Personal Property, except in the ordinary course of business.

     (g) To Parent's knowledge, there are no applicable adverse zoning, building or land use codes or rules, ordinances, regulations or other restrictions relating to zoning or land use that currently or could reasonably be expected to prevent, or cause the imposition of material fines or penalties as the result of, the use of all or any portion of the Parent Real Property for the conduct of the business as presently conducted. Parent has received all necessary material approvals with regard to occupancy and maintenance of the Parent Real Property.

6.10  Contracts

     6.10.1  Material Contracts

     Schedule 6.10.1 to the Parent Disclosure Memorandum contains a complete and accurate list (other than the Intellectual Property Rights listed on Schedule
6.17 to the Parent Disclosure Memorandum) of all written and, to the knowledge of Parent, oral contracts, agreements and understandings to which Parent is currently a party or by which Parent is currently bound, providing for potential payments by or to Parent in excess of $2,000,000, including, without limitation, security agreements, license agreements, software development agreements, distribution agreements, joint venture agreements, reseller agreements, credit agreements and instruments relating to the borrowing of money (each, a "Parent Material Contract"). All contracts set forth on Schedule 6.10.1 are valid, binding and enforceable in accordance with their terms against Parent and, to the Parent's knowledge, the other parties thereto, except as to the effect, if any, of (a) applicable bankruptcy, insolvency, reorganization, moratorium and other similar federal and state laws affecting the rights or remedies of creditors generally, (b) rules of law governing specific performance, injunctive relief and other equitable remedies, and (c) the enforceability of provisions requiring indemnification in connection with the offering, issuance or sale of securities, and are in full force and effect, Parent has performed in all material respects all material obligations imposed on it thereunder, and neither Parent nor, to Parent's knowledge, any other party thereto is in material default thereunder, nor, to Parent's knowledge, is there any event that with notice or lapse of time, or both, would constitute a default by Parent or, to Parent's knowledge, any other party thereunder. True and complete copies of each such written Parent Material Contract have been delivered to the Company by Parent. Except as set forth on Schedule 6.10.1 to the Parent Disclosure Memorandum, Parent has no:

          (a) contracts, agreements or arrangements (i) with distributors or dealers that cannot be canceled by Parent within 60 days' notice without liability, penalty or premium, (ii) with directors, officers, stockholders, employees, agents, consultants, advisors, salespeople, or sales representatives providing for the payment of any bonus or commission based on sales or earnings, or (iii) affecting or relating to former employees of Parent;

          (b) employment agreement, or any other agreement for services that contains severance or termination pay liabilities or obligations;

          (c) noncompetition agreement or other arrangement that would prevent Parent from carrying on its business anywhere in the world;

          (d) written or, to the knowledge of Parent, oral notice that any party to a contract listed on Schedule 6.10.1 to the Parent Disclosure Memorandum intends to cancel, terminate or refuse to renew such contract (if such contract is renewable);

          (e) material dispute with any of its suppliers, customers, distributors, OEM resellers, licensors or licensees;

          (f) product distribution agreement, development agreement or license agreement as licensor or licensee (except for agreements relating to "Off-The-Shelf Software") or otherwise disclosed in Section 6.17 to the Parent Disclosure Memorandum;

          (g) joint venture contract or arrangement or any other agreement that involves a sharing of profits with other persons;

          (h) instrument evidencing indebtedness for borrowed money by way of a direct loan, sale of debt securities, purchase money obligation, conditional sale or guarantee, or otherwise, except for trade indebtedness incurred in the ordinary course of business, and except as disclosed in the Parent Financial Statements; or

          (i) agreements or commitments to provide indemnification, other than those entered into in the ordinary course of business.

     6.10.2  Required Consents

>The execution and delivery of this Agreement and the performance of the obligations of Parent hereunder will not constitute a material default under any Parent Material Contract and do not require the consent of any other party to any Parent Material Contract, except for those consents listed on Schedule
6.10.2 to the Parent Disclosure Memorandum.

6.11  Customers and Suppliers

     Schedule 6.11 to the Parent Disclosure Memorandum sets forth (a) a complete and accurate list of the customers of Parent accounting for 5% or more of Parent's revenues during the fiscal year ended December 30, 2000, and (b) a complete and accurate list of the suppliers of Parent from whom Parent has purchased 5% or more of the goods or services purchased by Parent in the fiscal year ended December 30, 2000. As of the date hereof, Parent has not received any written, or to the knowledge of Parent, oral notice from its customers or suppliers that would cause it, in its reasonable judgment, to expect any material reduction in the business activity between Parent and any customers or suppliers named on such Schedule 6.11.

6.12  Warranties and Returns

     Schedule 6.12 to the Parent Disclosure Memorandum sets forth Parent's warranties currently made with respect to its business, products and services, and current policies with respect to returns of products in the course of Parent's conduct of the business. Except as set forth on the Parent Disclosure Memorandum, Parent has not made any express warranties in connection with the sale of its products and services. Claims against Parent for warranty costs (individually or in the aggregate, but net of warranties passed through to vendors) with respect to products and services during each of the last three fiscal years did not exceed $8,600,000, and there are no outstanding or, to Parent's knowledge, threatened claims for any such warranty costs that would exceed $10,200,000 (individually or in the aggregate, but net of warranties passed through to vendors). As used above, the term "warranty cost" shall mean costs and expenses associated with correcting, returning or replacing defective or allegedly defective products or services, whether such costs and expenses arise out of claims sounding in warranty, contract, tort or otherwise.

6.13  Claims and Legal Proceedings

     Except as disclosed on Schedule 6.13 to the Parent Disclosure Memorandum, there are no Proceedings pending or, to Parent's knowledge, threatened against Parent or any of its assets before or by any court or governmental entity except such Proceedings as would not be material. To Parent's knowledge, there is no valid basis for any claim, action, suit, arbitration, proceeding or investigation before or by any person that would have a Parent Material Adverse Effect. There are no outstanding or unsatisfied judgments, orders, decrees or stipulations to which Parent is a party.

6.14  Labor and Employment Matters

     There are no material labor disputes, employee grievances or disciplinary actions pending or, to Parent's knowledge, threatened against Parent or any of its present or former employees. Parent has complied in all material respects with all material provisions of law relating to employment and employment practices, terms and conditions of employment, wages and hours. Parent is not engaged in any unfair labor practice, and there is no labor strike, dispute, slowdown or stoppage pending or, to Parent's knowledge, threatened against or affecting Parent. Parent is not a party to any collective bargaining agreement. Parent has no knowledge of any organizational efforts presently being made or threatened by or on behalf of any labor union with respect to employees of Parent. Except as disclosed in the Parent Disclosure Memorandum, each current employee, officer and consultant of Parent has executed a Parent Employment Proprietary Information Agreement in the form provided to the Company. To Parent's knowledge, no employee (or person performing similar functions) of Parent is in violation of any such agreement or any employment agreement, noncompetition agreement, patent disclosure agreement, invention assignment agreement, proprietary information agreement or other contract or agreement relating to the relationship of such employee with Parent or any other party. All employees of Parent are employed on an "at will" basis, and, to Parent's knowledge, are eligible to work and are lawfully employed in the United States.

6.15  Employee Benefit Plans

     6.15.1  Definitions

     As used in this Agreement, "Parent Employee Benefit Plan" means any retirement, pension, profit sharing, deferred compensation, stock bonus, savings, bonus, incentive, cafeteria, medical, dental, vision, hospitalization, life insurance, accidental death and dismemberment, medical expense reimbursement, dependent care assistance, tuition reimbursement, disability, sick pay, holiday, vacation, severance, change of control, stock purchase, stock option, restricted stock, phantom stock, stock appreciation rights, fringe benefit or other employee benefit plan, fund, policy, program, contract, arrangement or payroll practice of any kind (including any "employee benefit plan," as defined in Section 3(3) of ERISA) or any employment, consulting or personal services contract, whether written or oral, qualified or nonqualified, funded or unfunded, or domestic or foreign, (i) sponsored, maintained or contributed to by Parent or, if an employment, consulting or personal services contract, to which Parent is a party, (ii) covering or benefiting any current or former officer, employee, agent, director or independent contractor of Parent (or any

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

dependent or beneficiary of any such individual), or (iii) with respect to which Parent has (or could have) any obligation or liability.

     6.15.2  Employee Benefit Plan Listing

     Schedule 6.15.2 contains a complete and accurate list of all material written, and to the knowledge of Parent, oral Parent Employee Benefit Plans. Except as disclosed in the Parent Disclosure Memorandum, Parent does not have any agreement, arrangement, commitment or obligation, whether formal or informal, whether written or unwritten and whether legally binding or not, to create, enter into or contribute to any additional Parent Employee Benefit Plan, or to modify or amend any existing Parent Employee Benefit Plan, except for amendments required by statute, regulation or administrative pronouncement. There has been no amendment, interpretation or other announcement (written or oral) by Parent or any other Person relating to, or change in participation or coverage under, any Parent Employee Benefit Plan that, either alone or together with other such items or events, could materially increase the expense of maintaining such Parent Employee Benefit Plan (or the Parent Employee Benefit Plans taken as a whole) above the level of expense incurred with respect thereto for the most recent fiscal year included in the Parent Financial Statements. The terms of each Parent Employee Benefit Plan permit Parent to amend or terminate such Parent Employee Benefit Plan at any time and for any reason (except to the extent prohibited by law) without penalty and without material liability or expense. None of the rights of the Company under any Parent Employee Benefit Plan will be impaired in any way by this Agreement or the consummation of the transactions contemplated by this Agreement.

     6.15.3  Documents Provided

     Parent has made available to the Company true, correct and complete copies (or, in the case of unwritten Parent Employee Benefit Plans, descriptions) of all Parent Employee Benefit Plans (and all amendments thereto), along with, to the extent applicable to the particular Parent Employee Benefit Plan, copies of the following: (a) the last three annual reports (Form 5500 series) filed with respect to such Parent Employee Benefit Plan; (b) the most recent summary plan descriptions (and all summaries of material modifications related thereto) and employee manuals distributed with respect to such Parent Employee Benefit Plan;
(c) all material communications filed or distributed with respect to such Parent Employee Benefit Plan during the last year; (d) all contracts and agreements (and any amendments thereto) relating to such Parent Employee Benefit Plan, including, without limitation, trust agreements, investment management agreements, annuity contracts, insurance contracts, bonds, indemnification agreements and service provider agreements; (e) the most recent determination letter issued by the IRS with respect to such Parent Employee Benefit Plan; (f) all written communications relating to the amendment, creation or termination of such Parent Employee Benefit Plan, or an increase or decrease in benefits, acceleration of payments or vesting or other events that could result in a material liability to Parent since the date of the most recently completed and filed annual report (Form 5500 series); (g) all correspondence to or from any governmental entity or agency relating to such Parent Employee Benefit Plan; (h) samples of all administrative forms currently in use, including, without limitation, all COBRA and HIPAA forms and notices; (i) all coverage, nondiscrimination, top heavy and Code Section 415 tests performed with respect to such Parent Employee Benefit Plan for the last three years; and (j) the most recent Joint Proxy and Registration Statement, annual report (Form 11-K) and prospectus prepared in connection with such Parent Employee Benefit Plan.

     6.15.4  Compliance

     With respect to each Parent Employee Benefit Plan: (a) such Parent Employee Benefit Plan is, and at all times since 1997 has been, maintained, administered, operated and funded in all material respects in accordance with its terms and in compliance with all applicable requirements of all applicable laws, statutes, orders, rules and regulations, including, without limitation, ERISA, COBRA, HIPAA and the Code; (b) Parent and all other Persons (including, without limitation, all fiduciaries) have, at all times, properly performed in all material respects all of their duties and obligations (whether arising by operation of law or by contract) under or with respect to such Parent Employee Benefit Plan, including, without limitation, all reporting, disclosure and notification obligations; (c) all returns, reports and other information (including, without limitation, all Form 5500 series annual reports, together with all schedules and audit reports required with respect thereto) relating to such Parent Employee Benefit Plan required to be filed with any governmental entity or agency have been accurately completed and timely and properly filed; (d) all notices, statements, reports and other disclosure (including, without limitation, all summary plan descriptions) required to be given or made to participants in such Parent Employee Benefit Plan or their beneficiaries have been accurately completed and timely and properly disclosed or provided; (e) neither Parent nor any fiduciary of such Parent Employee Benefit Plan has engaged in any transaction or acted or failed to act in a manner that violates the fiduciary requirements of ERISA or any other applicable law; (f) no transaction or event has occurred or is threatened or about to occur (including any of the transactions contemplated in or by this Agreement) that constitutes or could constitute a prohibited transaction under Section 406 or 407 of ERISA or under Section 4975 of the Code for which an exemption is not available; and (g) Parent has not incurred, and there exists no condition or set of circumstances in connection with which Parent, the Surviving Corporation or the Company could incur, directly or indirectly, any material liability or expense (except for routine contributions, benefit payments and administrative expenses) under ERISA, the Code or any other applicable law, statute, order, rule or regulation, or pursuant to any indemnification or similar agreement, with respect to such Parent Employee Benefit Plan.

     6.15.5  Qualification

     Each Parent Employee Benefit Plan that is intended to be qualified under
Section 401(a) of the Code is, and at all times since 1997 has been, so qualified and its related trust is, and at all times since inception has been, exempt from taxation under Section 501(a) of the Code. Each such Parent Employee Benefit Plan either (a) is the subject of an unrevoked favorable determination letter from the IRS with respect to such Parent Employee Benefit Plan's qualified status under the Code, as amended by the Tax Reform Act of 1986 and all subsequent legislation, or (b) has remaining a period of time under the Code or applicable Treasury regulations or IRS pronouncements in which to apply to the IRS for such a letter and to make any amendments necessary to obtain such a letter from the IRS which shall apply retroactively to the inception of such Parent Employee Benefit Plan. No fact exists or is reasonably expected by the Company to arise, that could adversely affect the qualification or exemption of any such Parent Employee Benefit Plan or its related trust. No such Parent Employee Benefit Plan is a "top-heavy plan," as defined in Section 416 of the Code.

     6.15.6  Contributions, Premiums and Other Payments

     All contributions, premiums and other payments due or required to be paid to (or with respect to) each Parent Employee Benefit Plan have been timely paid, or, if not yet due but due on or before the Closing Date, or if to become due with respect to any period before or ending on the Closing Date, have been accrued as a liability on the Parent Balance Sheet. All income taxes and wage taxes that are required by law to be withheld from benefits derived under the Parent Employee Benefit Plans have been properly withheld and remitted to the proper depository.

     6.15.7  Related Employers

     Parent is not, and has never been, a member of (i) a controlled group of corporations, within the meaning of Section 414(b) of the Code, (ii) a group of trades or businesses under common control, within the meaning of Section 414(c) of the Code, (iii) an affiliated service group, within the meaning of Section 414(m) of the Code, or (iv) any other group of Persons treated as a single employer under Section 414(o) of the Code.

     6.15.8 Multiemployer, Defined Benefit and Money Purchase Pension Plans and Multiple Employer Welfare Arrangements

     Parent does not maintain or contribute to, and has never maintained or contributed to (or been obligated to contribute to), (a) a multiemployer plan as defined in Section 3(37) or Section 4001(a)(3) of ERISA or 414(f) of the Code,
(b) a multiple employer plan within the meaning of Section 4063 or 4064 of ERISA or Section 413(c) of the Code, (c) an employee benefit plan, fund, program, contract or arrangement that is subject to Section 412 of the Code, Section 302 of ERISA or Title IV of ERISA, or (d) a multiple employer welfare arrangement as defined in
Section 3(40) of ERISA.

     6.15.9  Post-Termination Benefits

     Neither Parent nor any Parent Employee Benefit Plan provides or has any obligation to provide (or contribute toward the cost of) post-employment or post-termination benefits of any kind, including, without limitation, death and medical benefits, with respect to any current or former officer, employee, agent, director or independent contractor of Parent, other than (a) continuation coverage mandated by Sections 601 through 608 of ERISA and Section 4980B(f) of the Code, (b) retirement benefits under any Parent Employee Benefit Plan that is qualified under Section 401(a) of the Code, and (c) deferred compensation that is accrued as a current liability on the Parent Balance Sheet.

     6.15.10  Suits, Claims and Investigations

     There are no actions, suits or claims (other than routine claims for benefits and qualified domestic relations orders) pending or, to the knowledge of Parent, threatened with respect to (or against the assets of) any Parent Employee Benefit Plan, nor, to the knowledge of Parent, is there a basis for any such action, suit or claim. No Parent Employee Benefit Plan is currently under investigation, audit or review, directly or indirectly, by the IRS, the DOL or any other governmental entity or agency, and, to the knowledge of Parent, no such action is contemplated or under consideration by the IRS, the DOL or any other governmental entity or agency.

     6.15.11  Effect of Transaction

     Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement, will (a) entitle any individual to severance pay, unemployment compensation or any other payment from Parent, the Surviving Corporation, the Company or any Parent Employee Benefit Plan, (b) otherwise increase the amount of compensation due to any individual or forgive indebtedness owed by any individual, (c) result in any benefit or right becoming established or increased, or accelerate the time of payment or vesting of any benefit, under any Parent Employee Benefit Plan, or (d) require Parent, the Surviving Corporation or the Company to transfer or set aside any assets to fund or otherwise provide for any benefits for any individual.

6.16  Personnel

     Schedule 6.16 to the Parent Disclosure Memorandum lists (a) the names, titles and current compensation amounts of all employees of Parent with annual base salaries or wages in excess of $50,000, (b) compensation amounts of all directors of Parent, and (c) the names and current compensation packages of all independent contractors and consultants of Parent with annual compensation in excess of $50,000. Parent is not in default with respect to any of its obligations relating to payment of wages and has no, and will not incur any, material obligation or liability for severance or back pay owed through or by virtue of the Merger.

6.17  Intellectual Property

     6.17.1  Definitions

     For purposes of this SECTION 6.17, the following terms shall have the following meanings:

     "Parent Intellectual Property" means all Intellectual Property Rights owned by, licensed to or otherwise available to Parent.

     6.17.2  General

     The Parent owns or has sufficient rights to use, including the right to bring actions for the infringement of, and the Parent Intellectual Property represents, all Intellectual Property Rights necessary or required for the conduct of the Parent's business as currently conducted and as currently proposed to be conducted. Parent is not a party to any agreement that contains any restriction on Parent's ability to use or practice any Parent Intellectual Property that is material to the business of Parent as presently conducted or as currently proposed to be conducted.

     6.17.3  Listing of Parent Intellectual Property

     Section 6.17.3 contains a true and complete list of all of Parent's patents, patent applications, trademarks, trademark applications, trade names, service marks, service mark applications, Internet domain names, Internet domain name applications, copyrights, copyright registrations and applications, and any other filings and formal actions made or taken pursuant to Federal, state, local and foreign laws by Parent to protect its interests in Parent Intellectual Property.

     6.17.4  Inbound License Agreements

     Schedule 16.17.4 sets forth a complete and accurate list of each agreement (the "Parent Inbound License Agreements") granting to Parent any right to use or practice any Intellectual Property Rights other than rights in software commercially available on reasonable terms to any person for a license fee of no more than fifty thousand dollars ($50,000) or shrink wrap licenses to commercially available software sold at retail, indicating for each agreement the title, the parties thereto, the term thereof and the amount of any future royalty or license fee payable thereunder. To Parent's knowledge, all Parent Inbound License Agreements are valid, binding and in full force and effect. Parent has performed in all material respects its obligations under the Parent Inbound License Agreements, Parent is not in default thereunder, and to Parent's knowledge no event or circumstance has occurred under any Parent Inbound License Agreement that with notice or lapse of time or both would constitute a default or event of default on the part of Parent or give to any other party the right to terminate or modify any of Parent's rights under such Parent Inbound License Agreement. There is no material outstanding or, to the knowledge of Parent, threatened dispute or disagreement with respect to any Parent Inbound License Agreement. Parent has not received written notice that any party to any Parent Inbound License Agreement intends to cancel, terminate or refuse to renew (if renewable) any of Parent's rights under such Parent Inbound License Agreement or to exercise or decline to exercise any option or right thereunder.

     6.17.5  Outbound License Agreements

     Schedule 16.17.5 sets forth a complete and accurate list of each agreement (the "Parent Outbound License Agreements") under which Parent has granted any right to use or practice any Intellectual Property Rights other than nonexclusive rights in software granted in the ordinary course of Parent's business for which the total payments to Parent did not exceed fifty thousand dollars ($50,000) and that are not otherwise material to Parent, indicating for each agreement the title, the parties thereto and the term thereof. To Parent's knowledge, all Parent Outbound License Agreements are valid, binding and in full force and effect. Parent has performed in all material respects its obligations under the Parent Outbound License Agreements, Parent is not in default thereunder, and to Parent's knowledge no event or circumstance has occurred under any Parent Outbound License Agreement that with notice or lapse of time or both would constitute a default or event of default on the part of Parent or give to any other party the right to terminate or modify any of Parent's rights under such Parent Outbound License Agreement. There is no material outstanding or, to the knowledge of Parent, threatened dispute or disagreement with respect to any Parent Outbound License Agreement. Parent has not received written notice that any party to any Parent Outbound License Agreement intends to cancel, terminate or refuse to renew (if renewable) such Parent Outbound License Agreement or to exercise or decline to exercise any option or right thereunder.

     6.17.6  No Infringement by Parent

     Parent Intellectual Property and the conduct of Parent's business as currently conducted and as currently proposed to be conducted do not infringe, violate, misappropriate or otherwise misuse any third party Intellectual Property Rights, and Parent has not received any complaint, claim or notice alleging any such infringement, violation, misappropriation or misuse or any act of unfair competition by Parent. To the best knowledge of Parent, no goods, services, or other products which are sold, licensed or otherwise supplied, used or employed by Parent infringe, violate, misappropriate or otherwise misuse any third party

Intellectual Property Rights, and Parent has not received any complaint, claim or notice alleging any such infringement, violation, misappropriation or misuse. Nothing has come to the attention of Parent to the effect that the name of Parent or any business name, trade mark, service mark or domain name used or owned by Parent is the same as, or is confusingly or deceptively similar to, the name of any other company or business, trade name or domain name or to the trade mark or service mark owned or used by any other person. No litigation is now or, within the five (5) years prior to the date of this Agreement, was pending and, to the knowledge of Parent, no notice or other claim in writing has been received by Parent (i) alleging that Parent has engaged in any activity or conduct that infringes, violates, misappropriates or otherwise misuses the Intellectual Property Rights of any third party or (ii) challenging the ownership, use, validity or enforceability of any Parent Intellectual Property.

     6.17.7  No Infringement by Third Parties

     To Parent's knowledge, no third party is infringing, violating, misappropriating or misusing any Parent Intellectual Property that is owned or exclusively licensed to Parent, or committing any act of unfair competition with respect to Parent, and no such claims have been brought against any third party by Parent. Parent has not entered into any agreement granting any Person the right to bring any action with respect to, or otherwise to enforce, any Parent Intellectual Property.

     6.17.8  Protection of Intellectual Property Rights

     Parent has taken reasonable steps to protect Parent Intellectual Property. Without limiting the generality of the foregoing, Parent enforces a policy of requiring each employee, consultant and contractor of Parent to execute agreements that contain provisions designed to prevent unauthorized disclosure of Parent Intellectual Property. With respect to employees, such agreements are substantially in Parent's standard forms and also assign to Parent all Intellectual Property Rights relating to Parent's business that are developed by the employee in the course of his or her activities for Parent or are developed during working hours using the resources of Parent. With respect to contractors and consultants, the agreements either assign all Intellectual Property Rights developed pursuant to the agreement or license such rights on agreed-upon terms. Except under confidentiality obligations, to the knowledge of Parent, there has been no disclosure by Parent of material confidential information or trade secrets. Parent has not disclosed any source code to any software to any person or entity other than an employee of Parent who is under a written nondisclosure agreement; and, except as described in Schedule 6.17.8, neither Parent nor any escrow agent is under any contractual or other obligation to disclose any source code or other Parent Intellectual Property. If, as disclosed on Schedule 6.17.8, Parent has deposited any source code or other Parent Intellectual Property into source code escrows or similar arrangements, no event has occurred that has or could reasonably form the basis for a release of such source code or other Parent Intellectual Property from such escrows or arrangements.

     6.17.9  Indemnification for Use of Intellectual Property Rights

     Other than pursuant to standard agreements with customers or suppliers of Parent entered into in the ordinary course of business (accurate and complete copies of which have been made available to the Company by Parent), Parent has not entered into any agreement or offered to indemnify any Person against any charge of infringement, violation, misappropriation or misuse of Intellectual Property Rights.

     6.17.10  Assignment; Change of Control

     The execution, delivery and performance by Parent of this Agreement, and the consummation of the transactions contemplated hereby, will not result in the loss or impairment of, or give rise to any right of any third party to terminate or alter, any of the Parent Intellectual Property or Parent's rights under any Parent Inbound License Agreement or Parent Outbound License Agreement, nor require any consent in respect of any Parent Intellectual Property, nor require any disclosure or release of any source code or other Parent Intellectual Property from any escrows or other arrangements.

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

6.18  Accounts Receivable

     All accounts receivable of Parent reflected in the Parent Balance Sheet ("Parent Accounts") represent amounts due for services performed or sales actually made in the ordinary course of business and are carried at values determined in accordance with GAAP. To Parent's knowledge, the bad debt reserves and allowances reflected in the Parent Balance Sheet are adequate.

6.19  Inventory

     (a) All items in the inventory reflected in the Parent Balance Sheet or as currently owned by Parent for use in the operation of the business (i) have been valued consistent with the inventory valuation policy of Parent in accordance with GAAP consistently applied and (ii) are of a quality and quantity usable and salable in the ordinary course of business.

     (b) Parent's inventories of finished products and evaluation units as of July 31, 2001, the approximate quantities thereof, and their locations are set forth in Schedule 6.19(b) to the Disclosure Memorandum. In addition, Schedule 6.19(b) sets forth the value of all raw materials and work in progress as of July 31, 2001.

     (c) Parent is not aware of any adverse condition, other than shortages of parts, raw materials and supplies common to the industry generally, affecting the quality or supply of raw materials, intermediates, supplies, parts and other materials available to Parent that are necessary to manufacture, package or label the products or are otherwise used in the business.

6.20  Corporate Books and Records

     Parent and Merger Sub have furnished to the Company or its representatives for their examination true and complete copies of (a) the Certificate of Incorporation and Bylaws of Parent and Merger Sub as currently in effect, including all amendments thereto and (b) the minute books of Parent. Such minutes reflect all meetings of Parent's stockholders, Board of Directors and any committees thereof since Parent's inception, and such minutes accurately reflect in all material respects the events of and actions taken at such meetings.

6.21  Licenses, Permits, Authorizations, etc.

     Parent has received all required Permits, except where the failure to receive any Permit would not have a Parent Material Adverse Effect. Schedule
6.21 to the Parent Disclosure Memorandum contains a list of all Permits with expiration dates, if any. Parent is in material compliance with the terms of all Permits, and all Permits are valid and in full force and effect, and no proceeding is pending or, to Parent's knowledge, threatened, the object of which is to revoke, limit or otherwise affect any Permit. Parent has not received any notifications of any asserted failure to obtain any Permit or any past and unremedied failure to obtain any Permit.

6.22  Compliance With Laws

     Parent is and has been in material compliance with all federal, state, local and foreign laws, rules, regulations, ordinances, decrees and orders applicable to the operation of its business, to its employees, or to its property, including, without limitation, all such laws, rules, ordinances, decrees and orders relating to antitrust, consumer protection, currency exchange, environmental protection, equal opportunity, prevention of domestic and foreign corrupt practices, health, occupational safety, good laboratory practices, pension, securities and trading-with-the-enemy matters. Parent has not received any written notification of any asserted present or past unremedied failure by Parent to comply with any of such laws, rules, ordinances, decrees or orders.

6.23  Insurance

     The Parent Disclosure Memorandum sets forth a true and correct list of all insurance policies maintained by Parent at the date of this Agreement. Parent maintains commercially reasonable levels of (a) insurance on its property (including leased premises) that insures against loss or damage by fire or other casualty and (b) insurance against liabilities, claims and risks, in each case, of a nature and in such amounts as are normal and customary in Parent's industry for companies of similar size and financial condition. All insurance policies of Parent are in full force and effect, all premiums with respect thereto due as of the date hereof have been paid, and no written notice of cancellation or termination has been received with respect to any such policy or binder. Such policies or binders are sufficient for compliance with all requirements of law currently applicable to Parent and of all agreements to which Parent is a party. Such policies will not terminate or lapse by reason of the transactions contemplated by this Agreement.

6.24  Brokers or Finders

     Except for Broadview International, LLC, whose fees shall be the sole responsibility of Parent, Parent has not incurred, and will not incur, directly or indirectly, as a result of any action taken by or on behalf of Parent, any liability for investment banking, brokerage or finders' fees or agents' commissions or any similar charges in connection with the Merger, this Agreement or any transactions contemplated hereby.

6.25  Insider Interests

     Based solely upon a review of publicly available filings with the Securities and Exchange Commission (the "SEC"), no 5% Parent Stockholder, officer or director of Parent has any interest (other than as a stockholder of Parent) (a) in any Parent Real Property, Parent Personal Property, Parent Intellectual Property used in or directly pertaining to the business of Parent, including, without limitation, inventions, patents, trademarks or trade names, or (b) to Parent's knowledge, in any agreement, contract, arrangement or obligation relating to Parent, its business or its operations. There are no agreements, understandings or proposed transactions between Parent and any of its officers, directors, 5% Parent Stockholders or affiliates other than with respect to officers, employees or directors, agreements and arrangements relating to their employment or directorship. To Parent's knowledge, except for beneficial or record ownership of not more than one percent of the outstanding securities of an entity whose shares are registered under the Securities Exchange Act of 1934 (the "Exchange Act"), Parent and its officers and directors have no interest, either directly or indirectly, in any entity, including, without limitation, any corporation, partnership, joint venture, proprietorship, firm, licensee, business or association (whether as an employee, officer, director, stockholder, agent, independent contractor, security holder, creditor, consultant or otherwise) that presently (i) provides any services, produces and/or sells any products or product lines, or engages in any activity that is the same, similar to or competitive with any activity or business in which Parent is now engaged or proposes to engage; (ii) is a supplier, customer or creditor; or (iii) has any direct or indirect interest in any material asset or property, real or personal, tangible or intangible, of Parent or any property, real or personal, tangible or intangible, that is necessary for the conduct of Parent's business.

6.26  Compliance with Environmental Laws

     6.26.1 Parent is, and at all times has been, in full compliance with, and has not been and is not in violation of or liable under, any Environmental, Health, and Safety Requirements except where such violation or failure to be in compliance with such Environmental, Health, and Safety Requirements would not have a Parent Material Adverse Effect.

     6.26.2 Parent has no basis to expect, nor has it received any written or oral notice, report, order, summons, inquiry or other communication from any governmental authority or any person regarding any actual or alleged violation of or failure to comply with Environmental, Health, and Safety Requirements, or any liabilities or potential liabilities (whether accrued, absolute, contingent, unliquidated or otherwise) arising under Environmental, Health, and Safety Requirements, including any investigatory, remedial or corrective obligations, relating to Parent, its properties, facilities or operations or any other properties, facilities or assets in which Parent has had an interest, or with respect to any property at or to which Hazardous Materials generated, transferred, or used by Parent or any other person for whose conduct it is or may be held responsible, have been transported, stored, handled, received or disposed.

     6.26.3 To Parent's knowledge, there has been no release or threat of release of any Hazardous Materials, whether by Parent or any other person, at or from Parent's properties, facilities or operations, any other locations where Hazardous Materials were generated, used or transferred from or by Parent's properties, facilities or operations or any other properties, facilities or operations in which Parent had an interest.

     6.26.4 Parent has delivered to the Company true and complete copies of any and all environmental assessments and reports relating to Parent's properties, facilities or operations.

6.27  Information Supplied by Parent

     None of the information supplied or to be supplied by Parent for inclusion in the S-4 or contained in any other material to be delivered to its stockholders in connection with any written consent by or meeting of such stockholders (collectively, "Parent Stockholder Materials"), at the date on which the S-4 is declared effective by the Securities and Exchange Commission (the "SEC") or on the date of such approval, contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not materially misleading; provided, however, that Parent makes no representations or warranties regarding information furnished by or related to any party other than Parent.

6.28  Full Disclosure

     None of the representations and warranties made by Parent herein (as modified by the Parent Disclosure Memorandum), nor any statement made in any schedule or the Compliance Certificate and Secretary's Certificate furnished by Parent pursuant to this Agreement, contains any untrue statement of material fact, or omits to state any material fact necessary in order to make the statements contained herein or therein, in light of the circumstances under which they were made, not misleading.

6.29  Absence of Undisclosed Liabilities

     The Parent and its consolidated subsidiaries have no material liabilities or obligations of any nature (absolute, contingent or otherwise) that are not fully reflected or reserved against in the Parent Balance Sheet and that would be required under GAAP to be reflected or reserved in order for the Parent Balance Sheet to fairly represent the consolidated financial condition of the Parent as of such date, except liabilities or obligations incurred since the date of the Parent Balance Sheet in the ordinary course of business and consistent with past practices.

6.30  Government Contracts

     Parent has not, during the past five years, attempted to sell to or bid on any contract or subcontract with or for any agency of the U.S. government or any foreign government and had any such attempt denied as a result of any prohibition against Parent's dealing with or for or any such agency or government, and Parent has no knowledge of any such prohibition. Parent has not been, nor to its knowledge is it currently being, audited or investigated by the United States Government Accounting Office, the United States Department of Justice, the United States Department of Defense or any of its agencies, the Defense Contract Audit Agency or the inspector general or other authorities of any agency of the U.S. government, or any foreign government, nor, to Parent's knowledge, has such audit or investigation been threatened.

6.31  Securities -- Parent Common Stock

     The Parent Common Stock to be issued in the Merger pursuant to this Agreement has been duly authorized for issuance, and such Parent Common Stock, when issued and delivered to the Company's stockholders pursuant to this Agreement, (a) will be validly issued, fully paid and nonassessable, free of preemptive rights and (b) will be registered under the Securities Act of 1933, as amended (the "Securities Act"), and the Exchange Act and registered or exempt from registration under applicable blue sky laws.

6.32  Securities -- H Shares and Notes

     The H Shares to be issued pursuant to this Agreement have been duly authorized for issuance, and such H Shares, when issued and delivered to the Investors pursuant to this Agreement, will be validly issued, fully paid and nonassessable and free of preemptive rights. The Notes to be issued pursuant to this Agreement has been duly authorized for issuance.

6.33  SEC Documents; Parent Financial Statements

     True and complete copies of all reports or Registration Statements filed by Parent with the SEC since December 30, 2000, are available to the Company on the SEC's web site at www.sec.gov, and Parent has made available to the stockholders true and complete copies of its Annual Report on Form 10-K for the fiscal year ended December 30, 2000, all Forms 8-K and Forms 10-Q, filed after the date of the last of the Form 10-K and its Proxy Statement relating to its 2001 Annual Meeting of Shareholders, (collectively, the "SEC Documents"). Parent has filed all required forms, reports and documents with the SEC since January 1, 1998, including, in the form filed with the SEC, together with any amendments thereto,
(i) Annual Reports on Form 10-K, (ii) proxy statements relating to the Company's meetings of stockholders (whether annual or special), (iii) Quarterly Reports on Form 10-Q, and (iv) any required other reports or registration statements, all of which complied when filed in all material respects with all applicable requirements of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the "Securities Act") and the Exchange Act. As of their respective filing dates, each of the SEC Documents complied in all material respects with the requirements of the Securities Act and the Exchange Act, and the rules and regulations of the SEC promulgated thereunder. Except to the extent that information contained in any Parent SEC form, report or other document was revised or superseded by a later filed form, report or other document filed by Parent, none of Parent's forms, reports or other documents filed with the SEC contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Parent financial statements, included in the SEC Documents comply as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP consistently applied (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), were true and correct in all material respects as of their respective dates and present fairly, in accordance with GAAP, the consolidated financial condition of Parent at the dates thereof and the consolidated results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end adjustments and any other adjustments described therein). There has been no material change in Parent accounting policies except as described in the notes to the Parent Financial Statements.

                                  ARTICLE VII

          CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND MERGER SUB

     The obligations of Parent and Merger Sub to perform and observe the covenants, agreements and conditions hereof to be performed and observed by them at or before the Closing shall be subject to the satisfaction of the following conditions, which may be expressly waived only in writing signed by Parent:

7.1  Accuracy of Representations and Warranties

     The representations and warranties of the Company contained herein (as modified by the Disclosure Memorandum) (a) that are expressly qualified by a reference to materiality shall be true in all respects as so qualified when made and at and as of the Effective Time and (b) that are not so qualified shall have been true and correct in all material respects when made and at and as of the Effective Time and, except (i) for changes contemplated by this Agreement and the other Operative Documents, and (ii) to the extent that such representations and warranties speak as of an earlier date, shall be true and correct in all material respects as of such date. Notwithstanding the foregoing, the condition set forth in this Section 7.1 shall be deemed to be satisfied if such breaches of the Company's representations and warranties (if any) do not have a Company Material Adverse Effect or a material diminution of benefits expected to be realized by the Parent as a result of the Merger.

7.2  Performance of Agreements

     The Company shall have performed in all material respects all obligations and agreements and complied in all material respects with all covenants contained in this Agreement or any other Operative Document to be performed and complied with by it at or prior to the Closing. Notwithstanding the foregoing, the condition set forth in this Section 7.2 shall be deemed to be satisfied if such nonperformance or noncompliance (if any) do not have a Company Material Adverse Effect or a material diminution of benefits expected to be realized by the Parent as a result of the Merger.

7.3  Compliance Certificate

     Parent shall have received a certificate of the President and the Chief Financial Officer of the Company, dated the Closing Date, in form and substance satisfactory to Parent, certifying that the conditions to the obligations of Parent and Merger Sub in Sections 7.1, 7.2, 7.4, and 7.5 have been fulfilled.

7.4  No Material Adverse Change

     Since the date of this Agreement and at the Effective Time, there shall not have occurred any Company Material Adverse Effect.

7.5  Approvals

     All transfers of permits or licenses and all approvals of or notices to public agencies, federal, state, local or foreign, the granting or delivery of which is necessary for the consummation of the transactions contemplated hereby, or for the continued operation of the Company, shall have been obtained (except for such of the foregoing as, if not obtained, would not have a Company Material Adverse Effect)and all waiting periods specified by law (including that required by the Hart-Scott-Rodino Act) shall have passed.

7.6  Secretary's Certificate

     Parent shall have received a certificate of the Secretary of the Company, in form and substance satisfactory to Parent, as to the authenticity and effectiveness of the actions of the Board of Directors and stockholders of the Company authorizing the Merger and the transactions contemplated by this Agreement and the other Operative Documents. Copies of the Company's Certificate of Incorporation, certified by the

Delaware Secretary of State, and Bylaws, certified by the Secretary of the Company, shall be attached to such certificate.

7.7  Compliance With Laws

     The effectiveness of the Merger and the performance by Parent and the Company of their respective obligations pursuant to this Agreement and the other Operative Documents shall be legally permitted by all laws and regulations to which Parent or the Company is subject.

7.8  Stockholder Approval

     This Agreement and the Merger (and, in the case of Parent, the amendment of its Certificate of Incorporation to increase the authorized shares of Parent Common Stock and Parent's Preferred Stock to amounts at least sufficient to permit consummation of the transactions contemplated in this Agreement) shall have been approved by (i) the Company's stockholders as required by the Company's Certificate of Incorporation and applicable law and (ii) Parent's stockholders are required by Parent's Certificate of Incorporation and applicable law and any requirements of Parent's Trading Market.

7.9  Legal Proceedings

     No order of any court or administrative agency shall be in effect enjoins, restrains, conditions or prohibits consummation of this Agreement or any other Operative Document, and no litigation, investigation or administrative proceeding shall be pending that would enjoin, restrain, condition or prevent consummation of this Agreement or any other Operative Document.

7.10  Affiliate Letters

     The Company shall have delivered or caused to be delivered to Parent an Affiliate Letter substantially in the form of Exhibit 7.10 from all of those Persons who were, on the date on which the requisite number of consents or votes had been obtained to approve the Merger, "affiliates" of the Company within the meaning of Rule 145 of the rules and regulations promulgated under the Securities Act.

7.11  Termination of Certain Agreements

     Any and all rights of refusal, co-sale rights and registration rights (other than pursuant to the Registration Rights Agreement) for the benefit of the holders of Company Capital Stock, or Stock Purchase Rights, all as set forth in the Disclosure Memorandum, shall have terminated.

7.12  Dissenter Rights Exercised Greater Than 20% of Stock

     Holders of not more than 20% of the outstanding shares of Company Common Stock shall have not voted in favor of the Merger or not consented thereto in writing and shall have delivered before the Effective Time timely written notice of such holders' intent to demand payment as dissenting stockholders for such shares in accordance with the DGCL.

7.13  Consents to Merger

     Schedules 4.5, 4.9, 4.10.2 and 4.14 to the Disclosure Memorandum that treat the Merger as an assignment or otherwise by their terms require consent. The Company shall have received and shall have delivered to Parent or its counsel written consents to the Merger from each of the parties (other than the Company) to such agreements, leases, notes or other documents, which consents shall be reasonably satisfactory in all respects to Parent, provided however that the Company shall not be required to obtain any consents required from Silicon Valley Bank; and provided, further that the Company shall not be required to deliver any consent if the failure to obtain such consent would not have a Company Material Adverse Effect. Without limiting the foregoing, the Company agrees to cooperate with Parent in negotiations with Silicon Valley Bank regarding financing arrangements of the Surviving Corporation.

7.14  Receipt of Loan from Company

     The Lenders shall have loaned Parent the Initial Loan Amount in accordance with Article II hereof.

7.15  Amendment to Certificate

     The Parent H Certificate shall have been duly adopted by Parent by all necessary corporate action of its Board of Directors and stockholders and shall have been properly filed with and accepted by the Secretary of State of the State of Delaware.

7.16  Lock-Up Agreements

     The Investors shall have executed and delivered a lock-up agreement in substantially the form attached hereto as Exhibit 7.16.

7.17  SEC Effectiveness

     The SEC shall have declared the Proxy/Registration Statement on Form S-4 prepared pursuant to Section 10.6.2 and 10.8 effective and no stop order suspending the effectiveness of such Proxy/Registration Statement on Form S-4 or any part thereof shall have been issued and no proceeding for that purpose shall have been initiated or threatened in writing by the SEC. Such Proxy/Registration Statement on Form S-4 shall register all shares of Parent Common Stock issuable at the Closing of the Merger pursuant to Section 1.8.1.

7.18  Series H Purchase

     The Investors shall upon the Closing purchase Series H Shares in accordance with Article III of this Agreement.

                                  ARTICLE VIII

               CONDITIONS PRECEDENT TO OBLIGATIONS OF THE COMPANY

     The obligations of the Company to perform and observe the covenants, agreements and conditions hereof to be performed and observed by it at or before the Closing shall be subject to the satisfaction of the following conditions, which may be expressly waived only in writing signed by the Company.

8.1  Accuracy of Representations and Warranties

     The representations and warranties of Parent and Merger Sub contained herein (a) that are expressly qualified by a reference to materiality shall be true in all respects as so qualified when made and at and as of the Effective Time and (b) that are not so qualified shall have been true and correct in all material respects when made and at and as of the Effective Time and, except (i) for changes contemplated by this Agreement and the other Operative Documents and
(ii) to the extent that such representations and warranties speak as of an earlier date, shall be true and correct in all material respects as of such date. Notwithstanding the foregoing, the condition set forth in this Section 8.1 shall be deemed to be satisfied if such breaches of the Parent's representations and warranties (if any) do not have a Parent Material Adverse Effect or a material diminution of benefits expected to be realized by the Company's stockholders as a result of the Merger.

8.2  Performance of Agreements

     Parent and Merger Sub shall have performed in all material respects all obligations and agreements and complied in all material respects with all covenants contained in this Agreement or any other Operative Document to be performed and complied with by them at or prior to the Closing. Notwithstanding the foregoing, the condition set forth in this Section 8.2 shall be deemed to be satisfied if such nonperformance or noncompliance (if any) do not have a Parent Material Adverse Effect or a material diminution of benefits expected to be realized by the Company's stockholders as a result of the Merger.

8.3  Compliance Certificate

     The Company shall have received a certificate of an officer of each of Parent and the Merger Sub, dated the Closing Date, substantially in form and substance reasonably satisfactory to the Company, certifying that the conditions to the obligations of the Company in Sections 8.1, 8.2, 8.4 and 8.5 have been fulfilled.

8.4  No Material Adverse Change

     Since the date of this Agreement and at the Effective Time, there shall not have occurred any Parent Material Adverse Effect.

8.5  Approvals and Consents

     All transfers of permits or licenses and all approvals of or notices to public agencies, federal, state, local or foreign, the granting or delivery of which is necessary for the consummation of the transactions contemplated hereby, or for the continued operation of Parent, shall have been obtained(except for such of the foregoing as, if not obtained, would not have a Company Material Adverse Effect), and all waiting periods specified by law (including that required by the Hart-Scott-Rodino Act) shall have passed. All other consents, approvals and notices referred to in this Agreement required to be obtained or delivered by Parent or Merger Sub shall have been so obtained or delivered; provided, however, that Parent shall not be required to deliver any consent if the failure to obtain such consent would not have a Parent Material Adverse Effect.

8.6  Secretary's Certificate

     The Company shall have received the certificate of the Secretary of Parent and Merger Sub, in form and substance satisfactory to Company, as to the authenticity and effectiveness of the actions of the Board of Directors and stockholders of Parent authorizing the Merger and the transactions contemplated by this Agreement and the other Operative Documents. Copies of Parent's Certificate of Incorporation, certified by the Delaware Secretary of State, and of Parent's Bylaws, certified by the Secretary of the Parent, shall be attached to such certificate.

8.7  Compliance With Laws

     The effectiveness of the Merger and the performance by Parent and the Company of the obligations hereunder and under the other Operative Documents shall be legally permitted by all laws and regulations to which Parent or the Company is subject.

8.8  Legal Proceeding

     No order of any court or administrative agency shall be in effect that enjoins, restrains, conditions or prohibits consummation of this Agreement or any other Operative Document, and no litigation, investigation or administrative proceeding shall be pending which would enjoin, restrain, condition or prevent consummation of this Agreement or any other Operative Document.

8.9  Stockholder Approval

     This Agreement and the Merger (and, in the case of Parent, the amendment of its Certificate of Incorporation) shall have been approved by (i) the Company's stockholders as required by the Company's Certificate of Incorporation and applicable law and (ii) Parent's stockholders as required by Parent's Certificate of Incorporation and applicable law and any requirements of Parent's Trading Market.

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

8.10  Parent's Trading Market Listing

     The shares of Parent Common Stock issuable to stockholders of the Company pursuant to this Agreement shall have been authorized for inclusion on the Parent's Trading Market, subject to issuance and Parent's Common Stock shall not have been delisted from trading on Parent's Trading Market.

8.11  S-4 Effectiveness

     The SEC shall have declared the Proxy/Registration Statement on Form S-4 prepared pursuant to Section 10.8 effective and no stop order suspending the effectiveness of such Proxy/Registration Statement on Form S-4 or any part thereof shall have been issued and no proceeding for that purpose shall have been initiated or threatened in writing by the SEC. Such Proxy/Registration Statement on Form S-4 shall register all shares of Parent Common Stock issuable at the Closing of the Merger pursuant to Section 1.8.1(b).

8.12  Congress Consent

     The consent of Congress to the Merger and the other transactions contemplated by this Agreement and the other Operative Documents obtained in the Third Amendment to Loan and Security Agreement, Waiver and Consent shall not have been revoked, amended or nullified.

                                   ARTICLE IX

              CONDITIONS PRECEDENT TO OBLIGATIONS OF THE INVESTORS

     The obligation of each Investor to perform and observe the covenants, agreements and conditions hereof to be performed and observed by such Investor at or before the Closing shall be subject to the satisfaction of the following conditions, which, as to such Investor, may be expressly waived only in writing signed by such Investor:

9.1  Closing of the Merger

     The Merger shall Close as contemplated by this Agreement.

9.2  Compliance With Laws

     The purchase of the H Shares by the Investors pursuant to Article III and the performance by Parent and the Company of their respective obligations pursuant to this Agreement and the other Operative Documents shall be legally permitted by all laws and regulations to which Parent or the Company is subject.

9.3  Registration Rights Agreement

     The Parent shall have executed and delivered the Registration Rights Agreement.

                                   ARTICLE X

                                   COVENANTS

     Between the date of this Agreement and the Effective Time, or such later period as set forth in these covenants, the parties covenant and agree as set forth in this Article IX.

10.1  Conduct of Business by the Company Pending the Merger

     Unless Parent shall otherwise agree in writing, the business of the Company shall be conducted in, and the Company shall not take any action except in, the ordinary course of business and in a manner consistent with past practice and in accordance with applicable law; and the Company shall use commercially reasonable efforts to preserve intact the business organization of the Company, to keep available the services of the current officers, employees and consultants of the Company and to preserve the current relationships of the Company with, and the goodwill of, customers, suppliers and other Persons with which the Company has significant business relations. By way of amplification and not limitation, except as otherwise contemplated by this Agreement, the Company shall not, between the date of this Agreement and the Effective Time, directly or indirectly do any of the following without the prior written consent of Parent, except as set forth in Schedule 10.1(a) through (o) to the Company Disclosure Memorandum, which consent shall not be unreasonably withheld or delayed:

          (a) amend or otherwise change its Certificate of Incorporation or Bylaws, except for an amendment to its Certificate of Incorporation limiting dividends payable on Company Preferred Stock or an amendment to increase the authorized capital of the Company solely to satisfy existing dividend obligations;

          (b) except for the issuance of shares of Company Capital Stock (x) upon the exercise or conversion of currently outstanding Options or Stock Purchase Rights, or (y) grants of Company Common Stock to existing or new employees or options to purchase Company Common Stock to existing or new employees with an exercise price equal to the then current fair market value determined in good faith by the Board of Directors of the Company, issue, sell, contract to issue or sell, pledge, dispose of, grant, encumber or authorize the issuance, sale, pledge, disposition, grant or Encumbrance of (i) any shares of capital stock of any class of the Company, (ii) any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest) of the Company, or
     (iii) except in the ordinary course of business, any assets of the Company;

          (c) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock or other securities, property or otherwise, with respect to any Company Capital Stock;

          (d) reclassify, combine, split, subdivide, redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or other securities, except pursuant to rights of repurchase or refusal with respect to employees or directors pursuant to currently outstanding agreements identified on the Disclosure Schedule;

          (e) (i) acquire (including, without limitation, by merger, consolidation or acquisition of stock or assets) any corporation, partnership, other business organization or division thereof or, except in the ordinary course of business, any material amount of assets; (ii) incur or modify any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any Person, or make any loans or advances, except in the ordinary course of business and consistent with past practice not in excess of $100,000 and except for equipment lease financings not to exceed $250,000 in the aggregate and capital expenditures made in accordance with a written budget agreed to by Parent that references this section of this Agreement; (iii) enter into any contract or agreement other than in the ordinary course of business, consistent with past practice and the value of which does not exceed $100,000; (iv) authorize any capital expenditure, except in the ordinary course of business consistent with past practice, in excess of $50,000 or make aggregate capital expenditures in excess of $100,000; (v) enter into any purchasing or other similar agreement in which the cash obligation of the Company exceeds $250,000 or which shall not terminate or be subject to termination for convenience upon 60 days' or less notice; (vi) license any Company Intellectual Property, except in the ordinary course of business consistent with past practice; or (vii) enter into or amend any contract, agreement, commitment or arrangement with respect to any matter set forth in this Section 10.1(e);

          (f) except for "stay bonuses" arrangements with employees not to exceed an aggregate of $300,000, increase the compensation payable or to become payable to its officers, employees, agents or consultants, or grant any severance or termination pay to, or enter into or amend any employment or severance agreement with, any director, officer or other employee of the Company, or establish, adopt, enter into or amend any Employee Benefit Plan, compensation, stock option, employment, severance, benefit or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee;

          (g) except for any change which is required by reason of U.S. GAAP or Regulation S-X under the Exchange Act make any material change with respect to accounting methods or policies or procedures (including, without limitation, procedures with respect to the payment of accounts payable and collection of accounts receivable);

          (h) make any Tax election or settle or compromise any Tax liability;

          (i) pay, discharge or satisfy any material claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business and consistent with past practice of claims, liabilities and obligations reflected or reserved against in the Company Balance Sheet or incurred in the ordinary course of business and consistent with past practice since the date of the Company Balance Sheet, or prepay any obligation having a fixed maturity of more than 90 days from the date such obligation was issued or incurred;

          (j) sell, transfer or otherwise dispose of any of its properties or assets (real, personal or mixed, tangible or intangible) with an aggregate net book value in excess of $50,000, except the sale of inventory in the ordinary course of business and consistent with past practice;

          (k) except for transactions that are not material in the aggregate, loan or advance any amount to, or sell, transfer or lease any properties or assets (real, personal or mixed, tangible or intangible) to, or enter into any agreement or arrangement with, any of the Company's officers, directors or employees or any affiliate of the Company's officers, directors or employees, except (i) directors' fees and compensation paid to officers and employees at rates not exceeding the rates of compensation disclosed on
     Schedule 4.16 of the Disclosure Memorandum, (ii) travel or similar expenses advanced to employees in connection with their employment duties in the ordinary course of business, and (iii) agreements and arrangements that are expressly provided to be entered into with such persons under the terms of this Agreement;

          (l) other than in the ordinary course of business, take any action, other than the execution of this Agreement or consummation of the transactions contemplated hereby, that would result in loss of or contract cancellation by any current customer, supplier or licenser of the Company, which loss or contract cancellation would result in lost annual revenues to the Company of at least $100,000;

          (m) other than in the ordinary course of business, forgive or cancel any indebtedness or waive any claims or rights in each case of material value (including, without limitation, any indebtedness owing by any stockholder, officer, director, employee or affiliate of the Company);

          (n) knowingly take any action that would or is reasonably likely to result in any of the representations or warranties of the Company set forth in this Agreement being untrue in any material respect, or in any covenant of the Company set forth in this Agreement being breached, or in any of the conditions to the Merger specified in Article VII not being satisfied; or

          (o) agree, whether in writing or otherwise, to do any of the foregoing.

10.2  Conduct of Business by Parent Pending the Merger

     Unless the Company shall otherwise agree in writing, the business of the Company shall be conducted in, and Parent shall not take any action except in, the ordinary course of business and in a manner consistent with past practice and in accordance with applicable law; and Parent shall use commercially reasonable efforts to preserve intact the business organization of Parent, to keep available the services of the current officers, employees and consultants of Parent and to preserve the current relationships of Parent with, and the goodwill of, customers, suppliers and other Persons with which Parent has significant business relations. By way of amplification and not limitation, except as otherwise contemplated by this Agreement, Parent shall not, between the date of this Agreement and the Effective Time, directly or indirectly do any of the following without the prior written consent of the Company, except as set forth in Section 10.2 to the Parent Disclosure Memorandum, which consent shall not be unreasonably withheld or delayed:

          (a) amend or otherwise change its Certificate of Incorporation or Bylaws, except for an amendment to its Certificate of Incorporation limiting dividends payable on Preferred Stock of the Parent or an amendment to increase the authorized capital of the Company solely to satisfy existing dividend obligations;

          (b) except for the issuance of shares of the capital stock of the Parent upon the exercise or conversion of currently outstanding Options or Stock Purchase Rights and except for (i) grants of options to purchase in the aggregate 150,000 shares of Parent Common Stock to existing employees and (ii) grants to new employees with an exercise price equal to the then current fair market value determined in good faith by the Board of Directors of Parent, in a manner consistent with past practice issue, sell, contract to issue or sell, pledge, dispose of, grant, encumber or authorize the issuance, sale, pledge, disposition, grant or Encumbrance of (i) any shares of capital stock of any class of Parent, (ii) any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest) of Parent, or (iii) except in the ordinary course of business or as contemplated by Schedule 10.2(b), any assets of Parent;

          (c) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock or other securities, property or otherwise, with respect to any capital stock of the Parent, except pursuant to the Certificate of Incorporation as a result of the transactions contemplated hereby;

          (d) reclassify, combine, split, subdivide, redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or other securities, except pursuant to rights of repurchase or refusal with respect to employees or directors pursuant to currently outstanding agreements identified on the Disclosure Schedule;

          (e) (i) acquire (including, without limitation, by merger, consolidation or acquisition of stock or assets) any corporation, partnership, other business organization or division thereof or, except in the ordinary course of business, any material amount of assets; (ii) incur or modify any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any Person, or make any loans or advances, except in the ordinary course of business and consistent with past practice not in excess of $50,000 and except for equipment lease financings not to exceed $250,000 in the aggregate and capital expenditures made in accordance with a written budget agreed to by the Company that references this section of this Agreement; (iii) enter into any contract or agreement other than in the ordinary course of business, consistent with past practice and the value of which does not exceed $1,000,000; (iv) authorize any capital expenditure, except as included in the forecast as of August 3, 2001 and operational plans as of the date of this Agreement, which is described in Schedule 10.2(e), or in the ordinary course of business consistent with past practice, in excess of $500,000 or make aggregate capital expenditures in excess of $1,500,000; (v) enter into any purchasing or other similar agreement in which the cash obligation of Parent exceeds $2,000,000 or which shall not terminate or be subject to termination for convenience upon 60 days' or less notice; (vi) license any Parent Intellectual Property, except in the ordinary course of business consistent with past practice; or (vii) enter into or amend any contract, agreement, commitment or arrangement with respect to any matter set forth in this Section 10.2(e);

          (f) increase the compensation payable or to become payable to its officers, employees, agents or consultants, or grant any severance or termination pay to, or enter into or amend any employment or severance agreement with, any director, officer or other employee of Parent, or establish, adopt, enter into or amend any Employee Benefit Plan, compensation, stock option, employment, severance, benefit or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee;

          (g) except for any change which is required by reason of U.S. GAAP or Regulation S-X under the Exchange Act, make any material change with respect to accounting methods or policies or procedures (including, without limitation, procedures with respect to the payment of accounts payable and collection of accounts receivable);

          (h) make any Tax election or settle or compromise any Tax liability;

          (i) pay, discharge or satisfy any material claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business and consistent with past practice of claims, liabilities and obligations reflected or reserved against in the Parent Balance Sheet or incurred in the ordinary course of business and consistent with past practice since the date of the Parent Balance Sheet, or prepay any obligation having a fixed maturity of more than 90 days from the date such obligation was issued or incurred;

          (j) except for transactions that are not material in the aggregate, loan or advance any amount to, or sell, transfer or lease any properties or assets (real, personal or mixed, tangible or intangible) to, or enter into any agreement or arrangement with, any of Parent's officers, directors or employees or any affiliate of Parent's officers, directors or employees, except (i) directors' fees and compensation paid to officers and employees at rates not exceeding the rates of compensation disclosed on Schedule 6.19 of the Disclosure Memorandum, (ii) travel or similar expenses advanced to employees in connection with their employment duties in the ordinary course of business, and (iii) agreements and arrangements that are expressly provided to be entered into with such persons under the terms of this Agreement;

          (k) other than in the ordinary course of business, take any action, other than the execution of this Agreement or consummation of the transactions contemplated hereby, that would result in loss of or contract cancellation by any current customer, supplier or licenser of Parent, which loss or contract cancellation would result in lost annual revenues to Parent of at least $1,000,000;

          (l) other than in the ordinary course of business, forgive or cancel any indebtedness or waive any claims or rights in each case of material value (including, without limitation, any indebtedness owing by any stockholder, officer, director, employee or affiliate of Parent);

          (m) knowingly take any action that would or is reasonably likely to result in any of the representations or warranties of Parent set forth in this Agreement being untrue in any material respect, or in any covenant of Parent set forth in this Agreement being breached, or in any of the conditions to the Merger specified in Article VIII and IX not being satisfied; or

          (n) agree, whether in writing or otherwise, to do any of the foregoing.

10.3  Access to Information; Confidentiality

     10.3.1 From the date hereof to the Effective Time, the Company shall, and shall cause the officers, directors, employees and agents of the Company to, afford the officers, employees and agents of Parent access at all reasonable times to the officers, employees, agents, properties, offices, plants and other facilities, books and records of the Company and shall furnish Parent with all financial, operating and other data and information as Parent, through its officers, employees or agents, may reasonably request so as to conduct a full due diligence investigation of the Company's prospects, business, assets, contracts, rights, liabilities and obligations, including, without limitation, its intellectual property, financial, marketing, employee, legal, regulatory and environmental matters. From the date hereof until the Effective Time, the Company shall provide Parent with monthly and other financial statements of the Company as they become available internally at the Company, all of which financial statements will be prepared in good faith and consistent with past practice.

     10.3.2 From the date hereof to the Effective Time, Parent shall, and shall cause the officers, directors, employees and agents of Parent to, afford the officers, employees and agents of the Company access at all reasonable times to the officers, employees, agents, properties, offices, plants and other facilities, books and records of Parent and shall furnish the Company with all financial, operating and other data and information as the Company, through its officers, employees or agents, may reasonably request so as to conduct a full due diligence investigation of Parent's prospects, business, assets, contracts, rights, liabilities and obligations, including, without limitation, its intellectual property, financial, marketing, employee, legal, regulatory and environmental matters. From the date hereof until the Effective Time, Parent shall provide the Company with monthly and other financial statements of Parent as they become available internally at Parent, all of which financial statements will be prepared in good faith and consistent with past practice.

     10.3.3 The parties shall continue to comply with and to perform their respective obligations under the Mutual Confidentiality Agreement between Parent and the Company entered into as of June 21, 2001 (the "Confidentiality Agreement").

10.4  Notification of Certain Matters

     Each party shall give prompt notice to the other parties of (a) the occurrence or nonoccurrence of any event that would be likely to cause any representation or warranty made by such party contained in this Agreement to be untrue or inaccurate in any material respect and (b) any material failure by such party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this SECTION 10.4 shall not limit or otherwise affect the remedies available to the parties hereunder.

10.5  Further Action; Best Efforts

     Upon the terms and subject to the conditions hereof, each of the parties hereto shall use its best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated hereby, including, without limitation, using its best efforts to (i) obtain all waivers, licenses, permits, consents, approvals, authorizations, qualifications and orders of governmental authorities and parties to contracts with the Company as are necessary for the consummation of the transactions contemplated hereby, (ii) defend all lawsuits or other legal proceedings challenging this Agreement or the consummation of the transactions contemplated hereby, (iii) lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated hereby, (iv) effect all necessary registrations and filings, including, but not limited to, if applicable, filings under the HSR Act and submissions of information requested by governmental authorities, (v) provide all necessary information for the Registration Statement and (vi) fulfill the conditions to the Merger. Without limiting the generality of the foregoing, the parties hereto agree that they will seek to close the transaction no later than December 31, 2001. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or the other Operative Documents, each party to this Agreement shall use its best efforts to promptly take all such action. After the Closing, each party hereto, at the request of the other party, and at the sole cost and expense of Parent, will take any further actions reasonably necessary or desirable to carry out the purposes of this Agreement or any other Operative Document, to vest in the Surviving Corporation full title to all properties, assets and rights of the Company and to effect the issuance of the Parent Common Stock and the H Shares to the stockholders of the Company pursuant to the terms and conditions hereof.

10.6  Approval of Parent Stockholders; Preparation of Proxy Statement.

     10.6.1  Approval of Parent Stockholders

     As soon as reasonably practicable after the public announcement of this Agreement, Parent shall, through its Board of Directors, duly call, give notice of, convene and hold a meeting of its stockholders (the "Parent Stockholders Meeting") for the purpose of obtaining such approvals as are required by the applicable rules and regulations of the Parent's Trading Market and, if applicable, Delaware law, to consummate the transactions contemplated by this Agreement and the amendment to increase Parent's authorized shares as described above in SECTION 7.9 (the "Parent Stockholders' Approval"). Subject to its rights to terminate this Agreement pursuant to Section 11.1, Parent shall, through its Board of Directors, include in the Proxy Statement (defined in Section 10.7.2 below) the recommendation of the Board of Directors that the Parent stockholders grant such approval, and shall use its reasonable best efforts to obtain such approval.

     10.6.2  Preparation of Proxy Statement

     As soon as reasonably practicable after the public announcement of this Agreement, Parent shall in consultation with the Company prepare and file with the SEC a preliminary proxy statement (the "Proxy Statement"), and all other required materials, to be used in connection with the solicitation of proxies by Parent for the Parent Stockholders Meeting. Parent shall use commercially reasonable efforts to respond to any SEC comments regarding its Proxy Statement and to have such comments cleared as promptly as practicable, and shall promptly mail the Proxy Statement in its definitive form to its shareholders. The Company agrees to provide as promptly as practicable to Parent such information concerning its stockholders and its business and financial statements and affairs as may reasonably be required or appropriate for inclusion in the Proxy/Registration Statement (as defined below) or in any amendments or supplements thereto, and to cause its counsel and auditors to cooperate with Parent's counsel and auditors in the preparation of the Proxy/Registration Statement, including responses to SEC comments, as appropriate.

10.7  Company Stockholder Approval

     The Company will seek the approval at a special meeting of stockholders or the written consent of the stockholders at the earliest practicable date approving this Agreement, the Merger and related matters, which approval will be recommended by the Board of Directors of the Company, provided however, that such recommendation is subject to Section 10.13 hereof.

10.8  Preparation of S-4

     As promptly as practicable after the date hereof, Parent and the Company will prepare and Parent will file with the SEC a Registration Statement on Form S-4 (containing Parent's Proxy Statement (the "Proxy/Registration Statement")to register all shares of Parent Common Stock issuable at the Closing of the Merger. Parent will use its reasonable best efforts to have the Proxy/Registration Statement declared effective under the Securities Act as promptly as practicable after such filing. Parent shall make all necessary filings with respect to the Merger and the transactions contemplated thereby under the Securities Act and the Exchange Act and applicable state blue sky laws and the rules and regulations thereunder. Parent shall also take any action required to be taken under any applicable state securities laws in connection with the issuance of Parent Common Stock in the Merger and issuance of the H Shares and the Notes. No filing of, or amendment or supplement to, the Proxy/Registration Statement will be made by Parent without providing the Company and its counsel the opportunity to review and comment thereon. The Parent will advise the Company, promptly after it receives notice thereof, of the time when the Proxy/Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Proxy/Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information. If at any time prior to the Effective Time any information relating to the Company or Parent, or any of their respective affiliates, officers or directors, should be discovered by the Company or Parent which should be set forth in an amendment or supplement to any of the Proxy/ Registration Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by law, disseminated to the stockholders of the Company and Parent.

10.9  Parent Common Stock

     Parent agrees to apply for listing on the Parent's Trading Market the shares of Parent Common Stock comprising the Merger Consideration, and those shares required to be reserved for issuance upon exercise of Options assumed in connection with the Merger by filing with the Parent's Trading Market a Notification of Listing of Additional Shares (or such other form as may be required by the Parent's Trading Market) from and after the Closing and otherwise in accordance with the rules and regulations of the Parent's Trading Market.

10.10  Dissenting Shares

     Prior to the Closing Date, the Company shall furnish Parent with the name and address of each stockholder of the Company who, prior to the Closing, has requested appraisal rights pursuant to the DGCL and the number of Dissenting Shares owned by such stockholder.

10.11  Publicity

     No party hereto shall issue any press release or otherwise make any statements to any third party with respect to this Agreement or the transactions contemplated hereby, other than press releases mutually acceptable to the parties hereto to be issued as soon as practicable after the date hereof and after the Closing, and the filing of a Current Report on Form 8-K, the Proxy Statement and the S-4 by Parent; provided, however, that communications by the Company to its investors shall not be deemed to be statements to a third party. Notwithstanding the foregoing, Parent shall be permitted to make any public statement without obtaining the approval of any other party hereto if (a) Parent shall have been advised by counsel that disclosure is required under applicable securities laws, and (b) Parent has first used reasonable efforts to obtain the approval of the Company, which approval shall not be unreasonably withheld or delayed; and provided, further, that Parent shall be permitted to make additional public statements so long as such public statements are consistent with the statements contained in the mutually approved press releases, the Form 8-K or the S-4.

10.12  No Solicitation, etc.

     (a) Each of the Company and Parent (the "Agreeing Party") agrees that it shall not, nor shall it permit any of its subsidiaries to, nor shall it authorize any officer, director or employee or any investment banker, attorney, accountant, agent or other advisor or representative or any of its subsidiaries to (i) solicit, initiate or knowingly encourage the submission of any Takeover Proposal (as hereinafter defined), (ii) enter into any agreement with respect to a Takeover Proposal or (iii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal; provided, however, that to the extent required by the fiduciary obligations of the Board of Directors of the Agreeing Party, as determined in good faith by a majority of the members thereof (after consultation with outside legal counsel), the Agreeing Party may, in response to unsolicited requests therefor, participate in discussions or negotiations with, or furnish information pursuant to a confidentiality agreement no less favorable to such party in all material respects than the Confidentiality Agreement to, any person who indicates a willingness to make a Superior Proposal (as hereinafter defined). For all purposes of this Agreement, "Takeover Proposal" means any proposal for a merger, consolidation, share exchange, business combination or other similar transaction involving the Agreeing Party or any of its Significant Subsidiaries (as hereinafter defined), or any proposal or offer to acquire, directly or indirectly, 25% or more of any class of equity securities in, 25% or more of any voting securities of, or 25% or more of the assets of, the Agreeing Party or any of its Significant Subsidiaries, as the case may be. The Agreeing Party shall cease and cause to be terminated all existing discussions or negotiations with any persons conducted heretofore with respect to, or that could reasonably be expected to lead to, any

Takeover Proposal. As used herein, a "Significant Subsidiary"means any subsidiary of the Agreeing Party that would constitute a "significant subsidiary" within the meaning of Rule 1-02 of Regulation S-X of the SEC.

     (b) Except to the extent permitted below, neither the Board of Directors of the Agreeing Party nor any committee thereof shall (i) withdraw or modify, in a manner adverse to the other party (either the Company or Parent), the approval or recommendation by the Board of Directors of the Agreeing Party or any such committee of this Agreement or the Merger or (ii) approve or recommend, or propose to approve or recommend, any Takeover Proposal. Notwithstanding the foregoing, (i) the Board of Directors of the Agreeing Party, to the extent required by its fiduciary obligations and subject to Section 11.2 hereof, as determined in good faith by a majority of the members thereof (after consultation with outside legal counsel), may approve or recommend a Superior Proposal (and, in connection therewith, withdraw or modify its approval or recommendation of this Agreement or the Merger) and (ii) nothing contained in this Agreement shall prevent the Board of Directors of the Agreeing Party from complying with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act with regard to a Takeover Proposal, if applicable. For all purposes of this Agreement, "Superior Proposal" means a bona fide written proposal made by a third party to acquire the Agreeing Party pursuant to a tender or exchange offer, a merger or other business combination, a share exchange, a sale of all or substantially all its assets or otherwise on terms which a majority of the members of the Board of Directors of the Agreeing Party determines in good faith (taking into account the advice of any independent financial advisors) to be more favorable to the Agreeing Party and its stockholders than the Merger (and any revised proposal made by the other party) and for which financing, to the extent required, is then fully committed or reasonably determined to be likely to be available by the Board of Directors of the Agreeing Party.

     (c) The Agreeing Party shall notify the other party (either the Company or Parent) promptly (but in no event later than the next business day) after receipt by the Agreeing Party (or its advisors) of any Takeover Proposal or any request for nonpublic information in connection with a Takeover Proposal or for access to the properties, books or records of the Company by any person or entity that informs the Company or its advisors that it is considering making, or has made, a Takeover Proposal. Such notice shall indicate the identity of the person making the Takeover Proposal, inquiry or contact, and the material terms and conditions of the Takeover Proposal, inquiry or contact and shall include copies of any written materials received by the Agreeing Party or its representatives in connection with such proposal, discussion, negotiation or inquiry.

10.13  Regulatory and Other Approvals.

     10.13.1 Subject to the terms and conditions of this Agreement and the other Operative Documents, each of the Company and Parent will use commercially reasonable efforts to do, or cause to be done, all things necessary, proper or advisable to, as promptly as practicable, obtain all consents, approvals or actions of, make all filings with and give all notices to any court, tribunal or administrative, governmental or regulatory body, agency, commission, division, department, public body or other authority, whether federal, state, local or foreign (each a "Governmental Entity") or any other public or private third parties required of the Company, Parent or the Merger Sub to consummate the Merger and provide such other information and communications to such Governmental Entities or other public or private third parties as the other party hereto or such Governmental Entities or other public or private third parties may reasonably request. In addition to and not in limitation of the foregoing, each of the parties will (x) take promptly all actions necessary to make the filings required of Parent and the Company or their affiliates under the Hart-Scott-Rodino Act and under comparable merger notification or competition laws of non-U.S. jurisdictions, (y) comply at the earliest practicable date with any request for additional information received by such party or its affiliates from the Federal Trade Commission (the "FTC") or the Antitrust Division of the Department of Justice (the "Antitrust Division") pursuant to the Hart-Scott-Rodino Act or the authorities of such other jurisdictions, and (z) cooperate with the other party in connection with such party's filings under the Hart-Scott-Rodino Act and in connection with resolving any investigation or other inquiry concerning the Merger or the other matters contemplated by this Agreement commenced by the FTC, the Antitrust Division, state attorneys general or any other Governmental Entity.

     10.13.2 In furtherance and not in limitation of the covenants in Section 10.5, Parent and the Company shall each use all reasonable efforts to resolve such objections, if any, as may be asserted with respect to any transactions contemplated by this Agreement by any Governmental Entity. If any administrative, judicial or legislative action or proceeding is threatened to be instituted by any such authority challenging any of the transactions contemplated by this Agreement, Parent and the Company will each cooperate to contest and resist the institution of any such action or proceeding.

10.14  Company Employees

     10.14.1 From and after the Effective Time, Parent and the Surviving Corporation will honor and assume (and Parent guarantees the obligations of Surviving Corporation hereunder), in accordance with their terms, all indemnification obligations of the Company under the Company's Certificate of Incorporation and Bylaws, each as in effect as of the date of this Agreement to any officer, director, agent or employee of the Company for acts and omissions prior to the Closing. Parent shall cause all employees of the Surviving Corporation immediately after the Effective Time to be eligible to participate in the "employee welfare benefit plans" and "employee pension plans" (within the meaning of Section 3(1) and Section 3(2) of ERISA, respectively) of Parent in which similarly situated employees of Parent are generally eligible to participate (or, alternatively, may choose in their discretion to continue certain or all of the benefit plans currently provided by Company to its employees or otherwise to provide benefits comparable to some or all of such plans); provided that nothing herein shall prevent Merger Sub or Parent from terminating the employment of any such employee or modifying or terminating such plans from time to time. For purposes of any length of service requirements, waiting periods, vesting periods or differential benefits based on length of service in any such plan for which an employee may be eligible after the Effective Time, Merger Sub or Parent shall ensure that service by such employee with the Company shall be deemed to have been service with Merger Sub or Parent, as applicable, including with respect to existing options held by employees of the Company: provided that options granted by Parent to employees of the Surviving Corporation immediately following the Effective Time to effect the intent of this paragraph shall be vested no more than to the same extent that they would have been vested had they been granted pursuant to the customary terms of Parent's stock option grants (which currently vest in equal monthly increments over a four year period) as though such employee had been hired by Parent upon the later of (i) two years prior to such date of grant, or (ii) the date that such employee commenced full-time employment at the Company as though such grant had been made on such deemed date of hire, and in no event shall such options be vested on the date of grant by Parent as to more than 50% of the shares subject to such option and the Company and Parent agree to cooperate reasonably to implement this provision on a case by case basis.

     10.14.2 Parent confirms that it is Parent's intention that, subject to applicable law, Parent and the Surviving Corporation will provide salary and benefits to employees of the Company who continue to be employed by the Surviving Corporation after the Effective Time, including participation in the stock option and other compensatory plans of Parent, which will, in the aggregate, be substantially equivalent, to those currently provided by Parent to its similarly situated employees. Notwithstanding the foregoing, nothing in this Agreement shall otherwise limit the Surviving Corporation's right to amend, modify or terminate any employee benefit plan or arrangement. Parent agrees that any person employed by the Company at the Effective Time whose employment is terminated by the Surviving Corporation on or prior to the first anniversary of the Effective Time shall be provided severance benefits pursuant to any written severance agreement, substantially as described on the Company's Disclosure Memorandum or substantially similar to that provided to similarly situated employees of Parent at the time of termination.

10.15  Rights Agreement.

     Parent will not take any action to revoke, amend or nullify the amendment to the Rights Agreement referred to in Section 6.5(b) (the "Rights Amendment"); provided, however that Parent may amend the

Rights Amendment (i) solely for the purpose of including in the definition of "Acquiring Person" Meritage and its Affiliates and Associates in the event that they beneficially hold 20% or more of the Common Shares then outstanding and
(ii) only with the prior written consent of Meritage.

                                   ARTICLE XI

                       TERMINATION, AMENDMENT AND WAIVER

11.1  Termination

     This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the stockholders of the Company):

          (a) by mutual written consent of the Company and Parent;

          (b) by either the Company or Parent, if the Merger has not been consummated by December 31, 2001; provided, however, that (x) the right to terminate this Agreement under this subsection (b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date and (y) such date shall be extended by one day for each day following 14 days after the execution of this Agreement that the Company has not provided to Parent the information referred to in the last sentence of Section 10.6.2 in the form for inclusion in the Proxy/Registration Statement;

          (c) by either the Company or Parent, if there shall be any law or regulation that makes consummation of the Merger illegal or if any judgment, injunction, order or decree enjoining Parent, Merger Sub or the Company from consummating the Merger is entered and such judgment, injunction, order or decree shall become final, binding and nonappealable; provided, however, that the party seeking to terminate this Agreement pursuant to this subsection (c) shall have used all reasonable efforts to remove such judgment, injunction, order or decree;

          (d) by the Company, in the event of a breach by Parent of any representation, warranty or agreement contained herein that has not been cured, or as to which best efforts are not being employed to cure within 30 days after notice thereof is given to Parent and such breach has resulted in a Parent Material Adverse Effect or if the conditions to the Company's obligations in Article VIII become incapable of satisfaction through no fault of the Company;

          (e) by Parent, in the event of a breach by the Company of any representation, warranty or agreement contained herein that has not been cured or as to which best efforts are not being employed to cure within 30 days after notice thereof is given to the Company and such breach has resulted in a Company Material Adverse Effect or if the conditions to Parent's obligations in Article VII become incapable of satisfaction through no fault of Parent;

          (f) by Parent or the Company in connection with entering into a definitive agreement permitted by Section 10.12; provided that the terminating party has complied with all provisions thereof, including the notice provisions therein and the payment of amounts pursuant to Section 11.2;

          (g) by Parent if the votes required by the holders of the Company Capital Stock in order to approve the Merger and the transactions contemplated by this Agreement and the other Operative Documents are not received on or before the Closing Date by written consent or at a duly held meeting of the holders of the Company Capital Stock after such a meeting has been held; or

          (h) by the Company if the votes required by the holders of the Parent Capital Stock in order to approve the Merger and the transactions contemplated by this Agreement and the other Operative Documents are not received on or before the Closing Date at a duly held meeting of the holders of the Parent Capital Stock after such a meeting has been held.

11.2  Effect Of Termination.

     11.2.1 In the event of termination of this Agreement by either the Company or Parent as provided in Section 11.1, written notice thereof shall be given as promptly as possible to the other party hereto, and this Agreement shall forthwith become null and void and there shall be no liability or obligation on the part of either the Company or Parent (or any of their respective Representatives or affiliates), except (i) that the provisions of Sections 10.3 and 10.5, this Section 11.2 and Article XII will continue to apply following any such termination, (ii) that nothing contained herein shall relieve any party hereto from liability for breach of its representations, warranties, covenants or agreements contained in this Agreement, and (iii) as provided in Section
11.2.2 below.

     11.2.2 If either party terminates this Agreement pursuant to Section 11.1(f), the terminating party shall pay to the non-terminating party by wire transfer in immediately available funds to an account specified in writing by the non-terminating party immediately upon notice of such termination, a termination fee of One Million US Dollars (US$1,000,000) and, if the Parent is the non-terminating party, the Parent shall immediately repay the Notes in full in accordance with their terms.

     11.2.3 The parties acknowledge that the agreements in Section 11.2.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, they each would not enter into this Agreement; accordingly, if either party fails to pay in a timely manner the amounts due pursuant to Section 11.2.2 and, in order to obtain such payment, the non-terminating party makes a claim that results in a judgment against the other party for the amounts set forth in Section 11.2.2, the terminating party shall pay to the non-terminating party its reasonable costs and expenses (including reasonable attorneys' fees and expenses) in connection with such suit, together with interest on the amounts set forth in Section 11.2.2 from the date of demand to the date of payment at the rate published as the "prime rate" daily in The Wall Street Journal in effect on the date such payment was required to be made.

     11.2.4 If any provision of this Section 11.2 shall be void under applicable law, or if the performance by any party of its obligations hereunder is prohibited by applicable law, but such provision or action would be permissible if some part or all of Section 11.2 were deleted, then such modification as may be necessary to make such provision or action permissible shall be deemed to have taken place.

11.3  Amendment

     This Agreement may be amended by the parties hereto at any time before or after approval of Parent's or Company's stockholders; after such approval, however, no amendment will be made that by applicable law requires the further approval of Parent's or Company's stockholders without obtaining such further approval.

11.4  Waiver

     At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties contained herein or in any document delivered pursuant hereto, or (c) waive compliance with any agreement or condition contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby.

                                  ARTICLE XII

                                    GENERAL

12.1  No Survival of Representations and Warranties

     None of the representations and warranties in this Agreement or in any instrument or document delivered pursuant to this Agreement shall survive the Effective Time. This Section 12.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

12.2  Expenses

     Regardless of whether the transactions contemplated by this Agreement are consummated, each party shall pay its own fees and expenses incident to the negotiation, preparation and execution of this Agreement and the other Operative Documents (including investment banking, legal and accounting fees and expenses),

12.3  Notices

     Any notice, request or demand desired or required to be given hereunder shall be in writing given by personal delivery, confirmed facsimile transmission or overnight courier service, in each case addressed as respectively set forth below or to such other address as any party shall have previously designated by such a notice. The effective date of any notice, request or demand shall be the date of personal delivery, the date on which successful facsimile transmission is confirmed or the date actually delivered by a reputable overnight courier service, as the case may be, in each case properly addressed as provided herein and with all charges prepaid.

     To Parent or Merger Sub:

        Exabyte Corporation
        1685 38th Street
        Boulder, Colorado 80301
        Fax: (303) 417-7900
        Attention: President

     with a copy to:

        Holland & Hart LLP
        1050 Walnut Street
        Suite 500
        Boulder, CO 80302
        Fax: (303) 473-2720
        Attention: Nina Lopez

     To the Company:

        Ecrix Corporation
        5525 Central Avenue
        Boulder, CO 80301
        Fax: (303) 402-9266
        Attention: Juan Rodriguez
     with a copy to:

        Bartlit Beck Herman Palenchar & Scott
        1899 Wynkoop Street, Suite 800
        Denver, CO 80202
        Fax: (303) 592-3140
        Attention: James L. Palenchar

12.4  Severability

     If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby may be consummated as originally contemplated to the fullest extent possible.

12.5  Entire Agreement

     This Agreement, the Confidentiality Agreement and the other Operative Documents constitute the entire agreement among the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof.

12.6  Assignment

     This Agreement shall not be assigned by operation of law or otherwise; provided, however, that Merger Sub's rights and obligations may be assigned to and assumed by Parent or any other corporation wholly owned (directly or through intermediate wholly owned subsidiaries) by Parent, provided that in such event Parent shall unconditionally guarantee the full payment and performance of all obligations of such assignee.

12.7  Parties in Interest

     This Agreement shall be binding on and inure solely to the benefit of the parties hereto and their respective successors, heirs, legal representatives and permitted assigns.

12.8  Governing Law; Jurisdiction; Venue

     This Agreement and the transactions contemplated hereby, including the Merger, shall be governed by and construed in accordance with the laws of the State of Delaware.

     Any request for relief related to any dispute that arises out of or is related to this Agreement or any of the transactions contemplated by this Agreement or the other Operative Documents, shall be brought in any federal court located in the State of Colorado or any federal or state court located in the State of Delaware. Each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any such court located in the State of Colorado or the State of Delaware, as the case may be, in the event any dispute arises out of or relates to this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, including, without limitation, a motion to dismiss on the grounds of forum non conveniens, (c) agrees that it will not bring any action arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than a federal court sitting in the State of Delaware or the State of Colorado or a Delaware state court, (d) agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner specified by law, and (e) waives any right to a trial by jury with respect to any claim, counterclaim or action arising out of or in connection with this Agreement or the transactions contemplated hereby.

12.9  No Third-Party Beneficiary

     The terms and provisions of this Agreement are intended solely for the benefit of each party hereto and their respective successors or permitted assigns, and, except as provided in Sections 10.14.1 and 10.14.2, it is not the intention of the parties to confer third-party beneficiary rights under any other person.

12.10  Counterparts

     This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. To expedite the process of entering into this Agreement, the parties acknowledge that Transmitted Copies of this Agreement will be equivalent to original documents until such time as original documents are completely executed and delivered. "Transmitted Copies" will mean copies that are reproduced or transmitted via photocopy, facsimile or other process of complete and accurate reproduction and transmission.

               [Remainder of this page intentionally left blank]

     IN WITNESS WHEREOF, the parties hereto have entered into and signed this Agreement and Plan of Merger as of the date and year first above written.

                                            EXABYTE CORPORATION

                                            By:   /s/ WILLIAM L. MARRINER
                                              ----------------------------------
                                                Name: William L. Marriner
                                                Title: President & CEO

                                            BRONCO ACQUISITION, INC.

                                            By:    /s/ STEPHEN F. SMITH
                                              ----------------------------------
                                                Name: Stephen F. Smith
                                                Title: President

                                            ECRIX CORPORATION

                                            By:    /s/ JUAN A. RODRIGUEZ
                                              ----------------------------------
                                                      Juan A. Rodriguez
                                                       Chairman and CEO

                                            INVESTORS:

                                            MERITAGE PRIVATE EQUITY FUND, L.P.

                                            By: Meritage Investment Partners,
                                            LLC
                                            Its: General Partner

                                            By:  /s/ G. JACKSON TANKERSLEY, JR.
                                              ----------------------------------
                                                  G. Jackson Tankersley, Jr.
                                                            Member

                                            MERITAGE PRIVATE EQUITY PARALLEL
                                            FUND, L.P.

                                            By: Meritage Investment Partners,
                                            LLC
                                            Its: General Partner

                                            By:  /s/ G. JACKSON TANKERSLEY, JR.
                                              ----------------------------------
                                                  G. Jackson Tankersley, Jr.
                                                            Member

                                            MERITAGE ENTREPRENEURS FUND, L.P.

                                            By: Meritage Investment Partners,
                                            LLC
                                            Its: General Partner

                                            By:  /s/ G. JACKSON TANKERSLEY, JR.
                                              ----------------------------------
                                                  G. Jackson Tankersley, Jr.
                                                            Member

                                            MILLENNIAL HOLDINGS LLC

                                            By:  /s/ G. JACKSON TANKERSLEY, JR.
                                              ----------------------------------
                                                  G. Jackson Tankersley, Jr.
                                                       Managing Member

                                            THE MILLENNIAL FUND

                                            By:  /s/ G. JACKSON TANKERSLEY, JR.
                                              ----------------------------------
                                                Name: G. Jackson Tankersley, Jr.

                                            TANKERSLEY FAMILY LIMITED
                                            PARTNERSHIP

                                            By:  /s/ G. JACKSON TANKERSLEY, JR.
                                              ----------------------------------
                                                  G. Jackson Tankersley, Jr.
                                                       General Partner

                                            CENTENNIAL FUND V, L.P.

                                            By: Centennial Holdings V, L.P.
                                            Its: General Partner

                                            By:    /s/ JEFFREY H. SCHUTZ
                                              ----------------------------------
                                                      Jeffrey H. Schutz
                                                       General Partner

                                            CENTENNIAL ENTREPRENEURS FUND V,
                                            L.P.

                                            By: Centennial Holdings V, L.P.
                                            Its: General Partner

                                            By:    /s/ JEFFREY H. SCHUTZ
                                              ----------------------------------
                                                      Jeffrey H. Schutz
                                                       General Partner

                                            CENTENNIAL FUND VI, L.P.

                                            By: Centennial Holdings VI, LLC
                                            Its: General Partner

                                            By:    /s/ JEFFREY H. SCHUTZ
                                              ----------------------------------
                                                      Jeffrey H. Schutz
                                                      Managing Principal

                                            CENTENNIAL ENTREPRENEURS FUND VI,
                                            L.P.

                                            By: Centennial Holdings VI, LLC
                                            Its: General Partner

                                            By:    /s/ JEFFREY H. SCHUTZ
                                              ----------------------------------
                                                      Jeffrey H. Schutz
                                                      Managing Principal

                                            CENTENNIAL HOLDINGS I, LLC

                                            By:    /s/ JEFFREY H. SCHUTZ
                                              ----------------------------------
                                                      Jeffrey H. Schutz
                                                      Managing Director

                                            BIG PARTNERS V, L.P.

                                            By:    /s/ ALLEN A. BUILDER
                                              ----------------------------------
                                                       Allen A. Builder
                                                       General Partner

                                            HEXAGON INVESTMENTS LLC

                                            By: Hexagon Investments, Inc.
                                            Its: Manager

                                            By:    /s/ BRIAN FLEISCHMANN
                                              ----------------------------------
                                                      Brian Fleischmann
                                                        Vice President

                                            GRANDHAVEN LLC

                                            By: Hexagon Investments, Inc.
                                            Its: Manager

                                            By:    /s/ BRIAN FLEISCHMANN
                                              ----------------------------------
                                                      Brian Fleischmann
                                                        Vice President

                                            LEGACY ENTERPRISES LLC

                                            By: Hexagon Investments, Inc.
                                            Its: Manager

                                            By:    /s/ BRIAN FLEISCHMANN
                                              ----------------------------------
                                                      Brian Fleischmann
                                                        Vice President

                                            LABYRINTH ENTERPRISES LLC

                                            By: Hexagon Investments, Inc.
                                            Its: Manager

                                            By:    /s/ BRIAN FLEISCHMANN
                                              ----------------------------------
                                                      Brian Fleischmann
                                                        Vice President

                                            JAMES MONROE III, GRANTOR TRUST

                                            By:    /s/ JAMES MONROE III
                                              ----------------------------------
                                                       James Monroe III
                                                           Trustee

                                            VALLEY VENTURES II, L.P.

                                            By: Valley Ventures II, Management
                                                LLC
                                                General Partner

                                            By:  /s/ JOHN M. HOLLIMAN III
                                              ----------------------------------
                                                     John M. Holliman III
                                                       Managing Member

                                                  /s/ CURTIS R. JENSEN
                                            ------------------------------------
                                                      Curtis R. Jensen

                                                /s/ WILLIAM J. ALMON, SR.
                                            ------------------------------------
                                                   William J. Almon, Sr.

                                                     /s/ MARK ROSSI
                                            ------------------------------------
                                                         Mark Rossi

                                            LENDERS:

                                                /s/ WILLIAM J. ALMON, SR.
                                            ------------------------------------
                                                   William J. Almon, Sr.

                                            MERITAGE PRIVATE EQUITY FUND, L.P.

                                            By: Meritage Investment Partners,
                                            LLC,
                                            Its: General Partner

                                            By:      /s/ JOHN GARRETT
                                              ----------------------------------
                                                         John Garrett
                                                          Principal

                                            CENTENNIAL FUND V, L.P.

                                            By: Centennial Holdings V, L.P.
                                            Its: General Partner

                                            By:    /s/ JEFFREY H. SCHUTZ
                                              ----------------------------------
                                                      Jeffrey H. Schutz
                                                       General Partner

                                            CENTENNIAL ENTREPRENEURS FUND V,
                                            L.P.

                                            By: Centennial Holdings V, L.P.
                                            Its: General Partner

                                            By:    /s/ JEFFREY H. SCHUTZ
                                              ----------------------------------
                                                      Jeffrey H. Schutz
                                                       General Partner

                                            CENTENNIAL FUND VI, L.P.

                                            By: Centennial Holdings VI, LLC
                                            Its: General Partner

                                            By:    /s/ JEFFREY H. SCHUTZ
                                              ----------------------------------
                                                      Jeffrey H. Schutz
                                                      Managing Principal

                                            CENTENNIAL ENTREPRENEURS FUND VI,
                                            L.P.

                                            By: Centennial Holdings VI, LLC
                                            Its: General Partner

                                            By:    /s/ JEFFREY H. SCHUTZ
                                              ----------------------------------
                                                      Jeffrey H. Schutz
                                                      Managing Principal

                                            CENTENNIAL HOLDINGS I, LLC

                                            By:    /s/ JEFFREY H. SCHUTZ
                                              ----------------------------------
                                                      Jeffrey H. Schutz
                                                      Managing Director

                                                                    EXHIBIT 7.10


EXABYTE CORPORATION


Attn:

Ladies and Gentlemen:


     I have been advised that I might be considered to be an "affiliate," as that term is defined for purposes of paragraphs (c) and (d) of Rule 145 ("Rule 145") promulgated by the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act") of Ecrix Corporation, a Delaware corporation (the "Company").



     Pursuant to an Agreement and Plan of Merger, dated as of August 22, 2001 (the "Merger Agreement"), among Exabyte Corporation ("Exabyte"), the Company and Bronco Acquisition, Inc., it is contemplated that Bronco Acquisition, Inc. will merge with and into the Company (the "Merger") and as a result, I will receive in exchange for each share of common or preferred stock of the Company owned by me immediately prior to the Effective Time of the Merger (as defined in the Merger Agreement), a number of shares of Common Stock of Exabyte ("Exabyte Common Stock"), as more specifically set forth in the Merger Agreement.


     I hereby agree as follows:


          I will not offer to sell, transfer or otherwise dispose of any of the shares of Exabyte Common Stock issued to me pursuant to the Merger (the "Stock") except (a) in compliance with the applicable provisions of Rule 145, (b) in a transaction that is otherwise exempt from the registration requirements of the Securities Act, or (c) in an offering registered under the Securities Act.


          I consent to the endorsement of the Stock issued to me pursuant to the Merger with a restrictive legend which will read substantially as follows:


             "The shares represented by this certificate were issued in a transaction to which Rule 145 promulgated under the Securities Act of 1933, as amended (the "Act"), applies, and may be sold or otherwise transferred only in compliance with the limitations of such Rule 145, or upon receipt by Exabyte Corporation of an opinion of counsel reasonably satisfactory to it that some other exemption from registration under the Act is available, or pursuant to a registration statement under the Act."



     Exabyte's transfer agent shall be given an appropriate stop transfer order and shall not be required to register any attempted transfer of the shares of the Stock, unless the transfer has been effected in compliance with the terms of this letter agreement.



     It is understood and agreed that this letter agreement shall terminate and be of no further force and effect and the restrictive legend set forth above shall be removed by delivery of substitute certificates without such legend, and the related stop transfer restrictions shall be lifted forthwith, if (i) any such shares of Stock shall have been registered under the Securities Act for sale, transfer or other disposition by me or on my behalf and are sold, transferred or otherwise disposed of, or (ii) any such shares of Stock are sold in accordance with the provisions of paragraphs (c), (e), (f) and (g) of Rule 144 promulgated under the Securities Act, or (iii) I am not at the time an affiliate of Exabyte and have been the beneficial owner of the Stock for at least one year (or such other period as may be prescribed thereunder) and Exabyte has filed with the Commission all of the reports it is required to file under the Securities Exchange Act of 1934, as amended, during the preceding twelve months, or (iv) I am not and have not been for at least three months an affiliate of Exabyte and have been the beneficial owner of the Stock for at least two years (or such other period as may be prescribed by the Securities Act, and the rules and regulations promulgated thereunder), or (v) Exabyte shall have received an opinion of counsel acceptable to Exabyte to the effect that the stock transfer restrictions and the legend are not required.

     I have carefully read this letter agreement and the Merger Agreement and have discussed their requirements and other applicable limitations upon my ability to offer to sell, transfer or otherwise dispose of shares of the Stock, to the extent I felt necessary, with my counsel or counsel for the Company.

                                            Sincerely,

                                            ------------------------------------

                                                                    EXHIBIT 7.16

                       [Form of Series H Holders Lock-up]

Exabyte Corporation
1685 38th Street
Boulder, CO 80301

                                                                          , 2001

Dear Sirs:

     The undersigned understands that Exabyte Corporation ("the Company") and Ecrix Corporation ("Ecrix") have entered into an Agreement and Plan of Merger, dated as of August 22, 2001 (the "Merger Agreement") providing for the merger of Bronco Acquisition Inc. with and into Ecrix, as a result of which Ecrix shall become a wholly-owned subsidiary of the Company. Capitalized terms not defined herein shall have the meanings ascribed to them in the Merger Agreement.

     In consideration of the execution of the Merger Agreement by Bronco and the performance of its obligations thereunder, and for other good and valuable consideration, the undersigned hereby irrevocably agrees that without the prior written consent of Bronco the undersigned will not offer, sell, offer to sell, contract to sell, assign, pledge, grant any option to purchase or otherwise dispose of or transfer (each a "Transfer") any shares of Bronco's Series H Convertible Preferred Stock, $0.01 par value per share (the "Preferred Stock") acquired by the undersigned pursuant to the Merger Agreement or any other security of Bronco issuable upon exercise of the Preferred Stock(the "Convertible Securities") for a period of 180 days after the Effective Time and thereafter may not Transfer more than one-third of the aggregate amount of the Preferred Stock and Convertible Securities (collectively, "Acquired Securities") for a period of 270 days after the Effective Time and not more than two-thirds of the aggregate amount of Acquired Securities for a period of 360 days after the Effective Time and thereafter may transfer all of the Acquired Securities subject to compliance with applicable law. This agreement shall not prohibit the undersigned from transferring Acquired Securities to affiliates, as a bona fide gift, or to a trust for the benefit of the transferor or immediate family members of the transferor.

     In furtherance of the foregoing, the Company and Fleet National Bank, its Transfer Agent, are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this letter agreement.

                                            Very truly yours,

                                            By:
                                            ------------------------------------
                                                Name:
                                                Title:

                     [Form of Common Stock Holders Lock-up]

                                          , 2001

Exabyte Corporation
1685 38th Street
Boulder, CO 80301

Dear Sirs:

     The undersigned understands that Exabyte Corporation ("the Company") and Ecrix Corporation ("Ecrix") have entered into an Agreement and Plan of Merger, dated as of August 22, 2001 (the "Merger Agreement") providing for the merger of Bronco Acquisition Inc. with and into Ecrix, as a result of which Ecrix shall become a wholly-owned subsidiary of the Company. Capitalized terms not defined herein shall have the meanings ascribed to them in the Merger Agreement.

     In consideration of the execution of the Merger Agreement by the Company and the performance of its obligations thereunder, and for other good and valuable consideration, the undersigned hereby irrevocably agrees that without the prior written consent of the Company the undersigned will not offer, sell, offer to sell, contract to sell, assign, pledge, grant any option to purchase or otherwise dispose of or transfer (each a "Transfer") any shares of the Company's Common Stock, $0.01 par value per share acquired, directly or indirectly, by the undersigned pursuant to the Merger Agreement (collectively, the "Acquired Securities") for a period of 90 days after the Effective Time and thereafter may not Transfer more than one-third of the aggregate amount of Acquired Securities for a period of 180 days after the Effective Time and not more than two-thirds of the aggregate amount of Acquired Securities for a period of 270 days after the Effective Time and thereafter may transfer all of the Acquired Securities subject to compliance with applicable law. This agreement shall not prohibit the undersigned from transferring Acquired Securities to affiliates, as a bona fide gift, or to a trust for the benefit of the transferor or immediately family members of the transferor.

     In furtherance of the foregoing, the Company and Fleet National Bank, its Transfer Agent, are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this letter agreement.

                                            Very truly yours,

                                            By:
                                              ----------------------------------
                                            Name:
                                            Title:

                                   APPENDIX B

                                                                 August 21, 2001

Board of Directors
Exabyte Corporation
1685 38th Street
Boulder, CO 80301

Dear Members of the Board:

     We understand that Exabyte Corporation ("Parent" or "Exabyte"), Ecrix Acquisition, Inc., a wholly-owned subsidiary of Parent ("Merger Subsidiary"), and Ecrix Corporation (the "Company" or "Ecrix"), propose to enter into an Agreement and Plan of Merger (the "Agreement"), pursuant to which (i) Merger Sub will merge with and into the Company, (ii) the outstanding shares of preferred stock and common stock of the Company will be converted into the right to receive an aggregate of 10,000,000 shares of Parent Common Stock, (iii) the outstanding warrants to purchase shares of Series D-2 Preferred Stock of the Company will be assumed by Parent, and (iv) Parent will sell to certain stockholders of the Company shares of Parent's Series H Preferred Stock at a purchase price of $1.00 per share. The shares of Parent Common Stock, warrants, options, and shares of Series H Preferred Stock issuable by Parent in the transaction described in the preceding sentence (the "Transaction") is collectively referred to herein as the "Aggregate Consideration." We understand that Parent will issue 9,400,000 shares of Series H Preferred Stock pursuant to the transaction. We also understand that pursuant to the Agreement the Company will lend to Parent an aggregate of $2,000,000 in exchange for the issuance to the Company of a convertible secured promissory note. The merger of Merger Sub into the Company is intended to be a tax-free reorganization within the meaning of Section 368 of the United States Internal Revenue Code of 1986, as amended.

     You have requested our opinion as to whether the Aggregate Consideration is fair, from a financial point of view, to holders of Parent Common Stock.

     Broadview International LLC ("Broadview") focuses on providing merger and acquisition advisory services to information technology ("IT"), communications and media companies. In this capacity, we are continually engaged in valuing such businesses, and we maintain an extensive database of IT, communications and media mergers and acquisitions for comparative purposes. We are currently acting as financial advisory to Exabyte's Board of Directors and will receive a fee from Exabyte upon the successful conclusion of the Transaction.

     In rendering our opinion, we have, among other things:

           (1) reviewed the terms of the Agreement in the form of the draft dated August 20, 2001 furnished to us by legal counsel to Exabyte, which, for the purposes of this opinion, we have assumed, with your permission, to be identical in all material respects to the agreement to be executed;

           (2) reviewed certain internal historical financial and operating data concerning Ecrix prepared and provided to us by Ecrix management;

           (3) reviewed quarterly financial projections for Ecrix through December 31, 2002 prepared and provided to us by Ecrix management as well as quarterly financial projections for Ecrix through December 31, 2002 revised by Broadview and approved by Exabyte management;

           (4) participated in discussions with Ecrix management and certain key shareholders concerning the operations, business strategy, financial performance and prospects for Ecrix;

           (5) discussed with Ecrix management its view of the strategic rationale for the Transaction;

           (6) compared certain aspects of the financial performance of Ecrix with public companies we deemed comparable;

           (7) analyzed available information, both public and private, concerning other transactions we believe to be comparable in whole or in part to the Transaction;

           (8) reviewed Exabyte's annual report on Form 10-K for the fiscal year ended December 31, 2000, including the audited financial statements included therein, and Exabyte's quarterly report on Form 10-Q for the period ended June 30, 2001;

           (9) reviewed certain internal historical financial and operating data concerning Exabyte prepared and provided to us by Exabyte management;

          (10) reviewed quarterly financial projections through December 31, 2002 for Exabyte prepared and provided to us by Exabyte management;

          (11) participated in discussions with Exabyte management concerning the operations, business strategy, financial performance and prospects for Exabyte;

          (12) discussed with Exabyte management its view of the strategic rationale for the Transaction;

          (13) reviewed the most recent equity analyst reports covering Exabyte;

          (14) reviewed the recent reported closing prices and trading activity for Exabyte Common Stock;

          (15) compared certain aspects of the financial performance of Exabyte with public companies we deemed comparable from both a business and financial perspective;

          (16) analyzed the anticipated effect of the Transaction on the future financial performance of the consolidated entity;

          (17) assisted in negotiations and discussions related to the Transaction among Exabyte, Ecrix and their respective financial and legal advisors; and

          (18) conducted other financial studies, analyses and investigations, as we deemed appropriate for purposes of this opinion.

     In rendering our opinion, we have relied, without independent verification, on the accuracy and completeness of all the financial and other information (including without limitation the representations and warranties contained in the Agreement) that was publicly available or furnished to us by Ecrix or Exabyte or their respective advisors. With respect to the financial projections examined by us, we have assumed that they were reasonably prepared and reflected the best available estimates and good faith judgments of the management of Ecrix and Exabyte, respectively, as to the future performance of Ecrix and Exabyte, respectively. We have neither made nor obtained an independent valuation of Ecrix's assets.

     For purposes of this opinion, we have assumed that neither Ecrix nor Exabyte is currently involved in any material transaction other than the Transaction and those activities undertaken in the ordinary course of conducting their respective businesses. Our opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date of this opinion, and any change in such conditions may impact this opinion. We express no opinion as to the price at which Parent Common Stock will trade at any time or as to the viability of, or prospects for, Exabyte or the combined company subsequent to the transaction.

     Based upon and subject to the foregoing, we are of the opinion that the Aggregate Consideration is fair, from a financial point of view, to holders of Parent Common Stock.

     This opinion speaks only as of the date hereof. It is understood that this opinion is for the information of the Board of Directors of Exabyte in connection with its consideration of the Transaction and does not constitute a recommendation to any Exabyte shareholder as to how such shareholder should vote on the Transaction. This opinion may not be published or referred to, in whole or part, without our prior written permission, which shall not be unreasonably withheld. Broadview hereby consents to references to and the inclusion of this opinion in its entirety in the Proxy Statement to be distributed to Exabyte shareholders in connection with the Transaction.

                                            Sincerely,

                                            BROADVIEW INTERNATIONAL LLC

                                                                      APPENDIX C

August 21, 2001

PERSONAL AND CONFIDENTIAL

The Board of Directors
Ecrix Corporation
5525 Central Ave.
Boulder, CO 80301

Gentlemen:

     You have requested our opinion as to the fairness, from a financial point of view, to Ecrix Corporation (the "Company") of the consideration to be received by the Company in connection with a proposed merger (the "Transaction") with Exabyte Corporation ("Exabyte"), pursuant to the Agreement and Plan of Merger (the "Agreement") dated as of August 21, 2001. Under the terms and conditions of the Agreement, holders of the capital stock of the Company will receive merger consideration of 10,000,000 shares of Exabyte common stock at the date of closing registered under the Securities Act of 1933, as amended. The common stock to be paid in the Transaction and pursuant to the Agreement is herein referred to as the "Merger Consideration."

     The Wallach Company, a division of McDonald Investments, Inc., as part of its investment banking business, is customarily engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. McDonald Investments will not receive compensation related to the successful completion of the Transaction.

     In connection with rendering this opinion, we have reviewed and analyzed, among other things, the following:

          (i) the Agreement, including the exhibits and schedules thereto;

          (ii) reviewed the Company's FY 2000 & FY 2001 audited financial statements, year-to-date unaudited financial statements;

          (iii) reviewed financial projections provided by the Company's management;

          (iv) interviewed members of the Company's management who are familiar with the operations and capabilities of the Company and Exabyte;

          (v) interviewed members of Exabyte's management who are familiar with the operations and capabilities of the Company and Exabyte;

          (vi) reviewed certain terms and conditions of the contemplated transaction, including but not limited to the purchase price and terms of the offer;

          (vii) reviewed publicly available data on companies deemed comparable to the Company;

          (viii) compared the business profile, financial strength, financial performance, potential growth, size and risk of the Company to that of comparable companies;

          (ix) reviewed publicly available data on precedent merger transactions, where the Company was deemed to be comparable to the subsidiaries by size or industry;

          (x) compared the business profile, financial strength, financial performance, potential growth and risk of the Company to that of precedent merger transaction target companies;

          (xi) reviewed certain financial projections of the Company, as provided by the Company management for fiscal years 2002-2003;

          (xii) reviewed certain financial projections of Exabyte, as provided by Exabyte management for fiscal years 2001-2002;

Ecrix Corporation
August 21, 2001
Page  2

          (xiii) based on the Company management's estimates for the Company and Exabyte management's estimates for Exabyte, modeled the potential accretion/dilution on the projected earnings per share of Exabyte;

          (xiv) examined the current equity market valuation of Exabyte and the implied relative valuation of Exabyte;

          (xv) certain publicly available information concerning the trading of, and the trading market for, the Exabyte's Common Stock;

          (xvi) reviewed independent studies on equity market size discounts and control premiums; and,

          (xvii) performed such additional review and analysis as TWC deemed appropriate.

     In our review and analysis and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information provided us or publicly available and have assumed and relied upon the representations and warranties of the Company in the Agreement. We have not been engaged to, and have not independently attempted to, verify any of such information. We have also relied upon the management of the Company as to the reasonableness and achievability of the financial and operating projections (and the assumptions and bases therefor) provided to us and, with your consent, we have assumed that such projections, reflect the best currently available estimates and judgments of management of the Company. We have not been engaged to assess the reasonableness or achievability of such projections or the assumptions on which they were based. In addition, we have not conducted a physical inspection or appraisal of any of the assets, properties or facilities of either the Company or Exabyte, nor have we been furnished with any such evaluation or appraisal. Furthermore, we have assumed that the Transaction will be completed on a timely in accordance with its terms and pursuant to the Agreement.

     It should be noted that this opinion is based on economic and market conditions and other circumstances existing on, and information made available as of, the date hereof and does not address any matters subsequent to such date. In addition, our opinion is, in any event, limited to the fairness, as of the date hereof, from a financial point of view, of the consideration to be received by the Company pursuant to the Transaction and does not address the Company's underlying business decision to effect the Transaction. It should be noted that although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm our opinion.

     In the ordinary course of our business, we may actively trade securities of Exabyte for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     It is understood that this opinion was prepared solely for the confidential use of the Company and may not be disclosed, summarized, excerpted from or otherwise publicly referred to without our prior written consent.

     Based on our analysis of the foregoing, the assumptions described above and upon such other factors we deem relevant, it is our opinion that, as of the date hereof, the Merger Consideration is fair to the Company from a financial point of view.

                                          Very truly yours,

                                          The Wallach Company,
                                          a Division of McDonald Investments
                                          Inc.

                                                                      APPENDIX D

           FORM OF AMENDMENT TO RESTATED CERTIFICATE OF INCORPORATION

       CERTIFICATE OF AMENDMENT OF RESTATED CERTIFICATE OF INCORPORATION
                             OF EXABYTE CORPORATION
                            (A DELAWARE CORPORATION)

     Exabyte Corporation, a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), hereby certifies as follows:

          FIRST: The name of the Corporation is Exabyte Corporation. The original Certificate of Incorporation of the Corporation was filed on July 29, 1987, and amended by the Certificates of Amendment filed on December 10, 1987, April 22, 1988, and amended and restated in its entirety on September 6, 1989.

          SECOND: Pursuant to Section 242(b) of the Delaware General Corporation Law (the "DGCL") the Board of Directors of the Corporation has duly adopted, and a majority of the outstanding stock entitled to vote thereon and a majority of the outstanding stock of each class entitled to vote as a class has approved, the amendments to the Restated Certificate of Incorporation of the Corporation set forth in this Certificate of Amendment.

          THIRD: Pursuant to Section 242 of the DGCL, the first paragraph of Article Fourth of the Restated Certificate of Incorporation is hereby amended to read as follows:

        The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 100,000,000* shares of Common Stock, $0.001 par value per share ("Common Stock") and (ii) 30,000,000* shares of Preferred Stock, $0.001 par value per share ("Preferred Stock").

     IN WITNESS WHEREOF, the Corporation has caused this Certificate of
Amendment to be signed by its duly authorized officer this           day of
          , 2001, and the foregoing facts stated herein are true and correct.

                                            EXABYTE CORPORATION

                                            By:
                                            ------------------------------------
                                            Name: William L. Marriner
                                            Title:  President and Chief
                                            Executive Officer

---------------

* The Exabyte stockholders will consider separately whether to increase the authorized common stock and whether to increase the authorized preferred stock. The authorized common stock will be 50,000,000 shares unless the increase is approved by stockholders. The authorized preferred stock will be 14,000,000 unless the increase is approved by stockholders.

                                                                      APPENDIX E

           FORM OF AMENDMENT TO RESTATED CERTIFICATE OF INCORPORATION


     RESOLVED, that the stockholders of Exabyte Corporation hereby approve the amendment to the Restated Certificate of Incorporation stated below, that by approving this amendment the stockholders approve the combination of any number of shares of common stock in the range of no change to up to one-for-ten shares of Exabyte common stock, that the Certificate of Amendment filed with the Delaware Secretary of State only include that ratio for the combination determined by the Exabyte Board of Directors within that range, and that the Board of Directors is authorized so to implement the combination at any time before May 15, 2002;


     FURTHER RESOLVED, that any time prior to effectiveness of the amendment, without further action by the stockholders, the Board of Directors may abandon the amendment or any part thereof authorizing a combination of shares of common stock on the basis which the Board of Directors determines is in the best interest of Exabyte and its stockholders.

                CERTIFICATE OF AMENDMENT OF RESTATED CERTIFICATE
                    OF INCORPORATION OF EXABYTE CORPORATION
                            (A DELAWARE CORPORATION)

     Exabyte Corporation, a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), hereby certifies as follows:

          FIRST: The name of the Corporation is Exabyte Corporation. The original Certificate of Incorporation of the Corporation was filed on July 29, 1987, and amended by the Certificates of Amendment filed on December 10, 1987, April 22, 1988, and amended and restated in its entirety on September 6, 1989.

          SECOND: Pursuant to Section 242(b) of the Delaware General Corporation Law (the "DGCL") the Board of Directors of the Corporation has duly adopted, and a majority of the outstanding stock entitled to vote thereon and a majority of the outstanding stock of each class entitled to vote as a class has approved, the amendments to the Restated Certificate of Incorporation of the Corporation set forth in this Certificate of Amendment.

          THIRD: Pursuant to Section 242 of the DGCL, the first paragraph of Article Fourth of the Restated Certificate of Incorporation is hereby amended by adding the following sentences at the end of such paragraph:

        Effective at 4:30 p.m. Eastern Time on the date of filing the Certificate of Amendment containing this provision with the Delaware
        Secretary of State, every           (          ) outstanding shares of
        Common Stock of the Corporation will be combined into and automatically become one (1) outstanding share of Common Stock of the Corporation (the "Reverse Split") and the authorized shares of the Corporation shall remain as set forth in the preceding sentences. No fractional share shall be issued in connection with the Reverse Split; all shares of Common Stock that are held by a stock holder will be aggregated subsequent to the Reverse Split and each fractional share resulting from such aggregation held by a stockholder shall be cancelled. In lieu of any interest in a fractional share to which a stockholder would otherwise be entitled as a result of the Reverse Split, such holder shall be entitled to receive a cash amount equal to the value of such fractional share based on the closing trading price of the Common Stock as of the effective date of the Reverse Split.

     IN WITNESS WHEREOF, the Corporation has caused this Certificate of
Amendment to be signed by its duly authorized officer this           day of
          , 2001, and the foregoing facts stated herein are true and correct.

                                            EXABYTE CORPORATION

                                            By:
                                            ------------------------------------
                                            Name: William L. Marriner
                                            Title:  President and Chief
                                            Executive Officer

                                                                      APPENDIX F

                       DELAWARE APPRAISAL RIGHTS STATUTE

SEC. 262. Appraisal rights

     (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to sec. 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

     (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to sec. 251 (other than a merger effected pursuant to sec. 251(g) of this title), sec. 252, sec. 254, sec. 257, sec. 258, sec. 263 or sec. 264 of this title:

          (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of sec. 251 of this title.

          (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to sec.sec. 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

             a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

             b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

             c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

             d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

          (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under sec. 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

     (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

     (d) Appraisal rights shall be perfected as follows:

          (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2) If the merger or consolidation was approved pursuant to sec. 228 or sec. 253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either
     (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

     (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

     (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

     (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

     (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

     (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

     (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

     (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

     (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS


ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS



     Article 5 of the restated certificate of incorporation of Exabyte provides that to the fullest extent permitted under the Delaware General Corporation Law (the "DGCL"), a director of Exabyte shall not be personally liable to Exabyte or its stockholders for monetary damages for breach of fiduciary duty as a director.



     Section 102(b)(7) of the DGCL provides that a corporation may eliminate or limit the personal liability of a director (or certain persons who, pursuant to the provisions of the certificate of incorporation, exercise or perform duties conferred or imposed upon directors by the DGCL) to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director:



     - for any breach of the director's duty of loyalty to the corporation or its stockholders;



     - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;



     - under Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions); or



     - for any transaction from which the director derived an improper personal benefit.



     Article 5 of the By-laws of Exabyte provides that to the fullest extent permitted under the DGCL, Exabyte will indemnify its directors and executive officers, including the advancement of expenses. The By-laws provide, however, that Exabyte is not required to indemnify any director or executive officer in connection with any proceeding initiated by such person against Exabyte or its directors, officers, employees or agent, unless such indemnification is expressly required by law, the proceeding was authorized by the Board of Directors or such indemnification is provided by Exabyte in its sole discretion.



     Article 5 of the By-laws further authorizes Exabyte to indemnify its other officers, employees and other agents as set forth in the DGCL.



     Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation -- a "derivative action"), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceedings, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's charter, by-laws, disinterested director vote, stockholder vote, agreement or otherwise.



     Exabyte also has obtained insurance policies which provide coverage for Exabyte's directors and officers in certain situations, including some situations where Exabyte cannot directly indemnify the directors or officers.



     In addition, Exabyte has entered into contractual agreements with its directors and executive officers whereby it has agreed to indemnify them against any expenses, amounts paid in settlement or other amounts incurred by such directors or officers by reason of the fact that he was a director or officer, respectively, of Exabyte.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibit Index


EXHIBIT NUMBER                           DESCRIPTION
--------------                           -----------
       2.1       Agreement and Plan of Merger among Exabyte Corporation,
                 Bronco Acquisition, Inc., Ecrix Corporation, Certain
                 Lenders, and Certain Investors, Dated as of August 22, 2001
                 (13)
       3.1       Restated Certificate of Incorporation of Exabyte. (1)
       3.2       Certificate of Designation of Series G Convertible Preferred
                 Stock. (12)
       3.3       By-laws of Exabyte, as amended (2)
       3.4       Amendment Number 1 to Amended By-laws (12)
       3.5       Form of Certificate of Designation of Series H Convertible
                 Preferred Stock (13)
       4.1       Article 4 of the Restated Certificate of Incorporation
                 (included in Exhibit 3.1)
       4.2       Article 1 of the By-laws of Exabyte, as amended (included in
                 Exhibit 3.3)
       4.3       Specimen stock certificate of Exabyte (13)
       4.4       Form of Right Certificate (9)
         5       Opinion of Holland & Hart LLP re legality of securities
                 being registered (13)
    **10.1       Incentive Stock Plan, as amended and restated on January 16,
                 1997 (5)
    **10.2       Form of Stock Option Agreement used in connection with the
                 Incentive Stock Plan (8)
    **10.3       1990 Employee Stock Purchase Plan (4)
    **10.4       Employee Stock Purchase Plan Offering used in connection
                 with the 1990 Employee Stock Purchase Plan (3)
    **10.5       Form of participation agreement used in connection with the
                 1990 Employee Stock Purchase Plan (3)
    **10.6       1997 Non-officer Stock Option Plan, as amended and restated
                 on January 19, 2001 (10)
    **10.7       Form of Stock Option Agreement used in connection with the
                 1997 Non-Officer Stock Option Plan (7)
    **10.8       Form of Indemnification Agreement entered into by Exabyte
                 with each director and executive officer of Exabyte (12)
    **10.9       2001 Officer Bonus Plan (12)
     10.10       Rights Agreement, dated January 24, 1991, between Exabyte
                 and The First National Bank of Boston, as Rights Agent (9)
     10.11       Amendment to the Rights Agreement, dated August 4, 1995,
                 between Exabyte and The First National Bank of Boston as
                 Rights Agent (9)
     10.12       Second Amendment to the Rights Agreement, dated February 1,
                 2001, between Exabyte and Fleet National Bank N.A. (f/k/a
                 The First National Bank of Boston), as Rights Agent (9)
     10.13       Third Amendment to the Rights Agreement, dated August 22,
                 2001, between Exabyte and Fleet National Bank (f/k/a The
                 First National Bank of Boston), as Rights Agent (13)
    *10.14       Development Agreement, dated March 1, 2001, among Hitachi
                 Digital Media Products Division of Hitachi, Ltd. and Exabyte
                 Corporation (12)
    *10.15       Manufacturing and Purchase Agreement, dated March 1, 2001, among Nihon Exabyte Corporation and Exabyte Corporation (12)

EXHIBIT NUMBER                           DESCRIPTION
--------------                           -----------
     10.16       8mm Mechanical Components Purchase Agreement, dated December
                 11, 1996, among Hitachi Ltd. Electronic Sales Office,
                 Exabyte Corporation and Nihon Exabyte Corporation. (6)
     10.17       Loan and Security Agreement, dated as of May 16, 2000 ("Line of Credit"), between Exabyte and Congress Financial
                 Corporation (Southwest), a subsidiary of First Union
                 National Bank ("Congress Financial") (11)
     10.18       First Amendment to Loan and Security Agreement between
                 Exabyte and Congress Financial, dated as of September 29,
                 2000 (13)
     10.19       Second Amendment to Loan and Security Agreement between
                 Exabyte and Congress Financial dated as of February 7, 2001
                 (12)
     10.20       Third Amendment to Loan and Security Agreement, Waiver and
                 Consent, between Exabyte and Congress Financial dated August
                 22, 2001 (13)
     10.21       Loan and Security Agreement between Exabyte and certain
                 lenders, dated August 22, 2001 (13)
     10.22       Form of Notes (13)
     10.23       Subordination and Intercreditor Agreement between Exabyte,
                 Congress Financial, and other investors, dated August 22,
                 2001 (13)
     10.24       Exabyte Purchase Agreement between the Company and Singapore
                 Shinei Sangyo PTE, Ltd., dated February 3, 1999 (13)
     10.25       Amendment #A01 to Purchase Agreement between the Company and
                 Singapore Shinei Sangyo, dated January 24, 2001 (13)
     10.26       Supplier Managed Inventory Agreement between the Company and
                 Singapore Shinei Sangyo, dated January 24, 2001 (13)
     10.27       Letter Agreement, dated as of September 20, 2001, among the
                 Company and Juan A. Rodriguez regarding investment in the
                 Company's Series H Convertible Preferred Stock (13)
   **10.28       Form of Severance Agreement entered into among the Company and its executive officers (13)
    *10.29       Joint Development Agreement between Aiwa Co. Ltd. ("Aiwa")
                 and Ecrix Corporation ("Ecrix") dated December 4, 1997 (13)
    *10.30       Manufacturing & Supply Agreement between Aiwa and Ecrix,
                 dated March 31, 1999 (13)
    *10.31       Letter Agreement regarding Defiant Chips between Aiwa and
                 Ecrix, dated September 21, 2000 (13)
    *10.32       Memorandum of Understanding between Aiwa and Ecrix, dated
                 August 9, 2001 (13)
     10.33       Lease Agreement between Industrial Housing Company LLC and
                 Ecrix, dated December 14, 1998, as amended (13)
     10.34       Lease Agreement between Cottonwood Farms Ltd. and Ecrix,
                 dated September 7, 1999, as amended (13)
     10.35       Lease between Boulder Walnut LLC and Exabyte Corporation,
                 dated October 1, 1999 (13)
     10.36       Lease between Eastpark Associates, Ltd. and Exabyte
                 Corporation, dated May 8, 1992 (13)
     10.37       Lease between Boulder 38(th) LLC and Exabyte Corporation,
                 dated October 1, 1999 (13)

EXHIBIT NUMBER                           DESCRIPTION
--------------                           -----------
     10.38       Lease Agreement between Eastpark Technology Center, Ltd. and
                 Exabyte Corporation, dated December 9, 1991 (13)
    *10.39       Aiwa's Response between Aiwa and Ecrix, dated December 9,
                 1998 (13)
     10.40       Clarification of Aiwa's Response between Aiwa and Ecrix,
                 dated December 28, 1998 (13)
     10.41       Letter Agreement regarding Modification of Defiant Chips
                 between Aiwa and Ecrix, dated September 21, 2000 (13)
    *10.42       Aiwa-Ecrix Summary of Agreed Points between Aiwa and Ecrix, dated December 20, 2000 (13)
     10.43       Amendment to Lease between Cottonwood Land and Farms, Ltd.
                 and Ecrix Corporation, dated April 15, 2000 (13)
     10.44       Form of Registration Rights Agreement among the Company and holders of Series H Convertible Preferred Stock (13)
      21.1       List of Subsidiaries (13)
      23.1       Consent of PricewaterhouseCoopers LLP for Exabyte
      23.2       Consent of Holland & Hart LLP (contained in Exhibit 5)
      23.3       Consent of Broadview International, LLC (13)
      23.4       Consent of The Wallach Company/McDonald Investments, Inc.
                 (13)
      23.5       Consent of PricewaterhouseCoopers LLP
      24.1       Power of Attorney (13)
      99.1       Consent of Juan A. Rodriguez (13)
      99.2       Consent of G. Jackson Tankersley, Jr. (13)
      99.3       Consent of William J. Almon, Sr. (13)
      99.4       Form of Proxy Card (13)


---------------

  * Certain portions of this exhibit have been omitted pursuant to a request for confidential treatment thereof by the Company.

  ** Indicates management contracts or compensation plans or arrangements filed pursuant to Item 601(b)(10) of Regulation S-K.

 (1) Filed as an Exhibit to the Company's Registration Statement on Form S-1 (Registration No. 33-30941) filed with the Securities and Exchange Commission (the "SEC") on September 8, 1989 or Amendments Nos. 1 and 2 thereto (filed on October 12, 1989 and October 16, 1989 respectively), and incorporated herein by reference.

 (2) Filed as an Exhibit to the Company's Annual Report on Form 10-K, filed with SEC on March 17, 1995 and amended on March 24, 1995, and incorporated herein by reference.

 (3) Filed as an Exhibit to the Company's Registration Statement on Form S-8 (Registration No. 33-33414), as filed with the SEC on February 9, 1990 and incorporated herein by reference.

 (4) Filed as an Exhibit to the Company's Report on Form S-8 (Registration No. 333-09279), as filed with the SEC on July 31, 1996 and incorporated herein by reference.

 (5) Filed as an Exhibit to the Company's Quarterly Report on Form 10-Q, filed with the SEC on November 12, 1997 and incorporated herein by reference.

 (6) Filed as an Exhibit to the Company's Annual Report on Form 10-K, filed with the SEC on March 20, 1997, and incorporated herein by reference.

 (7) Filed as an Exhibit to the Company's Report on Form S-8 (Registration No. 333-31384), as filed with the SEC on March 1, 2000 and incorporated herein by reference.

 (8) Filed as an Exhibit to the Company's Annual Report on Form 10-K, filed with the SEC on March 25, 1998, and incorporated herein by reference.

 (9) Filed as an Exhibit to Amendment Number 2 to the Company's Form 8A, filed as of February 15, 2001 and incorporated herein by reference.

(10) Filed as an Exhibit to the Company's Report on Form S-8 (Registration No. 333-67464), filed with the SEC on August 14, 2001 and incorporated herein by reference.

(11) Filed as an Exhibit to the Company's Quarterly Report on Form 10-Q, filed with the SEC on May 16, 2000 and incorporated herein by reference.

(12) Filed as an Exhibit to the Company's Annual Report on Form 10-K, filed with the SEC on April 27, 2001 and incorporated herein by reference.

(13) Previously filed.

     (b) Financial Statement Schedules

EXABYTE CORPORATION AND SUBSIDIARIES
SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

(In thousands)

COL. A                               COL. B     COL. C(A)                COL. D       COL. E
                                     BALANCE     CHARGED    COL. C(B)                 BALANCE
                                       AT       TO COSTS     CHARGED                  AT END
                                    BEGINNING      AND      TO OTHER                    OF
                                    OF PERIOD   EXPENSES    ACCOUNTS    DEDUCTION     PERIOD
                                    ---------------------------------------------------------
Description
Year Ended January 2, 1999:
  Allowance for doubtful accounts    $ 1,016     $  (713)    $    --    $    330(1)   $   633
  Reserves for sales programs          6,730          --      11,510     (11,043)(2)    7,197
  Inventory valuation reserves        18,868      (1,752)         --      (8,690)(3)    8,426
                                    ---------------------------------------------------------
                                     $26,614     $(2,465)    $11,510    $(19,403)     $16,256
                                    =========================================================
Year Ended January 1, 2000:
  Allowance for doubtful accounts    $   633     $  (430)    $    --    $    442(1)   $   645
  Reserves for sales programs          7,197          --       7,580      (7,567)(2)    7,210
  Inventory valuation reserves         8,426       3,612          --      (2,469)(3)    9,569
  Deferred tax asset valuation
     reserve                              --      17,529          --          --       17,529
                                    ---------------------------------------------------------
                                     $16,256     $20,711     $ 7,580    $ (9,594)     $34,953
                                    =========================================================
Year Ended December 30, 2000:
  Allowance for doubtful accounts    $   645     $  (228)    $    --    $    253(1)   $   670
  Reserves for sales programs          7,210          --       7,158      (7,625)(2)    6,743
  Inventory valuation reserves         9,569        (225)         --      (2,043)(3)    7,301
  Deferred tax asset valuation
     reserve                          17,529      53,219          --          --       70,748
                                    ---------------------------------------------------------
                                     $34,953     $52,766     $ 7,158    $ (9,415)     $85,462
                                    =========================================================

---------------

(1) Accounts written off, net of recoveries.

(2) Net credits issued to customers for sales programs.

(3) Use of inventory reserves against inventory.

     (c) Reports, Opinions and Appraisals

     The opinion of Broadview International LLC has been filed as Appendix B to the prospectus which forms a part of this Registration Statement on Form S-4.

     The opinion of The Wallach Company/McDonald Investments, Inc. has been filed as Appendix B to the prospectus which forms a part of this Registration Statement on Form S-4.

ITEM 22. UNDERTAKINGS

     1. The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

     2. The registration undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     3. The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     4. The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boulder, State of Colorado, on this 9th day of October, 2001.


                                            EXABYTE CORPORATION

                                    By:        /s/ Stephen F. Smith
                                            ------------------------------------
                                    Name:    Stephen F. Smith
                                    Title:      Vice President, Chief Financial
                                                Officer, General Counsel &
                                                Secretary (Principal Financial
                                                and Accounting Officer)

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.


                      SIGNATURE                                    TITLE                     DATE
/s/ William L. Marriner                                Chairman, President and Chief    October 9, 2001
-----------------------------------------------------  Executive Officer (Principal
William L. Marriner                                    Executive Officer)

/s/ Stephen F. Smith                                   Vice President, Chief            October 9, 2001
-----------------------------------------------------  Financial Officer, General
Stephen F. Smith                                       Counsel

*                                                      Director                         October 9, 2001
-----------------------------------------------------
Peter D. Behrendt

*                                                      Director                         October 9, 2001
-----------------------------------------------------
Stephen C. Johnson

*                                                      Director                         October 9, 2001
-----------------------------------------------------
A. Laurence Jones

*                                                      Director                         October 9, 2001
-----------------------------------------------------
Thomas E. Pardun

*                                                      Director                         October 9, 2001
-----------------------------------------------------
Ralph Z. Sorenson

*By /s/ William L. Marriner
-----------------------------------------------------
By Power of Attorney

                               INDEX TO EXHIBITS


EXHIBIT NUMBER                           DESCRIPTION
--------------                           -----------
       2.1       Agreement and Plan of Merger among Exabyte Corporation,
                 Bronco Acquisition, Inc., Ecrix Corporation, Certain
                 Lenders, and Certain Investors, Dated as of August 22, 2001
                 (13)
       3.1       Restated Certificate of Incorporation of Exabyte. (1)
       3.2       Certificate of Designation of Series G Convertible Preferred
                 Stock. (12)
       3.3       By-laws of Exabyte, as amended (2)
       3.4       Amendment Number 1 to Amended By-laws (12)
       3.5       Form of Certificate of Designation of Series H Convertible
                 Preferred Stock (13)
       4.1       Article 4 of the Restated Certificate of Incorporation
                 (included in Exhibit 3.1)
       4.2       Article 1 of the By-laws of Exabyte, as amended (included in
                 Exhibit 3.3)
       4.3       Specimen stock certificate of Exabyte (13)
       4.4       Form of Right Certificate (9)
         5       Opinion of Holland & Hart LLP re legality of securities
                 being registered (13)
    **10.1       Incentive Stock Plan, as amended and restated on January 16,
                 1997 (5)
    **10.2       Form of Stock Option Agreement used in connection with the
                 Incentive Stock Plan (8)
    **10.3       1990 Employee Stock Purchase Plan (4)
    **10.4       Employee Stock Purchase Plan Offering used in connection
                 with the 1990 Employee Stock Purchase Plan (3)
    **10.5       Form of participation agreement used in connection with the
                 1990 Employee Stock Purchase Plan (3)
    **10.6       1997 Non-officer Stock Option Plan, as amended and restated
                 on January 19, 2001 (10)
    **10.7       Form of Stock Option Agreement used in connection with the
                 1997 Non-Officer Stock Option Plan (7)
    **10.8       Form of Indemnification Agreement entered into by Exabyte
                 with each director and executive officer of Exabyte (12)
    **10.9       2001 Officer Bonus Plan (12)
     10.10       Rights Agreement, dated January 24, 1991, between Exabyte
                 and The First National Bank of Boston, as Rights Agent (9)
     10.11       Amendment to the Rights Agreement, dated August 4, 1995,
                 between Exabyte and The First National Bank of Boston as
                 Rights Agent (9)
     10.12       Second Amendment to the Rights Agreement, dated February 1,
                 2001, between Exabyte and Fleet National Bank N.A. (f/k/a
                 The First National Bank of Boston), as Rights Agent (9)
     10.13       Third Amendment to the Rights Agreement, dated August 22,
                 2001, between Exabyte and Fleet National Bank (f/k/a The
                 First National Bank of Boston), as Rights Agent (13)
    *10.14       Development Agreement, dated March 1, 2001, among Hitachi
                 Digital Media Products Division of Hitachi, Ltd. and Exabyte
                 Corporation (12)
    *10.15       Manufacturing and Purchase Agreement, dated March 1, 2001, among Nihon Exabyte Corporation and Exabyte Corporation (12)
     10.16       8mm Mechanical Components Purchase Agreement, dated December
                 11, 1996, among Hitachi Ltd. Electronic Sales Office,
                 Exabyte Corporation and Nihon Exabyte Corporation. (6)

EXHIBIT NUMBER                           DESCRIPTION
--------------                           -----------
     10.17       Loan and Security Agreement, dated as of May 16, 2000 ("Line of Credit"), between Exabyte and Congress Financial
                 Corporation (Southwest), a subsidiary of First Union
                 National Bank ("Congress Financial") (11)
     10.18       First Amendment to Loan and Security Agreement between
                 Exabyte and Congress Financial, dated as of September 29,
                 2000 (13)
     10.19       Second Amendment to Loan and Security Agreement between
                 Exabyte and Congress Financial dated as of February 7, 2001
                 (12)
     10.20       Third Amendment to Loan and Security Agreement, Waiver and
                 Consent, between Exabyte and Congress Financial dated August
                 22, 2001 (13)
     10.21       Loan and Security Agreement between Exabyte and certain
                 lenders, dated August 22, 2001 (13)
     10.22       Form of Notes (13)
     10.23       Subordination and Intercreditor Agreement between Exabyte,
                 Congress Financial, and other investors, dated August 22,
                 2001 (13)
     10.24       Exabyte Purchase Agreement between the Company and Singapore
                 Shinei Sangyo PTE, Ltd., dated February 3, 1999 (13)
     10.25       Amendment #A01 to Purchase Agreement between the Company and
                 Singapore Shinei Sangyo, dated January 24, 2001 (13)
     10.26       Supplier Managed Inventory Agreement between the Company and
                 Singapore Shinei Sangyo, dated January 24, 2001 (13)
     10.27       Letter Agreement, dated as of September 20, 2001, among the
                 Company and Juan A. Rodriguez regarding investment in the
                 Company's Series H Convertible Preferred Stock (13)
   **10.28       Form of Severance Agreement entered into among the Company and its executive officers (13)
    *10.29       Joint Development Agreement between Aiwa Co. Ltd. ("Aiwa")
                 and Ecrix Corporation ("Ecrix") dated December 4, 1997 (13)
    *10.30       Manufacturing & Supply Agreement between Aiwa and Ecrix,
                 dated March 31, 1999 (13)
    *10.31       Letter Agreement regarding Defiant Chips between Aiwa and
                 Ecrix, dated September 21, 2000 (13)
    *10.32       Memorandum of Understanding between Aiwa and Ecrix, dated
                 August 9, 2001 (13)
     10.33       Lease Agreement between Industrial Housing Company LLC and
                 Ecrix, dated December 14, 1998, as amended (13)
     10.34       Lease Agreement between Cottonwood Farms Ltd. and Ecrix,
                 dated September 7, 1999, as amended (13)
     10.35       Lease between Boulder Walnut LLC and Exabyte Corporation,
                 dated October 1, 1999 (13)
     10.36       Lease between Eastpark Associates, Ltd. and Exabyte
                 Corporation, dated May 8, 1992 (13)
     10.37       Lease between Boulder 38(th) LLC and Exabyte Corporation,
                 dated October 1, 1999 (13)
     10.38       Lease Agreement between Eastpark Technology Center, Ltd. and
                 Exabyte Corporation, dated December 9, 1991 (13)
    *10.39       Aiwa's Response between Aiwa and Ecrix, dated December 9,
                 1998 (13)
     10.40       Clarification of Aiwa's Response between Aiwa and Ecrix,
                 dated December 28, 1998 (13)
     10.41       Letter Agreement regarding Modification of Defiant Chips
                 between Aiwa and Ecrix, dated September 21, 2000 (13)

EXHIBIT NUMBER                           DESCRIPTION
--------------                           -----------
    *10.42       Aiwa-Ecrix Summary of Agreed Points between Aiwa and Ecrix, dated December 20, 2000 (13)
     10.43       Amendment to Lease between Cottonwood Land and Farms, Ltd.
                 and Ecrix Corporation, dated April 15, 2000 (13)
     10.44       Form of Registration Rights Agreement among the Company and holders of Series H Convertible Preferred Stock (13)
      21.1       List of Subsidiaries (13)
      23.1       Consent of PricewaterhouseCoopers LLP for Exabyte
      23.2       Consent of Holland & Hart LLP (contained in Exhibit 5)
      23.3       Consent of Broadview International, LLC (13)
      23.4       Consent of The Wallach Company/McDonald Investments, Inc.
                 (13)
      23.5       Consent of PricewaterhouseCoopers LLP
      24.1       Power of Attorney (13)
      99.1       Consent of Juan A. Rodriguez (13)
      99.2       Consent of G. Jackson Tankersley, Jr. (13)
      99.3       Consent of William J. Almon, Sr. (13)
      99.4       Form of Proxy Card (13)


---------------

  * Certain portions of this exhibit have been omitted pursuant to a request for confidential treatment thereof by the Company.

  ** Indicates management contracts or compensation plans or arrangements filed pursuant to Item 601(b)(10) of Regulation S-K.

 (1) Filed as an Exhibit to the Company's Registration Statement on Form S-1 (Registration No. 33-30941) filed with the Securities and Exchange Commission (the "SEC") on September 8, 1989 or Amendments Nos. 1 and 2 thereto (filed on October 12, 1989 and October 16, 1989 respectively), and incorporated herein by reference.

 (2) Filed as an Exhibit to the Company's Annual Report on Form 10-K, filed with SEC on March 17, 1995 and amended on March 24, 1995, and incorporated herein by reference.

 (3) Filed as an Exhibit to the Company's Registration Statement on Form S-8 (Registration No. 33-33414), as filed with the SEC on February 9, 1990 and incorporated herein by reference.

 (4) Filed as an Exhibit to the Company's Report on Form S-8 (Registration No. 333-09279), as filed with the SEC on July 31, 1996 and incorporated herein by reference.

 (5) Filed as an Exhibit to the Company's Quarterly Report on Form 10-Q, filed with the SEC on November 12, 1997 and incorporated herein by reference.

 (6) Filed as an Exhibit to the Company's Annual Report on Form 10-K, filed with the SEC on March 20, 1997, and incorporated herein by reference.

 (7) Filed as an Exhibit to the Company's Report on Form S-8 (Registration No. 333-31384), as filed with the SEC on March 1, 2000 and incorporated herein by reference.

 (8) Filed as an Exhibit to the Company's Annual Report on Form 10-K, filed with the SEC on March 25, 1998, and incorporated herein by reference.

 (9) Filed as an Exhibit to Amendment Number 2 to the Company's Form 8A, filed as of February 15, 2001 and incorporated herein by reference.

(10) Filed as an Exhibit to the Company's Report on Form S-8 (Registration No. 333-67464), filed with the SEC on August 14, 2001 and incorporated herein by reference.

(11) Filed as an Exhibit to the Company's Quarterly Report on Form 10-Q, filed with the SEC on May 16, 2000 and incorporated herein by reference.

(12) Filed as an Exhibit to the Company's Annual Report on Form 10-K, filed with the SEC on April 27, 2001 and incorporated herein by reference.

(13) Previously filed.